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05007872

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Renault

*CURRENT ADDRESS

PROCESSED

MAY 17 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4001 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 5/16/05

ARIS
12-31-04

2004 ANNUAL REPORT

REGISTRATION DOCUMENT

RENAULT

EXHIBIT A.

Contents

Report approved by the Board of Directors on February 22, 2005

REGISTRATION DOCUMENT

1 Renault Group strategy

1.1.1 Background and highlights

1898 **Société Renault Frères** was **formed in 1898** to manufacture motor vehicles, taking advantage of patents such as the first direct-drive transmission. Based in the Paris suburb of Billancourt, the company achieved international renown through its success in motor sports, and initially specialized in the construction of passenger cars and taxis. During the First World War, it produced substantial volumes of trucks, light tanks and aircraft engines.

1922 In 1922, *having expanded strongly in the passenger car and* commercial vehicle markets, Renault became a **limited company**. Establishing production centers in France and abroad, Renault gradually emerged as the French market leader.

1945 **In January 1945,** the company was **nationalized** and renamed "Régie Nationale des Usines Renault" and concentrated on producing the **4 CV**.

1972 The **Renault 5**, which remains one of the Group's best-selling models ever, was launched in **1972**.

1980 Through to the mid-1980s, Renault followed a strategy of diversification in the industrial, financial and service sectors, *while at the same time growing its industrial and commercial* activities internationally. But in 1984, the company ran into financial difficulties. As a result, it concentrated on restructuring and refocusing on core activities, and returned to profit in 1987.

1990 In 1990, Renault became a **limited company** once again. In the same year, it signed an agreement for close cooperation with the Volvo group. And in 1991 the two groups linked their automobile and commercial vehicle businesses via cross-shareholdings. This arrangement was unwound after plans to merge the two groups were shelved in late 1993.

1994 One year later, the French government opened Renault to outside capital, a first step towards **privatization**, which took place in **July 1996.**

1998 From the **Type A Voiturette**, created by Louis Renault in 1898, Renault has been the source of many ground-breaking concepts in automotive history: the 4 CV in 1946; the Renault 4 in 1961; the Renault 16, with its rear hatch and modular interior, in 1965; the Renault 5 with its polyester bumpers in 1972; turbo-powered vehicles starting in 1980; Espace in 1984; Twingo in 1993; and Mégane Scénic in 1996 are just some of the models that have contributed to the company's tradition of innovation.

1999 1999 marked the start of a new era in Renault's history with the signing of an **Alliance with Nissan**, on March 27 in Tokyo. In the same year, Renault acquired a new brand by taking a 51% stake in Romanian carmaker **Dacia**.

2000 In 2000 this expansion continued, with Renault raising its stake in Dacia to 80.1% (increased to 92.7% in 2001) and acquiring a new brand – **Samsung Motors** in South Korea.

2001 In 2001 Renault sold Renault V.I. to Volvo and became the main shareholder in the Volvo group, with a 20% stake.The two companies joined forces to form the world's second-biggest truck manufacturer.

2002 In 2002 Renault and Nissan implemented the second stage of their Alliance, aimed at strengthening their equity ties and creating a joint strategic command structure. Renault raised its stake in Nissan from 36.8% to 44.4%. At the same time Nissan took a 15% ownership interest in Renault. Coinciding with the strengthening of the Alliance, the French government reduced its holding in Renault to 25.9%. The government's ownership interest was then further reduced to 15.7% by selling shares both to company employees and on the market.

2003 2003 was the year of **Mégane II**, with five new body styles following on from the two vehicles launched in 2002. With Scénic II Grand Scénic (unveiled in 2003 and launched early in 2004), Mégane Coupé-Cabriolet, Mégane sedan and Mégane station wagon, a total of seven models were launched in 17 months. Mégane II was the best-selling model in Europe in 2003.

2004 2004 was marked by two major product launches: **Modus** and **Logan**. Modus is the first Renault-badged vehicle built on the B platform shared with Nissan. Modus enhances Renault's entry-level range by drawing on the Group's know-how in minivans. It is the first vehicle in its class to score five stars in Euro NCAP crash tests. Logan, developed by Renault and manufactured *and marketed by Dacia, offers excellent value for money.* Even since its was launched, Logan has been highly popular, both on its domestic market, Romania, and on export markets. The car will spearhead Renault's international expansion in the years ahead.

1.1.2 Renault shareholders on December 31, 2004 ◇

Total share capital


3.3%
Employees
15%
Nissan
3.8%
Treasury stock
15.7%
French State
Total share capital (%)
62.2%
Public
* Individual shareholders 5%
* Institutional investors 57.2%
- France: 34.4%
- North America: 34.5%
- UK: 16.8%
- Rest of Europe: 11%
- Rest of the world: 3.3%

Voting rights


4.1%
Employees
19.3%
French State
Voting rights (%)
76.6%
Public

** According to a TPI survey conducted on December 31, 2004.*

◇ *Global Reporting Initiative (GRI) Directives.*

1.1.3 Five-year consolidated figures ◇

(Published figures)(1) € million	2004	2003	2002	2001	2000
Revenues ◇	40,715	37,525	36,336	36,351	40,175
Operating margin	2,418	1,402	1,483	473	2,022
Share in Nissan Motor net income	2,199	1,705	1,335	497	56
Renault net income	3,551	2,480	1,956	1,051	1,080
Earnings per share (€)	13.35	9.32	7.53	4.38	4.5
Capital	1,086	1,086	1,086	923	914
Shareholders' equity	16,060	13,591	11,828	10,051	9,652
Total balance sheet	60,942	58,291	53,228	50,129	51,975
Dividends (€)	1.80	1.40	1.15	0.92	0.91
Cash flow	4,808	3,560	3,578	1,688	3,412
Net financial indebtedness	541	1,748	2,495	3,927	4,793
Total staff at December 31	130,573	130,740	132,351	140,417	166,114

(1) This information is for reference only and is not always directly comparable year-on-year, since it may include changes in scope and/or changes in accounting practices (e.g. deconsolidation of Renault V.I. as of 2001).

1.1.4 Main activities

The strengthening of the Alliance between Renault and Nissan in 2002 made it necessary to reorganize Renault and to create a *société par actions simplifiée* (simplified joint stock company – SAS). The new entity, Renault s.a.s., is wholly owned by Renault S.A. and encompasses its principal operating assets. Since the final agreement, signed with Volvo on January 2, 2001, the Group's activities have been divided into two main Divisions:

- Automobile Division;
- Sales Financing Division.

In addition to these two Divisions, Renault has two **strategic shareholdings**:

- in AB Volvo;
- in Nissan.

These holdings are accounted for by the equity method in the Group's financial statements.

Renault group structure ◇



RENAULT S.A.
44.4%
NISSAN
100%
RENAULT s.a.s
99.4%
DACIA (1)
20%
VOLVO
100%
RCI BANQUE
70.1% (2)
RENAULT SAMSUNG MOTORS
Other industrial, commercial, financing and cash management companies
STRATEGIC SHAREHOLDINGS
SALES FINANCING DIVISION
AUTOMOBILE DIVISION

(1) Dacia shares to be transferred to Renault s.a.s.
(2) Company indirectly owned by Renault s.a.s.

1.1.4.1 Automobile Division

Renault designs, develops and markets passenger cars and light commercial vehicles. As part of its automobile business, it also manages a range of sales financing and service activities (RCI Banque) and holds a number of majority ownership interests, such as in SNR (Société Nouvelle de Roulement), and minority ownership interests, such as in Renault Agriculture*.

Following the acquisition of the Romanian carmaker Dacia and of Samsung Motors' operating assets in South Korea, Renault has three automobile brands: Renault, Dacia and Samsung.

Renault group ranges ◇

RENAULT BRAND

Renault is a full-range automaker present on most market segments. It has a broad passenger car and light commercial vehicle offering. Most models are available in multiple versions that vary by body style, engine, equipment levels and interior trim. This differentiation is achieved by means of a platform system. Eight platforms are used as the basis for passenger car and light commercial vehicle production. Renault vehicles are equipped with seven families of gasoline and diesel engines.

PASSENGER CARS

– In the small-car segment (A and B segments, and passenger-carrying vans), Renault offers four complementary models: Twingo, Clio, Kangoo and – since 2004 – Modus.

- Launched in 1993, **Twingo** was the first small minivan on the market. More than 2.5 million Twingos have been manufactured around the world. In 2004, 12 years after it was launched, Twingo is still in third place, with 8.9% of the A segment in Western Europe.
Twingo is manufactured at a single plant in Europe (Flins in France) and at one other in Latin America (Colombia).

- **Clio II** took over from Clio I in 1998. In 2001 it was completely restyled and extensively enhanced. In January 2004 a new version of Clio was released on the European market. In 2004 Clio was ranked number-two in Western Europe, with 9.2% of its segment.

In Europe, Clio is produced at Flins (France) and Novo Mesto (Slovenia). It is also assembled at the Bursa plant in Turkey (sedan version) and in Mercosur, at the Cordoba plant in Argentina, the Curitiba plant in Brazil and Nissan's Aguascalientes plant in Mexico. **Clio Renault Sport V6**, in the segment of exclusive sports vehicles, is assembled in the Alpine site in Dieppe, France.

- In September 2004 Renault expanded its B-segment range with the launch of **Modus**, a small minivan that offers exceptional interior space in a remarkably compact body. Modus is intended to complement, not replace, Twingo and Clio. With its roomy interior and features, Modus is positioned slightly above Clio. Through this three-pronged offering, Renault is broadening its customer base and aims to increase its share of the segment. In the last four months of 2004, Modus took 4.4% of the B segment in Europe. Modus is the first vehicle in its class to score five stars in Euro NCAP crash tests. It is manufactured at the Valladolid plant in Spain, the first pilot site in Renault's history to be located outside France.

- **Kangoo**, introduced in late 1997, is a practical, economical, nonconformist vehicle that rounds out Renault's offering in this segment. Kangoo has received several engine and trim upgrades since it was launched. In 2004 Kangoo was the number-two passenger-carrying van with 18.3% market share in Western Europe. It scored four stars in Euro NCAP crash tests, setting the standard for safety on this segment. The first model after Mégane to integrate life-cycle environmental management, Kangoo is 95% recyclable. Kangoo is also available in a 4WD version. In 2004 Renault launched a new passenger van called **Trafic Generation**.

Renault Kangoo is produced in the Maubeuge (France) and Cordoba (Argentina) plants, as well as in Morocco and – since December 2004 – Kuala Lumpur (Malaysia).

– On the C segment (midrange), the biggest in the European automobile market by volume, in October 2002 Renault launched the Mégane II program of five-door and three-door hatchbacks, heralding the complete renewal of its range on this segment.

Starting production on the Alliance's new joint C platform, the **Mégane II** program comprises eight models** with highly individual personalities, launched over less than 18 months between Fall 2002 and Spring 2004.

** Renault and the German company Claas signed a partnership agreement on February 24, 2003 covering Renault Agriculture. As a result of this agreement, which came into effect on April 30, 2003, Claas became the majority shareholder in Renault Agriculture, acquiring a 51% stake. Renault s.a.s. retained the remaining 49%. Renault and Claas respectively hold sale and purchase options representing 29% of Renault Agriculture's capital that can be exercised as of April 30, 2005, and representing 20% of Renault Agriculture's capital that can be exercised as of January 1, 2010.*

*** Five-door hatchback, three-door hatchback, Scénic (five-seater) and Grand Scénic (seven-seater), coupé-cabriolet, station wagon, four-door sedan, and Mégane II Renault Sport.*

◇ *Global Reporting Initiative (GRI) Directives.*

In November 2002 Mégane II was voted "European Car of the Year 2003" by a panel of 58 journalists from 22 European countries. It was also awarded the maximum five-star rating from the independent organization Euro NCAP, with the additional privilege of being named as the safest car in its class.

In June 2003 Scénic was replaced by **Scénic II**, renewing Renault's offering in the compact minivan segment. Scénic II benefits from technological innovations developed by Renault on high-end segments and from its expertise in passive safety. In September 2003 Scénic II scored five stars in Euro NCAP tests, becoming the safest compact minivan on the market. With two body lengths (Scénic and Grand Scénic), Scénic confirmed its number-one ranking on the compact minivan segment in 2004, taking a 23.1% share.

In September 2003 Renault released three other models in the Mégane II range across Europe: a coupé-cabriolet (the first vehicle with a folding glass roof as standard, and offering several equipment levels and a choice of four gasoline and diesel engines), a station wagon, and a four-door sedan, both with high-end interior and trunk space.

In 2004 Mégane was the top-selling car in Western Europe across all classes for the fourth consecutive year, taking 4.8% of the market across all brands, and 14.6% of the C segment.

Mégane II is produced in France at Douai (hatchback, coupé-cabriolet, Scénic II and Grand Scénic) and Dieppe (Renault Sport three- and five-door hatchback), in Spain at the Palencia plant (three- and five-door hatchback and station wagon) and in Turkey at the Bursa plant (four-door sedan). Mégane I (Classic and hatchback) continues to be manufactured in Cordoba, Argentina and in Colombia (Classic). Scénic I is produced at the Curitiba plant in Brazil and, since December 2000, on the Nissan site at Cuernavaca in Mexico.

– In the **D segment** (upper midrange) **Laguna II** replaced Laguna in January 2001. Available in hatchback and station wagon versions, Laguna II features equipment and innovations previously found only on executive cars. In terms of passive safety, Laguna II was the first car on the market to obtain the top five-star rating in Euro NCAP crash tests. Since 2002 Laguna has been seriously handicapped by the substantial slump in the D segment in Europe. Laguna II currently accounts for 0.9% of the segment in Western Europe.

Laguna II is built at the Sandouville plant in France on the platform used for Renault's three top-range models.

– On the **E segment (high-end),** Renault renewed its executive offering in 2002 with the release of **Vel Satis** in Europe. The car has won universal acclaim for its comfort, interior space and road holding. Vel Satis was awarded the maximum score of five stars by the independent consortium Euro NCAP, ranking best in class. Since launch, Renault's offering has been expanded to include new gasoline and diesel engines, combined with a particulate filter for the 2.2 dCi version and communications and multimedia equipment in some markets. Vel Satis has a 1% share of its segment in Europe, with sales below initial targets.

Vel Satis is produced in Sandouville (France).

In Fall 2002 Renault launched **Espace IV**, the fourth generation of a vehicle launched in 1984 in partnership with Matra Automobile. Espace was Europe's first-ever minivan. More than 1,000,000 examples of Espace have been manufactured, across several generations. Espace continues to lead the large minivan segment, with a share of 20.3%. Renault has positioned Espace IV as an executive vehicle, with six-cylinder gasoline and diesel engines and high-spec trim.

Espace IV is produced on the same platform as Laguna II and Vel Satis in Sandouville (France).

LIGHT COMMERCIAL VEHICLES

Renault offers one of the newest and most extensive ranges of light commercial vehicles (LCVs) in Europe, ranging from 1.6 to 6.5 tons and meeting the needs of a broad customer base. Since 1998 Renault has been the leading LCV brand in Western Europe.

– **On the small van segment** (under 2 tons), Renault's main vehicles are **Clio Van** and **Kangoo Express**. In 2003 Renault unveiled New Kangoo Express, which features major technological developments and a range of gasoline and diesel engines. In 2004 Kangoo Express topped its segment with a share of 21.9%.

– **On the van segment** (2 to 7 tons), Renault released **New Master** at the end of 2003, offering a full range of vehicles with three heights, three lengths and three payloads (2.8 to 3.5 tons) to meet the needs of small businesses for goods and passenger transport. Master is manufactured at the Batilly plant (France) and in Brazil. It was voted "Van of the Year 2004" in France by the Argus panel and took 6.8% of the van segment under 5 tons in Europe in 2004.

In 2004 Renault launched **New Master RWD*** (3.5 to 6.5 tons), extending the Master range upwards by offering business customers a large rear-wheel drive van.

New Trafic (2.5 to 2.8 tons) has been marketed since September 2001. It was developed in partnership with General Motors and manufactured first at Luton (U.K.) then at Nissan's plant in Barcelona (Spain). Voted "Van of the Year 2002", Trafic has since confirmed its commercial success by taking 5.7% of the segment for sub 5-ton vans.

Boosted by strong performances from Trafic and Master, Renault took the number-three spot in the European van segment in 2004, with a 12.5% share.

** This vehicle is also distributed under the name Mascott by the Renault Trucks network.*

DACIA BRAND

Dacia is powering the Renault group's growth in Central and Eastern Europe. Its remit is to produce sturdy, modern, economical models for new automobile markets.

- On the passenger-car market, until July 2004 Dacia offered **Berlina** and the **Dacia 1310** station wagon, derived from the R12. Dacia also markets **Solenza**, a multi-purpose family sedan launched in March 2003. Solenza uses the SupeRNova base, the first vehicle in Dacia's renewal. Solenza is equipped with Renault powertrains (gasoline and diesel engines, combined with latest-generation Renault transmissions). Production of Solenza will be discontinued in March 2005.

In September 2004 Dacia launched **Logan**, a completely new and distinctly modern sedan offering unmatched comfort and affordability. Logan was developed on the Renault-Nissan Alliance's B platform, used for Nissan Micra and Renault Modus. It is fitted with Renault gasoline 1.4- and 1.6-liter engines, combined with a latest-generation Renault gearbox. Logan is the first vehicle in the X90 program, which will be extended with a small van and a station wagon. Ever since it was launched, Logan has been highly successful, both on its domestic market and on its first export markets, namely Central Europe and Turkey.

- On the LCV market, Dacia offers three **pickup** body types (single cab, double cab and drop-side) with diesel engines.

Dacia models are manufactured at the plant in Mioveni, a suburb of Pitesti in Romania, which has been undergoing radical modernization and restructuring since 1999.

RENAULT SAMSUNG BRAND

In South Korea, relying on synergies with the Renault group and the Renault-Nissan Alliance, Renault Samsung Motors sells:

- **SM5,** an executive sedan derived from a Nissan sedan, which has enjoyed growing success since 2001. A new version of SM5 was launched in January 2005.
- In September 2002 Renault Samsung Motors' range was extended by a second Nissan model, **SM3**. Sharing the platform of the Nissan Bluebird Sylphy, this midrange four-door saloon was developed through the Renault-Nissan Alliance and is fitted with Nissan 1.5 and 1.6 16V gasoline engines.
- In November 2004 Renault Samsung Motors launched **SM7**, a roomy sedan offering luxury interior comfort and high-end safety features. This executive vehicle, fitted with 3.5 V6 and 2.3 Neo VQ engines, incorporates the latest technology from the Renault-Nissan Alliance.

All three cars are produced in the state-of-the-art plant at Busan in South Korea.

In 2007 Renault Samsung Motors will manufacture Renault's future SUV. The new vehicle, manufactured in South Korea, will be marketed on the Korean market under the Renault Samsung brand and in the rest of the world under the Renault brand.

Main manufacturing sites ◇

Renault has more than 30 manufacturing sites for its automobile business. Under cooperative cost-sharing agreements, the Group also uses facilities operated by other manufacturers, notably General Motors Europe's site in the U.K.

Also, thanks to the 1999 Alliance with Nissan, Renault can take advantage of its partner's industrial facilities in areas where Nissan already has operations, such as Mexico. In Spain, Renault uses Nissan's Barcelona plant to manufacture Trafic.

In 2004, the bulk of **production** by the three brands making up the Renault group was **managed primarily** by the following plants:

RENAULT BRAND

Renault sites:	
Flins (France)	Clio II, Twingo
Douai (France)	Mégane II (hatchback, coupé-cabriolet), Scénic II (five- and seven-seater)
Sandouville (France)	Laguna II (hatchback, station wagon), Vel Satis, Espace IV
Maubeuge (France)	Kangoo, Kangoo Express[(1)]
Batilly (France)	Master II[(2)], Mascott II[(3)]
Dieppe (France)	Clio Renault Sport, Mégane II Renault Sport (three- and five-door hatchback)
Palencia (Spain)	Mégane II (three- and five-door hatchback, station wagon)
Valladolid (Spain)	Modus, engines
Novo Mesto (Slovenia)	Clio II, front and rear axles
Bursa (Turkey)	Mégane II (four-door sedan), Clio sedan, engines, transmissions
Cordoba (Argentina)	Clio, Clio sedan, Mégane I (hatchback, sedan), Kangoo, engines
Curitiba (Brazil)	Scénic I, Clio, Clio sedan, engines, Master II[(4)]
Cléon (France)	Engines, transmissions
Le Mans (France)	Front and rear axles, subframes, front arms
Choisy le Roi (France)	European center for reconditioned components (engines, transmissions, injection pumps, nozzle holders, sub-assemblies), new engines and mechanical components
Grand-Couronne (France)	Shipment of CKD kits
Seville (Spain)	Transmissions, mechanical components
Cacia (Portugal)	Transmissions, mechanical components
Los Andes (Chile)	Transmissions, mechanical components
Nissan sites:	
Barcelona (Spain)	Trafic[(5)]
Aguascalientes (Mexico)	Clio II[(6)]
Cuernavaca (Mexico)	Scénic I
General Motors Europe site:	
Luton (U.K.)	Trafic

DACIA BRAND

Mioveni (Romania)	1310 range (sedan, station wagon, pickup), Solenza, Logan, engines and transmissions

RENAULT SAMSUNG BRAND

Busan (South Korea)	Engines, SM7, SM5, SM3

(1) The Maubeuge site also builds Kangoo vehicles for Nissan, which are sold under the name Kubistar, which is a Nissan brand.
(2) The Batilly site also produces Master vehicles for General Motors Europe and Nissan, which are sold under the Movano (Opel and Vauxhaull) and Interstar (Nissan) brands.
(3) Mascott had been distributed by Renault Trucks (formerly Renault V.I.) since 1999 and, from January 1, 2003, by Renault, under the name Master RWD.
(4) The Curitiba LCV plant also produces Nissan's Frontier pickup and Xterra.
(5) Nissan's Barcelona plant also manufactures compact vans marketed under the names Primastar and Vivaro by Nissan and Opel, respectively.
(6) Nissan's Aguascalientes plant in Mexico also makes Platina (Nissan brand) on a Renault Clio Thalia base.

Partnerships and collaborative projects

To maintain and enhance its competitive edge in the auto industry, Renault has adopted ambitious targets for improving quality and reducing costs and delivery times. As a result, the Group has radically altered the way it works with suppliers. It engages in a process of partnership and cooperation well before a new vehicle is launched.

– To strengthen **ties with suppliers,** Renault has opened industrial supplier parks on the grounds of its plants at Sandouville and Douai (France), Palencia (Spain), Pitesti (Romania) and Curitiba (Brazil). These facilities are used by the main equipment makers, thereby ensuring a regular supply of key components on a just-in-time basis. Having suppliers located as close as possible to the assembly lines offers advantages in terms of logistics; it also allows for sequenced delivery.

– Renault has also entered into a number of **collaborative projects** and **partnerships** for its automobile business, with a view to sharing costs. These agreements concern a full range of activities in research, joint design and development programs, manufacturing, services and distribution.

In co-development and manufacturing, the main partnerships are as follows:

- Renault has entered into a number of cooperation agreements with **PSA Peugeot Citroën.** The two groups have worked together since 1966 on developing powertrains, notably **engines** at their jointly-owned affiliate, Française de Mécanique, in Douvin (France), and automatic **transmissions** at Société de Transmissions Automatiques in Ruitz (France). In April 1999 PSA Peugeot Citroën and Renault signed an agreement to strengthen industrial synergies in **Mercosur.** Under this agreement, Renault has been supplying 1-liter gasoline engines to PSA Peugeot Citroën since 2001.
- Renault has also signed a number of commercial agreements for the sale of subsystems, notably transmissions and engines for **Volvo and MMC** and, since January 2004, a diesel engine for **Suzuki Jimny.**
- For light commercial vehicles, Renault and **General Motors Europe** signed a framework agreement in 1996, confirmed by a cooperative undertaking in 1999. The agreement provides for:
  - the supply of **Master/Movano** to General Motors Europe. Produced by Renault at Batilly, the vehicles are sold by Renault, Opel and Vauxhall under their own nameplates.
  - The development and joint manufacture of the new Trafic/**Vivaro** range. Under the agreement, Renault is responsible for design and development and also supplies the engines, while GM handles manufacturing at its IBC plant in Luton, U.K. The two carmakers have been selling the vehicles since 2001 under their respective nameplates (Renault/New Trafic and Opel-Vauxhall/Vivaro). Nissan's Barcelona plant also began producing this vehicle in September 2002.
- As part of a drive to accelerate international growth, Renault has struck a series of agreements with local partners, including manufacturing companies, private investors and local authorities:
  - **In Morocco**, Renault and its subsidiary Renault Morocco, together with Fiat Auto and Peugeot, hold a stake in SOMACA (Société Marocaine de Construction Automobile). The company's Casablanca plant assembles Kangoo. In 2005 it will start producing Logan under an agreement signed with the Moroccan authorities in 2003 for the assembly of an economical family car for both the local and export markets. Further, pursuant to an agreement with the Moroccan government on the acquisition of its SOMACA stake, Renault is set to increase its holding in the company to 46% in 2005.
  - **In Iran**, Renault, IDRO, Iran Khodro and SAIPA signed an agreement in March 2004 on the formation of a joint company, Renault Pars, which is 51%-owned by Renault and 49% by Iran's AIDCO (which in turn is 40%-owned by IDRO, 30% by Iran Khodro and 30% by SAIPA). In addition to holding the license for X90, Renault Pars will be responsible for engineering, quality, purchasing and logistics. It will also coordinate the sales, marketing and aftersales policy. In 2006 Iran Khodro and SAIPA will start producing vehicles based on Renault's X90 platform. Each company will have an initial capacity of 100,000 units, and the cars will be assembled using imported parts and locally sourced components. Iran Khodro and SAIPA will market the vehicle though special sales areas in their respective networks.
  - **In Malaysia**, Renault launched production of Kangoo at the plant operated by its partner TC Euro Cars Sdn. Bhd in Kuala Lumpur. The aim is to produce 2,000 vehicles per year by 2005. TCEC, which has partnered Renault since June 2003, will be responsible for distributing Renault vehicles and for the brand's aftersales activities in Malaysia.

– Significant **distribution** agreements include the following:

- Renault has been able to use an extensive sales network throughout the four North European countries (Sweden, Norway, Denmark and Finland) under a partnership agreement signed between Renault and **Volvo Cars** (Ford group) in 1981. The agreement was renewed and strengthened in 2003 with the creation of "Renault Nordic", which is now responsible for the coordination of sales and aftersales of Renault vehicles in all four countries. Economies of scale have been achieved by sharing back-office activities (HR, IT resources and development of distribution networks) with Volvo.
- The **Mascott** van, manufactured at Renault's Batilly plant, has been distributed by the network of **Renault Trucks** (formerly Renault V.I., now AB Volvo group) since 1999, and also by Renault, since January 2003 under the name **Master RWD**.

– Renault's policy of partnerships has been greatly broadened and has acquired a whole new dimension through the **strategic Alliance with Nissan** *(see section 1.2 on the Renault-Nissan Alliance, page 17).*

The Renault distribution network in Europe

ORGANIZATION OF THE RENAULT NETWORK IN EUROPE

The Renault group distributes its vehicles in Europe through a primary and a secondary distribution network.

The **primary network** consists of dealers who can sell and service Renault vehicles, as well as Renault France Automobiles outlets (in France only) and Renault subsidiaries grouped functionally under the umbrella of Renault Europe Automobiles. The purpose of these two organizations is to ensure the future viability of the Group's network and boost its marketplace performance against the backdrop of new European regulations on vehicle distribution.

Similarly, some members of the primary distribution network are specialized solely in aftersales (approved repairers).

Renault is pursuing its policy of transforming the primary network. The aim is to improve coverage, performance and professionalism across larger areas with similar characteristics. Accordingly, although the number of customer interfaces has declined, the network's reach and range, as well as its ability to offer the full variety of Renault products, has increased.

In nine countries – France, Germany, Spain, Italy, the Netherlands, the U.K., Switzerland, Austria and, since January 1, 2005, Portugal – a policy of joint hubs has been rolled out in association with Nissan, thus opening the door to bigger potential economies of scale.

The **secondary network** is made up of Renault's subdealers, generally small businesses with commercial ties to a dealer in the primary network.

The Renault distribution network in Europe(1)

	2004(2)		2003		2002	
Number of outlets (contracts)	**Europe**	**o/w France**	**Europe**	**o/w France**	**Europe**	**o/w France**
Branches and subsidiaries	50	10	66	13	117	63
Dealers	1,276	310	1,363	318	1,768	334
Sub-dealers	8,724	4,820	8,655	4,835	9,046	5,350
TOTAL(3)	**10,050**	**5,140**	**10,084**	**5,166**	**10,931**	**5,747**
Number of sites:						
Primary network	2,542	620	2,453	617	2,878	730

(1) Includes the 10 European subsidiaries plus Poland, Hungary, Croatia, the Czech Republic, Slovenia and Slovakia.
(2) Estimates at December 31, 2004, prepared at end-October 2004 on the basis of the number of entities having legally binding agreements with Renault.
(3) The number of contracts declined during the period under review as a result of mergers and restructurings.

In addition to own-brand vehicles, Renault's network has been marketing the new Dacia Logan in Eastern Europe (Croatia, Hungary, Czech Republic, Slovakia) since fourth-quarter 2004. In 2005 this sales area will be extended to include Slovenia and Poland (in February), and then Western Europe (France, Germany and Spain in June; Switzerland, Italy, the Netherlands and Belgium in November).

REGULATION OF AUTOMOBILE DISTRIBUTION IN EUROPE

1- The new European regulation on automobile distribution (1400/2002) was in effect for the first full year in **2004**. Moreover, its scope was broadened to four new EU member states: the Czech Republic, Hungary, Poland, and Slovakia.

This regulation maintains the distribution of automobile products and services by brand networks, according to new procedures that will require new contracts:

– in **sales**, Renault has opted for qualitative and quantitative selective distribution, which authorizes the Group to choose its distributors and establish the numbers required. Nevertheless, from October 1, 2005, any member of the network will be able to open additional sales and delivery outlets anywhere in Europe;

– in **aftersales**, carmakers select approved repairers on the basis of freely defined criteria (qualitative selectivity) and all repairers meeting qualitative criteria may become members of the network.

Other highlights:

– distributors may sub-contract aftersales services only to another member of the brand network satisfying the manufacturer's aftersales specifications;

– the vehicles of several brands may be displayed in the same showroom, providing that brand identity is respected;

– the regulation enables manufacturers to maintain a secondary network (i.e. subdealers).

The new regulation aims to achieve significant price convergence in Europe.

2- Developments in **2005**

– From October 1, 2005 the clause governing the location of new vehicle sales will be lifted. As a result, any network member will be able to open additional sales and delivery outlets anywhere in Europe.

– Switzerland will come within the scope of the regulation following a decision by the Swiss government to bring its legislation into line with EU regulations on automobile distribution.

HOW RENAULT IS IMPLEMENTING THE NEW REGULATION

Renault prepared for the new regulation with the relevant automobile distribution professionals at both national and European levels. These efforts bore fruit in 2004, and the new regulation was implemented smoothly:

a) Contract renewal

New contracts compliant with regulation 1400/2002 were signed in October 2003 and October 2004 for four new EU member states.

b) Selection criteria

In response to the new legislation, Renault opted for selective rather than exclusive distribution. The selection criteria were negotiated with the Renault Dealer Groups (GCR) and were audited by external experts in every country.

Both the new legislation and the contracts signed with the GCRs require the selection criteria to be universally applied in order to improve substantially the quality of service delivered by the network. Going forward, the same reasoning will be followed in order to ensure the highest possible level of customer service. The criteria will be adapted periodically, in accordance with each GCR, to take account of new trends in products and services. Compliance with the new criteria will be audited annually.

c) Availability of technical information (documents, tools, training) for independent repairers

Renault improved the availability of technical information for independent repairers by setting up an information repository that can be accessed on the Internet.

The network's invoicing system was also brought into line with the system used for independent repairers.

Cash management and financial risk management in the Automobile Division

For its automobile businesses, the Renault group has established a financial organization whose aims are to:

- automate the processing of routine cash inflows and outflows, with improved security and reliability;
- pool the surplus cash of Group subsidiaries and meet their refinancing requirements;
- centralize the handling of euro-denominated and foreign-exchange transactions for better management of currency, interest-rate and counterparty risks while reducing financial and administrative costs;
- centralize all financing operations, including securities issuance, bank loans and credit agreements, at parent-company level.

Within this framework, **Renault's Corporate Treasury Department,** in charge of cash management and financing for the Group's industrial and commercial activities in France and Europe, has two entities specialized in:

- the centralization of Group cash flows (Société Financière et Foncière);
- capital market trading, after intra-Group netting: forex, fixed-income securities, short-term investments (Renault Finance).

SOCIÉTÉ FINANCIÈRE ET FONCIÈRE (SFF)

Société Financière et Foncière (SFF) is a fully-fledged bank within the Renault group. Its remit is to offer Renault and its industrial and commercial subsidiaries a range of needs-responsive services and integrated management of the Group's cash flows. SFF is in charge of all cash flows of Renault as well as the first-tier and second-tier subsidiaries of the Automobile Division in France and Europe. It also processes commercial cash flows for Nissan France and equalization payments for Nissan in Europe.

SFF reported net income of €4.2 million (parent company) in 2004, compared with €5.4 million in 2003. Total parent company assets on December 31, 2004, amounted to €342 million (€289 million at December 31, 2003).

RENAULT FINANCE

Renault Finance, a Swiss corporation based in Lausanne, is an active player on the forex and fixed-income markets and in the market for hedging industrial metals transactions. Through its arbitraging business, it can obtain competitive quotes for all financial products.

The company is therefore Renault's natural counterparty for most of the Group's capital market transactions. By extending that service to the Nissan group, Renault Finance has become the Alliance's trading floor.

At end-December 2004, parent-company net income was €24.1 million (versus €21.3 million at end-December 2003) and total parent-company assets amounted to €4,395 million (€4,305 million at end-December 2003).

1.1.4.2 Sales Financing Division ◇

This Division's activities are handled by **RCI Banque*** and its subsidiaries.

RCI Banque is the entity that finances sales and services for the Renault group and Nissan brands in Europe. It acquired Nissan's financing subsidiaries in 1999 as part of the Alliance agreements between Renault and Nissan.

The role of the RCI Banque group is to provide a full range of financing solutions and services for its three main customer constituencies:

– **consumers** and **corporate** clients, for which RCI Banque provides credit solutions for the acquisition of new and used vehicles, rental with purchase option, leasing and contract hire, as well as the associated services, namely contracts for maintenance, extended warranty, insurance, assistance and fleet management;

– the **networks** that distribute Renault and Nissan brands, for which RCI finances inventories of new and used vehicles and spare parts, as well as their short-term cash flow needs.

At December 31, 2004 the RCI Banque group had total assets of €24.2 billion, and a staff of 3,188, half of whom are based in France and the other half in countries throughout the world. ◇

The RCI Banque group has operations in 15 countries in Western Europe and Central Europe (Poland, Czech Republic, Romania, Hungary) and two in South America (Brazil and Argentina). It has set up a company in South Korea. ◇

In 2004 RCI Banque financed 35.4% of new Renault and Nissan vehicles sold in the Western European countries in which it is present.

CONSUMER MARKET

Consumer-related business accounts for 56.1% of RCI Banque's average loans outstanding, or €12.1 billion. In this field, RCI Banque plays a three-fold role:

– offer and develop financing solutions to facilitate and accelerate sales of Renault and Nissan vehicles;

– integrate financing solutions and services to encourage car use and build loyalty to Alliance brands;

– help automakers organize sales promotions.

CORPORATE CLIENTS

Corporate business accounted for 19.5% of the company's average loans outstanding, or €4.2 billion, at the end of 2004. In this field, RCI Banque has five aims:

– establish the Group's financial and business-services strategy and implement it in the subsidiaries;

– plan the marketing strategy and brand policy for the corporate market;

– implement best practices for business-oriented products and services wherever RCI is present;

– help Renault and Nissan establish international protocols;

– monitor and guide economic performance by ensuring that profitability is in line with group targets.

NETWORKS

In this field, RCI Banque has four aims:

– finance inventories of new and used vehicles and spare parts, and fund dealers' long-term financing operations;

– manage and control risks;

– secure the network's future by standardizing financial procedures and monitoring them on a regular basis;

– act as financial partner to the network.

At end-2004 financing activities accounted for 24.4% of average loans outstanding, or €5.3 billion.

** For more information about RCI Banque and its business, log on to www.rcibanque.com.*

◇ *Global Reporting Initiative (GRI) Directives.*

1.1.4.3 Strategic shareholdings

The most important shareholdings are those in Volvo and Nissan.

Renault's holding in AB Volvo

In April 2000 Louis Schweitzer, Chairman and C.E.O. of Renault, and Leif Johansson, Chairman and C.E.O. of Volvo, announced plans to link the two companies' truck activities. Having received the go-ahead from the anti-trust authorities of the European Union and the U.S., Renault and Volvo closed the deal on January 2, 2001. From that date, the Renault group carried AB Volvo under the equity method.

With its 20% stake, Renault became the principal shareholder in Volvo, the world's second-largest truck maker. Renault V.I. became Renault Trucks and is now a wholly-owned subsidiary of Volvo.

Renault is represented on Volvo's board by Louis Schweitzer, Renault's Chairman and C.E.O., and Patrick Faure, Executive Vice President of Renault.

Since selling its automobile business to Ford in 1999, Volvo has refocused primarily on trucks. In 1999 commercial vehicles accounted for 54% of net revenues. Following the tie-up with Renault V.I./Mack, Volvo developed its truck business, handled through Global Trucks, which accounted for two-thirds of net revenues in 2003.

ACTIVITIES IN 2004 (as % of net revenues)


4%
Other
3%
Aerospace (engine components, spare parts, maintenance) - Volvo Aero
6%
Buses and coaches
14%
Construction equipment - Volvo CE
4%
Marine and industrial engines - Volvo Penta
69%
Trucks - Global Trucks comprising three brands: Volvo, Mack and Renault Trucks

The merging of Mack Trucks and Renault V.I. within the Volvo group spawned Europe's largest truck maker, with a number-two ranking worldwide. Together, leveraging their excellent geographical fit and complementary products, the three companies can offer a wider range of products and a more extensive network. Each of the three brands comprising the truck activities of Volvo, Renault and Mack, continues to develop its own identity.

Applying Swedish accounting standards, in 2004 Volvo reported a 15.3% rise in net **revenues**, which totaled SEK201,496 million (€22,093 million), compared with SEK174,768 million (€19,154 million) in 2003, and generated **operating income** of SEK14,200 million (€1,557 million), compared with SEK6,534 million (€716 million) in 2003. **Net income** in 2004 was SEK9,355 million (€1,026 million), compared with SEK4,328 million (€474 million) in 2003.

Volvo's dividend payout in 2004 was stable on the previous three years at SEK8 per share. For 2005, the Board of Directors proposed a dividend payout of SEK12.50 per share to the Annual General Meeting of April 12, 2005 (Average 2004 exchange rate: €1 = SEK9.1203).

In 2004, Volvo's equity-accounted contribution to Renault's net income was €240 million, compared with a contribution of €175 million in 2003 (see Chapter 4, Note 13 of the Notes to the Consolidated Financial Statements, page 252).

At December 31, 2004 the closing price of the Volvo A share was SEK253.50 and the Volvo B share, SEK263.50. Applying an exchange rate of €1 = SEK9.0206, the market capitalization of Volvo was SEK114,955 million (€12,744 million). The market value of the Volvo stock held by Renault was SEK22,991 million (€2,549 million), compared with an equity-accounted market value of €1,597 million.

Renault's shareholding in Nissan

Renault's ownership interest in Nissan is described in detail in the following chapter. Renault owns 44.4% of Nissan, which was capitalized at ¥5,036 billion (€36 billion) at December 31, 2004 based on 4,521 million shares with a closing price of ¥1,114 per share. Accordingly, the market value of the shares held by Renault at the same date was ¥2,232 billion (€16 billion), compared with an acquisition value of ¥802 billion, net of acquisition expenses, and based on a purchase price of ¥400 per share. Renault accounts for its strategic shareholding in Nissan by the equity method, as described in Note 12 of the Notes to the Consolidated Financial Statements, page 247. At December 31, 2004 the value of this ownership interest came to €8,259 million.

On March 27, 1999 Renault acquired a 36.8% equity stake in Nissan, together with a 22.5%* stake in Nissan Diesel and 100% of Nissan's European finance subsidiaries, for a transaction cost of ¥643 billion (approximately €5 billion or $5.4 billion).

The Alliance has demonstrated its capacity to improve the individual performance of both partners, while protecting their respective identities, as the result of founding principles chosen to promote balance within the partnership and to capitalize on the complementary strengths of two groups with a global presence.

With a market share of 9.6%, the Alliance was the fourth-largest carmaker worldwide in 2004, with 5.8 million vehicle sales by the five brands in the Group: Renault, Nissan, Samsung, Infiniti and Dacia.

1.2.1 The Alliance's fifth anniversary

1.2.1.1 Vision - Destination

The year 2004 was a milestone in the history of Renault and Nissan. March 27, 2004 marked the fifth anniversary of the agreement heralding the creation of the Renault-Nissan Alliance. Both Renault and Nissan took this opportunity to restate the values and the principles underpinning the Alliance and to announce new ambitions for the future in the shape of a common "Alliance Vision - Destination" document.

The "Alliance Vision - Destination" was approved by the Alliance Board and has been distributed to all employees in both groups.

Vision - Destination of the Renault-Nissan Alliance

The Renault-Nissan Alliance is a unique group of two global companies linked by cross-shareholdings.

- They are united for performance through a coherent strategy, common goals and principles, results-driven synergies, shared best practices.
- They respect and reinforce their respective identities and brands.

The principles of the Alliance

The Alliance is based on trust and mutual respect. Its organization is transparent.

It ensures:

- clear decision-making for speed, accountability and a high level of performance;
- maximum efficiency by combining the strengths of both companies and developing synergies through common organizations, cross-company teams, shared platforms and components.

The Alliance attracts and retains the best talents, provides good working conditions and challenging opportunities: it grows people to have a global and entrepreneurial mindset.

The Alliance generates attractive returns for the shareholders of each company and implements the best established standards of corporate governance. The Alliance contributes to global sustainable development.

The three objectives for the future

The Alliance develops and implements a strategy of profitable growth and sets itself the following three objectives:

1- to be recognized by customers as being among the best three automotive groups in the quality and value of its products and services in each region and market segment;

2- to be among the best three automotive groups in key technologies, each partner being a leader in specific domains of excellence;

3- To consistently generate a total operating profit among the top three automotive groups in the world, by maintaining a high operating profit margin and pursuing growth.

**At the end of 2003, Renault's share decreased to 17.88%. Renault sold its stake in Nissan Diesel in March 2005. See below Press release page 33.*

During the celebrations held to mark the event and the presentation of the Alliance's strategic vision, Chairman Louis Schweitzer emphasized the following points in his speech to Renault executives:

– "The Alliance is a group and not just two companies that are bound by an agreement. **It is a group made up of two worldwide corporations.** Belonging to this group must at no time restrain the ambitions of either company. This is the key to the success of the Alliance, compared with other more conventional partnerships";

– "What remains to be achieved is more important than what has already been achieved. **The best is still to come**, but the task will be just as tough in the next five years as it was in the past five years";

– "The Alliance does not operate in a stable condition. **A permanent force to steer and correct** the Alliance is necessary for it to be efficient. This force is applied through constant pressure and permanent support."

1.2.1.2 Renault's major achievements

The conclusion of the Alliance with Nissan accelerated Renault's development into a worldwide group. Since the agreements were signed, Nissan has experienced a remarkable financial recovery and Renault has strengthened the foundations of its operational performance. The following achievements are the most significant:

– **Renault is drawing on Nissan resources to accelerate its international expansion.** *The two most striking examples are Mexico and the growth of* Renault Samsung Motors in Korea. Without the vitality and the opportunities created by the Alliance, Renault would not have achieved such a quick and effective deployment in either of these countries. Renault was able to harness Nissan's manufacturing capacity in Mexico to launch Clio and Scénic. In Korea, Renault Samsung Motors uses Nissan platforms. (see page 21, "Deployment in Mexico");

– **Renault is gradually and constantly improving its products and performance**. The deployment of new working methods in the production facilities in 2003 has resulted in substantial improvements in the quality assessment processes thanks to expert input from Nissan and the exchange of best practices that have since been incorporated in the Renault Production Way (SPR). Modus, launched in September 2004, benefited fully from these improvements, from design through to full production. (see page 21, "Modus and best practice for quality");

– **Renault is boosting capacity utilization at its existing production facilities**. Renault produces parts and engines for Nissan, applying the principle of cross-manufacturing to match the geographical fit and the industrial production policy of each company. For example, the Cléon plant produces engines for Nissan Europe, a Renault subsidiary in Chile and Renault do Brasil respectively produce gearboxes and engines for Nissan Mexico, stampings from the facility in Flins are used in the production of the Micra by Nissan U.K., and so on. Conversely, whenever it makes industrial and financial sense, Nissan also manufactures parts and systems for Renault (Clio in Mexico, Trafic in Barcelona, etc.);

– **...and is benefiting from economies of scale for the future.** Renault and Nissan are jointly developing new engines and gearboxes that will eventually be fitted in both Renault and Nissan models. Substantial economies of scale are expected, especially in terms of the recovery of development costs, but also in the areas of production and logistics. *(see page 22, "Launch of the first Alliance engines");*

– **Renault plans to capitalize on Nissan's acknowledged expertise in 4x4 design**. Nissan is actively participating in the development for Renault of a vehicle derived from its own SUV range that has been styled and defined by Renault and is due to be manufactured by Renault Samsung Motors in Korea in 2007. This concept of co-development or the sharing of tasks among three companies from backgrounds and cultures as radically different as those found in France, Japan and Korea is an exciting challenge for the Alliance as well as a tough exercise in multi-cultural management. Co-development is one of the Alliance's most valuable assets, as it rises to the challenges of globalization. (See page 22, "A new step forward for Renault Samsung Motors in Korea");

– **Renault is creating value for its shareholders**. Between the date when the Alliance was signed and March 29, 2004, Renault's market value increased much faster than the value of the Paris Bourse's leading index, the CAC 40 index, and the value of its main European competitors.

Creating shareholder value

In a turbulent period, when stock markets were rocked by the bursting of the Internet bubble in 2001 and 2002 and the events of September 11, both Renault and the recovering Nissan expanded their worldwide base of investors, won over by the success the Alliance and its future prospects.

During their five years of cooperation, Renault and Nissan have seen their share prices rise significantly by 62% and 154%, respectively, while the French and Japanese stock indexes (CAC 40, Nikkei 225) are still below their reference levels of March 27, 1999.

Renault and Nissan share prices between March 27, 1999 and end-December, 2004


200
150
100
base: 100
50
0
Renault
+62%
CAC 40
-12%
Five years of Renault Nissan cooperation
March 29, 99
July 29, 99
Nov. 29, 99
March 29, 00
July 29, 00
Nov. 29, 00
March 29, 01
July 29, 01
Nov. 29, 01
March 29, 02
July 29, 02
Nov. 29, 02
March 29, 03
July 29, 03
Nov. 29, 03
March 29, 04
July 29, 04
Nov. 29, 04


350
300
250
200
150
100
base: 100
50
0
Nissan
+154%
Nikkei 225
-27%
Five years of Renault Nissan cooperation
March 29, 99
July 29, 99
Nov. 29, 99
March 29, 00
July 29, 00
Nov. 29, 00
March 29, 01
July 29, 01
Nov. 29, 01
March 29, 02
July 29, 02
Nov. 29, 02
March 29, 03
July 29, 03
Nov. 29, 03
March 29, 04
July 29, 04
Nov. 29, 04

Over the same period, Renault's market capitalization has more than **doubled**, growing from €8.4 billion when the Alliance agreement was signed to €17.5 billion on December 31, 2004. On this measure, Renault now ranks seventh, ahead of GM, Volkswagen and Fiat, compared with its eleventh-place ranking at the beginning of 1999.

Carmaker rankings by market capitalization – 2004 vs. 1999

(€ million)	Market capitalization on March 29, 1999	Ranking
Toyota	96,736	1
DaimlerChrysler	81,541	2
Ford	59,848	3
GM	52,518	4
Honda	39,961	5
VW	22,159	6
BMW	16,277	7
Fiat	13,522	8
Volvo AB	10,439	9
Nissan	**9,049**	**10**
Renault	**8,393**	**11**
Peugeot	6,615	12
Suzuki	6,065	13
Mazda	4,459	14
Fuji Heavy	3,521	16
Porsche	3,990	15
Mitsubishi	3,043	17
Hyundai	678	18

(€ million)	Market capitalization on December 31, 2004	Ranking
Toyota	108,394	1
Nissan	**36,262**	**2**
Honda	35,918	3
DaimlerChrysler	35,712	4
BMW	21,952	5
Ford	19,757	6
Renault	**17,538**	**7**
GM	16,683	8
Volkswagen	13,251	9
Volvo AB	12,748	10
Peugeot	11,353	11
Hyundai Motor	10,102	12
Porsche	8,216	13
Suzuki	7,314	14
Fiat	5,475	15
Mazda	2,834	16
Fuji Heavy	2,818	17
Mitsubishi Motors	2,344	18

Nissan has also achieved a remarkable share price performance during the same five-year period. The Group's market capitalization has increased from about €9 billion to €36 billion, and Nissan is now one of the most profitable volume manufacturers in the world, with an operating margin of 11% in the fiscal year ending March 31, 2004.

Nissan's financial recovery enabled it to resume dividend payments, which have increased regularly since 2000. Over the past four years, the payout has multiplied almost four-fold, from ¥10 billion for FY2000 to ¥38 billion for FY2003. For fiscal 2004, ending March 2005, Nissan will pay ¥24 per share in two installments, one in November 2004, the other in June 2005. Renault should therefore receive a total payment of almost ¥48 billion for the current fiscal year, 26% more than the preceding year.

Dividend payout by Nissan to Renault


In ¥/share
In billions of ¥
30
25
20
15
10
5
0
60
50
40
30
20
10
0
¥7/share
¥8/share
¥14/share
¥19/share
¥24/share
FY2000
FY2001
FY2002
FY2003
FY2004
Dividend per share (in ¥)
Payment received (in billions of ¥)

Based on Nissan's fiscal year from April 1 to March 31.

Deployment in Mexico

In 2004 Renault Mexico opened six new sales outlets to reach a total of 45. Annual sales grew in 2004 by 31%, totaling 24,091 vehicles. The combined Alliance brands now occupy the top spot on the Mexican market, with a full 24% of vehicle registrations on a market that saw 1,056,700 registrations in 2004, compared with 962,764 in 2003.

Mexico is one of the Alliance's first major development projects and is a clear demonstration of its positive momentum. Renault succeeded in deploying a sales network in record time and at reduced investment cost. By manufacturing vehicles in existing Nissan production plants, Renault was able to obtain "terminal industry" status – and the associated tax breaks – awarded by the Mexican government to local manufacturers. At the same time, Nissan was able to improve capacity utilization at its plants in Aguascalientes and Cuernavaca, and extended its vehicle range with Platina, derived from the Clio sedan. Launched under the Nissan brand in April 2002, Platina has proven highly popular and cornered 26% of the B/Sub-C segment in Mexico in 2003 with 53,657 sales (about 12.5% of the B segment).

The experience of the Alliance in Mexico illustrates the many synergies expected to result from cooperation between the groups:

– **financial and industrial**. Both parties benefit from the cross-manufacturing projects. Between the end of 2000 and 2003, Scénic was manufactured in Cuernavaca and the Aguascalientes plant started producing Clio in November 2001 and Platina in March 2002. Nissan Mexico sources engines from Renault do Brasil and gearboxes from the Renault plant in Cormecanica in Chile;

– **sales**. While the strategies are independent, they complement one another, as Nissan seeks to strengthen its position as market leader and Renault focuses on the upper ends of the B and C segments. 60% of the sales outlets are operated by Nissan dealers;

– **shared resources**. The back office, purchasing, spares warehouses and the legal function are all centrally managed in order to make savings in structural costs;

– **sales financing**. Two new organizations were created in January 2004: "NR Finance Mexico", or NRFM, offers consumer credit solutions to both Nissan and Renault customers. "NR Wholesale Mexico", or NRWM, offers finance solutions that are tailored to meet the requirements of dealerships in both groups. Both of these new entities are owned by NMAC (Nissan Finance US), NMEX (Nissan Mexico) and RCI Banque (Renault), who respectively hold 51%, 34% and 15% stakes.

Now that Renault is firmly established in Mexico, it aims to improve profitability and customer satisfaction and to make inroads into new market segments. The Group eventually expects to reach sales volumes of 40,000 vehicles by broadening its product offering (Clio, Clio Sport, Mégane II hatchback, sedan, sport and three-door versions, Scénic II, Laguna). Kangoo Express, which is produced in Argentina, will be launched on the Mexican market this year.

Modus and best practice for quality

One of the major contributions of the Alliance is the progress achieved in the quality of both products and services by pooling the experiences of both groups. The Alliance's Quality Charter, signed in 2002, defines joint rules and tools for quality. The Charter has been applied to every project – Alliance, Renault and Nissan – since January 2003.

Modus is the first Renault vehicle built on the B platform. Launched in September 2004, Modus is the perfect illustration of the progress made by sharing the expertise and resources of Renault and Nissan. The Alliance New Product Quality Procedure (ANPQP) is a standard that applies to all purchased or modified products. The ANPQP was fully applied for the very first time to the development of Modus, from design through to full production.

From the outset, the design process for Modus applied the Alliance Vehicle Evaluation System (AVES) assessment criteria, which are designed to evaluate a new vehicle essentially from the customer's perspective. A precise method including some 500 checks is applied during the static evaluation (visual, tactile, tightness) and the dynamic evaluation (road holding, function checks, vehicle noise).

When the vehicle was ready for pre-production tests in the plant, the three-phase start-up process, which had already been used with the Nissan Micra manufactured in the United Kingdom, substantially reduced the number of pre-series units and significantly shortened the time taken to obtain approval for production from four-and-a-half months to between three and five weeks.

The Renault Production Way, or SPR, inspired by the Nissan Production Way, has also introduced a number of improvements (training and dexterity of operators, technical description of assembly operations, quality check points, etc.) that are applied all along the production line.

Exchanges with Nissan have also enhanced sector quality control. On the assembly lines, checkmen verify additional key checkpoints in the production flows before proceeding to the next step. Dynamic tests are also conducted on small-scale test tracks when the vehicle rolls off the assembly line.

These improvements have all helped achieve the goal of more than halving the number of quality incidents on Modus compared with previous vehicle launches.

Trafic/Primastar – an example of successful cross-manufacturing

The Trafic/Primastar/Vivaro panel van, code-named X83, has been produced jointly with GM at the Vauxhall plant in Luton, U.K. since 2001 under four brands (Opel/Vauxhall, Renault and Nissan).

To meet growing demand for the vehicle, Renault stepped up global production capacity in 2001 and invested in new industrial facilities. The Nissan factory in Barcelona was the best positioned to profitably develop a new production process in a short space of time and received a joint investment of €225 million to raise production capacity to 64,000 panel vans, starting September 2002.

After the first full year of production in 2003 – with 42,000 units manufactured – the factory introduced a third shift in September 2004 to boost output to 60,000 units, including 45,000 Trafics, 10,000 Primastars and 5,000 Vivaros.

This production ramp-up at Barcelona led to a gradual reduction of both production costs (impacting depreciation and amortization of fixed manufacturing expenses) and purchasing costs. The production system for the cross-badged van benefited from the high-level expertise of both groups (compliance with QCD, flexibility, cost control, etc.).

Launch of the first common engines

After several years of joint development work, Renault and Nissan are now in a position to launch the first family of 2-liter "M1" engines (gasoline and diesel) that will power Renault and Nissan models. A 1.8-liter version will also be released from January 2005. Production is about to start of the jointly developed "MT1" manual six-speed gearbox for mid-range diesel engines and 2-liter gasoline engines. This gearbox will be available in 2005.

The gasoline versions of the first jointly developed engines "M1G" and "S2G" have been available from Nissan in Japan since September 2004 in the all-new Tiida compact hatchback and Tiida Latio compact sedan, the all-new family minivan Lafesta and the all-new Note compact car, launched in October and December 2004 and January 2005, respectively. Nissan currently manufactures this engine in Japan and Mexico for its markets that still have a predominant demand for gasoline engines. In December 2004 the RSM factory at Busan was selected as the third site to produce engines for the Alliance. From 2007 the M1G engine will be fitted in more than 1 million vehicles for the two groups each year, with almost 80% of output produced for Nissan. This version will be installed in new Renault models from 2006.

The diesel version of the M1D will be manufactured by Renault and will initially be installed in the restyled Laguna, which is due to be launched in 2005. Renault has invested €350 million in new production facilities at the Cléon plant in France to manufacture this new top-end engine, which will offer major improvements in terms of fuel consumption and performance. Output of this engine is expected to top 500,000 units per year for the two groups.

Renault has also invested €165 million in the Seville production facility in Spain to manufacture the first joint "MT1" gearbox, which will be coupled with the mid-range diesel engines and the 2-liter gasoline engines. Development costs have been shared equally between Renault and Nissan. The new gearbox for Renault models will be launched in the first half of 2005. Output for the two brands is expected to reach 450,000 units by 2007.

A new step forward for Renault Samsung Motors in Korea

In a market that has shrunk 29% in the past two years, Renault Samsung Motors sold a total of 82,220 vehicles in 2004. The Group reacted to the drop in domestic demand and continued to consolidate its platform for future growth by broadening its range with the launch in November 2004 of the new top-end SM7 and a new version of SM5 in early 2005. Both these new vehicles are derived from the Nissan Teana, available in Japan.

Joint efforts by Renault and Nissan have helped the Alliance gain a foothold in Korea, which is renowned as one of the world's most protected car markets and is dominated by the highly competitive Hyundai/Kia group.

As part of the Alliance policy, RSM is now entering an important new phase in its development. The company is currently preparing to manufacture a new 4x4 in the Busan plant in 2007 in close cooperation with both Renault and Nissan. The three players in the project will all make contributions in their own sphere of expertise. Renault is in charge of vehicle design and the specifications, Nissan is responsible for development work, and RSM will manufacture the vehicle, while respecting the quality-cost-delivery time imperatives with the supplier network. The vehicle is due to be launched in 2007, both in Korea with the RSM badge and in Europe with the Renault badge, and will comply with both Korean and European standards. The vehicle will be an opportunity for RSM to penetrate a segment that accounts for 30% of the Korean market and to increase substantially its export potential, which is the key to the company's growth and profitability.

1.2.2 Operational structure of the Renault-Nissan Alliance

1.2.2.1 Main stages in the construction of the Alliance

In accordance with the principles set out in the initial agreement signed in March 1999, the second stage of the Renault-Nissan Alliance was engaged in 2002. This phase aimed to create a community of interests between Renault and Nissan, underpinned by stronger equity ties. It involved establishing an Alliance Board tasked with defining Alliance strategy and developing a joint long-term vision.

On March 1, 2002, Renault increased its equity stake in Nissan from 36.8% to 44.4% by exercising the warrants it had held since 1999.

At the same time, Nissan took a stake in Renault's capital through its wholly owned subsidiary, Nissan Finance Co., Ltd., which acquired 15% of Renault's capital through two reserved capital increases, on March 29 and May 28, 2002. However, under French stock market regulations, Nissan Finance Co., Ltd., cannot exercise the voting rights attached to these shares.

Nissan took a stake in Renault, giving it a direct interest in its partner's results, as was already the case for Renault in Nissan. Nissan also obtained a second seat on Renault's Board of Directors. On December 31, 2004, Nissan's representatives on the Renault Board of Directors were Mr. Carlos Ghosn and Mr. Itaru Koeda.

The purpose of the second phase of the Alliance in 2002 was to provide the Alliance with a common strategic vision, which resulted in the creation of Renault-Nissan B.V. and a specific corporate governance policy.

1.2.2.2 Governance and operational structure ◇

Creation of Renault-Nissan B.V.

Formed on March 28, 2002 Renault-Nissan B.V. is a joint company, incorporated under Dutch law and equally owned by Renault S.A. and Nissan Motor Co., Ltd., responsible for the **strategic management of the Alliance**.

This command structure decides on medium- and long-term strategy, as described below under "Powers of Renault-Nissan B.V.". It bolsters the management of the Renault-Nissan group and coordinates joint activities at a global level, allowing for decisions to be made while respecting the autonomy of each partner and guaranteeing a consensual operating procedure.

Renault-Nissan B.V. possesses clearly defined assets and powers over both Renault s.a.s. and Nissan Motor Co., Ltd.

Renault-Nissan B.V. holds all the shares of the existing or future joint subsidiaries between Renault and Nissan Motor Co., Ltd. Examples include RNPO, which since its creation in April 2001 is equally owned by Renault and Nissan. These shares were then transferred to Renault Nissan B.V., which has owned 100% of RNPO since June 2003. RNIS is a common information systems company, created in July 2002 and fully owned by Renault-Nissan B.V.

◇ *Global Reporting Initiative (GRI) Directives.*


44.4%
15%
RENAULT S.A.
50%
50%
Nissan Motor
RENAULT-NISSAN B.V.
100%
RENAULT s.a.s
Strategic Management
100%
Strategic Management
Joint companies
RNPO RNIS
Cross-Company Teams (CCTs)*
Functional Task Teams (FTTs)**

** Cross-Compagny Teams (CCTs): 19 cross-company teams made up of Renault and Nissan staff to manage joint projects.*
*** Functional Task Teams (FTTs): 4 teams of experts in the support functions.*

Renault s.a.s.

Moves to strengthen the Alliance between Renault and Nissan Motor Co., Ltd., and to delegate strategic management to Renault-Nissan B.V. made it necessary to reorganize Renault. This resulted in the formation of a simplified joint-stock company, **Renault s.a.s., wholly owned by Renault S.A. and endowed with the bulk of its assets.**

Renault S.A. holds Renault's shares in Nissan. In addition to Renault s.a.s. and its subsidiaries, Renault S.A.'s assets primarily consist of the equity interest in Nissan, while its liabilities mainly comprise redeemable shares, financial liabilities and bank borrowings.

Renault s.a.s. is managed by the Chairman of Renault S.A. and by a Board of Directors composed of the same members as Renault S.A.'s Board of Directors. This reorganization has no effect on Renault's staff or shareholders, or consolidated financial statements.

The powers of Renault-Nissan B.V. as outlined below allow the representative Alliance Board to take decisions or to propose decisions to Renault s.a.s. and Nissan Motor Co., Ltd. These decisions are then handed down by entities such as the Alliance Coordination Bureau and the Steering Committees to the horizontal CCTs and FTTs for implementation in both the Renault and Nissan groups.

Powers of Renault-Nissan B.V.

Renault-Nissan B.V.'s **decision-making powers** with respect to Nissan Motor Co., Ltd. and Renault s.a.s. are limited to the following areas:

1. adoption of three-, five- and 10-year **plans** (strategic company projects, with quantified data);

2. approval of **product plans** (parts of strategic projects corresponding to the design, development, manufacture and sale of current or future products, vehicles and components);

3. decisions concerning the **commonization of products and powertrains** (such as platforms, vehicles, transmissions, engines and other components);

4. financial policy, including:

a. discount rates used for ROCE studies and hurdle rates, applicable to future models and investments;
b. risk-management rules and the policy governing them;
c. rules on financing and cash management;
d. debt leverage.

5. management of common subsidiaries, Cross-Company Teams (CCT) and Functional Task Teams (FTT) including CCT/FTT creation, modification or disbandment and;

6. any other subject or project assigned to Renault-Nissan B.V. on a joint basis by Nissan Motor Co., Ltd., and Renault s.a.s.

Renault-Nissan B.V. also has **the exclusive power to make a range of proposals** to the two operating companies, Nissan Motor Co., Ltd. and Renault s.a.s. These two entities are free to accept or reject these proposals. However, the operating companies cannot take such decisions themselves unless Renault-Nissan B.V. has proposed them. Renault-Nissan B.V.'s power of initiative ensures that the two partners harmonize their policies.

This includes:

1. creation and scope of joint subsidiaries;

2. supplementary financial incentive schemes;

3. significant changes in scope, whether geographic or in terms of products, for total amounts of $100 million or more;

4. strategic investments, i.e. investments other than product-related investments, amounting to $500 million or more;

5. strategic cooperation between Nissan Motor Co., Ltd., or Renault s.a.s. and other companies.

All other aspects relating to Renault s.a.s. and Nissan Motor Co., Ltd., whether operational, commercial, financial or labor-related, are managed independently by each company and the corresponding decisions will be taken independently by these companies' respective governing bodies. The two companies retain their autonomy of management, the identity of their respective brands, their employee-representative bodies and their employees. They are also responsible for their own results.

The Alliance Board

THE ROLE OF THE ALLIANCE BOARD

The Board replaces the Global Alliance Committee (GAC), the decision-making body set up in 1999, but it has a broader role and enhanced powers. The Alliance Board (AB) held its first meeting on May 29, 2002, and since meets every month. The Alliance Board is **the decision-making body for all issues affecting the Alliance's future.**

Both Renault and Nissan continue to manage their business and to perform as two separate companies. The operational management of each group remains in the hands of senior management accountable to their own Board of Directors.

ALLIANCE BOARD MEMBERS ◇

The Alliance Board is composed of eight members: Renault's Chairman and C.E.O., who presides; the President and C.E.O. of Nissan Motor Co., Ltd., who acts as Vice President; three members appointed by Renault's Board of Directors, acting on a recommendation from its Chairman; and three members designated by the Board of Directors of Nissan Motor Co., Ltd. In the event of a tied vote, the President has the casting vote.

Until December 31, 2004 the Alliance Board comprised: Louis Schweitzer, President; Carlos Ghosn, Vice President; Pierre-Alain De Smedt; Georges Douin; François Hinfray; Norio Matsumura; Nobuo Okubo; and Tadao Takahashi.

As of January 1, 2005, the Alliance Board comprised: Louis Schweitzer, President; Carlos Ghosn, Vice President; Patrick Blain; Georges Douin*; Norio Matsumura; Nobuo Okudo; Jean-Louis Ricaud; and Tadao Takahashi.

To ensure that both parties share the fruits of the Alliance's performance, the Renault-Nissan agreement provides for reciprocal grants of stock options (or warrants, then Share Appreciation Rights, SAR, in the case of Nissan) to members of the Alliance Board. Nissan-designated members received a total of 100,000 Renault stock options in 2003. As a quid pro quo, members designated by Renault received equivalent compensation in SAR. This principle will be extended to include the leading contributors in the working groups to the progress of the Renault-Nissan Alliance. Under this system, total compensation amounted to 387,000 stock options for 64 persons in the two groups.

** Until July 1, 2005.*

◇ ***Global Reporting Initiative (GRI) Directives.***

A foundation dedicated to maintaining the stability of the Alliance

A foundation, organized under Dutch law and linked to Renault-Nissan B.V., has been set up to help Renault-Nissan's ownership structure remain stable. To achieve that goal, the foundation can subscribe for more than 50% of the capital of Renault-Nissan B.V. in the event of a creeping takeover by an outside company or group of companies acting in concert (more precisely, when a threshold of 15% of the capital of Renault or Nissan is breached) otherwise than through a public tender offer. In this case, however, the Renault-Nissan B.V. foundation may not retain control for more than 18 months.

The foundation is managed by a six-member board, four of whom are independent members chosen on an equal basis by Renault and Nissan. The Combined General Meeting of Renault Shareholders on April 26, 2002 ratified the appointment to the foundation's board of Pierre Bilger and Morris Tabaksblat, put forward by the Board of Directors.

The International Advisory Board

The **International Advisory Board**, comprising several prominent members of the business and academic communities in Europe, Japan and the U.S., has been guiding the Alliance's decision-making bodies since 1999.

On **January 2, 2005** the Board was chaired by **Louis Schweitzer**, Chairman and C.E.O. of Renault, and **Carlos Ghosn**, President and C.E.O. of Nissan and had 11 members: **Pierre Bilger** (former Chairman of Alstom, France), **Jean-Claude Casanova** (Institut de France), **Jean-François Dehecq** (Sanofi-Aventis, France), **Yoshiharu Fukuhara** (Shiseido, Japan), **Pehr G. Gyllenhammar** (Aviva, United Kingdom), **Haruo Murakami** (Japan Telecom, Japan), **Michel Pébereau** (BNP-Paribas, France), **Iwao Nakatani** (UFJ Institute, Japan), **Frank N. Newman** (Chairman Emeritus of Banker's Trust Corporation, U.S.), **Joseph Stiglitz** (Columbia University, U.S.), and **Morris Tabaksblat** (Reed Elsevier, Netherlands).

The Coordination Bureau

The Alliance's Coordination Bureau teams in Paris and Tokyo liaise between the Alliance Board and the teams working on common projects between the two groups. The Coordination Bureau reports to the Alliance Board.

The Coordination Bureau is tasked with the following missions:

- drawing up the general schedule for the Alliance and planning the agendas of the Alliance Steering Committees at Renault (RASC) and Nissan (NASC). The Coordination Bureau also reports on decisions taken by the Board to operational teams in both groups;
- coordinating the distribution of tasks between the various CCTs (Cross-Company Teams) and FTTs (Functional Task Teams);
- centralizing and summarizing information and the state of progress of projects;
- assessing requirements and managing issues in the realm of human resources (exchanges of expatriate staff, induction, information, etc.).

Steering Committees

Three Alliance Steering Committees at Renault and Nissan cover three specific fields:

- Engineering Steering Committee (ESC);
- General Overseas Markets (GOM) Steering Committee;
- Control and Finance Steering Committee.

The main function of these Steering Committees is to support the CCTs/FTTs in the field in the implementation of Alliance projects and to facilitate the decision-making process for the Alliance Board.

Cross-Company Teams (CCT)

The CCTs are working groups comprising staff and experts from both companies that are tasked with exploring possible areas of cooperation and synergy between Renault and Nissan, defining and concretely specifying projects and then monitoring the implementation of projects approved by the Board.

At the end of 2004, there were 19 CCTs dedicated to the following areas:

1. Europe	**11.** Research and Advanced Engineering
2. Eastern Europe	**12.** Vehicle Engineering
3. Africa and Middle East	**13.** Powertrains
4. Asia and Oceania	**14.** Manufacturing
5. China	**15.** Logistics
6. Korea	**16.** Process Engineering
7. Mexico	**17.** Purchasing
8. Central America	**18.** Light Commercial Vehicles
9. South America	**19.** Parts and Accessories
10. Product Planning	

The CCTs are headed by two co-leaders, one from Renault and one from Nissan.

The 19 CCTs report to the Alliance Board on the state of progress of their work and their results through the Steering Committees.

Functional Task Teams (FTT)

The FTTs are made up of experts from both Renault and Nissan and provide the CCTs with essential support in terms of benchmarking, the promotion of best practices and the harmonization of tools used in the support functions.

At the end of 2004, there were four FTTs that continue to cover the following key areas:

1. Quality

2. Cost Management and Control

3. Legal and Tax

4. Research and Development

The FTTs report to the Alliance Board in the same way as the CCTs.

1.2.3 The status of Alliance projects

1.2.3.1 The emergence of new CCTs

Over the past five years, the Alliance projects have progressed. The variation in the number of CCTs (Cross-Company Teams) and FTTs (Functional Task Teams) demonstrates the dynamic vitality that drives the cooperation between the two groups.

The number of Cross-Company Teams responsible for implementing the joint Renault-Nissan projects has grown from 13 to 19. These projects each have two targets:

– make immediate savings by working together (purchasing, logistics, exchange of engines, cross-manufacturing, cross-badging, double-badging, etc.);

– achieve economies of scale by combining future needs and volumes (common platforms, engines and mechanical components, research, co-development, etc.).

The increase in the number of CCTs is the result of the growing number of areas identified by the Alliance in which Renault and Nissan can benefit through joint projects. Several working groups have been split in two (the Manufacturing-Logistics CCT or the Eastern Europe, Africa and the Middle East CCT) so that experts in each particular area can work more effectively. On the other hand, other CCTs have broadened their scope to include downstream activities in a drive to seek out new opportunities for synergy (the Research and Advanced Engineering CCT). Finally, some of the activities of the FTTs that were previously thought to be tertiary and support functions have been transformed into CCTs (Logistics or Parts and Accessories).

The progress achieved by the joint projects can be illustrated by the three following examples:

FAST-TRACK DEVELOPMENT OF THE LOGISTICS CCT

In 2004, Logistics acquired its own CCT in an effort to capitalize on the close geographical fit between the industrial production plants operated by the two groups worldwide. The CCT is also tasked with forecasting the Alliance's fast-growing international requirements. The Logistics CCT is made up of six sub-teams that are focusing on the following issues:

– **cutting costs and delivery times by consolidating and bulking flows.** In 2004 flows of Renault and Nissan parts were deployed on four cross-docks in Europe. Renault and Nissan are currently working on joint distribution systems for vehicles. By way of example, since 2002, the sea shuttle between Santander in Spain and Newcastle in the United Kingdom, via Le Havre in France and Zebrugge in Belgium, has been transporting Renault vehicles from the plants in France and Spain northwards, and carrying Nissan vehicles manufactured in the Sunderland plant southwards;

– **supporting the Alliance strategy for international growth.** Studies are currently under way to assess the possibility of using the network of CKD (Completely Knocked Down) centers operated by Renault in Europe and Mercosur and by Nissan in Japan and the United States to transport vehicle assembly parts to new markets and to optimize returns of durable packaging;

– **fostering innovation and change by identifying best practices.** Further to a recommendation by Renault, Nissan has switched from a "CIF" parts flow system in Japan, in which parts are purchased when they arrive in the assembly plants, to an "Ex-Works" system, in which the parts are bought when they leave the supplier's factory. By taking control of the transportation of the parts, Nissan has significantly reduced transport logistics costs. Renault has capitalized on Nissan's expertise to re-engineer the internal flows in the CKD plant at Grand-Couronne in France;

– **seeking future opportunities by standardizing logistics processes.** The implementation of a common approach to the design of new packaging has reduced both costs and development times and has generated new opportunities for synergy through the consolidation of purchased volumes of future common packaging.

In 2005 the Logistics CCT will set up four new strategic working groups in response to the growing globalization of the Alliance's logistics activity and plans to continue developing its operational activities.

THE PARTS AND ACCESSORIES CCT: FROM A SUPPORT FUNCTION TO A FULLY-FLEDGED OPERATIONAL ROLE

The Parts and Accessories activity is strategically important for both Renault and Nissan. Since the business structures and organizations of the two groups were comparable and they shared similar growth targets, an FTT was set up in 2001 to establish the business guidelines for its scope of activity. The FTT soon focused its action on the guidance of operational projects, an activity that corresponds more closely to the definition of a CCT. Consequently, the Alliance Board Meeting in October 2004 formally announced the change of status and the creation of the P&A CCT.

The purpose of the Parts and Accessories CCT is to seek and fully exploit any opportunities for synergy between the two brands that will generate savings for the Alliance. The scope of this CCT covers all the major parts and accessories functions, from marketing and logistics to purchasing and engineering. The Parts and Accessories CCT defines, monitors and supports the actions coordinated by the business units through the permanent contacts established between the Renault, Nissan Europe and Nissan Japan teams. In 2004 the CCT's scope of action was extended to include the preparation of projects with Renault Samsung Motors.

The most significant projects and results in 2004 include the following:

– **engineering:** common monitoring and control of cross-badging projects for parts and accessories and exchange of subsystems;

– **sales and Marketing:** European campaign of benchmarking operations resulting in the growth of sales to Nissan cars on the road and of Renault's earnings from accessories, deployment of the Ixell range of multi-brand paints and paint products developed by Renault in the Nissan network;

– **purchasing:** analysis of joint calls for tender with Nissan Europe;

– **logistics:** deployment of operational methods derived from a Nissan benchmark in the Central Spare Parts Distribution Centers. Procurement and inventory management are benchmarked to improve stock control;

– **capitalization on the geographical fit between the two brands:** a shared warehouse in the U.K., control of Renault's P&A logistics by Nissan in certain countries, such as Mexico, and of Nissan's P&A logistics by Renault in other countries, including Mercosur.

Renault has succeeded in making estimated savings of €50 million in this area between 2000 and 2004, including €20 million in 2004. Nissan has cut its spare parts purchasing costs by tens of millions of dollars during the same period.

THE RESEARCH AND ADVANCED ENGINEERING CCT (RAE)

Renault and Nissan are cooperating in strategic fields of Research and Advanced Engineering in which they have common interests.

In April 2004, the decision was taken to create the RAE CCT upstream of the "Vehicle Engineering" and "Powertrain" CCTs, but downstream of the exploratory phases covered by the Research CCT. The purpose of the RAE CCT is to coordinate work on new techniques and technologies that may be applied in the shape of pre-projects, such as fuel cell vehicles, hybrid vehicles, materials, electronics, powertrains and active safety.

The first conclusions made by the RAE CCT's working teams will be implemented early in 2005. This cooperation leads to the effective utilization of resources of both groups covering a broader range of potential technical solutions and accelerating work to bring new products to the market. Strengthening this cooperation is one of the key factors in achieving the Alliance's second objective, which consists in positioning the two groups in the top three automotive groups in key technologies.

Since the Alliance agreement was signed in 1999, Renault and Nissan have initiated cooperation programs in a broad range of fields of activity. The synergies generated can be classified into two categories:

- structural cooperation;
- regional cooperation.

1.2.3.2 Structural cooperation

PRODUCT PLANNING

The Product Planning CCT coordinates Alliance product planning and defines a medium- and long-term vision for both groups' vehicle and powertrain ranges. It aims to ensure maximum market coverage while minimizing costs and expenses and product cannibalization (i.e. direct competition between Renault and Nissan for certain products in a given market). The Product Planning CCT has the leading role of product range proposal towards the Regional CCTs and the Light Commercial Vehicles CCT. It also defines the Powertrain plan according to customer requirements.

The specific role of the Product Planning CCT is to ensure that the Renault and Nissan brand identities remain distinct, by respecting the following guideline: "No cross- or double-badging unless absolutely necessary." The Product Planning CCT also coordinates the exchange of information on market surveys and research: customer surveys, quality, and price/volume forecasts in order to harmonize working methods and to better anticipate future developments in the Alliance.

PLATFORMS

Renault and Nissan aim to share 10 platforms for their main vehicles by 2010. The common platforms are developed as the vehicle range of each of the partners is renewed.

In 2002 Nissan launched March/Micra and Cube, which were the first entry-level cars built on the common B platform and were followed by Cube Cubic in 2003. In October 2004, Renault launched Modus using the same chassis base and underbody. Clio's successor, due for launch in 2005, will also use the same common architecture. Nissan also launched the all-new Tiida compact hatchback, Tiida Latio compact sedan and the all-new Note compact car in September 2004 and January 2005, respectively.

Since the end of 2002 Renault has launched seven vehicles in the Mégane II family in the midrange segment, all based on the common C platform. On December 2, 2004 Nissan launched the Lafesta minivan, which is the first vehicle to use a derivative of the common C platform.

POWERTRAINS (ENGINES AND TRANSMISSIONS)

Cooperation in the common use and development of powertrains within the Alliance accelerated in 2004. Not only did the volume of exchanges of existing parts increase to 600,000 units in 2004; the first engines developed jointly by Renault and Nissan came to market in Japan in September 2004 in Nissan vehicles and will be available in Europe in Renault vehicles in Summer 2005. (see insert "Launch of the first Alliance engines" page 22).

In a permanent drive to cut costs and improve the use of human and financial resources, Renault and Nissan are sharing development tasks in a manner that fully exploits the expertise of each company, including Renault's excellence in the realm of diesel engines and manual gearboxes, and Nissan's excellence in gasoline engines and automatic transmissions. Both groups plan to offer eight engine families and eight transmission families.

In Europe, a number of Nissan systems have been adapted to fit Renault's requirements. Nissan's 3.5-liter V6 (VQ 35) engine has been installed in Vel Satis since February 2002 and in Espace since October 2002. Nissan's R145 four-wheel drive transmission system has been available in the Kangoo 4x4 since May 2001 and the ZD 30 3-liter diesel engine has been fitted to certain versions of the Master and Mascott vans since the beginning of 2004.

Similarly, Renault systems are also used in the Nissan models sold in Europe. Renault's 1.5 dCi K9K diesel engine and the JR 200Nm gearbox have been available in Almera since October 2002 and in the new Micra since January 2003. As a result, diesels now account for a growing proportion of the Nissan Europe range. Since December 2002, a version of Primera has been available with Renault's 1.9-liter dCi F9Q diesel engine.

In 2004, Renault sold a total of 175,000 engines and 300,000 transmissions to Nissan. Europe accounted for two-thirds of all engine sales, but sales to Nissan Mexico, which sources engines from Renault do Brasil and transmissions from the Cormecanica plant in Chile, were also significant. In value terms, powertrain sales to Nissan represented about €400 million in revenues for Renault (see Chapter 4, Note 12-H of the Notes to the Financial Statements, Consolidated Group Financial Statements, page 251).

In addition, Nissan sold 125,000 engines and transmissions to Renault in 2004, including 70% to Renault Samsung Motors in Korea.

LIGHT COMMERCIAL VEHICLES: DUAL-BADGING IN EUROPE – CROSS-MANUFACTURING IN EUROPE AND BRAZIL

Renault and Nissan develop and market their own vehicles with respect for brand strategies. However, in the short term, and for specific products (such as light commercial vehicles) in certain markets, Renault and Nissan have not ruled out the possibility of selling selected products from their partner's line-up under their own brand name.

In Europe, the initial purpose of dual-badging was to boost sales of Nissan light commercial vehicles. In March 2002, the Renault Master van was adapted to Nissan and launched as Nissan Interstar. Nissan has also been marketing since September 2002 an adapted version of the Renault Trafic/Opel Vivaro compact van as the Nissan Primastar. Still in Europe, Renault Kangoo was adapted and sold by Nissan under the name Nissan Kubistar as of October 2003. By the end of 2004, Nissan had sold 4,459 Interstar vehicles, 16,111 Primastars and 9,517 Kubistars, totaling more than 30,000 vehicles – 26% of Nissan's van registrations in Europe.

Cross-manufacturing benefits greatly from the exchange of best practices and expertise within the Alliance. Since October 2002, Nissan has been manufacturing certain versions of Trafic/Primastar/Vivaro for Renault, Opel and Nissan in its plant in Barcelona, Spain. Production capacity of this plant now totals 64,000 units a year and supplements the existing capacity of 86,000 offered by the General Motors Europe plant in Luton, U.K. By the end of 2004 60,000 Trafic/Vivaro/Primastar vehicles had come off the assembly lines in Barcelona, compared with the 46,670 vehicles produced in 2003.

Cross-manufacturing requires Renault's production systems to be capable of manufacturing Nissan vehicles and vice-versa. This target can only be reached through in-depth analysis and harmonization of working and production methods, quality standards and check points by joint teams from both groups. That is the task assigned to the Manufacturing CCT.

QUALITY

See insert "Modus and best practice for quality" page 21.

PURCHASING

The Alliance has been able to make substantial cost savings by pursuing a joint purchasing strategy and building a network of common suppliers.

The Renault Nissan Purchasing Organization (RNPO) was established in April 2001 as the first Alliance joint-venture company. Wholly-owned by Renault-Nissan B.V. since June 2003, RNPO initially managed about 30% of Nissan's and Renault's global annual purchasing turnover. This percentage was increased to 43% at the end of 2002, with a yearly purchasing volume of $21.5 billion. Since January 1, 2004 volume has been increased to $33 billion annually and the geographical scope has been enlarged, to the extent that RNPO now represents 70% of the Alliance purchasing turnover. This growth has been achieved by broadening the scope of RNPO to include purchases of capital equipment, logistics and vehicle components. RNPO's scope of responsibility has also been extended beyond the Alliance's three initial geographical zones (Western Europe, Japan and the United States) to include all zones in which Renault and Nissan own industrial manufacturing facilities.

LOGISTICS

See insert, "Logistics CCT" page 28.

INFORMATION SYSTEMS

Renault and Nissan are bringing closer together their information systems (IS) and information technology (IT). Their intention, through increased collaboration, is to improve performance through three main areas for progress: standardization of infrastructures, global vendor management, and implementation of common business applications.

Renault Nissan Information Services (RNIS), the Alliance's second joint venture after RNPO, was set up in July 2002. RNIS, a wholly-owned subsidiary of Renault Nissan B.V., is responsible for defining and implementing joint IS/IT policy for both groups and steering them towards common technical solutions.

The first concrete results are:

- the creation of a three-year IS master plan, which became the joint master plan for both Renault and Nissan in 2004;
- the deployment of a new "Alliance Worldwide Backbone" (AWB) broadband network, which has been operational since December 2003 and connects Renault and Nissan's four main telecommunication centers: Paris, Atsugi, Denver, and Curitiba;
- global vendor management for a set of seven hardware and software suppliers;
- the development of a common Bill of Materials (BoM);
- selection of common software applications.

1.2.3.3 Regional cooperation

Renault and Nissan are highly complementary in terms of markets, products and know-how, leveraging their presence in all the major automotive markets. Each can thus move into new markets at a lower cost, relying on the other partner's manufacturing facilities and distribution network. This close fit also enables the groups to round out their respective product and service offers. Moreover, Renault and Nissan each benefit from exchanging know-how in research and development, manufacturing processes and marketing.

Europe

From the outset, the Renault-Nissan Alliance has worked together, forming joint European structures with a view to rationalizing fixed costs and distribution costs.

In each country, subsidiaries have been reorganized as Joint Local Group Offices or Single Legal Entities. Joint Local Group Offices operate in France, Spain, the U.K. and Italy, under Renault's authority, and manage all back-office activities. Front-office activities remain independent and separate. The Single Legal Entities (SLE) are shared by both groups. In these entities, each brand has its own front office that offers brand-specific services and customer contacts, thus preserving each brand's identity. As with the Joint Local Group Offices, all back-office operations are pooled in the Group Office which works for both brands. The SLEs operate under Renault's authority. As of January 1, 2005, there were seven SLEs. Since the beginning of 2004, the Renault subsidiaries in Croatia and Slovenia have been importing and distributing Nissan vehicles into the Adriatic countries (Slovenia, Croatia, Bosnia Herzegovina, Serbia, Montenegro, Macedonia and Albania). These two subsidiaries have joined the ranks of the four existing SLEs in Switzerland (2001), the Netherlands (2001), Germany (2002) and Austria (2003). Operations in Portugal adopted the same structure on January 1, 2005.

In addition to Joint Local Group Offices and Single Legal Entities, Renault U.K. and Nissan Motor U.K. share common premises and a common parts warehouse in Lutterworth. In June 2003, Renault and Nissan announced the creation of a common regional parts warehouse in Hungary, which will cover activities of both groups in Central Europe as of mid-2005.

In the sales networks, the "common hubs" are a new dealer organization based on a network of dealers, fewer in number but stronger, operating in extended areas. As of September 30, 2004, 2,794 Renault and Nissan main dealers were restructured and 509 Renault hubs and 367 Nissan hubs were created, of which 161 are common. In 2005, more than 450 hubs will be created for Renault and Nissan respectively, and around half of them will be common.

Mexico and Central America

Nissan's strong presence in Mexico provided active support for Renault's return to the Mexican and Central American markets, while optimizing its own manufacturing capacity. (see insert "Deployment in Mexico" page 21).

In Central America, four Nissan importers have Renault operations in Ecuador, El Salvador, Honduras and Panama. In Guatemala, Renault started its activities in December 2003 with an importer that belongs to the main Nissan importer group.

Mercosur and South America

In Brazil, Nissan set up its subsidiary in October 2000. The back-office functions are operated under the aegis of Renault, which was already well established locally. A network of Nissan dealers was formed with the support of the existing Renault dealers, with 63 Nissan dealerships in operation at the end of 2004, compared with 59 at the end of 2003.

Renault and Nissan started sharing the LCV vehicle assembly facility in Renault's industrial complex in Sao Jose dos Pinhais (Parana) in December 2001. Production of Renault Master and the Nissan Frontier pickup started in April 2002 and production of the Nissan Xterra 4x4 started in March 2003.

Renault Argentina took over responsibility for Nissan imports in June 2001. The 4x4 vehicles and LCVs sold in Argentina are manufactured in the Brazilian plant (Renault Master, Nissan Frontier and Nissan Xterra), an operation that contributes to optimizing use of the factory's capacity.

Asia Pacific

In Korea, Nissan provides Renault Samsung Motors with vital support for manufacturing and adapting the SM5 and SM3, both derived from Nissan vehicles. These vehicles have cornered almost 10% of the Korean market in three years. A third vehicle, SM7, was launched in the top-end segment in December 2004 in a drive to broaden the offering and combat the drop in domestic demand. (see insert "A new step forward for Renault Samsung Motors in Korea" page 22).

Renault sales are steadily growing **in other Asian countries** with support from Nissan's existing logistics and administrative organizations. The Renault Asia-Pacific head office was opened in Tokyo in June 2000.

In early 2004 the new Mégane was the fifth Renault model to be launched **in Japan**, where Renault vehicles are distributed through the Nissan network. At the end of September 2004 there were 75 dealerships (including 11 independent outlets) selling either exclusively Renaults, or selling vehicles from both brands.

In Australia, Renault vehicles are now imported by Nissan Australia and sold through 26 dealerships, most of which were selected from the existing Nissan network. The same situation exists in **Taiwan** and **Indonesia**, where Renault is represented by 17 and 8 sales outlets, respectively.

In Malaysia, Renault signed a memorandum of understanding with TCEC (TC Euro Cars Sdn. Bhd.), a subsidiary of Nissan's Malaysian partner, on May 15, 2003. TCEC has been handling distribution and aftersales services for the Renault range since September 2003 and will assemble Kangoo from the end of 2004 from CKD parts. Initially, Kangoo will be sold in Malaysia and then will be exported to other ASEAN countries whenever the opportunity arises to fit in with the Nissan offering.

Africa, Eastern Europe and the Middle East

The scopes of operation are split according to the strength of each group's presence.

In the Maghreb, Renault and its importers are in charge of importing and developing sales of Nissan models. This has been the case in Morocco since November 2000, when Renault acquired the Nissan importer, SIAB. A similar situation has existed in Tunisia since May 2003.

In South Africa, Renault enjoys the support of Nissan's logistics organization, training center and spare parts warehouses. Renault and Nissan have created a local Alliance committee to develop group offices focusing on sales, marketing and the spare parts sector.

Similarly, Renault was able to start developing its presence in the Persian Gulf countries in 2003 using Nissan's existing structures in Kuwait (January), Bahrain (February) and Qatar (May). In 2004, negotiations started for the distribution and sale of Renault vehicles in the UAE and Oman.

In Romania, Renault started coordinating the import and distribution of Nissan models in January 2003. **In Russia,** the Renault and Nissan sales subsidiaries are already cooperating closely and have pooled their back-office functions.

1.2.3.4 Human Resources in the Alliance

HR management in the Alliance covers staff exchanges between the two groups and the Alliance Business Way Program, a training scheme specially developed to promote mutual understanding and enable staff to work together effectively and efficiently.

Staff exchanges

Since the Alliance was created, these exchanges have concerned approximately 460 employees (including common organizations, such as RNPO and RNIS) and can be grouped into four categories:

1- Renault and Nissan expatriates who are employed in key functions in the two parent companies. Such exchanges help reinforce the various functions through the sharing of best practices as well as encouraging mutual understanding. Numbers are relatively stable with about 71 expatriates at the end of 2004;

2- 14 other expatriates work in Alliance projects such as development of platforms, engines and transmissions, etc.;

3- people working in common companies, such as RNPO and RNIS. Approximately 320 people fall into this group;

4- lastly, personnel exchanges within a regional framework also exist. A total of 37 Renault employees have been assigned to European and U.S. Nissan affiliates. Nissan has also posted 19 employees either to Renault Samsung Motors in Korea or Renault in the Asia-Pacific region.

In addition to these 460 expatriates and/or employees of RNPO and RNIS, several hundred people are involved in Alliance bodies, particularly CCTs and FTTs or the members of the Coordination Bureau and the Steering Committees. These people remain employed by their parent company.

Alliance Business Way Program (validated by the Alliance Board in January 2003)

The Alliance Business Way Program is a performance-oriented multi-phase scheme for Renault and Nissan individuals and Renault-Nissan teams. Conferences and working seminars in small groups are held on a regular basis to increase awareness and understanding of cultural differences, differing mindsets and the working methods applied in each group. ◇

Renault sells its stake in Nissan Diesel
Press release - March 8, 2005

Renault announces that the Group has sold all of its 17.88% stake (43.6 million shares) in Nissan Diesel Motors Co., Ltd.

Renault originally acquired Nissan Diesel shares in March 1999 as part of the global Alliance with the Nissan Group and has supported Nissan Diesel during its restructuring.

Given the successful revitalization and the fact that Nissan Diesel has always been a non-stategic investment for Renault, Renault has decided to divest its shares.

The sale took place this morning with a single block sold to JP Morgan Securities, who, in turn, will sell it in the market.

Nissan Diesel, the fourth-ranked heavy truck maker in Japan, posted revenues of ¥453 billion (€3.4 billion) and operating income of ¥28.2 billion (€212.7 million), equivalent to 6.2% of revenues, in the fiscal year 2003-2004. Truck sales amounted to 39,353 vehicles during the same period, 42% sold outside Japan, mainly in Asia and the United States.

◇ *Global Reporting Initiative (GRI) Directives.*

1.2.4 Nissan strategy and results in 2004

Nissan's financial statements are prepared under Japanese accounting standards, which differ from the standards used by Renault. The statements include intermediate operating totals and some Nissan-specific indicators.

To measure the contribution to Renault's results, Nissan's financial statements are restated, as described in Note 12 of the Notes to the Consolidated Financial Statements, page 247.

On July 1, 2004 the Nissan group had 120,000 employees and operated industrial facilities in 43 countries. The Nissan group is one of the top three Japanese carmakers, with more than 3 million vehicle sales worldwide. Sales are classified in four major geographical zones: Japan, North America, Europe and General Overseas Markets.

Key figures from the fiscal year that was closed at the **end of March 2004**:

- **worldwide vehicle sales: 3,057,000 units**, representing annual growth of 10.4%;
- **consolidated net revenue: ¥7.429 trillion**, an increase of 8.8%;
- **consolidated operating profit: ¥824.9 billion**, or 11.1% of revenue;
- **consolidated net income: ¥503.7 billion**, or 6.8% of revenue;
- **return on invested capital (ROIC): 21.3%.**

1.2.4.1 Nissan's strategy and growth

Sustained growth in sales and profits

A RECORD-BREAKING FISCAL YEAR 2003

In April, Nissan announced record profits for fiscal 2003, which closed on March 31, 2004. The second year of the three-year NISSAN 180 business plan saw the Group post operating profit of ¥824.9 billion, on revenue of ¥7.429 trillion (approximately €6.29 billion and €56.6 billion). This amounts to 11.1% of revenue, the highest operating profit margin of any volume carmaker. The NISSAN 180 plan, which aims to put the Group on track for sustainable, profitable growth within three years, has already met two of its three targets: achieve an annual operating profit margin of 8% and zero automotive debt by the end of March 2005. The third major target is to sell 1 million additional vehicles worldwide within three years and to reach 3.6 million units by September 2005, compared with 2.6 million in March 2002. The three-year plan is on track and has harnessed all of the Group's resources. An intensive vehicle release plan includes 31 new models during the period covered by NISSAN 180.

HALF-YEAR RESULTS AT END-SEPTEMBER 2004

For the first six months of the 2004 fiscal year, from April to September 2004, Nissan announced a rise in profits compared with the same period in 2003. Nissan's net consolidated revenue rose 12.7% to ¥4.008 trillion (€30.1 billion) and operating profit totaled ¥403.4 billion (€3.02 billion), representing an operating profit margin of 10.1%. Net income after tax was ¥238.8 billion (€1.8 billion), stable compared with the first six months of the previous fiscal year. Nissan's sales continued to increase, rising 8.8% to 1,596,000 vehicles, compared with the previous year, thanks to growth on all markets except Japan, where several vehicles were not launched until September. The Group maintained its forecast announced in April 2004 for the full fiscal year ending March 2005.

NISSAN SALES IN THE YEAR ENDING DECEMBER 31, 2004

On December 31, 2004 group sales for calendar year 2004 totaled 3,295,830 vehicles, representing an increase of 11% compared with the same period in 2003 and almost 27% in comparison with the goal of 2.6 million vehicles established when the NISSAN 180 plan was announced.

VOLUME GROWTH AND IMPROVED PRODUCT MIX IN THE UNITED STATES

The U.S. accounts for 30% of Nissan's sales (vs. 27% one year earlier) and is one of the Group's most profitable markets. Despite tough competition, both of the Group's brands, Nissan and Infiniti, continued to win new market share, with 5.8% at the end of 2004 compared with 4.8% during the previous year. In 2004, vehicle sales totaled 985,989 units, up 24% on the 794,481 units sold in 2003.

With the arrival of new high-margin models produced by the Group's second production plant inaugurated in May 2003 in Canton, Mississippi, the volume/mix effect has substantially improved. The full-size Titan pickup and the large 4x4 models, such as Armada, and the new "King Cab" and "Crew Cab" Frontier versions are gradually making inroads into more profitable segments. Nissan's truck category, which includes large minivans, 4x4s and pickups, now accounts for slightly more than 47% of sales in the United States, with 405,122 units sold in 2004, compared with 36% in 2003.

VEHICLE RELEASE PROGRAM FOR JAPAN

The Nissan group accounted for 18.8% of total vehicle registrations in Japan in 2004. The launch of six new models, starting in September 2004 (Murano crossover SUV, Tiida compact hatchback and Tiida Latrio compact sedan, Fuga luxury sports sedan, Lafesta minivan and Note compact car), saw a clear acceleration in sales figures. Domestic production, which accounted for 45% of total output, continued to increase thanks to the 2.9% growth in exports in 2004.

STABILITY IN EUROPE

Europe (Western, Eastern and Central Europe) represents 17% of Group sales. In 2004 a total of 543,948 vehicles were registered, stable compared with 2003 (544,283 units). Amid tough competition, the absence of new models resulted in sluggish passenger car sales, which dropped by 3.5%. In 2004 Nissan's LCV sales in Europe rose 18.3% on good performances from Primastar and Kubistar, which accounted for 22% of Nissan's LCV registrations in Europe. Both these vehicles are "dual-badged" as part of cooperation within the Alliance and represented 25,600 of the 113,000 Nissan LCV registrations in 2004, compared with 13,600 of 95,500 in 2003. (See cooperation page 31)

Targeted investment plans

HIGHER ROIC

Return on invested capital* (ROIC) for the automotive operations grew to 21.3%, a full percentage point above the objective set by the Group when the plan was launched. This compares with 19.8% at the end of March 2003 and 12.7% at the end of March 2002. The Group is also engaged in an intensive R&D investment.

R&D costs rose 18% during FY2003, amounting to more than ¥354 billion at the end of March 2004 (approximately €2.7 billion). This is equivalent to 4.8% of Group revenue, compared with 4.4% during the previous fiscal year. This R&D policy has enabled Nissan to follow an ambitious vehicle release program, with 12 new models in fiscal year 2002, 10 in fiscal 2003 and a further nine vehicles in the current period.

Capital expenditure (Capex) also grew to 5.8% (¥427.3 billion or about €3.3 billion) of Group revenue by the end of March 2004, compared with 5.5% one year earlier.

BOOSTING CAPACITY AT ENGINE PRODUCTION PLANTS IN JAPAN AND THE UNITED STATES

For the tenth straight year Nissan's VQ V6 engine ranked amongst the top 10 engines worldwide (source: Wards Automotive). It is fitted in 11 models, including popular vehicles such as the 350Z, Maxima, Skyline and Murano in the United States and the Teana, and more recently Fuga, in Japan. In response to increasing demand for this engine, Nissan boosted capacity at its production plant in Iwaki, Japan. On November 18, 2004 the Group unveiled plans to invest in a new 13,500 sq. meter building that will hike annual production capacity to 560,000 engines. Iwaki will then become the biggest engine production facility in Japan.

** Consolidated operating income of the automotive operations divided by net automotive fixed assets, plus automotive working capital and available cash.*

At the same time, Nissan increased its foundry capacity in the United States by extending the engine plant in Decherd, Tennessee. The Group plans to build and equip an additional 50,000 sq. meter building in order to add crankshaft forging to its operation. The Decherd plant came on line in May 1997 and has now a production capacity of some 950,000 engines a year for all vehicles in the Nissan and Infiniti range that are manufactured in the plants in Smyrna, Tennessee and Canton, Mississippi in the United States.

ACTIVE GROWTH IN CHINA

The Dong-Feng Motor Co. (DFL) is China's third-largest automotive group. It is equally owned by Dong-Feng Automotive Investment (DFI) and Nissan. The Group's growth is currently in line with the three-year plan that was announced by management in July 2003. In April 2004 the Group inaugurated an R&D center in Guangzhou and, in May, a production plant with a capacity of 150,000 vehicles, both specialized in the manufacture of passenger cars. This plant is a local production platform for the Chinese version of the top-end Teana sedan, the third vehicle to be launched on the domestic Chinese market. DFL now offers three passenger cars: BlueBird, Sunny and Teana. In the past, DFL was specialized in the production of trucks, LCVs and buses.

STRONGER PRESENCE IN THAILAND AND EGYPT

Nissan has also strengthened its presence on other General Overseas Markets, such as Thailand and Egypt. In April 2004 Nissan increased its stake in its Thai subsidiary, Siam Nissan Automobile Co., from 25% to 75% for a total of approximately $190 million. This will enable Nissan to take a strategic position on the fast-growing Thai market, which represents more than half a million vehicles, and throughout South-East Asia. Siam Nissan is not just a distributor for the Nissan brand; it also assembles vehicles. Siam Nissan has an annual production capacity of 140,000 units and sells just one-third of its output on the domestic market.

In June 2004 the Group outlined plans to expand its regional operations in Egypt. In 2004 and 2005 the Group intends to invest more than $60 million to purchase and upgrade the premises and assembly lines of its Egyptian partner, located near Cairo, and also to develop the local marketing structure and distribution network. This investment will allow Nissan to grow local output and imports of built-up vehicles in response to domestic demand and to build a competitive base for exports to neighboring markets.

Outline of the forthcoming "NISSAN Value-Up" plan

Nissan is currently preparing its next three-year business plan – "NISSAN Value-Up" – that will replace the "NISSAN 180" plan in April 2005. The outline of the plan was announced in March 2004 and includes the following new targets:

- to reach annual global sales of 4.2 million units by the end of fiscal year 2007;
- to maintain the top-level operating profit margin in the automotive industry; and
- to maintain a return on invested capital (ROIC) of 20% or higher.

The Group plans to sustain the current pace of range renewal and extension with a program that includes 28 new products in the next three fiscal years. It plans to develop positions on General Overseas Markets such as China. And it will expand in more mature markets by repeating the success achieved in the United States with its luxury Infiniti brand.

1.2.4.2 Nissan's 2004 contribution

Contribution to Renault's consolidated net income

Nissan contributed **€2,199 million** to Renault in 2004, recorded in the financial statements as a share in net income of companies accounted for by the equity method.

Exceptionally, this item includes 15 months of Nissan income, broken down as follows:

1- **€1,767 million** of equity-accounted income in Renault's financial statements over 12 months in 2004;

2- **€432 million** for the additional quarter, i.e. the period from October 1, 2003 to December 31, 2003.

Pursuant to Japanese regulations, Nissan has published its consolidated financial statements on a quarterly basis since June 2004. As a result of this accounting and financial reporting process, the Renault group has been able to carry Nissan's statements at December 31, 2004 under the equity method in its own consolidated financial statements at the same date. To ensure consistency with Renault's fiscal year, the 12-month period for which Nissan's results have been presented corresponds to calendar 2004. This will serve as the reference period for future years.

Dividend payout

DIVIDENDS RECEIVED BY RENAULT

Renault received €345 million in dividends in 2004, compared with €267 million in 2003. The 2004 figure comprises: ◇

1- the second dividend payment for 2003 of ¥11 per share, received in June 2004 (€167.1 million);

2- the first payment for 2004 of ¥12 per share, received in November 2004 (€179 million).

NISSAN ANNOUNCES A NEW DIVIDEND POLICY UNDER THE "NISSAN VALUE-UP" PLAN

Under its "NISSAN Value-Up" business plan, set to replace the "NISSAN 180" plan in April 2005, Nissan has announced regular dividend growth over the next three fiscal years, reaching ¥40 per share for the year ending March 31, 2008.

◇ *Global Reporting Initiative (GRI) Directives.*

1.2.5 Overall sales and financial performance of the Alliance

1.2.5.1 Industrial and commercial presence ◊

Renault and Nissan sold a combined **5,785,231** units in 2004, up 8% over 2003. Nissan and Renault sold a total of 3,295,830 and 2,489,401 vehicles, respectively. The Renault-Nissan Alliance global market share came to 9.6% (4.1% for the Renault group and 5.5% for Nissan), ranking among the world's top four global automakers in terms of unit sales. The Alliance continued to benefit from the geographical complementarities of both companies.

Worldwide sales

	2004	2003	Change 2004/2003
Renault group	**2,489,401**	**2,388,482**	**+4.2%**
- Renault	*2,308,728*	*2,208,310*	*+4.5%*
- Renault Samsung Motors	*85,046*	*111,431*	*-23.7%*
- Dacia	*95,627*	*68,741*	*+39.1%*
Nissan group	**3,295,830**	**2,968,233**	**+11.0%**
Renault-Nissan Alliance	**5,785,231**	**5,356,715**	**+8.0%**

Sales in Western Europe

	2004	2003	Change 2004/2003
Renault	**1,812,044**	**1,806,995**	**+0.3%**
France	721,594	707,464	+2.0%
Germany	181,183	224,805	-19.4%
Italy	179,168	185,420	-3.4%
Spain	236,968	212,936	+11.3%
U.K.	212,490	210,355	+1.0%
Nissan	**472,923**	**489,680**	**-3.4%**
France	49,810	47,059	+5.8%
Germany	60,068	70,050	-14.2%
Italy	70,402	78,075	-9.8%
Spain	69,750	62,229	+12.1%
U.K.	104,287	114,641	-9.0%
Renault-Nissan Alliance	**2,284,967**	**2,296,675**	**-0.5%**
France	771,404	754,523	+2.2%
Germany	241,251	294,855	-18.2%
Italy	249,570	263,495	-5.3%
Spain	306,718	275,165	+11.5%
U.K.	316,777	324,996	-2.5%

Sales in Central and Eastern Europe

	2004	2003	Change 2004/2003
Renault	**342,131**	**261,142**	**+31.0%**
Romania	92,151	68,037	+35.4%
Turkey	118,121	58,721	+101.2%
Nissan	**71,025**	**54,603**	**+30.1%**
Romania	1,568	866	+81.1%
Turkey	10,422	6,025	+73.0%
Renault-Nissan Alliance	**413,156**	**315,745**	**+30.9%**
Romania	93,719	68,903	+36.0%
Turkey	128,543	64,746	+98.5%

Sales in Middle East and Africa

	2004	2003	Change 2004/2003
Renault	**91,628**	**68,642**	**+33.5%**
Nissan	**156,811**	**146,504**	**+7.0%**
Renault-Nissan Alliance	**248,439**	**215,146**	**+15.5%**

Sales in Japan

	2004	2003	Change 2004/2003
Renault	**3,253**	**2,274**	**+43.1%**
Nissan	**826,822**	**825,081**	**+0.2%**
Renault-Nissan Alliance	**830,075**	**827,355**	**+0.3%**

Sales in Asia-Pacific

	2004	2003	Change 2004/2003
Renault	**92,555**	**121,493**	**-23.8%**
China	883	1,786	-50.6%
South Korea	82,220	110,307	-25.5%
Nissan	**410,811**	**321,635**	**+27.7%**
China	155,803	95,058	+63.9%
South Korea	5	9	-44.4%
Renault-Nissan Alliance	**503,366**	**443,128**	**+13.6%**
China	156,686	96,844	+61.8%
South Korea	82,225	110,316	-25.5%

◇ *Global Reporting Initiative (GRI) Directives.*

Sales in Latin and South America

	2004	2003	Change 2004/2003
Renault	**147,790**	**127,936**	**+15.5%**
Argentina	24,891	14,725	+69.0%
Brazil	53,588	58,054	-7.7%
Mexico	24,091	18,431	+30.7%
Nissan	**301,995**	**266,715**	**+13.2%**
Argentina	2,671	1,817	+47.0%
Brazil	8,538	7,950	+7.4%
Mexico	234,853	214,011	+9.7%
Renault-Nissan Alliance	**449,785**	**394,651**	**+14.0%**
Argentina	27,562	16,542	+66.6%
Brazil	62,126	66,004	-5.9%
Mexico	258,944	232,442	+11.4%

Sales in North America

	2004	2003	Change 2004/2003
Nissan	**1,055,443**	**864,015**	**+22.2%**
Canada	69,454	69,534	-0.1%
USA	985,989	794,481	+24.1%

Worldwide sales and production sites ◇

Number of units sold worldwide in 2004

Renault group	2,489,401
Nissan group	3,295,830
Renault-Nissan Alliance	5,785,231


United Kingdom
France
Slovenia
Spain
Portugal
2,285
1,812
473
Western Europe
1,055
North America
United States
Mexico
413
342
71
Central and Eastern Europe (3)
Russia
830
3
827
Japan
South Korea-(RSM)
Japan
China (4)
Romania (Dacia)
Turkey
Morocco
Pakistan
Egypt
Taiwan
Colombia
Thailand
Philippines
248
91
157
Middle East and Africa
Brazil (2)
Malaysia
Kenya
450
148
302
Latin America (1)
Indonesia
Sales in thousands of vehicles - 2004
Renault group sales
Nissan group sales
Zimbabwe
Chile
503
92
411
Asia-Oceania
South Africa
Argentina

Renault group plants (Renault, Dacia and Renault Samsung Motors)

Nissan plants | Body assembly | Powertrain

(1) o/w Mexico.
(2) Including the joint LCV plant.
(3) o/w Russia and Turkey.
(4) Nissan and Dongfeng Motor have signed a joint venture agreement to produce an extended range of automobiles.

◇ *Global Reporting Initiative (GRI) Directives.*

1.2.5.2 Value of joint operations

All told, Renault sales to Nissan and Renault purchases from Nissan amounted in 2004 to around €990 million and €930 million, respectively, as mentioned in Note 12-H of the Notes to the Consolidated Financial Statements page 251.

1.2.5.3 Financial information on the Alliance ◇

The purpose of the financial data in this section is two-fold: to broadly quantify the economic significance of the Renault-Nissan Alliance through key performance indicators and to make it easier to compare the assets and liabilities of the two groups. Unless otherwise indicated, the data comply with the accounting standards applied by Renault at December 31, 2004, before the transition to International Financial Reporting Standards (IFRS).

The specificity of the Alliance means, among other things, that Renault and Nissan's assets and liabilities cannot be combined. Consequently, these data do not correspond to a consolidation as defined by generally accepted accounting principles and are not certified by the Statutory Auditors.

The information concerning Renault is based on the consolidated figures released at December 31, 2004, while the information concerning Nissan is based on the restated consolidated figures prepared for the purpose of the Renault consolidation, covering a calendar financial year (January 1 to December 31, 2004) rather than Nissan's financial year which runs from April to March. This information is now available as Nissan has published quarterly financial statements since March 31, 2004, in compliance with Japanese standards.

Performance indicators

The preparation of the performance indicators under Renault accounting policies takes into account the following differences from the figures published by Nissan under Japanese accounting standards:

- revenues are presented net of discounts rebates;
- sales with buy-back commitments have been restated as leases;
- reclassifications have been made when necessary to harmonize the presentation of the main income statements items;
- restatements for harmonization of accounting standards and adjustments to fair-value applied by Renault for acquisitions made in 1999 and 2002 are included.

2004 revenues (€ million)	Renault	Nissan[1]	Intercompany eliminations	Alliance
Sales of goods and services	38,772	56,436	(1,920)	93,288
Sales financing revenues	1,943	2,890		4,833
Total revenues ◇	**40,715**	**59,326**	**(1,920)**	**98,121**

(1) Converted at the 2004 average annual yen/euro exchange rate of €1= ¥134.

The Alliance's intercompany business consists mainly of commercial dealings between Renault and Nissan. These items have been eliminated to produce the revenue indicator. Their value is estimated on the basis of Renault's 2004 financial year.

Alliance operating margin, net operating income and net income for 2004:

(€ million)	Operating margin	Net operating income	Net income[2]
Renault	2,418	2,148	1,352
Nissan[1]	6,562	6,128	3,908
Alliance	**8,980**	**8,276**	**5,260**

(1) Converted at the 2004 average annual yen/euro exchange rate of €1= ¥134.
(2) Renault's net income does not include Nissan's contribution to Renault income. Similarly, Nissan's net income does not include Renault's contribution to Nissan income.

Intercompany transactions impacting the indicators are minor and have not therefore been eliminated.

For the Alliance, operating margin is equivalent to 9.15% of revenues.

In 2004 the Alliance's research and development expenses, after capitalization and amortization, were as follows:

(€ million)	
Renault	1,383
Nissan	2,151
Alliance	**3,534**

Balance sheet indicators

CONDENSED RENAULT AND NISSAN BALANCE SHEETS

Renault at December 31, 2004 (€ million)

Intangible assets	1,969
Property, plant and equipment	10,595
Investment in companies accounted for by the equity method (excl. Alliance)	1,733
Deferred tax assets	451
Inventories	5,142
Sales financing receivables	20,633
Automobile receivables	1,878
Other assets	4,761
Cash and cash equivalents	5,521
TOTAL ASSETS EXCLUDING INVESTMENT IN NISSAN	**52,683**
Investment in Nissan accounted for by the equity method	8,259
TOTAL ASSETS	**60,942**

Shareholders' equity	16,060
Minority interests	384
Deferred tax liabilities	220
Provisions for pensions and related items	816
Interest-bearing borrowings	27,590
- Automobile	*7,220*
- Sales financing	*20,370*
Other liabilities	15,872
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	**60,942**

Nissan at December 31, 2004 (€ million)

Intangible assets	3,404
Property, plant and equipment	28,650
Investment in companies accounted for by the equity method (excl. Alliance)	265
Deferred tax assets	1,347
Inventories	5,588
Sales financing receivables	18,925
Automobile receivables	3,189
Other assets	6,110
Cash and cash equivalents	2,560
TOTAL ASSETS EXCLUDING INVESTMENT IN RENAULT	**70,038**
Investment in Renault accounted for by the equity method	1,368
TOTAL ASSETS	**71,406**

Shareholders' equity	19,046
Minority interests	1,472
Deferred tax liabilities	2,825
Provisions for pensions and related items	4,961
Interest-bearing borrowings	28,738
- Automobile	*4,069*
- Sales financing	*24,669*
Other liabilities	14,364
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**71,406**

(1) Nissan yen-denominated data have been converted to euro at the closing rate on December 31, 2004 of E1 = ¥139.70

The value shown for Nissan's assets and liabilities reflects restatements for harmonization of accounting standards and adjustments to fair value applied by Renault for acquisitions made in 1999 and 2002, mainly concerning revaluation of land and other tangible fixed assets, capitalization of development expenses, and retirement-related provisions.

Balance sheet items have been reclassified where necessary to make the data consistent across both groups. This applies, in particular, to the presentation as other assets of treasury shares held by Nissan to cover stock option plans for its employees. These are deducted from shareholders' equity in the financial statements published by Nissan under Japanese GAAP.

Nissan's restated balance sheet at December 31, 2004 includes the securitized items presented off-balance sheet in Nissan's financial statements under Japanese GAAP.

◇ *Global Reporting Initiative (GRI) Directives.*

Purchases of property, plant and equipement by both Alliance groups for the year 2004, excluding leased vehicles amount to:

(€ million)	
Renault	2,181
Nissan	3,259
Alliance	**5,440**

Based on the best available information, Renault estimates that full consolidation of Nissan would result in a maximum 5-10% decrease in consolidated shareholders' equity, calculated under current accounting policies.

Further, minority interests would be increased by around €10 billion, (roughly corresponding to 55% of Nissan's shareholders' equity). In the transition to IFRS, minority interests would be included in shareholders' equity.

Renault is working with Nissan to build a major global automobile group.

To this end, and in keeping with both corporations' values and identities, Renault and Nissan are pursuing a **strategy of profitable growth.** Renault, together with associated brands Dacia and Renault Samsung, aims to sell 4 million vehicles worldwide in 2010.

This Renault strategy is founded on excellence in our core business, the quality and appeal of our products, customer satisfaction, the dedication of Renault group employees and the shared commitment of our partners.

The strategy includes **five goals**:

1- build recognition for our **brand identity**;

2- be the most competitive manufacturer on our markets in terms of **quality, costs and delivery times**;

3- extend our international reach;

4- develop Renault's core values;

5- translate success into **financial performance**.

1.3.1 Goal 1: Build recognition for our brand identity

The hallmarks of Renault's brand identity are vision, daring and warmth.

This brand identity enjoys wide recognition; in our customers' eyes it stands for:

– vehicles with impeccable fundamentals: first-rate technological expertise, active and passive safety, quality (including perceived quality, reliability and durability), care for the environment, fuel efficiency, and low ownership and running costs;

– a powerful, innovative range offering outstanding design, driving pleasure and traveling comfort.

The sales, aftersales and financial services offered by Renault and its distribution network also contribute to brand image through their special relationship with customers.

Associated brands Dacia and Samsung express their own distinctive identities and values.

"Renault Créateur d'Automobiles"

The hallmarks of the Renault brand are an expression of both creativity and excellence:

– **Vision**: Renault stays abreast of customer expectations with creative and innovative solutions;

– **Daring**: Renault ventures beyond conventional ideas to open new paths of progress;

– **Warmth**: Renault promotes well-being, comfort and an open-minded attitude.

Renault is a reassuring brand

– **Quality** is an overriding concern for Renault and a constant focus for improvement. As vehicles become increasingly complex, the demand for quality permeates all the Group's functional departments, from design and manufacturing, through marketing to services and aftersales.

– Renault has an overall vision of **road safety** that embraces not only its products and services, but also training and awareness campaigns targeting motorists. The company's approach to safety encompasses three key principles: prevent, correct and protect. Each principle is applied universally in an effort to provide motorists with the best possible safety conditions. In addition to its integrated road safety philosophy, Renault also pursues its goals of prevention and correction by running road safety campaigns, targeting young people in particular. ◊

– **Renault, the brand with the best road safety results**

Seven Renault vehicles have scored the highest-possible five-star rating in the crash tests organized by Euro NCAP, an independent organization. Renault is the top-performing brand in terms of passive safety. Laguna II (2001), Mégane II (2002), Vel Satis (2002), Espace IV (2003), Scénic II (2003), Mégane Coupé-Cabriolet and Modus (2004) have all scored top marks. And at the end of 2004 Modus was still the only vehicle in its category with a five-star rating. ◊

Renault is an appealing brand

Renault's latest concept car, "Fluence", embodies the company's desire to create vehicles that are both attractive and seductive. The very name – "Fluence" – evokes the vehicle's fluid profile and suggests the sense of agility that characterizes this vehicle. "Fluence" heralds the styling of the brand's future vehicles, which will focus on the concepts of "**sensuality**" and "**seduction**". These same concepts will be found in the brand's future production vehicles.

Our brand identity is expressed by our signature, "Renault Créateur d'Automobiles" which encapsulates our values of **vision, daring and warmth**, and illustrates our commitment to innovative design and technology. In 2005 these values will be personified in a strong, youthful and innovative lineup, marked by the launch of the new Clio in the second half of the year. With Twingo, Clio and Modus, Renault now offers a range of models with strong personalities, delivering performances that meet all of the demands of customers in this segment.

Renault is a dynamic brand, expressing its **passion** for cars through its involvement in F1 racing. After three years spent getting up to speed, results in 2004 were in line with the team's target and the goal for the 2005 season is to be in the hunt for both the drivers' and constructors' titles.

Renault gets a new visual identity

Establishing a new visual identity requires patience, determination, steadfast consistency, and an action plan that maintains its impetus over time. Renault's new visual identity is founded on a modern and welcoming graphical concept that is both strong and consistent. Introduced in September 2004, the new visual identity contributes to the visibility of the brand. Both the spirit and the application of the new identity are simple: the aims are to ensure that the brand can be recognized immediately, to establish a consistent communications policy, and to enhance the brand's reputation.

1.3.2 Goal 2: Be the most competitive manufacturer on our markets in terms of quality, costs and delivery times

Our **competitiveness** hinges on high **quality**, low **costs** and speedy **delivery** in all functions, services, processes and operations.

To achieve this, all parties must work together effectively, ensuring the commitment of the extended enterprise that includes our suppliers, our distribution networks and all our partners.

Our capacity to **respond quickly** and effectively is an essential ingredient of competitiveness.

Competitiveness requires the **constant exchange of best practice** and the pursuit of economies of scale with Nissan.

Cost cutting

In its drive for competitiveness, Renault has adopted a global, systematic cost-cutting approach over the past few years. The initial three-year program to cut costs by €3 billion was renewed in 2001 for a further three years with the aim of trimming costs by a further €1 billion each year. Over the duration of the plan, which ended in December 2003, Renault achieved its cost reduction targets, primarily in **purchasing**, which accounted for just over half of savings thanks mainly to closer partnerships with Renault's suppliers and scale effects from the Alliance with Nissan in **distribution** (around 20%) and **production** (around 10%). Other sources of savings include engineering, warranty costs, IT expenditure, and general costs.

After two successive plans, cost-cutting objectives have become a part of everyday life in all Renault's functional departments and are covered by specific coordination and management procedures. Performance indicators are used primarily for purchasing performance, quality, warranty expenses, fixed costs, capital expenditure and R&D costs, plant competitiveness and stocks.

In all these fields, Renault is benefiting from the synergies generated by cooperation with Nissan in the Alliance: economies of scale through the pooling of each group's purchasing activities in **Renault Nissan Purchasing Organization (RNPO)**, application of best practices to manufacturing and quality, shared investments, and joint R&D activity for the joint development of engines and subsystems.

In 2004 Renault's expertise in cost control was clearly illustrated by its ability to design, develop and manufacture **Logan**, which is not only modern, robust and attractive but also remarkably economical. This industrial achievement was made possible by treating target costs as an independent design parameter from the very start of the development process – the design-to-cost approach – and the ability of Renault's engineers to carry over existing technical solutions and parts, while demonstrating both innovation and creativity in order to reduce prime costs.

Shorter and more reliable development times

Renault has made significant progress in reducing development times for its vehicles. Building on the progress made in development times for the various Mégane II body styles, **Modus** was developed in an exceptionally short timeframe. Just 29 months elapsed between choosing the design parameters and getting marketing approval, compared with 50 months for Clio 2, the previous vehicle developed in this category. The production ramp-up for **Modus** at the Valladolid (Spain) plant was also particularly quick. Modus reached maximum production capacity just six months after the approval to go to market. This achievement is largely attributable to the vehicle project approach of the Technocentre, where the teams involved in **design, engineering, purchasing and manufacturing**, as well as several **suppliers**, come together on a single site, thereby integrating and speeding up the process. The progress is also due to cooperation with Nissan and the use of best practices in development and manufacturing throughout the Alliance. This has resulted, for example, in organizing production startups in waves rather than on a continuous basis.

Cutting development times is of cardinal importance, not just financially but also commercially, since shorter development times enable Renault to respond more quickly to shifting patterns in demand. More reliable development times are also a crucial factor that underpins the company's product and commercial policy.

Focus on quality

One of the company's strategic goals is to continually enhance the quality of its products and services. Since 2003 the **Renault Quality Plan** has harnessed the efforts of all company functions and has applied methods, tools, performance measurement instruments and quality action plans to four cross-cutting themes: project quality milestones, initial product quality, performance in terms of reliability and durability, and the quality of aftersales services. Process improvement measures for each of these activities have been identified and implemented in pilot projects and then extended to all the company's activities. The significant progress made over the past two years has positioned Renault amongst the very best volume manufacturers in terms of quality. Renault has also benefited from the **Alliance**, since **Nissan** is an acknowledged expert in the field.

Renault and Nissan have developed programs for the exchange of staff and best practices. These initiatives are coordinated by Functional Task Teams (FTTs), who define the vocabulary and processes shared by Renault and Nissan, and needed to manage the Alliance's vehicle and subsystem development projects. This common set of references is embodied in the **Alliance Quality Charter**, signed at the beginning of 2002. Renault and Nissan now use a shared system of reference to measure vehicle quality per kilometer (AVES - Alliance Vehicle Evaluation System), implemented in all Renault and Nissan production facilities since January 2003. Modus is the first Renault vehicle produced using the B platform and was also the first vehicle to benefit fully from the Alliance's new quality procedures, such as the ANPQP (Alliance New Product Quality Procedure).

1.3.3 Goal 3: Extend our international reach

Renault maintains its goal of accelerating growth, with a view to generating half of sales outside Western Europe in the longer term. At the same time, Renault is committed to holding on to its position as Europe's number-one brand for cars and light commercial vehicles.

To achieve these goals, we must:

- reinforce existing operations and set up new ones in target countries;
- advance through the marketing of products that are suited to our various markets;
- expand out international operations in terms of management, culture, technical, commercial, financial and managerial skills;
- control the risks inherent to this type of strategy;
- take full advantage of the Alliance with Nissan;
- vigorously expand the business of Dacia and Renault Samsung Motors on both domestic and export markets.

Dacia

Renault acquired the Romanian carmaker Dacia in 1999. Since then, Dacia has pursued three major goals: modernizing both the Mioveni plant (located in the suburbs of Pitesti) and the sales network, renewing the range, and launching an entry-level vehicle in 2004 with a starting price of just €5,000.

In the past five years Renault has invested €489 million in Dacia and now has a local, low-cost manufacturing base that is capable of producing modern, robust, entry-level vehicles that meet the expectations and the budget of customers in emerging countries.

In mid-2004 Renault decided to manufacture **Logan** locally. This all-new, modern, robust and reliable sedan was marketed at a keenly competitive price. It is based on an Alliance platform and is powered by a Renault engine. Logan is the first vehicle in the X90 program, which will be extended with a van and station wagon in 2007. The aim of X90 is to sell 700,000 vehicles by 2010. Logan was first marketed in Romania, then in Central Europe and Turkey. It will be available for customers in Western Europe in the second half of 2005.

Dacia's manufacturing plant in Mioveni is the pilot site for Logan and will soon start supplying parts to the Moscow plant in readiness for Logan's launch in Russia in May 2005. The Mioveni plant will also ship Logan parts to Morocco, Columbia and Iran. The Mioveni plant has a production capacity of 200,000 vehicles per year, plus 150,000 parts families and 160,000 engines and gearboxes.

Following the success of Logan in the last four months in 2004, Dacia has seen its 2004 sales figures rise substantially to 95,600 units, an increase of 39.1%.

Renault Samsung Motors

When Renault acquired the automobile activity of the Samsung group in 2000, Renault Samsung Motors was formed. Renault became the first European manufacturer to establish a foothold on the South Korean market. After restarting production at the Busan plant and building up its capacity, Renault Samsung Motors focused its efforts on developing the sales network and developing a vehicle range suited to the Korean market. Following the launch of SM5 and SM3, Renault Samsung Motors brought out the new top-end SM7 sedan in November 2004 and a new version of the SM5 in January 2005.

In 2004 Renault Samsung renewed its vehicle range. As passenger car sales in Korea fell 13.9%, Renault Samsung's market share contracted to 9.3% with 85,000 vehicles sold.

Over the next three years, Renault plans to invest 600 billion won in South Korea. The Korean plant will manufacture the Alliance's M1G engine that will equip RSM's vehicles and will also be exported to Europe to be installed in Renault vehicles. In 2007 a new SUV styled by Renault and developed by Nissan will be manufactured in Korea. The vehicle will be sold on the local market with the Renault Samsung badge and in the rest of the world with the Renault badge. The goal is to produce 100,000 vehicles a year.

RSM aims to sell 350,000 vehicles in 2010, half of which will be exports. The company's ambition is to become a major player on the Korean automotive market and the springboard for the Renault group's exports to other Asian markets.

Taking full advantage of the Alliance with Nissan

Renault and Nissan are reaping the benefit of synergies from their excellent geographical fit. Renault is increasing regional cooperation with Nissan and stepping up expansion into new markets in the best possible conditions. In Mexico, Renault benefits from the strong commercial and industrial presence of Nissan Mexicana and has started its development program in Central America, Ecuador and Peru, and also in the Middle East and the Persian Gulf states.

In the Asia-Pacific region, Renault's development is under way with support from Nissan in Japan, Australia, Malaysia, Taiwan and Indonesia.

(see "Alliance", Regional cooperation, Chap. 1, 2.3.3 page 31).

1.3.4 Goal 4: Develop Renault's core values ◊

Developing Renault's core values means respecting employees worldwide and helping them to progress, fostering a spirit of openness, ensuring the full transparency of information and being honest and fair in accordance with the Renault Code of Good Conduct.

It entails working with its partner Nissan in compliance with the Alliance Charter.

It also means that today's results must be achieved in a way that lays the foundations for future success, while preserving environmental quality and the cohesion of the society in which Renault operates. In this way, Renault will be making its contribution to sustainable development around the world.

Doing this calls, in turn, for a united drive to work together more effectively, applying energy, pride, intelligence, competence, expertise and entrepreneurial spirit to active teamwork:

- a far-reaching commitment to training and recruitment efforts to attract and retain the best talent; ◊
- empowered management dedicated to clearly identified, shared goals;
- organization structured for short lines of command, networking, cross-functional initiatives and responsiveness;
- attractive compensation reflecting individual and collective performance, as well as levels of responsibility;
- frank and open dialogue with employees and employee representatives in negotiations favoring decentralization and preparing for changes to come. ◊

Develop Renault's core values

The Group's international expansion, the Alliance with Nissan, and developments in the technical and economic environment are key challenges for Renault. The men and women of Renault are as vital as ever to the company's success and the **Human Resources policy** makes a decisive contribution to the Group's performance. Like all its competitors, Renault must achieve a balance between the short and long term, as well as between the various environmental, social and economic objectives, which constitute the three components of **sustainable development.**

◊ ***Global Reporting Initiative (GRI) Directives.***

Human Resources policy

Renault is convinced that social responsibility is a factor contributing to the long-term success of all its operations worldwide.

On October 12, 2004 Louis Schweitzer, Chairman and C.E.O. of the Renault group, signed the Renault group's **Declaration of Employees' Fundamental Rights** with the secretary general of the International Metalworkers' Federation (FIOM), Marcello Mallentacchi, the Renault Group Works Council (CGR), and trade union organizations that signed the agreement of April 4, 2003 relating to the CGR (FGTB, CFDT, CFTC, CGT, CCOO, CSC, FO, UGT, CFE-CGC). ◊

The Declaration concerns all Group units worldwide, including Dacia and Renault Samsung Motors. Suppliers to the Group are also involved.

THE FOUR PRIORITIES OF HUMAN RESOURCES POLICY

1. Strengthening Group competitiveness. HR policy is key to Group performance. Renault's employment policy is designed to keep pace with the fundamental changes within the Group and to meet new skills requirements, while pursuing productivity gains in a highly competitive global economic environment. The employment policy is founded on an ambitious recruitment program and the reorganization of worktime to meet the Group's needs, while also satisfying employees' aspirations. In Europe, Renault is deploying a range of policy measures in response to the extension of staff's working life up to and beyond the age of 60. ◊

2. Supporting the Group's international expansion. HR policy must offer the support needed to implement Group strategy. The goal of HR policy is to mobilize staff and encourage the creation of multi-cultural teams that are capable of identifying customer expectations worldwide. The policy is founded on the development of suitable organizational structures and the gradual establishment of Group-wide HR programs covering recruitment, language training, management development and international mobility. ◊

3. Developing skills. The HR policy is a long-term course of action. Its goal is to prepare operational staff for the future by developing the skills needed to implement Group strategy and to achieve lasting value creation. The policy is founded on the active management of Group-wide skills and an ambitious training program. ◊

4. Attracting and motivating employees. The HR policy must make sure that the Group can always meet its skills requirements. The policy has two goals:

- to create an environment that is both pleasant and demanding, in which every employee achieves fulfillment through active career management, the development of managerial skills, a responsible working-conditions policy and a dynamic resource-management policy;
- to involve employees through continuous information campaigns and permanent dialogue and to strengthen bonds with civil society.

Renault's environmental policy

The gradual inclusion of environmental protection in the company's everyday management practices is proof of Renault's commitment to an environmentally responsible policy. The company's targets, tools and design processes, parts, equipment and service purchasing policy, manufacturing and distribution all take the complete vehicle life cycle into consideration. The application of in-depth environmental management practices to all disciplines results in new vehicles with substantially reduced impact on the environment, both in terms of the consumption of natural resources, pollutant emissions and waste that contribute to the greenhouse effect, the quality of city air or the condition of soils and the water table.

The quantifiable results of all these measures can be observed in the latest vehicles brought to market: Mégane II and Modus.

Renault also pays attention to the **company environment and social issues** in the broadest sense by applying a range of simple principles:

- encouraging scientific progress in an effort to gain a better understanding of the interaction between the automobile and its environment;
- preventing risks for both people and the environment;
- promoting jobs that enable staff to achieve fulfillment and to progress;
- contributing to the development of the communities in which the company is active.

These actions help Renault to understand the impact of its activity and its products in an effort to improve them. ◊

But the solutions that any company can apply depend on the nature of its products and the demands of consumers. These solutions are conditioned by technical progress and by the attitude of all the players involved, from users to public authorities, which exercise a direct influence on the choice and utilization of products through their regulatory and fiscal policies. For this very reason, Renault has always sought to encourage the application of intelligent, effective and equitable regulations.

In 2001 Renault joined the **Global Compact** and makes every effort to uphold its Ten Principles, which cover four different fields:

– human rights: the promotion of and respect for human rights within the company and within its scope of influence;

– working standards: respect of the freedom of association and the right to collective negotiation, support for the abolition of all forms of forced or obligatory labor, the abolition of child labor and the elimination of all forms of discrimination;

– environmental protection: a precautionary approach, the promotion of greater environmental responsibility, the development and application of environmentally-friendly technologies;

– fight against corruption: implementation of a policy to combat corruption in all forms, including extortion and bribery.

Renault also distributes its ongoing principles for sustainable development to its component, equipment and service providers as part of a policy to cement durable relationships. Now that our suppliers have adopted the principles of the Global Compact, joint targets for continuous progress and shared action plans have been established. ◊

Renault's objectives for sustainable development

Renault has been a pioneer in several fields, and is determined to continue breaking new ground. Its approach to sustainable development is founded on three fundamental values: **transparency, consistency and research.**

Transparency requires that all information on the sustainable development policy, whether regarding governance, products, or environmental and social issues, be freely available to the largest number of people, either via the annual report or the Group's website – http://www.sustainability.renault.com – which now has over 300 web pages. @

Actions must be **consistent** with principles in the drive to minimize the impact on our environment and our society of new technology and fuels developed by the Group. At the same time, Renault aims to improve the quality of life for as many as possible at an acceptable cost, by enhancing the active and passive safety of its vehicles.

Renault will ensure that commercial decisions are consistent with the stage of development in emerging markets, by launching vehicles which are less expensive, but nevertheless environmentally friendly, for example the model Renault produces in Romania. Renault's expertise paves the way for the Group to play an active role in establishing the concept of sustainable development in emerging markets, where consumer spending is set to rise steadily.

Renault must continue **research** into ways of improving vehicle features as a means of providing mobility for all. The Alliance with Nissan gives Renault greater scope to advance in this field.

The automobile industry's long-term future depends upon resolving the issues relating to vehicle use. Renault is committed and determined to use its expertise to forge continuing progress in this field.

After receiving an award for the "Best Sustainable Development Report" from the association "Entreprise et Progrès" in 2002, Renault won the prizes for the "Best Sustainable Development Report" and the most relevant and useable indicators awarded by the Higher Council of the French Board of Chartered Accountants. These prizes reward both the consistency of the Group's strategy and management and its unique vision of sustainable development that is founded on an integrated approach to the issue. ◊

The **Sustainable Development Committee** has decided to make an annual report to the Board of Directors on the main ratings obtained by the company. For 2004 it focused on the Vigéo, Core Rating and Oekom ratings. These ratings are analyzed to highlight the company's strong and weak points in terms of sustainable development, so that appropriate action can be taken. These analyses have enabled the Renault group to be gradually incorporated into ethical-investment indices. ◊

◊ ***Global Reporting Initiative (GRI) Directives.*** @ *For further information :* ***renault.com*** *(http://www.developpement-durable.renault.com)*

Stronger presence in the sustainability indexes:

The Group's improving ratings make Renault one of the best placed carmakers in the sustainability indexes

Rating		Renault
Vigéo (rating from 0 to 4)	**Score**	**Score in points / 100**
Human Resources	4	75
Environment	3	46
Customers and suppliers	3	64
Corporate governance	3	47
Commitment to civil society	3	42
Human rights	3	55
SAM (rating from 0 to 5)	**Score**	**Score as %**
Economic	4	57
Environment	4	60
Social	5	61
Total		**59**
OEKOM (rating from A to D)	**Score**	**Position (out of 20 companies)**
Corporate governance	B	2
Social and cultural	B	2
Environnement	B	3
Total	**B**	**2**

1.3.5 Goal 5: Translate success into financial performance

To provide the resources for independent development and meet shareholder expectations, under current market conditions, the Group must generate a net return on equity of at least 11% and an operating margin of 4% of revenues on average over a business cycle.

Equity interests in Nissan and AB Volvo must make contributions to net income consistent with the 11% minimum for ROE and yield dividends significantly higher than the cost of financing these interests.

The cyclical nature of Renault's business means that it should be in a net creditor position at the peak of the cycle.

At Renault, we are committed to building lasting relationships with our shareholders, based on the payment of attractive dividends and, by the same token, to transparency of information, regular communication, and high standards of corporate governance.

Return on equity

A net after-tax return on equity (i.e. ratio of net income to shareholders' equity, before appropriation of income) of at least 11% is one of the criteria applied in evaluating the rate of return on projects. In 2004 the net return on average shareholders' equity was 28.4%.

Operating margin

Renault targets an operating margin of 4% on average over a business cycle. In 2004, a year marked by timid growth in the Western European market and the renewal of the entire Mégane family, the Group's operating margin was 5.9% of revenues (5.2% pro forma under IFRS), compared with 3.7% in 2003.

The range renewal campaign will continue. Following the overhaul of the Mégane family in the lower-midrange segment, Renault focused on the entry-level range with the launch of Modus in September 2004. This trend will continue in 2005 and 2006 with the replacement of Clio and then Twingo. In 2007 Renault will start to renew its top-end range with New Laguna. These launches will continue to reduce the average age of the passenger-car ranges in Western Europe to around three years.

Nissan and Volvo dividends

In view of the sharp rise in income, Nissan's Annual General Meeting on June 23, 2004 announced a dividend of ¥19 per share for fiscal 2003.

Nissan also unveiled its distribution policy under the "NISSAN Value-up" plan. Dividends will be doubled over the next four years, equivalent to ¥40 per share for fiscal 2007, ending March 31, 2008.

In 2004 Renault received a dividend of ¥23 per share from Nissan, comprising ¥11 in respect of 2003 and an interim dividend of ¥12 for 2004.

It received a dividend of SEK8 per share from Volvo in 2004*.

Total dividends from Nissan and Volvo amounted to €553 million in 2004.

Net debt reduction

Renault's business is cyclical. Its aim is for automotive activities to be in a net creditor position at cycle peak.

The improvement in operating conditions achieved through tight control of working capital requirements brought debt down significantly in 2004. On December 31, 2004 debt was €541 million, representing leverage of 3.4%, compared with 12.9% at end-December 2003.

Renault dividends ◇

In an effort to offer attractive dividends, Renault pursues a policy of regularly increasing its payout. In 2004 dividend per share rose by 20% to €1.40 compared with €1.15 in 2003, and by a full 52% over €0.92 in 2002.

In 2005 the Board of Directors set the dividend to be proposed to the Annual General Meeting on April 29, 2005 at €1.80 per share, a further increase of 28.6%.

** Renault also received Ainax shares distributed by AB Volvo to shareholders in June 2004. This added €131 million to Renault's financial statements.*

◇ ***Global Reporting Initiative (GRI) Directives.***

2 Corporate governance ♦

◇ *Global Reporting Initiative (GRI) Directives.*

This chapter describes the management and administration methods used by Renault S.A., the publicly listed company and parent of the Renault group. These methods also apply to Renault s.a.s., the lead holding company for Renault's automotive and financial businesses. Further to the Alliance with Nissan, the senior management of Renault s.a.s. has transferred some of its powers to the Alliance Board, without prejudice to the powers of the Board of Directors and the shareholders.

This Alliance-specific management method is described on page 25 of Chapter 1.

2.1.1 Composition and operating procedures of the Board of Directors

At December 31, 2004 the company was administered by a **Board of Directors** composed of **18 members**:

- 14 directors appointed by the Annual General Meeting of Shareholders;
- three directors elected by employees; ◇
- one director elected by the Annual General Meeting of Shareholders on the recommendation of employee shareholders.

The **term of office** of directors elected by the AGM is **four years**. This new term of office applies only to directors appointed from 2002 onwards. The directors elected by employees and the director appointed by the AGM on the recommendation of employee shareholders serve a six-year term.

2.1.1.1 Board of Directors at December 31, 2004 ◇

Directors	Number of shares	Age	Date of first term	Current term expires (AGM)
Louis SCHWEITZER (1) Chairman and C.E.O. ***Director:*** BNP Paribas / Electricité de France / AB Volvo / RCI Banque(1) / Veolia Environnement / AstraZeneca ***President of the Management Board:*** Renault-Nissan B.V. ***Member of the Supervisory Board:*** Philips ***Member of the Consultative Committee:*** Banque de France / Allianz ***Member of the Executive Board*** *of MEDEF* ***Member of the Board of public-interest institutions or associations:*** Fondation Nationale des Sciences Politiques / Institut Français des Relations Internationales / Musée du Louvre	59,545 and 7,739 ESOP units	62	May 1992	2005
Yves AUDVARD (3) Renault Advanced Process Design Engineer ***Director elected by employees*** MEMBER OF THE INTERNATIONAL STRATEGY COMMITTEE	6 shares and 82 ESOP units	52	November 2002	2008
Michel BARBIER (3) Renault Working Conditions Technician ***Director elected by employees*** MEMBER OF THE INTERNATIONAL STRATEGY COMMITTEE	141	49	November 2002	2008

Directors	Number of shares	Age	Date of first term	Current term expires (AGM)
Alain CHAMPIGNEUX(3) Renault Engineering Project Manager ***Director elected by employees*** MEMBER OF THE ACCOUNTS AND AUDIT COMMITTEE	497 ESOP units	51	November 2002	2008
François de COMBRET (7) *Associate Director:* Lazard Frères / Maison Lazard ***Director:*** Bouygues Telecom / Institut Pasteur /SAGEM / Musée Rodin MEMBER OF THE APPOINTMENTS AND REMUNERATION COMMITTEE	1,000	63	July 1996	2008
Charles de CROISSET (17) Vice-Chairman of Goldman Sachs Europe ***Director:*** Bouygues / Thalès ***Member of Supervisory Board:*** Euler & Hermès / SA des Galeries Lafayettes MEMBER OF THE ACCOUNTS AND AUDIT COMMITTEE	100	61	April 2004	2008
Carlos GHOSN (13) President and Chief Executive Officer, Nissan Motor Co., Ltd. ***Director:*** Alcoa / IBM /Sony ***Vice-President of the Board:*** Renault Nissan B.V.	1,700	49	April 2002	2006
Jean-Louis GIRODOLLE (9) (14) Inspector of Finance, Deputy Director, Treasury Dept., Ministry of the Economy, Finance and Industry ***Director:*** Aéroports de Paris / Air France KLM / Autoroutes du Sud de la France / RATP MEMBER OF THE ACCOUNTS AND AUDIT COMMITTEE	(12)	36	October 2003	2007
Itaru KOEDA(8) Co-Chairman of the Board of Directors and Executive Vice President of Nissan Motor Co., Ltd.	500	63	July 2003	2005
*** Marc LADREIT de LACHARRIÈRE**(2) ***Honorary President***: Comité National des Conseillers du Commerce Extérieur de la France ***Chairman and C.E.O.:*** Fimalac ***Chairman of the Board:*** Fitch Ratings / Fimalac Inc ***Director:*** Casino / Cassina / L'Oréal ***General partner:*** Groupe Marc de Lacharrière ***Manager:*** Fimalac Participations ***Member of the Consultative Committee:*** Banque de France ***Member of the Board of public-interest institutions or associations:*** Conseil Artistique des Musées Nationaux / Fondation Bettencourt Schueller / Fondation Nationale des Sciences Politiques / Musée du Louvre / Société des Amis du Musée du Quai Branly MEMBER OF THE APPOINTMENTS AND REMUNERATION COMMITTEE	1,020	64	October 2002	2006

* *Independent director.*

◇ ***Global Reporting Initiative (GRI) Directives.***

Directors	Number of shares	Age	Date of first term	Current term expires (AGM)
*** Dominique de La GARANDERIE[4]** Attorney, partner of Cabinet Ginestié Former chair of the Paris Bar Association Member of the Bar Council Honorary Chair, Association Française des Femmes Juristes (AFFJ) Chair, Commission Internationale du CNB Member, International Federation for Human Rights (IFHR) Member, Avocats Sans Frontières Member, Commission Nationale Consultative *des Droits de l'Homme* Member, Human Rights Institute (International Bar Association) Chair, Institut Français d'Experts Juridiques Internationaux (IFEJI) Member, Ethics Committee of MEDEF Member, Ethics Committee of the Centre Français du Commerce Extérieur (CFCE) French correspondent for the International Legal Resource Center MEMBER OF THE ACCOUNTS AND AUDIT COMMITTEE	150	61	February 2003	2005
Bernard LARROUTUROU[10] Managing Director, CNRS ***Director:*** INRIA Transfert / CNRS Editions / FIST / INIST - Diffusion MEMBER OF THE INTERNATIONAL STRATEGY COMMITTEE	1[12]	46	February 2000	2008
*** Henri MARTRE[6]** *Honorary Chairman, Aérospatiale* ***Chairman of the Supervisory Board:*** ESL Holding ***Vice-Chairman of the Supervisory Board:*** KLM ***Chairman:*** Japan Committee of MEDEF International / Société Franco-Japonaise des Techniques Industrielles ***Vice-Chairman:*** Fondation de Recherche Stratégique ***Director:*** France Telecom / SOGEPA (EADS) / SOFRADIR / ON-X ***Member of the Consultative Committee:*** Banque de France ***Member:*** Conseil Supérieur de l'Aviation Marchande / Board of CEPII / Board of AFII ***Member and Honorary President:*** Groupement des Industries Aéronautiques et Spatiales Françaises / AFNOR / AX CHAIRMAN OF THE INTERNATIONAL STRATEGY COMMITTEE	328	77	July 1996	2007

* *Independent director.*

Directors	Number of shares	Age	Date of first term	Current term expires (AGM)
*** Jean-Claude PAYE**[13] Attorney, Management Committee of the law firm Gide Loyrette Nouel MEMBER OF THE ACCOUNTS AND AUDIT COMMITTEE MEMBER OF THE INTERNATIONAL STRATEGY COMMITTEE	20	70	July 1996	2006
*** François PINAULT**[15] Honorary Chairman., Artémis SA ***Manager***: Financière Pinault ***Chairman of the Board:*** Artémis ***Chairman and C.E.O.:*** Garuda ***Vice-Chairman of the Supervisory Board:*** Pinault-Printemps Redoute ***Member of the Management Board:*** Château Latour	500	68	February 2004	2007
*** Franck RIBOUD**[11] Chairman and C.E.O., Danone group ***Chairman of the Board:*** Compagnie Gervais Danone / Générale Biscuit ***Chairman and Director:*** Danone Asia Pte. Limited ***Director:*** Association Nationale des Industries Agroalimentaires / Danone SA / International Advisory Board HEC / Wadia BSN India Limited / Ona / L'Oréal S.A. / SOFINA / Quiksilver ***Member of the Supervisory Board:*** Accor / EURAZEO ***Member representing Danone group:*** Conseil National du Développement Durable CHAIRMAN OF THE APPOINTMENTS AND REMUNERATION COMMITTEE	231	49	December 2000	2006
Georges STCHERBATCHEFF[16] Renault Representative for Industry-wide Standardization ***Director elected by employees*** MEMBER OF THE INTERNATIONAL STRATEGY COMMITTEE	2,167 ESOP units	58	April 2004	2009

* *Independent director*

Directors	Number of shares	Age	Date of first term	Current term expires (AGM)
Robert STUDER**[5] Former Chairman, Union de Banques Suisses ***Director: European Advisory Committee to the New York Stock Exchange, New York / Espirito Santo Financial group SA, Luxembourg / Schindler Holding A.G. / BASF CHAIRMAN OF THE ACCOUNTS AND AUDIT COMMITTEE	3,000	66	July 1996	2007

(1) Appointment renewed by the Joint General Meeting of June 10, 1999, appointment renewed as Chairman and C.E.O. by the Board of Directors on June 10, 1999. Confirmed by Board on April 26, 2002, which opted for concentration of powers. Louis Schweitzer resigned from his position as director of RCI Banque at the Board meeting of February 18, 2005.
(2) Co-opted by the Board of Directors on October 22, 2002, ratified by the Joint General Meeting of April 29, 2003.
(3) Elected by employees on October 8, 2002.
(4) Co-opted by the Board of Directors on February 25, 2003, in place of Jean-Luc Lagardère. Ratified by the Joint General Meeting of April 29, 2003.
(5) Renewed by the Joint General Meeting of May 10, 2001.
(6) Appointed by the Joint General Meeting of June 10, 1997 and reappointed by the Joint General Meeting of April 29, 2003.
(7) Renewed by the Joint General Meeting of April 30, 2004.
(8) Co-opted by the Board of Directors on July 24, 2003 following the resignation of Yoshikazu Hanawa.
(9) Named by the French State prior to appointment by the Annual General Meeting.
(10) Appointed by ministerial order of March 17, 2004, renewed by the Joint General Meeting of April 30, 2004.
(11) Co-opted by the Board of Directors on December 19, 2000 after the resignation of Antoine Riboud; ratified by the Joint General Meeting of May 10, 2001.
(12) The administrative regulation prohibits these directors from owning shares as representatives of the French State.
(13) Appointed or renewed by the Joint General Meeting of April 26, 2002.
(14) Appointed by ministerial order of September 16, 2003, co-opted by the Board of Directors on October 21, 2003 to replace Bruno Bézard, who resigned. Ratified by the Joint General Meeting of April 30, 2004.
(15) Co-opted by the Board of Directors on February 24, 2004, following the resignation of Jeanne Seyvet. Ratified by the Joint General Meeting of April 30, 2004.
(16) Appointed by the Joint General Meeting of April 29, 2003 as Pierre Alanche's substitute. Director since the Joint General Meeting of April 30, 2004 to replace Pierre Alanche, who resigned.
(17) Appointed by the Joint General Meeting of April 30, 2004.

The mean age of incumbent directors is 58.

Expiration of terms of office

Expiration year	Term of office expires
2005	Mr. KOEDA
	Mrs. de La GARANDERIE
	Mr. SCHWEITZER
2006	Mr. LADREIT de LACHARRIÈRE
	Mr. GHOSN
	Mr. PAYE
	M. RIBOUD
2007	Mr. GIRODOLLE
	Mr. MARTRE
	Mr. PINAULT
	Mr. STUDER
2008	Mr. AUDVARD[1]
	Mr. BARBIER[1]
	Mr. CHAMPIGNEUX[1]
	Mr. de COMBRET
	Mr. de CROISSET
	Mr. LARROUTUROU
2009	Mr. STCHERBATCHEFF

(1) Directors elected by employees and the director-elected employee shareholders are appointed following election by the relevant college.

* *Independent director.*

The **Board of Directors** appoints one of its members as **Chairman**.

The Chairman, who must be a natural person, **may stand for re-election** when his term of office expires.

Every director must hold at least one registered share*. However, administrative regulations forbid the directors appointed by the French State from owning shares as government representatives.

PROPOSED SEPARATION OF THE POWERS OF CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER

Following the Annual General Meeting of April 26, 2002, the Board of Directors opted to combine the functions of Chairman of the Board of Directors and Chief Executive Officer (C.E.O.). On the recommendation of the Appointments and Remuneration Committee, the Board decided that "it was wise to maintain the status quo and allow the Chairman to continue to perform his duties".

In 2005 Renault will continue to incorporate best governance practices by recommending that the Board should agree, as announced, to separate the powers of Chairman of the Board of Directors from those of the C.E.O. The Chairman of the Board of Directors will organize and steer the agenda of the Board of Directors, leaving the C.E.O. free to devote himself entirely to management of the company. The Board will recommend appointing Louis Schweitzer as Chairman and Carlos Ghosn as C.E.O.

At its meeting on February 22, 2005 the Board of Directors adopted new internal regulations to reflect the new method of governance. The intended change also involves splitting the Appointments and Remuneration Committee into two separate bodies: the Remuneration Committee, and the Appointments and Governance Committee.

2.1.1.2 The Board of Directors in 2004

The Board met **eight times** in 2004.

Meetings lasted an average of three hours. The attendance rate was 87%.

The Board gave its opinion on all business placed on its agenda pursuant to the legal and regulatory requirements in force in France. The key items were:

- Accounts and budget
  - the Board adopted the 2004 operating and investment budget, approved the Group's consolidated financial statements and the individual financial statements of Renault S.A. and Renault s.a.s. for 2003, approved the consolidated financial statements for first-half 2004, and set the dividend to be proposed to the Annual General Meeting (AGM);
  - the Board approved the buyback of Renault redeemable shares.
- Corporate governance
  - the Board undertook an in-depth review of its operating methods. It ruled on the definition of "independent director" and amended the make-up of the Board and the Committees in order to comply with the recommendations of the Bouton report concerning the percentage of independent directors on corporate boards;
  - on the recommendation of the Appointments and Remuneration Committee, and bearing in mind the criteria for independence, the Board provisionally appointed new board members to replace those who had stepped down;
  - the Board adopted the Chairman's report on internal control procedures;
  - the Board analyzed and approved the answers to shareholders' questions in the run-up to the AGM;
  - the Board discussed succession planning measures for the post of Chairman and C.E.O.;
  - the Board took note of the Chairman's appointment at AstraZeneca;
  - the Board introduced a complementary pension scheme for senior company executives that sit on the Group Executive Committee.

** Percentage of Renault share capital held by directors: 0.03%.*

- Group strategy
  - the Board examined and approved an out-of-court settlement in the dispute with Volvo;
  - in compliance with the internal regulations, the Board examined Renault's medium-term business plan at its July meeting. It will discuss Renault's strategic guidelines at its meeting in February 2005;
  - the Board examined the Group's quality policy, one of the Group's priorities;
  - in compliance with internal regulations, the Board reviewed the implementation of the strategic goals set out at the Board meeting on December 17, 2002.
- The Alliance
  - the Board took note of the report of the decisions and proposals made by the Alliance Board.

PREPARATION OF BOARD MEETINGS

The Board of Directors meets as often as the interests of the company require. Meetings are convened at least eight days in advance by the Chairman and C.E.O. Furthermore, to enhance communication and make it easier for its members to obtain relevant documents, the Board has officially approved the creation of a hosting facility, in conjunction with its secretariat. Under this new arrangement, the meeting papers, which could not be disseminated beforehand, are made available to directors before the beginning of each meeting.

The minutes of the Board meetings are made available within four weeks of each meeting.

2.1.2 Audit of the Board of Directors

For the third time since 1998, on December 14, 2004 Renault carried out a detailed audit of the structure, organization and operating procedures of its Board of Directors, on the basis of a survey conducted by Spencer Stuart. The survey confirms the results of the audit performed by the same consultancy in 2001, but also highlights significant progress. It points in particular to the Board's consistency, independence and unity of purpose. The survey confirms the feeling of trust in the Chairman and C.E.O. and senior executives as well as the Board's involvement in the strategy of the Renault-Nissan Alliance. The organization of discussions, the frequency of meetings and the quality of disclosures, particularly on financial issues through the Accounts and Audit Committee, are highly appreciated.

The points on which the Board expresses an open opinion or requests improvement are as follows:

- information should be provided on a more regular basis between Board meetings;
- to strengthen the make-up of the Board, more emphasis should be placed on recruiting women and persons with industrial and international backgrounds;
- the Board should be involved more closely in the strategy of the Group and the Alliance through more regular and detailed information. Substantial progress has been made on presenting Renault's strategic goals, Alliance Vision-Destination, and the medium-term business plan, on voting the plan and on monitoring indicators of the strategic goals. However, this is a topic where the pursuit of progress is desirable;
- a formal Board meeting should be held annually to discuss the company's risk exposures, in line with the opinion of the Accounts and Audit Committee;
- the answers to the question of a succession plan for senior corporate officers were analyzed in the light of the announced separation of powers of Chairman and C.E.O. In the short term, the Board is apparently well aware that a succession plan exists. In the longer term, the directors would like the Appointments and Remuneration Committee to be responsible for the plan, without divulging its contents;
- regarding the number of shares to be held by directors, the Board, in disagreement over whether to include a provision in the articles of incorporation or make a recommendation on this matter, approved the Chairman's recommendation not to make such a provision, mainly because the directors come from different spheres. It was decided to keep the status quo, leaving each director free to decide on the number of shares he or she deems fit to hold.

The Chairman of the Board of Directors and the Committees concerned will endeavor to take the directors' requests on these points into account.

Furthermore, the informal lunch after the Board meeting, initiated in 2003, was repeated and will be pursued in the future. It gives directors an opportunity to exchange views with members of the Renault Management Committee.

2.1.3 Assessment of director independence

The Board considered it vital, first and foremost, to recall the personal qualities expected of directors, namely experience of the company and the automotive industry, a personal commitment to the work of the Board and its Committees, a sound grasp of business and finance, the courage to express minority opinions, international vision, integrity, and loyalty.

Having reviewed those qualities, the Board extensively debated the criteria for independence, based on the recommendations of the Bouton report, at its meeting on October 22, 2002.

At its meeting on February 24, 2004 the Board of Directors reasserted its intention of complying with the most thorough definition of corporate governance available in France, namely the AFEP/MEDEF report. Accordingly, on the recommendation of the Appointments and Remuneration Committee, the Board adopted in full the concept of "independent director" and approved the list of independent directors in the light of the criteria in the report.

At December 31, 2004 Renault's Board of Directors had **eight independent directors**. They were: **Dominique de La Garanderie, Charles de Croisset, Marc Ladreit de Lacharrière, Henri Martre, Jean-Claude Paye, François Pinault, Franck Riboud and Robert Studer**. The Board confirmed this list at its meeting on February 22, 2005. ◊

Excluded from the list are the representatives of the French State, the directors elected by the employees, the director elected by employee shareholders, the Chairman, the two directors appointed by Nissan, which is linked to Renault, and François de Combret, who works for a bank that does business with Renault.

The Board stressed, however, that the directors elected by employees and employee shareholders, in particular, are not dependent on the company's senior management as far as their presence on the Board is concerned. This is illustrated by the special contribution they make to the Board's proceedings.

2.1.4 Internal regulations and Directors' Charter ◊

In accordance with the **recommendations of the 1995 Viénot report** on corporate governance in France, which was supplemented by a second report published in July 1999, Renault's Board of Directors adopted a system of **internal regulations and specialized committees** in 1996.

INTERNAL REGULATIONS

The internal regulations define the role of the Board of Directors, who together represent the company's shareholders. The Bouton report, published in 2002, was largely devoted to ways of improving corporate governance. The Board scrutinized the report's recommendations and incorporated the main recommendations into the company's internal regulations (see Supplemental Information, Internal Regulations, page 320).

DIRECTORS' CHARTER

The internal regulations are accompanied by a charter that establishes the rights and duties of members of the Board of Directors (see Supplemental Information, Internal Regulations, Directors' Charter, page 322).

COMPLIANCE OFFICER

The Board of Directors has also adopted procedures for the use and/or disclosure of privileged information. At its meeting on July 26, 2001, the Board of Directors appointed a **Compliance Officer**, who must be consulted by any permanent holder of privileged information in order to verify that individual transactions arising from the exercise of stock options, or any other transaction involving securities issued by a Group company, comply with the Code of Good Conduct and the rules in force. The Compliance Officer reports to the Accounts and Audit Committee. Among other things in 2004, the Compliance Officer:

- ensured that the procedure for the use and/or disclosure of inside information was observed when exercising options held under the 1996, 1997 and 1998 plans;
- approved the subscription by senior managers to the reserved share issue, having regard to the procedure for the use and/or disclosure of inside information;
- proposed new provisions to bring the internal regulations into line with the new rules on disclosure of Nissan's earnings.

◊ *Global Reporting Initiative (GRI) Directives.*

2.1.5 Specialized committees of the Board of Directors in 2004

To permit in-depth examination of specific topics relating to the Board of Directors' role, **three specialized committees** were created in 1996. The Chairs of each Committee bring the Committee's opinions to the attention of the Board.

ACCOUNTS AND AUDIT COMMITTEE

This Committee has **six members**: Robert Studer in the chair, Alain Champigneux, Charles de Croisset, Dominique de la Garanderie, Jean-Louis Girodolle and Jean-Claude Paye. Four members are independent.

The Committee's **missions** are to:

- analyze the financial statements and associated disclosures before they are brought before the Board;
- ensure that the methods used to prepare the financial statements comply with the standards in force, and examine any changes to such methods;
- give opinions on the appointment or reappointment of the Statutory Auditors and the quality of their work;
- ensure compliance with the rules on auditor independence;
- ensure that appropriate methods are used for internal audit;
- make recommendations to the Board on any of the above matters.

The Committee met **three** times in 2004 and the attendance rate was 100%.

In compliance with the legal and regulatory requirements in force in France, the Accounts and Audit Committee in particular dealt with the following matters:

- the Group's consolidated financial statements and Renault S.A.'s individual financial statements for 2003 and for first-half 2004. At this time, the Committee heard from the Executive Vice President, Chief Financial Officer, the Corporate Controller and the Senior Vice President, Finance, as well as from the Statutory Auditors;
- the dividend to be proposed in respect of FY 2004;
- the examination of the fees paid to the auditors and their network and the examination of a Statutory Auditors' Charter;
- regarding the internal audit plan, an implementation review of 2003 and an analysis of 2004;
- the examination of the Financial Security Act of August 1, 2003, which introduces stricter auditing standards, extends the scope of internal control, and strengthens the powers of the regulatory authorities by establishing a new securities regulator, the Autorité des Marchés Financiers (AMF), created from the merger of the Commission des Opérations de Bourse (COB) and the Conseil des Marchés Financiers (CMF);
- the examination of the summary financial data for the Alliance.

Two memos accompany the Committee's examination of the financial statements, one from the auditors outlining the salient features of the results and the accounting principles applied; the other from the Chief Financial Officer, describing the company's risk exposures and off-balance sheet commitments.

APPOINTMENTS AND REMUNERATION COMMITTEE

The committee has three members: Franck Riboud in the chair, François de Combret and Marc Ladreit de Lacharrière. Two of the three members are independent.

The Committee has the following **missions**:

- submit proposals to the Board for the appointment of new directors;
- advise on the renewal of directorships that have expired;
- make recommendations to the Board concerning the remuneration and pension of the Chairman and of other senior executives and corporate officers;
- recommend the variable portion of the fees paid to corporate officers;
- assess all remuneration and benefits paid to senior executives, including those belonging to other Group companies;
- examine the overall policy for granting options and make proposals to the Board on the policy itself and on the actual granting of options to buy or subscribe for stocks.

The Committee may also be consulted by the Chairman on any question concerning appointments to the Group Executive Committee and the consideration paid to Group Executive Committee members.

The Committee met **three** times in 2004 and the attendance rate was 100%. The main items on its agenda were:

- the stock option plan for 2004;
- the membership of the Board;
- the remuneration of the Chairman and C.E.O. and members of the Executive Committee;
- the examination, in accordance with corporate governance principles, of the results of the formal appraisal of each Board member by an external consultancy;
- the examination of the terms and conditions of a complementary pension scheme for the senior corporate executives that sit on the Group Executive Committee;
- the succession plan for the Chairman and C.E.O.;
- the examination of the Board's internal regulation reflecting the new method of governance;
- the proposal for the Chairman to join the Board of Directors, then the Chair, of AstraZeneca.

INTERNATIONAL STRATEGY COMMITTEE

This Committee has **six members**: Henri Martre in the chair, Pierre Alanche, Yves Audvard, Michel Barbier, Bernard Larroutourou and Jean-Claude Paye. Two members are independent.

The Committee's main **mission** is to analyze the company's international plans and present them to the Board.

The Committee met **twice** in 2004 and the attendance rate was 100%. The main items on its agenda were:

- Renault's international expansion into Iran, China and India;
- changes in the Mercosur strategy;
- customer expectations and product positioning on international markets.

2.1.6 Directors' fees

The Annual General Meeting may allocate **directors' fees**, the amount of which remains fixed until otherwise decided.

AMOUNT

After comparing directors' remuneration with that of other CAC40 companies, it emerged that the members of Renault's Board received significantly less than directors of comparably sized firms. Accordingly, the Annual General Meeting on April 29, 2003 voted an annual amount of **€600,000*** to be apportioned among the directors for the current year and subsequent years, until further notice. The Board is responsible for allotting these fees.

RULES FOR APPORTIONING DIRECTORS' FEES

It was proposed to the Board that directors' fees be divided into:

- a **fixed portion**, linked to the responsibilities arising from membership of the Board;
- a **variable portion**, linked to directors' actual attendance.

Two additional fees may also be paid:

- one for **sitting on** one of the committees;
- the other for **chairing** a committee.

FY 2004

The Board of Directors, meeting on April 29, 2003, adopted the procedures for dividing directors' fees.

Directors' fees for the 2004 fiscal year are allocated as follows:

- €14,000 for membership of the Board (the sum is calculated on a time-apportioned basis);
- €14,000 at most for attendance, the sum being calculated in proportion to the director's actual presence at Board meetings;
- €4,500 for sitting on one of the Board's committees (the sum is calculated on a time-apportioned basis);
- €4,500 for chairing one of the Board's committees (the sum is calculated on a time-apportioned basis).

In 2004, total fees allocated to directors amounted to €540,119 (€520,342 in 2003). ◇

The Board met **eight** times in 2004.

** The amount of €600,000 is the median of directors' fees paid by other CAC40 companies.*

◇ ***Global Reporting Initiative (GRI) Directives.***

Fees allotted to directors for the year, depending on attendance at Board and Committee meetings

Directors	Attendance in 2004	Total fees received in €(1)	
		2004	2003
Mr. Schweitzer	8 / 8	**28,000**	28,000
Mr. Alanche (3)	3 /3	**11,316**	32,500
Mr. Audvard	8 / 8	**32,500**	32,500
Mr. Barbier	8 / 8	**32,500**	32,500
Mr. Champigneux	8 / 8	**32,500**	32,500
Mr. de Combret	8 / 8	**32,500**	30,750
Mr. de Croisset (3)	5 / 5	**21,184**	-
Mr. Ghosn	2 / 8	**17,500** (2)	22,750 (2)
Mr. Girodolle	8 / 8	**32,500**	7,149
Mr. Koeda	6 / 8	**24,500** (2)	11,425 (2)
Mr. Ladreit de Lacharrière	6 / 8	**29,000**	29,000
Mrs. de La Garanderie	7 / 8	**30,750**	26,212
Mr. Larrouturou	7 / 8	**30,750**	32,500
Mr. Martre	8 / 8	**37,000**	35,250
Mr. Paye	8 / 8	**37,000**	35,250
Mr. Pinault (3)	4 / 6	**18,934**	-
Mr. Riboud	6 / 8	**33,500**	35,250
Mr. Stcherbatcheff (3)	5 / 5	**21,184**	-
Mr. Studer	8 / 8	**37,000** (2)	37,000 (2)

(1) Fees allocated on the basis of Board membership, attendance of Board meetings, membership and/or chairmanship of one of the Board's committees.
(2) Fees allocated to overseas directors correspond to the gross amount paid by Renault.
(3) These are directors whose appointment began or ended during the year.

Some directors, in view of their mandate, do not personally receive directors' fees. Their fees are instead paid at their request either to the authorities or to the trade union they represent.

Two Committees form Renault's senior management bodies:

- the Group Executive Committee;
- the Renault Management Committee.

2.2.1 Group Executive Committee

The Group Executive Committee comprises **six members** plus the Chairman and C.E.O.:

- Executive Vice President, Sales and Marketing;
- Executive Vice President, Product & Strategic Planning and International Operations;
- Executive Vice President, Manufacturing;
- Executive Vice President, Chief Financial Officer;
- Executive Vice President, Engineering and Quality;
- Corporate Secretary General, Executive Vice President, Group Human Resources.

The Group Executive Committee meets once a week and at monthly seminars.

2.2.2 Renault Management Committee

The Renault Management Committee comprises **26 members**, and includes the members of the Group Executive Committee. Those members of the Renault Management Committee who do not sit on the Group Executive Committee have a superior who is on the Group Executive Committee. The Senior Vice President, Corporate Controller; the Senior Vice President, Corporate Design; the Senior Vice President, Communications, and the Senior Vice President, Purchasing, report directly to the Chairman and C.E.O.

The Renault Management Committee meets **once a month** and at seminars held twice a year.

◇ *Global Reporting Initiative (GRI) Directives.*

2.2.3 Group Executive Committee and Management Committee at January 1, 2005

• Louis Schweitzer	Chairman and C.E.O.
Patrick Bessy	Senior Vice President, Corporate Communications
• Patrick Blain	Executive Vice President, Sales and Marketing
Marie-Christine Caubet	Senior Vice President, Market Area Europe
Jacques Chauvet	Senior Vice President, Market Area France
Jean-Pierre Corniou	Senior Vice President, Chief Information Officer
Alain Dassas	Senior Vice President, Finance
Rémi Deconinck	Senior Vice President, Product Planning
Odile Desforges	Senior Vice President, Supplier Relations – Chairman and Managing Director, Renault Nissan Purchasing Organization (RNPO)
• Georges Douin(1)	Executive Vice President, Product & Strategic Planning and International Operations
Jean-Baptiste Duzan	Senior Vice President, Corporate Controller
Michel Faivre Duboz	Senior Vice President, Vehicle Engineering Development
Philippe Gamba	Chairman and C.E.O., RCI Banque
Manuel Gomez	Senior Vice President, Northern Latin America
• Michel Gornet	Executive Vice President, Manufacturing
Kazumasa Katoh	Senior Vice President, Powertrain Engineering
Jacques Lacambre	Senior Vice President, Advanced Vehicle Engineering and Research
Patrick le Quément	Senior Vice President, Corporate Design
Benoît Marzloff	Senior Vice President, Strategy and Marketing
Luc-Alexandre Ménard	Senior Vice President, International Operations
Bruno Morange	Senior Vice President, Light Commercial Vehicles
• Thierry Moulonguet	Executive Vice President, Chief Financial Officer
Pierre Poupel	Senior Vice President, Mercosur
• Jean-Louis Ricaud	Executive Vice President, Engineering and Quality
Yann Vincent	Senior Vice President, Quality
• Michel de Virville	Corporate Secretary General, Executive Vice President, Group Human Resources

(1) Until July 2005.

• Members of the Group Executive Committee

Pierre-Alain DE SMEDT, Executive Vice President, Industry and Technology, was a member of the Group Executive Committee until December 31, 2004.

Patrick FAURE, Executive Vice President, Corporate Communications, Chairman of Renault F1, was a member of the Group Executive Committee until December 31, 2004.

François HINFRAY, Executive Vice President, Sales and Marketing, was a member of the Group Executive Committee until December 31, 2004.

Tsutomu SAWADA, Senior Vice President, Advisor to the Chairman, was a member of the Group Executive Committee until December 31, 2004.

Philippe Klein will join the Renault Management Committee as Senior Vice President assigned to the C.E.O.'s office on March 1, 2005.

Organization chart at January 1, 2005

- **• Louis SCHWEITZER: Chairman and C.E.O.**
  - **• Patrick BLAIN**: Executive Vice President, Sales and Marketing
    - **Marie-Christine CAUBET**: Senior Vice President, Market Area Europe
    - **Jacques CHAUVET**: Senior Vice President, Market Area France
    - **Benoit MARZLOFF**: Senior Vice President, Strategy and Marketing
    - **Bruno MORANGE**: Senior Vice President, Light Commercial Vehicles
  - **• Georges DOUIN**: Executive Vice President, Product & Strategic Planning and International Operations
    - **Rémi DECONINCK**: Senior Vice President, Product Planning
    - **Manuel GOMEZ**: Senior Vice President, Northern Latin America
    - **Luc-Alexandre MENARD**: Senior Vice President, International Operations
    - **Pierre POUPEL**: Senior Vice President, Mercosur
  - **• Michel GORNET**: Executive Vice President, Manufacturing
  - **• Thierry MOULONGUET**: Executive Vice President, Chief Financial Officer
    - **Jean-Pierre CORNIOU**: Senior Vice President, Chief Information Officer
    - **Alain DASSAS**: Senior Vice President, Finance
    - **Philippe GAMBA**: Chairman and C.E.O., RCI Banque
  - **• Jean-Louis RICAUD**: Executive Vice President, Engineering and Quality
    - **Michel FAIVRE DUBOZ**: Senior Vice President, Vehicle Engineering Development
    - **Kazumasa KATOH**: Senior Vice President, Powertrain Engineering
    - **Jacques LACAMBRE**: Senior Vice President, Advanced Vehicle Engineering and Research
    - **Yann VINCENT**: Senior Vice President, Quality
  - **• Michel de VIRVILLE**: Corporate Secretary General, Executive Vice President, Group Human Resources
  - **Patrick BESSY**: Senior Vice President, Corporate Communications
  - **Odile DESFORGES**: Senior Vice President, Supplier Relations – Chairman and Managing Director, Renault Nissan Purchasing Organization
  - **Jean-Baptiste DUZAN**: Senior Vice President, Corporate Controller
  - **Patrick LE QUÉMENT**: Senior Vice President, Corporate Design

• Members of the Group Executive Committee (CEG)

2.3.1 Auditor's Charter ◊

The Financial Security Act, Title III, contains provisions on the legal auditing of accounts, particularly Article 104 on auditor independence. Pursuant to those provisions, in 2004 Renault, together with the Statutory Auditors and under the Chairman's authority, took the initiative of drafting a **Charter on auditor engagements and independence** and cosigning it with them. In addition to defining the scope of application, the Charter addresses the separation of engagements by specifying those inherent in the Statutory Auditors' function and therefore authorized automatically, and those that cannot be performed by Statutory Auditors and their network because they are incompatible with the auditors' mandate. Further, it specifies the additional or complementary assignments that may be performed by the Statutory Auditors and their network, and how those assignments are to be authorized and supervised. The Charter also includes the undertaking of independence and sets the rules for partner rotation.

The Charter governs the relationship between the Renault group (i.e. the parent company and the fully consolidated French and international subsidiaries) and its Statutory Auditors. The auditors are responsible for ensuring that the Charter is applied by members of their network acting as external auditors for fully consolidated subsidiaries and also for policing compliance with the regulations in force in countries where Group companies are established.

2.3.2 Auditors

STATUTORY AUDITORS

DELOITTE & Associates - represented by Pascale Chastaing-Doblin and Amadou Raimi
185 Avenue Charles de Gaulle
92200 Neuilly sur Seine

ERNST & YOUNG Audit - represented by Jean-François Bélorgey and Daniel Mary-Dauphin
11 Allée de l'Arche
92400 Courbevoie

Deloitte & Associates was appointed by the Joint General Meeting of June 7, 1996 for a six-year term. It was reappointed by the Joint General Meeting of April 26, 2002 for another six-year term, which will expire at the close of the Annual General Meeting convened to approve the accounts for 2007.

Ernst & Young Audit was appointed by the French Finance Ministry on March 27, 1979. It was reappointed by the Joint General Meeting of June 7, 1996, then the Joint General Meeting of April 26, 2002 for a six-year term. This term will expire at the close of the Annual General Meeting convened to approve the accounts for 2007.

ALTERNATE AUDITORS

BEAS
Alternate for Deloitte & Associates
7-9 Villa Houssay
92200 Neuilly-sur-Seine

Gabriel GALET
Alternate for Ernst & Young Audit
11 Allée de l'Arche
92400 Courbevoie

The alternate auditors were appointed by the Joint General Meeting of June 7, 1996 for a six-year term. They were reappointed by the Joint General Meeting of April 26, 2002 for another six-year term. Their terms of office will expire at the close of the Annual General Meeting convened to approve the accounts for 2007.

2.3.3 Fees paid to Statutory Auditors and their network

The audit fees recognized in 2004 by Renault S.A. and its fully-consolidated subsidiaries for the engagements and assignments performed by the Statutory Auditors and their networks can be broken down as follows:

	Ernst & Young network				Deloitte network			
	2004		2003		2004		2003	
(€ 000)	Amount Ex. tax	%	Amount Ex. tax	%	Amount Ex. tax	%	Amount Ex. tax	%
1- Audit								
1.1 – Statutory audit	5,216	67.2%	3,799	56.6%	5,649	76.6%	4,481	53.8%
1.2 – Additional assignments and audit engagements	1,818	23.4%	1,609	24.0%	929	12.6%	484	5.8%
Subtotal	7,034	90.6%	5,408	80.6%	6,578	89.2%	4,965	59.6%
2 – Other services								
2.1 – Tax	546	7.0%	991	14.8%	746	10.1%	2,880	34.5%
2.2 – Organization consulting	-	-	115	1.7%	-	-	343	4.1%
2.3 – Other services	184	2.4%	196	2.9%	54	0.7%	149	1.8%
Subtotal	730	9.4%	1,302	19.4%	800	10.8%	3,372	40.4%
TOTAL FEES	**7,764**	**100%**	**6,710**	**100%**	**7,378**	**100%**	**8,337**	**100%**

For both networks, tax services mainly cover the Group's foreign subsidiaries.

2.4.1 Remuneration of senior executives and corporate officers

Remuneration of senior executives

PROCEDURE FOR DETERMINING REMUNERATION ◊

Members of the Renault Management Committee receive a consideration comprising a fixed and a variable portion. The variable portion is based on the company's economic performance in the previous year. Economic performance is assessed by three criteria: the difference between budgeted and actual operating margin; return on equity; and progress made towards reducing warranty costs.

REMUNERATION IN 2004 ◊

In 2004 the total consideration paid to the 29 **Renault Management Committee members** amounted to €14,656,345, of which €9,813,545 for the fixed portion (compared with €13,938,707 and €9,544,235 respectively in 2003). Note that there were 29 committee members in 2003.

Renault Management Committee members do not receive directors' fees from Group companies in which they hold senior office.

Remuneration of corporate officers

The criteria for calculating the variable remuneration of the **Chairman and C.E.O.** are set by the Board of Directors, on the recommendation of the Appointments and Remuneration Committee. They are consistent with the criteria applied to the members of the Group Executive Committee and the Renault Management Committee:

- return on equity;
- difference between budgeted and actual operating margin;
- success in reducing warranty costs.

There is an additional, qualitative criterion linked to strategy and management.

In sum, the Chairman and C.E.O.'s variable remuneration is set by the Board of Directors as a percentage of the fixed portion, at between 0% and 150%. For 2004, that percentage was 140%.

The **total remuneration of the Chairman and C.E.O.** is as follows (in €):

Year	Fixed portion	Variable portion for the year, paid out the following year	In-kind benefits	Directors' fees for the year, paid out the following year	Total annual remuneration	Total remuneration paid during the year
2004	900,000	1,260,000	4,899	28,000	2,192,899	1,982,899
2003	900,000	1,050,000	3,812	28,000	1,981,812	1,970,312
2002	747,000	1,050,000	4,215	16,500	1,817,715	1,647,915

The Chairman and C.E.O. also has a **complementary pension scheme.**

Further to the meeting of the Board of Directors on October 28, 2004, the Chairman and C.E.O. is entitled to benefit from the complementary pension system set up for members of the Group Executive Committee. This comprises:

- a defined contribution scheme equivalent to 8% of annual remuneration, paid for by the company and the beneficiary;
- a defined benefit scheme capped at 30% of remuneration;
- an additional defined benefit scheme capped at 15% of remuneration.

The combined total of these schemes – basic, complementary and additional – is capped at 50% of remuneration.

Currently, total retirement benefits, including complementary benefits, to which senior executives, including the Chairman and C.E.O., are entitled, are estimated at between 35% and 45% of their final remuneration, owing to differences in seniority at Renault and on the Group Executive Committee.

2.4.2 Stock options granted to senior executives and the company's corporate officers

Legal framework

In its twenty-sixth resolution, the Joint General Meeting of April 29, 2003 authorized the Board of Directors to make one or more grants of stock options to employees of the company and its related companies, in conformity with Article L 225-180 of the Commercial Code. These options give holders the right to subscribe for new shares of the company, issued in connection with a capital increase, or to buy shares of the company lawfully repurchased by it.

If these options are exercised, the number of shares thus purchased or subscribed shall not exceed 2% of the share capital at the time.

General policy

1. APPOINTMENTS AND REMUNERATION COMMITTEE

The Board of Directors approves the stock option plan on the basis of the report of the Appointments and Remuneration Committee. The Committee examines proposals from the Chairman and C.E.O. to grant options to Group employees, in compliance with the general arrangements set by the Annual General Meeting. The Chairman and C.E.O. does not take part in the Committee's proceedings when the matter under review concerns him personally.

2. AIMS OF THE STOCK OPTION PLAN

The main aim of the stock option plan is to involve Renault executives worldwide, particularly the members of management bodies, in building the value of the Group – and hence Renault's share price – by allowing them to participate in the ownership of the company.

The plan also makes it possible to single out those executives who, by their actions, make an especially positive contribution to the Group's results.

In addition, the plan helps to secure the loyalty of those executives for whom the Group has long-term ambitions, in particular "high flyers", i.e. young executives with strong potential. Stock options help to increase the commitment of these staff members and motivate them to work for the company's advancement and growth.

The plan buttresses the role of the Group's responsibility centers in Europe and the rest of the world. In the Automobile Division it applies in particular to distribution subsidiaries, vehicle and powertrain engineering teams, managers of body assembly and powertrain plants, industrial subsidiaries and all the heads of vehicle and powertrain programs and projects. The plan also applies to the Sales Financing Division, and to the heads of the Group's major support functions.

3. GRANT POLICY

Grants of options vary according to the grantee's level of responsibility and contribution to the company, an appraisal of their performance and results, and, for younger staff members, an assessment of their development potential.

3-1 Senior executives and managing executives

The senior executives are the Chairman and the members of the Renault Management Committee, including the six members of the Group Executive Committee.

In principle, other managing executives are granted options each year, based on the same criteria as those applicable to other senior executives, namely levels of responsibility, performance and results. The quantity of options granted can vary significantly depending on individual appraisals. Some managing executives may receive none. The allocation factor ranges from 1 to 4, with a median of 1,000 options in 2004.

3-2 Other executives benefiting from the plan

The plan's other beneficiaries are generally senior managers and high flyers with strong professional or managerial potential aged 45 and under. Grants are generally made every one to three years or more, but never more than two years running. An array of complementary systems is used to assess and select grantees (annual performance and development review, Careers Committees, personal monitoring for high flyers, performance-related bonuses). Taken together, these systems form a comprehensive observation platform from which the most commendable executives can be singled out.

3-2-1 Annual performance and development reviews

Annual performance and development reviews are used to make a precise, written review of past performance and to define written goals for the coming year. All managerial staff without exception (i.e. including senior executives and managing executives) undertake a performance appraisal with their immediate superior, and, where appropriate, their line manager and project manager. The results of the session are reviewed and graded by the next level of management. The annual performance and development review provides the opportunity to precisely measure the interviewee's past inputs and the importance of his or her future missions. It is also used to analyze the managerial capacity and the progress to be made vis-à-vis benchmarks set by senior management. The same benchmarks are used for the "360-degree evaluation" shared every year since 1999 between executives and their direct superior alone. Approximately 4,500 members of management committees received their 360-degree evaluation in 2004.

3-2-2 Careers Committees

The purpose of Careers Committees is to review all positions of responsibility within the company and to assess the contributions of the incumbents. They also seek to forecast possible changes in the job profile of individual staff members and the persons designated to replace them, either under normal circumstances or immediately should the need arise. The Careers Committees meet monthly in all the Group's major divisions and departments throughout the world. This system makes it possible to permanently update collective assessments of individual staff members and it enables senior managers to submit the names of possible option grantees to the Chairman with full knowledge of the facts. A General Careers Committee, chaired by the Chairman and C.E.O. and composed of the members of the Group Executive Committee, examines nominations for 195 key positions (known as "A Positions") and is responsible for manpower planning for these jobs. With this method, managers at different levels can focus more tightly on future senior managers or managing executives.

3-2-3 High flyers

Particular attention is paid to the action and development of young high flyers, who are monitored closely. Each year, the Careers Committees meticulously update the P List, comprising young high flyers with strong professional or managerial potential likely to become senior managers, and the P1 List, composed of executives destined to become managing executives or senior executives. Additions to the P1 List are decided by the General Careers Committee.

Since 1999, in an effort to improve transparency, high flyers (P or P1) have been duly informed of their status by their managers during their annual performance and development review. Prior to this, the selection was confidential.

3-2-4 Human Resources Advisors

The management committees of all major Group divisions and departments have a Human Resources Advisor (HRA), who is responsible for assessing and permanently monitoring all the executives coming within his or her bailiwick. These HRAs are centrally coordinated. Since HRAs are coordinated centrally on a regular basis, managers can be sure that the human resources policy is properly implemented, that the abovementioned processes are followed, and that individual careers are optimally managed, particularly in terms of mobility assignments and training. HRAs are important because they marshal and summarize the assessments and judgments made by different managers and are therefore in a better position to select potential stock option grantees.

4. GRANTS

Grants made in **all the stock option plans**:

Options granted under **Plans 1 to 9 give the right to buy existing shares.** Options granted under **Plan 10 give the right to subscribe for new issues.**

AGM authorization	June 7, 1996		June 11, 1998					April 29, 2003		
	Plan n°1	Plan n°2	Plan n°3	Plan n°4	Plan n°5	Plan n°6	Plan n°7	Plan n°8	Plan n°9	Plan n°10
Date of grant/ Date of Board meeting	Oct.22, 96	Oct.28, 97	Oct.27, 98	Mar.16,-99	Oct.19, 99	Sept.7, 2000 and Oct.24, 2000	Dec.18, 01	Sept.5, 02	Sept.8, 03	**Sept. 14, 04**
Option start date	Oct.23, 99	Oct.29, 02	Oct.28, 03	Mar.17, 04	Oct.20, 04	Sept.8, 2005 and Oct.25, 2005	Dec. 19, 06	Sept.6, 07	Sept.9, 07	**Sept. 15, 08**
Expiry date	Oct.21, 06	Oct.27, 07	Oct.26, 08	Mar.15, 09	Oct.18, 09	Sept.6, 2010 and Oct.23, 2010	Dec.17, 11	Sept.4, 12	Sept.7, 11	**Sept. 13, 12**
No. of grantees	273	310	410	4	384	638	858	809	813	**758**
Total options granted	446,250	553,750	1,912,500	300,000	1,825,900	1,889,300	1,861,600	2,009,000	1,922,000	**2,145,650**
o/w Members of Renault Management Committee (1) (2)	128,000	163,000	670,000	280,000	830,000	750,000	505,000	645,000	605,000	**695,000**
Strike price (€)	17.57	24.89	32.13	40.82	50.94	49.27 and 49.57	48.97	49.21	53.36	**66.03**
Discount	5%	5%	None	None	None	None	None	None	None	**None**
Options exercised at 31/12/2004	357,674	333,278	631,858	50,000	54,850	4,000	3,000	-	-	-
Options lapsed at 31/12/2004	19,300	18,400	74,500	30,000	117,000	123,450	42,500	18,300	2,500	-
Options outstanding at 31/12/2004 (3)	69,276	202,072	1,206,142	220,000	1,654,050	1,761,850	1,816,100	1,990,700	1,919,500	**2,145,650**

(1) The Renault Management Committee at the date on which the stock options were granted.
(2) Including grants to Mr. Schweitzer of 20,000 stock options in 1996, 30,000 in 1997, 140,000 in 1998, 200,000 in 1999, 140,000 in 2000, 100,000 in 2001, 130,000 in 2002, 100,000 in 2003 and 200,000 in 2004.
(3) Under Plans 1 to 9, a total of 10,839,690 options were unexercised at December 31, 2004.

In FY 2004:

- the following stock option grants were made to **corporate officers**:
  - Mr. Schweitzer, 200,000 options at the price of €66.03, with an expiry date of September 13, 2012;
- options exercised by **corporate officers** included the following: Mr. Schweitzer, 20,000 options at the price of €24.89, with an expiry date of October 27, 2007;
- the **10 largest grants** made under the September 14, 2004 plan (excluding grants to corporate officers) were for a total of 445,000 options at a price of €66.03, with an expiry date of September 13, 2012;
- the **10 largest lots exercised** in 2004 (excluding options exercised by corporate officers) comprised 163,750 options at an average price of €37.30 (i.e. 50,000 options exercised at a price of €40.82, March 1999 plan, 25,000 options exercised at a price of €50.94, October 1999 plan, 80,750 options exercised at a price of €32.13, October 1998 plan and 8,000 options exercised at a price of €24.89, October 1997 plan).

Supplemental information

- the options granted under **Plans 1 to 9 give the right to buy existing shares**. The options granted under **Plan 10 give the right to subscribe for new issues**;
- loss of eligibility is governed by regulatory provisions, i.e. total loss in the event of resignation, and individual decision in the event of dismissal;
- no Group subsidiary operates a stock option plan for its own shares.

Furthermore, the members of the Alliance Board of Renault Nissan b.v. designated by Renault have received share appreciation rights issued by Nissan (see Chapter 1, 1.2 The Renault-Nissan Alliance, 1.2.2.1 Aims and governance, The Alliance Board, page 23). Renault's Chairman and C.E.O., Louis Schweitzer, received 150,000 Nissan SARs, which can be exercised at ¥1,202, from April 17, 2006 to June 19, 2013. Carlos Ghosn, Nissan's C.E.O., received 200,000 Renault stock options that can be exercised at €66.03, from September 15, 2008 to September 13, 2012.

2.5.1 Capital and voting rights*

At December 31, 2004 Renault's **share capital** amounted to €1,085,610,419.58 consisting of **284,937,118** shares with a par value of €3.81.

On account of treasury stock and shares held by Nissan Finance Co., Ltd, the number of voting rights amounted to: **231,315,560**.

2.5.2 Share ownership ◇

- **Nissan Finance**

Nissan group holds a **15%** equity stake in Renault through its wholly-owned subsidiary Nissan Finance Co., Ltd.

Nissan Finance Co., Ltd. cannot exercise the voting rights attached to these shares because of Renault's holding in Nissan.

- **French State**

At December 31, 2004 the **French State** held **15.7%** of Renault's share capital.

- **Employees**

At December 31, 2004 Renault employees, past and present, held **3.3%** of the shares. These holdings are either managed through a collective investment undertaking or recorded in pure registered form.

- **Treasury stock**

Shares of treasury stock are acquired for the purposes of stock option programs. These shares have no voting rights attached. The number of shares of treasury stock held at December 31, 2004 was 10,880,990, or **3.8%** of the share capital.

- **General public**

The percentage of Renault's shares in public hands stood at 62.2% at December 31, 2004.

A survey of the holders of Renault bearer shares was carried out on December 31, 2004 to obtain an approximate breakdown of the public's ownership interest. At that date, French and foreign institutions held approximately 20% and 37% of the capital, respectively. The 10 largest French and foreign institutional investors held slightly less than 17% of the capital.

Individual shareholders were estimated to own 5%.

Share buybacks

Pursuant to articles L 225-209 of the Commercial Code, the fourteenth resolution of the Joint General Meeting of Shareholders of April 30, 2004 authorized the company to trade in its own shares, with a view, in particular, to achieving the following (in order of priority): to transfer some or all of the shares thus acquired to employees and managers of the company and the Group, under the conditions and according to the procedures set down by law and/or to stabilize the share price by buying or selling shares on the open market.

This buyback program was detailed in a prospectus registered with the AMF on March 31, 2004 under number 04-229. The prospectus is available on the corporate website at www.renault.com in the Financial Information section under Documentation, AMF Prospectuses.

At December 31, 2004 the company did not avail itself of this possibility. The last program was for options giving the right to subscribe for new issues (the characteristics of the plan are detailed on page 75).

** Additional information about Renault's share capital can be found in Chapter 6, page 302.*

2.5.2.1 Ownership of shares and voting rights, 2002-2004

	31/12/2004			31/12/2003			31/12/2002		
	No. of shares	Holding (%)	Voting rights (%)	No.of shares	Holding (%)	Voting rights (%)	No.of shares	Holding (%)	Voting rights (%)
French State	**44,585,950**	**15.65**	19.27	44,588,484	**15.65**	19.33	73,829,004	**25.91**	31.83
Nissan Finance Co., Ltd.	**42,740,568**	**15.00**	-	42,740,568	**15.00**	-	42,740,568	**15.00**	-
Employees	**9,513,524**	**3.34**[1]	4.11	11,616,248	**4.08**	5.04	9,424,946	**3.31**	4.06
Treasury stock	**10,880,990**	**3.82**	-	11,522,046	**4.04**	-	10,278,482	**3.61**	-
Public	**177,216,086**	**62.19**	76.62	174,469,772	**61.23**	75.63	148,664,118	**52.17**	64.11
TOTAL	**284,937,118**	**100.00**	**100.00**	**284,937,118**	**100.00**	**100.00**	**284,937,118**	**100.00**	**100.00**

(1) 0.5% of the change in the proportion of shares held by current and former employees between 2003 and 2004 and included in this category is attributable to a regulatory change: henceforth, only shares held in company savings schemes and locked-in registered shares are taken into account.

2.5.3 Market trading of Renault shares

2.5.3.1 Renault shares

LISTING EXCHANGE AND STOCK INDEXES

Renault was listed on the Premier Marché* of **Euronext Paris** (formerly the Paris Bourse) on November 17, 1994, when the company was partially privatized. The ISIN code is FR0000131906. The issue price was FRF165 (€25.15).

Renault was added to the **CAC 40 index** on February 9, 1995.

The share is also a component of the **SBF 120 and SBF 250** indexes as well as the **Euronext 100 and Euronext 150 indexes.**

On September 20, 2004 the Renault share was added to the Dow Jones STOXX Sustainability Index.

In addition to the parent company Renault S.A., a subsidiary**, is also listed on the stock exchange:

- **Renault Argentina**, listed in Buenos Aires, is 61.1%-owned by Cofal and 19.3%-owned by Renault s.a.s.

** The Premier Marché was shut down on February 21, 2005 along with the Second Marché and the Nouveau Marché. All three markets were replaced by Eurolist.*

*** In May 2003 a mandatory buyout offer was made for **Dacia**, of which Renault owns 99.4%. As a result, the company is no longer listed on the Bucharest stock exchange.*

RENAULT'S STOCKMARKET PERFORMANCE SINCE NOVEMBER 17, 1994

(basis: IPO price i.e. FRF165 or €25.15)



Renault share price
CAC 40 index
120
100
80
60
40
20
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

SHARE PRICE SINCE JULY 2003

Price and Trading Volumes of Renault shares

	Number of shares traded	Price in €		
		Close	High	Low
July 2003	39,210,949	49.44	49.90	44.00
August 2003	27,611,038	54.90	55.10	48.31
September 2003	34,762,749	50.80	**60.30**	50.25
October 2003	26,065,115	56.90	57.50	50.30
November 2003	21,728,692	55.45	59.40	53.00
December 2003	19,193,185	**54.70**	58.00	53.70
January 2004	24,563,299	54.05	57.00	53.35
February 2004	28,830,422	56.15	56.65	**51.35**
March 2004	29,330,723	56.35	58.90	53.20
April 2004	39,898,244	62.25	65.65	55.95
May 2004	36,623,932	60.90	63.65	55.80
June 2004	29,169,331	62.60	63.55	58.70
July 2004	20,018,833	65.55	65.95	59.30
August 2004	22,675,871	66.00	66.70	61.75
September 2004	23,859,206	65.85	**70.40**	64.85
October 2004	22,812,835	65.60	69.25	62.50
November 2004	20,097,848	61.55	66.70	60.75
December 2004	23,352,135	**61.55**	62.25	58.35
January 2005	22,677,027	62.70	65.50	61.30
February 2005	32,709,661	68.40	69.60	62.60

(source: Reuters)

RENAULT'S SHARE PRICE IN 2004

Amid extreme volatility in financial markets, Renault shares trended up in 2004 despite strong fluctuations, ranging from a low of €51.85 to an all-time high of €70.40 on September 14, 2004. Renault outperformed the average CAC 40 and automotive indexes thanks to an upward revision of the Group's operating margin target announced in July for FY 2004 and continuous growth in Nissan's earnings and dividends.

Renault share ended the year at €61.55, a gain of 12.5%. During the same period, the CAC 40 index put on 7.4%, and the auto sector index in Europe (DJ Euros Stoxx Auto) gained 1.3%.

At December 31, 2004 Renault was the fifteenth-highest capitalized company in the CAC 40 index, with a market capitalization of €17,538 million.

2.5.3.2 Renault and Diac redeemable shares

Renault redeemable share

CHARACTERISTICS OF RENAULT REDEEMABLE SHARES

Renault has issued a total of 2,000,000 redeemable shares with a par value of FRF1,000/€152.45, in two offers:

- 1,000,000 in October 1983;
- 1,000,000 in October 1984.

Renault redeemable shares are listed on Euronext Paris under ISIN code FR0000140014.

The issue prospectus (in French) can be downloaded from the Financial Information section of the Renault website or obtained on request from the Investor Relations Department, 27-33 Quai le Gallo, API: QLG Q33 8 80, 92512 Boulogne-Billancourt Cedex, France.

BUYBACK IN 2004

Between March and April 2004 Renault made a public buyback offer for its redeemable shares at €450 per share. In all, 1,202,341 shares, or 60.12% of the total, were bought back and cancelled. The number of shares outstanding after the buyback was 797,659.

NUMBER OF SHARES OUTSTANDING

At December 31, 2004 a total of 797,659 **redeemable shares issued by Renault** was outstanding.

PAYOUT IN 2004

The interest on redeemable shares, paid on October 25, 2004 in respect of 2003, was €19.84 per share (€10.29 for the fixed portion, €9.55 for the variable portion).

The interest on redeemable shares for 2004, payable on October 24, 2005, will be €20.65 per share, breaking down as €10.29 for the fixed portion and €10.36 for the variable portion (the detailed calculation is shown in the Statutory Auditors' Report on elements used to calculate interest on redeemable shares, page 274).

Trading volume and prices of Renault redeemable shares

	Number of shares traded	Price in €		
		Close	High	Low
July 2003	22,750	316.0	316.0	306.1
August 2003	15,356	317.0	324.0	313.0
September 2003	14,860	325.0	330.0	317.2
October 2003	42,272	335.0	336.5	313.2
November 2003	30,488	344.0	**349.9**	333.0
December 2003	35,877	**347.0**	349.0	335.0
January 2004	28,137	372.8	379.0	**346.0**
February 2004	19,426	370.0	372.9	361.0
March 2004	419,145	450.0	452.0	366.0
April 2004	752,297	466.0	475.0	440.0
May 2004	9,486	460.0	469.0	451.0
June 2004	25,917	468.1	475.0	452.0
July 2004	36,425	522.9	**540.0**	468.0
August 2004	2,891	520.0	525.0	510.0
September 2004	14,512	540.0	575.0	520.0
October 2004	84,829	**540.0**	572.0	532.0
November 2004	14,624	537.0	544.0	535.0
December 2004	28,303	561.0	570.0	537.0
January 2005	15,682	652.5	668.0	560.0
February 2005	10,427	701.5	739.0	650.0

(source: Reuters)

Diac redeemable shares

Diac, the credit subsidiary of RCI Banque, issued 500,000 redeemable shares with a par value of FRF1,000/€152.45 in 1985.

Diac redeemable shares are listed on Euronext Paris under ISIN code FR000047821.

At December 31, 2004 the number of **redeemable shares issued by Diac** in 1985 and still outstanding was 99,439 shares (par value of €152.45) for a total value of €15,159,476.

In the course of 2004, the price fluctuated between €152 and €198.90. The shares closed at €195.01 on December 31.

2.5.4 Dividends

2.5.4.1 Five-year dividend record

Dividends are paid out at the times and places specified either by the Annual General Meeting or, failing this, by the Board of Directors. ◇

	Number of shares in the authorized capital	Earnings per share (FRF)			Dividend in €	Dividend declared on
		Dividende	Tax credit	Total		
2000	239,798,567	6.00	3.00(2)	9.00	0.91469	June 5, 2001
		Earnings per share €				
2001	242,196,550	0.92	0.46(2)	1.38		May 15, 2002
2002	284,937,118	1.15	0.575(2)	1.725		May 15, 2003
2003	284,937,118	1.40	0.70	2.10		May 17, 2004
2004 (1)	**284,937,118**	**1.80**	**0.90**	**2.70**		**May 13, 2005**

(1) In accordance with the proposal of the Board of Directors subject to the decision of the Joint General Meeting of April 29, 2005.
(2) Tax credit for natural persons. The Finance Act has amended this regime for legal entities liable for corporate tax.

2.5.4.2 Unclaimed dividends

Dividends remaining unclaimed after the five-year validity period shall lapse, as specified by law. Unclaimed dividends are paid over to the Treasury.

2.5.5 Disclosure policy ◇

Since it floated in November 1994 Renault has pursued a global communications policy vis-à-vis its institutional and individual investors. The aim is to provide shareholders with regular information, presented in a clear and transparent manner.

To meet this objective and tailor this information to individual needs, Renault has drawn up an active communications policy. This policy consists in providing more information documents, developing a special section for shareholders on the www.renault.com website and organizing frequent meetings and events for shareholders both in France and overseas.

INDIVIDUAL SHAREHOLDERS

To build loyalty, Renault set up a **shareholders' club** in May 1995. The club now has some 10,700 members. Members receive a quarterly newsletter focusing on Group activities, an abridged version of the annual report published yearly following the earnings announcement, and all the documents relating to the Annual General Meeting. Members are invited to visit Renault's plants and other sites (15 visits – to Douai, Flins, Cléon, Sandouville, Maubeuge, Viry-Châtillon, Batilly, Lardy and the Technocentre – were organized for them in 2004) and participate in special automotive events that showcase Renault products (such as breakfasts at the Atelier Renault on the Champs Elysées in Paris with guided tours of its temporary exhibitions, a competition on the Paris Motor Show, and a tour of the vintage Renault collection).

To forge closer ties with shareholders, meetings are organized all over France, often in collaboration with Euronext and the French Federation of Investment Clubs. In all, 10 meetings were held in 2004 (one each in Nice, Marseille, Nancy, Annecy, Montpellier, Bordeaux, Lyon, Versailles and two in Paris). Moreover, Renault attended the Actionaria shareholder fair in Paris for the seventh year running.

◇ *Global Reporting Initiative (GRI) Directives.*

In 1996, Renault became one of the first companies to set up a **consultative committee for shareholders**, showing its determination to provide individual shareholders with clear, relevant information. The committee has 12 members, including two employee shareholders, selected from the members of the Shareholders' Club. The committee met three times in 2004, including one plenary session attended by the Chairman. This year's agenda included drafting the Shareholders' Guide and communication to individual shareholders about the application of IFRS.

Seven years ago, Renault launched a proactive communications campaign aimed at **opinion-makers in the investment community**. These financial specialists are important insofar as they channel information to individual shareholders. In 2004, meetings were organized for them in Nancy, Paris, Bordeaux, Marseille and Lyon.

Individual shareholders can call a free voicemail server **(0 800 650 650)** or contact an investor relations officer by phone **(+33 (0)1 76 84 59 99)** from Monday to Friday. There is also a dedicated email address (communication.actionnaires@renault.com).

Renault won an award in October 2004 for its communications to individual shareholders: Renault won third place in the Fils d'Or, awarded by Vie Financière, Le Figaro and Synerfil. The award is for the best shareholder services at CAC 40 companies.

INSTITUTIONAL INVESTORS

Renault also maintains regular relations with financial analysts and institutional investors from France and abroad.

Analysts' meetings are held in Paris and London for the release of the full-year and interim results. Telephone conferences are organized for quarterly revenue announcements. Renault's management also speaks throughout the year at conferences organized by brokers and investors in Europe and the United States, at the leading motor shows (Geneva, Paris) and through its own communication actions (Logan program presentation at the Dacia plant in Pitesti, Romania, Modus program presentation at the Technocentre on September 21, Group visits to the Douai plant, the flagship site of the Mégane program).

Meetings with investors are also held throughout the year at the Group's head office and elsewhere in France and abroad.

WWW.RENAULT.COM

The Financial Information section of Renault's website has been designed for unrestricted shareholder access. It contains full information about the Group's financial communications: real-time and historic Renault share price data, news releases and publications (including the interactive Annual Report 2003 and the interactive Shareholders' Guide), membership of the Board of Directors and management bodies, events calendar, webcast of analysts' presentations in Paris and the AGM. The site won two awards in 2004: Boursoscan's best first-visit award and first place in Investis's ranking of CAC 40 company financial websites.

2005 SCHEDULE FOR FINANCIAL RELEASES:

Tuesday, February 8	2004 annual results
Monday, February 28	Publication of the impact of the application of IFRS standards on the 2004 accounts
Monday, April 25	Revenues for 1st quarter 2005
Friday, April 29	Annual General Meeting
Friday, May 13	Dividend payment date (1)
Wednesday, July 27	Half-year results for 2005
Wednesday, October 26	Revenues for Q3 2005

(1) In accordance with the proposal of the Board of Directors subject to the decision of the Annual General Meeting of April 29, 2005.

Contact:

Thomas Orsini
Vice President, Investor Relations
27-33 Quai le Gallo, 92512 Boulogne Billancourt Cedex, France
Tel.: +33 (0)1 76 84 53 09 – Fax.: +33 (0)1 76 84 51 49

Shareholder Information Line: +33 (0)1 76 84 59 99 –
Fax.: +33 (0)1 76 84 51 49

Toll-free number: 0 800 650 650
Telephone information for employee shareholders:
+33 (0)1 76 84 33 46 – Fax.: +33 (0)1 76 84 33 52

Email: communication.actionnaires@renault.com
Website: www.renault.com/Financial Information

Renault shares can be **registered** with

BNP Paribas – Securities Service – Actionnariat Renault –
75450 – Paris Cedex 09 – France
Tel. : +33 (0)1 40 14 89 89 – Fax: +33 (0)1 55 77 34 17

A) AIMS AND ORGANIZATION OF RISK MANAGEMENT

Aims

The Renault group makes every effort to control the risks inherent in its activities and ambitions, namely financial risk, operational risk and legal risk. This section will describe the most significant of these risks, together with the procedures put in place to limit their scope and frequency of occurrence. However, as the Group expands internationally, enters new partnerships, and becomes more IT-dependent – and as new malicious behaviors emerge – existing risks are being exacerbated and new ones created. These factors can increase the severity of potential crises and the damage they may cause. For this reason we must step up our efforts to control risk, which is an inevitability for any industrial enterprise.

Risk management is therefore an integral part of the Group's operational management (Nissan and Volvo have their own risk management policies and procedures).

Organization

There are two levels of responsibility in the present organization:

- at corporate level, the **Risk Management Department** provides methods and an all-encompassing vision to identify major risks and to prevent them, in particular by monitoring them with risk-mapping techniques;
- in all entities involved in business-critical processes, the competencies and the experts capable of identifying, prioritizing and supplying risk mitigation solutions are identified.

B) TYPES OF RISK

2.6.1 Financial risk

▷ General framework for controlling financial risk

For the Automobile Division, market risks are managed chiefly by the Central Cash Management Department of Renault S.A., Renault Finance and Société Financière et Foncière (SFF). Renault Finance handles trading for the Renault-Nissan Alliance. Several of Nissan's European units also use SFF to centralize their cash flows.

The Sales Financing Division (RCI Banque) manages the market risk on its activities. Securities trades executed by companies in the RCI Banque group are intended solely to hedge away the risks related to the financing of the sales and inventories of the distribution networks for Renault group brands. Most of these trades are made by the trading room of RCI Banque, which plays a pivotal role in refinancing the RCI Banque group.

Furthermore, because SFF and RCI Banque are chartered as credit institutions, they are required to implement special internal control systems that meet the requirements of the French Banking Commission.

For each entity, financial risks are monitored at three levels:

- first-level control: self-monitoring by line personnel and formalized monitoring by each entity's managers;
- second-level control: carried out by internal auditors under the authority of the chief executive of the entity;
- third-level control: carried out by the control bodies (Renault Internal Audit or external firms commissioned by it). The third-level control organizations make a critical, independent analysis of the quality of the control system. The Statutory Auditors also contribute an analysis under their mandate.

Monitoring and control tools exist for each entity and, where necessary, at the consolidated Group level. The results of these controls are reported on a monthly basis.

▷ Types of financial risk

2.6.1.1 Foreign exchange risk

Automobile Division

The Automobile Division is naturally exposed to foreign exchange risk in the course of its industrial and commercial activities. Foreign exchange risk on these activities is monitored through Renault's Central Cash Management and Financing Department. Currency transactions are executed by Renault Finance, a subsidiary specialized in capital market operations for the automotive business.

Exchange rate fluctuations may have an impact at five levels:

- operating margin;
- financial results;
- income of companies accounted for by the equity method;
- shareholders' equity;
- net financial indebtedness.

- Impact on operating margin

Renault does not generally hedge its future operating cash flows in foreign currencies. The operating margin is therefore subject in the future to changes caused by exchange rate fluctuations. In this way, Renault averages out any impacts over a long period, while not assuming the risks inherent in forward currency hedging.

This policy was established and validated by senior management. Any exceptions – they are infrequent – must be formally authorized by the Finance Department or senior management, and the results of hedging transactions must be reported annually to Group management.

Based on the structure of its results and its operating cash flows in 2004, the Group estimates that a 1% appreciation of the euro against all other currencies would have had a negative impact of de €41 million. The Group's exposures during 2004 concern mainly sterling, the Turkish lira, and Central European currencies. Under the same assumptions, a 1% rise in the euro against sterling has a negative impact of €22 million on operating margin.

- Impact on financial results

Investments by Automobile Division subsidiaries are mainly financed through equity contributions. In principle, other financing requirements are met in the local currency by Renault S.A. Financing flows in foreign currencies handled by Renault are now hedged in the same currencies, thereby ensuring that exchange rate fluctuations do not distort the financial results.

If local circumstances preclude refinancing by Renault S.A., the subsidiary may tap external funding sources, generally denominated in its own currency. External financing in non-local currencies is performed under the parent company's strict supervision. In 2004 the most significant of such cases was in Russia. At December 31, non-local currency financings were not material. Where cash surpluses are reported in weak-currency countries, deposits are made in a stronger currency where possible, unless the Finance Department approves an alternative.

Renault Finance may transact own-account business not linked to operating cash flows. If so, risks are strictly circumscribed, and forex positions are monitored and marked to market in real time. Such proprietary transactions are intended chiefly to maintain the Group's expertise on the financial markets and are managed so as to avoid material impacts on Renault's consolidated financial statements.

All these currency exposures are aggregated with those of the other entities of the Automobile Division and are included in a monthly consolidated operating report.

Impact on income of companies accounted for by the equity method

On the basis of their contributions to Renault's income for 2004, a 1% appreciation of the euro against the yen or the Swedish krona would have reduced Nissan's contribution by €22 million and Volvo's by €2 million, all else being equal.

- Impact on shareholders' equity

Equity investments in currencies other than the euro are not usually hedged. This may lead to translation adjustments, which the Group accounts for as shareholders' equity. However, the size of the Nissan investment was such that Nissan's shareholders' equity in yen has been covered by a specific foreign exchange hedge, in an amount of ¥440 billion at December 31, 2004, with maturities out to 2010. The nature and amount of each transaction are given in Note 12F of the Notes to the Consolidated Financial Statements, page 250.

- Impact on net financial indebtedness

As mentioned above, a portion of Renault financial debt is denominated so as to cover part of the investment in Nissan. A 1% increase in the euro against the yen would result in a €32 million reduction in the net financial indebtedness of the Automobile Division.

Sales Financing Division

The consolidated foreign exchange position of RCI Banque has always been very small. No forex positions are permitted in connection with refinancing activity: RCI Banque's trading room systematically covers all the cash flows concerned.

Sales Financing subsidiaries are required to refinance in their domestic currencies and therefore have no foreign exchange exposure.

However, there may be residual or temporary forex positions related to timing differences in funds flows, which are inevitable when managing a multi-currency cash position. Any such positions are monitored daily and hedged systematically.

The foreign exchange position at December 31, 2004 was some €799,000.

2.6.1.2 Interest rate risk

Automobile Division

Interest rate risk can be assessed on the basis of debt maturity (current or long-term liabilities) and the payment terms set out in the indenture (fixed rate; variable rate).

The current liabilities of the Automobile Division at December 31, 2004, i.e. portion of total gross debt at less than one year, was €2,912 million. The remaining €4,842 million at more than one year breaks down into three categories:

- €129 million in redeemable shares. These securities pay a fixed return (6.75% of the nominal) plus a variable return that varies according to the yearly increase or decrease in Group revenues, measured on a consistent basis. The total return cannot be lower than 9%. See Note 26B in the Notes to the Consolidated Financial Statements, page 265 for the market value of redeemable shares;

- €3,387 million of fixed-rate borrowings;

- €1,326 million of variable-rate borrowings.

Note that €3,156 million of the gross debt of €7,754 million is yen-based (¥440 billion), consisting either of yen-denominated paper (samurai bonds, EMTNs) or of synthetic debt (euro loans swapped for yen). This yen-based debt breaks down into ¥41 billion (€296 million) of current fixed-rate liabilities and ¥399 billion (€2,860 million) in long-term fixed-rate liabilities.

Renault Finance also trades on its own account in interest-rate instruments within strictly defined risk limits. These positions are monitored and valued in real time. This activity carries very little risk and has no material impact on the Group's results.

The free cash flow of the Automobile Division is invested for the very short term in euro in leading banks.

The Automobile Division recently adopted a more aggressive cash investment policy with the purchase of short-term assets (€900 million of investment securities as of December 31, 2004). These assets meet strict investment safety standards such as principal guarantees, no foreign exchange risk, liquidity risk, etc.

Sales Financing Division

The Renault group's exposure to interest rate risk is concentrated mainly in the Sales Financing business of RCI Banque and its subsidiaries.

Interest rate risk is monitored on a daily basis by measuring sensitivity according to currency, management entity and asset portfolio. A single set of methods is used by the entire RCI Banque group to ensure global management of interest rate risk across the entire scope of consolidation.

The portfolio of commercial assets is monitored daily on the basis of sensitivity and is hedged systematically. Each subsidiary aims to hedge its entire interest rate risk in order to protect its trading margin. However, a slight degree of latitude is permitted in risk hedging, reflecting the difficulty of adjusting the borrowing structure to exactly match the structure of customer loans.

RCI Banque's consolidated exposure to interest rate risk over 2004 shows that sensitivity, i.e. the risk of a rise or fall in the Group's results caused by a 100 basis point rise or fall in interest rates, was limited:

RCI Banque: Daily sensitivity to interest rate movements (2004)


14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
Sensitivity limit for commercial and refinancing subsidiaries
sensitivity
€ millions
Dec. 2003
Jan. 2004
Feb. 2004
March 2004
April 2004
May 2004
June 2004
July 2004
Aug. 2004
Sept. 2004
Oct. 2004
Nov. 2004
Dec. 2004

See Note 27 of the Notes to the Consolidated Financial Statements page 266 and following for details of consolidated off-balance-sheet commitments vis-à-vis financial instruments and type of activity.

2.6.1.3 Counterparty risk

The Group is exposed to counterparty risk in its financial-market and banking transactions, in its management of foreign exchange and interest rate risk, and in the management of payment flows. The Group works with banking counterparties of the highest caliber and is not subject to any material concentration of risk.

Management of the counterparty risk of the Group's different entities is totally coordinated and relies on Group-level committees. These Risk Committees, which meet at least every two months, are made up of representatives from the operating entities, members of the risk control bodies, and a representative from senior management. They formulate their decisions with the aid of a rating system based mainly on counterparties' long-term credit rating and the level of their shareholders' equity.

This system is used by all companies of the Renault group that are exposed to counterparty risk.

Some Group companies have significant exposure to counterparty risk owing to the nature of their business. These companies are subject to daily checks to ensure they comply with authorized limits, in accordance with precise internal control procedures.

The Group has introduced a consolidated monthly reporting system that encompasses all its counterparties, organized by credit rating. These reports give a detailed analysis of compliance with limits in terms of amount, term and type, as well as a list of the main exposures.

2.6.1.4 Liquidity risk

The Group must always have sufficient financial resources not just to finance the day-to-day running of the business and the investments needed for future expansion but also to cope with any extraordinary events that may arise.

Automobile Division

The Automobile Division aims to structure long-term financing in order to cover investments, as well as its permanent working capital requirements. Short-term financing is used to cover changes in working capital requirements.

Renault S.A. raises most of the refinancing for its Automobile Division in the capital markets through long-term financial instruments (bond issuance, private placement), designed to secure the level of its net indebtedness over the long run, and through short-term instruments (in particular domestic commercial paper to cover business-cycle requirements).

To diversify its sources of long-term financing, Renault S.A. issued three five-year samurai bonds, one in 2001, one in 2003, and one in 2004. Moreover, Japan's two main rating agencies, JCR and R&I, awarded A and A- ratings, respectively, for the medium-term issues. Also in 2003 Renault introduced special simplified documentation for Japanese domestic issues, enabling it to borrow more easily in a currency ideally suited to its balance-sheet management purposes. At year-end 2004 ¥55 billion out of a maximum of ¥80 billion available until September 2005 was being used in this program.

Furthermore, the ceiling on the Euro Medium-Term Note (EMTN) program was raised from €4 billion to €5 billion in first-half 2004. Accordingly, Renault issued €225 million of long-term debt in private form in 2004, which it placed with European and Japanese investors. This substantially swelled its cash reserves.

Issuance schedule for Renault S.A. bonds and equivalent debt instruments at December 31, 2004


(€ million*)
1,400
1,200
1,000
800
600
400
200
0
388
1,030
590
417
1,256
770
50
0
0
41
0
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Nominal amounts marked to market at December 31.

Furthermore, the Group has confirmed renewable credit lines with banking institutions for a total amount of €4.4 billion with maturities extending to 2009. These credits are not intended to be used as a permanent and significant source of cash. They are partly intended as back-up bank lines for the issuance of short-term commercial paper.

The contractual documentation on these confirmed lines of credit contains no clauses that could affect the raising or continued supply of credit following a change in the rating of Renault.

Sales Financing Division

RCI Banque maintains secure sources of funding at all times in order to grow its business. To that end, the company has adopted stringent internal guidelines.

At end-2004 RCI Banque had the following resources to meet its objectives: €5 billion in unused confirmed lines of credit and well-diversified short-term and long-term issuance programs (bonds and short-term and medium-term debt securities).

RCI Banque has also operated a securitization program since 2002 that enables it to diversify its financial resources and broaden its investor base.

In this program, assets of a French or foreign subsidiary are transferred to a local special-purpose vehicle. The entire pool of loans in a business segment meeting eligibility criteria is transferred on a continuous basis to the SPV.

This portfolio is then partially financed by medium-term debt securities underwritten by the Group's Irish funding arm Cars Alliance Funding Plc, which issues and places bonds.

The difference between the transferred portfolio and the amount of the medium-term debt securities is financed by private placement.

In view of the characteristics of these transactions, and in accordance with the Group's accounting rules, these securitized loans are still recorded as assets in the consolidated balance sheet.

The first securitization program, carried out in 2002, involved €1.6 billion of consumer loans made by Diac, a French subsidiary of RCI Banque.

In 2003, RNC, an Italian subsidiary of RCI Banque, also launched a program to securitize €1.4 billion in loans.

In early 2005, RCI Banque also securitized the dealership loans on the balance sheet of Cogera, the subsidiary that handles financing for the Renault and Nissan dealership network. Though such transactions are used in the U.S. market, this was a first in Europe, where no dealership loans had ever before been securitized with public issues of securities.

Maturity schedule for RCI Banque bonds at December 31, 2004


(€ million*)
3,000
2,500
2,000
1,500
1,000
500
0
2,722
2,473
1,258
1,817
1,457
25
2005
2006
2007
2008
2009
2010

Group issuance programs and rating at December 31, 2004

Issuer	Program	Market	Ceiling (million)	S&P	Moody's	Fitch	R&I	JCR
Renault S.A.	Domestic CP H	Euro	€1,500	A2	P2			
Renault S.A.	Euro MTN	Euro	€5,000	BBB	Baa1	BBB	A-	A
Renault S.A.	Shelf documentation	Yen	¥80,000				A-	A
RCI Banque	Euro CP	Euro	€2,000	A2	P2	F2	a1	
RCI Banque	Euro MTN	Euro	€12,000	BBB+	A3	BBB+	A-	
RCI Banque	CD	France	€4,000	A2	P2	F2		
RCI Banque	BMTN	France	€2,000	BBB+	A3	BBB+		
Diac	CD	France	€1,500	A2	P2	F2		
Diac	BMTN	France	€1,500	BBB+	A3	BBB+		
RCI Banque	CP	U.S.	$1,000	A2	P2	F2		
RCI Banque + Overlease + Renault AutoFin (guarantee RCI)	CP	Belgium	€500	A2	P2	F2		

(1) EMTN: Euro Medium Term Note – CP: Commercial Paper – CD: Certificate of Deposit – BMTN: Medium-term Negotiable Note.

Rating

In 2004, Renault S.A.'s rating or outlook was upgraded by four of its five credit rating agencies:

- **JCR** (August 2, 2004), **Moody's** (November 4, 2004) and **FitchRatings** (December 8, 2004) upgraded Renault to, respectively, A, Baa1 and BBB+;

- **Standard & Poor's** (July 20, 2004) put Renault's long-term BBB rating on a positive outlook.

Similarly, RCI Banque saw its Standard & Poor's rating upgraded to BBB+ (positive outlook) and its Moody's rating raised by one notch to A3.

Automobile Division: analysis of financial assets and liabilities (€ million) 2004



FINANCIAL ASSETS 7,213
667 Cash and cash equivalents of automobile companies
1,456 Loans by automobile companies
900 Marketable securities held by automobile companies
3,784 Cash and cash equivalents of Renault Finance and S.F.F
406 Loans of Renault Finance and S.F.F
FINANCIAL LIABILITIES 7,754
4,408 Bonds
129 Redeemable shares
765 Borrowings of Renault Finance and S.F.F.
1,722 Other bank borrowings of automobile companies
200 Domestic commercial paper
530 Private placement

2.6.1.5 Commodity risk

Renault's Purchasing Department hedges commodity risk by means of financial instruments such as futures, call options and collars, which are systematically unwound at maturity (versus settlement).

Commodity hedging operations are limited to purchasing by Renault's Purchasing Department or by Renault Nissan Purchasing Organization for Renault projects in Europe. These hedges are linked to the physical purchasing operations carried out to meet plant needs.

Such transactions are subject to restrictions in terms of volume and maturity. They are covered in monthly reports that detail hedge performance and the performance of hedged items. All hedging decisions are monitored by a Risk Committee that meets monthly.

Renault's Purchasing Department goes through Renault Finance to execute these hedging transactions in the markets. Renault Finance does not take speculative positions on metals: all transactions concluded with Renault s.a.s. have a bank counterparty. Furthermore, Renault Finance tracks the metals markets, and it marks all its hedging instruments to market on a daily basis.

Some positions in copper and aluminum were hedged as at December 31, 2004.

2.6.2 Customer and network risk of RCI Banque

Risks linked to customer quality are assessed using a scoring system and monitored according to customer type, i.e. individual, corporate or network.

The procedures for granting loans to individual and corporate customers are based on credit-scoring systems and searches of external databases. Disputes are managed on a case-by-case basis, in accordance with a strict set of procedures that comply with the regulatory requirements set down by banking supervisors. The aim of these procedures is to recover quickly either the outstanding sums or the vehicles, amicably or through the courts. The Group's target for the cost of customer risk is 0.6% of outstandings.

Financing is granted to the network on the basis of an internal rating system that takes into account the financial position of dealers. A policy of standardizing the rules for network risk (notably as regards provisioning) has been in place for several years. This has made it possible to strengthen the monitoring and provisioning of risk. Since 2002 losses on customer financings have taken account of the new European regulation on car distribution as well as the downturn in the economic situation.

RCI Banque: total losses on customer financings

(% of total average loans outstanding)


0.90%
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
0.53%
0.41%
0.39%
0.48%
0.54%
0.52%
0.78%
0.68%
0.49%
1996
1997
1998
1999
2000
2001
2002
2003
2004

2.6.3 Operational risk

2.6.3.1 Geographical risk

1. Renault's policy

The Group has commercial and/or industrial operations in countries outside Western Europe, notably South Korea, Romania, Brazil, Argentina, Turkey, Colombia, Chile, Russia and Morocco. The Group generates nearly 16% of revenues outside Western Europe, and this share is set to grow, given the Group's development strategy.

The Group's activities in non-Western European countries involve a number of potential risks. These include GDP fluctuations, economic and governmental instability, regulatory changes, payment-collection difficulties, social unrest, major swings in interest and exchange rates, and currency controls.

2. Long-term and continuous prevention measures

INDUSTRIAL RISK

The decision to set up industrial bases in countries outside Western Europe was taken as part of a growth strategy that factors the risks of instability into an overall industrial approach.

Renault's industrial and commercial investments outside Western Europe are geographically diversified, making it possible to pool the portfolio of risks at company level. Patterns of GDP growth and solvency vary from one region of activity to another and are often counter-cyclical.

The Group is pursuing a policy aimed at stepping up local content in its emerging-country production units. The aim is to use capacity more efficiently, exporting to other areas when domestic markets falter and where exchange rate movements improve the price competitiveness of products outside the country.

COMMERCIAL RISK

The Group hedges all financial flows arising from commercial activities in emerging countries with bank guarantees, payment instruments (e.g. documentary credit) or credit insurance. The risks of non-convertibility, which may appear where the Group is present through a subsidiary, or of non-transfer, which concern Renault subsidiaries and importers, are systematically guaranteed through banks or by credit insurance. Two types of hedging instrument are given priority, namely bank guarantees (standby letters of credit from leading banks) and short-term export credit guarantees (global / commercial / political cover from Coface).

3. Actions and improvements

Existing systems were enhanced in 2004 by developing and implementing tools and indicators to better capture and analyze geographical risk.

A) COUNTRY RISK PREMIUM

Geographical risks are taken into account by demanding a higher level of profitability from any new investment project in an emerging country. The risk premium added to the standard rate of return is determined from market indicators and revised periodically.

B) SHORT-TERM LIQUIDITY RISK

A trend indicator is used to monitor risk, including liquidity risk, in the countries where the Group operates. By tracking this periodically updated indicator, the Group can adjust its financing policy in the light of developments in each country.

C) INTRA-GROUP FINANCIAL FLOWS

The Group has set up a radial financial and invoicing system for its intra-Group financial flows that will centralize financial-risk management. The aim is to use a single procedure to provide financial cover on competitive terms. The industrial subsidiaries sell their export products to Renault s.a.s. which sells them on to the importing subsidiaries, granting them supplier credit with risks covered by the parent company.

2.6.3.2 Product quality risk

1. Renault's policy

Recent developments in the automotive industry are characterized by the emergence of systems with increasingly sophisticated technologies. This applies not just to active safety (power steering and braking, etc.) and passive safety (restraint systems, etc.) but to most of the systems used in modern automobiles.

This has resulted in explosive growth in remote-control systems powered by onboard electronics. Significantly, drivers now have less and less direct responsibility for the operation of these systems. As a result, carmakers are exposed to product liability to a much greater extent than in the past.

Renault has put in place an organization to limit the number of incident-exposed vehicles. The gravity and safety impact of incidents are assessed and the risk is eliminated as quickly as possible, notably in the event of a recall campaign. The new European directive 2001/95 on general product safety, not transposed into the legislation of EU Member States, will require carmakers to inform the competent national authorities before launching safety recall campaigns. This process was tested on a European scale in 2004, thus confirming the capabilities of the organizational structure.

2. Long-term and continuous prevention measures

Renault has set up a system for delegating its Chairman's legal responsibility for product liability to company executives in the areas of product design, development and manufacturing, follow-up action on operating incidents identified by the company, and the conditions in which remedial action is carried out. This delegation has made it possible to bring liability and operational decision-making more closely into line.

The incident handling system has been improved through:

- more rapid detection of incidents so that they can be brought to the attention of the appropriate functional experts as quickly as possible;
- closer proximity between the incident-detection and impact-analysis functions, thereby improving conditions for making assessments and taking corrective measures;
- formal rules for dealing with recall campaigns.

3. Actions and improvements

The Quality Department has developed new quality and operational safety initiatives for its products.

It has joined with other carmakers and government authorities in an effort to find common standards for defining and assessing risks.

Faced with increasing technological sophistication (see above), the company has stepped up its reliance on methods to prevent the emergence of risks affecting general product safety – from vehicle design and marketing to maintenance – targeting the critical systems that have the most impact.

Renault took the following actions in 2004 to reduce product risk:

- created a cross-company team to propose ways to simplify – and thereby improve customer understanding of – the use of the vehicle's most complex systems;

- reached a definition at corporate level of "Undesirable Customer Events," i.e. events that would endanger vehicle users' safety. The engineering departments are now applying this list to the physical objects and logical systems that could cause such events in the event of failure. Explicit identification of these events is aimed at bringing the entire company together to address the most critical risks and reduce them to the lowest possible level;

- established a set of best practices (shared with PSA) to be used in all areas of the company, starting with the engineering departments;

- continued to train personnel in General Product Safety, via Corporate General Safety, a unit of the Quality Department, with input from the Legal Department.

All these initiatives will be buttressed at international level by assigning additional Quality Assurance Engineers to projects outside Europe.

2.6.3.3 Supplier risk

1. Renault's policy

Renault has put systems in place to confirm:

- suppliers' financial health;

- supplier compliance with regulations and sustainable development obligations;

- quality of deliveries.

By making the right choices in suppliers, Renault manages this risk in terms of quality, costs and delivery times (QCD) and protects its reputation, which is affected by its suppliers' social and environmental behavior.

2. Long-term and continuous prevention measures

Suppliers' financial soundness is reviewed on the basis of two key criteria:

- a rating system based on an analysis of the suppliers' balance sheets;

- dependence on Renault.

The financial criteria are assessed at monthly meetings of the Supplier Risks Committee, which is made up of members of the Purchasing Department Management Committee and the Finance Department.

The following points are regularly examined via operating performance reviews: engineering excellence, ability to respond to demand in terms of volume, quality, costs and delivery times, and quality of logistics.

Suppliers' capacity to deliver the projected volumes of parts to our plants is continually audited using our "capacity benchmarking" process.

3. Actions and improvements

In 2004 the Purchasing Department initiated a sustainable-development action plan. While the ultimate goal is to achieve a balance among economic, social and environmental criteria through good governance, the short-term objective is to protect Renault's reputation and image in the environmental and social spheres.

The sustainable development criteria include:

- In the social area: the Renault Declaration of Employees' Fundamental Rights. Issued in October 2004, it sets forth three essential choice criteria for suppliers:
  - elimination of child labor (ILO Convention no.138);
  - elimination of forced labor (ILO Convention nos. 29 and 105);
  - compliance with the work, health and safety conditions described in the Group Working Conditions Policy.

- In the environmental area: the Toxics Standard. It calls for the suppression of prohibited substances (classified "black") and the elimination of substances classified as potentially dangerous or in the process of being prohibited (classified "gray").

This action plan has three key objectives for the first year:

- to integrate the sustainable development criteria in the purchasing processes: approval of suppliers, choice of suppliers in the approved group for assignment to new projects, and a performance review, including a corrective plan, if necessary;

- to teach Renault staff who work with suppliers about sustainable development-related changes in processes and to communicate these changes to suppliers;

- to find out where suppliers stand with regard to the sustainable development requirements set out by Renault.

2.6.3.4 Industrial risk

The Group's exposure to industrial risk is potentially significant because its industrial operations are highly concentrated and its plants are interdependent. These risks are examined and quantified every year. A formal policy of active prevention, encompassing both people and property, is applied in all production plants.

1. Renault's policy

Between 1990 and 2000, the Group endeavored to reduce the risks of machine breakdown and fire. Priority in this effort was given to the plants manufacturing powertrain systems, engines and gearboxes, followed by the vehicle assembly plants. By 2000 all existing plants had obtained the Highly Protected Risk rating, an international standard for quality.

As of 2000 the quality requirement was extended to new plants, whether constructed or purchased. A further step was taken, however, by initiating a risk-prevention policy for natural events such as storms, floods, typhoons and earthquakes. Broadening industrial risk prevention to include natural risks has averted several production stoppages recently.

2. Prevention systems in place

This policy is supported by a small team of experts at headquarters who set the standards for worldwide application and keep the risk analysis up to date. Taking over from these experts are local teams in each plant that have received training in industrial risks as well as in the Group's standards, which they are responsible for implementing. The skill level of these teams is itself one of the risk criteria. Every year, four insurance companies chosen for their expertise in specific areas verify the application of prevention/protection rules at each site. They also help to define and update these rules.

3. Actions and improvements

The level of industrial risk prevention, already high, is continually improving. At engine and gearbox production plants, a risk analysis program, machine by machine, was started in 2004 and will continue in 2005. Three plants need to make further progress in meeting the Group's standards: Renault Argentina, Dacia and ACI Villeurbanne.

2.6.3.5 Environmental risk ◇

1. Renault's policy

Along with its dedication to making automobiles that are environmentally friendly in their design, manufacture, operation and recycling (see 3.3. Environmental performance), Renault focuses on three other aspects of environmental risk:

- environmental impact of installation malfunctions;
- harm to individuals (personnel or people living near the plants);
- pollution of soil and groundwater.

The most common causes of such pollution are fires, explosions, the presence of chemical substances, accidental spills and natural disasters.

At December 31, 2004 the Group had €139 million of provisions for the enforcement of environmental regulations. The main aim of these provisions is to pay for the rehabilitation of land at Boulogne and to meet the cost of end-of-life vehicles.

◇ *Global Reporting Initiative (GRI) Directives.*

2. Long-term and continuous prevention measures

A) ENVIRONMENTAL RISKS

Although Renault has no high-risk installations, it still has a specific environmental management system.

This management system is coordinated by a **central team of experts**. Techniques and structures for identifying risks, quantifying their impact, organizing prevention and protection and defining control and management methods are implemented on all sites.

Methods and tools are defined at all management levels, **including vulnerability studies, risk identification, choice of prevention and/or protection solutions, management and training procedures, and control and verification audit grid**. These tools are described in section 3.3, page 177 and followings. ◊

B) REHABILITATION OF RISK AREAS FOR SOIL POLLUTION FROM PAST INDUSTRIAL ACTIVITIES

From the outset, Renault has collaborated actively with the French Ministry of the Environment and Sustainable Development to implement the policy relative to polluted sites and soils introduced in 1994. **The French approach** is to classify risks in order of gravity by means of a simplified risk assessment followed, if necessary, by a **detailed diagnosis** and a **detailed risk assessment**, before deciding whether to clean up the sites concerned or place them under surveillance. **This method has been applied to all Renault's manufacturing sites across the world**.

Through this proactive approach, Renault is able to appreciate the sensitivity of each site. All major pollution sources have been identified by type of pollution or by type of activity and the associated risks are clearly understood. Based on this in-depth diagnosis, appropriate clean-up techniques and technical solutions can be defined, depending on the type of impacts to be monitored or the type of future development envisaged for the sites concerned. The knowledge acquired during this diagnosis phase has enabled us to identify our risk installations and to draw up a specific risk prevention plan applicable to all Group sites.

C) ENVIRONMENTAL AUDITS FOR PURCHASE AND SALES AGREEMENTS

The acquisition or sale of industrial and commercial activities and property must be preceded by an environmental assessment. These audits are performed in accordance with an international procedure which comprises:

- a **pre-audit**;
- **a phase 1 audit** relative to legal conformity and hydro-geological and ecological mapping of present and former activities;
- **a phase 2 audit** involving analysis of soils and groundwater.

3. Actions and improvements

In 2005 environmental risk prevention will become part of standard operating procedure, each site's Environmental Master Plan, and the Renault Production Way at all plants. A self-assessment tool for site managers will also be tested and introduced.

2.6.3.6 Insuring against operational risk

Industrial and environmental operational risks are covered by insurance policies negotiated on a centralized basis by the Group Insurance Department. These policies are obligatory and provide all Group companies around the world with identical coverage (with the exception of subsidiaries in Chile and Colombia). They are signed with insurers and reinsurers whose financial security is monitored by specialized companies.

Three insurance policies are used to provide coverage against all operational risks:

- a policy insuring against damage and business interruption. This policy covers the risks of damage to goods and of operating losses, notably cumulative operating losses resulting from the interdependence of Renault's plants;
- a civil liability insurance policy, which covers insurable liabilities;
- a transportation insurance policy, which in particular covers the risks associated with vehicle damage caused during transportation by bad weather, hail, flooding, storms, etc.

These insurance covers are consistent with the Group's policy on risk transfer, and the ceilings are high – up to €1.5 billion.

The deductibles on these policies could, under certain circumstances and for major claims, leave some Group companies liable for €24 million.

The reasons for raising these deductibles include the Group's consistent policy of prevention, the absence of major claims in recent years, and a desire to make each riskbearing sector more accountable. No significant changes are planned for 2005.

2.6.3.7 IT risk

1. Renault's policy

Renault depends on the orderly operation of its IT systems. Most of the Group's functions and processes rely on the software tools and technical infrastructure connecting its sites.

The main risks are:

- the interruption of IT services, regardless of the cause;
- the confidentiality and integrity of data.

The Quality and Security Department (DQS), in the Information Technologies and Systems Department, is leading the program to reduce IT risks. This program is based on:

- an IT safety and security policy defined at Group level;
- plans for implementing this policy in projects and services and at IT sites;
- regular audits to see that security procedures and rules are properly applied.

2. Long-term and continuous prevention measures

These risks are controlled in the following manner:

- defining and promoting IT security standards and procedures. These include an IT users' charter, a virus protection policy, secure backup routines, and a password management policy;

- providing support for the Group's IT projects and developments to ensure that appropriate security mechanisms are adopted;

- implementing a permanent control plan for the main IT facilities in France and abroad, based on pre-defined reference systems and procedures. In 2004 the unit conducted more than 70 assessment missions, covering physical security, backups and continuity plans, logical security of systems and networks, and regulations;

- in parallel, the Corporate Audit Department conducts independent IT audit missions.

3. Actions and improvements

The action plans in 2004 focused on three areas:

1. AVAILABILITY OF IT SERVICES

The implemented approach has an impact on the Group's activities by influencing the Business Continuity Plan for major strategic processes. It includes technology-targeted actions to reduce vulnerabilities and, more generally, to define backup solutions in the event of major disasters.

The results of the main projects carried out in 2004 include:

- greater security for certain strategic architectures, by means of back-ups or better distribution among separate secure locations;
- continued testing of the recovery capacity of IT systems after an incident;
- progress in the crisis management projects with the various business divisions and the IT Department.

The projects planned for 2005 should further strengthen or expand existing systems in these three areas.

2. REINFORCEMENT OF THE MULTI-YEAR SURVEILLANCE PLAN

Besides conducting the audits described above, Renault called on independent outside experts to supplement its risk analysis in certain areas. For example, data system intrusion tests were conducted.

Based on these assessments, security action plans have been developed. Each site manager is in charge of these plans, with support from a network of security correspondents.

The action plans in 2004 focused on strengthening computer virus protection (anti-spam, protection-system standardization, network partitioning, etc.), improving the physical and environmental security for data systems at certain industrial sites (electrical security, redundant rooms, etc.), and extending IT security scrutiny to projects.

3. REVISION OF THE IT SECURITY POLICY

To support international development, and as a result of its interaction with Nissan, the Group's IT security policy is evolving. It is incorporating best practices that meet international standards (ISO 17799-BS7799).

To promote this policy effectively, an awareness-raising program is being implemented, with twice-yearly checks of the security culture using a comprehensive indicator.

Regular reports on these programs are made to the Information Technologies and Systems Department as well as to the Risk Control Department and the Audit Department.

2.6.3.8 Distribution risks

1. Renault's policy

The type of risks to which Renault is exposed depends on the type of product distribution channel involved:

- at importation subsidiaries, the main risks – aside from shortcomings in internal control – are related to the documentation of the commercial resources received;
- at its own distribution subsidiaries, grouped together in Renault Europe Automobiles, the risks are primarily related to a disregard for internal control rules;
- the financial health of dealership networks is another source of risk.

2. Long-term and continuous prevention measures

A) IMPORT SUBSIDIARIES

The Group's import subsidiaries rely on systems and procedures at central and local level to monitor the payment of commercial aid to the network and to keep costs under control.

Independent auditors undertake engagements in countries such as France and Germany to ensure that the dealerships can substantiate the aid payments they receive.

B) DISTRIBUTION SUBSIDIARIES – RENAULT EUROPE AUTOMOBILES (REA)

Internal control at the Group's distribution subsidiaries (REA) is based on a set of standards and procedures.

Annual self-assessments are carried out in France, the U.K. and Spain using the Internal Control Quality tools.

These tools have been developed in collaboration with the Group's Audit Department. The accuracy of these self-assessments is verified regularly by auditors from the Audit Department or by outside audit firms.

C) DEALERSHIP NETWORK

The new European regulation that came into force in October 2003 defines new selection criteria. Compliance with these criteria is monitored by independent experts.

Renault and RCI Banque jointly monitor the financial health of dealerships in countries where RCI Banque is present. A rating system makes it possible to foresee and limit the risk of default or outstanding accounts.

Risk committees meet each month in countries where RCI has a presence. In countries where it has not, particularly in Central Europe, a Risk Supervision committee meets at head office every four months to examine monthly operating reports on the network's financial situation and on payment receivables.

3. Actions and improvements

Risk prevention was significantly strengthened in 2004 via risk mapping techniques.

The REA Management Committee drew up a risk map in 2004 for the automobile distribution business environment and put in place multi-year action plans for the main risks identified. These include risks arising from measures called for under the new distribution regulation and those related to the increasing technical skills required in aftersales service.

The Group's Parts and Accessories Division, the business unit that manages spare parts and accessories distribution for all distribution channels, also mapped its risks in 2004 and initiated its own action plan.

There are also three action plans to prepare the network for changes in regulations as well as to deal with employee safety and the risk of delivery disruptions in the network due to data system failures.

A special risk committee is regularly monitoring these actions.

2.6.4 Legal risks

2.6.4.1 Description of the internal control process

From the legal standpoint, internal control is based on two main guidelines: responsive reporting and the precautionary principle.

- Responsive reporting relies on the networking and meshing of the legal function within Renault via a dual system of line and staff reporting. Attorneys are selected on the basis of qualitative criteria, reputation and cost/delivery ratios. These selection criteria are reviewed annually.

- The precautionary principle stems from two factors. First, each member of the legal function has a highly developed sense of responsibility and is used to working on a collaborative, cross-functional and ethical basis at all times. Second, they are brought in at a very early stage in the event of major cases and they play a proactive role in solving disputes that may arise further down the line.

2.6.4.2 Granting of licenses in respect of industrial property rights

The Group may use patents held by third parties as part of licensing agreements negotiated with such parties.

Each year, Renault s.a.s. files several hundred patents (see Chapter 3.4, Research and development policy, page 200), some of which are the subject of fee-paying licenses granted to third parties.

As part of the sale of Renault V.I. to Volvo, Renault granted a license to use the Renault brand name to the Volvo group in a contract signed on January 2, 2001 regarding commercial vehicles (3.5 tons and over). This is a perpetual worldwide license and is used by the Volvo group at its own risk.

Furthermore, under an agreement signed on August 5, 2000 Samsung granted Renault Samsung Motors a worldwide non-exclusive license to use the Samsung brand name on the vehicles that it assembles and manufactures in South Korea. This license initially runs until 2010, but may be renewed.

On September 14, 2004 the European Commission issued recommendations for amending Directive 98/71 concerning the protection of designs and models. These recommendations call for the abolition of protection of spare parts under design law. If the European Parliament and the Council of Ministers adopted these recommendations, the new law would come into effect two years later. The sale of copies of spare parts after that date could have a negative impact on the earnings of the Group, insofar as it currently generates 1.6% of revenues from the sale of so-called captive parts, which are protected under design law.

2.6.5 Human resources

The human resources policy is described in Chapter 3, Employee relations performance.

2.6.6 Other risks

2.6.6.1 Off-balance-sheet commitments

The main commitments concern guarantees and endorsements granted by the Group in the normal course of business, as well as savings plans in Argentina. Off-balance-sheet commitments are discussed in Note 27 of the Notes to the Consolidated Financial Statements, page 266 and followings. To the knowledge of senior management, no material off-balance-sheet commitments have been omitted.

2.6.6.2 Risks linked to pension commitments

Renault operates in countries where, in general, pensions systems are publicly run.

Renault's commitments in this respect consist primarily of retirement compensation, as specified in Note 21 of the Notes to the Consolidated Financial Statements, page 256. These commitments are rarely funded and therefore are sensitive only to changes in the parameters used to calculate them (labor factors, interest rates), which are not very volatile in the countries where Renault operates.

2.6.6.3 Tax and customs risks

The Group is regularly subject to tax inspections in France and in the countries in which it carries on its business. Valid demands for tax arrears are booked via provisions. Disputed demands are taken into account on a case-by-case basis according to estimates that build in the risk that the disputed demands may not be overturned despite the legitimacy of the Group's actions and its appeals.

2.6.7 Disputes

In general, all known legal disputes in which Renault or Group companies are involved are examined at year-end. After seeking the opinion of the appropriate advisors, the Group sets up the provisions deemed necessary to cover the estimated risk.

On October 26, 2004 AB Volvo and Renault signed an agreement settling a dispute that arose in 2001 with Volvo's purchase of Renault V.I. Under the terms of this agreement, Renault S.A. paid AB Volvo €108 million. Taking into account the provisions already set up, the impact on Renault's second-half net income in 2004 is not more than about €20 million.

In the normal course of its business, the Group is involved in various legal proceedings connected with the use of its products. At present, Renault estimates that none of these actions is likely to materially affect its assets, financial position, activities or earnings.

The Chairman of the Board of Directors is required to submit an additional report, appended to the Management Discussion & Analysis, pursuant to Paragraph 7 of Article L.225-37 of the French Commercial Code:

"The Chairman of the Board of Directors shall review the manner in which the Board prepares its work, as well as the internal control procedures put in place by the company, in a report appended to the report referred to in Articles L.225-100, L.225-102, L.225-102-1 and L.233-26. Notwithstanding Article L.225-56, this report shall also give details of any curbs placed by the Board of Directors on the powers of the Chief Executive."

2.7.1 Report of the Chairman on the preparation and organization of the work of the Board of Directors

The manner in which the Board prepares and organizes its work is described in Chapter 2, § 2.1, page 56 and followings.

The curbs placed by the Board of Directors on the powers of the Chief Executive are described in the Board's internal regulations, reproduced in full in Chapter 8, Supplemental Information, page 320 to 330.

The internal regulations provide that, in addition to its legal and regulatory powers, "the Board of Directors shall discuss the strategic policies of the company, including in connection with the Alliance, and examine any changes to those policies once yearly. Further, it shall give its opinion before any major decision inconsistent with the company's strategy can be made".

2.7.2 Chairman's report on internal control procedures

2.7.2.1 Introduction

The Renault group encounters risks and contingencies, both internal and external, in the regular course of its business activities and strategy. It has therefore put in place an organizational structure and procedures to identify, quantify, prevent and control these risks, as far as possible, in order to mitigate their negative impact and thus help the company achieve its operational and strategic goals.

This framework is closely monitored by the Board of Directors. Responsible both for managing and overseeing the company, the Board's duly empowered and accountable members issue clear, transparent decisions. Their efforts, combined with those of the ever-watchful Accounts and Audit Committee, help to ensure an effective internal control process.

When carrying out its supervisory and control duties, the Board of Directors relies on the opinions of the committees set up in 1996 (cf. Chapter 2, § 2.1.5). The Board also consults the Statutory Auditors, the internal audit program, the Risk Management Department, which reports to the Vice President of Corporate Audit, and the Insurance Department. The Risk Management Department is charged with furthering understanding of the various risks incurred by the Renault group, describing them in a sequential format (or "map"), promoting cross-functional management of cross-sector issues, and monitoring the introduction and results of prevention plans.

This internal control system has been implemented in all the company's functional departments and for every area of activity. Its main objectives are to:

- control quality, costs and delivery times in all the industrial and commercial activities;
- comply with legal requirements and the company's by-laws;

- ensure the quality, reliability and relevance of all internal and external information, notably financial and accounting disclosures; ◊
- adapt the company's organizational structure to changing standards, especially in the environmental field;
- make sure that the level of risk exposure is consistent with objectives and expected benefits;
- control any risks the company might engender for its staff, customers, suppliers and shareholders, as well as for its union partners and stakeholders;
- reduce the company's exposure to fraud risk.

However, as with any control system, there is no cast-iron guarantee that risks have been totally eliminated. The system's role is to prioritize risk and to implement prevention plans that will reduce the likelihood of risks occurring. Support is provided by Renault's policy on insurance, which delivers optimal risk coverage.

Reflecting the fact that the company's activities have been divided into different subsidiaries, this report covers all the entities under Group control. Renault coordinates and drives internal control in all the Group's consolidated companies.

To describe the company's internal control procedures accurately and concisely, this report will address:

- the Renault group's general control and management environment;
- specific control procedures for each risk category;
- the special procedures for preparing financial and accounting information;
- the individual case of Nissan.

Furthermore, the Group's annual report provides detailed information on some of these topics. Only the most relevant ones have therefore been repeated here.

This report was drafted on the basis of work conducted within the Group under the direction of a steering committee set up in September 2003 to prepare the first report. The committee comprises the Vice President, Corporate Audit, the Director, Risk Management, the Director, Group Accounting, the General Manager, Organization and Information Systems, the Vice President and General Counsel, the Head of Internal Control at RCI Banque and the Vice President, Investor Relations. In 2004 the steering committee drew lessons from the process of preparing the first report and examined comparative studies carried out by the business community. The committee also used guidance provided by the Audit Committee at a special meeting held on September 13, 2004 to assess the impact on the Group of various regulatory developments, including a new piece of legislation in France, the Financial Security Act. At the meeting, the Audit Committee discussed the necessary balance between description and assessment in the report. The committee also considered its own role in internal control, which depends on the supply of detailed and reliable information by the different departments, as well as on efficient cross-functional cooperation between internal control, audit and the Statutory Auditors. The Statutory Auditors were involved in the work of the steering committee, which was presented to senior management.

This report was reviewed and approved by the Board of Directors at its meeting on February 22, 2005.

2.7.2.2 General control and management environment

The main characteristics of this environment are:

- a corporate culture that seeks to put in place, at every level and in every functional department, a set of practices and operating methods combining stringent internal controls, reflected in the expression of our core values. Respecting these core values is one of the Group's five strategic goals;
- a general organizational structure that focuses on the quest for operational performance, while complying with the principles of sound governance;
- an internal control and financial reporting mechanism designed to be comprehensive and applicable to all Group entities;
- a body of internal standards, including the Code of Good Conduct, the remit of the Compliance Officer and the Ethics and Compliance Committees, as well as fraud detection procedures and rules governing privileged information and the prevention of insider trading. These all play a part in Renault's corporate culture, which seeks to promote ethical behavior under all circumstances, as well as accountability, transparency, managerial example and fairness in the information provided by and commitments made by every member of staff.

1. A corporate culture and operating practices that stress internal control

To ensure compliance with its procedures, the Renault group relies on a Code of Good Conduct, a Risk Management Department, a set of procedural manuals, and an internal audit function. The principle of the Code of Good Conduct has been applied in several Group departments, in the form of proprietary codes tailored to the specific characteristics of each function, e.g. purchasing Charter, auditors' Charter, internal control and audit charter, Alliance Charter.

The procedures currently in force are based on the separation of powers. Validation channels have been established to ensure that decisions are made at the appropriate level, with the proper degree of information and cooperation, and that the implementation of those decisions can be duly controlled. This is the case in particular with two procedures used for expenditure commitments and investments, namely the Internal Regulations Memo (NRI) and the Investment Project Contract (CPI).

Furthermore, the appointment of officers empowered to make commitments on behalf of the Group or to control its activities is contingent on a decision by the human resources committee, to ensure that the candidates have the requisite skills and experience for the job. The Group pays particular attention to skills management and to the implementation of procedures for improving forward career-planning in respect of sensitive positions (annual performance and development review, career committees, monitoring of high flyers, etc.).

2. Group organization

A MATRIX-BASED MANAGEMENT SYSTEM

Sound corporate governance hinges on the quality of a company's internal control procedures. In turn, the Group's governance organization forms the first pillar of its internal control system, starting with the interlinked responsibilities of **senior executives** and **the Board of Directors**. Key strategic decisions are examined firstly by the **Group Executive Committee** (CEG), which comprises the six Executive Vice Presidents and the company Chairman and C.E.O. These decisions are presented to the Board of Directors, which examines and enacts them, after first seeking the opinion of the International Strategy Committee*, and then enforces their application. Responsibility for implementing the decisions at the operational level lies with the **Renault Management Committee** (CDR), which is composed of the CEG members plus the heads of the main departments. This committee ensures that decisions comply with legal requirements in the countries where the Group operates, in conjunction with the **management committees** of the main operational departments. The Executive Committee monitors this process, in connection with the preparation of annual budgets, and its members report to the Board of Directors on developments affecting the Group. The Board uses this information, together with reports by the Accounts and Audit Committee, to keep itself regularly informed of the company's financial position**.

In addition to this organization, based on line management responsibility, the Group has a number of **Project Management Departments,** responsible for coordinating the operations involved in development, manufacturing and marketing, and in the life-cycle of vehicles and components, with reference to quality, cost and delivery time goals. This matrix-based organization makes it possible to coordinate, at operational level, the activities of the Group's functional departments in the field of projects, and helps improve the monitoring of these departments.

The Group also has introduced a system of **staff reporting lines**, enabling support departments to conduct their activities on a cross-functional basis by defining specific policies (technical, manufacturing, quality) and operating rules (personnel, management control, finance, etc.) and by monitoring the implementation of those policies and rules.

A CLEARLY DEFINED SPHERE OF RESPONSIBILITY AND DELEGATION

Alongside these operating principles, a **system of delegation of responsibilities** helps the Group to keep control over the deployment of its policies, right down to individual operations. For example, the Group decision-making process is based on a system of delegated responsibilities, starting with the powers of the Chairman and C.E.O. The system is incorporated into Group job descriptions and aims to meet a dual objective:

- improve the accountability of line personnel in the field;
- ensure that commitments are managed at the proper level.

The system precisely specifies the levels at which line personnel are entitled to make decisions; and it thus forms a reference framework. The application of this framework can easily be checked by the management controllers at the decision-making phase and by the Internal Audit Department during after-the-fact controls.

The delegation system is constantly being updated to accommodate changes in the Group's organization and keep pace with developments in terms of the need to formalize decision-making responsibilities.

** See Chapter 2, §2.1.5, page 65 for a description of the International Strategy Committee and its activities.*
*** See Chapter 2, §2.1.5, page 64 for a description of the Accounts and Audit Committee and its activities.*

◇ ***Global Reporting Initiative (GRI) Directives.***

The following initiatives were carried out in 2004:

- the delegation system was introduced in the Group's new sites abroad, notably in Romania and Iran;
- new decision-related issues arising from the growth of international cross-sourcing inside the Group and the introduction of multi-brand sales were incorporated into the procedures for setting internal transfer prices and retail prices;
- work was begun on simplifying the channels for authorizing the initiation of operating and capital expenditure. The aim is to clarify the rules and increase accountability.

3. The internal control system

MANAGEMENT CONTROL

Renault's management model makes a significant contribution, via its organization and procedures, to helping the Group control its operations and ensuring that sufficient resources are allocated to each objective.

The model combines:

- assignment of responsibilities for objectives and budgets (with the corresponding operating reports) to clearly identified sectors;
- coordination of measures designed to ensure the consistency between:
  - sector objectives and the company's long-term objectives,
  - short-term objectives and long-term objectives,
  - approaches to projects, functional skills and regions;
- an accounting system for measuring funds flows and for consolidating results.

The **Management Control** function acts as a transmission channel for the management model. The mission of this function is to coordinate and measure economic performance at different levels of organization (Group, business area, grassroots). Its role mainly consists in:

- setting the company's economic targets;
- making an economic analysis of proposed management decisions at every level, checking compliance with standards, plans and budgets, assessing economic relevance, and formulating an opinion;
- producing and supervising a set of **management procedures** tailored to the special requirements of each operational sector.

The management control function is responsible for coordinating the process of preparing **budgets** and for making **reforecasts** and **operating reports** during the year. This involves the following principles and tools:

- passing on reliable, practical information about the commercial performance, activity and costs of each major function (sales and marketing, manufacturing, support, etc.). This information is prepared on a decentralized basis by each line unit, under the supervision of its management, using the analytical description most suitable for management purposes;
- presenting individual accounts and consolidated results in a unified manner, relying on an integrated system installed in the different entities to handle management reporting and consolidation of financial statements under Group standards, and using the same information;
- organizing monthly operating reports from all units, within a short timeframe, that systematically compare real data with the data in the monthly budget and the latest reforecast.

To make the system more efficient, Renault plans to provide line staff with a standardized reference framework of management procedures, including standards, operating rules and instructions. The move is intended to improve the control of economic risks and to measure performance across all operating activities throughout the Group.

To achieve this goal, four initiatives were launched in 2004 and will be continued in the years ahead. The four initiatives are intended to:

- Analyze the operating processes:
Conducted in conjunction with the Statutory Auditors, this analysis is being used to formalize the internal control system for the accounting and management operations linked to the operating processes.

- Prepare a set of management standards:
The new set of standards is designed to describe the management processes that frame the operating processes and measure their performance. The standards systematically refer back to the associated procedures, computer applications, associated risks and risk control methods.

- Bolster the management control documentation process:
The Group is overhauling its management control documentation process in an effort to improve coordination. Steps are being taken to strengthen the organizational structure and the resources used to prepare and update management documentation, which includes rules, procedures, instructions, forms and manuals. This ongoing action plan will be guided by the needs identified by the analysis of operating processes.

- Improve dissemination of management documentation within the Group:

The company is carrying out a special action plan as part of its Business-to-Employees (B-to-E) program. The plan has two main thrusts:

- improve the management portal to make management information more accessible to line staff;
- deploy collaborative systems, such as e-rooms and e-conferencing.

4. Internal audit

Renault has an **Internal Audit** function that assesses the effectiveness of internal controls and helps employees to carry out their duties.

The function has jurisdiction over the entire Group, and its remit can extend to our external partners, either pursuant to audit agreements or in circumstances where its involvement is necessary.

Its remit is operational and thus reinforces the supervisory role of the management control function.

The department's some 50 auditors carried out more than 100 assignments within the Group in 2004.

Whenever it intervenes, the internal audit function submits a summary report to the Chairman and C.E.O. and to the relevant member of the CEG, outlining the level of control it has observed and setting out its main recommendations and a list of commitments made by the entities in their action plan. The internal audit function reports annually to the CEG on its activities.

To improve implementation of its recommendations, in early 2004 the Corporate Audit Department overhauled the follow-up process, reorganizing it to include the heads of the operating departments and their management control function. In some cases, the internal audit function monitors implementation directly on-site.

The members of Renault's Accounts and Audit Committee can ask the Corporate Audit Department to carry out special inspections; they can also ask to receive any reports prepared by that department. They receive a copy of the annual report of the audit function; and the Vice President of Corporate Audit briefs committee members on his actions and on the provisional workload approved by the CEG.

The Vice President of Corporate Audit is required at all times to alert the Chairman of the Accounts and Audit Committee – after first informing the Chairman of the Board of Directors – of any unusual facts that have come to his attention.

In 2004 the Corporate Audit Department asked an outside firm to audit the audit function, with a view to assessing performance and taking advantage of best market practice. The findings showed that the internal audit function was independent and that its methodological approach was standardized, rigorous and consistent with industry guidelines. The audit will be used as the basis for an action plan to:

- improve the linkage between the audit plan and the risk mapping process;
- monitor implementation of the function's recommendations more effectively and improve the distribution of roles between the Corporate Audit Department, the management controllers and the operational departments.

2.7.2.3 Management of principal risks

The risk control system is based on an organization structured around risk identification (using mapping techniques) and assessment, and the preparation of action and prevention plans.

The CEG comes together once a year to review progress in the plans. This review is followed up by committee meetings in the main Group entities.

The Risk Management Department coordinates the experts in the functional departments, supplies an overall vision of conditions, and watches for the emergence of new risks.

Of all the risks cited in section 2.6 of the Annual Report, five receive special attention:

1- Risks linked to the Group's **international expansion.** A close watch is kept on country liquidity risk and on the financial flows generated by trading with emerging countries.
These arrangements were strengthened in 2004 with the introduction of permanent and periodic indicators monitored by the Finance Department.

2- **Product** and product quality risk is addressed primarily through the detection, analysis and handling of incidents.
In 2004 carmakers collaborated on a general initiative to promote the safe use of vehicles. This initiative was backed up within the Group by discussions aimed at helping customers gain a better understanding of complex functions.

3- **Supplier** risk is assessed in terms of two factors: financial soundness, and the ability to supply parts and assemblies in line with quality, cost and delivery time targets.
A plan for suppliers to monitor their environmental and social risks was implemented in 2004 as part of the broader sustainable development initiative.

4- **Environmental** risk: the Renault group has set up its own process that meets the requirements of ISO 14001 and complies with the standards of environmental performance rating agencies.
In 2004 the first steps were taken towards creating supplementary self-assessment plans. The aim is to provide the new plans to the industrial sites, which will then deploy them regularly and extensively. ◊

5- **IT** risk is constantly being investigated to ensure the operational safety and security of automated and communications systems. This area is also regularly audited.
An action plan incorporating best practices (ISO 17999) was introduced in 2004 and should guarantee business continuity in the event of a major incident.

2.7.2.4 Organization of procedures for preparing financial and accounting information

The Renault group's activities are divided into two separate arms, the Automobile Division and the Sales Financing Division (RCI Banque). The consolidated financial statements are prepared for publication using a single consolidation tool, organized around a set of consolidation entries that are common to all entities.

1. Principles used in preparing the financial statements:

Renault S.A., the consolidating company, gives definitions for, coordinates and supervises the preparation of financial and accounting disclosures. Working under the Chairmen and C.E.O.s of the subsidiaries, the management controllers and administrative and finance directors of the subsidiaries are responsible for preparing the parent company financial statements and the restated accounts used in the consolidated statements.

Three major principles guide the preparation of accounts at every level of the Group:

- all transactions are processed;

- all transactions must comply with the accounting principles applicable to the Group. Common standards for presentation and measurement are set out in a manual, which is supplied to each entity so that financial information is communicated in a uniform manner;

- assets are periodically reviewed (inventories, fixed assets, receivables, cash at hand, etc.).

Efficient linkages between the financial reporting mechanisms and the Group's operational systems lie at the heart of the procedures in place for preparing financial and accounting information. The company has quickly come to rely on powerful, controlled information systems that can cope with the large amounts of information to be processed, supply processed data to the necessary high standard, and meet the ever shorter deadlines required by senior management for the preparation of financial reports.

2. Information systems

ERP

Renault has adopted an off-the-peg Enterprise Resource Planning (ERP) application to replace its auxiliary accounting systems. This highly structured software, gradually being installed in all consolidated entities, allows the Group to apply its own internal control approach and to ensure the reliability and consistency of processed information. In particular, precisely defined user profiles make it possible to comply with task-separation rules.

Both the Automobile and Sales Financing Divisions use the software, which has been tailored to each division's specific characteristics. Control of individual transactions processed by the operational systems is key to ensuring reliable accounting and financial information. The operational systems feed data to the auxiliary accounting systems via a large number of complex, non-periodic interfaces.

OPERATIONAL SYSTEMS AND CONTROL

In the Automobile Division, the major operational systems perform the first level of control, often supervised by the main functional departments (design, purchasing, manufacturing, sales, but also HR, quality, etc.). As a result, the systems for production management, vehicle project management, purchase order administration, vehicle and parts billing, sales resource management and personnel management apply specific control approaches. These form part of the operational procedures used to manage physical and financial transactions, in compliance with Group procedures for authorization and delegation.

The financial and accounting teams carefully control transfers between non-integrated operational systems and accounting systems, whenever these occur.

For example, the Automobile Division:

- checks purchasing invoices against orders, in conjunction with the purchasing systems;
- controls the balance between financial flows (purchasing and sales) and inventories, addressing any discrepancies. This is done in conjunction with the production management and vehicle management systems;
- measures capitalization of development costs, in conjunction with the vehicle project management systems;
- carries out accounting for fixed assets, in conjunction with the investment and fixed assets monitoring system.

RCI Banque, the Sales Financing Division, has introduced a set of specific procedures, in compliance with CRBF Regulation 97-02. The procedures, which apply within the RCI Banque group, were prepared on the basis of a formalized set of standards (the procedure for procedures) and have been posted on the internet and all other centralized sources accessible to all Group users. A framework procedure is in place for the main RCI Banque processes, i.e. acceptance, recovery/disputes, refinancing, system security, security of physical assets, risk monitoring, accounting, etc.

A single operational chart of accounts, account-keeping to Group standards, and, in parallel, an automated function that simultaneously generates financial statements under local accounting rules, guarantee data consistency at a time when lead times for centralizing and consolidating information are being shortened (by one day between 2003 and 2004 for consolidated accounts published in the first week of February).

ACCOUNTING AND MANAGEMENT TEAMS

Centralized and decentralized accounting teams revise the accounts, clarify inter-period changes and, in conjunction with management controllers, explain disparities between budgets, reforecasts and outturns. If this analysis, or any other verification procedure, reveals shortcomings in the quality of the information originating from the linked accounting and operational systems, action plans are implemented, with the active involvement of line personnel and the management control function, to deal with the root causes.

Assets, liabilities and off-balance sheet items are subject to control and audit, in conjunction with the legal, financial and general functions of the entities and the Group. The Group circulates memos about off-balance sheet commitments, which are reported by means of the consolidation tool.

PUBLISHING THE FINANCIAL STATEMENTS

The Group publishes half-yearly and annual statements. Preparations for these statements are made by organizing anticipated close dates (May 31 for June 30, and October 31 for December 31). Meetings are organized with the Statutory Auditors and attended by senior management.

3. Applying IFRS

BACKGROUND

Renault has always relied on International Accounting Standards (IAS) to define its accounting policies and valuation methods. Furthermore, the Group uses the preferential methods allowed by the French national accounting board, Conseil National de la Comptabilité. This has created a broadly favorable environment for the Renault group's transition to International Financial Reporting Standards (IFRS) standards on January 1, 2005, and the outstanding differences as regards IAS/IFRS mainly arise from incompatibility of IAS with French regulations (e.g. IAS 32 and IAS 39), revisions of existing standards and recently issued international standards (IFRS 1 to 5).

PROJECT STRUCTURE

The Group nevertheless set up a special project in 2003, headed by the Central Accounting Department, to handle the transition to IFRS.

Due to the specific nature of the Sales Financing Division, special working parties were formed as part of an autonomous sub-project to examine issues specific to the division's business. Meanwhile, the working parties for the Automobile Division analyzed both specific themes and themes common to the Group as a whole.

The whole project was overseen by a project team, which, having defined a framework for implementation of IFRS, ensured that deadlines were respected, settled issues related to work organization, and coordinated the working parties examining specific themes. A Steering Committee, reporting to the Group Head of Management Control and led by the Central Accounting Department, reviewed the working parties' conclusions and drew up recommendations for presentation to senior management. The Statutory Auditors were also closely involved in the project.

Aside from the working parties' examinations of themes identified as potential impact issues for Renault, an overall review is taking place of both IAS/IFRS standards and the Group's accounting policy handbook.

EXTENSION TO CONSOLIDATED ENTITIES

Given the organization previously described, in view of the adoption of all IFRS from 2005 at the latest, emphasis was placed on analysis initially in a core group of companies, to be followed by gradual introduction of the new procedures into the subsidiaries throughout 2004.

The impact of Renault's adoption of IFRS on the information systems will be limited. However, some of these systems were adapted when necessary in subsidiaries, particularly in the RCI subgroup, due to the application of standards concerning financial instruments.

Implementation of the project was backed up by training courses and procedure updates as appropriate.

SPECIFIC CASE: INVESTMENTS IN ASSOCIATED COMPANIES

The Renault-Nissan Alliance, and the Group's strategic 20% investment in Volvo, place Renault in an unusual position as regards the complete transition to IAS/IFRS. Both Nissan and Volvo are listed on their own markets and are not controlled by Renault.

- Nissan

Nissan publishes its consolidated financial statements annually at March 31, in accordance with Japanese generally accepted accounting principles.

Since entering into the Alliance with Renault, Nissan has undertaken to supply financial data according to Renault group accounting principles. The consolidation team regularly reviews Nissan's restated accounting data. Nissan's income-statement and balance sheet data will comply with IFRS from 2005.

- Volvo

As a European group, Sweden's Volvo group prepares its financial statements pursuant to the Seventh European Directive. Accordingly, Volvo is subject to the same obligations and must comply with the same timescale as Renault. However, since Volvo group businesses (trucks, public works, buses, engines, marine engines, aeronautics, financial services, etc.) are different from those of Renault, specific treatment will be continued for certain matters.

EXAMINATION PROCEDURES AND QUALITY OF DISCLOSURES

In accordance with recommendations by the French securities regulator, AMF, the Statutory Auditors examined the data published when the transition took place, looking particularly at the figures for the impact of IFRS on the 2004 statements. In addition to the abovementioned processes, which notably included the analysis by the Statutory Auditors, the Audit Committee and the Board of Directors also examined the data before their release.

4. Future developments in the control process

The Renault group's two Divisions have to manage not just the decentralization of business activities into subsidiaries in France and abroad, but also major international expansion into countries like Romania, Russia and South Korea. As a result, Renault is continuing to bolster the internal control process across the board, in long-standing members of the Group and recently acquired entities, as well as in companies that are still being set up. For this, the Group relies on the core strategies already being used to obtain high-quality financial and accounting disclosures and reduce lead times for the preparation of financial statements:

- seek at all times to standardize operational systems positioned upstream of the accounting function, integrating them with the ERP application wherever possible. Examples include implementing a specific Renault production management system in Romania and Russia; implementing ERP-integrated software for billing for new vehicles in the European sales subsidiaries; and deploying the integrated system for processing orders relating to general and administrative expenses;
- continue to roll out ERP financial and accounting modules in industrial and/or commercial entities in Central and Eastern Europe, including Croatia, Slovenia, Romania and Russia. This carefully scheduled process is going to be extended to Brazil and South Korea and will last until 2007;
- set up a project structure to provide support for the business's international expansion. The new structure will supply a target architecture combining operational and accounting information systems. The aim is to achieve a high degree of standardization and implement procedures that have already proved themselves in the rest of the Group (e.g. shipment of CKD Logans to Iran and Romania);
- overhaul the existing consolidation system and introduce a new management model. This will involve switching to a version of the software that offers new functionalities on a technical platform combining processing and storage power with physical and logical security. The goal is to be operational by the beginning of 2006;
- continue spreading the culture of economic awareness and deploying procedures to control production costs (these are major factors in inventory valuation) through decentralized platforms that apply a set of procedures prepared and tested by the Group's central functions;
- strengthen the physical inventory procedures (for inventories and fixed assets). These procedures are managed by the management control function, supported by its representatives in the subsidiaries and the main departments of the parent company;
- introduce individual and centralized vehicle monitoring in the portfolio of sales with buybacks. This will enable Renault to be more accurate in valuing provisions for sales with buybacks in the parent company accounts as well as the restatements for the consolidated accounts.

These internal control projects will significantly enhance the quality of the financial statements. In each case, a project team is in charge of scheduling, while a steering committee monitors progress.

2.7.2.5 The Renault-Nissan Alliance

By its very nature, the Renault-Nissan Alliance gives each Group considerable latitude in managing and organizing its operations. Accordingly, Nissan and its senior management are fully responsible for maintaining the corporate governance and internal control systems that are required by the Tokyo Stock Exchange and also by the context of their markets and geographical location.

Furthermore, joint teams (cross-company and functional task teams) and subsidiaries (RNBV, RNPO and RNIS) contribute to the continual improvement in business processes, not just because of areas in which they have decision-making powers, but also because they encourage the exchange and implementation of best practices between the two Groups. This is evident in areas such as the adoption of medium- and long-term plans, principles of financial policy and certain key areas in terms of internal control for a carmaker, such as purchasing policies and information systems, and also distribution in Europe.

Year-ended December 31, 2004

The Statutory Auditors' report, prepared in accordance with the last paragraph of Article L.225-235 of the French Commercial Code, on the report prepared by the Chairman of the Board of Directors of Renault, describing the internal control procedures relating to the preparation and processing of the financial and accounting information.

This is a free translation into English of the original Statutory Auditors' report signed and issued in the French language and is provided solely for the convenience of English-speaking readers.

In our capacity as Statutory Auditors of Renault, and in accordance with the requirements of the last paragraph of Article L.225-235 of the French Company Law (Code de commerce), we hereby report to you on the report prepared by the Chairman of your company in accordance with the requirements of Article L.225-37 of the French Company Law (Code de commerce) for the year ended December 31, 2004.

The Chairman is responsible for describing, in his report, the conditions for preparing and organizing work by the Board of Directors and the internal control procedures in place within the company.

It is our responsibility to report to you our observations on the information set out in the Chairman's report concerning the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with professional guidelines applicable in France. Those require us to perform procedures to assess the fairness of the information set out in the Chairman's report concerning the internal control procedures relating to the preparation and processing of accounting and financial information. These procedures mainly consisted of:

- obtaining an understanding of the objectives and general organization of the internal control function, as well as the internal control procedures relating to the preparation and processing of accounting and financial information, as set out in the Chairman's report;

- obtaining an understanding of the work preformed to support the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the information given on the company's internal control procedures relating to the preparation and processing of accounting and financial information, set out the Chairman's report, prepared in accordance with the requirements of the last paragraph of Article L.225-37 of the French Company Law (Code de commerce).

Neuilly-sur-Seine and Paris-La Défense, February 23, 2005

The Statutory Auditors

DELOITTE & ASSOCIÉS — ERNST & YOUNG AUDIT

P. CHASTAING-DOBLIN — A. RAIMI — J.F. BÉLORGEY — D. MARY-DAUPHIN

◇ *Global Reporting Initiative (GRI) Directives.*

3 Renault's performance in 2004

Group worldwide sales[1] grew 4.2%, or an additional 100,000 vehicles, amid a slight upturn in the European auto market and buoyant growth in other markets, notably Turkey. In Western Europe[2], as Renault pursued a selective commercial policy aimed at maximizing profitability, sales grew by 0.3%, less than the overall market (+2.8%). Renault confirmed its position as the number-one brand, both for passenger cars and for LCVs, scoring hits with cars such as Mégane and with Trafic and Master panel vans. Group sales to the rest of the world rose sharply by 16.5%, with outstanding performances in Turkey, Russia and North Africa. Dacia sales grew 39.1% on the success of Logan, while Renault Samsung Motors sales dropped 23.7%, awaiting the renewal of the range and as the Korean market contracted.

Measured on a consistent basis, Group revenues rose 8.4% thanks to an improved mix and higher new-vehicle prices in Europe, combined with a rise in international sales.

Operating margin grew from 3.7% in 2003 to 5.9%, an increase of more than €1 billion. The main growth drivers were an improved contribution from the Automobile Division in Europe due to a higher mix and prices of new vehicles, further reductions in purchasing costs, and a larger contribution from international markets. The contribution of the Sales Financing Division also increased.

Net income climbed 43.2% to a record €3.5 billion.

With these results, Renault was able to continue to strengthen its financial structure. Net automotive debt fell €1.2 billion to just €0.5 billion, largely thanks to €4.4 billion of cash flow generated by operations. Indebtedness at end-2004 was equivalent to 3.4% of Group shareholders' equity, compared with 12.9% at end-December 2003.

3.1.1 Sales results and performance in 2004

3.1.1.1 Automobile Division

Production[3]

In 2004, the Renault group produced a total of 2,471,654 passenger cars and light commercial vehicles worldwide. More than 53% was manufactured in France. The Group has over 30 production sites worldwide. Under cooperative agreements, the Group utilizes facilities operated by other manufacturers as well as Nissan Motor, within the scope of the Alliance (see Chapter 1, page 10, Main manufacturing sites).

Renault group's worldwide production – by source ◇

Number of passenger cars and light commercial vehicles	2004	2003	2002
Production in France	**1,310,497**	**1,283,123**	**1,344,847**
Production outside France	**2,471,654**	**1,101,956**	**999,107**
Renault	*985,553*	*911,673*	*824,765*
Dacia	*94,698*	*72,653*	*57,377*
Samsung	*80,906*	*117,630*	*116,965*
GROUP WORLDWIDE PRODUCTION	2,471,654	2,385,079	2,343,954

(1) The term "sales" includes registrations of new vehicles plus invoicing for certain geographical regions. In Western Europe, the figure includes sales of 32,832 unregistered vehicles in 2004, versus 33,370 in 2003. In line with car industry practice, market share is calculated from previous years' statistics from official bodies or, failing that, from data derived from carmakers' internal product flows, hence sales.
(2) Western Europe includes France, Germany, Italy, the U.K., Spain, the Netherlands, Belgium, Luxembourg, Portugal, Switzerland, Austria, Sweden, Finland, Norway, Denmark, Iceland, Ireland and Greece.
(3) Note on methods: Production data are sourced from counts taken when finished vehicles are shipped to distributors.

Renault group's worldwide production – by model and by brand[1] ◇

RENAULT	2004	2003	2002
Passenger cars			
Twingo	91,309	122,082	149,744
Clio	577,732	666,369	677,037
Modus	98,869	-	-
Kangoo	127,668	114,713	105,221
Mégane	27,755	184,497	551,673
Mégane II	870,087	576,897	81,287
Laguna II	144,358	192,470	258,983
Espace	-	2	32,421
Espace IV	64,429	66,551	19,833
Vel Satis	8,361	13,127	21,945
Avantime	-	1,399	5,522
Total passenger cars	**2,010,568**	**1,938,107**	**1,903,666**
Light commercial vehicles			
Kangoo Express	120,093	115,764	113,752
Twingo Van	952	1,115	1,870
Clio Van	43,680	45,442	53,920
Mégane Van	-	8,443	5,201
Mégane II Van	9,034	-	-
Trafic	-	-	928
Master 2	98,832	75,449	83,904
Mascott	12,891	10,476	6,371
Total light commercial vehicles	**285,482**	**256,689**	**265,946**
TOTAL RENAULT PRODUCTION	**2,296,050**	**2,194,796**	**2,169,612**
DACIA			
Passenger cars			
1300	7,183	14,155	15,188
Nova + SuperNova	-	2,438	29,247
Solenza	36,371	37,129	-
Logan	28,592	-	-
Total passenger cars	**72,146**	**53,722**	**44,435**
Light commercial vehicles			
Pick-Up 1300	22,552	18,931	12,942
Total light commercial vehicles	**22,552**	**18,931**	**12,942**
TOTAL DACIA PRODUCTION	**94,698**	**72,653**	**57,377**
RENAULT SAMSUNG MOTORS			
Passenger cars			
SM5	55,972	84,999	100,148
SM3	19,481	32,631	16,817
SM7	5,453	-	-
Total passenger cars	**80,906**	**117,630**	**116,695**
TOTAL SAMSUNG PRODUCTION	**80,906**	**117,630**	**116,965**
GROUP WORLDWIDE PRODUCTION	**2,471,654**	**2,385,079**	**2,343,954**
PASSENGER CARS	**2,163,620**	**2,109,459**	**2,065,066**
LIGHT COMMERCIAL VEHICLES	**308,034**	**275,620**	**278,888**

(1) Production data are sourced from counts taken when finished vehicles are shipped to distributors.

(2) New Trafic production, at the General Motors Europe plant in Luton (U.K.) and at the Nissan plant in Barcelona (Spain), was not recorded as Renault production.

◇ ***Global Reporting Initiative (GRI) Directives.***

SALES ◇

Renault group worldwide sales

With nearly 2.5 million vehicles sold in 2004, the Renault group increased worldwide sales[1] by 100,000 units (+4.2%) and accelerated its expansion outside Western Europe. Renault's global market share came to 4.1%, on a par with 2003.

Renault group – Worldwide sales (passenger cars and light commercial vehicles) by brand ◇

	2004*	2003*	2002	Change 2004/2003
RENAULT BRAND				
Passenger cars	1,951,013	1,894,756	1,902,015	3.0%
Light commercial vehicles	357,715	313,554	327,840	14.1%
RENAULT TOTAL	**2,308,728**	**2,208,310**	**2,229,855**	**4.5%**
In Western Europe	*1,812,019*	*1,806,992*	*1,870,404*	*0.3%*
Outside Western Europe	*496,709*	*401,318*	*359,451*	*23.8%*
RENAULT SAMSUNG BRAND				
Passenger cars	85,046	111,431	117,083	(23.7%)
RENAULT SAMSUNG TOTAL	**85,046**	**111,431**	**117,083**	**(23.7%)**
DACIA BRAND				
Passenger cars	73,150	49,809	44,881	46.9%
Light commercial vehicles	22,477	18,932	12,876	18.7%
DACIA TOTAL	**95,627**	**68,741**	**57,757**	**39.1%**
Passenger cars	2,109,209	2,055,996	2,063,979	2.6%
Light commercial vehicles	380,192	332,486	340,716	14.3%
GROUP WORLDWIDE SALES	**2,489,401**	**2,388,482**	**2,404,695**	**4.2%**
In Western Europe	*1,812,044*	*1,806,995*	*1,870,404*	*0.3%*
Outside Western Europe	*677,357*	*581,487*	*534,291*	*16.5%*

** Provisional data.*

RENAULT BRAND

– With **2.3 million** passenger cars and LCVs sold in 2004, total **worldwide** sales for the Renault brand increased 4.5%. Growth was particularly strong outside Western Europe, with a gain of 23.8%, or 95,000 units.

– In **Western Europe,** Renault grew sales by 0.3% to 1.8 million passenger cars and LCVs in 2004 as the automobile market gradually recovered from a two-year decline, rising 2.8% to 16.5 million units.

Renault was once again the leading automobile brand in 2004 with a market share of 10.8%, versus 11.1% in 2003. This 0.3-point decline can mainly be attributed to a selective commercial policy aimed at maximizing sales profitability. This involved reducing the Group's share in less profitable customer segments, as announced at the beginning of the year.

(1) The term "sales" includes registrations of new vehicles plus invoicing for certain geographical regions. In Western Europe, the figure includes sales of 32,832 unregistered vehicles in 2004, versus 33,370 in 2003. In line with car industry practice, market share is calculated from previous years' statistics from official bodies or, failing that, from data derived from carmakers' internal product flows, hence sales.

Market share in Western Europe

PASSENGER CARS AND LIGHT COMMERCIAL VEHICLES %	2004	2003	2002
Renault	**10.8**	11.1	11.3
Volkswagen	9.7	9.6	10.0
Ford	8.9	8.9	9.0
Opel	8.8	9.0	9.0
Peugeot	8.0	8.5	8.9
Citroën	6.6	6.9	6.6
Fiat	5.9	6.1	6.8

Registrations of **passenger cars** in Western Europe increased by 2.1% to 14.5 million units.

In Europe, **market** trends were varied. France (+0.2%) and Germany (+0.9%) achieved only marginal growth in 2004, while the U.K. dipped slightly (-0.5%). Conversely, Portugal (+4.1%) and Belgium (+6.1%) saw larger rises, and Spain posted near double-digit growth (+9.8%).

In 2004, for the third year running, the Renault brand led the field in passenger cars, with a market share of 10.3%, versus 10.6% in 2003. Renault's sales increased in many countries, including France, Spain, Belgium, Portugal and the Netherlands; they remained stable in the U.K. and decreased in Italy and Germany.

PASSENGER CARS %	2004	2003	2002
Renault	**10.3**	10.6	10.7
Volkswagen	9.9	10.0	10.3
Opel	9.0	9.2	9.4
Ford	8.6	8.6	8.9
Peugeot	7.9	8.4	8.9
Citroën	6.1	6.4	6.2
Fiat	5.4	5.6	6.2

In **France**, Renault gained one-tenth of a point and consolidated its position as leading brand by taking 27.3% of the market versus 27.2% in 2003. This was the best performance in four years. Achieved in a highly competitive environment, it was driven by the good results of the Renault range, particularly Mégane, the market leader, which gained 1.2 points of market share to 11.1%.

Renault's performance in Western Europe

Passenger cars	Registrations in 2004 (TIV)		Renault registrations in 2004		Renault market share %		
	Number of units	% change 2004/2003	Number of units	% change 2004/2003	2004	2003	2002
France	2,013,709	0.2	549,192	0.6	**27.3**	27.2	27.0
Germany	3,266,826	0.9	164,520	(19.4)	**5.0**	6.3	6.3
Spain	1,517,517	9.8	193,811	10.3	**12.8**	12.7	12.6
Italy	2,257,049	0.4	157,926	(5.4)	**7.0**	7.4	6.9
United Kingdom	2,567,269	(0.5)	189,342	0.0	**7.4**	7.3	7.6
Belgium-Luxembourg	532,966	6.1	62,936	7.2	**11.8**	11.7	11.1
Netherlands	483,899	(1.0)	47,273	0.2	**9.8**	9.6	10.4
Portugal	197,503	4.1	30,796	11.4	**15.6**	14.6	12.9
Switzerland	270,077	(0.1)	16,309	(5.6)	**6.0**	6.4	6.4
Austria	310,796	3.6	21,523	1.4	**6.9**	7.1	7.1
Other Western Europe	1,097,366	9.0	55,267	8.8	**5.0**	5.0	5.7
TOTAL WESTERN EUROPE(1)	**14,514,977**	**2.1**	**1,488,895**	**(1.1)**	**10.3**	**10.6**	**10.7**

(1) EU, Iceland, Norway and Switzerland.

Renault was also the number-one brand in **Spain** (12.8%), **Portugal** (15.6%) and **Belgium** (11.8%), number-two in the **Netherlands** (9.8%) and number-three in both the **U.K.** (7.4%) and **Austria** (6.9%).

In **Germany**, where the market contracted between 2000 and 2003 and where competitive pressure intensified in 2004, Renault concentrated on profitability over volumes. Its market share dropped to 5%, from 6.3% in 2003, however remained the leading imported brand.

Renault's market share also shrank in **Italy**, to 7% versus 7.4% in 2003.

Despite weaker performances in those two countries, Renault passenger-car registrations in Western Europe remained virtually stable at 1.49 million units in 2004, versus 1.51 million units in 2003.

Success with most of its **models** enabled **Renault** to maintain its leading position in Western Europe:

- **Mégane** was the best-selling vehicle across all classes, taking 4.8% of the European passenger-car market in 2004, a rise of seven-tenths of a point on 2003. Nearly one passenger car in 20 sold in Western Europe was a Mégane. Mégane was by far the leader on the C segment, with a 14.6% share (13.2% in 2003), and was market leader in France, Spain, Belgium, the Netherlands and Portugal. In 2004, Western European sales of Mégane models rose 18.3% to more than 702,000 units.

  This growth is the result of the success of each body style in its segment, particularly:

  - **Mégane sedan**, number-one in its class in Europe;
  - **Mégane station wagon**, number-three station wagon in Western Europe, with a 15.1% market share;
  - **Mégane coupé-cabriolet**, number-two in the cabriolet C sub-segment in Western Europe, with a 23.9% market share;
  - **Scénic**, unchallenged leader in compact minivans (available in 5-seater and 7-seater formats) with a 23.1% share of the segment, a full 10.2 points ahead of its closest rival. The stretch version reached the target of 30% of Scénic's sales.

- **Modus**, launched in September in Europe, recorded 60,000 registrations by end-December 2004. Modus kicked off the renewal of Renault's range in the small-car segment. Its roomy interior and equipment levels position it slightly above Clio. And Modus also benefited from a successful, sustained production ramp-up. Renault aims to increase its share of the B segment for small cars. Clio and Modus' combined share of the segment in the last three months of 2004 (13.3% of the segment) was higher than Clio's in 2003. Modus enabled Renault to win back its segment leadership in fourth-quarter 2004.

- **Clio**, which will be replaced in second-half 2005, maintained a strong position in 2004 and took 2.6% of the Western European market, against 3.2% in 2003. Clio maintained its number-two ranking in the Western European small-car B segment for the third consecutive year, with a market share of 9.2% versus 11.3% in 2003.
- **Twingo** still had a significant presence after more than 11 years on the market. Despite not having a diesel version, its market share in Western Europe slipped by only two-tenths of a point to 0.6% and it was number-three in the city-car segment (A) with 8.9%.
- **Kangoo car**, number-two in the passenger-carrying van segment, saw its market share fall to 18.3% in 2004 (from 22% in 2003).
- **Laguna**'s market share in Western Europe shrank by four-tenths of a point in 2004 (0.9% versus 1.3% in 2003) on the upper midrange D segment, which lost momentum compared with the rest of the market (down 5.3%). In 2005 Laguna will get a restyled version and offer new engine options and equipment.
- **Vel Satis** held 1% of the E1 segment in 2004 (1.8% in 2003), with volumes well below initial targets: fewer than 8,000 vehicles were registered in 2004.
- **Espace** confirmed its number-one position on the large minivan segment, with a share of 20.3%, up 1.2 points in 2004. Amid intensified competitive pressures, Espace achieved its best result since 2000. Renault's large minivan confirmed its place in the European market, with a high-end position – over 40% of Espace models sold are high-specification versions – and 60% of sales outside France.

In June 2004 the one-millionth Espace rolled off the production lines – a successful run of 20 years across four generations of vehicles.

Renault's performance in Western Europe – by model

Market share (%)	Total European market			
Passenger cars	**2004[1]**	**2003[1]**	**2002**	**Change 2004/2003**
Twingo	0.6	0.8	1.0	(0.2)
Clio	2.6	3.2	3.5	(0.6)
Modus	0.4	0.0	0.0	0.4
Kangoo	0.4	0.5	0.5	(0.1)
Mégane / Mégane II	4.8	4.2	3.5	0.6
Laguna	0.9	1.3	1.7	(0.4)
Vel Satis / Avantime	0.1	0.1	0.2	0.0
Espace / Espace IV	0.4	0.4	0.3	0.0
Trafic / Trafic II / Master / Master II	0.1	0.1	0.1	0.0
Other (Safrane, Thalia, etc.)	0.0	0.0	0.0	0.0
TOTAL PASSENGER CARS	**10.3**	**10.6**	**10.7**	**(0.3)**

(1) Provisional data.

On the **light commercial vehicle** market, which grew by 8.6% in 2004, Renault was number-one in Western Europe, with a market share of 14.9% (down just one-tenth of a point on 2003). The steep decline in **Germany**, which contracted 2.6 points on the loss of some fleet sales in 2004, was offset by growth in **France** (up six-tenths of a point), **Italy** (up 1.1 points) and **Spain** (up four-tenths of a point).

Market share in Western Europe

Light commercial vehicles %	2004	2003	2002
Renault	**14.9**	15.0	15.8
Ford	10.9	10.7	9.5
Citroën	10.2	10.9	10.3
Fiat	9.4	10.0	11.6
Peugeot	8.7	8.9	8.8
Mercedes	8.0	8.0	8.6
Volkswagen	7.9	6.4	7.2

- Sales rose 8.1% to 290,000 vehicles, boosted by the outstanding performance of panel vans. Renault moved up to third place in this segment, with a share of 12.5% (up 1.1 points on 2003), pursuing the continuous increase in market share, which came to 8.3% in 2001. This performance can be ascribed to the success of the new **Master** (including Mascott and Real-Wheel-Drive Master, marketed under that name since January 2003), which gained eight-tenths of a point to 6.8%, and an excellent performance from **Trafic**, up four-tenths of a point to 5.7%.
- On the *car-derived van* segment, **Mégane Van** increased its market share by 1.4 points to 7.1% of its segment, while **Clio Van** continued to lead with a share of 17.4% versus 18.9% in 2003.
- On the *small van* segment, **Kangoo** Express held onto its long lead in Europe, with a 21.9% share of the segment (down 1.7 points on 2003) and was in second place in the European LCV market across all classes.

Renault's performance in Western Europe – by model (light commercial vehicles)

Market share (%)	2004(1)	2003(1)	2002	Change 2004/2003
Car-derived vans:				
Twingo	0.1	0.1	0.1	0.0
Clio	2.3	2.5	3.2	(0.2)
Mégane / Mégane II	1.0	0.8	0.5	0.2
Small vans:				
Kangoo	5.5	6.1	6.7	(0.6)
Panel vans:				
Trafic / Trafic II	2.7	2.5	2.2	0.2
Master / Master II	2.8	2.5	2.8	0.3
Mascott / Master RWD	0.4	0.4	0.3	0.0
Other:				
Other (Messenger, Espace, Express, Laguna, etc.)	0.1	0.1	0.1	0.0
TOTAL LIGHT COMMERCIAL VEHICLES	**14.9**	**15.0**	**15.8**	**(0.1)**

(1) Provisional data.

Renault's performance in Western Europe

Light commercial vehicles	Registrations in 2004 (TIV)		Renault registrations in 2004		Renault market share (%)		
	Number of units	% change 2004/2003	Number of units	% change 2004/2003	2004	2003	2002
France	408,450	7.0	139,856	9.0	34.2	33.6	35.5
Germany	195,009	4.6	16,639	(19.4)	8.5	11.1	10.8
Spain	333,676	12.2	43,157	16.2	12.9	12.5	12.7
Italy	216,728	2.4	21,242	14.9	9.8	8.7	10.1
United Kingdom	335,965	8.4	23,148	10.6	6.9	6.8	7.6
Belgium-Luxembourg	62,325	11.6	9,149	9.1	14.7	15.0	14.2
Netherlands	87,162	12.5	10,763	14.9	12.3	12.1	10.2
Portugal	71,339	3.1	10,722	(9.5)	15.0	17.1	16.7
Switzerland	20,726	2.7	2,244	8.9	10.8	10.2	10.8
Austria	28,742	12.4	2,820	35.4	9.8	8.1	7.9
Other Western Europe	182,840	18.4	10,552	15.6	5.8	5.9	5.8
TOTAL WESTERN EUROPE (1)	**1,942,962**	**8.6**	**290,292**	**8.1**	**14.9**	**15.0**	**15.8**

(1) EU, Iceland, Norway and Switzerland.

– **Outside Western Europe**, Renault sales of **passenger cars and LCVs** jumped 23.8% to 496,709 units in 2004, a total of 95,400 more than in 2003.

This performance was driven mainly by Mégane, which recorded a 38.8% rise in sales, to 165,668 units versus 119,347 in 2003. Mégane accounted for more than one-third of sales outside Western Europe in 2004, demonstrating the car's excellent international potential.

In 2004 Renault increased its sales in all its main markets, namely Turkey, Africa and the Middle East, Eastern Europe, Russia, Latin America, and Asia-Pacific. The only exception was Central Europe, where the automobile market started to decline in Spring.

Renault brand – Sales outside Western Europe

Passenger cars and light commercial vehicles	2004	2003	2002	Change 2004/2003
Turkey	112,781	56,878	21,857	98.3%
Africa and the Middle East	86,449	63,977	66,024	35.1%
Eastern Europe(1) and Russia	33,261	26,092	20,861	27.5%
Latin America	145,874	127,237	130,060	14.6%
Asia Pacific and Indian subcontinent	13,509	13,428	17,663	0.6%
Central Europe(2)	104,835	113,706	102,986	(7.8)%
TOTAL OUTSIDE WESTERN EUROPE	**496,709**	**401,318**	**359,451**	**23.8%**

(1) Eastern Europe includes the former CIS countries. Renault sales were significant in Romania, Russia, Ukraine, Bulgaria and Belarus.
(2) Central Europe includes Poland, Czech Republic, Hungary, Slovenia, Croatia, Slovakia, Baltic States, Macedonia, Bosnia and Serbia-Montenegro.

- In **Turkey**, the strong automobile market recovery that began in second-half 2003 continued in 2004. Although the market was less buoyant in second-half 2004 on account of the elimination of tax incentives, it expanded by 91.6% over the full year to set a record of more than 690,000 units. Renault practically doubled its sales, which grew 98.3% to over 112,000 units, and led the automobile market with a share of 16.3% (up six-tenths of a point on 2003). Mégane took 9.3% of the passenger car market, thanks mainly to the success of the locally-manufactured sedan version.
- In **Africa** and the **Middle East**, Renault sales rose 35.1% to 86,449 units. Most of this growth came from sales in the three **Maghreb countries**, i.e. Algeria, Morocco and Tunisia, where Renault was market leader with a share of more than 20%. In **Morocco**, Renault plans to increase its equity stake in SOMACA in 2005 ahead of the launch of Logan that same year. In **South Africa**, the continent's premier market, Renault was the number-one imported brand with 4.5% of the passenger car market.
- In **Russia**, Renault boosted sales by 42% and registered more than 16,000 vehicles in 2004, in a market that grew 20.8%. Renault stepped up its investment in the Avtoframos plant, which will manufacture and market Logan locally from mid-2005. The facility will have a production capacity of 60,000 vehicles a year.
- In Latin America, Renault sales grew strongly. Notably:

  - in **Mexico**, with 24,091 units sold (up 30.7%), Renault held 2.3% of the automobile market (up four-tenths of a point on 2003) and 3.1% of the passenger car market alone;

  - in **Argentina**, with a sales growth of 69.1% to 24,884 units in a strongly-recovering market that almost doubled in 2004 (up 99.3% to 267,000 units);

  - in **Brazil**, the market expanded by 9.9% and Renault maintained its number-five position, with a market share down seven-tenths of a point to 3.6%. Renault sold a total of 53,588 units, down 7.7% on 2003. To strengthen its presence in Mercosur, Renault has decided to assemble the Mégane II sedan (petrol and diesel versions) at its Curitiba plant in 2006. The model will be sold locally and re-exported to neighboring countries, especially Argentina.
- In **Central Europe,** there was a contrast between the pace of growth in the first four months of the year and a sudden fall-off in the latter part. Renault consolidated its position by taking a 9.9% share of the passenger car and LCV market (versus 10.6% in 2003) and remained in second place. Sales decreased by 7.8%.

▷ Top 10 markets outside Western and Central Europe

Renault brand – Passenger cars and light commercial vehicles	2004	2003	2002	% change
Turkey	112,781	56,878	21,857	98.3%
Brazil	53,588	58,054	60,611	(7.7)%
Algeria	25,100	14,435	15,533	73.9%
Argentina	24,884	14,718	17,700	69.1%
Mexico	24,091	18,431	15,386	30.7%
Colombia	18,130	16,947	1,4815	7.0%
Russia	16,126	11,355	8,338	42.0%
South Africa	14,152	8,573	8576	65.1%
Romania	12,138	10,163	9,103	19.4%
Morocco	11,359	8,163	7,876	39.2%
TOTAL TOP 10 MARKETS OUTSIDE WESTERN AND CENTRAL EUROPE	**312,349**	**217,717**	**179,795**	**43.5%**

DACIA BRAND

In 2004 Dacia sales of **passenger cars and light commercial vehicles** expanded strongly, rising 39.1% to 95,627 units. This can be largely attributed to the success of **Logan**, launched in September (22,605 units sold in 2004) and significant export growth: 16% of sales were generated outside Romania.

In **Romania**, in an automobile market that expanded by 30.1%, Dacia remained the leader in its local market with a 46.5% share (43.8% in 2003). In the **passenger car market** alone, Dacia's share rose 4 points to 42.4% on the back of a strong performance from its product range and consumer enthusiasm for **Logan**. The vehicle was a success both on its domestic market and in all its deployment zones, taking 40,000 orders in four months. Logan, marketed first in Romania and then in Central Europe and Turkey in 2004, is also expected to be produced from 2005 at the Avtoframos plant in Moscow (Russia), as well as in Morocco and in Colombia.

RENAULT SAMSUNG BRAND

In 2004 the **Korean passenger car market** contracted 13.9%, continuing the downward slide that began in second-half 2003.

On a lackluster market, Renault Samsung Motors released a new high-specification sedan, **SM7**, in November 2004. Pending the release of a new version at the beginning of 2005, **SM5**, which accounted for 69% of Renault Samsung Motors' sales, lost market share. **SM3's** market share also shrank.

In the build-up to the enhancement of its range, Renault Samsung's share of the Korean market decreased 1.5 points to 9.3%, versus 10.8% in 2003, and total sales (including exports) contracted 23.7% to 85,046 units. Despite this, 2004 ended on a doubly positive note: the Korean market expanded in the last two months, and **SM7** was warmly welcomed by carbuyers, with 4,217 units sold and nearly 11,500 orders taken in December 2004.

3.1.1.2 Sales Financing Division

Proportion of new vehicle registrations financed

In 2004, RCI Banque continued to finance a large share of Renault and Nissan registrations in **Western Europe** (35.4% versus 36.4% in 2003). Although it lost share on the Renault brand (36.1% versus 37.8% in 2003) after rising continuously for three years, it enjoyed growth on the Nissan brand (32.7% versus 30.7% in 2003).

Outside Western Europe[1], the proportion of registrations financed by RCI Banque for both the Renault brand[2] and the Nissan brand was 40.9% (43.3% in 2003).

RCI Banque's new financing contracts and average loans outstanding

On the strength of increased financing for the Nissan brand, used vehicles and sales in Argentina, Brazil and Romania, RCI Banque posted an increase of 2.9% in new financing contracts excluding "card" business (€10.6 billion in 2004 versus €10.3 billion in 2003), with 1,066,141 new contracts excluding "card" business in 2004 (compared with 1,071,999 contracts in 2003, a decline of 0.6%).

In 2004 RCI Banque's average loans outstanding grew 8.3% to €21.5 billion (versus €19.9 billion in 2003 on a consistent basis).

(1) Hungary, Poland, Czech Republic, Romania, Argentina and Brazil.
(2) Including the Dacia brand in Romania.

3.1.2 Financial results in 2004 ◊

3.1.2.1 Consolidated income statements

– Group REVENUES grew 8.4% on a consistent basis [1] to €40,715 million in 2004. ◊

▷ Divisional contribution to Group revenues

€ million	2004 published	2003 restated[1]	2003 published	2002 published	Change 2004/2003 published	Change 2004/2003 restated
Automobile	38,645	35,566	35,535	34,456	8.8%	8.7%
Sales Financing	2,070	1,998	1,990	1,880	4%	3.6%
Total	**40,715**	**37,564**	**37,525**	**36,336**	**8.5%**	**8.4%**

The contribution from the **Automobile Division** rose 8.7% on a consistent basis to €38,645 million. Revenue growth was driven by:

- an improvement in the mix and higher new-vehicle prices in Europe, largely attributable to the increased mix of models sold and increased volumes, notably the entire Mégane range and LCVs;
- an increase in dealer network activity in Europe, including spare-parts business and used-vehicle sales;
- higher international sales, especially in Turkey and at Dacia;
- growth in vehicle sales to partners, especially LCVs to General Motors and Nissan.

The **Sales Financing Division** contributed €2,070 million to Group revenues, a 3.6% consistent-basis increase reflecting:

- an increase in average loans outstanding, up 8.3% year-on-year on a consistent basis;
- an 11.2% rise in sales of finance-related services, e.g. consumer insurance, corporate fleet services.

▷ Revenues by geographical region

	2004		2003		2003 restated[1]		2002	
	€ million	%	€ million	%	€ million	%	€ million	%
France	14,135	34.7	13,311	35.5	13,382	35.6	13,917	38.3
Other EU countries	18,733	46.0	17,241	45.9	17,201	45.8	16,163	44.5
EU total	**32,868**	**80.7**	**30,552**	81.4	**30,583**	81.4	**30,080**	82.8
Rest of Europe	2,775	6.8	2,386	6.4	2,391	6.4	2,103	5.8
Europe total	**35,642**	**87.5**	**32,938**	87.8	**32,974**	87.8	**32,183**	88.6
Africa	**737**	**1.8**	**588**	1.6	**582**	1.5	**510**	1.4
Americas	**1,718**	**4.2**	**1,535**	4.1	**1,544**	4.1	**1,425**	3.9
Asia-Pacific	**2,617**	**6.4**	**2,464**	6.5	**2,464**	6.6	**2,218**	6.1
TOTAL	40,715	100.0	37,525	100.0	37,564	100.0	36,336	100.0

(1) To allow comparisons, 2003 data have been restated to conform to the 2004 presentation.
The main changes are:
** Consolidation changes in the Automobile Division: Renault Agriculture was deconsolidated on April 30, 2003 (negative impact: € 176 million).*
** Presentation change: Proceeds from the disposal of company cars are counted as revenues (positive impact: € 228 million).*

– **OPERATING MARGIN** in 2004 was €2,418 million, or 5.9% of revenues, compared with €1,402 million in 2003 (3.7% of revenues). Excluding the impact of IAS 38, the figure was €1,877 million, or 4.6% of revenues, up 2.1 percentage points on 2003.

Divisional contribution to Group operating margin

€ million	H1 2004		H2 2004		2004		2003		2002
	published	pre IAS 38	published	pre IAS 38	published	pre IAS 38	published	pre IAS 38	published
Automobile	1,054	788	920	645	1,974	1,433	570	1,035	1,189
% of revenues	*5.3%*	*4%*	*4.9%*	*3.4%*	*5.1%*	*3.7%*	*1.6%*	*2.9%*	*3.5%*
Sales Financing	221	221	223	223	444	444	367	367	294
% of *revenues*	*21%*	*21%*	*21.9%*	*21.9%*	*21.4%*	*21.4%*	*18.4%*	*18.4%*	*15.6%*
Total	**1,275**	**1,009**	**1,143**	**868**	**2,418**	**1,877**	**937**	**1,402**	**1,483**
% of revenues	**6.1%**	**4.9%**	**5.7%**	**4.4%**	**5.9%**	**4.6%**	**2.5%**	**3.7%**	**4.1%**

Sales Financing business contributed €444 million to Group operating margin, or 21.4% of divisional revenues, compared with €367 million in 2003 (18.4% of divisional revenues). This €77 million increase reflects a rise in the overall bank operating income of RCI Banque, achieved through steady margins, higher average loans outstanding and a decline in risk-related costs.

The **Automobile Division** reported operating margin of €1,974 million, or 5.1% of revenues, compared with €1,035 million in 2003 (2.9% of revenues). Stripping out the positive impact of IAS 38, operating margin was €1,433 million, or 3.7% of divisional revenues, compared with €570 million in 2003 (1.6% of divisional revenues).

Three factors explain this evolution:

– the contribution from Europe[1] increased year-on-year. Since unit vehicle sales were almost stable, the main growth drivers were:

- an improvement in product mix and higher prices for new vehicles, attributable to the success of the vehicle range and in particular all versions of Mégane and the LCVs;
- further purchasing cost savings despite the negative impact of higher commodity prices amounting to around €50 million, which began to have an impact in second-half 2004;
- the positive effects of higher productivity and effective cost control in European plants.

– the contribution from international activity rose on the back of:

- a steep rise in sales in Turkey, especially in first-half 2004;
- reduced losses in Mercosur, following action taken in 2003 to boost the profitability of industrial facilities and to grow joint activities with Nissan.The higher international contribution was achieved despite a smaller contribution from Renault Samsung Motors. Volumes fell as the market contracted and sales decreased awaiting the launch of an enlarged range of younger models.

– On the downside, R&D expenses (pre IAS 38) and administrative expenses both increased as a result of revenue growth, new-model development and international expansion.

(1) Includes Western Europe (18 countries) and Central Europe.

◇ Global Reporting Initiative (GRI) Directives.

– **RESEARCH AND DEVELOPMENT EXPENSES** for the year amounted to €1,383 million, compared with €1,243 million in 2003. They were equivalent to 3.6% of Automobile Division revenues, versus 3.5% in 2003.

Pre IAS 38, R&D expenses were €1,961 million, or 5.1% of revenues, compared with 4.9% in 2003.

Automobile Division research and development expenses(1)

	2004		2003		2002	
	published	inc. cap. expenses	published	inc. cap. expenses	published	inc. cap. expenses
€ million	1,383	1,961	1,243	1,737	1,143	1,765
% of revenues	3.6%	5.1%	3.5%	4.9%	3.3%	5.1%

(1) In 2004, R&D expenses included € 131 million of start-up costs. Until 2003, start-up costs were classified as costs of goods and services sold. In 2003, start-up costs came to € 136 million.

– **OTHER OPERATING INCOME AND EXPENSES** showed a charge of €270 million, compared with €168 million in 2003. This can be broken down into the following income and expense items:

- €45 million in capital gains from real estate sales, including €42 million from land in Meudon. In 2003 Renault booked €164 million in gains from the sale of a building and land in Boulogne and the disposal of rental property holdings;
- income from the sale of equity investments in operating subsidiaries totaled a charge of €39 million for the impact on Renault of the settlement of a dispute with AB Volvo over the Renault VI/Mack sale in 2000;
- €175 million in costs and provisions for restructuring and manpower programs, compared with €160 million in 2003. These consisted mainly of a €116 million expense (€65 million in 2003) for early retirement schemes in France, which were extended in 2004;
- extraordinary operating expense (net of income) amounted to €80 million. This item consisted mainly of a €49 million expense due to additional provisions for recycling end-of-life vehicles in Italy, Spain, Belgium, Luxembourg and the U.K., pursuant to European Directive 2053/EC.

In 2003 Renault booked €116 million in extraordinary operating expenses, mainly comprising:

- a €62 million adjustment for additional paid vacation;
- €50 million of costs and provisions for the discontinuation of Avantime.

– After accounting for other operating income and expenses, **GROUP NET OPERATING INCOME** was €2,148 million, up 74% on 2003's figure of €1,234 million.

– The **NET BALANCE ON THE FINANCING ACCOUNT** in 2004 showed a charge of €348 million, compared with €71 million in 2003.

This includes a €343 million impact from Renault's cash tender offer in first-half 2004 to repurchase its redeemable shares. The transaction allowed Renault to buy back 60% of the outstanding redeemable shares at €450 per share, compared with a historical mean value of €158.93 (face value) carried in the financial statements.

Aside from this offer, the €66 million reduction in financing expenses can be analyzed as follows:

- an estimated €45 million decline in borrowing costs, attributable to the steady reduction of Renault's debt, of which a large part is in yen and borrowed at low interest rates;
- the remainder results from a series of debt management transactions, including the unwinding of one of the yen hedges on Nissan's shareholders' equity, which generated €64 million gain.

Renault's share in the **NET INCOME OF COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD** was €2,452 million in 2004, compared with €1,860 million in 2003.

– As announced at the start of 2004, to align the recognition of **Nissan**'s results on Renault's accounting period, the Group recorded 15 months of Nissan income in its 2004 financial statements. This comprises:

- a €1,752 million contribution for the 12 months from October 2003 to September 2004 (compared with €1,705 million one year earlier);
- an additional €447 million for the fifth quarter (Oct. 2004 – Dec. 2004).

Nissan's contribution to Renault net income

€ million	Impact in Renault financial statements	Nissan quarters recognized				
Year		Q4 (n-1)	Q1	Q2	Q3	Q4
2003	**1,705**		**1,705**			
2004	**2,199**		**1,752**			Extra quarter **447**
Presentation						
2004	**2,199**	Extra quarter **432**		**1,767**		
2005						

For comparison in future periods, this €2,199 million contribution breaks down into:

- a contribution of €1,767 million for calendar 2004;
- an additional €432 million for the previous quarter (Oct. 2003 – Dec. 2003).

Accordingly, from January 1, 2005, there will no longer be a timing difference when Renault recognizes Nissan's results in its financial statements.

– The equity-accounted income of **other Group companies**, including the contribution of AB Volvo, amounted to €253 million in 2004, compared with €155 million in 2003. AB Volvo's contribution came to €240 million, compared with €175 million in 2003.

– **CURRENT AND DEFERRED TAXES** in 2004 amounted to a net charge of €634 million (compared with €510 million in 2003), comprising a current charge of €466 million and a deferred charge of €168 million. ◇

The effective tax rate (prior to the impact of equity-accounted companies) was 35.2% in 2004, close to the corporate income tax rate in France (35.4%) and down 8.6 percentage points compared with the previous year. In 2003 the effective rate was higher because of a provision for impairment of deferred tax assets in some foreign subsidiaries. This was made necessary by the fact that the Group abandoned the worldwide consolidated tax reporting regime on January 1, 2004.

– After recognizing this tax charge and the €67 million of **NET INCOME** allocated to minority shareholders, Renault's net income for the year was €3,551 million compared with €2,480 million in 2003. Earnings per share was €13.35[1], compared with €9.32 in 2003.

3.1.2.2 Automotive debt

The **net financial indebtedness** of the Automobile Division decreased €1,207 million in 2004, reaching €541 million at December 31 (including €129 million in redeemable shares), compared with €1,748 million at December 31, 2003 (incl. €324 million in redeemable shares).

The redeemable share buyback had a negative impact of €343 million on net financial indebtedness, which benefited from **translation gains** worth €117 million, essentially from the conversion of Renault's yen-denominated debt, accounting for an impact of €115 million.

Aside from these two items, debt decreased €1,433 million as a result of Renault's stronger operational performance:

– **cash flow** grew €1,201 million to €4,351 million. Cash flow includes a total of €553 million in dividends: €345 million from Nissan Motor and €208 million from AB Volvo (including €131 million from Ainax shares[2]). In 2003 Renault received €344 million in dividends from these two companies;

(1) The number of shares used to calculate earnings per share (265,960,306) takes into account the neutralization of 44.4% of the Renault shares held by Nissan.
(2) To comply with European Commission requirements, AB Volvo formed the Ainax company in order distribute its Scania shares to its shareholders.

◇ ***Global Reporting Initiative (GRI) Directives.***

– **the working capital surplus** grew by a further €401 million, after €239 million in 2003, to reach €4,581 million (versus €4,081 million at December 31, 2003). This was due to an improvement in both receivables and payables.

Operating activities largely financed **purchases of property, plant and equipment, and intangibles** (net of disposals) for a total of €2,823 million (€2,074 million pre IAS 38), compared with €2,533 million in 2003. The Group generated free cash flow (excluding the change in working capital requirement) of €1,528 million in 2004, compared with €617 million in 2003.

The remaining investment flows (€39 million) consisted primarily of **equity interests** (€119 million), chiefly in Revoz (€42 million) and Avtoframos (€34 million).

Total dividend payout amounted to €418 million, including €383 million paid by Renault S.A.

3.1.2.3 Investments and future-related costs

Automobile Division

Capital expenditure (property, plant and equipment, intangibles, net of disposals), excluding capitalized R&D expenses, amounted to €2,074 million in 2004, close to 2003's total of €1,965 million. These outlays were equivalent to 5.4% of Automobile Division revenues, compared with 5.5% in 2003.

Capital expenditure (property, plant and equipment, and intangibles) by Division (*)

	2004		2003		2002	
	Published	pre IAS 38	published	pre IAS 38	published	pre IAS 38
Automobile						
Acquisitions	2,965	2,216	2,788	2,220	3,026	2,389
Disposals	142	142	255	255	59	59
Investments net of disposals	**2,823**	**2,074**	**2,533**	**1,965**	**2,967**	**2,330**
Sales Financing						
Acquisitions	520	520	446	446	364	364
Disposals	327	327	279	279	217	217
Investments net of disposals	**193**	**193**	**167**	**167**	**147**	**147**
GROUP						
Acquisitions	3,485	2,736	3,234	2,666	3,390	2,753
Disposals	469	469	534	534	276	276
Investments net of disposals	**3,016**	**2,267**	**2,700**	**2,132**	**3,114**	**2,477**
(1) Net investment / revenues	**7.3%**	**5.4%**	7.1%	5.5%	8.6%	6.8%
(2) R&D expense / automobile revenues	**3.6%**	**5.1%**	3.5%	4.9%	3.3%	5.1%
(3) Amortization of capitalized R&D expenses	**(0.5)%**		(0.2)%			
Future-related costs (1)+(2)-(3)	**10.4%**	**10.4%**	**10.4% (**)**	**10.4%**	**11.9%**	**11.9%**

(*) In 2003, capital expenditure (property, plant and equipment, intangibles) was presented net of disposals of company cars. Effective January 1, 2004, these vehicles were recorded as inventories.

(**) On a consistent basis with 2004, future-related expenditures would have represented 11% of Automobile Division revenues in 2003. Changes in the presentation of 2004 regarding the capitalization of ramp-up costs and the recognition of company cars as inventories would have had an impact on these expenditures in 2003 of 0.4% and 0.2% of revenues, respectively.

In 2004 **capital expenditure** was directed primarily at renewing product and powertrain ranges and upgrading industrial facilities:

– in Europe, range renewal investment accounted for 61% of total outlays. The funds were allocated to B segment entry-level vehicles, including Modus and the replacement for Clio, as well as to new powertrains for the Renault-Nissan Alliance;

– international investments accounted for 19% of the gross total. The funds were allocated to the new Dacia vehicle (Logan), the modernization of Dacia's production plant in Romania, and the renewal of the Samsung range (SM7).

The main non product-related investments were in quality and environmental projects, as in 2003.

In addition to these investments, the Automobile Division earmarked funds for R&D. Total **future-related expenditures** made by the Group for its automobile business, i.e. the sum of net capital expenditures and expensed R&D costs, were equivalent to 10.4% of revenues.

Sales Financing Division

Capital investments net of disposals, mainly the acquisition of vehicles sold under contract hire agreements, amounted to €193 million in 2004 versus €167 million in 2003.

3.1.2.4 Group shareholders' equity

In 2004 **Group shareholders' equity** increased €2,469 million to reach €16,060 million at December 31, 2004, compared with €13,591 million at December 31, 2003.

The main reasons for this increase were:

– recognition of €3,551 million in net income in 2004;

– a dividend payout of €357 million, or €1.40 per share, for 2003, given Renault's equity interest in Nissan and treasury shares;

– a negative €725 million change in translation adjustments, reflecting mainly the indirect impact of changes in Nissan's shareholders' equity, net of hedging in yen (€767 million).

The net financial indebtedness of the Automobile Division at December 31, 2004 was equivalent to 3.4% of Group shareholders' equity, compared with 12.9% at December 31, 2003.

3.1.3 Outlook

In 2005, Renault expects the automobile market to remain stable in Europe and to grow slightly in the other main countries in which the Group operates, with the exception of Turkey.

Against this background, Renault will benefit in 2005 from the ongoing renewal of its range. Building on the success of the Mégane family and light commercial vehicles, Renault will profit from the first full year of Modus sales and the launch of the all-new Clio in the second half. The Group will pursue its development outside Europe thanks to the vitality of its current range and the roll-out of the Logan program in many countries, including the production start-up in Russia, Morocco and Colombia.

Overall, in a sluggish market and an environment impacted by the rise in raw material prices, Renault intends to continue to grow its global sales and report a Group operating margin – under IFRS[1] – higher than 4% of revenues.

(1) The main impact of the application of IFRS on Renault's operating margin is the retrospective application of IAS 38 (capitalization of development costs). The application of this standard to the 2004 financial statements would have reduced operating margin by approximately € 300 million, or 0.75% of revenues.

3.1.4 IFRS

3.1.4.1 Statutory Auditor's Report on the consolidated financial statements restated for compliance with IFRS

SPECIAL PURPOSE AUDIT REPORT OF THE STATUTORY AUDITORS ON THE IFRS RESTATED CONSOLIDATED ACCOUNTS FOR THE ACCOUNTING PERIOD 2004.

This is a free translation into English of the original Statutory Auditors' report on the restated consolidated accounts signed and issued in the French language and is provided solely for the convenience of English speaking readers. The auditors' report includes for the information of the reader, as required under French law in any auditor's report, whether qualified or not, an explanatory paragraph separate from and presented below the audit opinion discussing the auditor's assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing the audit opinion on the restated consolidated accounts taken as a whole and not to provide separate assurance on individual account caption or on information taken outside of the restated consolidated accounts. Such report should be read in conjunction and construed in accordance with French law and French auditing professional standards.

At your request and in our capacity as Statutory Auditors of Renault S.A., we have audited the accompanying consolidated accounts for the year ended December 31, 2004, which were restated ("restated consolidated accounts") in accordance with International Financial Reporting Standards ("IFRS"), as adopted in the European Union.

These restated consolidated accounts are the responsibility of the Board. They have been prepared as part of the company's conversion to IFRS as adopted by the European Union in respect of the preparation of the 2005 consolidated financial statements. These restated consolidated accounts are based on the consolidated accounts ("the consolidated accounts") for the year ended December 31, 2004 prepared in accordance with the accounting rules and principles applicable in France which we have audited in accordance with French professional standards. Based on our audit, we issued an unqualified opinion on such consolidated accounts. Our responsibility is to express an opinion on these restated consolidated accounts based on our audit.

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the restated consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the restated consolidated accounts. An audit also includes assessing the accounting principles used and significant estimates made by management for the preparation of the restated consolidated accounts, as well as evaluating the overall presentation of the restated consolidated accounts. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the restated consolidated accounts have been prepared, in all material respects, in accordance with the basis set out in the notes, which describe how IFRS 1 and the other International Financial and Reporting Standards as adopted in the European Union have been applied, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted for the preparation of the first complete set of consolidated financial statements in accordance with IFRS as adopted in the European Union.

Without qualifying our opinion, we draw attention to the fact that Note 2A explains why there is a possibility that the accompanying restated consolidated accounts may require adjustment before their inclusion as comparative information in the consolidated financial statements for the year to December 31, 2005 consolidated financial statements, when the company prepares its first set of consolidated financial statements in accordance with IFRS as adopted in the European Union.

Moreover, because the restated consolidated accounts have been prepared as part of the company's conversion to IFRS as adopted by the European Union in respect of the preparation of the 2005 consolidated financial statements, they do not include comparative information relating to 2003, nor all the explanatory notes required by IFRS as adopted in the European Union, which would be necessary to provide, in accordance with these standards, a fair view of the assets, liabilities, financial position and results of the consolidated group of companies.

February 23, 2005

The Statutory Auditors

DELOITTE & ASSOCIÉS

P. CHASTAING-DOBLIN

A. RAIMI

ERNST & YOUNG AUDIT

J.F. BÉLORGEY

D. MARY-DAUPHIN

3.1.4.2 Consolidated financial statements restated for compliance with IFRS

1. Reasons for publication

In application of EU regulation 1606/2002 of July 19, 2002 concerning International Accounting Standards, the Renault group's consolidated financial statements at December 31, 2005 will be prepared in accordance with IFRS applicable at that date as approved by the European Union. The first financial statements to be published under IFRS will be the half-year and annual financial statements for 2005, including comparative figures for 2004.

The Renault group has prepared a balance sheet at January 1, 2004, the date at which the impacts of the transition to the new standards will be included in equity.

In compliance with the AMF's *(Autorité des Marchés Financiers:* financial markets authority) recommendation on financial communication during the transition period, the Renault group has decided to publish this document providing figures detailing the impact of transition to IFRS on the financial position and performance for 2004.

The restated consolidated financial statements for compliance with IFRS have been reviewed by the Board of Directors and audited by the auditors.

2. Basis for preparation of financial information under IFRS

Renault has always referred to IAS in defining its accounting principles and valuation methods. This has led the Group to apply all the preferential methods allowed by the CRC (*Comité de la Réglementation Comptable:* French accounting standards setter) regulation 99-02 on consolidated financial statements. The only remaining points of divergence from IAS/IFRS are mainly due to incompatibilities between IAS and French regulations, revisions of existing IAS standards and recently-introduced international standards (IFRS 1 to 4).

A/ IFRS REGULATORY FRAMEWORK

The consolidated financial statements as restated for compliance with IFRS have been prepared under IFRS adopted by the European Union at December 31, 2004.

Revised versions or interpretations may be issued for some of these standards, possibly with retroactive effect. This would affect the restated 2004 consolidated financial statements under IFRS as presented here.

The Renault group has opted for early adoption, starting January 1, 2004, of standards IAS 32 and IAS 39 concerning financial instruments, and adoption from January 1, 2005 of IFRS 5 "Non-current assets held for sale and discontinued operations".

B/ CHANGES IN ACCOUNTING POLICIES

Details of changes in Renault accounting policies for compliance with IFRS are provided in Chapter 5, page 140, with the following information: description of the new policy under IFRS, impact on equity at January 1 and December 31, 2004, and impact on the Group's 2004 net income.

In the interests of clarity, this presentation of the transition to IFRS focuses particularly on:

- accounting methods that have been changed;
- the Group's options for the first application of standards.

Only accounting methods that have been changed are described below. Details of other policies are given in the notes to the consolidated financial statements for 2004, prepared under current accounting policies.

In application of IFRS 1 "First time adoption of International Financial Reporting Standards", only options taken up by the Group are described.

The following standards affect the Group's former accounting policies:

IAS 1	Presentation of financial statements
IAS 12	Deferred income taxes
IAS 17	Leases
IAS 32	Financial instruments: disclosure and presentation
IAS 39	Financial instruments: recognition and measurement
IFRS 1	First-time adoption of International Financial Reporting Standards, including restatement of development expenses
IFRS 2	Share-based payment
IFRS 3	Business combinations

C/ CONTENTS OF FINANCIAL INFORMATION UNDER IFRS

The information has been prepared in compliance with the Implementation Guidance provided in IFRS 1:

- reconciliation of the balance sheet at January 1, 2004 under current policies and under IFRS;
- reconciliation of the income statement for the period under current policies and under IFRS;
- reconciliation of the balance sheet at December 31, 2004 under current policies and under IFRS;
- reconciliation of equity under current policies and under IFRS at the transition date i.e. January 1, 2004;
- reconciliation of equity under current policies and under IFRS at the year-end date i.e. December 31, 2004, with the same format and level of information as at the transition date;
- reconciliation of the statement of cash flows under current policies and under IFRS.

These documents are presented in the form of tables showing the transition from the policies previously applied to full compliance with IFRS. The impact of the transition to IFRS is shown for each individual standard.

These tables are preceded by a note explaining the main impacts shown in Chapter 5.

3. Restatement of the Nissan additional quarter

IAS 28 "Investments in associates" requires accounting periods to be consistent from one year to the next. The Renault group has therefore decided to account for its share in Nissan's net income over the 12-month period January 1 – December 31, 2004.

The quarter October 1 – December 31, 2003 has thus been eliminated from the 2004 consolidated financial statements.

The impacts of this elimination are detailed in the table below. The Nissan quarter covering the period October 1 – December 31, 2003 and contributing €432 million, has been eliminated from the net income of companies accounted for by the equity method and included in shareholders' equity at January 1, 2004.

The value of the investment in Nissan accounted for by the equity method is consequently reduced, from €7,219 million to €7,086 million at January 1, 2004. The same investment at December 31, 2004 is unchanged.

€ million	Before restatement of Nissan additional quarter	Restatement of Nissan additional quarter	Impact of translation adjustment	After restatement of Nissan additional quarter
BALANCE SHEET AT JANUARY 1, 2004				
Investments in companies accounted for by the equity method	8,933	432	(565)	8,800
including: Nissan	*7,219*	*432*	*(565)*	*7,086*
Other assets	49,358			49,358
Total assets	**58,291**	**432**	**(565)**	**58,158**
Shareholders' equity (Group share)	13,591	432	(565)	13,458
Other liabilities	44,700			44,700
Total shareholders'equity and liabilities	**58,291**	**432**	**(565)**	**58,158**
GROUP INCOME 2004				
Operating margin	**2,418**			**2,418**
Operating income	**2,148**			**2,148**
Financial expense	**(348)**			**(348)**
Share in net income of companies accounted for by the equity method	**2,452**	**(432)**		**2,020**
Nissan – 12 months	*1,767*			*1,767*
Nissan – additional quarter	*432*	*(432)*		
Other companies accounted for by the equity method	*253*			*253*
Pre-tax income	**4,252**	**(432)**		**3,820**
Current and deferred taxes	(634)			(634)
Group net income	**3,618**	**(432)**		**3,186**
BALANCE SHEET AT DECEMBER 31, 2004				
Investments in companies accounted for by the equity method	9,992			9,992
including: Nissan	*8,259*			*8,259*
Other assets	50,950			50,950
Total assets	**60,942**			**60,942**
Shareholders' equity (Group share)	16,060			16,060
Other liabilities	44,882			44,882
Total shareholders'equity and liabilities	**60,942**			**60,942**

All presentations of the restated consolidated financial statements include the effect of restatement of the Nissan additional quarter.

4. Transition to the new IFRS balance sheet presentation

Under IAS 1 "Presentation of financial statements", it is compulsory to present the balance sheet following a **current/non-current** classification.

The Group currently presents its balance sheet according to liquidity of assets and liabilities, but has reviewed its balance sheet format in view of the obligation to report current/non-current items separately. Assets and liabilities related to the operating cycle, and other items maturing within 12 months, are classified as current; all other assets and liabilities are classified as non-current.

The Sales Financing Division's debts and receivables are considered to relate to its operating cycle and are presented as current assets and current liabilities.

In application of IAS 1, **minority interests** are now included in equity.

A breakdown of impacts on Group balance sheets at January 1, 2004 and December 31, 2004 is shown below. N.B. The balance sheet at January 1, 2004 includes the effect of elimination of the Nissan additional quarter.

Changes in the standards, as described in the rest of this document, are applied under this new format.

This change in presentation has no impact on the income statement.

In the following tables, "current format" refers to the presentation under current policies, and "new format" to the new IFRS presentation.

Details of the transition to the new format for the consolidated balance sheet at January 1, 2004 (reclassifications)

€ million	Investments in companies accounted for by the equity method	Other investments and financial assets	Other receivables and prepaid expenses	Loans and marketable securities	Other balance sheet items (unaffected by change in format)	Total assets
Assets: current format January 1, 2004	8,800	396	2,136	2,854	43,972	58,158
ASSETS: NEW FORMAT						
Non-current assets						
Property, plant and equipment					10,392	10,392
Intangible assets					1,394	1,394
Investments in companies accounted for by the equity method	8,800					8,800
Nissan	*7,086*					*7,086*
Other companies	*1,714*					*1,714*
Deferred tax assets					1,328	1,328
Other non-current financial assets		396		654		1,050
Other non-current assets			108			108
Current assets						
Inventories					4,872	4,872
Sales financing receivables					19,614	19,614
Automobile receivables					2,096	2,096
Other current financial assets				2,200		2,200
Other current assets			2,028			2,028
Cash and cash equivalents					4,276	4,276
TOTAL ASSETS	**8,800**	**396**	**2,136**	**2,854**	**43,972**	**58,158**

€ million	Shareholders' equity	Minority interests	Provisions for post-employment and long-term benefits	Other provisions for risks and liabilities	Interest-bearing borrowings, Automobile Division	Other liabilities and deferred income	Other balance sheet items (unaffected by change in format)	Total share-holders' equity and liabilities
Shareholders' equity and liabilities: current format January 1, 2004	13,458	395	861	2,255	7,069	5,925	28,195	58,158
EQUITY AND LIABILITIES: NEW FORMAT								
Total equity	**13,458**	**395**						**13,853**
Non-current liabilities								
Financial liabilities					4,768		15	4,783
Provisions			810	1,355				2,165
Deferred tax liabilities							885	885
Other non-current liabilities						305		305
Current liabilities								
Financial liabilities (Sales Financing Division)							20,098	20,098
Financial liabilities (Automobile Division)					2,301			2,301
Trade payables							7,197	7,197
Provisions			51	900				951
Other current liabilities						5,620		5,620
TOTAL EQUITY AND LIABILITIES	**13,458**	**395**	**861**	**2,255**	**7,069**	**5,925**	**28,195**	**58,158**

Details of the transition to the new format for the consolidated balance sheet at December 31, 2004 (reclassifications)

€ million	Other investments and financial assets	Other receivables and prepaid expenses	Loans and marketable securities	Other balance sheet items (unaffected by change in format)	Total assets
Assets: current format December 31, 2004	425	2,067	2,269	56,181	60,942
ASSETS: NEW FORMAT					
Non-current assets					
Property, plant and equipment				10,595	10,595
Intangible assets				1,969	1,969
Investments in companies accounted for by the equity method				9,992	9,992
Nissan				*8,259*	*8,259*
Other companies				*1,733*	*1,733*
Deferred tax assets				451	451
Other non-current financial assets	425		691		1,116
Other non-current assets		91			91
Current assets					
Inventories				5,142	5,142
Sales financing receivables				20,633	20,633
Automobile receivables				1,878	1,878
Other current financial assets			1,578		1,578
Other current assets		1,976			1,976
Cash and cash equivalents				5,521	5,521
TOTAL ASSETS	**425**	**2,067**	**2,269**	**56,181**	**60,942**

€ million	Shareholders' equity	Minority interests	Provisions for post-employment and long-term benefits	Other provisions for risks and liabilities	Interest-bearing borrowings, Automobile Division	Other liabilities and deferred income	Other balance sheet items (unaffected by change in format)	Total shareholders' equity and liabilities
Shareholders' equity and liabilities: current format December 31, 2004	16,060	384	816	2,247	7,220	6,391	27,824	60,942
EQUITY AND LIABILITIES: NEW FORMAT								
Total equity	**16,060**	**384**						**16,444**
Non-current liabilities								
Financial liabilities					4,843		15	4,858
Provisions			756	1,381				2,137
Deferred tax liabilities							220	220
Other non-current liabilities						442		442
Current liabilities								
Financial liabilities (Sales Financing Division)							20,355	20,355
Financial liabilities (Automobile Division)					2,377			2,377
Trade payables							7,234	7,234
Provisions			60	866				926
Other current liabilities						5,949		5,949
TOTAL EQUITY AND LIABILITIES	**16,060**	**384**	**816**	**2,247**	**7,220**	**6,391**	**27,824**	**60,942**

5. IFRS and their impact on accounting policies

The changes described below apply to all fully consolidated Group companies.

The impacts concerning investments accounted for by the equity method are reported in paragraph 12.

(1) IAS 12 DEFERRED TAXES

In application of IAS 12 "*Income taxes*" 12.39, *deferred tax liabilities on* temporary differences between the consolidated value and the fiscal value of companies accounted for by the equity method must now be recognized in certain circumstances.

The main impacts of this change concern the investments in Nissan and Volvo, for which a deferred tax liability has been booked.

€ million	Impact of transition to IFRS
Equity at January 1, 2004	**(18)**
2004 Operating margin	-
2004 Financial income (expense)	-
2004 Current and deferred taxes	(23)
2004 Net income	**(23)**
Equity at December 31, 2004	**(41)**

(2) IAS 17 SALES WITH A BUY-BACK COMMITMENT

Sales of new vehicles with a buy-back commitment are now recorded as leases.

The Group considered previously that in view of the useful life applied for depreciation of its own vehicles, sales with buy-back commitments covering periods of 36 months or longer were finance leases, recorded as sales including a financing transaction. IAS 17 stipulates that the vehicle's economic life (i.e. the expected duration of economic use of an asset by one or more users), rather than its useful life, must be the criterion for definition of the sale as an operating or finance lease. This economic life has been assessed by the Group as between 7 and 8 years depending on the type of vehicle. All sales with a buy-back clause are therefore treated as operating leases, and contracts currently in force at the start of the year have been restated in compliance with the retrospective application rule.

€ million	Impact of transition to IFRS
Property, plant and equipment at December 31, 2004	**1,015**
Operating liabilities at December 31, 2004	**413**
Equity at January 1, 2004	**(238)**
2004 Revenues	**(303)**
2004 Operating margin	**(29)**
2004 Financial income (expense)	-
2004 Current and deferred taxes	11
2004 Net income	**(18)**
Equity at December 31, 2004	**(256)**

(3) IAS 32 TREASURY SHARES

IAS 32 "Financial instruments: disclosure and presentation" requires treasury shares to be **deducted from equity** and to reduce the average number of shares used for the determination of earnings per share.

The proceeds on sales of treasury shares are directly included in equity, with no impact on net income.

€ million	Impact of transition to IFRS
Equity at January 1, 2004	**(519)**
2004 Operating margin	-
2004 Financial income (expense)	-
2004 Current and deferred taxes	-
2004 Net income	-
Change in treasury share reserve	11
Equity at December 31, 2004	**(508)**

(4) IAS 39 FINANCIAL INSTRUMENTS

This standard affects the measurement and recognition of the investment portfolio, derivatives, loans and receivables, and liabilities.

Investment portfolio

Investment securities are now generally considered to be "available for sale financial assets", and are stated at fair value. Changes in fair value are included in equity until the instrument is sold. Unrealized losses resulting from a durable decline in the value of these securities are recognized in the income statement.

Investments in unlisted securities representing Group interests in the capital of companies controlled but unconsolidated because non-significant are not concerned by IAS 39, and in application of IAS 27 continue to be stated in the balance sheet at acquisition cost less any provisions.

Derivatives

Derivatives other than hedging instruments are stated at fair value, with any changes in fair value included in the income statement.

Derivatives that qualify as hedging instruments are stated at fair value. Changes in the fair value of the hedging instrument are included in the income statement. The hedged item is stated at fair value, and changes in the fair value of the hedged item are also included in the income statement.

Changes in the value of derivatives hedging future cash flows are included in equity and recognized in the income statement when the hedged operation is realised.

For the Automobile activity, the main impacts concern occasional hedging operations at the initiative of Renault s.a.s. and Renault S.A.

Loans and receivables

The Sales Financing activity is by nature the most affected by adoption of IAS 39. The main impacts concern:

- inclusion of external distribution costs in the interest rate for loans as contract acquisition costs, such that the interest rate is constant over the term of the loan, instead of immediately charging these costs to expenses for the period;
- adaptation of the methods for establishing provisions to cover credit risks, for compliance with IAS 39: this mainly concerns discounting future cash flows from doubtful receivables, and estimation of provisions based on a known risk portfolio, particularly for receivables on dealers;
- the accounting treatment of macro-hedging operations under the cash flow hedging method, with a corresponding impact on equity equivalent to the fair value (ex coupon) of macro-hedging derivatives.

€ million	Impact of transition to IFRS
Equity at January 1, 2004	**186**
2004 Operating margin	26
2004 Other operating income and expenses	(3)
2004 Financial income (expense)	(35)
2004 Current and deferred taxes	2
2004 Net income	**(10)**
Revaluation reserve taken to income	112
Equity at December 31, 2004	**288**

(5) IAS 39 SPECIFIC CASE: REDEEMABLE SHARES

In 1983 and 1984, Renault issued 2 million redeemable shares. They earn a return comprising a fixed portion and a variable portion that depends on consolidated revenues and is calculated based on identical Group scope and methods. There is no fixed redemption date, but these shares can be redeemed by the issuer at a predetermined price.

In view of the current interpretation of IAS 39 on financial instruments, the Group considers that the variable portion of the return on redeemable shares qualifies as an embedded derivative. Since separate measurement of this derivative from the host contract issuance date is not possible, the whole redeemable share must be stated at **fair value** in the balance sheet, and any changes in fair value included in the income statement.

As Renault's redeemable shares are listed, the fair value is identical to their market value.

Since IAS 39 has no detailed position on the accounting treatment for these shares, Renault has decided to state them at fair value. However, the professional or standard-setting bodies that have not yet published their position could issue a different interpretation, which would lead Renault to discontinue this treatment and state redeemable shares at amortized cost. This would give a value close to the value used in the 2004 consolidated financial statements under current policies.

Measuring redeemable shares at market value results in a €370 million increase in the Group's liabilities at January 1, 2004, and a €241 million decrease in equity, net of taxes.

In 2004, Renault repurchased 60% of its redeemable shares. Measuring these shares at market value at January 1, 2004 reduces the €343 million loss recorded on this repurchase under current policies to a loss of €121 million under IFRS.

In view of the change in the market value of the remaining redeemable shares over 2004, the Group also recorded a financial expense of €170 million under IFRS.

€ million	Impact of transition to IFRS
Equity at January 1, 2004	**(241)**
2004 Operating margin	-
2004 Financial income (expense)	52
2004 Current and deferred taxes	(18)
2004 Net income	**34**
Equity at December 31, 2004	**(207)**

(6) IFRS 1/IAS 19 UNRECOGNIZED ACTUARIAL GAINS/LOSSES ON POST-EMPLOYMENT BENEFITS

The Group has applied IAS 19 (revised) on employee benefits since 1999. *Accordingly, Renault establishes provisions to cover the relevant* obligations, the most significant being retirement benefits for French employees and holiday pay. To limit provision volatility due to changes over time in the parameters used to calculate the provisions (mostly external to the company's business), IAS 19 allows companies to recognize actuarial variances only when they exceed a certain amount. This is known as the "corridor" rule.

IFRS 1 "First-time adoption of International Financial Reporting Standards" allows companies to include all **actuarial gains and losses** not yet recognized in application of the "corridor" rule in the relevant provisions, with a corresponding **adjustment to equity** at January 1, 2004. The Group has decided to apply this option.

€ million	Impact of transition to IFRS
Equity at January 1, 2004	**(27)**
2004 Operating margin	-
2004 Financial income (expense)	-
2004 Current and deferred taxes	-
2004 Net income	-
Equity at December 31, 2004	**(27)**

(7) IFRS 1/IAS 21 TRANSLATION ADJUSTMENTS

IFRS 1 "First-time adoption of International Financial Reporting Standards" allows companies to **reclassify accumulated translation adjustments** in consolidated reserves at January 1, 2004. As a result, when a foreign country's business is sold, the resulting gain or loss included in income will not reflect the positive or negative effects of monetary fluctuations generated prior to the transition date. The Group intends to apply this option, which will have no impact on the total amount of equity at January 1, 2004.

€ million	Impact of transition to IFRS
Equity at January 1, 2004	-
2004 Change in Translation adjustments	**1,066**
2004 Change in Other consolidated reserves	**(1,066)**
Equity at December 31, 2004	-

(8) IFRS 1/IAS 23 BORROWING COSTS

In its transition to IFRS, the Group has decided to opt for the benchmark treatment allowed by IAS 23, and consequently to exclude borrowing costs *not yet amortized at January 1, 2004 from the cost of fixed assets.*

€ million	Impact of transition to IFRS
Equity at January 1, 2004	**(11)**
2004 Operating margin	4
2004 Financial income (expense)	-
2004 Current and deferred taxes	(1)
2004 Net income	**3**
Equity at December 31, 2004	**(8)**

(9) IFRS 1/IAS 38 DEVELOPMENT EXPENSES

The Group began to apply IAS 38 prospectively from 2002, as allowed by the standard's transitional measures.

IFRS 1 "First-time adoption of International Financial Reporting Standards" requires **retrospective application** of IFRS standards at the transition date i.e. January 1, 2004. Consequently, development costs concerned by IAS 38 which were charged to expenses prior to January 1, 2002 have been capitalized at their net book value at that date, since most of the information necessary is available and deemed sufficiently reliable.

The opening balance sheet at January 1, 2004 thus shows a net capitalized value of €975 million. The operating margin will be affected until the end of the residual amortization period for capitalized development expenses.

€ million	Impact of transition to IFRS
Equity at January 1, 2004	**634**
2004 Operating margin	(293)
2004 Financial income (expense)	-
2004 Current and deferred taxes	102
2004 Net income	**(191)**
Equity at December 31, 2004	**443**

€ million	Impact of transition to IFRS
Equity at January 1, 2004	**0**
2004 Operating margin	(11)
2004 Financial income (expense)	-
2004 Current and deferred taxes	-
2004 Net income	**(11)**
2004 Change in Other consolidated reserves	11
Equity at December 31, 2004	**0**

(10) IFRS 2 SHARE-BASED PAYMENT

Application of IFRS 2 " Share-based payment " brings about a change in the way stock option plans granted by the Group to employees are recorded. The value of these plans, previously considered as **complementary remuneration**, is now **treated as an expense**.

In compliance with IFRS 1, the Renault group has only applied this change to options granted in September 2003 and September 2004, i.e. after November 7, 2002, for which the stock purchase rights will only be vested at January 1, 2005. To measure the complementary remuneration on these options, the Group uses the binomial valuation method. The expense is spread on a straight-line basis over the period between the grant date and the vesting date, i.e. 4 years for the plans concerned. Application of this standard has a negative impact on the restated net income for 2004. It will also have an impact on future earnings, as rights become vested, with a corresponding adjustment to equity. It has no impact on total equity at January 1, 2004 and December 31, 2004.

(11) IFRS 3 BUSINESS COMBINATIONS (EXCLUDING COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD)

As allowed by IFRS 1 "First-time adoption of International Financial Reporting Standards", the Group has opted to apply IFRS 3 "Business combinations" to acquisitions on or after January 1, 2004, and **no longer amortizes goodwill** from that date.

Any residual negative goodwill has been cancelled via an adjustment to equity in the opening balance sheet at that date.

Besides, goodwill is expressed in the functional currency of each acquired entity. The exchange differences measured between the acquisition date and the transition date have been accounted for in equity at January 1, 2004.

€ million	Impact of transition to IFRS
Equity at January 1, 2004	**(14)**
2004 Operating margin	30
2004 Current and deferred taxes	-
2004 Net income	**30**
2004 Change in Translation adjustment	**(1)**
Equity at December 31, 2004	**15**

(12) IMPACT OF THE TRANSITION TO IFRS FOR COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

As indicated in the introduction to this section, restatements for compliance with IFRS also apply to investments accounted for by the equity method.

The impact of the transition to IFRS for investments accounted for by the equity method is split as follow:

€ million	Equity 01/01/2004	Share in net income 2004	Translation adjustment and others	Equity 31/12/04
NISSAN	(194)	(78)	(58)	(330)
Other investments accounted for by the equity method	67	(19)	3	51
Total impacts of transition to IFRS	**(127)**	**(97)**	**(55)**	**(279)**

As regarding Nissan, the impact of the transition to IFRS is analyzed below:

€ million	January 1, 2004	Share in net income 2004	Dividends	Translation adjustment and other	December 31, 2004
A/ SHARE OF NET ASSETS					
Under current accounting policies	**6,607**	**2,248**	**(345)**	**(814)**	**7,696**
Restatement of Nissan additional quarter	(123)	(442)		565	
Under current accounting policies after restatement of Nissan additional quarter	**6,484**	**1,806**	**(345)**	**(249)**	**7,696**
Impacts of transition to IFRS (after tax)	(403)	(104)		(86)	(593)
Relution impact of Nissan's treasury shares	*(262)*	*48*		*(46)*	*(260)*
IFRS 1 /IAS 19 Actuarial gains/ losses on pensions	*(540)*	*17*		*11*	*(512)*
IFRS 1 /IAS 38 R & D expenses	*198*	*(85)*		*(8)*	*105*
Other impacts	*201*	*(84)*		*(43)*	*74*
Total under IFRS	**6,081**	**1,702**	**(345)**	**(335)**	**7,103**

€ million	January 1, 2004	Share in net income 2004	Dividends	Translation adjustment and other	December 31, 2004
B/ GOODWILL ON ACQUISITION					
Under current accounting policies	**612**	**(49)**			**563**
Restatement of Nissan additional quarter	(10)	10			
Under current accounting policies after restatement of Nissan additional quarter	**602**	**(39)**			**563**
Impacts of transition to IFRS	209	26		28	263
Relution impact of Nissan's treasury shares	*262*			*45*	*307*
Other impacts	*(53)*	*26*		*(17)*	*(44)*
Total under IFRS	**811**	**(13)**		**28**	**826**

€ million	January 1, 2004	Share in net income 2004	Dividends	Translation adjustment and other	December 31, 2004
A+B/ INVESTMENT IN NISSAN ACCOUNTED FOR BY THE EQUITY METHOD					
Under current accounting policies	**7,219**	**2,199**	**(345)**	**(814)**	**8,259**
Restatement of Nissan additional quarter	(133)	(432)		565	
Under current accounting policies after restatement of Nissan additional quarter	**7,086**	**1,767**	**(345)**	**(249)**	**8,259**
Impacts of transition to IFRS	(194)	(78)		(58)	(330)
Total under IFRS	**6,892**	**1,689**	**(345)**	**(307)**	**7,929**

6. Impacts in figures

Figures for the impacts of transition to IFRS on the Group's consolidated financial statements are presented in the following tables, each showing the figures under the current policies, restatements for each standard, and figures under IFRS.

A/ ANALYSIS OF THE TRANSITION FOR THE CONSOLIDATED BALANCE SHEET AT JANUARY 1, 2004

€ million	January 1, 2004 under current accounting policies	IAS 12 Deferred taxes (1)	IAS 17 Sales with buy-back commitments (2)	IAS 32 Treasury shares (3)	IAS 39 Financial instruments (4)	IAS 39 Redeemable shares (5)	IFRS 1 /IAS 19 Actuarial gains/ losses on pensions (6)	IFRS 1 /IAS 21 Translation adjustments (7)	IFRS 1 /IAS 23 Borrowing costs (8)	IFRS 1 /IAS 38 Development expenses (9)	IFRS 2 Share-based payment (10)	IFRS 3 Business combinations except equity method companies (11)	Impact of transition to IFRS on equity method companies (12)	Total impacts of transition to IFRS	January 1, 2004 under IFRS
ASSETS															
Non-current assets															
Property, plant and equipment	10,392		957						(17)					940	11,332
Intangible assets	1,394									975		(15)		960	2,354
Investments in companies accounted for by the equity method	8,800												(127)	(127)	8,673
Nissan	*7,086*												*(194)*	*(194)*	*6,892*
Other companies	*1,714*												*67*	*67*	*1,781*
Deferred tax assets	1,328	(9)	130	(2)	72	129	12		4	(341)				(5)	1,323
Other non-current financial assets	1,050			(521)	384									(137)	913
Other non-current assets	108				(46)									(46)	62
Current assets															
Inventories	4,872														4,872
Sales Financing receivables	19,614		(942)		156									(786)	18,828
Automobile receivables	2,096														2,096
Other current financial assets	2,200				459									459	2,659
Other current assets	2,028				(272)									(272)	1,756
Cash and cash equivalents	4,276														4,276
TOTAL ASSETS	**58,158**	**(9)**	**145**	**(523)**	**753**	**129**	**12**		**(13)**	**634**		**(15)**	**(127)**	**986**	**59,144**

€ million	January 1, 2004 under current accounting policies	IAS 12 Deferred taxes [1]	IAS 17 Sales with buy-back commitments [2]	IAS 32 Treasury shares [3]	IAS 39 Financial instruments [4]	IAS 39 Redeemable shares [5]	IFRS 1 /IAS 19 Actuarial gains/ losses on *pensions* [6]	IFRS 1 /IAS 21 Translation adjustments [7]	IFRS 1 /IAS 23 Borrowing costs [8]	IFRS 1 /IAS 38 Development expenses [9]	IFRS 2 Share-based payment [10]	IFRS 3 Business combinations except equity *method* companies [11]	Impact of transition to IFRS on equity method companies [12]	Total impacts of transition to IFRS	January 1, 2004 under IFRS
EQUITY AND LIABILITIES															
Total equity	**13,853**	**(18)**	**(238)**	**(519)**	**186**	**(241)**	**(27)**		**(11)**	**634**		**(14)**	**(127)**	**(375)**	**13,478**
Non-current liabilities															
Financial liabilities	4,783				215	370								585	5,368
Provisions	2,165			(4)			39					(1)		34	2,199
Deferred tax liabilities	885	9			135				(2)					142	1,027
Other non-current liabilities	305				(24)									(24)	281
Current liabilities															
Financial liabilities (Sales Financing Division)	20,098				321									321	20,419
Financial liabilities (Automobile Division)	2,301				90									90	2,391
Trade payables	7,197														7,197
Provisions	951		(8)		(9)									(17)	934
Other current liabilities	5,620		391		(161)									230	5,850
TOTAL EQUITY AND LIABILITIES	**58,158**	**(9)**	**145**	**(523)**	**753**	**129**	**12**		**(13)**	**634**		**(15)**	**(127)**	**986**	**59,144**

(1) Mainly deferred taxes on temporary differences between consolidated and fiscal value of companies accounted for by the equity method (cost of the tax discrepancy resulting from distribution of their profits).

(2) Sales with buy-back commitments covering more than 36 months. The vehicles are no longer considered sold, but leased. They are capitalized at cost and depreciated over the duration of the buy-back clause. Lease payments received in advance are recorded under "Other current liabilities".

(3) Treasury shares are directly deducted from equity at acquisition cost.

(4) The impacts on financial assets mainly relate to changes in the fair value of derivatives. The impacts on financial liabilities relate to changes in the fair value of the debts hedged, and changes in the fair value of derivatives.

(5) Redeemable shares are stated at market value. The impact before deferred taxes on Group indebtedness is €370 million. The impact after deferred taxes on the opening balance is included in equity.

(6) The Group has decided to include previously unrecognized actuarial gains and losses in the provision for pension benefits for the consolidated companies at January 1, 2004, leading to a €39 million increase in the provision.

(7) Under the option allowed by IFRS 1, the translation adjustment at January 1 has been reclassified as Other reserves. This reclassification has no impact on equity.

(8) Since the Group has decided to stop capitalizing borrowing costs, their net value has been cancelled via an adjustment to equity at January 1, 2004.

(9) The restatement of intangible assets corresponds to the capitalized amount of development expenses originating prior to 2002 and the cumulative depreciation at January 1, 2004.

(10) Stock option plans granted to employees have been valued for plans granted since 2003. As the expense is directly deducted from equity, this has no impact on total equity.

(11) In accordance with IFRS 3, the Group no longer amortizes goodwill, and now recognizes negative goodwill immediatly in profit or loss. All negative goodwill has therefore been cancelled via an adjustment to equity at January 1, 2004.

(12) The impacts of the transition to IFRS on companies accounted for by the equity method mainly concern Nissan. Details of these impacts by standard are provided on page 156, note 12. These impacts includes cancellation of negative goodwill relating to companies accounted for by the equity method via an adjustment to equity at January 1, 2004.

B/ ANALYSIS OF THE TRANSITION FOR THE 2004 CONSOLIDATED INCOME STATEMENT

€ million	2004 under current accounting policies	IAS 12 Deferred taxes (1)	IAS 17 Sales with buy-back commit-ments (2)	IAS 32 Treasury shares (3)	IAS 39 Financial instruments (4)	IAS 39 Redeem-able shares (5)	IFRS 1 /IAS 19 Actuarial gains/ losses on pensions (6)	IFRS 1 /IAS 21 Trans-lation adjust-ments (7)	IFRS 1 /IAS 23 Borrowing costs (8)	IFRS 1 /IAS 38 Develop-ment expenses (9)	IFRS 2 Share-based payment (10)	IFRS 3 Business combin-ations except equity method companies (11)	Impact of transition to IFRS on equity method companies (12)	Total impacts of transition to IFRS	2004 under IFRS
Sales of goods and services	38,772		(220)											(220)	38,552
Sales financing revenues	1,943		(83)		(120)									(203)	1,740
Revenues	**40,715**		**(303)**		**(120)**									**(423)**	**40,292**
Cost of goods and services sold	(31,162)		209		(1)				4		(11)			201	(30,961)
Cost of sales financing	(1,171)		65		116									181	(990)
Research and deve-lopment expenses	(1,383)									(293)				(293)	(1,676)
Selling, general and administrative expenses	(4,581)				31									31	(4,550)
Operating Margin	**2,418**		**(29)**		**26**				**4**	**(293)**	**(11)**			**(303)**	**2,115**
Other operating income and expenses	(270)				(3)							30		27	(243)
Operating Income	**2,148**		**(29)**		**23**				**4**	**(293)**	**(11)**	**30**		**(276)**	**1,872**
Net interest income (expenses)	(22)														(22)
Repurchase of redeemable shares	(343)					222								222	(121)
Other financial income and expenses	17				(35)	(170)								(205)	(188)
Financial expense	**(348)**				**(35)**	**52**								**17**	**(331)**
Share in net income of companies accounted for by the equity method	2,020												(97)	(97)	1,923
Nissan - 12 months	*1,767*												*(78)*	*(78)*	*1,689*
Other companies accounted for by the equity method	*253*												*(19)*	*(19)*	*234*
Group pre-tax income	**3,820**		**(29)**		**(12)**	**52**			**4**	**(293)**	**(11)**	**30**	**(97)**	**(356)**	**3,464**
Current and deferred taxes	(634)	(23)	11		2	(18)			(1)	102				73	(561)
Group net income	**3,186**	**(23)**	**(18)**		**(10)**	**34**			**3**	**(191)**	**(11)**	**30**	**(97)**	**(283)**	**2,903**

(1) Mainly deferred taxes on temporary differences between consolidated and fiscal value of companies accounted for by the equity method (cost of the tax discrepancy resulting from distribution of their profits).

(2) Sales with buy-back commitments covering more than 36 months. The vehicles are no longer considered sold, but leased. Revenues: the sale is cancelled and replaced by the recognition of the lease income over the duration of the buy-back clause. Cost of goods and services sold/cost of sales financing: the cost of goods sold is cancelled and replaced by the depreciation of the vehicles capitalized.

(3) Proceeds on sales of treasury shares are no longer included in income, but recognized directly in equity.

(4) Impacts on the operating margin concern the Sales Financing Division, impacts on financial income concern the Automobile Division.

(5) As redeemable shares are stated at market value at the start of the year, the loss on repurchase of these shares in 2004 is reduced by €222 million. The unrealized loss on the remaining shares, resulting from the evolution of the market value during the exercice, amounts to €170 million.

(6) The Group has decided to include previously unrecognized actuarial gains and losses in the provision for pension benefits for the consolidated companies at January 1, 2004. As these actuarial gains and losses remain within the "corridor" and do not lead to recognition of any expense nor revenue in 2004, there is no impact on net income of the year.

(7) The translation adjustments at January 1 have been reclassified as "Other reserves". As no foreign country's business was sold in 2004, this has no impact on net income.

(8) Since the Group has decided to stop capitalizing borrowing costs, the corresponding amortization recorded for 2004 has been cancelled.

(9) The expense corresponds to the amortization charge for development expenses originating prior to 2002 and capitalized at January 1, 2004.

(10) The value of stock option plans granted to employees, which is spread on a straight-line basis over the period between the grant date and the option vesting date, has led the Group to record an expense of €11 million for 2004.

(11) In accordance with IFRS 3, the Group no longer amortizes goodwill. This has an impact of €30 million, excluding companies accounted for by the equity method.

(12) The impacts of the transition to IFRS on companies accounted for by the equity method mainly concern Nissan. Details of these impacts by standard are provided on page 156, note 12.

C/ ANALYSIS OF THE TRANSITION FOR THE CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2004

€ million	December 31, 2004 under current accounting policies	IAS 12 Deferred taxes [1]	IAS 17 Sales with buy-back commit-ments [2]	IAS 32 Treasury shares [3]	IAS 39 Financial instru-ments [4]	IAS 39 Redeem-able shares [5]	IFRS 1 /IAS 19 Actuarial gains/ losses on pensions [6]	IFRS 1 /IAS 21 Trans-lation adjust-ments [7]	IFRS 1 /IAS 23 Borrowing costs [8]	IFRS 1 /IAS 38 Develop-ment expenses [9]	IFRS 2 Share-based payment [10]	IFRS 3 Business combin-ations except equity method companies [11]	Impact of transition to IFRS on equity method companies [12]	Total impacts of transition to IFRS	December 31, 2004 under IFRS
ASSETS															
Non-current assets															
Property, plant and equipment	10,595		1,015						(13)					1,002	11,597
Intangible assets	1,969									681		7		688	2,657
Investments in companies accounted for by the equity method	9,992												(279)	(279)	9,713
Nissan	*8,259*												*(330)*	*(330)*	*7,929*
Other companies	*1,733*												*51*	*51*	*1,784*
Deferred tax assets	451	(32)	142	(1)	(50)	111	12		3	(71)				114	565
Other non-current financial assets	1,116			(509)	436									(73)	1,043
Other non-current assets	91				(35)									(35)	56
Current assets															
Inventories	5,142														5,142
Sales Financing receivables	20,633		(1,010)		184									(826)	19,807
Automobile receivables	1,878														1,878
Other current financial assets	1,578				496									496	2,074
Other current assets	1,976				(254)									(254)	1,722
Cash and cash equivalents	5,521														5,521
TOTAL ASSETS	60,942	(32)	147	(510)	777	111	12		(10)	610		7	(279)	833	61,775

€ million	December 31, 2004 under current accounting policies	IAS 12 Deferred taxes (1)	IAS 17 Sales with buy-back commit-ments (2)	IAS 32 Treasury shares (3)	IAS 39 Financial instru-ments (4)	IAS 39 Redeem-able shares (5)	IFRS 1 /IAS 19 Actuarial gains/ losses on pensions (6)	IFRS 1 /IAS 21 Trans-lation adjust-ments (7)	IFRS 1 /IAS 23 Borrowing costs (8)	IFRS 1 /IAS 38 Develop-ment expenses (9)	IFRS 2 Share-based payment (10)	IFRS 3 Business combin-ations except equity method companies (11)	Impact of transition to IFRS on equity method companies (12)	Total impacts of transition to IFRS	December 31, 2004 under IFRS
EQUITY AND LIABILITIES															
Total equity	**16,444**	**(41)**	**(256)**	**(508)**	**288**	**(207)**	**(27)**		**(8)**	**443**		**15**	**(279)**	**(580)**	**15,864**
Non-current liabilities															
Financial liabilities	4,858				228	318								546	5,404
Provisions	2,137			(2)			39					(8)		29	2,166
Deferred tax liabilities	220	9			60				(2)	167				234	454
Other non-current liabilities	442				(16)									(16)	426
Current liabilities															
Financial liabilities (Sales Financing Division)	20,355				274									274	20,629
Financial liabilities (Automobile Division)	2,377				121									121	2,498
Trade payables	7,234														7,234
Provisions	926		(10)		(6)									(16)	910
Other current liabilities	5,949		413		(172)									241	6,190
TOTAL EQUITY AND LIABILITIES	**60,942**	**(32)**	**147**	**(510)**	**777**	**111**	**12**		**(10)**	**610**		**7**	**(279)**	**833**	**61,775**

(1) Mainly deferred taxes on temporary differences between consolidated and fiscal value of companies accounted for by the equity method (cost of the tax discrepancy resulting from distribution of their profits).

(2) Sales with buy-back commitments covering more than 36 months. The vehicles are no longer considered sold, but leased. They are capitalized at cost and depreciated over the duration of the buy-back clause. Lease payments received in advance are recorded under "Other current liabilities".

(3) Treasury shares are directly deducted from equity at acquisition cost.

(4) The impacts on financial assets mainly relate to changes in the fair value of derivatives. The impacts on financial liabilities relate to changes in the fair value of the debts hedged, and changes in the fair value of derivatives.

(5) Redeemable shares are stated at market value. The impact before deferred taxes on Group indebtedness is €318 million. The impact after deferred taxes on the opening balance is included in equity.

(6) The Group has decided to include previously unrecognized actuarial gains and losses in the provision for pension benefits for the consolidated companies at January 1, 2004, leading to a €39 million increase in the provision.

(7) Under the option allowed by IFRS 1, the translation adjustment as recorded in equity at January 1 has been reclassified as Other reserves. This reclassification has no impact on equity.

(8) Since the Group has decided to stop capitalizing borrowing costs, their net value has been cancelled via an adjustment to equity at January 1, 2004.

(9) The restatement of intangible assets corresponds to the capitalized amount of development expenses originating prior to 2002 and the cumulative depreciation at December 31, 2004.

(10) The value of stock option plans granted to employees, which is spread on a straight-line basis over the period between the grant date and the option vesting date, has led the Group to record an expense of €11 million for 2004. As the expense is directly deducted from equity, this has no impact on total equity.

(11) In accordance with IFRS 3, the Group no longer amortizes goodwill, and now recognizes negative goodwill immediatly in profit or loss. All negative goodwill has therefore been cancelled via an adjustment to equity at January 1, 2004, and the Group discontinued amortization of goodwill as of that date.

(12) The impacts of the transition to IFRS on companies accounted for by the equity method mainly concern Nissan. Details of these impacts by standard are provided on page 156, note 12. These impacts includes cancellation of negative goodwill relating to companies accounted for by the equity method via an adjustment to equity at January 1, 2004.

D/ ANALYSIS OF THE TRANSITION FOR EQUITY AT JANUARY 1 AND DECEMBER 31, 2004

€ million	Share capital	Treasury shares	Revaluation of financial instruments	Translation adjusment	Other reserves	Net income, Equity holders of the parent	Equity attributable to equity holders of the parent	Minority interests	Total
OPENING BALANCE AT JANUARY 1, 2004 UNDER CURRENT ACCOUNTING POLICIES	**4,539**			**(1,066)**	**7,638**	**2,480**	**13,591**	**395**	**13,986**
Restatement of Nissan additional quarter					133		(133)		(133)
OPENING BALANCE AS AT JANUARY 1, 2004 AFTER RESTATEMENT OF NISSAN ADDITIONAL QUARTER	**4,539**			**(1,066)**	**7,505**	**2,480**	**13,458**	**395**	**13,853**
IAS 12 Deferred taxes					(18)		(18)		(18)
IAS 17 Sales with buy-back commitments					(238)		(238)		(238)
IAS 32 Treasury shares		(519)					(519)		(519)
IAS 39 Financial instruments			(35)		221		186		186
IAS 39 Reedemable shares					(241)		(241)		(241)
IFRS1 / IAS 19 Pensions - actuarial gains/losses					(27)		(27)		(27)
IFRS1 / IAS 21 Translation adjustments				1,066	(1,066)				
IFRS1 / IAS 23 Borrowing costs					(11)		(11)		(11)
IFRS1 / IAS 38 Development expenses					634		634		634
IFRS2 Share-based payments									
IFRS3 Business combinations					(14)		(14)		(14)
Impact of transition to IFRS on equity method companies					(127)		(127)		(127)
Total impacts of transition to IFRS		**(519)**	**(35)**	**1,066**	**(887)**		**(375)**		**(375)**
OPENING BALANCE AT JANUARY 1, 2004 UNDER IFRS	**4,539**	**(519)**	**(35)**		**6,618**	**2,480**	**13,083**	**395**	**13,478**

€ million	Share capital	Treasury shares	Revaluation of financial instruments	Translation adjusment	Other reserves	Net income, Equity holders of the parent	Equity attributable to equity holders of the parent	Minority interests	Total
CLOSING BALANCE AT DECEMBER 31, 2004 UNDER CURRENT ACCOUNTING POLICIES	**4,539**			**(1,791)**	**9,761**	**3,551**	**16,060**	**384**	**16,444**
Restatement of Nissan additional quarter				565	(133)	(432)			
CLOSING BALANCE AT DECEMBER 31, 2004 AFTER RESTATEMENT OF NISSAN ADDITIONAL QUARTER	**4,539**			**(1,226)**	**9,628**	**3,119**	**16,060**	**384**	**16,444**
IAS 12 Deferred taxes					(18)	(23)	(41)		(41)
IAS 17 Sales with buy-back commitments					(238)	(18)	(256)		(256)
IAS 32 Treasury shares		(508)					(508)		(508)
IAS 39 Financial instruments			77		221	(10)	288		288
IAS 39 Reedemable shares					(241)	34	(207)		(207)
IFRS1 / IAS 19 Pensions - actuarial gains/losses					(27)		(27)		(27)
IFRS1 / IAS 21 Translation adjustments				1,066	(1,066)				
IFRS1 / IAS 23 Borrowing costs					(11)	3	(8)		(8)
IFRS1 / IAS 38 Development expenses					634	(191)	443		443
IFRS2 Share-based payments					11	(11)			
IFRS3 Business combinations				(1)	(14)	30	15		15
Impact of transition to IFRS on equity method companies				(55)	(127)	(97)	(279)		(279)
Total impacts of transition to IFRS		**(508)**	**77**	**1,010**	**(876)**	**(283)**	**(580)**		**(580)**
CLOSING BALANCE AT DECEMBER 31, 2004 UNDER IFRS	**4,539**	**(508)**	**77**	**(216)**	**8,752**	**2,836**	**15,480**	**384**	**15,864**

7. Key figures for the restated consolidated financial statements

A/ COMPARISON OF CONSOLIDATED BALANCE SHEET (CURRENT POLICIES/IFRS) AT JANUARY 1, 2004

€ million	January 1, 2004 under current accounting policies	Total impacts of transition to IFRS	January 1, 2004 under IFRS
ASSETS			
Non-current assets			
Property, plant and equipment	10,392	940	11,332
Intangible assets	1,394	960	2,354
Investments in companies accounted for by the equity method	8,800	(127)	8,673
Nissan	*7,086*	*(194)*	*6,892*
Other companies	*1,714*	*67*	*1,781*
Deferred tax assets	1,328	(5)	1,323
Other non-current financial assets	1,050	(137)	913
Other non-current assets	108	(46)	62
Current assets			
Inventories	4,872		4,872
Sales Financing receivables	19,614	(786)	18,828
Automobile receivables	2,096		2,096
Other current financial assets	2,200	459	2,659
Other current assets	2,028	(272)	1,756
Cash and cash equivalents	4,276		4,276
TOTAL ASSETS	**58,158**	**986**	**59,144**
EQUITY AND LIABILITIES			
Total equity	**13,853**	**(375)**	**13,478**
Non-current liabilities			
Financial liabilities	4,783	585	5,368
Provisions	2,165	34	2,199
Deferred tax liabilities	885	142	1,027
Other non-current liabilities	305	(24)	281
Current liabilities			
Financial liabilities (Sales Financing Division)	20,098	321	20,419
Financial liabilities (Automobile Division)	2,301	90	2,391
Trade payables	7,197		7,197
Provisions	951	(17)	934
Other current liabilities	5,620	230	5,850
TOTAL EQUITY AND LIABILITIES	**58,158**	**986**	**59,144**

B/ COMPARISON OF CONSOLIDATED INCOME STATEMENT FOR 2004

€ million	2004 under current accounting policies	Total impacts of transition to IFRS	2004 under IFRS
Sales of goods and services	38,772	(220)	38,552
Sales financing revenues	1,943	(203)	1,740
Revenues	**40,715**	**(423)**	**40,292**
Cost of goods and services sold	(31,162)	201	(30,961)
Cost of sales financing	(1,171)	181	(990)
Research and development expenses	(1,383)	(293)	(1,676)
Selling, general and administrative expenses	(4,581)	31	(4,550)
Operating margin	**2,418**	**(303)**	**2,115**
Other operating income and expenses	(270)	27	(243)
Operating Income	**2,148**	**(276)**	**1,872**
Net interest income (expenses)	(22)		(22)
Repurchase of redeemable shares	(343)	222	(121)
Other financial income and expenses	17	(205)	(188)
Financial expense	**(348)**	**17**	**(331)**
Share in net income of companies accounted for by the equity method	2,020	(97)	1,923
Nissan - 12 months	*1,767*	*(78)*	*1,689*
Other companies accounted for by the equity method	*253*	*(19)*	*234*
Group pre-tax income	**3,820**	**(356)**	**3,464**
Current and deferred taxes	(634)	73	(561)
Group net income	**3,186**	**(283)**	**2,903**
Net income, Minority interests	(67)		(67)
Net income, Equity holders of the parent	**3,119**		**2,836**
Earnings per share in €	11.73		11.13
Number of shares oustanding (in thousands)	265,960		254,694

C/ COMPARISON OF CONSOLIDATED BALANCE SHEET (CURRENT POLICIES/IFRS) AT DECEMBER 31, 2004

€ million	December 31, 2004 under current accounting policie	Total impacts of transition to IFRS	December 31, 2004 under IFRS
ASSETS			
Non-current assets			
Property, plant and equipment	10,595	1,002	11,597
Intangible assets	1,969	688	2,657
Investments in companies accounted for by the equity method	9,992	(279)	9,713
Nissan	*8,259*	*(330)*	*7,929*
Other companies	*1,733*	*51*	*1,784*
Deferred tax assets	451	114	565
Other non-current financial assets	1,116	(73)	1,043
Other non-current assets	91	(35)	56
Current assets			
Inventories	5,142		5,142
Sales Financing receivables	20,633	(826)	19,807
Automobile receivables	1,878		1,878
Other current financial assets	1,578	496	2,074
Other current assets	1,976	(254)	1,722
Cash and cash equivalents	5,521		5,521
TOTAL ASSETS	**60,942**	**833**	**61,775**
EQUITY AND LIABILITIES			
Total equity	**16,444**	**(580)**	**15,864**
Non-current liabilities			
Financial liabilities	4,858	546	5,404
Provisions	2,137	29	2,166
Deferred tax liabilities	220	234	454
Other non-current liabilities	442	(16)	426
Current liabilities			
Financial liabilities (Sales Financing Division)	20,355	274	20,629
Financial liabilities (Automobile Division)	2,377	121	2,498
Trade payables	7,234		7,234
Provisions	926	(16)	910
Other current liabilities	5,949	241	6,190
TOTAL EQUITY AND LIABILITIES	**60,942**	**833**	**61,775**

D/ CHANGES IN CONSOLIDATED EQUITY FOR 2004

€ million	Share capital	Treasury shares	Revaluation of financial instruments	Translation adjusment	Other reserves	Net income, Equity holders of the parent	Equity attributable to equity holders of the parent	Minority interests	Total
Opening balance at January 1, 2004 under IFRS	**4,539**	**(519)**	**(35)**		**6,618**	**2,480**	**13,083**	**395**	**13,478**
Allocation of 2003 net income					2,480	(2,480)			
Impact of changes in the revaluation of financial intruments			112				112		112
Impact of changes in treasury shares		11					11		11
Cost of stock option plans					11		11		11
Distributions					(357)		(357)	(35)	(392)
Change in translation adjustment				(216)			(216)	8	(208)
Impact of change in scope of consolidation and increase in capital for the minority interests								(51)	(51)
Net income 2004 under IFRS						2,836	2,836	67	2,903
Closing balance at December 31, 2004 under IFRS	**4,539**	**(508)**	**77**	**(216)**	**8,752**	**2,836**	**15,480**	**384**	**15,864**

E/ COMPARISON OF STATEMENT OF CASH FLOWS (CURRENT POLICIES/IFRS) FOR 2004

€ million	2004 under current accounting policies*	Total impact of transition to IFRS	2004 under IFRS
Renault net income	3,119	**(283)**	2,836
Depreciation and amortization	2,266	486 *(a)*	2,752
Net allocations to long-term provisions	224	(4)	220
Net effects of sales financing credit losses	155		155
Gains / losses on asset disposals	(117)	13	(104)
Share in net income of investments accounted for by the equity method (net of dividends received)	(1,467)	96	(1,371)
Repurchase of redeemable shares	343	(222)	121
IAS 39 Financial instruments		200 *(b)*	200
IFRS 2 Share-based payments		11	11
Deferred taxes	168	(73)	95
Minority interests	67		67
Other	50		50
Cash flow	**4,808**	**224**	**5,032**
Increase in sales financing receivables	**(1,202)**	**74**	**(1,128)**
Net change in interest-bearing borrowings for the sales financing division	**944**		**944**
Decrease / Increase in working capital	**407**	**20**	**427**
CASH FLOWS FROM OPERATING ACTIVITIES	**4,957**	**318**	**5,275**
CASHS FLOWS FROM INVESTING ACTIVITIES	**(3,107)**	**(302)**	**(3,409)**
CASH FLOWS FROM FINANCING ACTIVITIES	**(861)**	**(16)**	**(877)**
INCREASE / DECREASE IN CASH AND CASH EQUIVALENT	**989**		**989**
Cash and cash equivalents: opening balance	**4,276**		**4,276**
Increase	989		989
Effects of changes in scope of consolidation and exchange rate	256		256
Cash and cash equivalents: closing balance	**5,521**		**5,521**

** After restatement of Nissan additional quarter.*

(a) amortization of capitalized development expenses: €293 million, borrowing costs: €(4) million, goodwill: €(30) million, impact IAS 17: €227 million.

(b) reedemable shares: €170 million, other impacts of IAS 39: €30 million.

F/COMPARED OF INFORMATION BY DIVISION (CURRENT POLICIES/IFRS) FOR 2004

Income statement Items by Division

€ million	Automobile	Sales Financing	Interdivision transactions	Consolidated total
2004 UNDER CURRENT ACCOUNTING POLICIES *				
External sales	38,645	2,070		**40,715**
Interdivision sales	549	249	(798)	
Revenues	**39,194**	**2,319**	**(798)**	**40,715**
Operating margin	**1,965**	**444**	**9**	**2,418**
Operating income	1,710	429	9	**2,148**
Financial income	(250)	3	(101)	**(348)**
Share in net income of investments accounted for the by equity method*	2,020			**2,020**
Current and deferred taxes	(460)	(171)	(3)	**(634)**
Group net income	**3,020**	**261**	**(95)**	**3,186**
IMPACT OF TRANSITION TO IFRS				
External sales	(219)	(204)		**(423)**
Interdivision sales	(247)	(15)	262	
Revenues	**(466)**	**(219)**	**262**	**(423)**
Operating margin	**(325)**	**17**	**5**	**(303)**
Operating income	(298)	17	5	**(276)**
Financial income	18	(1)		**17**
Share in net income of investments accounted for the by equity method*	(97)			**(97)**
Current and deferred taxes	82	(6)	(3)	**73**
Group net income	**(295)**	**10**	**2**	**(283)**
2004 UNDER IFRS				
External sales	38,426	1,866		**40,292**
Interdivision sales	302	234	(536)	
Revenues	**38,728**	**2,100**	**(536)**	**40,292**
Operating margin	**1,640**	**461**	**14**	**2,115**
Operating income	1,412	446	14	**1,872**
Financial income	(232)	2	(101)	**(331)**
Share in net income of investments accounted for the by equity method*	1,923			**1,923**
Current and deferred taxes	(378)	(177)	(6)	**(561)**
Group net income	**2,725**	**271**	**(93)**	**2,903**

** Excluding Nissan additional quarter.*

G / MAIN IMPACTS ON TABLES IN THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – Financial expense

The table below shows the impacts on financial expense as presented in the notes to the consolidated financial statements. This also includes impacts concerning the redeemable shares.

€ million	2004 under current accounting policies	2004 under IFRS
Interest expenses	(518)	(518)
Interest income	496	496
Gain (loss) on sales of marketable securities	-	-
Total net interest expense	**(22)**	**(22)**
Repurchase of redeemable shares	(343)	(121)
Other financial income and expenses	17	(188)
FINANCIAL EXPENSE	(348)	(331)

NOTE 11A – Intangible assets

The restatements for compliance with IFRS have the following impacts on the intangible assets as reported in the notes to the consolidated financial statements:

€ million	December 31, 2004 under current accounting policies	December 31, 2004 under IFRS
Research and development expenses	1,964	3,882
Goodwill on acquisition	285	270
Other intangible assets	255	255
Intangible assets, gross	**2,504**	**4,407**
Amortization of research and development expenses	(268)	(1,505)
Amortization of goodwill	(95)	(73)
Amortization of other intangible assets	(172)	(172)
Amortization and provisions	**(535)**	**(1,750)**
INTANGIBLE ASSETS, NET	1,969	2,657

NOTE 12C – Nissan consolidated financial statements included under the equity method in the renault consolidation

The consolidated financial statements published under the current accounting policies included Nissan's financial statements for a 15-month period. For presentation of the consolidated financial statements under IFRS, the Nissan financial statements are taken into account for a 12-month period (the calendar year). This will improve the comparability of accounts from 2005.

The table below compares Renault's share in Nissan net income under current policies and under IFRS:

Share of Nissan net income included in Renault Group financial statements

€ million

2004 under current accounting policies			2004 under IFRS		
Oct. 1 – Dec. 31 2003 (3 months)	Jan. 1 – Dec. 31 2004 (12 months)	Total (15 months)	Oct. 1 – Dec. 31 2003 (3 months)	Jan. 1 – Dec. 31 2004 (12 months)	Total (12 months)
432	1,767	**2,199**	-	1,689	1,689

NOTE 13 – Investment in AB VOLVO restated and accounted for by the equity method

The following table shows the impacts of application of IFRS on the investment in AB Volvo, which Renault accounts for by the equity method:

€ million	Under current policies			Transition to IFRS			Under IFRS		
	Net goodwill	Share of net assets	Total	Net goodwill	Share of net assets	Total	Net goodwill	Share of net assets	Total
At January 1, 2004	**(169)**	**1,723**	**1,554**	**169**	**(102)**	**67**		**1,621**	**1,621**
2004 net income	25	215	**240**	(25)	6	**(19)**		221	**221**
Dividend paid	-	(208)	**(208)**	-				(208)	**(208)**
Repurchase by Volvo of its own shares	21	(21)		2	(2)		23	(23)	
Translation adjustment and other	-	11	**11**	-	3	**3**		14	**14**
At December 31, 2004	**(123)**	**1,720**	**1,597**	**146**	**(95)**	**51**	**23**	**1,625**	**1,648**

NOTE 21 - Provision for post-employment and other long-term benefits

The impact of application of IFRS on changes in the provision for post-employment benefits in 2004 are as follows:

€ million	2004 under current accounting policies	2004 under IFRS
Opening balance	**861**	**900**
Net expense for the year	97	97
Benefits paid and contributions to funds	(107)	(107)
Other changes	(35)	(35)
Closing balance	**816**	**855**

NOTE 23 I – Redeemable shares

The table below shows the impacts on redeemable shares as reported in the notes to the consolidated financial statements:

€ million	December 31, 2004 under current accounting policies	December 31, 2004 under IFRS
Renault S.A. 1983 and 1984 issues	129	447
Diac 1985 issue	15	15
TOTAL	**144**	**462**

3.2.1 Workforce@ (1) ◇

3.2.1.1 Renault group workforce

At December 31, 2004 Renault's total workforce stood at 130,573 employees, 167 fewer than on December 31, 2003.

Workforce by Division on December 31	2004 (1)	2003	2002	% change 2004/2003
Automobile	127,384 (2)	127,531 (2)	128,934 (2)	(0.1%)
Sales Financing	3,189	3,209	3,417	(0.6%)
TOTAL	**130,573 (3)**	**130,740 (3)**	**132,351**	**(0.1%)**

*(1) **Changes in scope of consolidation** had a negative impact of 1,306 employees in 2004. These mostly affected:*

- *Companies consolidated for the first time in 2004:*
  - *Automobile Division: Autohaus Fennpfuhl, Renault Romania;*
  - *Sales Financing Division: Romanian finance companies;*
- *Deconsolidated companies:*
  - *Automobile Division: Société Nouvelle de Transmission;*
- *Deconsolidated workforce:*
  - *Automobile Division: Renault Samsung Motors: 1,352 employees due to a change in legislation. Korean legislation requires certain categories of work contracts, considered as precarious, to be deconsolidated.*

(2) The workforce includes 6,296 people on the early retirement plan (CASA) in 2004, 5,612 in 2003 and 4,487 in 2002.

(3) On a consistent basis with 2003, the Renault group workforce on December 31, 2004 totaled 131,879, an increase of 1,139 employees.

▷ Renault group workforce by geographical zone

	Workforce	Proportion of the Group
France	76,183	58%
Other EU countries	25,577	20%
Other European countries	13,250	10%
Other countries worldwide	15,563	12%
TOTAL	**130,573**	**100%**

(1) The @ symbol indicates that more information is available on the Renault sustainable development website: http://www.sustainability.renault.com.

3.2.1.2 Renault s.a.s. workforce

Renault s.a.s. employs 38% of the total Renault workforce.

Breakdown of Renault s.a.s. workforce by occupational category

	2004	2003	2002	% change 2004/2003
Apprentices	589	601	584	(2)%
Operators	19,637	19,930	19,741	(1.5)%
Administrative and supervisory staff and technicians	18,947	18,984	18,754	(0.2)%
Managerial staff	10,133	9,490	9,007	+6.8%
TOTAL	**49,306**	**49,005**	**48,086**	**+0.6%**
Workforce with "CASA" status	*5,377*	*4,893*	*3,709*	
TOTAL, EXCLUDING "CASA"	**43,929**	**44,112**	**44,377**	

For the past few years, the **annual resignation rate** has been well below 1%.

The rate of **dismissals and breaches of contract** is also below 1%.

The **rate of retirement or early retirement ("CASA") is almost 5%.**

Breakdown of Renault s.a.s. workforce by gender

	Women	Men
Apprentices	26%	74%
Operators	8%	92%
Administrative and supervisory staff and technicians	16%	84%
Managerial staff	21%	79%
TOTAL	**14%**	**86%**

Women make up **14%** of the total Renault s.a.s. workforce and nearly 21% of managerial staff. This proportion is constantly increasing.

At the end of 1999 women accounted for 10.7% of the Renault s.a.s. workforce.

3.2.2 Human Resources policy

The Group's international expansion, the Alliance with Nissan, and developments in the technical and economic environment are key challenges for Renault. They are spurring fast and substantial changes in behavior and organization. The men and women of Renault are as vital as ever to the Group's success, and the Human Resources policy makes a decisive contribution to company performance and sustainable development ◇.

Rules and principles with worldwide scope ◊

Renault is convinced that social responsibility is a factor contributing to the long-term success of all its operations worldwide.

On October 12, 2004 Louis Schweitzer, Chairman and C.E.O. of the Renault group, signed **the Renault group Declaration of Employees' Fundamental Rights** with the secretary general of the International Metalworkers' Federation, Marcello Mallentacchi, the Renault group Works Council (CGR), and the trade union organizations that signed the agreement of April 4, 2003 relating to the CGR (FGTB, CFDT, CFTC, CGT, CCOO, CSC, FO, UGT, CFE-CGC).

The Declaration concerns all Group units worldwide, including Dacia and Renault Samsung Motors. Suppliers to the Group are also involved.

Under this Declaration Renault has committed "to respecting company employees worldwide and helping them prosper, fostering freedom, ensuring the full transparency of information, applying the principle of fairness and complying with the Renault Code of Good Conduct".

The Declaration is a statement of worldwide values, such as Renault's commitment to the health, safety and working conditions of employees as well as the refusal of child labor and forced labor. Suppliers' commitment to the same principles and values will be applied as a selection criterion. The Declaration also reasserts equal opportunities in working relations and the right to training and fair pay.

Renault is the first company in the French metalworking industry to adopt a declaration on employees' rights.

The Declaration is an integral part of the Renault group's policy on sustainable development and corporate social responsibility. It is based on the International Labor Organization standards and the Global Compact set up on the initiative of the United Nations, and adopted by Renault on July 26, 2001.

The signatories will review and analyze its application before the end of 2006.

Louis Schweitzer, Chairman and C.E.O. of the Renault group, also signed the **Diversity Charter** on November 30, 2004. The Charter aims to promote diversity in the workplace through Group recruitment policy and career management plans. Some 40 other French companies have signed the Charter, including PSA Peugeot Citroën, RATP, SNCF, BNP Paribas, and Carrefour.

The four priorities of Human Resources policy

The Human Resources policy encompasses four priorities:

1. Strengthening Group competitiveness. HR policy is key to Group performance. Renault's employment policy is designed to keep pace with the fundamental changes within the Group and to meet new skills requirements, while pursuing productivity gains in a highly competitive global economic environment. The employment policy is founded on an ambitious recruitment program and the reorganization of worktime to meet the Group's needs, while also satisfying employees' aspirations. In Europe, Renault is deploying a range of policy measures in response to the extension of staff's working life up to and beyond the age of 60. ◊

2. Supporting the Group's international expansion. HR policy must offer the support needed to implement Group strategy. The goal of HR policy is to mobilize staff and encourage the creation of multi-cultural teams that are capable of identifying customer expectations worldwide. The policy is founded on the development of suitable organizational structures and the gradual establishment of Group-wide HR programs covering recruitment, language training, management development and international mobility. ◊

3. Developing skills. The HR policy is a long-term course of action. Its goal is to prepare operational staff for the future by developing the skills needed to implement Group strategy and to achieve lasting value creation. The policy is founded on the active management of Group-wide skills and an ambitious training program. ◊

4. Attracting and motivating employees. The HR policy must make sure that the Group can always meet its skills requirements. The policy has two goals:

- create an environment that is both pleasant and demanding, in which every employee achieves fulfillment through active career management, the development of managerial skills, a responsible working-conditions policy and a dynamic resource-management policy;
- involve employees through continuous information campaigns and permanent dialogue and to strengthen bonds with civil society.

3.2.2.1 Strengthening Group competitiveness

An ambitious employment policy ◇

Renault's employment policy is designed to keep pace with the fundamental changes within the Group and to meet new skills requirements, while pursuing productivity gains in a highly competitive global economic environment.

– In 2004 the Renault group hired more than 7,500 new staff around the world, including 3,900 in France (2,454 at Renault s.a.s). Priority was given to manufacturing skills in 2004, which accounted for slightly less than 50% of new recruits.

Renault group recruitments by geographical zone

	Proportion of the Group
France	51%
Other EU countries	29%
Other European countries	6%
Other countries worldwide	14%

These recruitments form part of a global drive to renew the Group's skill sets with a view to managing growth and raising the proportion of young people in the workforce, especially in France and Spain. Between 1999 and 2004 Renault hired almost 40,000 new staff worldwide, including almost 24,000 in France (11,890 for Renault s.a.s.). In just six years, the Group has renewed almost one-third of the workforce.

Renault will pursue its recruitment drive in 2005, with a target of 10,000 new staff for the Group, including 5,000 in France (3,052 for Renault s.a.s.), in order to sustain the success of the vehicle range and pursue international expansion. New hires will be welcomed to every branch of the company (design, manufacturing, sales, support functions) and will be split 50-50 between operators, on the one hand, and technicians, engineers and managerial staff on the other. In addition to these new recruits, the French sales network (dealers and subdealers) is expected to take on an additional 4,000 new staff in 2005.

– To even out the age structure in the Group's companies, an **early retirement plan (CASA)** was introduced in the Automobile Division in France on March 1, 2000 and will remain in force until February 28, 2005.

Renault s.a.s. expects 10,500 people to benefit from the plan (10,324 within its current scope). To honor its commitments, Renault modified the eligibility requirements for the CASA plan in 2004. Consequently, an additional 1,785 employees will be able to benefit from CASA before February 28, 2005. Departures will be staggered between April 2005 and November 2006. The agreement signed with staff representatives also allows some of the employees who qualify for CASA to take "long-service" early retirement, as stipulated under France's revised Pensions Act of August 21, 2003.

A total of 1,749 employees joined the plan in 2004, raising the total number of Renault s.a.s. employees in CASA to 7,886 over the period. For the Group in France, the number of departures totaled 9,415 at end-2004, of which 2,090 in 2004.

In 2005-2006, 2,796 staff are expected to retire from the Group under CASA, including 2,305 from Renault s.a.s.

To offset these retirements, the Group intends to hire 7,500 new staff in France over the period 2000-2005, including 6,000 at Renault s.a.s. With more than 13,500 new staff hired for the Group in France (companies concerned by the early retirement scheme) at end-2004, and 11,434 for Renault s.a.s., Renault is already ahead of its commitments.

– In Spain, Renault signed a new collective labor agreement for 2004-2006 including a renewal scheme that opens the way for the gradual departure of staff aged over 60 and the hire of young employees to replace them. The 2004-2006 plan includes 890 departures and 1,500 new hires over three years. In 2004 167 employees retired and 844 new staff were hired. Under the preceding agreement, about 3,300 employees retired and 1,200 new staff were hired between 2000 and 2003.

Worktime reorganization

In accordance with national legislation and local industrial relations regulations, Renault is developing a policy to reorganize working hours in a way that addresses production and marketing needs, maintains the pace of engineering project development and satisfies internal demand (service sectors).

◇ *Global Reporting Initiative (GRI) Directives.*

This reorganization is twofold:

– improve use of resources: by developing 2x8 hour and 3x8 hour shift rosters and week-end shifts. Alternating 6-day and 4-day working weeks is also being introduced;

– develop worktime flexibility: by lengthening daily shifts and introducing Saturday shifts for week-day teams, with recovery of overtime hours during less busy periods via systems such as time-capital accounts.

These policies were introduced widely in 1999 and 2000 in France, following agreements on employment, organization and worktime reorganization negotiated with trade unions that reduced the average working week to 35 hours. Working hours have been annualized. The worktime reduction scheme involves collective and individual leave that can be accrued over several years. Progress plans to organize managers' working hours more effectively are being developed.

In 2004 Renault took the following initiatives:

– in France, agreements and an amendment on worktime reorganization (Douai, Flins);

– in Spain, negotiations on collective time-capital arrangements. The agreements include the lengthening of daily shifts and the introduction of Saturday shifts for week-day teams and Sunday shifts for the night teams. The extra time can be taken off during periods of reduced activity;

– in Korea, an agreement was signed to reduce the working week to 40 hours as required by law. The agreement aims to align working hours with the needs of Renault Samsung Motors, without any redundancies and while maintaining the current levels of staff pay. Worktime has been annualized and a collective time-capital scheme has been introduced. The agreement also allows for the lengthening of daily or weekly shift times, with the approval of the staff representatives, and the recovery of overtime during periods of reduced activity;

– an international survey of working hours.

Renault plans to continue its efforts regarding the reorganization of worktime in 2005 on an international scale.

The specific needs of families are also taken into account. Employees wishing to devote time to their family can work part-time or obtain parental leave. This combination of measures has contributed to strong employee loyalty at Renault s.a.s.: the average length of service is almost 18 years.

In 2004 Renault took the following initiatives:

- an agreement to establish professional equality between male and female employees and to encourage a balance between employees' working lives and private lives at Renault s.a.s. (see "Attracting and motivating employees"); ◇
- another survey extracted from the "International In-House Image Barometer";
  - for Renault s.a.s., the survey shows that 77% of recent new hires (recruited between September 2001 and September 2003) are satisfied with the balance between their private and working lives,
  - the survey also shows that 79% of the international employees questioned are happy with worktime flexibility;
- a survey on the balance between private and working lives at headquarters. A full 62% of staff questioned were happy. This result is mainly due to a factor that is external to Renault: 72% of employees that commute for less than 30 minutes are satisfied. This figure drops to 47% for staff with a daily commute of between 1:30 hours and 2 hours.

Measures taken in response to longer working lives ◇

In the next 10 years Europe will have to rise to the challenges of demographic change, as the younger generation shrinks and the number of employees approaching the end of their working lives increases. Reforms to the retirement and pensions systems in France will result in longer working lives. The company must therefore take measures to:

- increase competitiveness on a highly competitive labor market;
- work with older employees and maintain high skill levels.

Renault has taken a range of targeted actions in readiness for an ageing workforce and longer working lives:

– Working conditions and organizational structures that are compatible with a working life of 60 and beyond.

Renault has launched three initiatives in a drive to optimize Group performance as the age structure of the workforce changes:

- increase the consideration given to HR factors in projects by adapting working comfort and conditions to age-related constraints;
- permanently improve working conditions by adapting workstations;
- create positions that are comfortable and less arduous so that older staff can continue working.

In 2004 these initiatives resulted in greater ergonomic demands being applied to projects, an increase in the levels of ergonomic skills in facilities (employment plans) and the elimination of positions with poor ergonomic analysis ratings. Occupational medical staff are also investigating possible age-related restrictions on aptitude and have improved the "Gesture and Posture" training programs.

These initiatives will be intensified in 2005.

– Keeping skills up to date throughout the employee's working life, essentially through training.

In 2004 Renault launched a Group-wide training program "to enable all employees, anywhere in the world and irrespective of age and function, to have access to the training required for the exercise of their trade and the development of their career, throughout their professional lives". Renault s.a.s. also launched a campaign to promote staff training (see "Supporting the Group's international expansion" and "Attracting and motivating employees").

In 2005 Renault will strengthen support for the international implementation of this policy.

– Support for management in sustaining levels of staff motivation and performance. In 2004 Renault launched a corporate training program for experienced technicians that was attended by 62 employees. It also initiated the RM3 "Sharing and Deploying" management training program for experienced managerial staff, attended by 190 employees in 2004. This program will be gradually deployed in 2005.

– Rules applying to professional advancement that are suited to managing longer careers. In 2004 consideration was given to the resources needed to manage experienced managerial staff.

3.2.2.2 Supporting the Group's international expansion

Developing needs-responsive organizational structures

The Group's international success is founded on organizations and processes that are permanently reviewed and revised. The Corporate Management Development & Organization Department supports senior management by defining the rules applying to organization, oversight, and arbitration. The Advisory Board also assists other departments (Purchasing, Marketing, etc.) and countries (Russia, Iran, Algeria, etc.) in applying Group strategy on an international scale and organizing relations between the central business units, the regions and program management. All these principles were directly applied to the deployment of the Logan program.

Group-wide HR policies

Renault is gradually putting in place its Group-wide HR policy. The policy aims to establish an international reference framework that is both flexible and capable of achieving international consistency, harmonizing organizations, and defining convergent processes that deliver HR services of consistent quality worldwide. In early 2004 the Group Training Policy was added to the range of existing Group-wide HR programs covering recruitment, languages, staff mobility, working conditions, pension funds, and employee share ownership. This range of policies will be further extended in 2005.

In an effort to effectively implement Group-wide HR policies and establish dialogue on local issues, the Group HR Department is providing countries with coordinated support in the shape of expert missions, meetings between Group HR directors, and HR policy reviews. In 2004 the HR directors from Renault's major facilities worldwide met together three times, and six HR policy reviews were conducted in the Group's main geographical hubs: Spain, Mercosur, Romania, Korea, Russia, and Turkey.

Policies to mobilize the workforce and promote multi-culturalism

To underpin international growth, the Group has crafted a structured HR policy to mobilize staff and encourage the creation of multi-cultural teams that are capable of identifying customer expectations worldwide. The policy is founded on carefully targeted actions covering recruitment, language training, management development (see "Attracting and motivating employees") and international mobility.

In 2000 Renault set a recruitment target of 20% of managerial staff with international backgrounds (due to training, work experience or nationality) in order to draw on an extensive range of multi-cultural experiences. In 2004 the proportion of engineers and managerial staff recruited with international backgrounds was 26%.

◇ *Global Reporting Initiative (GRI) Directives.*

To achieve this goal, Renault is steadily building an international **recruitment** network, by attending forums at business and engineering schools (28 in 2004) and through partnerships with international schools and universities. The Group also awards study grants to foreign students, organizes internships for foreign trainees (26% of trainee engineers and managers at Renault s.a.s.), and operates corporate volunteer schemes (86 in 2004).

Renault's corporate web site, www.renault.com/carrieres, offers a range of vacancies, and the list is regularly updated. Candidates can also submit their applications on line and learn about the professional skills that are needed in the Group. In 2004 more than 800 job and internship offers were published, receiving more than 90,000 direct applications. The website accounts for approximately 22% of new engineering and managerial recruits and 11% of technical staff. Web users can also consult the local job offers published on the HR sites of 10 countries: Argentina, Belgium, Brazil, France, Germany, Italy, Portugal, Russia, Spain and the U.K.

Language learning is also encouraged. For the Renault group, the working language is French. The Renault-Nissan Alliance works in English.

Fluency in both French and English is a condition for the recruitment of new managers. In France the minimum admissible TOEIC score is 750 points.

Moreover, all Group managers or employees who use one of these languages in their work (when it is not their mother tongue) must follow language training to aim for a target level of 750 points in the TOEIC (international English test) and TFI (international French test). The target level for senior managers and managerial staff with high potential is 850.

The English and French fluency of managerial staff is being assessed on a progressive basis: in the Group over 14,500 people (including more than 12,300 at Renault s.a.s.) have taken the TOEIC test and over 2,800 the TFI test. Standard English language training programs were introduced in 1999. A module of French as a foreign language is also available for non-French speaking profiles. At the end of 2004, over 5,000 Renault s.a.s. employees had followed an English language course and more than 125,000 hours of training were delivered in 2004. After adaptation to local needs, these programs are being rolled out on an international scale.

International mobility is advocated in particular for specialists and managers with high potential. At end-2004, 721 Group employees were on assignment outside their home country (773 at end-2003).

The HR Department has put in place new structures dedicated to the forward planning of international mobility. At the end of 1999, senior management took the decision to set up career committees dedicated to international mobility in all departments (see "Attracting and motivating employees").

All these actions will be pursued in 2005.

The Alliance with Nissan

The Renault group continues its international expansion under the Alliance agreement with Nissan through targeted recruitment campaigns, staff exchanges, cross-cultural training and satisfaction surveys.

In an effort to foster mutual understanding, Renault is recruiting engineers and managerial staff who have some knowledge of Japanese. In 2004 around 30 managers meeting these criteria were hired. This action will be continued in 2005.

Staff exchanges between the two groups started in 1999 and continued in 2004 in similar proportions to the preceding years. In 2004 priority was given to developing exchanges between subsidiaries, and in particular between Nissan North America and Nissan Europe. A total of 135 employees were exchanged: 77 Renault employees were expatriated to Nissan (half to the Nissan North America and Nissan Europe subsidiaries) and 58 Nissan employees were expatriated to Renault (including one-third in the subsidiaries). Exchanges of high-flyer managers will increase in 2005.

Cross-cultural training programs for staff from both groups and the teams involved in the Alliance were started in 1999. In 2003 these sessions were included in the Alliance Business Way Program and continue to progress. Since the Alliance came into being, 6,200 people have attended conferences to learn about Japanese culture (380 in 2004) and a further 2,000 (317 in 2004) have attended in-depth training in Japanese culture and working practices. Priority has been given to the Team Working Seminars that aim to increase the day-to-day performance of all the key players in the Alliance. In 2004 around 10 Renault-Nissan teams attended these seminars, compared with three in 2003, when the seminars were launched. This action will be intensified in 2005.

For the fourth time since 1999, some 4,000 employees from the Renault group and an equivalent number from the Nissan group took part in a survey on the perception of the Alliance in 2004. The survey was conducted by an external institute and measured the levels of loyalty and satisfaction in terms of image, information, strategy and management.

Single personnel database (BPU): a common information system

Renault's Human Resources are managed by a Group-wide personnel database, called the "BPU", set up to manage Human Resources on a truly international scale. In time, the system will be able to manage the Group's entire workforce scattered over more than 350 sites in 36 countries.

BPU consists of a common core of information, including data on Group organization and individual employee data.

The organizational data can be read by all the Group's companies in different countries. Access to data on individual employees is governed by strict confidentiality regulations, making it a complete management tool.

BPU also covers working time, pay, recruitment and individual management.

BPU is designed for human resources experts, but also for managers wishing to enhance the human resources management of their work teams (career management, training and skills development, work time management).

At end-2004 BPU was in use in 16 countries (France, Spain, Germany, U.K., Portugal, Belgium, Italy, Switzerland, Netherlands, Poland, Czech Republic, Slovakia, Croatia, Slovenia, Austria and Brazil), which account for about 10,000 active users and more than 80,000 employees managed in the database (out of a target of 125,000 employees).

BPU now features new functionalities. Renault s.a.s. employees can now use the Renault "Declic" intranet portal to access their individual data sheet, which includes information on their qualifications, career and training records, their vacation entitlements, and their training during the current year.

In 2004 BPU was deployed in Nissan Europe, covering 18 organizations, 65 active users and 2,500 employees managed.

The international deployment and function enhancement of BPU will continue in 2005.

3.2.2.3 Developing skills

Skills management @

Renault is taking a cross-functional approach to the forward planning of skills at Group level. This approach, implemented by the different functions with the support of Human Resources, aims to identify and build the skills the Group will need in 10 years' time to achieve its strategic ambitions. To date, 63 skills areas have been identified, and 56 skills development leaders were appointed in July 2002. Most of them are members of the Management Committee, or report directly to it, and are assisted by a human resources manager and an advisor. They worked together to diagnose the current situation and to draw up a skills development plan.

Their work has resulted in:

- identification of key competencies to be maintained and critical competencies requiring a skills development plan;
- actions to enhance professional skills in the basic areas of automobile manufacturing: transfer of highly specific know-how, methods and technological expertise;
- actions to maintain or improve skills using human resources tools: recruitment guidance, training plans and career orientation.

Because of the success of this approach in creating impetus for skills development, the initiative is being continued. Each year questions will be asked about how to develop the competitiveness and performance of the company and the employability of its staff.

The specific targets for 2005 focus on:

- a broader scope that covers both the international dimension of Renault and the skills of the partners that make a significant contribution to the company's performance;
- the development of career templates for all functions in the company and their application to the management of individual mobility.

Skills development by training @ ◇

Ongoing training is a central component of company performance and the development of the men and women who work for the company. It facilitates the process of change in response to fast-changing technology and the tough competition in the automobile industry. It supports the Group's strategy and its international expansion in particular. Training is the vehicle that enables staff to progress by raising their skill levels and by enabling them to acquire new competencies that will contribute to their professional advancement.

Renault developed an ambitious and innovative training policy in France in 1999 which was extended Group-wide in 2004.

Under the agreements signed in 1999 on the reorganization of working hours in France, Renault introduced employee training quotas under a "banked hours" scheme. At Renault s.a.s., the quota is 25 hours for operators working shifts, 35 hours for other operators, supervisory staff and technicians, and six days for engineers and managerial staff. Unused hours can be saved without limit throughout the employee's working life. ◇

To respond to these issues and build on the work of the skills project, Renault has rethought its entire training system and set up a simplified and more efficient system for Renault s.a.s. in 2003.

The new project, dubbed PerFORMance, includes four main initiatives:

- *match training plans with the needs expressed by the skills development leaders*: training courses are only developed if they are ordered by the business units;
- *standardize the training offering and optimize deployment*: standardization can be achieved by sharing training actions between sites. Opimization is achieved through global systems for the integration and strengthening of management, specialized professional career paths, corporate action plans to develop language skills, etc. This offering is regularly updated;
- *control the process, assess and optimize the costs and quality*: costs can be optimized through a demanding purchasing policy and the collection of all available subsidies. In 2004 the number of suppliers was halved and subsidies accounted for 9% of training expenses.
The quality of the training as perceived by the trainees is methodically assessed using questionnaires and surveys are regularly conducted to judge the perception of training by both managers and employees.

- *grow employee demand and encourage involvement of the managers*: indicators are sent to senior management and all other managers each month.
In a further effort to stimulate employee demand, the training offering has been available on-line on the company intranet since 2001 and all employees have been able to view their own training records since 2003.
The e-learning program, launched in 2000, offers employees the means of following self-training courses from their workstation. In 2004, Renault extended its e-learning services, adding new modules for language learning and desktop software skills, and broadening the content of its "specialist skills" modules (engineering, sales, etc.) and personal capabilities ((individual efficiency, managing risks on the road, 360°, etc.).

In 2004 52,000 hours of on-line training was dispensed, more than twice the volume delivered in 2003. This development will continue in 2005.

In 2004 Renault extended these principles to its international subsidiaries in the shape of a Group-wide training policy, with the goal of "enabling all employees, anywhere in the world and irrespective of age and function, to have access to the training required for the exercise of their trade and the development of their career, throughout their professional lives". The second international training seminar held in early 2005 was an opportunity to conduct an initial review of this training policy and to identify the methods and tools that can be used to develop an "effective Group-wide training system".

Common, Group-wide indicators are used to measure the deployment of the training policy in all countries:

- Attendance rates:

85% of Renault s.a.s. employees attended at least one training action in 2004, compared with 80% in 2003.

In the Group as a whole, more than three out of every four employees attend one training course each year, representing an attendance rate of 77% (75% in 2003).

- Total training expenditure as a percentage of payroll:

In 2004 Renault s.a.s. spent €110 million on training, the equivalent of 6.8% of payroll, compared with €102 million , or about 6.5% of payroll, in 2003.

The Group invested €187 million, or 5.3% of payroll, compared with €167 million, or about 5% of payroll in 2003.

- Average number training hours dispensed per person per year:

In 2004 Renault s.a.s dispensed more than 1.7 million hours of training, representing 38 hours per employee, compared with more than 1.5 million hours, or 36 hours per employee in 2003.

The Group organized 4.5 million hours of training in 2004, or an average of about 34.7 hours per employees, compared with more than 4 million hours of training, or 32.5 hours per employee in 2003. ◇

- Perception of training by managers and staff.

In 2004 almost 62,200 spontaneous surveys were conducted in Renault s.a.s. The average result of these surveys was a satisfaction rating of 15.4/20.

In 2005 Renault s.a.s. plans to sustain this effort by providing 1,740,000 hours of training (40.6 hours per employee) and by investing €117 million in training, the equivalent of 7% of payroll.

The hours of training to be given in 2005 can be broken down as follows:

Development of professional skills	70%
Internationalization	13%
Management development	10%
Support for new recruits	7%

In 2005 Renault will continue to apply the principles defined for the *PerFORMance initiative and the Group-wide training policy, with the aim* offering all employees worldwide the same level and ease of access to training.

◇ Global Reporting Initiative (GRI) Directives. *@ For further information:* ***renault.com*** *(http://www.sustainability.renault.com)*

3.2.2.4 Attracting and motivating employees

Renault contribution to informing young applicants and developing the education system

Renault follows a policy of forging relationships with the education systems. The aims of this policy are to harmonize training progams with the Group's needs for skills, to facilitate the professional induction of young employees and to develop Renault's image as an attractive employer. The policy is founded on three initiatives: cooperation with schools, professional training, and information on auto industry skills.

Renault is working actively with national and regional educational bodies to review developments in jobs and skills. In several instances, this cooperation has resulted in the introduction of special training courses. For example, Renault joined forces with the UIMM, which represents the metallurgical sector, to devise a vocational training program leading to a specialist diploma in stamping and geometry, which is taken after the higher technical diploma (BTS). Similarly, at the request of ANFA, a national organization for automobile training, Renault France Automobiles helped devise a degree course in automobile aftersales management with the University of Marne-la-Vallée, near Paris. Renault also pays a total of €8 million in apprenticeship tax to 500 French schools every year.

Renault is pursuing its commitment to the professional training of young people. In 2004, Renault s.a.s. welcomed nearly 6,000 young people, including 600 apprentices and more than 4,330 interns of all levels and in all areas of the company. Renault also provides facilities for several dozen doctoral students. In 2004 the Group recruited 86 international corporate volunteers in 23 countries. Furthermore, some 20 secondary school head teachers visited the company in order to discover the wealth and the diversity of the professions and functions involved in the automobile industry and 154 vehicles were assigned to the schools targeted by the Group.

Renault also cooperates with the educational authorities to conduct information campaigns for students covering the professions that exist in the autmobile trade and the international growth of the Group. In 2004 Renault took part in around 40 such forums. These initiatives are reinforced by actions taken in each educational establishment in the Group's areas of high employment and in each subsidiary.

In 2004 Renault also opted to strengthen its image as an attractive employer in a drive to attract the best available applicants on an increasingly competitive labor market.

The Group's image is rooted in the three commitments that Renault's HR Department makes to its employees and future applicants:

- Renault follows a career development policy that is both motivating and diversified;
- Renault offers the possibility for skills development throughout an employee's professional career;
- Renault implements an organization that is both pleasant and demanding, founded on the values of openness, creativity and dialogue.

Renault's image as an employer was promoted by the launch of a new recruitment campaign with the slogan "Renault. Créateur d'automobiles. Share your enthusiasm".

The campaign was supported by the presence of HR consultants on Renault's stand at the 2004 Paris Motor Show to inform the general public about the different skills required in the company and its distribution network, explain recruitment criteria and processes and supply contact details. During the 16-day show, almost 3,600 contacts were made and 804 interviews were held. On October 7, 2004, the closing day of the Paris show, some 1,192 Web users visited a chat session about job opportunities at Renault held on the Group's site www.renault.com/carrieres, where they asked almost 500 questions.

In 2005 Renault will:

- strengthen its relationships with the education system;
- continue its communications campaign on the theme of Renault as an employer.

Career development

The Renault group is implementing a stimulating and diversified career development policy to foster the skills needed by the company and offer rewarding careers to employees. Opportunities for internal mobility receive priority over outside recruitment in all instances, while international and cross-functional mobility is encouraged as a means of developing new skills.

The approach is based on a **mobility charter**, whose seven key rules stipulate the rights and duties associated with job transfers within the Group, as well as the ethical conditions governing the way mobility is organized.

Candidates for an internal job transfer can use "**Job@ccess to Renault**", on line since January 1, 2000, where all job offers within the Group are advertised on a single site. Accessible in 34 countries and actively used in 22, the site continuously advertises over 1,500 jobs and receives almost 1,700 hits a day and around 390 online applications a month. Almost 5,380 positions have been filled since its launch (1,348 in 2004). ◇

The Group is also deploying new tools to illustrate the opportunities for career development in the different professions. The "Sales Careers" site, which came on line on the Group's Intranet in 2004, describes the different career paths for a given target position and assists managers and employees in the preparation of their career plan.

To prepare their job transfer, employees also benefit from methodological support for self-appraisal via the "**Parcours**" tool, along with career assessment services. The tool has recorded 8,000 hits since it came on line in 2002. These development aids enable employees to plan their career paths and advance professionally. ◇

Forward career planning is organized by the Human Resources function, which draws on information from the careers committees, the Human Resources steering committees and the employee's annual performance and development review. This interview is an ideal time for employees to discuss and define mobility: the likely date for a transfer and prospects for mobility.

Over the last four years, Renault s.a.s. has reviewed and revised a significant part of the rules applying to the management of the staff categories through a range of agreements:

– the agreement signed on June 29, 2001 on the professional advancement of production operators provides a new skills acquisition program for all such operators. The purpose of the agreement is to offer increased scope for professional development to operators, promote production specialties, attract and motivate new staff and encourage career development. In 2004 Renault applied the principles of this agreement to new Group entities, including Mercosur, Spain and Slovenia;

– three agreements modifying the career management rules applicable to technicians, administrative and supervisory staff at Renault s.a.s. were also signed in the first half of 2002, specifying the conditions for integration of junior technicians, administrative and supervisory staff (recruited with a higher diploma), the career opportunities for team supervisors and shop foremen, and the career management rules for technicians, administrative and supervisory staff.

These agreements supplement the agreement of September 15, 2000, aimed at fostering internal access to manager status. Over recent years, the number of candidates applying for training to achieve manager status has risen as a result. These staff promotions enable Renault to strengthen its strategic skills to keep pace with a changing environment.

In 2004 105 Group employees were promoted to manager status at the end of their training.

In 2005 Renault plans to:

– ensure that HR careers committees are extended to include all professional categories;

– make the career opportunities in the different professions more visible by extending the "Sales Careers" initiative to other professions.

Management development ◇

The Group uses **two approaches** to communicate the **managerial practices** and collective behavior it wishes to promote:

– an **annual performance and development review** designed to assess performance under two headings: individual performance, and managerial practices and performance of the unit as a whole;

– **360° feedback** provides managers with 14 criteria to understand how their line manager, staff, colleagues and peers perceive their method of working, and enables them to flesh out the content of the annual performance and development review and identify avenues of progress. In 2004 the 360° feedback program was extended thanks to the arrival of a new tool on the Group intranet and solid support in terms of training and communication. More than 4,500 people in the Group made use of this tool in 2004 (2,500 in 2003).

The emphasis is on the progress plans that supplement this program. These provide for both individual and collective coaching, enabling line managers or management committees who so wish to develop their managerial skills. Some 27 managers (an aggregate total of 134 since 2001) and some 53 management committees received coaching in 2004, and 12 engaged in a team-building project.

Additional schemes for enhancing managerial practices were made available to managers, including management workshops (especially in the Parts and Accessories Division), and information exchange between managers at Renault and other companies.

The management development program is based on training schemes organized at corporate, country and operational level.

The corporate training programs aim to stimulate thought on strategy, improve understanding of the Group's policy and develop horizontal managerial skills. Employees from all Group organizations attend the courses for the different stages of management development (according to age and scope of responsibility):

◇ *Global Reporting Initiative (GRI) Directives.*

– the RM0 program is for inexperienced managers joining the Group. In 2004 727 managerial staff members followed the program. In 2003, a special induction program for newly recruited technicians, administrative and supervisory staff was introduced. In 2004 more than 300 technicians, administrative and supervisory staff attended the program;

– the RM1-Perspective and RM2-Performance programs, targeting young managers and experienced managers respectively, were attended by more than 660 engineers and managerial staff;

– the IIIC seminar for senior executives focuses on the key role of participants in deploying Renault's strategy and developing its values. 74 staff members attended the seminars. This program also features innovative development methods for senior executives and their staff (business missions, geostrategic missions, etc.).

In 2004 the performance programs were supplemented by the RMS "Sharing and Deploying" course for experienced managers, and a training program specially developed for experienced technicians (see "Strengthening Group competitiveness").

Likewise, management development programs are being pursued outside France (Spain, Korea, Romania, Mercosur) and in functional departments (engineering, manufacturing, sales, services). In 2004 training programs were also set up for Basic Work Team leaders in Vehicle Engineering and a "Managing managers" course was rolled out in Powertrain Engineering.

2004 also saw the launch of a new program focusing on the improvement of personal efficiency. This program is for Renault s.a.s. employees and is made up of 60 e-learning modules and a new combined e-learning/ classroom training option.

In 2005 Renault plans to:

– continue to focus on the quality of the induction of new recruits;

– extend the 360° program by setting up progress programs for managerial practices;

– strengthen the corporate management training system through the roll-out of the RM3 "Sharing and Deploying" program for experienced managers;

– create special management programs in those countries where Renault is expanding;

– consolidate the management development offering through the deployment of the personal efficiency program in new Group organizations.

Occupational welfare @ ◊

The **health** and **safety** of the Renault workforce are priority concerns. The aim is to enhance the quality of life of employees and the overall performance of the company. Founded on values that are common to the entire Group, this clearly defined and formalized policy underpins Renault's international expansion as well as its social and industrial development.

Number of industrial accidents with time off ◊

Per million hours worked (Renault group and Renault s.a.s.)


Renault group
Renault s.a.s.
7
4
0
6.5
5.3
6.2
4.9
3.92
3.67
4.18
3.89
3.73
2.48
2000
2001
2002
2003
2004

In terms of number and severity, the incidence of industrial accidents at Renault s.a.s. compares very favorably with the industry as a whole.
A downward trend in frequency was observed in 2004 at both Group and Renault s.a.s. level.

Number of days lost through industrial accidents ◇

Per thousand hours worked (Renault group and Renault s.a.s.)


Renault group
Renault s.a.s.
0.25
0.20
0.15
0.24
0.21
0.21
0.19
0.22
0.21
0.20
0.19
0.18
2000
2001
2002
2003
2004

At Renault s.a.s. and Group level, the degree of gravity was further reduced.

Group data on occupational accidents cover almost 96% of the total workforce.

The commitment of management and personnel in this area, supported by early planning of human factors, especially in new projects, is one of the key values underpinning Renault's activity. Audits, including risk assessment, are carried out in the various sectors of the Group, by internal experts and by an outside body, to assess effective implementation of the working conditions policy. If the right conditions are met and the accident proneness results are up to standard, the "Renault Management System for Safety and Working Conditions" hallmark is awarded. It is valid for a renewable three-year period and may be withdrawn if major anomalies are observed.

By the end of 2004, 51 of the Group's production, office and commercial sites had been audited in this manner and 17 sites had received the hallmark. All of the 60 sites in the Renault France Automobiles sales subsidiary had been audited.

In 2005 Renault plans to:

- conduct 18 new audits;
- cease lead cathaphoresis (Dacia, Mercosur and Sandouville);
- reduce accidents by 10%;
- develop an on-line training module on professional risks.

Renault has its own **test laboratory** to assess risks and implement measures to protect its employees' health. The test laboratory measures chemical and physical environments using sophisticated equipment and manages a toxicological database. This is done using a specific software program called "Chimrisk", which contains records on 4,468 different products to date. The database contains the compositions of most of the products used by Renault. It can be used to check whether a product is suitable for its intended use.

In 2004 1,734 tests were performed on air quality at the workstations, 924 analyses of physical environments were conducted (noise, etc.).

In 2005 Renault plans to:

- expand its toxicology library;
- extend its controls.

An analytical method of studying workstation ergonomics has been developed internally (version 3) to protect the health of production operators, and particularly to reduce the incidence of musculo-skeletal complaints. Used in all Renault production plants worldwide, the method has also been adopted by other companies. Renault has also developed a simplified ergonomic analysis sheet to help team managers enhance workstation design for greater user comfort. Good ergonomics involves making sure workstations are suited to the people who work at them (taking particular account of the age of employees), assessing the human-factor aspects of workstations, emphasizing ergonomics in projects (see below), closing down job positions classed as "difficult" on the ergonomic scale, and improving skills in this area. The aim is to provide each Renault plant with ergonomics-related skills. A recruitment plan has been under way for several years and is continuing.

For each major industrial project (vehicle replacement, etc.) the design team now systematically appoints a **socio-technical** project manager in charge of:

- handling questions of occupational health and safety and design ergonomics (new production facilities, product upgrades, etc.);
- monitoring the quality of the training plan. Each project provides an opportunity to move towards progress targets set by the engineering departments and production plants.

In 2004 Renault:

- trained 88% of team supervisors to use the "Safety and Ergonomics" simplified datasheet;
- organized three meetings of an Ergonomics Committee, composed of efficiency experts from Renault sites, to identify priority courses of action.

In 2005 Renault plans to:

- extend training programs for team supervisors, with a target of 100%;
- launch special programs to address the extension of working lives.

◇ *Global Reporting Initiative (GRI) Directives.* @ *For further information: **renault.com** (http://www.sustainability.renault.com)*

Road safety is another aspect of Renault's personnel safety strategy. ◇

At Human Resources, the focus is on raising awareness among staff.

In France, Renault has made a number of commitments to the public authorities:

- Renault Chairman and C.E.O., Louis Schweitzer, signed a charter with French Minister of Transport, Gilles de Robien, whereby for a three-year period Renault undertakes to promote safe driving and to sell vehicles equipped with high-performance safety systems;
- Renault's Corporate Secretary General, Michel de Virville, the Interministerial Representative, Rémy Heitz, and Director of the Salaried Workers' Health Insurance Fund, Gilles Evrard signed a charter under which, over a three-year period, Renault undertakes to raise awareness of road safety among its staff.

Renault has launched a Group-wide communications campaign that includes the following actions:

- distribution of the Renault **Driver's Charter** to all Group personnel, along with a message from the Chairman, to encourage all Group employees to become road safety ambassadors;
- organization of awareness forums via its entities and subsidiaries (braking tests, personal vehicle safety checks, testing of reflexes, etc.);
- a review of its entire training offer with a view to accessing a much broader public (young people, long-distance drivers, management committees, etc.).

In 2004 Renault launched an e-learning program in France that scored almost 18,500 hits, dispensed more than 4,000 hours of training to 1,500 people in road safety.

In four years, the number of accidents with time off occurring on the way to or from work has decreased by 32% at Renault s.a.s. The number of days off has fallen by 37%.

In 2005 Renault will strengthen its action plan even further by looking into new materials (educational programs on the internet site, games, driving simulators, etc.), extending its e-learning awareness programme and will be consolidating its "2-wheelers" training program.

Renault is developing a **public health policy** for employees. Staff undergo regular biological tests and various examinations, mainly cardio-vascular. The company also organizes information and training campaigns about the dangers of smoking, alcohol abuse, drug abuse, good eating habits, obesity and the dangers of exposure to sunlight. ◇

Renault was one of the first French companies to establish a **stress clinic** for its personnel. More than 40,000 voluntary tests have already been carried out, leading to action on an individual or collective basis. Numerous information and training campaigns for management personnel have been launched since 2002. Regular training is dispensed to our doctors and nurses. ◇

In 2004 Renault:

- set up a post-traumatic stress prevention services to offer immediate support to employees suffering from psychological shock;
- provided corporate training for managers on the theme of stress to enhance their personal capabilities (analysis of stress factors, assertiveness, empathy, etc.);
- opened a "Medical Intranet" site providing practical information to employees on themes such as: working with a VDU, smoking, noise, travel, AIDS, in conjunction with Renault's prevention policy;
- launched a survey of AIDS in high-risk countries in order to identify local issues. ◇

In 2005 Renault will:

- extend the content of the "Medical Intranet" to include new topics, such as sleep, stress, cardio-vascular diseases, alcohol abuse, nutrition, etc.;
- set up a new medical database to keep closer track of employees and statistics;
- deploy a multi-disciplinary action plan focusing on the musculo-skeletal difficulties of an ageing population;
- repeat its prevention campaigns (smoking, alcohol, etc.).

An international convention is held each year for occupational health and safety specialists, doctors, nurses, socio-technical project managers and prevention technicians.

Promoting initiative and creativity @

In 2003 Renault continued its commitment to promoting initiative and creativity across the whole Group. For Renault s.a.s., a labor agreement on the promotion of initiative and creativity was signed in 2002 for the years 2003, 2004, and 2005.

The 2004 Initiative and Creativity program continued to expand by:
- intensifying efforts to establish a stronger foothold in engineering, support functions and sales activities;
- carefully processing ideas for progress in industrial activities;
- supporting the initiative on an international scale, especially for Dacia and Renault Samsung Motors, which have achieved clear progress.

The 2004 Annual Initiative and Creativity Convention was an opportunity for senior management to reward employees who made the best suggestions in 2003 and to present a range of managerial approaches stimulating collaborative innovation. Similar initiatives were organized in most plants.

In 2004 Renault:
- registered 5.9 "concrete suggestions for progress" per person per year;
- achieved a participation rate of 73%;
- processed each "concrete suggestion for progress" in 3.2 months on average;
- made savings of €47.6 million in their first year of application.

CONSOLIDATED DATA FOR RENAULT S.A.S. AND ITS EUROPEAN INDUSTRIAL SUBSIDIARIES

In 2005 Renault plans to bring on line a system for improved control of the processing of concrete suggestions for progress. Staff who made the suggestions will be able to track the state of progress of the dossier in real time. To begin with, the system will be available to all staff in the Paris region.

Remuneration and profit-sharing ◇

Renault is committed to developing a remuneration policy designed to motivate employees. Management and staff representatives signed a pay agreement for Renault s.a.s. on February 19, 2004 that includes an overall pay increase for production workers and non-managerial staff of 4.9% for 2004, compared with an annual inflation rate (excluding tobacco) of 2.1% at end-December. These measures include an overall rise in pay of 2%, individual pay rises and promotions of 1.7%, a 0.2% seniority-related rise and the inclusion of a 0.9% bonus in basic pay.

At Renault s.a.s., the company is developing a profit-sharing policy with two separate components: a share in the profits and a performance bonus at each plant. The subsidiaries have also signed profit-sharing agreements.

In the past five years, profit-sharing and performance-related bonuses at Renault s.a.s. totaled the following amounts:

	€ million
2000	92.2
2001	88.1
2002	149.75
2003	182.75
2004	**236.64**(1)

(1) Including share in 2004 profits of €203 million and 2004 performance-related bonus of €33.64 million.

In accordance with profit-sharing agreements, the share for 1999 to 2001 was 6% of consolidated net income after tax (before profit-sharing) and minority interests. The formula used to compute the share for 1999 to 2001 also applied in 2002 to 2003. For 2004 a special amendment was negotiated with staff representatives to take account of the exceptional nature of the results, while applying the same calculation formula.

In 2005 a new profit-sharing agreement will be negotiated for 2005, 2006 and 2007.

Employee share ownership and the Renault company savings plan

Renault operates a company savings scheme based on voluntary membership of affiliates that were more than 50%-owned on June 25, 2003. The company savings plan is composed of four employee savings funds (company shares, diversified equities, bonds and money market instruments) that accept top-up payments from investors, and 10 profit-sharing funds invested in the company's shares (Renault share, code ISIN FR0000131906) used in the last three employee share offerings. These funds do not accept top-up payments. On January 2, 2005 a fifth fund, Fructi ISR Performance, was made available for top-up payments by employees. The purpose of this wholly share-based savings fund is to achieve strong capital growth in the long term. The stocks in the portfolio are selected on the basis of socially responsible investment criteria (employment policies, working conditions, compliance with pollution standards, corporate governance).

The Consumer Spending Support Act (article 5, Company Savings Plans) was passed on August 9, 2004. Measures applying to the release of company savings and direct payment of interest were incorporated in an amendment to the Renault company savings plan on September 7, 2004. On December 31, 2004 2,746 employees had released €13,691,000, distributed as follows: 53% Actions Renault fund, 2% Fructi Sécurité fund, 22% Renault Prudence fund and 23% Renault Equilibre fund.

On November 19, 2004 Renault was awarded the first "Grand Prix" for employee share ownership schemes run by major companies (i.e. those in the CAC 40 index of the French stock exchange). The awards, organized jointly by La Tribune, Synerfil and the Federation of Employee Stockholders (FAS), in partnership with the Actionaria investor fair, rewards CAC 40 and SBF 120 companies that promote employee share ownership programs.

In 2004 total payments into the company savings plan rose 25.7% compared with 2003 to €31.8 million, of which 92.7% in the form of profit-sharing bonuses. The total value of the company savings plan at December 31, 2004 stood at €711 million.

The following data relate to the Group:

	Composition of fund	Number of investors at 31/12/04	Assets (€ million)	2004 performance %
Actions Renault (1) (4)	Almost 100% Renault shares	47,433	265.4	17.84%
Actions Renault 2002 (1)	Almost 100% Renault shares	30,166	99.2	14.07%
Actions Renault 2003 (1)	Almost 100% Renault shares	29,309	104.5	56.66%
Renault Shares (2)	Almost 100% Renault shares	11,939	91.6	14.06%
Renault Italia (3)	Almost 100% Renault shares	248	1.9	16.81%
Renault Equilibre Diversified equities (4)	50% French/foreign equities	13,062	95.3	7.01%
Renault Prudence Bonds (4)	95% diversified bonds	9,165	51.3	5.31%
Fructi-Sécurité Money market (4)	100 % money market	696	1.8	1.81%

(1) "Actions Renault" savings fund for French tax residents.

(2) "Renault Shares" savings fund for tax residents outside France and Italy.

(3) "Renault Italia" savings fund for Italian tax residents.

(4) Fund to which top-up payments can be made throughout the year.

Internal information

Renault communicates with its employees on a continuous basis about the company's situation, strategy and objectives in all areas: Renault-Nissan Alliance, new products, industrial and commercial activity, motor racing events, financial results, Human Resources policy, etc. In addition to **Global**, the international magazine for company personnel (circulation: nearly 120,000), with four local editions alongside the French issue, a weekly interactive newsletter called Direct Online was launched on the intranet in June 2001 to encourage direct, continuous dialogue with the Chairman. **Direct Online** has more than 3,600 subscribers. In 2004 a new medium, videostreaming – short films broadcast over the intranet – was introduced.

The dual-language intranet, which has some **60,000 terminals connected worldwide**, is used continuously to transmit in-house news bulletins and fact sheets on all topics of current interest. In addition, communications kits are produced for management so they can keep employees informed of events within the company and issues relating to Group strategy.

Every year, Renault also conducts an international in-house survey to measure how the company is perceived by its employees around the world. This survey, subcontracted to an independent consultancy, consists mainly of questions relating to image, management, working conditions and labor relations (**International In-house Image Barometer**). In 2004, it was conducted in five countries.

Developing dialogue between employees and management @ ◇

Renault promotes constant and responsible dialogue between management and labor at all levels of the company, which takes into account the technical, economic and social changes stemming from the implementation of its strategy, in particular in the agreement on "employee consultation" signed at Renault S.A. on June 23, 2000. These principles serve as a reference for the Group as a whole.

In 2004 dialogue between employees and management continued apace.

Formed by unanimous agreement on October 27, 2000, the Renault Group Works Council is the employee representative body at overall Group level. Its role is to ensure balanced dialogue between management and labor on the Group situation and strategy, and on transnational developments. It is composed of 36 representatives from Renault's majority-owned subsidiaries in the European Union, as well as in Brazil, Argentina, Korea, Romania, Slovenia and Turkey (16 countries). In 2004 the Renault Group Works Council held one plenary meeting and the eight-member select committee met on 10 occasions.

The Renault s.a.s. Works Council met eight times and the bureau held 12 meetings.

And 2004 saw the signing of the Declaration of Employees' Fundamental Rights (see "Supporting the Group's international expansion") and five agreements were signed at Renault s.a.s.:

- the pay deal signed on February 19, 2004 (see "Attracting and motivating employees");
- the February 17, 2004 agreement on professional equality between the sexes and on the reconcilitation of professional and private lives;
- the June 4, 2004 agreement amending the April 16, 1999 agreement on employment, organization and the reduction of working hours and the November 26, 1999 agreement adapting the national agreement on early retirement (see "Strengthening Group competitveness);
- an amendment to the December 28, 2001 framework agreement on profit-sharing at Renault s.a.s. (see "Attracting and motivating employees");
- an amendment to the June 23, 2000 agreement on staff representation and concertation relating to contributions to the workings of union organizations representing the metalwork industry.

The February 17, 2004 agreement on professional equality between the sexes and the reconciliation of private and professional lives is a reminder of the importance that Renault places on the principle of non-discrimination between the sexes in terms of recruitment, mobility, qualifications, pay, promotion, training and working conditions. The agreement includes measures to establish professional equality, such as the analysis of the recruitment of women, cooperation with the educational authorities in an effort to make auto industry professions more attractive to women employees, the creation of commissions for professional equality in the works councils, promotion of information, training and dialogue with management in the event of maternity or parental leave. Plans are also under way to improve financial conditions and offer childcare facilities in an effort to reconcile private life and professional activity. ◇

The amendment to the June 23, 2000 agreement on staff representation and concertation renews the system of subsidies paid by Renault to the union organizations representing the metalwork industry for a further three years.

In 2005 dialogue between employees and management will continue through the staff representation organizations (Renault Group Works Council and Central Works Council), pursuant to the agreements governing the organizations' operating procedures.

◇ ***Global Reporting Initiative (GRI) Directives.*** @ *For further information:* ***renault.com*** *(http://www.sustainability.renault.com)*

Socio-economic environment

RENAULT'S COMMITMENT TO TRAINING OF LOW-SKILLED YOUNG PEOPLE

For several years, Renault has contributed to the training of low-skilled young people, notably through an agreement with the Ministry of Labor, Employment and Solidarity. In France, more than 2,000 young people have received training for a qualification in industrial operations to improve their employment prospects. This initiative has since been extended to a range of companies in travel-to-work areas where Renault industrial sites are located, thereby offering training opportunities to more young people.

The success of this agreement is founded on a close partnership with local bodies such as the national employment office (ANPE), the regional council, the local department of labor and infrastructure. This group of bodies has pooled its services to support young people during their training and help them to adapt to the world of work so that they can successfully enter the labor market. This agreement will be renewed at the start of 2005.

PROFESSIONAL INTEGRATION OF DISABLED PEOPLE

The company also works to promote employment opportunities for disabled people, making life easier for them both professionally and personally.

By signing a new labor agreement for 2002, 2003 and 2004, Renault s.a.s. is pursuing a proactive policy for the social and professional integration of disabled people. Under the agreement, Renault stipulates that disabled people must make up at least 2% of new recruits in engineering, support services and sales on sites that fall short of the legal quota (6%). Renault s.a.s. spent more than €4.5 million under the previous agreement to assist disabled people.

In 2004 the total employment rate was 11.5%. This percentage is calculated by summing the number of beneficiary units, obtained on the basis of the number of contracts and projects assigned to the sheltered sector.

In 2005 Renault will:

- ask trade unions to renew the agreement for three years;
- establish a policy for disabled employees on an international scale.

EMPLOYEE START-UPS

From as early as 1984, Renault introduced a program called **Cap Entreprendre** to help employees start up their own business. In 2003, a survey was conducted to measure the success rate of these companies. Over the last four years, the success rate is almost 90%.

In 2004, 40 companies were set up under this program in France (37 in 2003, 42 in 2002, 52 in 2001).

In 2005, Renault expects to support the creation of 40 more companies in France.

3.3.1 Environmental challenges ◇

Renault's environment policy addresses the environmental challenges facing our planet that relate specifically to the automobile industry.

3.3.1.1 Two global challenges: energy resources and climate change

The use of fossil fuels raises two challenges for the automobile industry: the depletion of non-renewable resources and the release of CO_2, a greenhouse gas, into the atmosphere.

Work must begin now to reduce reliance on conventional fuels (non-renewable resources), since the automobile timescale is long – renewal of a product range takes between 10 and 12 years and vehicle service life is on average 15 years – and the development cost of new technologies takes several decades to recoup.

It will be many years before alternative solutions, such as biomass, hydrogen, electricity or gas, are able to cover all needs, from manufacturing to the end user, via storage and transportation. These vehicles must meet acceptable conditions of cost, distribution and safety. For this reason, Renault is committed to reducing the fuel consumption of conventional engines while working actively on research programs to develop alternative energies.

Beyond the scope of Renault's business and products, **these issues extend upstream to the environmental impact of the supply chain and downstream to the recycling process.**

3.3.1.2 Mobility and air quality in the city

The problem of local pollution from vehicle emissions should be practically resolved by the end of the decade in industrialized countries, thanks to the progressive replacement of older vehicles. Pollutant emissions have been decreasing since the 1970s.

Scientific research to study different pollutants, and their properties and effects – on public health in particular – must be encouraged and supported. This will pave the way for future technological developments.

There are many types of urban environment, and cars play a variety of roles in satisfying mobility requirements. In its quest to improve the quality of life in the city, Renault is addressing new challenges. In the short term, safety, noise abatement and driver assistance are key components of the product offering. Over the longer term, new forms of mobility combining cars with other means of transport, development of alternative urban vehicles, new services and new navigation systems should help to achieve an acceptable trade-off between the automobile and the urban environment.

Although the challenge of mobility concerns the development of new products, it is above all a challenge for society as a whole, involving policymakers and citizens alike (see Chapter 3, § 3.5.3, page 206).

Road safety is a key social issue (see Chapter 3, § 3.5.4, page 209). Progress in vehicle safety often runs counter to environmental objectives. For example, the addition of new equipment and structural reinforcement tends to make vehicles heavier, thereby counteracting efforts to reduce fuel consumption. Carmakers will increasingly need to find new trade-offs to enhance vehicle safety while optimizing environmental performance.

◇ *Global Reporting Initiative (GRI) Directives.*

3.3.1.3 Reducing waste volumes and waste recycling

Reducing the volume of waste and recycling are a major environmental challenge. This involves reducing **the use of raw materials and conserving the natural environment** to lessen the impact on water, air and biodiversity. This concerns not only **waste from manufacturing** but also **end-of-life products**. The expansion of recycling and other forms of re-use is crucial.

The development of new recycling operations and new materials is a complex process involving numerous players, against a backdrop of diverse natural environments and policies in different countries of the world. Each time a new product or manufacturing process is introduced, efforts are made to include recycling.

3.3.1.4 Returning the environment to a satisfactory state

There is a need to remedy pollution of the soil, underground water tables and rivers that occurred in some industrialized regions at a time when conservation was not a concern. Much can be achieved by preventing pollution of water sources by human activity. However, we must also perform **remediation**, i.e. **treat soils and underground water tables** to remove past pollution when it is potentially dangerous (See section 3.3.2.4, page 183).

3.3.1.5 Water resources

It is paramount to conserve both the quantity and quality of water, a vital resource that is scarce in some regions. We must all **systematically reduce water consumption** in industrial and repair processes and **eliminate or reduce toxic waste released into the environment.**

3.3.2 Environmental indicators

Now there are **reliable** environmental indicators **for Renault's industrial activities and product use, recognized in the company's accounts.** Supplier chain impacts are starting to be monitored through external data banks. It will take several years to inventory the life cycle of our suppliers' processes. The environmental impact of **ELV recycling has not yet been evaluated**, but **the mass of each material** used in a vehicle **is inventoried in compliance with European regulations**.

3.3.2.1 Energy resources and CO_2 emissions

Life cycle

The initial provisional results of the environmental report on the complete life cycle of a Scénic II give an absolute value of 40 tons of CO_2 for a vehicle that has driven 150,000km, breaking down as approximately 7 tons for the manufacturing phase, including the supplier chain, and 33 tons for the use phase. ◇

Manufacturing

Energy consumption from 1996 to 2004 (MWh/vehicle) ◇


3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
3.28
2.89
2.42
2.38
2.35
2.43
2.63
2.63
2.50
1996
1997
1998
1999
2000
2001
2002
2003
2004

Energy consumption per vehicle fell 5% between 2003 and 2004.

An energy saving plan is being deployed in partnership with our suppliers and focuses on research and expanding best practices from various industrial projects. The aim is to:

- optimize non-manufacturing energy consumption;
- integrate energy consumption into equipment design and purchasing criteria, particularly with respect to ventilation of bodywork and painting workshops;
- install measuring and monitoring tools as close as possible to facilities;
- use gas as close as possible to the process to limit losses on networks of heat transfer fluids;
- improve paint products so they can be applied under less stringent conditions (temperature, humidity);
- recycling heat in paint conditioning circuits.

These actions have all helped reduce consumption, even though they have introduced some processes that are more energy-intensive. This is due to the greater complexity of the products manufactured (e.g. machining) or to the introduction of processes for reducing environmental impact, such as water-based paints and air treatment systems.

Since 1999 a combined heat and power plant has been in operation at the Flins factory. The expanded steam supplies around 40% of energy requirements for space heating and installation operation and produces the equivalent of 15% of the plant's power consumption. Between 2003 and 2005, a program to replace the remaining oil-fired boilers with natural gas boilers will reduce CO_2 emissions by 28% and will practically eliminate SO_2 emissions. ◇

In 2004 Renault emitted approximately 745,255 tons of CO_2 equivalent. ◇

In 2003, conscious of the impact of its activities on greenhouse gas emissions, Renault made an **inventory of greenhouse gas sources** at all production, logistics and office sites included in the scope of environmental reporting, and reviewed its reporting system with the assistance of an independent organization. Renault's reporting system is compliant with the French EPE (Entreprise Pour l'Environnement) standard for greenhouse gas inventories, which guarantees the reliability of the results.

Breakdown of greenhouse gas emissions in 2004 by source type ◇


3%
Engine, gearbox and vehicle trials on the test track
7%
Filling manufactured vehicles' air-conditioning systems with refrigerants
90%
Combustion of fossil fuels

◇ *Global Reporting Initiative (GRI) Directives.*

Car use ◊

With fuel consumption below the market average, a high proportion of diesel vehicles (58% of global production in 2004) and advanced product performance, **the Renault range achieves the best score** in Europe in terms of average CO_2 emissions per kilometer, based on the standard EU cycle (NEDC). This performance was achieved despite the development of new comfort and safety features and the application of new regulations that require energy-intensive systems.

The 80hp 1.5 dCi engine has cut CO_2 emissions to 110g of CO_2/km for Clio and 117g of CO_2/km for Mégane II in the combined cycle. Fitted with a cylinder block with a large mating surface, the engine leads the market for noise control. It combines performance with silent operation.

Renault worked with tire makers on Modus to reduce road noise without affecting braking distances. Road noise was reduced by 0.1l/100 km in the NEDC cycle. Safety and environment converge.

On Modus, the electric power steering (EPS) with a standby function under certain conditions reduces consumption by 0.2l/100km over a NEDC cycle and 0.3l/100km over an urban cycle (compared with hydraulic power steering). EPS is also around 3kg lighter than HPS.

The robotized gearbox on Master 2.5 dCi and Trafic 2.5 dCi has cut their fuel consumption by 8% and 9% respectively over the NEDC cycle.

Some Renault vehicles are equipped with a six-speed gearbox, which significantly reduces fuel consumption on highways.

In 2004 the French environment agency ADEME ranked the Clio diesel dCi the "best-selling vehicle in 2003 with less than 120g CO_2/km" in reference to the 79,082 units sold over that year, thus acknowledging Renault's contribution to the reduction of greenhouse gases by reconciling environment with market demand. ◊

In 2004, Renault sold 2,074 dual-fuel LPG (liquefied petroleum gas) vehicles.

3.3.2.2 Air quality

Manufacturing

VOLATILE ORGANIC COMPOUNDS

The Volatile Organic Compounds (VOCs) released by solvents used in paint shops are the major source of atmospheric emissions generated by Renault's activities. VOC emissions have been reduced by improving the paint application processes through:

– an equipment modernization plan (the air treatment system for the paint booths at the Maubeuge plant is the largest in France);

– technological developments with the introduction of **water-soluble processes** *in four factories*: Douai, Curitiba, Palencia *and* Flins; *and in* Sandouville in 2005 and Valladolid in 2007;

– more efficient incinerators for treatment of atmospheric emissions (Douai, Novo Mesto);

– cross-functional management practices have been introduced for all body assembly activities, **with central emission monitoring procedures,** and are now **applied on all sites across the world**. Likewise, efforts have been made to disseminate good practices for solvent recovery, notably through the deployment of a project for more accurate measurement of solvent quantities used in the paint process (2003: Batilly, 2004: Novo Mesto, Valladolid).

VOC emissions dropped from 13kg per vehicle produced in 1998 to 5.2kg per vehicle at end-2004. ◊

COMBUSTION EMISSIONS OF SO_2 AND NOx

Since 2003, SO_2 and NOx emissions have been evaluated by **taking into account the type of combustion**, not only boilers with power above 20MW as was the case in 2002. Emissions in 2004 totaled approximately 503 tons of SO_2 and 788 tons of NOx. ◊

Use

Efforts to reduce pollutant emissions began in the early 1970s and mainly related to air quality in cities. Environmental concerns in the past focused on compounds directly emitted by vehicles (carbon monoxide and lead). Since 1996, prompted by European regulations, exhaust emissions have been reduced dramatically: by 67% for diesel and 25% for gasoline.

These efforts are not always visible because of the time it takes to replace old vehicles, which, depending on the country, can take between eight and 12 years.

However, the impact of some substances (nitrogen dioxide, ozone), in which the complex chemistry of the atmosphere and weather play a major role, remain problematic.

Scientific research to study different pollutants and model their behavior in the atmosphere and effects – on public health in particular – must be encouraged and supported. This will pave the way for future technological developments.

Efforts continued, particularly a gradual introduction into Renault's ranges of vehicles equipped with new technologies (catalytic particulate filter, new-generation common rail, etc.).

In 2004, Renault fitted its 2.2 dCi engine with a new-generation particulate filter to comply with the IF Euro 4 emission standard. The new filter stores the particles emitted by the engine and regenerates them automatically. This "continuously regenerating" filter is additive-free. Vel Satis was the first vehicle equipped with the technology. Laguna followed at the end of 2004.

Post-treatment is not the only aim. It is also important to improve combustion through new generations of common rail, which produce a finer mist of fuel and higher injection pressure. The development of new EGR (exhaust gas recirculation) valves will also reduce the temperature in the combustion chamber.

The European range complies with the Euro 3 and Euro 4 standards for gasoline engines, according to market demand.

From January 1, 2006, the whole Renault range will comply with the Euro 4 standard. "New type" vehicles in the process of approval already complied on January 1, 2005.

For the international markets, Renault is adapting the technical definitions of its powertrains to the regulations in force in the countries where it sells, but also to local conditions (fuel quality, climate, dust, etc.) In general, Renault amply complies with local regulatory requirements, since most versions sold are Euro 3.

3.3.2.3 Waste

Manufacturing ◇

Decrease in packaging waste per vehicle from 1996 to 2004 (body assembly plants in the EU) in kg per vehicle:



30kg
20kg
10kg
0kg
28
26
22
18
18
16
16
16.6
12.7
1996
1997
1998
1999
2000
2001
2002
2003
2004

◇ *Global Reporting Initiative (GRI) Directives.*

The amount of packaging waste per vehicle declined by 22% between 2003 and 2004, mainly due to the commitments met by project teams and the strict monitoring of packaging waste volume by assembly units in European plants.

Destination of waste in 2004


17%
Level 3: storage in a specialized center
81%
Level 1: recycling or recovery
3%
Level 2: treatment or pretreatment prior to disposal

Breakdown of 2004 waste by type


13%
Inert waste
80%
Ordinary industrial waste
7%
Hazardous industrial waste

Inert waste decreased by 20% between 2003 and 2004 due to the removal of rubble resulting from the demolition of the Pitesti plant (Dacia). The amount of inert waste was still significant in 2004 at 118,450 tons, out of a Group total of 169,242 tons (see the animation on www.sustainability.renault.com for further information).

Since 1995 continuous progress has been made at the plants in reducing waste volume, categorizing the types of waste produced and enhancing the reliability of treatment and recycling processes:

- waste metals, swarf and offcuts from machining and stamping operations account for 70% of the waste generated by our production plants. They are melted down for recycling;
- the improvement in operational yields cuts waste: in paint application, for example, solvent emissions and sludge production can be decreased while reducing the quantity of paint used;
- sorting at source separates hazardous and ordinary waste and optimizes material and energy recovery. Renault is working with two major partners (Véolia Environnement and Sita Solving) to implement a global waste management system;
- Renault is incorporating the reduction of packaging waste into its industrial logistics strategy.

Renault's policy is also applied in countries where waste treatment plants are lacking. Dacia has its own landfill site for hazardous waste, and it treats leachates in a physical-chemical and biological plant, which has been upgraded to comply with European standards. The policies applied in these countries for waste categorization, intermediate storage in protected areas and waste flow management now meet the same standards as those applied in all Renault plants.

Use

Use-phase waste is generated by the commercial activities of vehicle maintenance and repair. Renault cannot quantify this waste singlehandedly, but is involved in local and regional actions to establish indicators.

Market Area France assists the network by proposing a panel of national service providers of waste collection and treatment.

Renault has selected Autoeco.com to help the network to monitor the volume and traceability of its waste.

In France, Renault also partners the CNPA in the "Environment Challenge" and ADEME in the "Clean Oil and Grease Operation", which are national actions to support the policy of global waste management and continuous improvement.

End-of-life vehicles ◇

This commitment to the development of ELV recycling, combined with new in-house eco-design processes, has produced visible results. In 2004 Modus was an industry leader in terms of recyclability: a full 95% of its weight is recoverable, while 18kg of recycled plastics out of 150kg of plastics in the car and 8kg of renewable materials are used to build the vehicle.

3.3.2.4 Returning the environment to a satisfactory state

For Renault, returning the environment to a satisfactory state mainly involves the rehabilitation of soils and water tables polluted by past activities. Renault was a pioneer in this field, which is described in the chapter on prevention of environmental risks (see Chapter 2, § 2.6.3.5, page 95).

With a concern for transparency, information is posted on the sustainable development website, with a special focus on the rehabilitation at Boulogne-Billancourt and the Dacia site in Romania, the two main worksites (http//www.sustainability.renault.com/s/s3c).

Renault is seen as a model enterprise for application of the best available methods and techniques in this area. Its expertise was selected by the French Ministry of the Environment and Sustainable Development for its official consulting group.

3.3.2.5 Water resources

Manufacturing

WATER CONSUMPTION AND WASTE WATER

Water consumption and vehicle production from 1996 to 2004 ◇


Water consumption (m³)
Production(1) (no. of vehicles)
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
50,000,00
0
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1996
1997
1998
1999
2000
2001
2002
2003
2004

(1) The vehicles included in the production data are those manufactured by the industrial sites in which Renault has a majority interest.

The Group's total water consumption fell 8% in 2004, despite the rise in vehicle production. There were three reasons for this decline: an ongoing search for leaks, overconsumption was remedied locally at each site and closed-circuit cooling systems were installed.

Compared with 2003, the following sites made the most spectacular progress: ACI Le Mans (-784,000m³, or -34%), Lardy (-298,000m³, or -31%), Dacia Pitesti (-591,000m³, or -18%). Other sites consolidated their progress, namely Choisy le Roi, which reduced consumption by 40% compared with 2003 and 93% compared with 1998.

Efforts to reduce water consumption had an impact on the ratio expressed in m³ of water consumed per vehicle manufactured, which has declined by 52% since 1996 (30% since 1998).

In 1999 an innovative **stormwater recycling system** was installed at the Maubeuge plant with financial support from the EU. Since 2000 the system has been able to partly satisfy the industrial needs of the plant, thereby saving 71,326 cubic meters of drinking water in 2004. The Technocentre in Guyancourt outside Paris also uses stormwater for plant and lawn watering. ◇

◇ *Global Reporting Initiative (GRI) Directives.*

▷ Liquid waste from the plants from 1996 to 2004 ◇



SM (kg/day)
OM (kg/day)
METALS (x 10 kg/day)
kg/day
x 10 kg/day
6,000
4,000
2,000
0
100
50
0
1996
1997
1998
1999
2000
2001
2002
2003
2004

SM (Suspended Matter): *Waste in suspension rose 11% between 2003 and 2004. Significant production increases at some sites (Bursa, Douai) coupled with excavation work, particularly for storm water drainage systems at Douai and Flins, contributed to the rise in suspended matter.*

OM (Oxidizable Matter): *Oxidizable matter fell 3% between 2003 and 2004. The overall drop in water consumption at plants, the smooth running of facilities and the introduction of a new treatment plant at Batilly contributed to this substantial decline, despite the increase in production.*

METALS: *Heavy metal discharges fell by 10% between 2003 and 2004. As was the case for oxidizable matter, the fall in heavy metal discharges was due to the reduction of water consumption and the smooth running of facilities. The indicator used by Renault is the quantity of metals expressed as a mass multiplied by a factor that represents the level of toxicity (arsenic 10, cadmium 50, chromium 1, copper 5, mercury 50, nickel 5, lead 10, zinc 1).*

Each site's industrial management plan includes a policy aimed at generating savings and reducing the pollutant load of discharges. The goal is to increase process efficiency by:

- reducing the frequency of treatment bath renewal;
- recycling at source;
- operating in a closed circuit with recovery of detergent solutions and paint booth effluents;
- treating pollution at source.

Pollution reduction at source is Renault's investment priority.

A total of 66% of Renault facilities are equipped with their own physical/ chemical treatment plants. Operated on a quality assurance basis, most of these employ the latest technologies.

- The powertrain processes were the first to centralize equipment, both for machining and washing of parts. This centralization allowed the introduction of treatments at source such as centrifugation and ultrafiltration that make it possible to recycle water and active matter. Now all the powertrain sites have implemented this technology. At the Pitesti plant (Dacia Romania), which has been completely overhauled, the equipment to minimize liquid effluents has been operational since 2003.

- The improvement in water quality and rational management of baths at all the sites, in particular Cacia (Portugal), resulted in low industrial waste and optimized recycling of active matter in 2004.

- The "zero liquid industrial effluents" policy implemented on an experimental basis in 1997 at the STA site in Ruitz (France), followed by the engine plant in Curitiba (Brazil), has now been expanded to all the powertrain sites. The ACI industrial sites in Le Mans and Villeurbanne (France), as well as Cléon (France) and Valladolid Motores (Spain), are now partly or fully equipped.

- Other processes are being developed to use micro-pulverization for machining. They will make it possible to reduce the quantity of lubricants used.

- With the same objective of managing stormwater and spillages, while promoting recycling solutions (Maubeuge plant since 2001), Renault operates stormwater detention facilities. Confinement tanks are in place on numerous sites (Flins 3,000m^3, Choisy le Roi 800m^3, Seville 500m^3, Cléon 5,500m^3 and Douai 1,000m^3). This highly original process will be standardized for all new machining facilities on other sites, with special emphasis on new products at the Seville and Cléon plants.

3.3.3 Cross-cutting environmental management ◇

3.3.3.1 Network organization

The focuses of Renault's environmental policy, included since 2002 in the broader commitment to sustainable development, are debated and decided at the Group Executive Committee. The Environmental Policy Department is implementing this policy in the different sectors of the company.

In 1995 the Environmental Policy Department set up a network organization to incorporate environmental protection into all the functions relating to the environment. In 2004 more than 400 "network heads" and around 1,000 managers coordinated knowledge of environmental issues, Renault's policy focuses and shared collective tools in their business lines or units. They then run "functional" groups that transpose those focuses to their specific context, as quantified targets and action plans. The network monitors the results and achievements of the functions, exchanges best practices, proposes to expand the environment network and introduces new issues. It is through this constant effort that the Environmental Policy Department can drive Renault's continuous progress on issues of concern.

3.3.3.2 Renault's environmental policy

Renault's environmental policy is applied to the company's actions and entities around five focuses:

– **maintaining the value of our assets.** This field covers all the issues relating to risk prevention: identification, evaluation, costing, and corrective and preventive action for every situation identified (see Chapter 2, § 2.6.3.5, page 95 on environmental risks);

– **eliminating or reducing environmental impacts,** for every decision in every industrial or product process, **"from cradle to grave"**. Environmental impact surveys must be improved regularly to indicate quantifications and take scientific developments and new concerns into account. For example, knowledge of products and materials right down to chemical substances that are potentially dangerous for the environment involves considerable inhouse work, which Renault embarked on several years ago. This is a rapidly changing issue and concerns the whole chain of suppliers and repairers;

– **reconciling product and service offerings with environmental protection.** In addition to preparing major technological developments such as hybrid vehicles, NGV and fuel cells (see Chapter 3.4 on "Research and Development policy"), this involves integrating environmental choices into the product life cycle in order to best respond to changing customer requirements;

– **implementing environmental management across the whole company** and life cycle. This must comply with ISO standards and be verifiable by external monitoring;

– **organizing communications about the environment:** with transparency as the watchword, continuous efforts are made to ensure that information published inhouse or outside the company is verifiable (see § 3.3.3.6).

◇ *Global Reporting Initiative (GRI) Directives.*

3.3.3.3 Skills management

One of the features of the network is **the spontaneous creation of cross-cutting groups that explore new fields** with new members who share their skills and expertise on environmental issues. In 2004 groups were formed on air quality inside the vehicle, environmental management in the sales and marketing function and country-by-country monitoring of the ELV (end-of-life vehicles) Directive, paving the way for the future and introducing new "members" into the environment network.

The groups help identify and implement the environmental expertise required for certain functions. At the Industrial System Performance Department, a unit dedicated to environmental protection and risk prevention comprises various experts (waste, soil, air, water, ISO 14001 management and fire hazard prevention) who assist the various Renault sites to adopt environmental best practices. In 2000 a recycling engineering unit was set up in the Materials Department. The unit is in charge of eco-design with a view to vehicle recycling, particularly achieving the target of 95% of recyclability by 2015 and removal of dangerous substances prior to recycling. The Customer Requirements Department has several units responsible for vehicle validation that perform inspections on noise, CO_2 and pollutant emissions. Sales and Marketing is organizing a network of experts in all countries for the implementation of ELV recycling.

Environmental protection is considered one of the fundamental "links" for the future in the "Competencies 2010" project. Under the approach introduced in 2003, three levels of key competencies for the future were identified in 2004: environmental expertise, transformation of some of the basic automobile businesses, and the additional competencies of all the other business lines. For example, at Human Resources, a recruitment, training and individual career management plan was designed to ensure that the environment is incorporated more fully at Renault.

Renault delivers and develops environmental **training modules** on a regular basis. The specifically environmental modules use games to **simulate** the participants' **everyday experience as closely as possible** to support the deployment of the environmental policy. Other modules are included in training specific to particular functions. For example, a climate change module is included in the training on aerodynamics for body shell engineers and designers.

3.3.3.4 Consolidation and verification of data

The introduction of **environmental indicators at all the Renault sites** around the world in 1999 has improved the collection and processing of information. This information is gathered with a view to understanding and analyzing the Group's impacts and to set targets for the reduction of environmental impacts. **A common methodological system** for all the sites is improved every year to meet the criteria of relevance and thoroughness, on the basis of international best practices.

In order to simplify the collection process, a "central" database is being set up. It will provide data for internal monitoring (performance indicators, environmental management plans and life-cycle analyses).

Since 1998, Renault has voluntarily submitted the environmental information about each site and the Group as a whole for verification. The purpose of this verification is to ensure the traceability and clarity of data. The impact data can be justified and audited on the basis of a common methodological system for all the sites. The scope at end-2004 covered most of the Automobile Division's industrial and support activities (design, development and logistics) in which the Group had a majority interest and over which it has operational control. **In 2004 the environmental data was verified by the Renault group's two Statutory Auditors.** These verifications also make it easier to recognize environmental data in the accounts and improve them regularly.

Environmental information relating to automobile products is governed by standards or regulations, stipulated in the approvals required for releasing a product. These cover fuel consumption, CO_2 emissions, pollutant emissions, noise and safety requirements. Automakers are currently working with the European authorities to agree on a regulatory percentage of vehicle weight that must be recyclable.

This information can be found in the "Annex on the environment" section of the Chapter 9 on "Supplementary Information", page 331 and followings.

There is no process for consolidating waste from all of Renault's commercial subsidiaries yet. However, each subsidiary performs a quantified environmental impact survey as a basis for its environmental management.

3.3.3.5 Environment over the life cycle

The environment is a field where scientific and technical knowledge is advancing every day, providing better and better explanations of certain correlations, such as global warming with greenhouse gases and the impact on health of exposure to chemical substances that were once considered harmless.

For several years Renault has been making precise measurements of the environmental flows in its vehicle manufacturing phase and use phase. Flows on other life phases such as extraction of raw materials, production of materials and treatment of ELVs are still at the stage of estimates. Complete and accurate knowledge of the environmental impact of vehicles over their life cycle is crucial for future decisions, particularly regarding vehicle design and development.

In 2004 Renault implemented a tool for analyzing the life cycle, which measures the environmental flows at every stage in a vehicle's life cycle more fully and thus makes it possible to set more accurate progress targets for each vehicle.

The life cycle analysis makes it easier to decide on the best trade-off between environmental impacts that are often contradictory: for example, between CO_2 and pollutant emissions, safety and mass, in the final decision on a product; or between the ELV phase and manufacturing at suppliers' in the process chain. This more accurate view of the life cycle will be used to confirm the focuses of environmental policy.

A first quantification on Scénic II was completed in 2004 and is given as an indication because it was not verified independently. External verification will be necessary in the future to guarantee the reliability of this information, which is extremely complex to collect and analyze.

3.3.3.6 Communications

One of the fundamental principles of Renault's sustainable development policy is regular progress in improving the quality and transparency of information and access for all audiences, in line with Strategic Goal 4, which defines Renault's values. Non-financial sustainable development data have been included in Renault's annual report since FY 2002.

In 1996 Renault formalized its first annual environment report by initializing the data reporting process at the same time.

In 2002 Renault published its first Sustainable Development report and set up a dedicated website. The Renault group was awarded Best Sustainable Development Report 2002 by Entreprise et Progrès.

In 2003 sustainable development was fully integrated into Renault's strategy. As a result, a separate environment report is no longer published. Instead environmental information is included in Renault's annual report.

On December 9, 2004, the Board of Statutory Auditors awarded Renault two prizes for the quality of its environmental and social information, at the fifth awards ceremony held at the Paris stock exchange building. The Group was awarded the prize for Best Sustainable Development Report and the Special Jury Prize for the company that provided the most relevant, useful information in its report. ◇

◇ *Global Reporting Initiative (GRI) Directives.*

The "Let's go further" **website** (www.sustainability.renault.com), which first went online in 2002 using quantified data from end-2001, can be accessed via Renault's corporate website. **The site demonstrates Renault's commitment to delivering transparent, accurate information to those interested.** Internet users can access the information that interests them, by subject, industrial site or product. For example, they can download the environment statement of the plant or office that interests them. To make the information as easy to assimilate as possible, educational modules have been and will continue to be developed on the site. Data will be updated regularly, at least at the end of each financial year. ◊

In 2004 the data from 2003 on the site were updated. In October **the environmental data about Modus were posted** as well as a new animation explaining the Ecorisques tool. This is an addition to the other **educational animations** on the site. These concern soils, risk prevention, eco-design principles (Eco Index and the Index of Recyclability by Function), the four-phase project for recycling ELVs and environmental behavior.

3.3.4 Integrating environmental management into the Group's organization and day-to-day actions ◊

 **Supplier chain**	 **Manufacturing**	 **Transportation**	 **Use**	 **End-of-life**
1996: Packaging 2000: Reporting on substances and recycling, training 2004: LCI (Life-Cycle Inventory) external database	Before 1995, management of waste, water and energy 1995: Industrial environment policy 2004: Global management with certified data	2004: Database on transport and supply impacts	Reduction of environmental impacts: atmospheric emissions, noise, recyclability, etc. 2004: Plan to deploy environmental management in sales and marketing subsidiaries	1995: Framework agreement Since then, players concerned by recycling (carmakers, government bodies, autowreckers, etc.) have been working to achieve 85% recyclability by 2006 and 95% by 2015 in each country

All Renault's functions are progressively being involved in environmental management. *It is already relatively well structured at the manufacturing* and design functions. The sales, marketing and purchasing functions are making promising progress. Renault Samsung Motors has already put a form of global management into practice. It obtained ISO 14001 *multi-site certification for the manufacturing, vehicle development and* sales functions. ◊

3.3.4.1 Environmental management in the design and development phase

To effectively reduce pollutant flows generated in the different stages of the life cycle, it is important to start from product design and development, which is **three to five years** – depending on the innovations – before the car is released on the market.

In its development process, **each new project better integrates choices of materials, fluid extractability, dismantling operations for recycling, pollutant emissions, fuel consumption, CO_2 emissions, outside noise and the environmental impact of product choices on industrial processes,** while making plant workstations more ergonomic and improving occupant and pedestrian safety and vehicle affordability.

Eco-design of industrial processes

The projects are steered through industrialization contracts for each function that follow the guidelines of a quality assurance contract, with assistance from the support functions (energy, logistics, environment, socio-technical, etc.). Existing contractualization and validation documents are designed to ensure the visibility and traceability of projects (policy circular, industrial pre-contract per function, industrial contract per function, functional contract (including industrialization and "profitability indicators") and lastly technical agreements until desired performance is attained.

Eco-design of products

Eco-design is a major development that involves not only Renault's own designers, but also the designers at component and materials suppliers. To implement this new and complex approach, the network of external experts has been broadened to include specialists who take part in the drafting of future standards, in exchange platforms for methodologies, in the construction of databases and in prioritizing environmental impacts.

ECO-DESIGN IN PRODUCT DEVELOPMENT ◇

Renault's logic is to integrate the environment into the usual development process. With each project launch, environmental advances tested on one vehicle can be applied to others. Some of these technological solutions can become technical policies. For example, in 2004 a target of 50kg of recycled polypropylene in vehicles by 2015 was set, after experiments with Mégane II and Modus showed that this type of material could be used for style and safety components. Since this decision was taken at end-2004, a deployment plan is being developed to set targets for future vehicle projects with the launch of work upstream from vehicle development, particularly among the Strategic Upstream Function Groups for materials and some component families.

This work outside the cycle, i.e. upstream of vehicles, is a crucial step towards groundbreaking eco-design. Our R&D teams are focusing in particular on technical developments applicable now or in the medium term to reduce greenhouse gas emissions (CO_2) and consumption of non-renewable energy sources, and improve air quality on the basis of numerous discussions and studies (ACEA, CCFA, Club CRIN, etc.), see Chapter 3.4 on "Research and Development policy".

The environment is deployed in vehicle and powertrain projects through the "offer an environmentally-friendly vehicle" service by Customer Requirements Leaders, specialized in the following areas: recycling and substances, performance and consumption, emission control, noise reduction and interior air quality.

On the basis of an analysis of customer expectations (individuals, small businesses and fleets), environmental impacts and current and foreseeable regulations over the vehicle's lifespan, environmental targets are set for the vehicle, then categorized and negotiated with each Basic Function Group (BFG). At various times, achievement of these targets is validated. Tests are conducted at various stages in development: fluids are extracted digitally as soon as the first digitizations of vehicles are available and are checked several months later on the first physical vehicles available.

Automobiles are complex products and designers must find the right trade-off between the different features expected. Interior noise control requires the use of insulating components, which increases vehicle mass. Similarly, post-treatment of pollutant emissions (catalytic converters, particulate filters) improves air quality but runs counter to efforts to lighten vehicles and therefore to reduce CO_2 emissions.

In addition to environmental balance, a satisfactory trade-off must be found between cost, quality, ergonomics and other features expected by customers. This is illustrated by two examples from the pre-project phase of Modus in 2000:

- the addition of fairing and cowls on the underbody made it possible to increase aerodynamics, saving the customer around 0.15 liter per 100km over the NEDC cycle, to use recycled plastic materials and to reduce the amount of sealant used to protect against gravel chipping. Additional cowls were not used because their assembly required unergonomic workstations for only minimal results in terms of CO_2 reduction;
- from the first design models of Modus, wind-tunnel simulations were performed to reach the best trade-off between the architecture, design and aerodynamics of the rear of the vehicle.

◇ *Global Reporting Initiative (GRI) Directives.*

ECO-DESIGN TOOLS TO FACILITATE PROGRESS

The Eco packaging index established in 1997 and adopted by suppliers and Renault alike, is used by thousands of personnel to reduce the impact of packaging on the environment.

The Index of Recyclability by Function (IRF), designed in 2001 and applied to the Mégane II functions by the main suppliers in 2002, measures product recyclability according to a series of criteria. This tool will be used to set common progress targets with suppliers.

The OPERA application (Overseas Project for Economical Recycling Analysis) was developed by Renault and Nissan. It is used to simulate costs and recycling rates in the ELV recycling process. The tool enhances management of financial risk. It is also an excellent system for gathering data on materials and their associated recycling channels, in accordance with national and international legislation.

VISA is a noise synthesis software program used to predict noise levels. It includes a module that simulates passing noise and serves as a design aid for components such as exhaust and intake systems, screens, etc.

The future is already here. LCI, developed in 2004, will enable the design business lines to clarify their knowledge of the environmental impact of their functions and to seek innovative alternative solutions to ensure that progress in one stage in the life cycle does not take another stage backwards. LCI will interface with Ecorisques for the plants' environmental data, and with the supplier reporting system.

In 2004 Renault pursued its research on the target eco-design management system, particularly on the interface between vehicles' life cycle analysis results (expertise that is not available to the thousands of designers in the automotive industry) and simple eco-design tools, such as the Eco index, enabling any designer to evaluate and rank alternative solutions easily.

In 2005 the efficiency of this management system, dubbed PRO'ECO inhouse, will be tested with some design and development functions with a view to deployment in upcoming years.

TESTING RESULTS

A wide selection of test models, simulations and databases is used to validate technical solutions by the personnel in charge of materials, pollutant emissions, fuel consumption and CO_2 emissions.

They are used in the validation stages that make up the second half of the vehicle design and development process.

Vehicle design and development process


"How does the customer see his or her car four years from now?"
- Customer surveys.
- Competitor analysis.
- Analyses of social trends.
CUSTOMER EXPECTATIONS
Choice of concept
Translation of customers' expressions (e.g. comfort, performance, etc.) into vehicle characteristics (seats, engine, etc.).
DEFINITION OF TARGET
Specifications
COMPONENT DEVELOPMENT
The various engineering departments (engine, gearbox, body) develop the components and define manufacturing processes in collaboration with equipment suppliers.
DIGITAL COMPUTATION
Sizing by computation of steel structure performance under crash conditions
Prototypes
REAL-LIFE TESTING
- Engine development on test benches.
- Track and road tests (reliability, weather conditions, types of terrain).
CUSTOMER SATISFACTION
- Quality inspection during manufacture in plants.
- Regular satisfaction surveys.

Some results are used for vehicle approvals, particularly pollutant emissions and CO_2.

Supplier reports on the materials and substances used in parts delivered are tested in several ways:

- the Quality Assurance process implemented by Renault and Nissan;
- indicators on the quantitative monitoring of responses using a computer program that locates reports in the parts documentation system;
- two checks of a more qualitative nature when designers receive the parts and when the parts plans are signed.

TRAINING IN ECO-DESIGN ◇

Developed in 2000, Cap'éco 2 is a product eco-design module. By end-2004, it had already been used to train 1,917 Renault engineers and technicians.

In 2002, a training program was set up to teach designers and aerodynamicists about the close relationship between design creativity (vehicle sketches, taut lines, etc.) and vehicles' environmental impacts. At end-2004, 97 people were trained.

Renault's Automotive Engineering School was founded in 2001 in response to product developers' technical training needs. The school's training modules are progressively incorporating all the environmental aspects of the various techniques and processes. The results of the competencies project will be used to design training modules specific to certain jobs and to introduce environmental messages into existing training modules.

Education in eco-design is not only dispensed through courses. The Customer Requirements Leaders assist with on-the-job training in environmental issues. Assisting the functional teams to integrate the environment requires considerable teaching skills and clear explanations. They ensure the application of CAP'ECO 2 at the workstations.

COMMUNICATIONS

The inhouse magazines produced by the Technocentre, and the engineering units at Light Commercial Vehicles and Powertrain Engineering, contain articles about the environment.

In June 2004 a week of technology events, including exhibitions, lectures by experts and innovation awards, was held at the Technocentre, the technical centers in Aubevoye and Lardy and headquarters. The central theme of this first "Technical Forum" was reduction of pollutant emissions and CO_2.

In October 2004, a meeting with all the managers from Vehicle Engineering was an opportunity to share views on issues and Renault's strategic focuses in response to them.

3.3.4.2 Environmental management in the supplier chain ◇

Renault's strategy vis-à-vis its suppliers is founded on long-term relationships, the involvement of suppliers in projects at a very early stage of development, and the institution of a common language and common working methods.

Environmental concerns require the involvement of the entire supplier chain. Since the end of the 1990s, Renault has sought to convey the importance of eco-design and life-cycle management to tier-one and lower-tier suppliers.

Making the environment part of the supplier chain

REDUCING THE ECOLOGICAL IMPACT OF PACKAGING

In 1995, Renault introduced the Eco packaging index, which was applied to purchases of bought-out parts from suppliers, through documents including the Description of Logistics Conditions. Some 200 suppliers are trained to use it. Further progress has been made in European plants, with the arrival of new projects.

◇ Global Reporting Initiative (GRI) Directives.

We must continue our efforts in 2005, in order to reach our target of 5kg of packaging waste per vehicle for all body assembly plants the world over. The target of 5kg must be validated using LCI. The objective is to ecologically balance usage of durable packaging, requiring return transport and emitting CO_2, and single-use packaging, involving greater use of natural resources.

CONTROLLING THE SUBSTANCES CONTAINED IN MATERIALS

In 1999, working with around a dozen suppliers, Renault developed a process and tools to provide precise details on the potentially high-risk substances that could be contained in vehicle materials and that could have an ecological impact on its life cycle.

At the end of 2004, 510 people from 190 supplier firms had been trained. Participants also receive a guide from Renault, which they can use to encourage their colleagues and their own suppliers to adopt the substance analysis process.

With the Mégane II project, Renault began to build on the knowledge provided by the materials-substance analysis, and thus to gradually reduce the presence of high-risk substances. Efforts to cut heavy metal content and find alternative solutions have been stepped up, mainly in response to the ELV Directive.

Sharing eco-design tools

Eco-design tools such as the IRF and Eco index are designed to assess and identify new avenues of progress. They play a valuable role and contribute to progress in Renault's day-to-day dialogue with supplier developers.

Training

In 2004, Renault decided to set up a partnership between the Renault Institute and the Plastics Federation with a view to making its experience in environmental training available to parts suppliers and small/medium-sized businesses in the automotive industry or other areas of industry. As part of this initiative, Renault published a catalogue of environmental training courses.

The Renault Institute's training catalogue includes several modules on recycling, substances and ISO 14001. Gradual introduction of training in CAP'ECO 1 is CAP'ECO 2 is planned.

Communications

Renault takes part in conferences organized by the chambers of commerce and industry, by trade federations – such as those of the plastics and engineering industries – to develop environmental awareness among small and medium-sized businesses, and to guide them towards enhanced environmental practices through eco-design.

3.3.4.3 Environmental management in the production phase

Organization

Within each plant, the organizational structure is coordinated by steering committee meetings, and by an environmental manager whose role is to represent the plant manager. The manager's organizational team includes a number of environmental coordinators for the different plant sectors. Where necessary, coordinators may use the services of internal and/or external experts. Committees meet on a monthly basis. General meetings bringing together the various managers and departmental heads are held two or three times a year.

Preventing industrial risks

Renault has no high-risk installations. Nevertheless, measures for the prevention of hazards such as fire, explosions, natural disasters and environmental risks are described in Chapter 2, under "Risk management", § 2.6.3.4, 2.6.3.5, page 95.

The Environmental Management System (EMS)

By working on continuous improvement to achieve compliance, and supported by the skills and involvement of all its employees, Renault is in the process of implementing an environmental management system, obtaining its first ISO 14001 certifications in 1999. ◇

Site by site, the process was implemented in several stages:

- initial environmental impact survey (including the basic regulatory requirements);
- identification and classification of impacts by order of priority depending on the specific environment at the site;
- setting of progress targets.

To achieve these targets, the Group defined the mode of organization and responsibilities at each site and introduced a document management process. At the same time, management committees at the different facilities periodically assess their own management performance. Following these reviews, the committees draft a qualitative and quantitative report on environmental performance.

A total of 36 production or design sites, accounting for more than 90% of the Renault group's activity, have obtained certification based on this standard. Other sites intend to apply for certification of their management in 2005. They include Dacia's industrial platform in Romania, and the RIB site in Belgium.

Since obtaining ISO 14001 certification in 1999, the Bursa plant in Turkey has developed its environmental management system by getting all members of staff involved in good environmental practices. First, personnel took part in developing an educational game called Cap'eco 1. The results were excellent, both for shopfloor workers and for engineering teams. Today, environmental practices are part of day-to-day activities, particularly at the workstation. The site is to invest in new resources to evacuate personnel in the event of a natural disaster, and to produce guides for foreign visitors. New lead-free substances have been adopted, particularly in the surface treatment section. The site has an ultra-modern water treatment facility, designed to reduce liquid effluents to a minimum.

Renault Samsung Motors, which was acquired by the Renault group in 2002, obtained ISO 14001 multi-site certification for the first time in 2004. The certification covers the product/process design activity, the RSM production site and the sales outlets located in eight regions across South Korea.

Managing environmental regulations

Managing environmental regulations involves setting up a watch to anticipate regulatory changes, checking all necessary authorizations or operating permits, and verifying compliance management.

International industrial sites take part in the approach developed by Renault to manage environmental regulations. They can rely on the support and experience of the Group in their efforts to introduce management practices that will enable them to continuously monitor, manage and anticipate changes to national, EU and international regulations.

In Europe, in particular, we could point to the harmonization of operating permits for industrial sites (IPPC directive), of regulations on emissions of volatile organic compounds, and to the introduction of greenhouse gas emission allowance trading as just a few examples of the benefits gained by sites through this coordinated approach.

Applying the environmental management system at new sites

Renault's policy is applied to new activities as soon as they are launched.

At the Ayrton Senna industrial complex in Curitiba, Brazil, the environment was factored in from the outset. Preserving the ecosystem (wooded areas, wildlife, etc.) and preventing soil pollution were the starting points for the project. Regular consultations are held with the regional authorities to assess any changes in the fauna present around the site. ◇

A similar environmental policy has been set up for all those present on the platform. The latest available technologies, including water-based paints and the first machining process that produces no effluents, are used at the complex. In 2004, the "paint" sectors of car and LCV facilities replaced their anti-corrosion products by lead-free preparations. This approach provided the basis for a joint study conducted with the Federal University of Parana on the development of resources for recycling the sludge produced by these processes. Efficient means of analysis were put in place to precisely determine the impact on the natural environment. At the same time, a partnership contract has been signed to identify new recovery processes (paint sludge, recycling of plastics, etc.). ◇

At the same time, the presence of the industrial complex expanded the local industrial fabric, as did the presence of supplier firms such as Auto Chassis International and the SNR Roulements. These firms have put in place an environmental management system that can be certified from the first stages of production.

◇ *Global Reporting Initiative (GRI) Directives.*

Implementing environmental management practices in new acquisitions of industrial sites

THE AVTOFRAMOS PLANT IN MOSCOW (RUSSIA)

In association with the Moscow City Authorities, Renault is developing a new industrial site, called "Avtoframos". Located in the city's industrial zone, the site will produce a new vehicle from 2005. As part of the project, the site was analyzed to detect any pollution caused by former industrial activities. Existing buildings and infrastructures had to be refurbished. Particular emphasis was placed on the paint shops, which are fitted with special surfacings for floors and drainage channels and catch pits with double linings to prevent soil pollution. The environmental sensitivity of the site calls for specific risk prevention measures to minimize environmental impacts from the very start of construction. For example:

- a treatment plant has been built to process effluents from the paint shop before discharging them to the sewage system;
- a regenerative incinerator has been installed on all cataphoresis, primer and paint furnaces, reducing VOC emissions per vehicle by 1.8kg;
- particular efforts have been made to robotize primer application.

As a result of these initiatives, the Avtoframos plant is implementing best practices, in the same way as plants in Western Europe.

THE DACIA PLANT IN PITESTI (ROMANIA)

With assistance from the Romanian government and the Pitesti regional environmental agency, the Dacia plant implemented from 1999 a five-year environmental upgrade plan for its facilities.

Between 2001 and 2004:

- the stamping workshops have underwent major renovation work to modernize the presses, while enhancing installation safety, improving environmental standards and protecting personnel;
- the powertrain activities were totally restructured, using the most appropriate technologies;
- certain industrial activities were taken over by independent companies, thereby upgrading industrial assets and facilities;
- the compressors and cooling circuits were replaced to enhance process supply, as well as to reduce the associated energy and water consumption;
- a waste classification and sorting system was introduced;
- special operating procedures were defined for the identification and use of chemicals. All personnel received special training concerning the chemical risks of products used;
- the site remediation program to eliminate soil pollution caused by former activities was completed. The pipe system, separators and waste storage areas were closely monitored in order to ensure complete remediation. A biological treatment plant for polluted soil came on line at the site in May 2003;
- all the companies present on the platform renewed their operating permits, thus demonstrating the transparency of their operations to the local authorities.

To support the launch of Logan and the ramp-up in production, the plant's environmental management system is based on the Renault's usual processes and procedures. Dacia recently conducted an internal audit and aims to apply for ISO 14001 certification at the end of first-half 2005.

Placing the environment at the center of the Renault Production Way

Day-to-day environmental management relies on dedicated tools for standardizing and building on good environmental practices. These tools provide the basis for the standardization of environmental management through the Renault Production Way (SPR) and, more particularly, through the standardization of the workstation (SPT). In 2004, a number of representative industrial sites took part in pilot plants to standardize practices. A range of tests and trials were carried out and, following validation, this process will be rolled out across all industrial sites in 2005 and 2006.

Looking ahead with the environmental management plan

The environmental management plan, launched in 2002, describes how the industrial activities on each site are liable to evolve over the next 10 years, in line with its ecological sensitivity. Particular emphasis is placed on the arrival of new vehicle projects or the modification of plant facilities. The plan contributes to the dialogue between engineers, building planners and plants, by defining targets for reducing environmental impact at the earliest stage of project development. Plans are updated regularly.

In 2005, the plan will be extended to office sites, in order to apply the same approach across the Renault group.

This approach has fostered the emergence of less polluting processes: liquid industrial effluents were totally eliminated from the Cléon and Seville plants when the sites were restructured to manufacture common powertrains for the Renault-Nissan Alliance.

Cross-cutting coordination procedures have been put in place with powertrain process engineers to ensure that environmental requirements and targets for reducing impact are taken into account at each project milestone. The plants at Seville, Cacia, Cléon and Valladolid Motores have already adopted this approach.

Investments to reduce pollution at source

Investment in pollution treatment facilities has given way to investments for reducing pollution at source.

For example, in the painting process, surface treatment effluents have been reduced through the development of specific processes to minimize liquid effluents by repeated reuse of rinsing baths. Membrane techniques make it possible to maintain bath condition while substantially reducing waste volumes. Recycling surface treatment rinses will receive technical validation for experimental use at the Batilly site in particular, and for industrial use at the Novo Mesto site in Slovenia. Until now, the paint pit used in paint applications had major disadvantages, such as smell, high paint concentrations, and sediment at the bottom of the pit. New biochemical denaturing techniques introduced on the Palencia, Douai and Batilly sites have significant economic and environmental advantages, and lower maintenance requirements than the traditional chemical process.

Solvent-based paints are gradually being replaced by water-based paints at body assembly plants. Curitiba, Douai and Palencia were the first in line, followed by Flins in September 2004. Installation is under way at Sandouville, while Valladolid is at the preliminary project stage.

Powertrain plants using anti-corrosion paints are also reaping the benefits of water-based technology.

The powertrain processes were the first to centralize equipment, both for machining and washing of parts. This centralization allowed the introduction of treatments at source such as centrifugation and ultrafiltration that make it possible to recycle water and active matter. Now all the powertrain sites have implemented this technology. At the Pitesti plant (Dacia Romania), which has been completely overhauled, the equipment to minimize liquid effluents has been operational since 2003.

The improvement in water quality and the rational management of baths at all the sites, in particular Cacia (Portugal) in 2004, have resulted in low industrial waste and optimized recycling of active matter.

The "zero liquid industrial effluents" policy implemented on an experimental basis in 1997 on the STA site in Ruitz (France) has now been expanded to all the powertrain sites.

Other processes are being developed to use micro-pulverization for machining. They will make it possible to reduce the quantity of lubricants used.

Having developed innovative processes for biological treatment of waste water using membrane technology (Palencia plant), Renault has deployed the technology on the Douai and Batilly sites.

Programs to modernize the industrial base now take the environmental factor into account. A cost management tool is developed for each component, whether industrial or environmental, in order to assess the distribution of economic impact. Economic modelling studies are under way concerning the investments made. These studies will help the company to guide its investments. An initial assessment of environmental operating costs was conducted in 2004 at body assembly plants. A second study is now under way on the environmental component of investments.

Recognizing the performance of EMS ◊

The Novo Mesto "Revoz" plant in Slovenia, certified ISO 14001 in 1999, based its approach on a substantial staff training plan and periodic consultations with its neighbors. It now plays a pilot role for the rest of the country. The plant and its staff are called on to work with government bodies, concerning the country's membership of the European Union, and are also consulted by local companies. This provides an additional source of motivation for applying Renault's policy. On November 27, 2003 the plant received the prize for the most environmentally responsible company, awarded by the Environmental Development Fund of the Republic of Slovenia.

In 2004, the plant contracted a local service provider – now installed on site – to provide global waste management services. The manager was trained in good environmental practices in France by Renault's waste management partner.

On November 23, 2004, the Portuguese-French Chamber of Commerce and Industry awarded the Environmental prize and the Investment prize to the Cacia plant, over some 420 other companies. The plan set up by the plant to prevent soil pollution was recognized as an important tool, reflecting the company's responsible attitude and its objective of pursuing future development on a strong basis. ◊

For these environmental efforts, Busan Metropolitan city awarded the Green Company Prize to Renault Samsung Motors on June 5, 2004. The plant has contributed to improving the environment for the local community by establishing environmentally friendly manufacturing processes, including reduction of waste water and air pollutants and reusing waste heat.

Environmental tools

S.I.G.E. is a spatial database, already in use, which will serve to collect, archive and analyze all environmental data. In the longer term, it will be used to model different types of pollution.

Ecorisques, an expert system, was set up in 1997. Its role is to identify the most significant environmental impacts and the danger potential of installations to be addressed as a priority in each plant's environmental action plan. A total 27 plants are now using this tool. In 2004 16 Ecorisques studies were performed.

Chimrisk is the Renault group's single chemical risk management database for both health and the environment. It is associated with a "quick fds" server to provide safety data files updated in different languages. As of 2004, all French facilities and subsidiaries now use this tool to prevent risks relating to products in use. Other sites around the world can access Chimrisk on a consultation basis.

Day-to-day environmental management is optimized by introducing standards of good environmental practice. In 2004, these standards were grouped in a dedicated documentation base, where they can be accessed by all members of the environment network. They represent the core environmental management standards. This system of environmental knowledge management aims to build up a memory of daily actions and to safeguard key know-how against a backdrop of increased mobility and international expansion.

Inspection

Renault has designed its own audit standards and associated tools. The environment network did not want to limit this process to ISO 14 001 standards. The internal audit should make it possible to pursue the progress achieved at the sites and organize the Group's management. In particular, the standards serve to inform plant managers about the state of their program and its implementation, as well as to ask for assistance from other functions to put appropriate measures into place. They also serve to harmonize communication with corporate or financial partners on environmental risks and performance.

The management system is evaluated by internal audits, referred to as "network audits". Audits were performed at all sites from 1999 and are continuing today. These audits seek to promote dialogue between environmental managers and to encourage consultation between different functions in order to identify solutions and improve performance.

Training ◊

CAP'ÉCO 1

The Cap'éco 1 training module has been followed by plant personnel all over the world. It explains the environmental issues concerning body, powertrain and casting operations in relation to the local ecological context (urban, rural, etc.).

TRAINING EMS INTERNAL AUDITORS

In 2004, eight new members of the environment network were trained in internal auditing, in line with ISO 14001, and 29 people did additional training. A total of 61 members have received training in internal auditing.

All new environment managers receive training during their first year in the job.

TRAINING COURSES ON PREVENTING SOIL POLLUTION

A training plan on the prevention of soil pollution is being developed for all environment managers as well as the teams involved in the design, building and maintenance of installations. Moreover, in January 2004 Renault added a new teaching module to its sustainable development website, providing users with information on environmentally sound methods for soil treatment and protection.

TRAINING TAILORED TO EACH SITE

Each site implements training tailored to its environmental context and progress targets.

Moreover, members of the environmental industrial network organize regular meetings to study a range of topics and to clearly define priorities for the medium term. Cross-functional groups study these priority issues and exchange feedback on a daily basis using collaborative tools, as well as teleconferencing and audio-conferencing resources.

Communications

MAGAZINES, SITE JOURNALS

Procedures are regularly coordinated across all industrial sites. through meetings and dialogue, as well as twice-monthly inhouse journals. All plants have a media area, where they can explain changes to the environmental management system, and results achieved, to their personnel.

Launched in 1998, the "Gazette Environnement" magazine continues to inform all members of the environment network about the Renault group's environmental developments and concerns.

SITE ENVIRONMENTAL REPORTS ◇

The information on sustainable development posted on the web attests to Renault's commitment, but cannot answer all questions about the environment at individual sites. The sites have undertaken to publish environmental reports either on the Internet or in hard copy. Containing the site's detailed actions and results, the environmental report gives proof of transparency and provides a useful starting point for dialogue with local stakeholders, including neighbors, local councils, associations and government bodies.

In 2004, 24 environmental reports were published and can be viewed on Renault's sustainable development website (http://www.sustainability.renault.com/s/s22.htm).

These reports provide a useful starting point for discussion and communication with personnel and other local stakeholders.

All ISO 14001 sites, on the current basis, will be posting environmental reports in 2007.

Sharing our know-how with outside partners ◇

To promote the UN's Global Compact among small and medium-sized firms and to develop civil society around 10 principles relating to human rights, labor standards, corruption and the environment, the French Minister of Industry has set up a number of trial programs within the DRIRE (regional departments of industry, research and the environment). Taking an active interest in the project, the Paris region has set up experimental programs with 10 small/medium-sized firms. These 10 firms form a club based on the principles set out in the UN's Global Compact.

This trial program will be conducted in cooperation with industrial leaders and with small/medium-sized businesses in the Paris region, in different areas of activity, that have already implemented progress actions for the environment and that have made the concept of sustainable development part of their strategy and their daily practices.

A first group of companies have been identified as potential targets and have been consulted concerning this specific project.

Other industrial leaders (LVMH, Veolia) have also shown an interest in this approach. The DRIRE and Renault have drawn up a formal partnership agreement, setting out the requirements and the expected results.

◇ *Global Reporting Initiative (GRI) Directives.*

The parties involved will seek, through mutual commitment, to promote multilateral exchanges of good practice and exchanges of experience, with a view to helping companies to move forward. They will seek to develop the renown of the Global Compact with a view to encouraging a greater number of small medium/sized firms to adopt the principles of sustainable development.

3.3.4.4 Environmental management in the use phase ◊

Life cycle analysis studies frequently give a result of around 80% for greenhouse gases during the vehicle use phase. Renault may take action in a number of areas to reduce this figure: eco-design, driver behavior and sound ecological practices implemented by the sales network for sales and services activities.

Educating consumers in eco-driving

Renault is studying two possible lines of progress to promote eco-driving. The first is to design vehicles that help drivers cut their fuel consumption, through onboard computers providing real-time information on average consumption. The second is to provide a relaxing atmosphere (comfort, acoustics, etc.), through safety features such as detection of low tire pressure, as well as access to training in eco-driving.

Tips on eco-driving and vehicle maintenance can be found in all users' manuals.

The renault.com website includes an animation showing the impact of excess fuel consumption linked to speed, windows, tires and loading.

A greater role for environmental management in the sales and marketing function

The sales and marketing function is gradually getting involved in environmental issues. A number of experiments have been conducted across Europe. The Spanish sales and marketing function, working with the Renault Institute, the CAT and local entities (subsidiaries and dealerships), started a process to obtain ISO 14001 certification. In 2002, to support the implementation of logistics circuits for workshop waste, the distribution network in Spain designed and implemented training modules on CD-ROM for mechanics, demonstrating the management of waste and chemicals. With more than 150 businesses certified, and the training plan set up for mechanics, the result is particularly remarkable.

In other countries, and particularly in France, a total of 21 sites have obtained ISO 14001 certification, often choosing to start the process themselves in the manner of true business managers, with the assistance of the regions and Market Area France.

In 2004, following these trials, Renault decided to put in place an environmental management system for the European primary network.

Deployment methods are currently being defined with seven French test sites. This will provide a basis on which to adjust the procedures and tools necessary for a fast roll-out that will leave each site considerable margin of manoeuvre.

In 2005, when the test phase has been validated, deployment objectives may be set for each country.

In 2003, Renault Czech Republic undertook to plant a tree for every vehicle recycled as part of the "Renault Green Heart" initiative. On May 15, 2004, employees, forestry staff and journalists planted 1,350 trees in the Jizerske Hory mountains, near the border with Poland.

Training

"Key Account" customers buying large vehicle fleets are starting to talk about environmental considerations in their purchases. A training module called Cap'Eco 3 has been developed to respond to this trend and is currently being finalized. Around 50 sales representatives will be trained from January 2005.

Communications

In 2004, Renault produced a sales brochure on the theme of the environment in order to explain the company's environmental commitments, and the different lines of progress. This brochure has been made available to the entire European distribution network, for its customers. The environment is also present in the theme zones of sales outlets. The aim is to briefly present – in web form – the range of Renault vehicles and the different company functions, such as safety and the environment.

Environmental information is gradually being included in vehicle brochures.

In 2005, sales people will have access to environmental arguments for each model through the ISIS software, even though few private customers are asking questions at present.

3.3.4.5 Environmental management at the end-of-life phase

In line with its long-standing commitment to recycling, Renault is actively engaged in setting up a new industrial system involving a wide range of players in all countries. In collaboration with these players and administrative bodies, jointly committed to a common set of objectives, Renault is contributing to:

- the drafting of specifications for treatment centers handling end-of-life vehicles: vehicle reception, decontamination and drainage, removal of hazardous components, compliance with obligations relating to environmentally-sensitive installations;
- creation of a dual system, with recovery of components for the used parts trade and material recovery for recycling;
- vehicle traceability based on a system of approved operators and destruction certificates, associated with efficient information flows;
- provision, via the Internet and with other carmakers, of useful information for operators (materials, dismantling or extraction).

◇ *Global Reporting Initiative (GRI) Directives.*

3.4.1 Introduction

The Automobile Division invests heavily in research and development to renew and broaden the range and provide the best standards of service to customers. This spending also aims to address the challenges facing the automobile industry, notably with regard to road safety and environmental issues.

R&D activities will continue to grow by taking fuller advantage of synergies with Nissan.

Automobile Division R&D expenditure (2004 scope of consolidation)

	2004	2003	2002
R&D expenses *	1,961	1,737	1,765
Revenues	38,645	35,535	34,456
R&D spend ratio	**5.1%**	**4.9%**	**5.1%**
Workforce	12,352	11,929	11,095
Patents	765	532	450

* *Excluding the effects of IAS 38 on capitalization of development expenses, which came into force in 2002.*

One of 2004's major achievements was Logan, which was developed on time and on budget. Logan promises to be a key model for leveraging the Renault brand internationally. Renault also broadened its range in the B segment with Modus, manufactured in Spain with the same production system employed worldwide by Renault and with the Alliance's most widely used common platform.

The launch in South Korea of the SM7, a new Renault Samsung Motors model, rounded out the year's exploits.

Coming in the wake of Mégane's strong market performance, these three rollouts mark another step forward in Renault's international expansion. They also attest to the efficiency and solidity of its design approach based on digital technologies, standardization, synchronization and other organizational processes.

3.4.2 R&D policy guidelines

3.4.2.1 Innovation across the range

The vehicles in the C segment (Mégane), like those in the B segment, now come with original "technology packages." The most recent illustration is Modus, with its adjustable 2/3-split rear seat, additional cornering lights, and a computer-controlled alternator that received the Epcos/SIA Grand Prix 2004. The body of the Modus was also a prizewinner for quality, coming in first in the EuroCarBody[1] Awards 2004.

Cooperation with Nissan has been stepped up in the sphere of powertrains with the aim of sharing eight families of engines and seven gearbox families by 2010. Renault is now developing a diesel engine and a gearbox that will be mounted on Renault and Nissan vehicles in the coming years.

(1) Modus was awarded the top prize in the EuroCarBody Awards 2004 at the Car Body Forum held in Bad Nauheim/Frankfurt in October 2004. Engineers and design, process and production executives assessed the advances and performance of the bodies in the competition. It was the world premiere for the 18 white bodies in the running, 16 of which were totally original. Cited in particular for its quality, the Modus body came in ahead of the Audi A6 and the Citroën C4. EuroCarBody representatives and the engineering, project and product teams gathered on December 15 at the Technocentre for the official awarding of the prize.

3.4.2.2 Excellence in safety standards

Road safety is a priority for Renault. Our safety experts have long used detailed analyses of actual accidents as the cornerstone of their efforts to provide the highest level of safety. Such analysis is crucial to developing effective occupant protection, understanding driver behavior, and devising driver assistance systems that enhance vehicle safety. Besides learning from past accidents, driver psychology is studied as part of the development of an **integral safety program** that has three main goals:

- **prevention**: developing detection and warning systems;
- **correction**: bringing driving aids into general use (ABS, Emergency Brake Assist, ESP);
- **protection**: improving passive safety (five stars from Euro NCAP).

Vel Satis and Mégane II obtained five stars in the independent Euro NCAP crash tests in 2002, providing further proof of Renault's outstanding vehicle safety performance. In 2003 Scénic II and Espace IV matched this showing to rank as the safest cars in their segments. Modus and Mégane Coupé-Cabriolet extended this string of successes in 2004, making the Renault range the safest in the market. These results reflect Renault's particular design policy and methods, which include specifications that write safety into the DNA of the vehicles and their components. Innovative structural materials (ultra-high-yield steel), anti-submarining airbags, integrated headrests on all seats, reinforced rear-seat frames to prevent luggage intrusion, Isofix child safety seats and child headrests are only some of the many safety-enhancing features. ◇

3.4.2.3 Ensuring traveling comfort

The top priority of Renault's experts is roadholding. But they are also working to enhance driving pleasure and give motorists what they want across the entire vehicle range. Many R&D projects are focused on making driving easy and enjoyable for all drivers – in tight curves, on slippery roads and in other tough conditions. Engine performance, internal and external acoustics, vision and visibility, comfort in the cabin... no aspect is neglected.

The engine specialists have the task of finding the best possible combination of performance, fuel economy and quiet operation. The K family of engines is an example of their success.

Maximizing acoustic comfort both inside and outside the vehicle is an ongoing concern. Modus has now joined Laguna II, Vel Satis, Espace IV and Mégane II in the elite club of vehicles with an external noise level below 71dBA – and full 3dBA less than the current standard. These achievements are the result of basic research on a large variety of noise sources, including engine vibration, body resonance, road noise and air flows. The war against noise is being fought one battle at a time, on many different fronts.

Visibility continues to improve – for example, with full sunroofs – across the entire range.

Traveling by car is more pleasurable for drivers and passengers if they are freed from routine worries or constraints. Renault's R&D teams are extending comfort features such as automatic lights to more models, while the design staff is applying "Touch Design" more widely in order to introduce systems that understand commands almost intuitively.

◇ ***Global Reporting Initiative (GRI) Directives.***

3.4.2.4 Protecting the environment ◇

Our R&D teams are putting major efforts into the development of techniques applicable now or in the near future to improve air quality and reduce greenhouse gas emissions (CO_2) and the use of non-renewable energies.

Emissions and energy consumption

With support from many research forums and programs (ACEA, CCFA, Club CRIN, etc.), Renault is exploring a variety of ideas for replacing conventional fuels with alternative energies. The main project, carried out jointly with Nissan, is focused on fuel cells. In 2004 a new phase began in which the use of an on-board reformer to manufacture hydrogen from conventional fuel is to be tested. Several partnership agreements are being negotiated or have been signed, including one with Nuvera, an international specialist in multi-fuel reforming. Meanwhile, Renault is also continuing to investigate different types of hybrid power as well as develop NGV engines, notably for Logan, which will be marketed in Iran.

Conventional technologies still have plenty of potential for reducing fuel consumption and pollutant emissions. a host of innovations like on-board energy management (alternators, batteries, etc.) and variable electric climate control are being tested on production vehicles. Research on post-treatment is aimed at developing new solutions for dealing with diesel and gasoline emissions.

Digital aerodynamics is being used increasingly to calculate the effects of different design choices on energy-consuming drag. Renault, in partnership with the CNAM and PSA Peugeot-Citroën, has also acquired a new wind tunnel, the S2A, at Saint Cyr l'Ecole, in which full-scale models or actual vehicles can be tested. With air speeds in excess of 240kph, it has the highest performance of any wind tunnel in Europe. It is also extremely quiet (58 decibels for wind velocity of 160kph – comparable to the noise of a household fan), allowing aerodynamic acoustics specialists to make accurate measurements not only inside, but also outside the passenger cabin.

Important contributions have also come from research into conventional internal combustion engines and the reduction of body weight. Tribology, or the science of friction, also comes into play here. It is estimated that 10% of the energy contained in a liter of fuel is consumed to overcome resistance from mechanical friction. This figure is significant in terms of the goal of reducing carbon dioxide emissions to 140g/km by 2008. Some examples of solutions include etching the surface of the cylinder barrels with a network of microscopic helicoidal grooves and shaping the segments so that they push the oil ahead of them. Production vehicles regularly benefit from such innovations.

Air quality

The Group is pursuing research into the causes of pollution as well as the effects of pollutants. It is also analyzing the results of epidemiological studies to be able to take more effective action. Work is focusing on:

- the action of particulates (atmospheric, terrigenous, diesel) on bronchial cells;
- the evolution of air quality on different geographical scales in relation to current standards;
- specific research on air quality in the passenger cabin, with a comparative assessment of different methods of treating air entering from the outside; as part of this research, Renault is monitoring the work of the Observatoire Français de l'Air Intérieur, a French interior air quality institute;
- improving knowledge of the granulometry and composition of particulate emissions.

3.4.3 Logan, a feat of engineering

There is an expectation at carmakers that each new model should deliver something more, something better, something new. And there is a sense of time and history advancing which translates that expectation into technological progress and product enhancements. More airbags, more comfort, more electronics... more things that also make the car less suitable for some markets. Logan is a bold and deliberate challenge to these industry assumptions, a car that marks a real break with the usual approach to designing a new vehicle. There is nothing revolutionary about Logan's technology. What sets it apart from the competition is its selling price, for a vehicle whose fundamental features – quality, reliability, safety – are in line with Western standards. The design and development teams set out with a base price of €5,000 as their goal. To reach it, Renault applied several techniques:

- cost-driven management: at the outset, the overall cost target was broken down by function, and firm commitments to meeting the individual targets were secured from suppliers. In a similar vein, the key points in each stage – e.g., the digital project reviews and the meetings to check quality, cost, delivery and weight – were scheduled at shorter intervals to detect and correct any anomalies as early as possible;
- simplicity: Logan was designed as a simple car that offers customers in growth markets what they are looking for at the most affordable price. For instance, the dashboard shows drivers all the essential information they need, but without fancy styling or digital displays;
- a design-to-cost approach: The engineers also opted for a single-piece dashboard, a solution that yielded savings on tooling, styling parts (visors, add-on façade) and, to a lesser extent, on assembly operations. This design-to-cost approach is also reflected in the low curvature of the windows, particularly in the rear, and in the rear-view mirrors and protective strips, which are designed to be mounted on either the right or left of the vehicle.

◇ *Global Reporting Initiative (GRI) Directives.*

Through its growing international reach and the role that its products play in society, Renault's influence extends beyond the boundaries of the company itself. Renault also has close relationships with a wide range of stakeholders: suppliers, dealers, customers, scientific experts, local communities, non-profit organizations and government bodies. These relationships are underpinned by two key principles: build dialogue and promote transparency and loyalty.

Renault is involved in major social issues linked to the automobile industry, such as **sustainable mobility** and **road safety**. It also takes part in initiatives **to support civil society.**

3.5.1 Code of Good Conduct ◊

In 1998 Renault introduced a **Code of Good Conduct** that provides a framework for relationships with all stakeholders, both within and outside the Group. **Sent to suppliers and most managerial staff**, the Code sets out clearly defined principles for dealing with situations that are sometimes complex or unexpected.

Basically, the Code covers:

- protection of the company's personnel and its tangible and intangible property;
- compliance with the law and respect for the environment and partners; ◊
- disclosure and use of information; ◊
- use of company finances;
- participation in local activities;
- conflicts of interest.

An **Ethics and Compliance Committee** set up in 2000 oversees implementation and new developments within the Group, taking responsibility for defining communications policy in this area. **A compliance officer** is in permanent contact with the Committee and plays an active role in its initiatives.

In addition to the **Code of Good Conduct**, Renault has an **Internal Audit and Monitoring Charter** defining rules for the delegation of operational responsibility by executives.

3.5.2 Renault and its stakeholders ◊

The Group maintains close relations with its environment – partners, suppliers, dealers, customers and institutions – and its influence extends well beyond the company boundaries. Close to the major sites, extensive ties are established with local communities. Alongside other stakeholders, including associations like ORSE, EpE and Comité 21, and international organizations such as the UN's Global Compact and Environment Program, Renault is exploring opportunities for new links and is taking appropriate action on a progressive basis.

Customer satisfaction is essential, and customers are central to Renault's concerns. Product and service quality is part and parcel of the Group's strategic goals and is monitored constantly among our customers. ◊

- Renault uses customer surveys and call centers to evaluate customer satisfaction.
- The company has created a Customer Relations Department staffed by some 200 people. The department strives to be attentive to customer needs and expectations in an effort to improve satisfaction.
- Renault has introduced a set of indicators, such as response times to customer requests (by e-mail, letter or phone).
- Renault has also set up a dedicated call center for enquiries concerning its new luxury vehicles.

– The company has devised an array of services as part of its ongoing drive to satisfy customers and safeguard their mobility. These include Renault Minute, a fast-fit maintenance and repair service available with or without appointment; Renault Bodyshops, which offer a rapid body repair service; Renault Assistance, which supplies Renault customers with reliable roadside assistance; and Renault Rent, Renault's vehicle rental service.

– In addition, the distribution network in France and Market Area France are both ISO 9000 certified. ◇

– Recalls also provide an opportunity for inspecting and, where necessary, restoring vehicles to standard. ◇

– The New Distribution program introduced in 1999 is steadily reducing delivery times.

– The Renault contractual vehicle warranty has now been extended to two years.

This quality policy demands a multi-disciplinary, grassroots approach managed by people who are attentive to customer requirements at every level of the company. **Quality concepts are taught through training courses tailored to all personnel concerned.** ◇

L'Automobile Magazine **paid tribute to these efforts on November 16, 2004 when it awarded Renault its prize for best customer service.** ◇

Building on the Chairman's work in 2003 to encourage suppliers to sign up to the Global Compact, in 2004 Renault launched a far-reaching sustainable development initiative targeting suppliers. In November 2004, Renault's Senior Vice President in charge of Purchasing asked the Group's main suppliers to make a formal commitment to the values of the Global Compact and to the Renault Declaration of Employees' Fundamental Rights. On November 5 the Purchasing Management Committee green-lighted an ambitious action plan that will incorporate social and environmental criteria into the procedures for issuing approvals, selecting suppliers and reviewing performance. To ensure that everyone's knowledge is up to scratch, a questionnaire will be sent out to suppliers, and training and information programs will be conducted inside and outside the company. Meanwhile, specially created task forces are working on concrete proposals that will help Renault get ready for the next stages.

Renault's strategy vis-à-vis its **suppliers** is founded on **long-term relationships**, the involvement of suppliers in projects at a very early stage of development, and the introduction of a common language and working methodology. ◇

To meet this objective, Renault selects a restricted **supplier** base in line with a list of predetermined criteria. **Long-term relations** with suppliers are based on a number of established rules:

– mutual compliance with economic, technical, quality and logistic commitments, which are subject to regular performance reviews;

– criteria addressing occupational welfare (protection, safety, use of chemicals, etc.) and environmental protection (waste, risk prevention, storage, etc.) have been implemented for suppliers of on-site installations and services for a number of years. The Group working-conditions policy focuses on the safety and working conditions of personnel, suppliers and subcontractors. An audit system has been introduced to monitor the safety and operating conditions of subcontractors working on Renault sites; ◇

– more recently, suppliers of components and materials have been involved in eco-design and life-cycle environmental management.

The results and quality of the relationships are reviewed annually, enabling progress to be measured and new goals set. Problems, if any, are solved jointly.

Regular meetings are also organized with major suppliers to discuss future development projects. And suppliers themselves are now taking the initiative by proposing technical improvements aimed at enhancing environmental performance.

This is typical of the framework within which features such as vehicle occupant restraint systems have been developed, contributing to the high standard of safety in Renault cars.

To assist clarification and standardization, Renault has developed structured tools for joint action on manufacturing processes. The object is to reduce the risks of product non-quality, ensure secure sourcing, increase supplier involvement with respect to consumers, and create a more dispassionate climate between partners. For example, the appeal process is defined in the **warranty charter** negotiated with the suppliers' representative organizations. Likewise, since Mégane II, the parts quality acceptance processes now include recycling criteria, relating to material composition in particular.

To ensure optimum exchange, the **Suppliers' Council** brings Renault senior management and its main suppliers together several times a year. The **Renault Institute**, a quality and management consultancy body, is dedicated to serving Renault and its partners. Finally, the tier-two suppliers benefit from the action programs of the Institute for Automobile Competitiveness and Excellence (ICARE).

◇ ***Global Reporting Initiative (GRI) Directives.***

3.5.3 Renault: architect of sustainable mobility ◇

3.5.3.1 The challenges of sustainable mobility

Sustainable mobility seeks to reconcile independent travel and communication needs, based on safe and effective means at an acceptable cost, with the need to respect essential values, both human and environmental, now and in the future.

To meet this objective of total or sustainable mobility, government and industry must work together by encouraging national and regional approaches based on clearly defined strategies.

3.5.3.2 Renault's policy on sustainable mobility

To make mobility more sustainable, Renault's transportation policy consists in:

- applying the concept of sustainable development, i.e. consistency between the short and the long term;
- seeking to reduce harmful effects/pollution by automobiles, with constant analysis of the cost-effectiveness of proposed measures;
- developing innovative mobility services;
- rational and efficient use of telematic services in infrastructures;
- *proactive involvement of the Renault network of experts in the debate* on sustainable mobility;
- paying particular attention to the relationship between the automobile and the city and the necessary balance between individual and public transportation;
- optimizing mobility, through organization rather than constraint, as illustrated by the transport plan for employees of the new Equinove IS center in Plessis Robinson near Paris, where the aim is to emulate the excellent results achieved by the Technocentre in Guyancourt;
- bringing together a network of experts from the different company departments in a Transport and Mobility Committee to contribute to the social debate and initiate projects both inside and outside the company.

To support these principles, Renault is setting up or taking part in initiatives to promote sustainable mobility in France, Europe and elsewhere in the world.

3.5.3.3 Renault's national initiatives to promote sustainable mobility

– SARRASIN, a subscriber car service for rural areas, is designed to provide innovative mobility solutions for sparsely populated areas by combining transport on-demand, car pooling and car sharing. The aim is to conduct full-scale trials in the Abbeville area in the near future. Meanwhile, the process of putting the project together in 2004 led to some interesting findings. With so many options available through different combination of the service components, extensive talks had to be held with public and private bodies and associations. These discussions were used to pinpoint problems and find ways to ensure maximum flexibility. They also helped to advance a number of nationwide regulatory projects:

- for example, Renault assisted the Interministerial Committee for Regional Planning and Development (CIADT) in preparations for the Rural Development Bill. The company was involved in drawing up an inventory of transport on demand, and also looked at different applications of the *chèque emploi-service* (special arrangements for paying domestic and temporary workers) in rural areas;

- Renault took part in a nationwide transport on demand study for the Regional Planning and Development Authority (DATAR), the Transport Ministry, and the Agency for the Environment and Energy Management (ADEME). The study, which also examined innovative transport solutions, encompassed all rural and suburban areas with a population density of under 50 people/km^2;

- at the local level, Renault held conclusive talks with the Picardie Maritime Youth Employment Scheme in the Baie de Somme area on possible applications of the SARRASIN project.

– In 2004, Renault was involved in multi-stakeholder talks on developing new urban zones. Sustainable development is one of the key issues in the design and management of this type of zone. The Transport and Mobility Group used its expertise to suggest innovative ways of managing automobile services by rationalizing and optimizing collective car use. The proposals positioned the collective use of vehicles as one alternative in the wide range of public transit and alternative travel options:

- as part of this process, Renault participated from January to July 2004 in a task force organized by the French Agency for Territorial Excellence (AFET). The task force's remit was to establish a mobility center in the Paris Rive Gauche Development Zone (ZAC). Politicians, policymakers, urban planners, associations, and technical experts all worked to define the center's mobility services, which include a car share system. The project had two aims: to anticipate new types of demand for mobility from the local population in this up-and-coming area, with its 60,000 jobs, 30,000 students and 15,000 residents; and to direct this demand towards sustainable solutions by 2015.

- Pierre & Vacances and Euro Disney consulted Renault on transport issues for their Village Nature au Val d'Europe project. The Marne la Vallée Public Development Agency (EPA) is also involved in its capacity as owner of the project, which is going to attract 20,000 visitors a week and employ 10,000 people indirectly;

- Renault discussed shared fleet services with ADP in a bid to improve accessibility at Paris's Charles de Gaulle airport within the framework of the company transport plan. The challenge was to enhance mobility to make it simpler for young people to find work and to make it easier for companies to hire.

– Renault is working closely with key public transportation operators in France, namely the Paris mass transit authority (RATP), Keolis, Connex and Transdev, to study and develop intermodal park-and-ride solutions to guarantee mobility and accessibility for all.

– In 2002 Renault began a study of the transport plan for employees at the IS center in Plessis Robinson, which will employ some 2,800 people by the end of 2005. Conducted in conjunction with GIE EMIF (RATP/CCIP) and completed in 2004, the study was used to identify the transport requirements of site employees and the transport options already in place or needing to be strengthened. Various solutions have been discussed with RATP, including moving bus shelter locations and laying on shuttles from designated railway stations (Versailles Chantier) and underground stations (Pont de Sèvres). Also, the car-share intranet server added Equinove to its list of destinations in June 2004. As a result of these initiatives, around 25% of employees will use public transit to get to the center, similar to the levels achieved at the Technocentre.

– Renault was also involved in PREDIT 3, a land transport research and innovation program initiated and directed by the Ministries of Research, Transport, the Environment and Industry, together with ADEME and the French Agency for Innovation (ANVAR). The program, which is driving public/private cooperation, is intended to promote the development of transport systems that are economically, socially and energy efficient, safer, and kinder to people and the environment.

- In 2004, Renault played an important part in drafting the specifications for a call for proposals on car sharing by PREDIT's Group 2, which covers services and mobility. Renault is actively involved in assessing the proposals from an economic and legal perspective ahead of service trials.

◇ **Global Reporting Initiative (GRI) Directives.**

- Renault also sent the government a proposal in response to the call for bids issued by Group 8 (clean and energy-saving vehicles). The aim is to make Paris one of the world's cleanest and most energy-efficient cities by 2015. In answering the bid, Renault assembled a task force of French carmakers and component manufacturers affiliated with the French Federation of Vehicle Equipment Industries (FIEV) to lay out the key priorities.

– In addition, Renault offers special conditions to operators of car share services in Paris (Caisse Commune) and Strasbourg (Auto'trement).

3.5.3.4 Renault's European initiatives to promote sustainable mobility

– The aim of the European research program TRASCOM (TRaveller ASsistance for COmbined Mobility in regional areas), set up with the Wallonia region in Belgium, with Alsace, Abbeville and with various industrial partners, is to develop multimedia applications, primarily through wireless communications systems, to satisfy users' mobility requirements by combining all possible means of transport.

– TRASCOM aims to provide real-time access to all the information needed to prepare and make a journey. It helps users make reservations, buy and pay for solutions offering an alternative and complementary response to the use of passenger cars (a two-wheeled vehicle, car rental, car sharing, taxi, park-and-ride). By creating seamless links with all the players involved in mobility, the system enhances the quality of travel.

– In Summer 2004, ten U.K. users and Loughborough University's ESRI laboratory conducted user trials on two test vehicles. The trials, which were carried out in the Abbeville region, studied technical performance and Human-Machine Interface and were used to prepare recommendations on equipment integration and on the service's specific functional features. These recommendations will provide a basis for the SARRASIN project (see above).

3.5.3.5 Renault's global initiatives to promote sustainable mobility

– Renault recently took part in an **international project on sustainable mobility** for 2030. As part of the World Business Council for Sustainable Development[1], 12 American, Japanese and European companies from the automobile and oil industries launched a major study on what mobility should be in 2030 and how to achieve this.

– Sustainable mobility seeks to reconcile independent travel and communication needs, based on safe and effective means at an acceptable cost, with the need to respect essential values, both human and environmental, now and in the future.

– To meet this objective of total or sustainable mobility, government and industry must work together by encouraging national and regional approaches based on clearly defined strategies.

– The aim of the Mobility 2030 project is to develop a vision of sustainable mobility that takes account of needs and proposes acceptable solutions in terms of employment and the environment, for consumers and society as a whole, by advocating concrete action, assisted by a support network in both developed and developing countries. This project is particularly innovative because it encompasses the three pillars of sustainable development; it is global and not regional, it covers all forms of mobility and transportation, it is conducted by industry specialists and is based on stakeholder dialogue around the world.

After the Mobility 2001 study, which analyzed the general context, the final Mobility 2030 report was published in July 2004. Renault's Chairman traveled to Brussels on July 5, 2004 to officially launch the European leg of the project. Speaking at the launch, he said that the two biggest challenges for 2030 were the increase in CO_2 emissions, together with the associated issue of expanding mobility in the emerging world – a phenomenon that would inevitably accompany economic growth in those countries. He called for an integrated approach to mobility policies and

*(1) **The World Business Council for Sustainable Development (WBCSD)** www.wbcsd.org consists of 150 international companies from 30 countries and 20 major industrial sectors, which are engaged in implementing sustainable development in the three key areas of environmental protection, social equity and economic prosperity. The council's work focuses on eco-efficiency, innovation and social responsibility in the business community.*

measures, involving public policymakers, industry, users and associations. The Chairman insisted that everyone would have to play their part to find solutions to local problems. Following the release of the Mobility 2030 report, the business partners began discussing a road safety action plan for developing countries. These additional steps led to the creation of the GRSI by the Global Road Safety Partnership (see below).

– In July 2004, Renault presented the Brazilian government with the results of the Rio de Janeiro Clean Air project. The project's aim was to identify the sources of fixed and mobile pollutant emissions in the city. Renault was able to demonstrate the wide range of possible applications for a pollution dispersion model. The project has turned out to be a valuable decision-support tool for organizations in charge of rehousing at-risk sections of the population in areas offering higher air quality.

– Renault is also part of an international network that is operating and experimenting with shared-vehicle services. The various projects conducted in 2004 provided opportunities for meetings, discussions and information-sharing. They included the following:

- the Honda ICVS intelligent community vehicle system, which is testing a new urban car share system in Singapore and California;
- the Cambio car share system in Belgium and Germany. Cambio is a German operator participating in the Moses sustainable urban mobility project;
- CEV Sharing, a project run jointly by Suzuki and Nissan in the cities of Yokohama and Nagoya.

3.5.4 Renault and road safety

Renault works in partnership with the public authorities throughout the world and aims to be an active partner in improving road safety.

3.5.4.1 The challenges of road safety

Road safety truly is a global public health issue, with 1.2 million people killed and some 50 million injured on the world's roads every year. On current trends, the number of people killed or injured every year in road traffic accidents could rise by over 60% by 2020. This would move road accidents to third on the WHO's list of the 10 leading causes of death and injury in the world, up from ninth in 1990.

Number of road deaths and injuries in Europe and France, 1990-2003


2,000,000
Injuries(1) in Europe
1,600,000
1,200,000
800,000
542,416
400,000
60,000
Road deaths in Europe
14,172
0
1990(2) 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003(3) 2004(4)
230,000
Injuries in France
184,000
138,000
92,000
88,236
12,000
Road deaths in France
6 000
4,309
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

(1) Figures for injuries are based on estimates.
(2) Figures for injuries in Europe do not include Luxembourg.
(3) Figures for deaths in Europe do not include Belgium. Figures for injuries do not include Belgium or Ireland.
(4) 2004 figures are based on provisional data.
Figures do not include U.K., Italy, Belgium and Ireland.

Progress in vehicle design has more than halved the risk of occupant injury in the event of an accident. Improvements in road infrastructures have also helped to bring down the number of accidents.

3.5.4.2 Renault's road safety policy ◇

Renault has adopted a comprehensive approach to road safety that places people right at the core of the vehicle design process, with accident research supplying the necessary scientific backing.

Recognizing the importance of road safety, Renault created a Group Road Safety Policy Department in March 2004. The new department is headed up by Dr. Jean-Yves Le Coz, former director of the Laboratory for Accident Research, Biomechanics and Study of Human Behviour (LAB), which was set up by the two French carmakers Renault and PSA Peugeot Citroën.

Safety has been a major concern of Renault since the establishment of the Laboratory of Physiology and Biomechanics in 1954, renamed LAB in 1969. Financed mainly by the two French automakers, the LAB facility is the only one of its kind in Europe. Its medical and engineering experts collaborate closely, particularly in studies of the behavior of the human body under impact.

Renault also possesses the world's largest accident research database, which enables collisions to be re-enacted on the basis of real-life accidents in order to understand their causes and limit their effects. This expertise places Renault in the forefront of automotive safety, as reflected in the new advertising slogan "Renault. Setting new standards in safety" introduced in September 2004. The new slogan also echoes the commitment made by Renault in October 2004 to comply with the recommandation on sustainable development issued by the BVP, France's self-regulatory advertising body.

Renault also supports all initiatives and equipment intended to favor careful, safe driving, such as the wearing of safety belts, harmonization of speed limits in Europe, and all awareness-raising schemes targeting drivers in general.

The company is an active participant in studies of safety factors, to which it contributes its expertise and its capacity for analysis, and is involved in an ambitious international education program. The objective is to improve human behaviour, which LAB has shown to be a clear casual factor in road traffic accidents.

Driver error is the cause of 80% of injuries on the road. The following chart shows the different causes of error:


9%
Unknown
3%
Illness
11%
Wrongly anticipated situation
17%
Reacted wrongly to situation
14%
Intended risk-taking
2%
Looking for the way
13%
Poor visibility
4%
Doing something else
2%
Tired
14%
Not paying attention
8%
Alcohol
3%
Driving error

% of causes of error (not of accidents). An accident may involve several errors.

Within the company itself, a committee composed of specialists in occupational health and safety, doctors and experts in accident research analyze the causes of road accidents in which company personnel are involved, particularly those which occur during the journey between home and work, in order to develop awareness and offer appropriate training. Those participants who are most vulnerable to accident risks in their working environment follow a training program in safe driving.

3.5.4.3 Renault's initiatives to promote road safety ◇

Prevention

Prevention involves helping drivers to anticipate risks. We can put an end to dangerous driving. Part of the solution lies in making drivers more aware of their responsibilities so they can understand the limits beyond which they are incapable of controlling their vehicle, and the situations in which they intentionally expose themselves to danger. This is why Renault equips its vehicles with functions that promote responsible behavior behind the wheel. The cruise control/speed limiter, for example, provides added comfort and safety by preventing the car from exceeding the speed set by the driver. Renault's range offers more cruise-control/speed limiters than any other in Europe and perhaps even worldwide. From Modus to Vel Satis, Renault's automobiles are fitted with these devices either as an option or as standard depending on the version. The visual and audible seatbelt reminder is an essential safety promotion device, because 20% of lives lost in accidents each year in Europe could be saved if everyone wore a seatbelt. The seatbelt reminder system is fitted on all Renault vehicles.

Because 50% of accidents are caused by an error in perception, prevention also involves providing the driver with effective information. The tire pressure monitoring system helps do just that. Burst tires are a contributing factor in some 6% of fatal motorway accidents. This is why Renault is equipping much of its range with the monitoring system. Prevention is also based on the ability to properly assess conditions. For this, Renault provides xenon headlamps and adaptive cruise control, which supplies additional comfort above all, but also improves safety. Last, anticipating risks means enabling the driver to concentrate on the task at hand by assisting with additional duties. Automatic headlamps and windscreen wipers provide exactly this kind of help.

Correction

Roadholding and braking make up the vehicle's fundamental dynamics, underpinning accident avoidance. Even so, there are situations where technology has to intervene to compensate, as far as possible, for driver errors. This is the aim of driver aids, which are triggered in difficult or emergency situations but never completely take over from the driver. ABS is the best-known of these systems, but Renault also equips its models with Emergency Brake Assist and ESP, now available with understeer control.

◇ *Global Reporting Initiative (GRI) Directives.*

ABS is a system that keeps the wheels from locking up during emergency braking to allow the driver to retain steering control. EBD is an additional function installed within ABS. It permanently adjusts force proportioning between the front and rear wheels. Emergency Brake Assist lets the driver use the full power of the braking system by maintaining maximum pressure on the pedal until the vehicle comes to a stop. Meanwhile, the Electronic Stability Program, or ESP, helps the driver to maintain his intended direction should the vehicle veer off-course during an emergency maneuver.

These features were already available as standard or as an option on much of the range in 2004, and Renault now hopes to add them to even more models.

Protection

A cornerstone of Renault's safety strategy, the principle of "**Safety for All**" aims to protect all car occupants according to the severity of the impact, their age, morphology and position in the vehicle, in small and large cars alike.

It is based on four major principles:

– focus on occupants in order to improve their in-car safety;

– develop safety for all – children and adults, front and rear passengers;

– achieve maximum safety regardless of the type or size of model;

– take account of occupants of other vehicles in the development of crash compatibility between different vehicles.

The results take the form of innovative, dedicated equipment offered by Renault on its models, mostly as standard, regardless of their level in the range.

Renault achieved excellent results in 2004. Mégane Coupé-Cabriolet and Modus obtained five-star ratings and both were rated best in class. Renault is currently the only automaker to market seven models with a five-star rating in the Euro NCAP tests. It offers the safest range on the European market. ◇

The entire Renault range is designed to provide optimum protection for all occupants. Safety is written into a vehicle's DNA. The structure is above all designed to absorb part of the energy released during an impact, while still ensuring that the cabin remains intact so that it forms a survival cell for its occupants. Occupant restraint systems then come into action to absorb the energy of deceleration during the impact, so as to prevent the serious injuries that could otherwise result. As the first manufacturer to introduce load limiters (1995) and then controlled-deflation front airbags (1997) in a bid to reduce injuries to the chest, neck and head, Renault has constantly sought to introduce innovative safety systems. Since 2001 the third generation of the Renault System for Restraint and Protection (SRP) has been unmatched on the market with its combination of twin-volume airbags, which adapt to the violence of the impact, double pretensioner system, and even an anti-submarining airbag system on Mégane Sport Hatch and Mégane Coupé-Cabriolet. Renault has also widely fitted such features as pretensioners and load limiters on the back seats.

For several years, Renault has been paying particular attention to the problem of child safety. Children are not just miniature adults and specific research is necessary to identify their precise needs. Renault has relied on its know-how and expertise in this field to conduct in-depth studies. Children not only have particular morphological characteristics; they have specific desires, worries, lifestyles and attitudes towards car travel. Renault is testing and developing restraint systems for each model in the range, using appropriate advanced technology systems. Children will benefit from the latest protective systems (infant carriers, child seats with Isofix attachments and an anti-rotation feature, adult safety systems tailored to children's needs), based on the conclusions of the European CREST (Child Restraint) program completed in 2000 and supervised by Renault.

Raising awareness

On June 5, 2003 Louis Schweitzer signed a road safety **partnership charter** with the French transport minister, confirming the Group's commitment to the cause of road safety.

Also, in the course of 2004, Renault launched a series of road safety campaigns for Group employees in France and abroad, for the sales network, for the general public, and for children and young people.

- Initiatives targeting Group employees:
Spanning 18 countries and 51 sites, the "Road Safety Without Borders" campaign reached 88,000 people through a competition to design posters tackling the issues of speeding, drink-driving, care on the road and the importance of seatbelts. The competition finals were held on June 15 2004 as part of Road Safety Month. Louis Schweitzer chaired the jury for the worldwide competition. Rémy Heitz, Interministerial Delegate for Road Safety, also attended the event.

As part of Road Safety Month, Renault launched a series of e-learning modules on road safety, which it emailed to 60,000 employees. A full 20,000 of them connected to the modules, clocking up 3,500 training hours.

Also, most Renault sales personnel received training in vehicle safety in 2004. This program is going to be continued in 2005.

In the space of three years, the Group's ongoing efforts to raise employee awareness have cut by over one-quarter the number of commuting accidents that result in time off.

- Initiatives targeting the sales network

The theme of road safety receives broad coverage in network media, including Synchro, Renault TV and deployment meetings. Network communications were centered around vehicle safety for the Modus launch.

- Initiatives targeting the general public

In September 2004, Renault teamed up with Hachette to publish Driving Safety Forward, a book designed to raise public awareness about safety issues and promote responsible behavior on the road. A total of 45,000 copies have been printed so far, with translations into seven languages. Over 1,350 schools have ordered copies of the new book.

- Initiatives targeting children and young people: the "Safety for All" international road safety program

Because human behavior is a contributing factor in almost 80% of road accidents and because it is important to adopt the right habits from the earliest age, Renault is pursuing its "Safety for All" international road safety program, based on its knowledge and experience in this field. Launched in 2000, the program has already reached an audience of 6 million young people, making it the biggest road safety awareness campaign ever organized by a carmaker.

The "Kids on the Road" teaching kit and the international competition for primary schools have already raised awareness among children aged 7-11 in 13 different countries. And as children went back to school after the 2004 summer holidays, Renault extended the scope of its initiative to include Russia and Romania. In 2005, our subsidiary Renault Samsung Motors is going to team up with Safe Kids Korea, an NGO, to launch the Child Traffic Educational Programme. Designed along exactly the same lines as the "Kids on the Road" kit, the Korean program will involve four Seoul area schools selected by the Education Ministry, and is scheduled for trials between February and September 2005.

The "Express Yourself!" campaign for 12-15 year-olds was a big success. Launched in Autumn 2003, the campaign reached 30,000 secondary school pupils in France, Switzerland and Spain. The children were asked to design posters promoting responsible behavior on the road. Teachers received a teaching kit with interactive tools. In 2004, the campaign was extended to Austria.

Renault picked the best poster in each country and displayed it nationwide. In France, the winning class's entry was posted up in the Renault network and appeared some 40 times in the press.

In parallel, Renault is organizing local road safety initiatives targeting drivers aged between 18 and 25 in Germany, Belgium, Spain, France, Italy and Poland.

The "Safety Stars" campaign in Germany: profiling a Renault initiative

The "Safety Stars" campaign is aimed at raising road safety awareness among young drivers. Since 2004, it has included two competitions, one to find Germany's best young driver and another to reward people who are making a difference.

The competition to find **Germany's best young driver** tested the abilities of young drivers in regional heats held at driving centers around the country. The regional winners then traveled to Berlin for a full day of competition that tested their theory and practical skills. This year, 5,000 people signed up to take part by sitting the theory test at www.safetystars.de.

The second competition sought to reward **people who are making a difference** – people whose personal efforts are improving day-to-day road safety for young people. The 2004 competition included four categories: driving schools, the police, associations, and others.

Renault also organized a **Road Safety Forum** in Berlin. The event was attended by young drivers and experts from the Transport Ministry, driving schools and the German Automobile Club (ADAC). The two questions on the agenda were "Getting a license at 17", and "Current trends among young people and relations with parents".

All Renault's road safety initiatives in the 16 participating countries are detailed on the dual-language website: www.securite-pour-tous.com/www.safety-for-all.com.

3.5.4.4 Taking on the international challenge of road safety

e-Safety, a European ambition

The European Commission has set the ambitious target of reducing the number of road accident fatalities by half between 2000 and 2010.

To work towards this target, European Commissioner Erki Liikanen, supported by ERTICO and ACEA, organized the e-Safety Forum, a public/private consultation launched in 2002, and pursued in 2003 and 2004. The aim of the consultation is to accelerate the development, deployment and use of new information and communication technologies in a bid to improve road safety in Europe via consensus and voluntary agreements.

The e-Safety Forum is presently organized around the following nine working groups, which are being directed by industry and a steering committee:

- eCall (emergency calls);
- Human-Machine Interaction;
- real-time traffic and travel information;
- road maps;
- heavy vehicles;
- public outreach;
- research and development;
- accident causation data;
- international cooperation.

The eCall working group is the number-one priority for the industry and for the European public sector.

The Group is working on an integrated strategy for pan-European emergency call services. The ultimate goal is that all vehicles should be fitted with the equipment needed to activate such services.

Renault's experts are playing a full part in the activities of the forum and the different working groups. The Group is especially involved in the eCall, Human-Machine Interaction, and real-time traffic and travel information groups.

A Renault expert also sits on the steering committee of the e-Safety initiative.

GRSP – GRSI

In November 2004 Renault announced that it would take part in the Global Road Safety Initiative (GRSI) created as part of the Mobility 2030 action plan. As a result, the Group is going to be involved in the Global Road Safety Partnership (GRSP). These initiatives will provide an opportunity to build greater road safety awareness in emerging countries.

Set up by the World Bank in 1999, the GRSP is hosted by the International Committee of the Red Cross in Geneva. The partnership is an informal network of businesses, international institutions, governmental organisations and associations. Its aim is to carry out demonstration projects that will promote policies to improve road safety in developing countries. The GRSP seeks to forge partnerships at the worldwide level, promote efforts that lead to local initiatives, and aid local authorities to aquire know-how through exchanges with member businesses.

The GRSI is a major initiative whose goal is to step up road safety efforts in partnership with the public authorities of emerging countries. It constitutes the road safety action plan of the member companies of the WBCSD's Sustainable Mobility Project 2030. In the first stage, the participants plan a three-pronged approach: issue a guide to good practice; open regional training and knowledge transfer centers; and provide financial assistance that will help local initiatives accelerate and facilitate the implementation of effective measures to improve road safety.

3.5.5 Contribution to civil society

3.5.5.1 Local action for the disabled ◇

Renault is involved in numerous local initiatives to assist the disadvantaged. For example, continuing its efforts for **disabled people** that began 50 years ago, Renault publishes **En Route**, a practical guide for disabled car users (available free of charge at Renault dealerships and downloadable in French at www.renault.fr/handiservices). Renault's website, www.renault.fr, also includes a section of practical information for disabled people, Handi-Services (on www.renault.fr/handiservices).

For several years, Renault has been an active partner of the **Motability** car scheme for the disabled in the U.K.

Support software is also available to help dealers and agents address the needs of disabled people and offer them the widest possible choice of vehicles and equipment suited to their special needs.

In 2005 Renault wants to extend its policy for disabled people to implement it at the worldwide level.

3.5.5.2 Education and culture

In many countries, Renault supports educational and cultural projects in ways that go beyond financing. The emphasis is placed on the practical aspects of its actions.

Valued Citizens in South Africa ◇

The most striking example in this regard is the Valued Citizens program in South Africa. In 2003 Renault became the main partner of Valued Citizens, which aims to raise students' sense of citizenship and to involve teachers by encouraging them to foster democratic values in the classroom.

The principles of the Valued Citizen program are both simple and ambitious: to create an educational environment that will encourage respect for others and a sense of responsibility, checking the rise of crime and violence. The program also offers unemployed young people the chance to work as mediators.

The program now extends to 45,000 pupils and 500 teachers in 210 primary schools and 20 secondary schools in Gauteng province. Renault remains committed to supporting this initiative and contributing to its development. In 2005, it is planned to expand Valued Citizens to 130 primary schools in Freestate province and to 20 primary schools in KwaZula province.

The Renault Foundation: bringing cultures together

As part of its strategy of international outreach, the Group created the Renault Foundation in March 2001, with the aim of promoting the French language and French and European culture abroad.

The Foundation seeks to foster better mutual understanding and to forge ever closer links between France and Europe and countries where Renault has a major industrial presence, namely Japan, Brazil, South Korea and Russia.

The Renault Foundation provides French and European cultural training programs primarily to top foreign students who are going to build careers in multinational firms. Through the programs, these highly-educated young people gain a better understanding of Europe and France. The Foundation nurtures their talents, helping them to grow in a multicultural environment. By the end of 2005, the Renault Foundation will have contributed to the education of some 220 grant students, mainly from Japan. The Foundation foots the entire bill for the three unique training programs, which are taught in France and in French, and also finances the students' stay in France.

◇ *Global Reporting Initiative (GRI) Directives.*

The three programs were set up in partnership with several of France's outstanding institutions of higher education. Abroad, the Foundation is partnered by some of the most prestigious universities in Brazil, South Korea, Japan and Russia.

The Renault program was set up in partnership with universities in France and Japan. Each year, it enables some 20 Japanese students to come to France as part of their university studies.

The Renault Foundation IP MBA was created in 2002 in partnership with the University of Paris-Dauphine and the University of Paris I Panthéon-Sorbonne's corporate management institute. Graduates receive a joint degree from both institutions. Every year, the MBA program intake comprises 25 Renault Foundation grant students, mainly from Japanese, Brazilian and South Korean universities. All of these students are already qualified in their home countries and some have had some initial work experience.

The Renault Foundation ParisTech Masters in Transportation and Sustainable Development was created in 2004 in partnership with ParisTech. This post-graduate degree is awarded by ParisTech under the aegis of the Ecole Nationale des Ponts et Chaussées, the Ecole Polytechnique and the Ecole Nationale Supérieure des Mines de Paris. Every year the three-semester program admits 20 grant students from the Renault Foundation. Each student must already hold an engineering degree from a Japanese, South Korean, Brazilian or Russian university.

Renault's educational initiatives targeting secondary schools

Back in 1989 Renault set up an original educational aid for high-school economics and technology teachers.

Economics teaching: the aim of this project is to explain the economic issues and human and technical factors in the automobile industry to high-school students and teachers. The material, designed with researchers and teachers and validated by the education department, respects teachers' freedom and encourages interaction with the students.

Ten thousand of each of the program's four kits, regularly updated since 1989, have been distributed to date. They have been used with nearly 2 million students in France and in French high schools abroad. The program was tested in the U.K. and Spain, but differences in syllabuses in different European countries make it difficult to use outside France.

In Turkey, Renault is involved in a program to teach children what to do in *the event of an earthquake.*

3.5.5.3 Other actions ◇

Around the world, Renault also participates in:

Global Compact

- Proposed by UN Secretary General Kofi Annan in July 2000, the Global Compact brings major international companies together with the UN agencies and non-governmental organizations around the idea of sustainable and responsible development, underpinned by 10 principles. The partners are invited to uphold and advance these principles both internally and externally. As a fully concerned and responsible player, Renault officially joined the Global Compact in July 2001, undertaking to post every year an example of good practice and a learning experience in accordance with the UN principles. After "Safety for All", the example posted in 2003, Renault cited the Valued Citizens program as its example in 2004. Renault also published a Communication on Progress, which describes how the Group communicates with stakeholders on implementation of the Global Compact principles. The example and the Communication on Progress can be viewed on the Global Compact's official site: www.unglobalcompact.com.
- Renault is also a member of the Forum des Amis du Pacte Mondial (Forum of Friends of the Global Compact), which acts as the representative in France of the UN Global Compact Office in New York. The Forum was officially opened on January 27, 2004 by Kofi Annan and French President

Jacques Chirac. The Forum aims to support the application of the Global Compact's 10 principles, to extend the network of member companies, and to encourage members to learn from one another and pool information. Renault also posts its examples and Communications on Progress on the Forum website: www.pactemondial.org.

- On October 12, 2004 the Group Chairman signed the Renault group's Declaration of Employees' Fundamental Rights with the Secretary General of the International Metalworkers' Federation (FIOM) and trade union organizations. The Declaration is an integral part of the Renault group's policy on sustainable development and corporate social responsibility. It reflects the international standards and agreements to which Renault adheres, including the standards of the International Labor Organization and the Global Compact. (see Employee relations performance - Chapter 3, 3.2.2 - page 159).

Global Corporate Citizenship

- Renault's Chairman signed the initiative's joint statement, The Leadership Challenge for CEOs and Boards, which recommends a framework for action that business executives can use to develop a strategy for managing their company's impact on society and to develop relationships with stakeholders.

In addition to these organizations and associations, Renault applies the guidelines of the Organization for Economic Cooperation and Development (OECD) and belongs to other bodies with more specific mandates, that seek to involve companies in their activities.

In France, Renault is a member of:

- **Airparif**: para-statal organization that monitors levels of air pollution in Paris. It consists of representatives from the French government, industry, local councils from the Île de France region and approved environmental associations;
- **Comité 21**: a committee comprising representatives from most large French companies, local and regional councils, associations, public bodies and other competent persons. It was set up in 1995 to monitor the commitments made by governments at the Rio summit;
- **Entreprise pour l'Environnement (EpE)**: discussion forum on environmental and sustainable development issues.
- **Observatoire sur la Responsabilité Sociétale des Entreprises (ORSE)**: this recently founded corporate responsibility observatory brings together some 20 companies with trade unions, investors and audit firms. A forum for exchange and proposals, ORSE seeks to promote the ideas of rating companies and sustainable development.

At the European level:

- **European Roundtable of Industrialists (ERT)**: A forum of 45 European industrial leaders aimed at promoting the competitiveness and growth of Europe's economy. Since its inception in 1983, ERT has contributed significantly to improved dialogue between industry and governments at both national and European levels.

Renault is involved in several **patronage actions** whose aim is to either support people or populations or implement cultural or ethical initiatives. In 2004 Renault devoted a total of €4.8 million to these actions, including €3 million for the Renault Foundation and €1 million for the victims of the tsunami on December 26, 2004 in South-East Asia(1). ◇

Renault also supports several foundations that assist people and communities, and promote culture and ethics.

(1) Aid to tsunami victims was paid in February 2005.

◇ ***Global Reporting Initiative (GRI) Directives.***

Society:

- **Fondation Georges Besse**: established in 1987 on the initiative of Renault, a founder member in partnership with other major French companies, this foundation awards grants to outstanding young people who for financial reasons would otherwise be unable to fulfill their intellectual and human potential;
- **Fondation Marcel Bleustein Blanchet**: formerly the Fondation de la Vocation, this foundation awards 20 to 30 grants every year to young people for projects in the field of art, technical applications, communications or science;
- **Fondation de la Deuxième Chance**: established in 1998 and affiliated with the Fondation de France, the Fondation de la Deuxième Chance provides personal, technical and financial support to help people aged 18-55 overcome difficulties in school, further education or work;
- **Association Solidarité Défense**: set up by the Defence Ministry after the Gulf War and the Balkan crisis.

Culture:

- **Fondation Marius Berliet**: previously financed by Renault V.I. Funded by Renault since 2001, the foundation works to protect and restore old light commercial vehicles;
- **Society for European Business History**: German-law organization that holds conferences and events on corporate image and culture.

Ethics:

- **Transparence Internationale France**: A society set up in 1993 by business leaders and decision-makers from across the world. The members of this association commit themselves not to undertake any act of corruption directly or indirectly, to combat corruption and to implement concrete measures to discourage corruption.

3.6.1 Environmental performance

Key objectives		Target set	Due date	Situation at end-2004
Climate change				
- Manufacturing:	Cut energy consumption per manufactured vehicle by 2.5% annually	2003	2007	2.32MWh NCV/vehicle
- Manufacturing:	Reduce CO_2 emissions by 45% compared with 1998[1]	2004	2007	195,000 tons
- Product:	Sign up to the undertaking by all European automakers to achieve an average 140g of CO_2/km for all vehicles sold in the European Union	1998	2008	161g/km at end-2003
- Product:	Expand the NGV and LPG vehicle range	Ongoing	2005	2,074 LPG vehicles sold
Air quality				
- Manufacturing:	Cut VOC per vehicle to 4.6kg per average vehicle manufactured	2001	2007	5.2kg/vehicle
- Product:	Apply the Euro 4 standard across the entire range	2002	2006	Under way
Noise reduction				
- Product:	71dB(A) of external noise for new gasoline vehicles and 72dB(A) for diesels	1998	Ongoing	Vel Satis, Laguna,Mégane, Scenic,Modus
Environmental remediation				
- Continue using Simplified Risk Assessment (SRA) at all industrial facilities to prevent soil pollution		2001	Ongoing	100%
- Oversee rehabilitation work when future risks are detected		2001	Ongoing	Boulogne-Billancourt, Dacia
Water conservation				
- Manufacturing:	Cut water consumption by 50%	1998	2007	7.36m³/vehicle
- Manufacturing:	Cut daily flows per vehicle manufactured on all sites, as follows			
	50% oxidizable matter	1998	2007	0.26kg/vehicle
	40% suspended matter	1998	2007	0.25kg/vehicle
- Maintenance:	Establish and disseminate state-of-the art technological standards (consumption of water and cleansing agents) for vehicle washing	2004	2006	Under way
Waste reduction and recycling				
- Logistics:	For European plants: Reduce packaging volumes to 5kg for new vehicles (at assembly stage)	2000	2009	Modus: 8kg
- Logistics:	For plants outside Europe: Set costed objectives for the reduction of packaging waste	2004	2005	Under way
- Manufacturing:	Cut non-hazardous waste (excluding swarf)[2] to 37kg per manufactured vehicle	2004	2007	45kg/vehicle
- Manufacturing:	Cut hazardous waste for processing and elimination to 26kg per manufactured vehicle	2004	2007	28kg/vehicle

◇ *Global Reporting Initiative (GRI) Directives.*

Key objectives		Target set	Due date	Situation at end-2004
- Product:	Raise the portion of recycled plastics on new vehicles to as much as 50kg	2004	2015	Scenic: 16kg; Modus: 18kg
- ELV	Re-use 85% of materials from vehicle recycling channels	Depends on country	2006	Status reports unavailable
Ongoing environmental management				
- Audit all sites annually on environment and risk prevention		2003	2007	100% done
- Deploy sustainable-deployment management processes at suppliers: standards, training, assesments,etc.		2004	2007	Under way
- Extend ISO 14001 certification to new sites:				
	- Renault Belgium	2003	2005	Under way
	- Dacia	2003	2005	Under way
	- Avtoframos	2004	2007	Under way
- Deploy environmental training programs				
	- Manufacturing: Cap Eco 1	2000	2005	Done
	- Design: Cap Eco 2	2003	2006	Under way
	- Sales and marketing: Cap Eco 3	2004	2007	Under way
- Prepare the life-cycle inventory for new vehicles		2003	2005 Modus	Methodology tested on Scénic
- Incorporate environmental concerns into all Renault Production Way standards		2004	2007	Under way
- Publish an environment report for each site		2002	2007	24 major sites in 2004
- Apply environmental management standards to all main maintenance-related impacts, in association with commercial partners		2003	2007	Under way

(1) EU scope according to European directive on CO_2 quotas in force (boiler rooms with power in excess of 20MW).
(2) Swarf is fully recovered.

3.6.2 Employee relations performance

Key objectives	Target set	Due date	Situation at end-2004
Social			
HR POLICY			
Incorporate the Declaration of Employees' Fundamental Rights into Renault's supplier and management standards	2004	2006	Agreement signed
Conduct an initial implementation review on the Declaration of Employees' Fundamental Rights	2004	2006	International survey
Measure employee perception of various aspects of HR policy every six months at international level	2000	2005	2 annual surveys
Competitiveness			
Pursue an assertive recruitment policy, with 10,000 new hires	2004	2005	Policy established
Make preparations to extend working lives (1 efficiency expert in each major French site)	2003	2008	64%
International expansion			
Identify key competencies and business-critical skills every year	2000	2005	Steering committee
Recruit at least 20% of managers with international backgrounds every year	2000	-	26%
Apply the training policy at international level	2004	2006	Policy established
Make sure all employees have access to training	2004	2006	75%
Develop e-learning programs – Two-fold increase in training hours	2000	2005	51,695 hours
Provide support for the Renault Foundation/ParisTech Masters program in "Transportation and Sustainable Development"	2004	-	Program drafted
Extend coverage of the Single Personnel Database, with a target of 125,000 employees	1998	2010	82,998 employees
Attract and motivate			
Extend individual management committees to all professional categories	2004	2006	-
Establish an HIV/AIDS action plan for South Africa on an experimental basis	2004	2005	Survey carried out
Develop managerial skills. Implement the RM3 program	2004	2005	Program drafted
Support the dissemination of the 360° method via a progress plan for managerial practices	2003	-	4,565 managers concerned
Apply the "Health, safety and working conditions" hallmark to all main French sites	2001	2005	36%
Apply the "Management of health, safety and working conditions" hallmark to all main international sites	2001	2005	82%
Apply the "Management of health, safety and working conditions" hallmark to all RFA commercial outlets	*2004*	*2007*	-
Encourage freedom of expression by conducting a staff-wide ideas campaign	1990	-	73% participation rate
Sign a new profit-sharing agreement for Renault s.a.s.	2004	2005	-
Renew the agreement with the French government on a youth training program for low-skilled workers	-	2005	2,000 youngsters received training
Renew the agreement on handicapped staff at Renault s.a.s.	2004	2005	Agreement signed for Renault s.a.s. for 2002, 2003 and 2004
Draw up a policy on handicapped workers at international level	2004	2006	International survey
Assist 40 employee start-up projects	-	2005	40 start-ups

3.6.3 Social performance

Key objectives	Target set	Due date	Situation at end-2004
GLOBAL			
Update the Code of Good Conduct and disseminate it to employees.	2001	2002	Done
Introduce rules to fight corruption.	1999	2000	Done
Adopt the key measures set out in official reports on improving corporate governance.	2003	2004	Done
Establish disposal/acquisition procedures that enable understanding of the company's assets and liabilities and proper handling of the resulting accountabilities.	1998	2000	Done
Unite the entire workforce by disseminating information from all sectors, either through conventional print media or on intranet sites.	2000	2003	Done
Incorporate sustainable development approaches into the company's new purchasing policy.	2004	2005	Under way
Produce one example annually of a practical application of Global Compact principles	2002	annual	Under way Ongoing process
Play a leadership role in action to promote Global Compact principles among small and midsized companies in the Paris metropolitan area.	2004	2005	Under way
Take advantage at central level, via a special procedure, of Renault's official commitments in the field of sustainable development.	2004	2005	Under way
Develop and deploy an in-house training program to promote sustainable development practices.	2004	2007	Pending implementation
Create and develop a nationwide Master's program in "Transportation and Sustainable Development", in association with ParisTech.	2002	2005	Under way
Deploy the "Safety for All" program to enhance child road-safety awareness	2000	annual	Under way Ongoing process
Take action to improve road safety in developing countries GRSI.	2004	2006	Pending implementation
Assist with the transfer of road safety know-how in developing countries.	2004	2006	Pending implementation
Introduce a program to capitalize on Renault's action to promote sustainable development among local communities	2003	2005	Pending implementation
Establish a partnership with an NGO involved in sustainable development.	2004	2006	Pending implementation

4 Statements

4.1.1 Statutory Auditors' report on the consolidated financial statements

Year-ended December 31, 2004

This is a free translation into English of the original Statutory Auditors' report on the consolidated financial statements signed and issued in the French language and is provided solely for the convenience of English speaking readers.

In accordance with our appointment as auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Renault for the year ended December 31, 2004.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these consolidated financial statements, based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as at December 31, 2003 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

II. Justification for our assessments

In accordance with the requirements of Article L.225-235 of the French Company Law *(Code de Commerce)* relating to the justification for our assessments, we bring to your attention the following matters:

As indicated in note 12 to the financial statements, the Group accounts for its investment in Nissan Motor under the equity method due to the specific nature of the Renault-Nissan Alliance and notwithstanding the fact that the Group holds more than 40% of the voting rights; our audit of the consolidation scope included a review of the de facto and de jure information observed with regard to the Alliance and used as the underlying basis for the accounting method adopted by the Renault group.

As stipulated also in note 12 to the financial statements, the financial statements of Nissan were previously consolidated by Renault under the equity method with a three-month timing difference; the preparation by Nissan of quarterly financial statements has now made it possible to absorb this timing difference as at December 31, 2004 by means of the recognition of fifteen months of Nissan.s income covering the period between October 1, 2003 and December 31, 2004. We have ensured that the recognition of this additional quarter of income has been correctly reflected in the financial statements and described in the notes to the financial statements.

For the purpose of preparing the consolidated financial statements, Renault Group Management makes certain estimates and assumptions concerning primarily the impairment of tangible and intangible fixed assets, deferred taxes and loss and contingency provisions . in particular the warranty provisions. As regards to assets, the Renault group uses planning tools and multi-annual financial plans; the various components of which (cash flows and forecasted taxable income, in particular) are used to ascertain the recoverable value of tangible and intangible fixed assets. In order to estimate provisions, Renault uses internal or external expert reports, particularly in respect of warranties, which are based on statistics concerning technical incidents. For all such estimates, we reviewed the available documentation and we assessed the reasonable nature of the assessments made.

The assessments were thus made in the context of the performance of our audit of the consolidated financial statements taken as a whole, and therefore contributed to our opinion expressed in the first part of this report.

III. Specific procedure

We have also verified the information given in the Group.s management report.

We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Neuilly-sur-Seine and Paris-La Défense, February 23, 2005

The Statutory Auditors

DELOITTE & ASSOCIÉS		ERNST & YOUNG AUDIT	
P. CHASTAING-DOBLIN	A. RAIMI	J.F. BÉLORGEY	D. MARY-DAUPHIN

4.1.2 Consolidated Financial Statements

4.1.2.1 Consolidated income statements

€ million	2004	2003	2002
Sales of goods and services	38,772	35,658	34,586
Sales financing revenues (note 4)	1,943	1,867	1,750
Revenues (note 3)	**40,715**	**37,525**	**36,336**
Cost of goods and services sold	(31,162)	(29,273)	(28,178)
Cost of sales financing (note 4)	(1,171)	(1,155)	(1,169)
Research and development expenses	(1,383)	(1,243)	(1,143)
Selling, general and administrative expenses	(4,581)	(4,452)	(4,363)
Operating margin (note 1-J)	**2,418**	**1,402**	**1,483**
Other operating income and expenses (note 7)	(270)	(168)	(266)
Operating income	**2,148**	**1,234**	**1,217**
Net interest income (expense) (note 8)	(22)	(129)	(179)
Repurchase of redeemable shares (note 8)	(343)	-	-
Other financial income and expenses, net (note 8)	17	58	88
Financial expense	**(348)**	**(71)**	**(91)**
Share in net income (loss) of companies accounted for by the equity method	**2,452**	**1,860**	**1,331**
Nissan – 12 months (1) (note 12)	*1,767*	*1,705*	*1,335*
Nissan – additional quarter (1) (note 12)	*432*	-	-
Other companies accounted for by the equity method (note 13)	*253*	*155*	*(4)*
Group pre-tax income	**4,252**	**3,023**	**2,457**
Current and deferred taxes (note 9)	(634)	(510)	(447)
Group net income	**3,618**	**2,513**	**2,010**
Minority interests	(67)	(33)	(54)
RENAULT NET INCOME	**3,551**	**2,480**	**1,956**
Number of shares outstanding (in thousands) (note 10)	265,960	265,960	259,560
Earnings per share in € (2) (note 10)	13.35	9.32	7,53
Earnings per share – excluding Nissan additional quarter, in €	11.73	-	-

(1) As Nissan now establishes quarterly financial statements, the three-month difference between Nissan and Renault financial years has been absorbed in the 2004 consolidation. The additional quarter covers the period October 1 – December 31, 2003.

(2) In accordance with French accounting regulations, treasury shares held for the purposes of stock option plans awarded to Group managers and executives are considered to be in circulation. The diluted earnings per share is therefore identical to the basic earnings per share.

Key figures before capitalization of development expenses (note 11-A):

€ million	2004	2003	2002
Operating margin	1,877	937	896
RENAULT NET INCOME	**2,926**	**1,982**	**1,359**

4.1.2.2 Consolidated balance sheets at December 31

€ million	2004	2003	2002
ASSETS			
Intangible assets (note 11)	1,969	1,394	905
Property, plant and equipment (note 11)	10,595	10,392	10,262
Investments in companies accounted for by the equity method:	9,992	8,933	7,966
Nissan (note 12)	*8,259*	*7,219*	*6,348*
Other companies (note 13)	*1,733*	*1,714*	*1,618*
Other investments and financial assets (note 14)	425	396	418
Deferred tax assets (note 9)	451	1,328	1,378
Inventories (note 16)	5,142	4,872	4,780
Sales financing receivables (note 15)	20,633	19,614	17,872
Automobile receivables (note 17)	1,878	2,096	2,067
Other receivables and prepaid expenses (note 18)	2,067	2,136	2,043
Loans and marketable securities (note 19)	2,269	2,854	2,183
Cash and cash equivalents (note 19)	5,521	4,276	3,354
TOTAL ASSETS	**60,942**	**58,291**	**53,228**

SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital	1,086	1,086	1,086
Share premium	3,453	3,453	3,453
Retained earnings	9,761	7,638	6,026
Translation adjustments	(1,791)	(1,066)	(693)
Net income	3,551	2,480	1,956
Shareholders' equity (note 20)	**16,060**	**13,591**	**11,828**
Minority interests	384	395	377
Deferred tax liabilities (note 9)	220	885	730
Provision for post-employment benefits (note 21)	816	861	772
Other provisions for risks and liabilities (note 22)	2,247	2,255	2,317
Interest-bearing borrowings (note 23)	27,590	27,182	24,485
Automobile division	*7,220*	*7,069*	*6,749*
Sales financing division	*20,370*	*20,113*	*17,736*
Trade payables	7,234	7,197	6,933
Other liabilities and deferred income (note 24)	6,391	5,925	5,786
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**60,942**	**58,291**	**53,228**

4.1.2.3 Changes in consolidated shareholders' equity

€ million	Number of shares (thousands)	Share capital	Share premium	Translation adjustment	Reserves and retained earnings	Total
Balance at December 31, 2001 before allocation	**242,196**	**923**	**2,420**	**50**	**6,658**	**10,051**
Capital increase (1)	42,741	163	1,033	-	-	1,196
Dividends	-	-	-	-	(234)	(234)
Change in translation adjustment	-	-	-	(693)	-	(693)
2002 net income	-	-	-	-	1,956	1,956
Other changes (2)	-	-	-	-	(448)	(448)
Balance at December 31, 2002 before allocation	**284,937**	**1,086**	**3,453**	**(643)**	**7,932**	**11,828**
Dividends	-	-	-	-	(294)	(294)
Change in translation adjustment	-	-	-	(423)	-	(423)
2003 net income	-	-	-	-	2,480	2,480
Balance at December 31, 2003 before allocation	**284,937**	**1,086**	**3,453**	**(1,066)**	**10,118**	**13,591**
Dividends	-	-	-	-	(357)	(357)
Change in translation adjustment	-	-	-	(725)	-	(725)
2004 net income	-	-	-	-	3,551	3,551
BALANCE AT DECEMBER 31, 2004 BEFORE ALLOCATION	**284,937**	**1,086**	**3,453**	**(1,791)**	**13,312**	**16,060**

(1) After neutralization related to Renault's 44.4% investment in Nissan (notes 2.3-A and 12).
(2) Impact related to Renault's increased investment in Nissan following the Nissan capital increase reserved for Renault (notes 2.3-A and 12).

Details of changes in consolidated shareholders' equity in 2004 are given in note 20.

4.1.2.4 Consolidated statements of cash flows

€ million	2004	2003	2002
Renault net income	**3,551**	**2,480**	**1,956**
Depreciation and amortization (note 11-C)	2,266	2,223	2,066
Net allocations to long-term provisions	224	321	409
Net effects of sales financing credit losses	155	182	213
(Gains)/losses on asset disposals	(117)	(228)	(212)
Share in net income of companies accounted for by the equity method (net of dividends received) (1)	(1,899)	(1,516)	(1,072)
Repurchase of redeemable shares (2)	343	-	-
Deferred taxes	168	53	159
Minority interests	67	33	54
Other	50	12	5
Cash flow	**4,808**	**3,560**	**3,578**
Financing for final customers	(12,270)	(11,921)	(11,208)
Customer repayments	11,103	10,257	10,114
Net change in renewable dealer financing	(35)	(339)	(282)
Increase in sales financing receivables	**(1,202)**	**(2,003)**	**(1,376)**
Bond issuance (note 23-A)	1,100	1,550	1,266
Bond redemption (note 23-A)	(1,050)	(1,123)	(1,095)
Net change in other interest-bearing borrowings	667	1,516	1,592
Net (increase) decrease in loans and marketable securities	227	(33)	(61)
Net change in interest-bearing borrowings for the sales financing division	**944**	**1,910**	**1,702**
Decrease (increase) in inventories	(116)	(189)	(300)
Decrease (increase) in trade receivables for the automobile division	161	(114)	263
Decrease (increase) in other receivables and prepaid expenses	59	(157)	(290)
Increase (decrease) in trade and other payables	53	366	(71)
Increase in other liabilities and deferred income	250	170	565
Decrease (increase) in working capital	**407**	**76**	**167**
CASH FLOWS FROM OPERATING ACTIVITIES	**4,957**	**3,543**	**4,071**
Nissan capital increase reserved for Renault	-	-	(1,875)
Other acquisitions, net of cash acquired	(127)	(73)	(98)
Purchase of property, plant and equipment and intangibles	(3,483)	(3,234)	(3,390)
Disposal of investments, net of cash transferred	10	93	209
Proceeds from disposal of property, plant and equipment and intangibles	469	534	276
Net (increase) decrease in other financial assets	24	(29)	154
CASH FLOWS FROM INVESTING ACTIVITIES	**(3,107)**	**(2,709)**	**(4,724)**
Bond issuance (automobile division) (note 23-A)	407	1,427	1,008
Bond redemption (automobile division) (note 23-A)	(290)	(229)	(228)
Net increase (decrease) in other interest-bearing borrowings of the automobile division (2)	(982)	9	(764)
Net (increase) decrease in loans and marketable securities	404	(756)	41
Renault S.A. capital increase reserved for Nissan	-	-	2,158
Other proceeds from shareholders	18	1	61
Dividends paid to parent company shareholders	(383)	(316)	(250)
Dividends paid to minority interests	(35)	(21)	(35)
CASH FLOWS FROM FINANCING ACTIVITIES	**(861)**	**115**	**1,991**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**989**	**949**	**1,338**
Cash and cash equivalents: opening balance	**4,276**	**3,354**	**2,135**
Increase	989	949	1,338
Effect of changes in scope of consolidation and exchange rate	256	(27)	(119)
Cash and cash equivalents: closing balance	**5,521**	**4,276**	**3,354**

(1) Dividends received from companies accounted for by the equity method totalled €553 million in 2004 (€344 million in 2003 and €260 million in 2002).

(2) The repurchase of redeemable shares that took place in 2004 resulted in a net €(545) million change in the automobile division's interest-bearing borrowings. The total repurchase value of the shares comprised:
- €202 million corresponding to the shares' par value (including accrued interest);
- a price supplement of €343 million, included in the year's expenses.
This operation increased the Group's net indebtedness by the amount of the price supplement, i.e. €343 million (note 8).

4.1.2.5 Information by division

A. Income statement items by division

€ million	Automobile	Sales financing	Interdivision transactions[1]	Consolidated total
2004				
External sales (note 4)	38,645	2,070	-	**40,715**
Interdivision sales [1]	549	249	(798)	**-**
REVENUES	**39,194**	**2,319**	**(798)**	40,715
OPERATING MARGIN	**1,965**	**444**	**9**	2,418
Operating income	1,710	429	9	**2,148**
Financial expense on repurchase of redeemable shares	(343)	-	-	**(343)**
Financial income (expense) other than repurchase of redeemable shares	93	3	(101)	**(5)**
Share in net income of companies accounted for by the equity method [2]	2,452	-	-	**2,452**
Current and deferred taxes	(460)	(171)	(3)	**(634)**
GROUP NET INCOME	**3,452**	**261**	**(95)**	3,618
2003				
External sales (note 4)	35,535	1,990	-	**37,525**
Interdivision sales [1]	420	177	(597)	**-**
Revenues	**35,955**	**2,167**	**(597)**	37,525
Operating margin	**1,035**	**367**	**-**	1,402
Operating income	858	376	-	**1,234**
Financial income (expense)	42	3	(116)	**(71)**
Share in net income of companies accounted for by the equity method	1,860	-	-	**1,860**
Current and deferred taxes	(392)	(118)	-	**(510)**
Group net income	**2,368**	**261**	**(116)**	2,513
2002				
External sales (note 4)	34,456	1,880	-	**36,336**
Interdivision sales [1]	344	200	(544)	**-**
Revenues	**34,800**	**2,080**	**(544)**	36,336
Operating margin	**1,187**	**293**	**3**	1,483
Operating income	928	286	3	**1,217**
Financial income (expense)	26	4	(121)	**(91)**
Share in net income of companies accounted for by the equity method	1,331	-	-	**1,331**
Current and deferred taxes	(343)	(104)	-	**(447)**
Group net income	**1,942**	**186**	**(118)**	2,010

(1) Interdivision transactions are carried out under near-market conditions.

(2) The share in net income of companies accounted for by the equity method for 2004 includes Nissan's net income for a 15-month period (note 12).

B. Balance sheet items by division

€ million	Automobile	Sales financing	Interdivision transactions[1]	Consolidated total
December 31, 2004				
Property, plant and equipment and intangibles	11,991	760	(187)	**12,564**
Investments accounted for by the equity method	9,992	-	-	**9,992**
Other investments and financial assets	2,140	14	(1,729)	**425**
Deferred tax assets	292	97	62	**451**
Inventories	5,130	12	-	**5,142**
Customer receivables	1,988	20,966	(443)	**22,511**
Other receivables and prepaid expenses	1,476	706	(115)	**2,067**
Loans and marketable securities	2,762	526	(1,019)	**2,269**
Cash and cash equivalents	4,451	1,074	(4)	**5,521**
TOTAL ASSETS	**40,222**	**24,155**	**(3,435)**	**60,942**
Shareholders' equity	16,096	1,713	(1,749)	**16,060**
Minority interests	380	4	-	**384**
Deferred tax liabilities and provisions for risks and liabilities	3,015	223	45	**3,283**
Interest-bearing borrowings	7,754	21,354	(1,518)	**27,590**
Trade payables	7,307	-	(73)	**7,234**
Other liabilities and deferred income	5,670	861	(140)	**6,391**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**40,222**	**24,155**	**(3,435)**	**60,942**
Net financial indebtedness [2] (note 25)	**541**			

€ million	Automobile	Sales financing	Interdivision transactions[1]	Consolidated total
December 31, 2003				
Property, plant and equipment and intangibles	11,339	625	(178)	**11,786**
Investments accounted for by the equity method	8,933	-	-	**8,933**
Other investments and financial assets	1,957	11	(1,572)	**396**
Deferred tax assets	1,044	226	58	**1,328**
Inventories	4,867	5	-	**4,872**
Customer receivables	2,222	20,006	(518)	**21,710**
Other receivables and prepaid expenses	1,529	683	(76)	**2,136**
Loans and marketable securities	2,670	771	(587)	**2,854**
Cash and cash equivalents	3,215	1,065	(4)	**4,276**
TOTAL ASSETS	**37,776**	**23,392**	**(2,877)**	**58,291**
Shareholders' equity	13,643	1,555	(1,607)	**13,591**
Minority interests	391	4	-	**395**
Deferred tax liabilities and provisions for risks and liabilities	3,615	352	34	**4,001**
Interest-bearing borrowings	7,634	20,548	(1,000)	**27,182**
Trade payables	7,253	-	(56)	**7,197**
Other liabilities and deferred income	5,240	933	(248)	**5,925**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**37,776**	**23,392**	**(2,877)**	**58,291**
Net financial indebtedness [2] (note 25)	**1,748**			

€ million	Automobile	Sales financing	Interdivision transactions[1]	Consolidated total
December 31, 2002				
Property, plant and equipment and intangibles	10,795	372	-	**11,167**
Investments accounted for by the equity method	7,966	-	-	**7,966**
Other investments and financial assets	1,819	9	(1,410)	**418**
Deferred tax assets	1,179	199	-	**1,378**
Inventories	4,777	3	-	**4,780**
Customer receivables	2,214	18,270	(545)	**19,939**
Other receivables and prepaid expenses	1,457	554	32	**2,043**
Loans and marketable securities	2,291	815	(923)	**2,183**
Cash and cash equivalents	2,463	1,072	(181)	**3,354**
TOTAL ASSETS	**34,961**	**21,294**	**(3,027)**	53,228
Shareholders' equity	11,828	1,410	(1,410)	**11,828**
Minority interests	374	3,	-	**377**
Deferred tax liabilities and provisions for risks and liabilities	3,473	346	-	**3,819**
Interest-bearing borrowings	7,248	18,776	(1,539)	**24,485**
Trade payables	6,933	-	-	**6,933**
Other liabilities and deferred income	5,105	759	(78)	**5,786**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**34,961**	**21,294**	**(3,027)**	53,228
Net financial indebtedness [2] (note 25)	**2,495**			

(1) Interdivision transactions are carried out under near-market conditions.

(2) The Group considers its sales financing business as an operating activity. Net financial indebtedness figures thus relate exclusively to the automobile division (note 1-B).

C. Cash flow statement items by division

€ million	Automobile	Sales financing	Interdivision transactions(1)	Consolidated total
2004				
Cash flow	4,351	609	(152)	**4,808**
Increase in sales financing receivables	-	(1,190)	(12)	**(1,202)**
Net change in interest-bearing borrowings for the sales financing division	-	892	52	**944**
Change in working capital	401	37	(31)	**407**
Cash flows from operating activities	**4,752**	**348**	**(143)**	**4,957**
Purchase of property, plant and equipment, net of disposals	(2,035)	(270)	82	**(2,223)**
Purchase of intangibles, net of disposals	(788)	(3)	-	**(791)**
Equity investments, net of disposals	(109)	(8)	-	**(117)**
Net change in other financial assets	24	-	-	**24**
Cash flows from investing activities	**(2,908)**	**(281)**	**82**	**(3,107)**
Shareholder financing	(400)	(100)	100	**(400)**
Net change in interest-bearing borrowings of the automobile division, loans and marketable securities	(464)	-	3	**(461)**
Cash flows from financing activities	**(864)**	**(100)**	**103**	**(861)**
Increase (decrease) in cash and cash equivalents	**980**	**(33)**	**42**	**989**
Elimination of the impact of the net change in interest-bearing borrowings of the automobile division, loans and marketable securities	121			
Impact of exchange rate fluctuations and other changes on net financial indebtedness	106			
Change in net financial indebtedness (2)	**1,207**			

€ million	Automobile	Sales financing	Interdivision transactions(1)	Consolidated total
2003				
Cash flow	3,150	579	(169)	**3,560**
Increase in sales financing receivables	-	(2,043)	40	**(2,003)**
Net change in interest-bearing borrowings for the sales financing division	-	1,935	(25)	**1,910**
Change in working capital	239	(128)	(35)	**76**
Cash flows from operating activities	**3,389**	**343**	**(189)**	**3,543**
Purchase of property, plant and equipment, net of disposals	(1,927)	(253)	88	**(2,092)**
Purchase of intangibles, net of disposals	(606)	(2)	-	**(608)**
Equity investments, net of disposals	25	(5)	-	**20**
Net change in other financial assets	(29)	-	-	**(29)**
Cash flows from investing activities	**(2,537)**	**(260)**	**88**	**(2,709)**
Shareholder financing	(336)	(101)	101	**(336)**
Net change in interest-bearing borrowings of the automobile division, loans and marketable securities	277	-	174	**451**
Cash flows from financing activities	**(59)**	**(101)**	**275**	**115**
Increase (decrease) in cash and cash equivalents	**793**	**(18)**	**174**	**949**
Elimination of the impact of the net change in interest-bearing borrowings of the automobile division, loans and marketable securities	(277)			
Impact of exchange rate fluctuations and other changes on net financial indebtedness	231			
Change in net financial indebtedness (2)	**747**			

€ million	Automobile	Sales financing	Interdivision transactions[1]	Consolidated total
2002				
Cash flow	3,179	520	(121)	**3,578**
Increase in sales financing receivables	-	(1,404)	28	**(1,376)**
Net change in interest-bearing borrowings for the sales financing division	-	1,702	-	**1,702**
Change in working capital	322	(155)	-	**167**
Cash flows from operating activities	**3,501**	**663**	**(93)**	**4,071**
Purchase of property, plant and equipment, net of disposals	(2,284)	(147)	-	**(2,431)**
Purchase of intangibles, net of disposals	(684)	-	-	**(684)**
Equity investments, net of disposals	(1,763)	-	-	**(1,763)**
Net change in other financial assets	144	135	(125)	**154**
Cash flows from investing activities	**(4,587)**	**(12)**	**(125)**	**(4,724)**
Shareholder financing	1,932	179	(46)	**2,065**
Net change in interest-bearing borrowings of the automobile division, loans and marketable securities	-	(74)	-	**(74)**
Cash flows from financing activities	**1,932**	**105**	**(46)**	**1,991**
Increase (decrease) in cash and cash equivalents	**846**	**756**	**(264)**	**1,338**
Elimination of the impact of the net change in interest-bearing borrowings of the automobile division, loans and marketable securities	-			
Impact of exchange rate fluctuations and other changes on net financial indebtedness	586			
Change in net financial indebtedness[2]	**1,432**			

(1) Interdivision transactions are carried out under near-market conditions.

(2) The Group considers its sales financing business as an operating activity. Net financial indebtedness figures thus relate exclusively to the automobile division (note 1-B).

D. Other information by division

€ million	Automobile	Sales financing	Interdivision transactions[1]	Consolidated total
2004				
Capital expenditure	2,963	769	(249)	**3,483**
Depreciation and amortization	2,133	195	(62)	**2,266**
Non cash expenses other than depreciation	236	143	-	**379**
Research and development expenses	1,383	-	-	**1,383**
Personnel expenses	5,208	218	-	**5,426**
Workforce at December 31	127,384	3,189	-	**130,573**
2003				
Capital expenditure	2,788	666	(220)	**3,234**
Depreciation and amortization	2,117	158	(52)	**2,223**
Non cash expenses other than depreciation	306	197	-	**503**
Research and development expenses	1,243	-	-	**1,243**
Personnel expenses	4,907	208	-	**5,115**
Workforce at December 31	127,531	3,209	-	**130,740**
2002				
Capital expenditure	3,027	363	-	**3,390**
Depreciation and amortization	1,952	114	-	**2,066**
Non cash expenses other than depreciation	399	216	-	**615**
Research and development expenses	1,143	-	-	**1,143**
Personnel expenses	4,761	204	-	**4,965**
Workforce at December 31	128,934	3,417	-	**132,351**

(1) Interdivision transactions are carried out under near-market conditions.

E. Information by geographic area

€ million	France	Other European countries	Other countries	Consolidated total
2004				
Consolidated revenues	14,135	21,336	5,244	**40,715**
Capital expenditure	2,579	594	310	**3,483**
Property, plant and equipment and intangibles	8,870	2,442	1,252	**12,564**
Other operating assets [1]	5,314	2,853	920	**9,087**
2003				
Consolidated revenues	13,311	19,627	4,587	**37,525**
Capital expenditure	2,263	740	231	**3,234**
Property, plant and equipment and intangibles	8,092	2,643	1,051	**11,786**
Other operating assets [1]	5,716	2,567	821	**9,104**
2002				
Consolidated revenues	13,917	18,266	4,153	**36,336**
Capital expenditure	2,531	608	251	**3,390**
Property, plant and equipment and intangibles	7,834	2,323	1,010	**11,167**
Other operating assets [1]	5,954	2,391	545	**8,890**

(1) Other operating assets include inventories, trade receivables for the automobile division and other receivables and prepaid expenses.

Consolidated revenues are presented by location of customers.

Property, plant and equipment and intangibles and capital expenditure are presented by location of subsidiaries.

4.1.2.6 Notes to the consolidated financial statements

Contents

1 - Accounting policies

The Renault group financial statements are prepared in accordance with *current French accounting regulations.*

In application of the regulation passed in July 2002 by the European Parliament and the European Council of Ministers, Renault's consolidated financial statements for 2005 will be prepared under IFRS (International Financial Reporting Standards). Reported figures for 2004 will be restated accordingly for 2004/2005 comparability.

A. CONSOLIDATION

The consolidated financial statements include the financial statements of all companies controlled exclusively, directly or indirectly, by the Group. Companies in which the Group exercises material influence are included in the financial statements on an equity basis, while joint ventures are consolidated on a proportionate basis.

Companies which fulfil these criteria but are not consolidated are recorded as Investments in subsidiaries and affiliates (note 14).

None of these companies' individual contributions to consolidated figures exceeds the following:

- revenues: €20 million ;
- *inventories : €20 million.*

Their consolidation would have a negligible impact on the consolidated financial statements, since they are Group-financed entities which:

- acquire almost all their purchases from Group companies (this mostly concerns dealership-type establishments); or
- carry out almost all their sales transactions with Group companies (the principal company concerned being Renault Sport).

These companies' shares are stated at the lower of purchase cost or value in use, which for controlled companies is determined by reference to the share in net assets (note 1-M). By this method, any decline in the value of a non-consolidated company is automatically taken into account in the Group's consolidated net income and shareholders' equity.

Goodwill arising on acquisition of subsidiaries or companies accounted for by the equity method represents the difference, at acquisition date, between the purchase cost of shares (including expenses) and the proportion of assets and liabilities acquired, estimated at fair value. It is amortized on a straight-line basis over a duration specific to each company, but no longer than 20 years.

For companies accounted for by the equity method, this goodwill is included in the value of the investment as stated in the balance sheet. The corresponding amortization is included in the income statement under «Share in net income (loss) of companies accounted for by the equity method».

All material intercompany transactions and unrealized internal profits are eliminated.

B. INFORMATION BY DIVISION AND GEOGRAPHIC AREA AND DEFINITION OF NET FINANCIAL INDEBTEDNESS

Information is disclosed for the following divisions:

- The automobile division, comprising the production, sales, distribution and automobile service subsidiaries for passenger and light commercial vehicles and the subsidiaries in charge of cash management for these companies;
- The sales financing division, which the Group considers as an activity with independent operations, comprising RCI Banque and its subsidiaries.

Each of these two divisions forms a coherent unit exposed to its own specific risks.

Apart from dividend income and taxes, income and expenses relating to sales financing are recorded as operating items. The tax effect inherent to the French consolidated taxation system and the worldwide consolidated tax reporting system (which applied until December 31, 2003) is included in the taxes due by the automobile division.

Assets, minority interests and liabilities are specific to each division. Receivables permanently assigned by the automobile division to the sales financing companies are treated as operating assets by the assignee.

In coherence with this presentation by division, interest-bearing borrowings are split into two captions in the balance sheet:

- interest-bearing borrowings for the automobile division;
- interest-bearing borrowings for the sales financing division, considered by the Group as an operating item.

Consequently, the Group's net financial indebtedness includes the following items for the automobile division:

- interest-bearing borrowings;
- investment loans;
- marketable securities;
- cash and cash equivalents.

C. TRANSLATION OF THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

a) In general, the **financial statements of financially and economically autonomous foreign subsidiaries** are translated as follows:

- balance sheet items other than components of shareholders' equity, which are stated at historical value, are translated at the year-end rate of exchange;
- income statement items are translated at the average exchange rate for the year;
- the translation adjustment is included in consolidated shareholders' equity and has no impact on net income.

b) The **financial statements of foreign subsidiaries with autonomous activities operating in high-inflation economies** (i.e. where total inflation over three years exceeds 100%) are translated as follows:

- balance sheet items are translated into Euros at the year-end rate after adjusting non-monetary items for local inflation;
- after adjustment of monetary items for inflation, income statement items are translated using the same year-end rate as for the balance sheet;
- the translation adjustment is included in consolidated shareholders' equity and has no impact on net income.

c) For **foreign companies whose activities are an extension of the parent company's business**, the historical-rate method is applied for non-monetary balance sheet items and the translation adjustment is included in net income.

D. TRANSLATION OF FOREIGN CURRENCY TRANSACTIONS

At year-end, monetary balances in foreign currencies that have not been hedged are translated at the year-end rate. The resulting foreign exchange differences, together with the exchange gains and losses on transactions in foreign currencies for the year, are recognized in the income statement. Hedged foreign currency operations are translated using the hedged rate.

E. REVENUES

Revenues include all income from the ordinary activities of consolidated companies. They include proceeds from the sales of goods and services by the automobile division, as well as income from sales financing.

Sales of goods and services

Sales and margin recognition

Sales of goods are recognized when vehicles are made available to the distribution network in the case of non-Group dealers, or upon delivery to the end-user in the case of direct sales. The margin on sales is recognized immediately for normal sales by the automobile division, including for contracts that can be considered as finance leases (long-term or with a purchase option). However, no sale is recognized on a finance lease from a Group finance subsidiary if the Group has made a buy-back commitment or if the lease is for a period of less than 36 months.

Sales of new passenger or commercial vehicles, when the sale contract contains a buy-back clause covering a period of less than 36 months, are recorded as operating leases: the difference between the price paid by the customer and the buy-back price is treated as rental income, and spread over the duration of the buy-back clause. The production cost on the new vehicle involved in the original transaction is recorded in inventories for operating leases of less than one year, or as a fixed asset when the operating lease exceeds one year. Second-hand vehicle sales give rise to recognition of sales revenue and the related margin. A provision is established when an overall loss on the contract becomes probable in view of the vehicle's resale value.

Warranty

The estimated or incurred costs relating to product or part warranties not covered by insurance are charged to expenses when the sales are recorded. Renault also offers its customers extended warranty and maintenance contracts, the income and margin on which are recognized over the period covered by the contract.

Sales incentive programs

The cost of these programs is deducted from revenues when the corresponding sales are recorded. If programs are approved after the sale, a provision is established when the decision is made.

The Group sometimes organizes promotional campaigns offering reduced-interest loans to end-users. This expense is recognized immediately when the rates offered cannot cover refinancing and administration costs.

Sales financing income and margin recognition

The Group's sales financing companies mainly finance the sale of passenger vehicles to dealers and end-users. Financing takes the form of standard loans or leasing arrangements, which may be long-term leases or include a purchase option. Unless the Group has a buy-back commitment on leased vehicles, these financing arrangements are treated as loans and posted to the balance sheet at the nominal value of outstanding capital less any provisions. Income on sales financing is calculated so as to give a constant interest rate over the term of the contract.

Income and costs related to the sales financing activity are recorded as follows:

- income from sales financing is included in revenues;
- the cost of financing sales is considered as an operating expense and included in the operating margin. It mainly comprises interest incurred by sales financing companies, other costs and revenues directly related to administration of this type of refinancing (temporary investments, hedging and management of exchange and interest rate risks), the cost of risks other than those relating to refinancing of receivables, and depreciation and gains or losses on sales of leased assets.

Commissions payable

Commissions are recognized when financing is granted to customers.

Doubtful receivables

Allowances are established to cover risks of non-recovery of receivables as soon as repayment of a receivable appears to be doubtful. These provisions are established on a case-by-case basis or using a statistical approach.

F. RESEARCH AND DEVELOPMENT EXPENSES

As of January 1, 2002, development expenses incurred between the approval of the decision to begin development and implement production facilities for a new vehicle or part (e.g. engine or gearbox) and the subsequent approval of the design for mass production are capitalized as intangible assets (previously they were recorded as costs in the year incurred). They are amortized from the date of approval for production, over the expected market life of the vehicle or part, up to a maximum period of seven years.

Revised amortization periods apply for development expenses since January 1, 2004: some have been reduced and some extended. The extensions concern expenses for development of parts and commercial vehicles, whose maximum amortization period has been raised from 5 to 7 years. This has no significant impact on the consolidated financial statements.

Expenses incurred before the formal approval of product development and research expenses are recorded as costs in the year they are incurred. Expenses incurred after the start of mass production are treated as production costs.

G. POST-EMPLOYMENT AND OTHER LONG TERM BENEFITS OBLIGATIONS

The Group's payments for defined-contribution benefit schemes are recorded as expenses for the relevant year.

For defined-benefit schemes, the Group uses the Projected Unit Credit Method to determine the present value of its obligations. Under this method, benefits are attributed to periods of service according to the plan's benefit formula. However, if an employee's service in later years will earn a materially higher level of benefit than in earlier years, benefits are attributed to periods of service on a straight-line basis.

Post-employment benefit obligations are measured on a basis that reflects future salary increases, retirement age and mortality, and are discounted at an interest rate determined by reference to market yields at the balance sheet date on high quality corporate bonds.

From January 1, 1999, the date at which IAS 19 came into force, if the net cumulative unrecognized actuarial gains and losses at the end of the previous period exceeds the greater of 10% of the present value of the defined benefit obligations at that date and 10% of the fair value of plan assets at that date, the portion of actuarial gains or losses to be recognized for each defined benefit plan is the excess so determined, divided by the expected average remaining working lives of the employees participating in that plan.

H. TERMINATION BENEFITS

The cost of adjusting the workforce is recorded as soon as the Group's commitment has been announced to the employees concerned.

I. RESTRUCTURING MEASURES

The estimated cost of restructuring is recognized as soon as a detailed plan is provided and the restructuring is either announced or in progress.

J. OPERATING INCOME AND OPERATING MARGIN

Operating income includes all revenues and costs directly related to the Group's activities, whether recurrent or resulting from non-recurring decisions or operations, such as restructuring costs. Unusual items, defined as income or expenses of an unusual frequency, nature or amount, are included in results of operating activities.

The operating margin corresponds to the operating income before Other Operating Income and Expenses, which cover:

- restructuring costs and costs relating to workforce adjustment;
- gains or losses on disposal of operating subsidiaries;
- gains or losses on disposal of property, plant and equipment or intangible assets (except vehicle sales);
- amortization of goodwill resulting from acquisition of consolidated companies;
- material non-recurring items, i.e. income and charges that are exceptional in their frequency, nature or amount.

The operating income does not include net financial income, the share in net income of companies accounted for by the equity method, or extraordinary items if any. Extraordinary items are strictly defined and correspond to income or charges of significant amounts, resulting from events over which the Group has no control.

K. INCOME TAX

The Group recognizes deferred taxes, on a non-discounted basis, for all temporary differences between the tax and net book values of assets and liabilities in the consolidated balance sheet. Using the liability method, deferred taxes are calculated using the latest tax rate enacted at year-end applicable to the period when temporary differences are reversed. For deferred tax assets related to tax credits or loss carryforwards and other temporary differences, valuation allowances are established as appropriate in view of the probability of future recovery.

In cases where the Group has decided not to distribute the retained earnings of consolidated subsidiaries in the foreseeable future, no provision for taxes on dividends is established.

L. PROPERTY, PLANT AND EQUIPMENT

Gross value

The gross value of property, plant and equipment corresponds to historical acquisition or production cost. Production cost includes design expenses.

Maintenance and repair costs, except those incurred to increase productivity or prolong the life of an asset, are recorded as expenses.

Assets used by the Group under finance leases are treated as assets financed by credit.

Vehicles leased to customers are vehicles under lease from a Group financial company, for which the Group has a repurchase obligation, or vehicles sold under an agreement including a buy-back clause, when the buy-back commitment expires within 36 months of the original contract date (note 1-E).

Depreciation

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

	In use prior to 1987	In use since 1987
Buildings	15 to 40 years	15 to 30 years
Specific tools		2 to 7 years
Machinery and other tools (other than press lines)	5 to 16 years	5 to 15 years
Press lines		20 to 30 years
Other tangible assets		4 to 6 years

The useful lives applied for property, plant and equipment were reviewed at January 1, 2004. More detailed asset categories were defined in order to identify particular assets requiring specific useful lives. As a result, some useful lives were extended or reduced, with no significant impact for the Group's consolidated financial statements.

Accelerated depreciation is recorded when an asset's useful life becomes shorter than the initially expected period of use, particularly when it is decided to withdraw a vehicle or part from the market.

The recoverable value of assets is assessed at the level of each division. For the automobile division, the return on assets is measured taking all European countries together, since the industrial plant and the product range throughout Europe form one coherent unit. The return on industrial assets outside Europe is measured for each coherent sub-unit. When recoverable value is lower than net book value, depreciation equivalent to the difference is recorded as a provision.

M. SECURITIES

Investments in non-consolidated subsidiaries and affiliates

Investments in non-consolidated subsidiaries and affiliates are carried in the balance sheet at acquisition cost less any provisions. The corresponding dividends are recorded in the year of distribution.

Provisions are established when the value in use of the investments falls below acquisition cost. This value is determined on the basis of profitability prospects, the commercial outlets the investment represents for the Group, and the share in net assets. However, for companies controlled by Renault but not included in the consolidation due to their non-significant nature (note 1-A), the value in use is determined by reference to the share in net assets alone.

Debt securities

Debt securities consist entirely of fixed-rate securities acquired to be held on a long-term basis, usually until maturity. They are hedged by interest rate futures for durable protection against foreign exchange exposure, or by long-term financing to ensure they can be held until maturity.

Discounts and premiums are spread over the remaining life of the security on a straight-line basis. Provisions for amortization are established when the issuer is likely to default.

Marketable securities

Marketable securities are valued at acquisition cost excluding related expenses and accrued interest for bonds, or at market value if this is lower.

Treasury shares held for the purposes of stock option plans awarded to Group managers and executives are included in marketable securities. These shares are recorded at the lower of purchase price or stock market price.

A provision for risk and liabilities is established when the option exercise price falls below the net book value.

N. INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Cost corresponds to acquisition cost or production cost, which includes direct and indirect production expenses and a share of manufacturing overheads based on a normal level of activity. Cost is generally calculated by the FIFO (First In First Out) method.

O. CASH AND CASH EQUIVALENTS

This item consists of cash and marketable securities maturing within three months of the acquisition date.

P. ASSIGNMENT OF RECEIVABLES

Receivables assigned to third parties (through securitization or discounting) are removed from Group assets when the associated risks and benefits are also transferred to the third parties in question. The same treatment applies to assignments between the automobile and sales financing divisions.

Q. BORROWINGS

loans expenses and issuance costs

Loan expenses, including issuance costs, and bond redemption premiums are amortized over the corresponding duration.

Renegotiation of loans

Costs involved in renegotiation of loans and similar operations intended to bring interest rates closer to market rates are recorded as financial expenses in the year the negotiation was conducted.

R. FINANCIAL INSTRUMENTS

To manage its exchange rate exposure, the Group uses forward foreign currency contracts, currency swaps and, to a lesser extent, options. Forward foreign currency contracts are recognized as hedges insofar they are designated as such. These hedges may cover the net investment of the Group in certain foreign entities, foreign currency receivables or debts, or firm foreign currency commitments. The contracts are treated as off-balance-sheet commitments, with related gains and losses recorded upon completion of the underlying transactions. Gains and losses on instruments that hedge net investments in foreign entities are recognized, after income tax effect, as an adjustment directly in shareholders' equity.

The Group's general policy with respect to interest rate risk is to manage interest rate exposure on a comprehensive basis using interest rate swaps, forward interest rate contracts and currency swaps.

Interest rate swaps are treated as off-balance-sheet commitments and the resulting interest differentials are recorded as an adjustment to interest expense.

The unrealized capital gains or losses on forward interest rate contracts designated as hedges are used to adjust the interest expense for the duration of the underlying debt. For other contracts, only unrealized losses are recognized in the income statement.

The Group also uses commodity futures to hedge its purchases. Where it is possible for the Group either to settle certain transactions by a payment or to take physical delivery of the commodities concerned, these contracts are not treated as financial instruments.

2 - Changes in the scope of consolidation

2.1 - Changes in the scope of consolidation in 2004

No significant change in the scope of consolidation took place during 2004.

2.2 - Changes in the scope of consolidation in 2003

The main changes in 2003 were as follows:

A. SOFASA (COLOMBIA)

As a result of the increase in Renault's holding (from 23.7% to 60%), Sofasa, previously accounted for by the equity method, has been fully consolidated since March 28, 2003.

B. RENAULT AGRICULTURE

On April 30, 2003, Renault sold a 51% stake in Renault Agriculture to Claas. The remaining 49% investment was deconsolidated as of the date of the agreement, since Renault no longer exercises significant influence over the company.

Renault and Claas have options respectively to sell and purchase an additional 29% of the capital of Renault Agriculture, to be exercised within a one-year period beginning April 30, 2005, and further options respectively to sell and purchase the remaining 20%, which can be exercised from January 1, 2010.

C. AVTOFRAMOS (RUSSIA)

Avtoframos has been fully consolidated since January 1, 2003. The Group increased its 50% stake to 76% as of November 1, 2004.

2.3 - Changes in the scope of consolidation in 2002

A. REINFORCEMENT OF THE RENAULT-NISSAN ALLIANCE

Nissan capital increase reserved for Renault

In accordance with the terms of the 1999 and 2001 agreements between Renault and Nissan, on March 1, 2002 Renault exercised stock purchase warrants at the agreed price of 400 yen per share for a total cost of €1,875 million, thus raising its equity investment in Nissan from 36.8% to 44.4%.

As a result, additional goodwill of €64 million was recognized, and (417) million was included in the Group's reserves (note 12).

Renault capital increase reserved for Nissan

Continuing the relationship begun with the agreements signed in 1999 and 2001, Nissan acquired 15% of the capital of Renault S.A. for a total of €2,166 million (€2,158 million after charging expenses to the issue premium) through two subscriptions on March 29 and May 28, 2002 respectively.

This capital increase led to a €(962) million elimination in Renault's consolidated shareholders' equity, equivalent to 44.4% of the amount received (€2,166 million), corresponding to Renault's share in Nissan's capital.

B. SALE OF RENAULT'S INVESTMENT IN IRISBUS

On January 2, 2002, Renault's stake in Irisbus was transferred to Iveco for a total of €166 million, generating a gain of €34 million (note 7).

C. SALE OF RENAULT'S INVESTMENT IN GLOBAL AUTOMOTIVE LOGISTICS

On July 17, 2002, Renault sold its holding in Global Automotive Logistics. The resulting gain amounted to €79 million (note 7).

3 - 2003 Revenues applying 2004 Group structure and methods

€ million	Automobile	Sales financing	Total
2003 published revenues	**35,535**	**1,990**	**37,525**
Deconsolidation of Renault Agriculture, at *April 30, 2003 (note 2.2-B)*	(176)	-	(176)
Other changes in scope of consolidation and presentation [1]	207	8	215
2003 revenues applying 2004 Group structure and methods	**35,566**	**1,998**	**37,564**
2004 REVENUES	**38,645**	**2,070**	**40,715**

(1) As of January 1, 2004, sales of company vehicles are included in revenues.

4 - Sales financing revenues and cost

€ million	2004	2003	2002
Income on end-user and dealer financing	1,047	1,086	1,052
Income on leasing, rental and similar operations	896	781	698
Total sales financing revenues [1]	**1,943**	**1,867**	**1,750**
Net credit losses	(106)	(136)	(143)
Other sales financing costs	(1,065)	(1,019)	(1,026)
TOTAL COST OF SALES FINANCING	**(1,171)**	**(1,155)**	**(1,169)**

(1) The breakdown of total revenues for the sales financing division shown in the information by division is as follows:

	2004	2003	2002
Sales financing revenues	*1,943*	*1,867*	*1,750*
Sales of goods and services	*127*	*123*	*130*
External sales by the sales financing division	***2,070***	***1,990***	***1,880***

5 - Personnel expenses

	2004	2003	2002
Personnel expenses (€ million)	5,426	5,115	4,965
Average workforce	130,886	131,344	135,096
Workforce at December 31, comprising:	130,573	130,740	132,351
fully consolidated companies	*128,225*	*128,278*	*129,866*
proportionately consolidated companies (portion controlled)	*2,348*	*2,462*	*2,485*

Renault personnel in France represented 58% of total Group workforce at December 31, 2004.

▷ Renault workforce in France by category

	2004	2003	2002
Apprentices	1,170	1,073	997
Production workers	33,006	33,513	33,726
Office and clerical staff, supervisors and technicians	29,483	29,985	31,122
Engineers and managerial staff	12,524	11,701	11,676
TOTAL AT DECEMBER 31	**76,183**	**76,272**	**77,521**

6 - Remuneration of Directors and Executives

Total compensation to the Chairman and Chief Executive Officer for 2004 amounted to €2,192,899 (€1,981,812 in 2003 and €1,817,715 in 2002). He also benefits from the complementary pension plan of the members of the Group Executive Committee.

Directors' fees totalled €540,119 in 2004 (€520,342 in 2003 and €317,549 in 2002). This included €28,000 for the Chairman in 2004 (€28,000 in 2003 and €16,500 in 2002).

7 - Other operating income and expenses

€ million	2004	2003	2002
Restructuring and workforce adjustment costs and provisions	(175)	(160)	(156)
Gains and losses on disposal of operating subsidiaries	(38)	18	114
Gains and losses on disposal of property, plant and equipment and intangible assets (except vehicle sales)	45	112	(48)
Amortization of goodwill resulting from acquisition of consolidated companies	(22)	(22)	(17)
Material non-recurring items	(80)	(116)	(159)
TOTAL	**(270)**	**(168)**	**(266)**

A. RESTRUCTURING AND WORKFORCE ADJUSTMENT COSTS AND PROVISIONS

These costs and provisions arise principally from the implementation of restructuring measures in certain businesses, and adjustment of workforce levels.

This item mainly includes:

€ million	2004	2003	2002
Cost of adjustment to present value and adaptation of the terms of the CASA early retirement plan introduced in France in 1999, and the retirement system for long-serving workers under the French "Fillon" law of 2003	(116)	(65)	(36)
Other restructuring and workforce adjustment costs and provisions [(1)]	(59)	(75)	(120)
Depreciation on property, plant and equipment in connection with the restructuring of the foundry business of the subsidiary Française de Mécanique	-	(20)	-
TOTAL	**(175)**	**(160)**	**(156)**

(1) In 2002, these provisions and costs included € 71 million recorded by the subsidiary Renault Spain for voluntary retirements in 2002 or 2003 under the terms of an early retirement plan set up in 2000.

B. GAINS AND LOSSES ON SALES OF OPERATING SUBSIDIARIES

In 2004, these gains and losses include the €39 million impact of settlement of the litigation over interpretation of the contractual terms for the transfer of Renault Véhicules Industriels to Volvo in 2001 (the net-of-tax impact amounts to €20 million).

In 2002, this item included a 79 million gain on the sale of Renault's holding in Global Automotive Logistics (note 2.3-C) and a 34 million gain on the sale of shares in Irisbus (note 2.3-B).

C. MATERIAL NON-RECURRING ITEMS

In 2004, these items include a €49 million provision in view of developments in the commitments concerning end-of-life vehicles in the UK, Italy, Spain and Belgium (note 27.2-B).

In 2003, material non-recurring items mainly included:

- a €62 million adjustment to provisions for additional employee holiday entitlements earned in previous years and to be taken upon retirement;
- costs and provisions resulting from discontinuation of production of the Avantime €50 million), mainly recorded against the advance made by Renault to Matra Automobile to finance investments specific to the vehicle;

In 2002, the following items were concerned:

- depreciation of €102 million on industrial assets, including €75 million related to the assets of the Brazilian subsidiary following a fall in activity and the revision of forecasts, principally as a result of developments on the Brazilian market (this depreciation was estimated by discounting future cash flows at a pre-tax rate of 14%);
- a provision of €15 million related to the new EC directive on end-of-life vehicles (note 27.2-B).

8 - Financial expense

€ million	2004	2003	2002
Interest expenses	(518)	(316)	(328)
Interest income	496	187	149
Net interest expense	**(22)**	**(129)**	**(179)**
Repurchase of redeemable shares	(343)	-	-
Other financial income and expenses	17	58	88
FINANCIAL EXPENSE	**(348)**	**(71)**	**(91)**

In March and April 2004, Renault made a cash tender offer to buy back its redeemable shares at 450 euros per share, corresponding to a 21% premium over the market price.

This offer is reflected in the following items in the 2004 financial statements:

- a financial expense of €343 million with an after-tax impact of €221 million on the consolidated net income;
- a €343 million increase in net financial indebtedness (note 25).

The interest income registered for 2004 includes €64 million of interest income generated by the termination of one of the transactions designated as a hedge of Nissan's restated shareholders' equity in yen. The transaction concerned a sum of 117 billion yen (€862 million).

Other financial income and expenses mainly include allocations/reversals in respect of the provision for losses on treasury shares held by Renault for the purposes of stock option plans awarded to Group managers and executives. These shares are included in marketable securities, and in 2003 and 2002, €27 million and €37 million respectively were reversed from the provision. No allocation or reversal was applied to this provision during 2004.

9 - Current and deferred taxes

Renault S.A. decided not to renew its option for the French worldwide tax consolidation regime, allowing taxable income to be reported on a consolidated basis, as of January 1, 2004.

In application of this regime in 2003 and 2002, Renault S.A. determined its taxable income on a basis that included the fiscal earnings of most of its French and foreign subsidiaries and affiliates, including Nissan and its main subsidiaries, calculated by French tax rules. Under certain conditions, the tax paid by these companies could be deducted from the resulting tax liability.

The tax impact of non-renewal on current and deferred taxes was taken into account at December 31, 2003. As of that date, deferred taxes are recognized as appropriate to the individual tax position of each entity or tax group (company or subgroup).

Valuation allowances on net deferred tax asset positions are determined on a basis that takes into account past earnings trends for each fiscal subgroup or entity, and the probability of recovery of the net tax assets over time.

As Renault S.A. elected to determine French income taxes under the domestic tax consolidation regime when it was formed, this regime will continue to apply to the Group in which Renault S.A. is taxed in France as of January 1, 2004.

The Renault group also applies other optional tax consolidation systems in Germany, Spain, the UK, the Netherlands and Portugal.

A. CURRENT AND DEFERRED TAXES

€ million	2004	2003	2002
Current income taxes	(466)	(457)	(288)
Net deferred tax charge	(168)	(53)	(159)
CURRENT AND DEFERRED TAXES	**(634)**	**(510)**	**(447)**

In 2004, €360 million of **current income taxes** are generated by foreign entities (€305 million in 2003 and €220 million in 2002).

Most **deferred tax charges** result from capitalization of development expenses (generating charges of €184 million for 2004, €165 million for 2003 and €208 million for 2002) (notes 1-F and 11-A).

Current taxes paid by the Group during 2004 totalled €406 million (€332 million in 2003 and €128 million in 2002).

▷ Breakdown of net deferred tax charge

€ million	2004	2003	2002
Deferred tax credits (charges), gross	(117)	304	(164)
Change in valuation allowances on deferred tax assets	(51)	(357)	5
NET DEFERRED TAX CREDIT (CHARGE)	**(168)**	**(53)**	**(159)**

Change in gross deferred tax credits and charges and the valuation allowance on deferred tax assets in 2003:

Following Renault's decision not to renew its option for the worldwide tax consolidation regime as of January 1, 2004, new deferred tax assets (mainly relating to foreign entities' tax loss carryforwards) were booked in 2003, and these account for most of the €304 million gross deferred tax credits. Provisions recorded in respect of the majority of these new deferred tax assets account for most of the €357 million change in valuation allowances.

As these two items offset each other, the net impact has been eliminated for the breakdown of the effective tax rate shown in the table below.

B. RECONCILIATION BETWEEN THE FRENCH CORPORATE INCOME TAX RATE AND THE GROUP'S EFFECTIVE TAX RATE

	2004	2003	2002
French income tax rate [(1)]	35.4%	35.4%	35.4%
Change in valuation allowances on deferred tax assets	2.8%	6.8%	(0.4%)
Other impacts	(3.0%)	1.6%	4.7%
Effective tax rate before share in net income of companies accounted for by the equity method	**35.2%**	**43.8%**	**39.7%**
Impact of companies accounted for by the equity method	(20.3%)	(26.9%)	(21.5%)
OVERALL EFFECTIVE TAX RATE [(2)]	**14.9%**	**16.9%**	**18.2%**

(1) This rate includes the temporary 2.1% increase applicable in France.

(2) The overall effective rate is lower in 2004 due to inclusion under the equity method of Nissan income for a 15-month period.

The effective tax rate for 2004 (before the impact of companies accounted for by the equity method) is 35.2%, 8.6 points lower than the rate for 2003.

The 2004 effective rate includes 2.8 points (compared to 6.8 in 2003) generated by an increase in the valuation allowance on deferred tax assets for certain foreign subsidiaries.

C. BREAKDOWN OF NET DEFERRED TAXES AT DECEMBER 31

€ million	2004	2003	2002
Deferred taxes on:			
Fixed assets	(967)	(746)	(439)
Provisions and other accrued charges deductible on payment	875	857	877
Loss carryforwards	467	443	70
Other	386	380	302
Net deferred tax assets and (liabilities) before valuation allowance	**761**	**934**	**810**
Valuation allowance	(530)	(491)	(162)
NET DEFERRED TAX ASSETS	**231**	**443**	**648**

10 - Earnings per share

Renault's basic net earnings per share is calculated by dividing the net income by the weighted average number of ordinary shares in circulation during the year, which takes into account the neutralization of the 44.4% of Renault shares held by Nissan (neutralization of 18,977 thousand shares).

In compliance with French accounting regulations, in determining earnings per share, shares held by Renault under stock option plans awarded to executives and managers are considered to be in circulation. The diluted earnings per share is thus identical to the basic earnings per share.

Calculated under IAS 33 (Earnings per share) based on the net income of €3,119 million, excluding the additional quarter concerning Nissan, basic and diluted earnings per share for 2004 would be €12.25 and €12.14 respectively (€9.72 for both basic and diluted earnings per share in 2003, and €7.81 and €7.79 respectively in 2002).

11 - Intangible assets and Property, plant and equipment

A. INTANGIBLE ASSETS

At December 31 € million	2004	2003	2002
Research and development expenses	1,964	1,210	637
Goodwill on acquisition	285	298	290
Other intangible assets	255	237	210
Intangible assets, gross	**2,504**	**1,745**	**1,137**
Amortization of research and development expenses	(268)	(96)	(15)
Amortization of goodwill	(95)	(107)	(90)
Amortization of other intangible assets	(172)	(148)	(127)
Amortization and provisions	**(535)**	**(351)**	**(232)**
INTANGIBLE ASSETS, NET	**1,969**	**1,394**	**905**

Research and development expenses

Development expenses incurred between the approval of the decision to begin development and implement production facilities for a new vehicle or part (e.g. engine or gearbox) and the subsequent approval of the design for production are capitalized as intangible assets. They are amortized from the date of approval for production over the expected market life of the vehicle or part, up to a maximum period of seven years.

The impacts of this policy, which concerns the automobile division only, are as follows:

€ million	2004	2003	2002
On the consolidated income statement:			
Operating margin and operating income	541	465	587
Renault net income	625	498	597
On the consolidated balance sheets:			
Intangible assets	1,696	1,114	622
Investments in companies accounted for by the equity method	649	411	218
Shareholders' equity	1,687	1,088	597
Deferred tax liabilities	580	373	208
On the consolidated statements of cash flows:			
Cash flows from operating activities	730	533	637
Cash flows from investing activities	(749)	(568)	(637)

Research and development expenses totalled €1,383 million in 2004, including €131 million of start-up costs, compared to €1,379 million in 2003 and €1,372 million in 2002 on a constant presentation basis (start-up costs were classified as cost of goods and services in 2003 and 2002).

Spending on research and development totalled €1,961 million in 2004 (€1,873 million in 2003 and €1,994 million in 2002 on a constant presentation basis):

- €1,212 million charged to expenses (€1,305 million in 2003 and €1,357 million in 2002);
- €749 million recorded as investments (€568 million in 2003 and €637 million in 2002).

B. PROPERTY, PLANT AND EQUIPMENT

At December 31 € million	2004	2003	2002
Land	503	465	393
Buildings	4,124	4,014	3,981
Specific tools	6,716	6,168	5,545
Machinery and other tools	11,039	10,203	10,038
Vehicles leased to customers	634	467	379
Other tangibles	1,012	1,310	1,527
Construction in progress	1,470	1,331	1,166
Property, plant and equipment, gross	**25,498**	**23,958**	**23,029**
Land and buildings	(2,083)	(1,979)	(1,843)
Specific tools	(4,859)	(4,111)	(3,435)
Machinery and other tools	(6,992)	(6,434)	(6,379)
Vehicles leased to customers	(131)	(102)	(99)
Other tangibles	(838)	(940)	(1,011)
Depreciation and write-downs	**(14,903)**	**(13,566)**	**(12,767)**
PROPERTY, PLANT AND EQUIPMENT, NET	**10,595**	**10,392**	**10,262**

Certain assets are to be sold or currently being sold: they mainly comprise land and buildings located in the Boulogne-Billancourt zone.

The value of these assets is as follows:

At December 31 € million	2004	2003	2002
Gross value	218	248	220
Depreciation	(69)	(96)	(108)
Net book value	**149**	**152**	**112**
FAIR VALUE	**291**	**333**	**350**

The timing and price of the sales are likely to be affected by the regulatory environment (approval by the authorities is required), the distribution of development and adaptation costs between the various parties involved, and the progress of the real estate development planned by the purchasers.

C. CHANGES DURING THE YEAR

Changes in intangible assets and property, plant and equipment are as follows:

€ million	Gross value	Depreciation & amortization	Net value
Value at December 31, 2001	**22,969**	**(12,444)**	**10,525**
Acquisitions/(depreciation and amortization)	3,709	(2,066)	1,643
(Disposals)/reversals	(1,486)	1,043	(443)
Translation adjustment	(862)	412	(450)
Change in scope of consolidation and other	(164)	56	(108)
Value at December 31, 2002	**24,166**	**(12,999)**	**11,167**
Acquisitions/(depreciation and amortization)	3,381	(2,223)	1,158
(Disposals)/reversals	(1,792)	1,245	(547)
Translation adjustment	(118)	41	(77)
Change in scope of consolidation and other	66	19	85
Value at December 31, 2003	**25,703**	**(13,917)**	**11,786**
Acquisitions/(depreciation and amortization)	3,522	(2,266)	1,256
(Disposals)/reversals	(1,323)	832	(491)
Translation adjustment	49	7	56
Change in scope of consolidation and other	51	(94)	(43)
VALUE AT DECEMBER 31, 2004	**28,002**	**(15,438)**	**12,564**

Acquisitions during the year were as follows:

€ million	2004	2003	2002
Acquisitions	**3,522**	**3,381**	**3,709**
Deferred payments	(39)	81	(76)
Sales of company vehicles[(1)]	-	(228)	(243)
INVESTMENTS DISBURSED DURING THE YEAR	**3,483**	**3,234**	**3,390**

(1) Investments in intangible assets and property, plant and equipment for 2003 and 2002 are presented net of sales of company vehicles in the statements of cash flow. As of January 1, 2004, these vehicles are included in inventories.

Changes in scope of consolidation:

- in 2003, this item mainly concerned the €132 million impact of consolidation of Avtoframos and Sofasa (notes 2.2-A and C) and the €(50) million impact of deconsolidation of Renault Agriculture (note 2.2-B);
- in 2002, the main component was the €(92) million impact of deconsolidation of Irisbus following its sale (note 2.3-B).

12 - Investment in Nissan accounted for by the equity method

A. RENAULT'S INVESTMENT IN NISSAN

On March 27, 1999, Renault and Nissan signed a global partnership agreement. As a result of this agreement, on May 28, 1999 Renault S.A. acquired a 36.8% share in the capital of Nissan, by subscribing to an increase in its registered capital (reserved for Renault) for a total investment of €4,610 million. Nissan has been accounted for by the equity method in the Group financial statements since June 30, 1999.

During first half-year 2002, in accordance with the terms of the 1999 agreement between Renault and Nissan, Renault raised its investment in Nissan from 36.8% to 44.4% by exercising its stock purchase warrants, and Nissan acquired 15% of the capital of Renault S.A. through a capital increase reserved for Nissan. Renault continued to account for its investment in Nissan by the equity method in its consolidated financial statements, applying the new rate of 44.4% as of March 1, 2002.

B. NISSAN CONSOLIDATION METHOD

Renault holds 44.4% ownership in Nissan. Renault and Nissan have chosen to develop a unique type of Alliance between two distinct companies with common interests, coming together in a strategy for profitable growth.

The governance system described in chapter [1.2] of the management report is designed to preserve individual brand identities and respect each company's corporate culture. Consequently:

- Renault does not hold the majority of Nissan voting rights;
- the terms of the Renault-Nissan agreements prohibit Renault from appointing the majority of Nissan directors, and from holding the majority of voting rights at meetings of Nissan's Board of Directors; in 2004, Renault supplied 3 of the total 7 members of Nissan's Board of Directors;
- Renault Nissan BV, owned 50% by Renault and 50% by Nissan, is the Alliance's joint decision-making body for strategic issues concerning either group individually. Its decisions are applicable to both Renault and Nissan. This entity does not enable Renault to direct Nissan's financial and operating strategies, and cannot therefore be considered to represent contractual control by Renault over Nissan. The matters examined by Renault Nissan BV since it was formed have remained strictly within this contractual framework, and are not an indication that Renault exercises control over Nissan;

– Renault can neither use nor influence the use of Nissan's assets in the same way as its own assets;

– Renault provides no guarantees in respect of Nissan's debt.

In view of this situation, Renault uses the equity method to include its investment in Nissan in the consolidation.

C. RECOGNITION OF RENAULT'S INVESTMENT IN NISSAN

Recognition of Renault's acquisitions of 1999 and 2002

Nissan's identifiable assets and liabilities were restated to fair value at the date of Renault's initial acquisition in 1999, with further restatements at the date of the second investment, in accordance with the principles initially applied. The restated values reflected the decline since 1999 in the Japanese property market (based on the Rosenka index, Japan's key land price index published by the government, used when Renault made its first investment in Nissan) and in the value of funds invested to cover pension commitments for the Japanese companies.

A 36.8% share of this fall in fair value, corresponding to Renault's initial holding, was included in Renault's shareholders' equity in 2002 (€(417) million).

The remaining share, corresponding to the additional investment, generated provisional goodwill of €89 million in 2002.

In 2003, Nissan recorded a tax credit originating in transactions prior to Renault acquiring an interest in the capital of Nissan. Consequently:

– the provisional goodwill recognized in 2002 was revised by €(25) million, reducing it to €64 million;

– exceptional amortization of €(97) million was recorded against the goodwill.

Goodwill on the acquisition of the investment in Nissan is amortized on a straight-line basis over 20 years from June 30, 1999. The additional goodwill resulting from the subsequent transactions of 2002 is amortized over the residual amortization period of the initial goodwill, i.e. 17 and a half years.

Nissan consolidated financial statements included under the equity method in the Renault consolidation

Renault's share in Nissan net income is determined based on Nissan's consolidated accounts as published in compliance with Japanese accounting standards (Nissan is listed on the Tokyo stock exchange), after adjustments for the requirements of the Renault consolidation.

Until 2003, Nissan published its consolidated financial statements annually at March 31 and half-yearly at September 30, and the Nissan financial statements included in the Renault consolidation covered the period from October 1 of the year prior to Renault's accounting year, to September 30 of the same year.

Since June 2004, in compliance with Japanese regulations, Nissan has published quarterly financial statements. The financial and accounting reporting systems have been adapted so that the Renault group's financial statements at December 31, 2004 can include Nissan's financial statements at the same date.

The share in Nissan net income included in the Renault's 2004 consolidation thus corresponds to a 15-month period. The figure for the additional quarter is reported separately on a specific line of the income statement.

To ensure consistency with Renault's accounting year, as there is no marked seasonal pattern to Nissan's results, the 12-month period referred to for the purposes of the Renault consolidation corresponds to the calendar year. This will be the standard period for consolidation in future. The additional quarter covers the period October 1 – December 31, 2003.

The table below shows a breakdown by period of the share in Nissan's net income included under the equity method in Renault's financial statements, and provides figures for comparison with previous years over the period October 1 – September 30.

Share in Nissan net income included in the Renault group financial statements

€ million

In 2004			In 2003	In 2002
Oct. 1 -Dec. 31, 2003 (3 months)	Jan. 1 - Dec. 31, 2004 (12 months)	TOTAL (15 months)	Oct. 1, 2002 - Sept. 30, 2003 (12 months)	Oct. 1, 2001 - Sept. 30, 2002 (12 months)
432	**1,767**	2,199		
Oct. 1, 2003 -Sept. 30, 2004 (12 months)	Oct. 1 - 31 Dec. 31, 2004 (3 months)	TOTAL (15 months)		
1,752	447	2,199	1,705	1,335

D. CHANGES IN THE INVESTMENT IN NISSAN ACCOUNTED FOR BY THE EQUITY METHOD

€ million	Goodwill on acquisition			Share of net assets			Total
	Gross	Amortization	Net	Before neutralization (see right)	Neutralization of Renault's capital increase reserved for Nissan [1]	Net	
At December 31, 2001	**837**	**(105)**	**732**	**4,555**	**-**	**4,555**	**5,287**
2002 net income	-	**(44)**	(44)	1,379	-	**1,379**	**1,335**
Acquisition of 7.6% of Nissan	89	**-**	89	1,369	(962)	**407**	**496**
Dividend paid	-	**-**	-	(183)	-	**(183)**	**(183)**
Translation adjustment and other	-	**-**	-	(587)	-	**(587)**	**(587)**
At December 31, 2002	**926**	**(149)**	**777**	**6,533**	**(962)**	**5,571**	**6,348**
2003 net income	-	**(43)**	(43)	1,748	-	**1,748**	**1,705**
Dividend paid	-	**-**	-	(267)	-	**(267)**	**(267)**
Translation adjustment and other	-	**-**	-	(567)	-	**(567)**	**(567)**
Adjustment of goodwill on acquisition	(25)	**(97)**	(122)	122	-	**122**	**-**
At December 31, 2003	**901**	**(289)**	**612**	**7,569**	**(962)**	**6,607**	**7,219**
2004 net income	-	**(49)**	(49)	2,248	-	**2,248**	**2,199**
Dividend paid	-	**-**	-	(345)	-	**(345)**	**(345)**
Translation adjustment and other	-	**-**	-	(814)	-	**(814)**	**(814)**
AT DECEMBER 31, 2004	**901**	**(338)**	**563**	**8,658**	**(962)**	**7,696**	**8,259**

(1) A portion of the € 2,166 million capital increase of 2002 reserved for Nissan, corresponding to Renault's 44.4% percentage interest in Nissan, was neutralized to eliminate the effect of their cross-shareholding.

E. CHANGES IN NISSAN'S SHAREHOLDERS' EQUITY RESTATED FOR RENAULT CONSOLIDATION PURPOSES

In billions of yen	Sept 30, 2003	Net income	Dividends	Other changes (1)	Sept 30, 2004
Shareholders' equity under Japanese GAAP	**1,899**	**639**	**(127)**	**(124)**	**2,287**
Restatements for Renault Group requirements:					
- Restatement of fixed assets	567	(49)	-	-	518
- Provision for pension liabilities	(248)	33	-	(12)	(227)
- Dividends paid	(35)	-	35	-	-
- Capitalization of development expenses	184	125	-	-	309
- Other restatements (3)	(134)	(71)	(12)	53	(164)
Net assets restated for Renault Group requirements	**2,233**	**677**	**(104)**	**(83)**	**2,723**
€ million					
Renault's share of Nissan net assets: 44.4% (before neutralization described below)	**7,569**	**2,248**	**(345)**	**(814)**	**8,658**
Neutralization of 44.4% of Renault's 2002 capital increase reserved for Nissan (2)	**(962)**	**-**	**-**	**-**	**(962)**
Renault's share in the net assets of Nissan	**6,607**	**2,248**	**(345)**	**(814)**	**7,696**

(1) «Other changes» in Euros includes the € (841) million change in translation adjustments, essentially reflecting the fall in value of the US dollar and the Mexican peso against the Euro. Operations undertaken by Renault to hedge the portion of Nissan shareholders' equity expressed in yen are included in Renault shareholders' equity.

(2) A portion of the € 2,166 million capital increase of 2002 reserved for Nissan, corresponding to Renault's percentage interest in Nissan, was neutralized to eliminate the effect of their cross-shareholding.

(3) Principally the tax impact of previous restatements and reclassification of treasury shares as marketable securities.

F. HEDGING OF THE INVESTMENT IN NISSAN

The investment in Nissan is hedged by operations with a total value at December 31, 2004 of 440 billion yen (€3,151 million), comprising 145 billion yen (€1,039 million) of bonds and private placements on the EMTN market issued directly in yen and 295 billion yen (€2,112 million) of currency swaps. During 2004 these operations generated foreign exchange differences totalling€75 million net of tax, which were included in shareholders' equity.

Hedging transactions were reduced by 117 billion yen (€862 million) in 2004 (note 8).

G. NISSAN CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE ACCOUNTING PRINCIPLES)

The key figures in the Nissan consolidated financial statements, prepared in accordance with generally accepted Japanese accounting principles, are summarized below:

▷ Condensed income statements

In billions of yen	2nd half-year 2003 Oct 1, 2003 – Mar 31, 2004		1st half-year 2004 Apr 1, 2004 – Sept 30, 2004		3rd quarter 2004 Oct 1, 2004 – Dec 31, 2004		Total 2004 (1) Oct 1, 2003 – Dec 31, 2004	
	In billions of yen	**€ million (2)**	**In billions of yen**	**€ million (2)**	**In billions of yen**	**€ million (2)**	**In billions of yen**	**€ million (2)**
Revenues	3,873.0	27,734	4,007.9	28,700	2,092.0	14,980	9,972.9	71,414
Operating income	423.8	3,035	403.4	2,889	208.7	1,494	1,035.9	7,418
Ordinary income	419.4	3,003	401.4	2,874	210.5	1,507	1,031.3	7,384
Extraordinary gains & losses	(51.0)	(365)	(30.9)	(221)	(3.2)	(23)	(85.1)	(609)
NET INCOME	**266.0**	**1,905**	**238.8**	**1,710**	**134.2**	**961**	**639.0**	**4,576**

(1) The sum total of previous data, not directly published by Nissan.

(2) Figures in Euros are provided to facilitate understanding, converted from the figures expressed in yen (Nissan's operating currency) using the exchange rate at December 31, 2004 (139.65 yen = 1 Euro).

Condensed balance sheets

	September 30, 2003		December 31, 2004	
	In billions of yen	€ million (2)	In billions of yen	€ million (2)
Intangible assets	65	465	158	1,131
Property, plant and equipment	3,154	22,585	3,520	25,206
Investment securities	360	2,578	343	2,456
Deferred tax assets	356	2,549	407	2,915
Inventories	572	4,096	755	5,406
Sales financing receivables	2,089	14,959	2,666	19,091
Notes & accounts receivable	512	3,666	438	3,136
Other assets	486	3,480	575	4,118
Cash and cash equivalents	159	1,139	344	2,463
TOTAL ASSETS	**7,753**	**55,517**	**9,206**	**65,922**
Shareholders' equity	1,899	13,598	2,287	16,377
Minority interests	97	695	167	1,196
Deferred tax liabilities	262	1,876	394	2,821
Accrued retirement benefits	472	3,380	465	3,330
Interest-bearing borrowings	3,151	22,563	3,941	28,221
Notes & accounts payable	710	5,084	779	5,578
Other liabilities and accruals	1,162	8,321	1,173	8,399
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**7,753**	**55,517**	**9,206**	**65,922**

(2) Figures in Euros are provided to facilitate understanding, converted from the figures expressed in yen (Nissan's operating currency) using the exchange rate at December 31, 2004 (139.65 yen = 1 Euro).

H. RENAULT - NISSAN COOPERATION

Renault and Nissan follow joint strategies for vehicle and part development, purchasing, and production and distribution resources.

The main transactions between the two groups in 2004 were the following.

Joint investments

Renault and Nissan finalized the development of the second common platform, the C platform (lower medium range), to be used for the future Megane and Almera. Work is in process on a third common platform, the D platform (upper medium range).

Renault and Nissan also share gearbox and engine development costs.

Vehicle manufacturing

In Mexico, Nissan supplies Renault with assembly services for the Clio and Scenic models, and also assembles the Platina model (Nissan badged Clio sedans). Production totalled 61,000 units in 2004.

In Brazil, Renault supplies Nissan with assembly services for its Frontier pickup and X-Terra models (11,700 vehicles in 2004).

In Spain, Nissan produced 60,000 Trafic models at its Barcelona plant over the year, including 16,000 for sale through the Nissan network.

In 2004, Renault produced 11,600 Nissan-badged Masters and Kangoos, purchased by Nissan for sale through its own network.

Part sales

In Europe and Mexico, Renault supplies gearboxes and engines to Nissan.

In Europe, Renault supplies Nissan's Sunderland plant in the UK and Barcelona plant in Spain with gearboxes and engines produced at the plants in Cacia in Portugal, Valladolid in Spain and Cléon in France. These parts are used in Nissan's Micra, Almera, Tino and Primera.

In Mexico, Renault supplies engines and gearboxes to Nissan's Aguascalientes plant for the Clio and Platina.

In total Renault supplied some 300,000 gearboxes and 175,000 engines during 2004.

In South Korea, Nissan supplies Renault Samsung Motors with parts and engines used in the SM3, SM5 and SM7.

In France, Nissan supplies Renault with engines for the Master and Mascott.

Renault also uses Nissan's V6 3.5 litre petrol engine for the Vel Satis and the Espace, and a Nissan 4-wheel drive unit for the Kangoo.

Sales

Renault and Nissan are continuing to reorganize their Western European sales network. Renault supplies Nissan with back office services in each country. In Germany, Switzerland, the Netherlands and Austria, Renault has absorbed the local Nissan subsidiary and sells Nissan vehicles under a commission arrangement. In Romania, Croatia, Slovenia and Argentina, Renault having taken over Nissan's import contracts, distributes Nissan vehicles.

Total sales by Renault to Nissan and purchases by Renault from Nissan during 2004 amounted to an estimated €990 million and €930 million respectively.

The joint policies for purchasing and other administrative functions such as information systems departments are reflected directly in the Renault and Nissan financial statements, and therefore generate no financial exchanges between the two Groups.

13 - Other investments accounted for by the equity method

In 2004, Renault's share in the net income of other investments accounted for by the equity method amounted to €253 million, including €240 million relating to its holding in Volvo and €11 million relating to its holding in Maïs.

Changes in the investment in Volvo accounted for by the equity method are the following:

€ million	Net goodwill	Share of net assets	Total
At December 31, 2003	**(169)**	**1,723**	**1,554**
2004 net income	25	215	**240**
Dividend distributed	-	(208)	**(208)**
Repurchase of Volvo own shares	21	(21)	**-**
Translation adjustment and other	-	11	**11**
AT DECEMBER 31, 2004	**(123)**	**1,720**	**1,597**

Following the share repurchase operations of the final quarter of 2004, Volvo held 7.11% of its own shares at December 31, 2004, up from 5% at January 1, 2004.

Renault's investment in Volvo at December 31, 2004 thus stood at 21.53% compared to 21.05% at January 1, 2004.

At December 31, 2004, the principal other investment accounted for by the equity method was Maïs (€132 million).

14 - Other investments and financial assets

At December 31 € million	2004	2003	2002
Investments in controlled subsidiaries	208	181	250
Investments of over 20% in non controlled subsidiaries	72	73	38
Investments of under 20%	72	44	51
Investments in subsidiaries and affiliates - gross	**352**	**298**	**339**
Provisions	(121)	(118)	(152)
Investments in subsidiaries and affiliates - net	**231**	**180**	**187**
Other financial assets	194	216	231
TOTAL OTHER INVESTMENTS AND FINANCIAL ASSETS	**425**	**396**	**418**

The net value of investments in controlled subsidiaries was €122 million at December 31, 2004 (€96 million in 2003 and €157 million in 2002).

The main changes in 2003 compared to 2002 resulted from consolidation of Avtroframos (note 2.2-C), which accounted for €37 million of investments in subsidiaries and affiliates in 2002, and deconsolidation of Renault Agriculture following the sale of 51% of its capital (note 2.2-B), which generated a €49 million increase in investments in subsidiaries and affiliates.

15 - Sales financing receivables

At December 31 € million	2004	2003	2002
Dealership receivables	4,338	4,300	3,968
Financing for end-users	11,249	10,477	9,470
Leasing and similar operations	5,719	5,509	5,064
Gross value	21,306	20,286	18,502
Provisions	(673)	(672)	(630)
NET VALUE	**20,633**	**19,614**	**17,872**

A. BREAKDOWN OF SALES FINANCING RECEIVABLES BY GEOGRAPHIC AREA

At December 31 € million	2004	2003	2002
France	6,360	5,877	5,366
Other European countries	13,734	13,293	12,112
Other countries	539	444	394
TOTAL	**20,633**	**19,614**	**17,872**

B. MATURITIES OF SALES FINANCING RECEIVABLES

At December 31 € million	2004	2003	2002
Within one year	10,297	9,740	9,455
Between one and five years	10,212	9,744	8,296
Over five years	124	130	121
TOTAL	**20,633**	**19,614**	**17,872**

16 - Inventories

At December 31 € million	2004	2003	2002
Gross value	5,632	5,325	5,197
Provisions	(490)	(453)	(417)
NET VALUE	**5,142**	**4,872**	**4,780**

At December 31 € million	2004	2003	2002
Raw materials and supplies	957	851	788
Work-in-progress	332	401	442
Finished goods - automobile	3,744	3,479	3,359
Other finished products	109	141	191
TOTAL NET VALUE	**5,142**	**4,872**	**4,780**

17 - Automobile receivables

At December 31 € million	2004	2003	2002
Trade receivables, gross	1,979	2,205	2,173
Provisions	(101)	(109)	(106)
NET VALUE	**1,878**	**2,096**	**2,067**

These receivables do not include accounts receivable from dealers, in France and certain other European countries, when they are assigned to the Group's sales financing companies together with the risk of non-recovery. In such cases, they are included in sales financing receivables (note 15). If the risk is not transferred, these items remain in trade receivables even though, from a legal point of view, the receivable itself has been assigned.

18 - Other receivables and prepaid expenses

At December 31 € million	2004	2003	2002
Bond issuance costs and redemption premiums	47	55	43
Prepaid expenses	422	449	422
Tax receivables	877	792	718
Other receivables	721	840	860
TOTAL	**2,067**	**2,136**	**2,043**

19 - Loans and marketable securities and cash

At December 31 € million	2004	2003	2002
Investment loans	1,361	2,134	1,689
Marketable securities (1)	908	720	494
Including Renault treasury shares	*509*	*521*	*407*
TOTAL LOANS AND MARKETABLE SECURITIES	**2,269**	**2,854**	**2,183**
CASH AND CASH EQUIVALENTS	**5,521**	**4,276**	**3,354**

(1) Maturing more than three months after the acquisition date.
At December 31, 2004, marketable securities include € 131 million for shares in Ainax, a holding company which owns the Scania shares previously owned by Volvo. Volvo distributed the Ainax shares to its shareholders in June 2004.

A. INVESTMENT LOANS

Investment loans essentially consist of interbank loans and correspond principally to the investment of cash surpluses from the automobile division.

Details are as follows:

At December 31 € million	2004	2003	2002
Maturity over one year	178	138	195
Maturity within one year	1,183	1,996	1,494
Total	**1,361**	**2,134**	**1,689**

B. RENAULT TREASURY SHARES

In accordance with decisions approved at the General Shareholders' Meetings of June 11, 1998, June 10, 1999, May 10, 2001, April 26, 2002 and April 29, 2003, the Board of Directors decided to allocate all Renault treasury shares to current stock option plans awarded to Group managers and executives.

At December 31 € million	2004	2003	2002
Gross value	509	521	436
Provisions	-	-	(29)
NET VALUE	**509**	**521**	**407**
Number of treasury shares	10,880,990	11,522,046	10,278,482

C. CASH AND CASH EQUIVALENTS

At December 31 € million	2004	2003	2002
Marketable securities (1)	127	18	51
Current accounts with banks, cash	5,394	4,258	3,303
TOTAL	**5,521**	**4,276**	**3,354**

(1) Maturing within three months of the acquisition date.

20 - Shareholders' Equity

A. SHARE CAPITAL

Situation at December 31, 2004

The total number of ordinary shares issued and fully paid-up at December 31, 2004 is 284,937 thousand, with par value of €3.81 per share (the total number and par value are unchanged from December 31, 2003 and 2002).

In accordance with decisions approved at the General Shareholders' Meetings of June 11, 1998, June 10, 1999, May 10, 2001, April 26, 2002 and April 29, 2003, the Board of Directors decided to allocate all Renault treasury shares to current stock option plans.

In compliance with French accounting rules, these shares are recorded under Marketable Securities.

B. DISTRIBUTIONS

At the General and Extraordinary Shareholders' Meeting of April 30, 2004, it was decided to distribute €383 million or €1.40 per share in dividends (compared to €316 million or €1.15 per share in 2003, and €257.6 million or €0.92 per share in 2002).

In view of Renault's stake in Nissan's capital and the treasury shares held, the dividend distribution recorded in shareholders' equity amounted to €357 million.

C. TRANSLATION ADJUSTMENT

Translation adjustments relating to the Euro zone and included in shareholders' equity amount to €(342) million at December 31, 2004.

After adjustment for the impact of partial hedging of the investment in Nissan, the translation of Nissan's financial statements contributed as follows to the change in translation adjustment:

At December 31 € million	2004	2003	2002
Impact of the translation of Nissan's financial statements (note 12-E)	(841)	(556)	(575)
Impact, net of tax, of hedging operations	74	221	184
TOTAL	**(767)**	**(335)**	**(391)**

The impact of the translation of Nissan's financial statements, after adjustment for the partial hedging operations concerning the portion of Nissan's shareholders' equity expressed in yen, mainly relates to translation by Renault of Nissan's North American and Mexican subsidiaries' shareholders' equity, in view of the falling value of the US dollar and the Mexican peso in 2003 and 2004 (note 12-E).

D. STOCK OPTION PLANS

Since October 1996, the Board of Directors has periodically awarded stock options to Group executives and managers, with prices and exercise periods specific to each plan.

▷ Changes in the number of stock options held by personnel

	2004	2003	2002
Options outstanding at January 1	11,511,246	10,259,475	8,512,030
Options awarded	2,145,650	1,922,000	2,009,000
Options exercised	(641,056)	(519,929)	(158,105)
Options expired	(30,500)	(150,300)	(103,450)
OPTIONS OUTSTANDING AT DECEMBER 31	**12,985,340**	**11,511,246**	**10,259,475**

▷ Stock options awarded during the past three years

	2004	2003	2002
Exercise period	15.09.08	09.09.07	06.09.07
	13.09.12	07.09.11	04.09.12
Exercise price per share (€)	66.03	53.36	49.21
Number of shares	2,145,650	1,922,000	2,009,000

The exercise price per share corresponds to the average value of the opening prices for Renault shares over the twenty stock exchange trading sessions preceding the Board meeting at which it was decided to award the options.

▷ Options yet to be exercised at December 31, 2004

Date awarded	Exercise price (€)	Options outstanding	Exercise period
October 22, 1996	17.57	69,276	October 23, 1999 - October 21, 2006
October 28, 1997	24.89	202,072	October 29, 2002 - October 27, 2007
October 27, 1998	32.13	1,206,142	October 28, 2003 - October 26, 2008
March 16, 1999	40.82	220,000	March 17, 2004 - March 15, 2009
October 19, 1999	50.94	1,654,050	October 20, 2004 - October 18, 2009
September 7, 2000 and	49.27	1,761,850	September 8, 2005 - September 6, 2010
October 24, 2000	49.57		October 25, 2005 - October 23, 2010
December 18, 2001	48.97	1,816,100	December 19, 2006 - December 17, 2011
September 5, 2002	49.21	1,990,700	September 6, 2007 - September 4, 2012
September 8, 2003	53.36	1,919,500	September 9, 2007 - September 7, 2011
September 14, 2004	66.03	2,145,650	September 15, 2008 - September 13, 2012
TOTAL		**12,985,340**	

21 - Provision for post-employment and other long term benefits

A. PENSIONS AND BENEFIT PLANS

Pensions and other post-retirement benefit obligations essentially concern current employees.

These benefits are covered either by contributions to defined-contribution plans or by defined-benefit plans.

Defined-contribution plans

The Group makes earnings-related payments, in accordance with local custom, to the national organizations responsible for paying old-age and similar financial benefits. At present, there is no actuarial liability concerning these pension arrangements.

Defined-benefit plans

Provisions are established for this type of plan, mainly concerning indemnities payable upon retirement, but also covering:

- other payments upon retirement and supplementary pensions;
- other long-term benefits, chiefly long-service awards and flexible holiday entitlements;
- healthcare expense coverage.

Defined-benefit plans are sometimes covered by funds. These plans are subject to regular actuarial valuation by independent actuaries. The value of fund assets, if any, is deducted from the corresponding liability. In view of the amounts involved (€230 million at December 31, 2004), the Group's exposure to risk resulting from changes in these fund asset values is low.

B. ACTUARIAL ASSUMPTIONS

The main actuarial assumptions used for the French companies are the following:

Retirement age	Between 60 and 62
Salary increase	3%
Discount rate [1]	Between 4.8% and 5.5%

(1) The discount rate varies according to the maturity of liabilities.

C. PROVISION FOR POST-EMPLOYMENT BENEFITS

Provision at December 31

€ million	2004	2003	2002
French companies	694	728	631
Other companies	122	133	141
TOTAL	**816**	**861**	**772**

Change in the provision

€ million	2004	2003	2002
Opening balance	861	772	731
Net expense for the year	97	107	93
Benefits paid and contributions to funds	(107)	(52)	(34)
Provisions for additional career-end holiday entitlements originating in previous years [1]	-	62	-
Other changes	(35)	(28)	(18)
CLOSING BALANCE	**816**	**861**	**772**

(1) Additional paid holiday entitlements to be taken upon retirement (note 7-C).

Net expense for the year

€ million	2004	2003	2002
Vested benefits [1]	65	71	58
Discount effect	41	39	36
Expected return on plan assets [1]	(9)	(6)	(1)
NET EXPENSE FOR THE YEAR	**97**	**104**	**93**

(1) Vested benefits are presented net of the expected return on funds invested in the UK in 2002. In 2003, the expected return on plan assets in the UK was €5 million.

D. RECONCILIATION OF THE VALUE OF THE OBLIGATION AND THE PROVISION

At December 31 € million	2004	2003	2002
Actuarial value of obligations (1)	1,097	1,023	775
Fund assets recorded in balance sheet liabilities (1)	(230)	(143)	(18)
Net obligation (1)	**867**	**880**	**757**
Unrecorded actuarial gains (losses)	(69)	(38)	(7)
Cost of unrecorded vested benefits	18	19	22
PROVISION FOR PENSION AND OTHER POST-RETIREMENT OBLIGATIONS IN BALANCE SHEET	**816**	**861**	**772**

(1) The net obligation for the UK is not included in the figures for 2002, when it amounted to € 20 million (actuarial value of obligations: € 103 million, value of fund assets in balance sheet: € 83 million).

22 - Other provisions for risks and liabilities

€ million	Under one year	Over one year	Total
December 31, 2004			
Provisions for restructuring and workforce adjustment costs	179	401	**580**
Provisions for warranty costs	351	387	**738**
Provisions for tax risks and litigation	63	285	**348**
Other	273	308	**581**
TOTAL	**866**	**1,381**	**2,247**
December 31, 2003			
Provisions for restructuring and workforce adjustment costs	174	472	**646**
Provisions for warranty costs	313	419	**732**
Provisions for tax risks and litigation	158	216	**374**
Other	255	248	**503**
TOTAL	**900**	**1,355**	**2,255**
December 31, 2002			
Provisions for restructuring and workforce adjustment costs	179	558	**737**
Provisions for warranty costs	376	359	**735**
Provisions for tax risks and litigation	142	199	**341**
Other	247	257	**504**
TOTAL	**944**	**1,373**	**2,317**

All known litigation in which Renault or Group companies are involved is examined at year-end. After seeking the opinion of legal advisors, the provisions deemed necessary are, where appropriate, set aside to cover the estimated risk.

▷ Changes in other provisions for risks and liabilities

€ million	Restructuring provisions	Warranty provisions	Tax risk and litigation provisions	Other	Total
At December 31, 2003	**646**	**732**	**374**	**503**	**2,255**
Increases	129	568	116	369	1,182
Reversals of provisions for application	(178)	(565)	(78)	(198)	(1,019)
Reversals of provisions no longer required	(3)	-	(54)	(66)	(123)
Changes in scope of consolidation	(13)	1	(1)	11	(2)
Translation adjustments and other changes	(1)	2	(9)	(38)	(46)
AT DECEMBER 31, 2004	**580**	**738**	**348**	**581**	**2,247**

At December 31, 2004, Other provisions for risks and liabilities include a €139 million provision established in application of environmental regulations (€86 million at December 31, 2003 and €65 million at December 31, 2002). These provisions principally concern environmental compliance costs, principally for industrial land that the Group intends to sell (note 11-B) and expenses related to the new EU directive on end-of-life vehicles (note 27.2-C).

The €369 million increase in other provisions for risk and liabilities in 2004 includes €114 million related to sales agreements with buy-back clauses (note 1-E) and €67 million for environmental provisions.

23 - Interest-bearing borrowings

A. MATURITY OF INTEREST-BEARING BORROWINGS

At December 31 € million	2004	2003	2002
Bonds	7,800	7,666	6,363
Other debts represented by a certificate	6,000	4,892	2,331
Borrowings from credit institutions	1,956	1,741	1,964
Other financial debt	215	520	560
Long-term financial debt, due after one year	**15,971**	**14,819**	**11,218**
Short-term portion of bonds	1,405	1,341	1,244
Short-term portion of other long-term financial debt	2,913	1,711	1,061
Short-term portion of long-term financial debt	**4,318**	**3,052**	**2,305**
Total long-term debt	**20,289**	**17,871**	**13,523**
Accrued interest on bonds	122	119	108
Other debts represented by a certificate	3,337	4,206	4,785
Borrowings from credit institutions	2,608	2,893	3,975
Other financial debt	1,090	1,754	1,755
Originally short-term financial debt	**7,157**	**8,972**	**10,623**
Redeemable shares	**144**	**339**	**339**
TOTAL	**27,590**	**27,182**	**24,485**

B. CHANGES IN INTEREST-BEARING BORROWINGS

During 2004, **Renault S.A.** undertook bond issues totalling €407 million:

- a 5-year bond issue on February 26, 2004 totalling €10 million, at the variable rate of 3-month Euribor + 88 bps + cap + floor, converted by means of a swap to the variable rate of 6-month Euribor + 0.54%;

- a 5-year bond issue on April 14, 2004 totalling €10 million, at the variable rate of 3-month Euribor + 0.8%, converted by means of a swap to the variable rate of 6-month Euribor + 0.54%;

- a 3-year bond issue on April 23, 2004 totalling 10 billion yen (€77 million), at the variable rate of 3-month Libor + 0.28%, converted by means of a swap to the fixed rate of 0.7375%;

- a 3-year bond issue on April 26, 2004 totalling 2.5 billion yen (€19 million), at the fixed rate of 0.67%;

- a 5-year bond issue on April 27, 2004 totalling 1 billion yen (€8 million), at the fixed rate of 1.11%;

- a 5-year bond issue on April 27, 2004 totalling €50 million at the variable rate of 3-month Euribor + 0.45%;

- a 7-year bond issue on June 17, 2004 totalling €50 million at the variable rate of 3-month Euribor + 0.52%;

- a 5-year bond issue on December 15, 2004 totalling 25 billion yen (€183 million) at the fixed rate of 0.98%.

The bonds issued by Renault S.A. in 1994, for total nominal value of €305 million, converted to yen through a currency swap in April 2003, were redeemed upon maturity in March 2004 for €290 million.

The cross-currency swap undertaken to hedge Renault S.A.'s June 2002 €1 billion bond issue was terminated in June 2004.

Operations denominated in yen were designated as a partial hedge of Renault's interest in the restated shareholders' equity of Nissan in yen (note 12-F).

RCI Banque undertook bond issues totalling €1,100 million during 2004:

- a 5-year bond issue on February 4, 2004 totalling €300 million at 3-month Euribor + 0.375%;

- a 5-year bond issue on May 26, 2004 totalling €400 million at 3-month Euribor + 0.35%;

- a 5-year bond issue on September 22, 2004 totalling €400 million at 3-month Euribor + 0.325%.

The bond issued in 1995 with coupon at maturity rose in value by €16 million.

RCI Banque also redeemed bonds for a total of €1,050 million in 2004.

C. BONDS

At December 31 € million	2004	2003	2002
Renault S.A.			
2004 issue at 0.98%	179	-	-
2004 issue at 3-month Euribor + 0.52%	50	-	-
2004 issue at 3-month Euribor + 0.45%	50	-	-
2004 issue at 1.11%	7	-	-
2004 issue at 0.67%	18	-	-
2004 issue at 0.7375%	72	-	-
2004 issue at 6-month Euribor + 0.54%	10	-	-
2004 issue at 6-month Euribor + 0.54%	10	-	-
2003 issue at 4.785%	20	20	-
2003 issue at 1.23%	215	222	-
2003 issue at 4.41%	10	10	-
2003 issue at 5.4025%	41	41	-
2003 issue at 4.25375% - tranche A	65	65	-
2003 issue at 4.2675% - tranche B	35	35	-
2003 issue at 0.715%	78	81	-
2003 issue at 0.8105%	50	52	-
2003 issue at 1.236%	717	741	-
2003 issue at 0.75%	36	37	-
2003 issue at 0.7%	36	37	-
2003 issue at 0.7%	50	52	-
2003 issue at 1.013%	7	7	-
2002 issue at 0.8675%	7	7	8
2002 issue at 3-month Euribor +2.2518%	1 000	871	946
2001 issue at 1.29%	358	370	402
2000 issue at 2.7276%	441	458	500
1999 issue at 1.795%	442	461	500
1998 issue at 3-month Pibor - 0.17%	76	76	76
1996 issue at 2.9111%	282	292	305
1994 issue at 3.8627%	-	292	305
1993 issue at 7.25%	-	-	229
Total	**4,362**	**4,227**	**3,271**

At December 31 € million	2004	2003	2002
RCI Banque			
2004 issue at 3-month Euribor + 0.325%	400	-	-
2004 issue at 3-month Euribor + 0.35%	400	-	-
2004 issue at 3-month Euribor + 0.375%	300	-	-
2003 issue at 3-month Euribor + 0.58%	100	100	-
2003 issue at Eonia + 0.35%	250	250	-
2003 issue at 3.375%	300	300	-
2003 issue at 3-month Euribor + 0.67%	400	400	-
2003 issue at 3-month Euribor + 0.79%	468	470	-
2002 issue at 3-month Euribor + 0.5%	250	250	250
2002 issue at Eonia + 0.68%	-	50	50
2002 issue at 3-month Euribor + 0.78%	675	675	750
2002 issue at Eonia + 0.68%	-	200	200
2001 issue at 3-month Euribor + 0.325%	-	300	300
2001 issue at Eonia + 0.28%	-	-	396
2001 issue at 3-month Euribor + 0.35%	241	241	245
2001 issue at 3-month Euribor + 0.25%	-	300	300
2000 issue at 3-month Euribor + 0.25%	-	200	200
2000 issue at 3-month Euribor + 0.25%	-	-	465
2000 issue at 3-month Euribor + 0.25%	250	250	250
1998 issue at 3-month Libor + 0.0625%	-	-	153
1997 issue at 3-month Euribor + 0.17%	214	214	213
1996 issue at TAG + 0.3% for €229 million (tranche A), and 3-month Euribor + 0.19% for €76 million (tranche B)	305	305	305
1995 issue at 3-month Euribor + 0.17% - coupon at maturity (1)	290	275	**259**
Total	**4,843**	**4,780**	**4,336**
Accrued interest	122	119	108
TOTAL RENAULT S.A. + RCI BANQUE	**9,327**	**9,126**	**7,715**

(1) Nominal value of € 142 million, issuance premium payable at maturity, treated as capitalized interest of € 149 million (€ 133 million in 2003 and € 117 million in 2002).

Rates shown are after the effect of derivative financial instruments.

D. MATURITIES OF INTEREST-BEARING BORROWINGS BY DIVISION

At December 31 € million	2004	2003	2002
Automobile			
Within one year	2,912	2,849	3,343
Between 1 and 2 years	992	386	333
Between 2 and 3 years	659	1,102	399
Between 3 and 4 years	593	637	924
Between 4 and 5 years	1,457	521	686
After 5 years	1,012	1,815	1,239
Total	**7,625**	**7,310**	**6,924**
Sales Financing			
Within one year	9,590	9,768	11,122
Between 1 and 2 years	3,020	3,370	2,446
Between 2 and 3 years	1,809	1,561	1,594
Between 3 and 4 years	3,240	590	896
Between 4 and 5 years	1,968	2,040	225
After 5 years	1,613	3,204	2,478
Total	**21,240**	**20,533**	**18,761**
Interdivision transactions			
Within one year	(1,027)	(593)	(1,297)
Between 1 and 2 years	-	-	-
Between 2 and 3 years	-	-	-
Between 3 and 4 years	-	-	-
Between 4 and 5 years	(242)	-	-
After 5 years	(150)	(407)	(242)
Total	**(1,419)**	**(1,000)**	**(1,539)**
Consolidated total			
Within one year	11,475	12,024	13,168
Between 1 and 2 years	4,012	3,756	2,779
Between 2 and 3 years	2,468	2,663	1,993
Between 3 and 4 years	3,833	1,227	1,820
Between 4 and 5 years	3,183	2,561	911
After 5 years	2,475	4,612	3,475
Total	**27,446**	**26,843**	**24,146**
Redeemable shares	**144**	**339**	**339**
TOTAL	27,590	27,182	24,485

Short-term drawings on credit lines with maturities of more than one year amount to €79 million at December 31, 2004 (€157 million at December 31, 2003 and €43 million at December 31, 2002), of which €4 million concerned the Automobile Division (compared to €8 million in 2003 and €12 million in 2002).

E. INTEREST-BEARING BORROWINGS BY CURRENCY

At December 31 € million	2004	2003	2002
Euro	23,301	21,295	21,035
Other European Union currencies	313	712	558
Yen	3,156	4,143	1,880
Other currencies	820	1,032	1,012
TOTAL	**27,590**	**27,182**	**24,485**

Currencies shown are after the effect of derivative financial instruments.

F. LONG-TERM BORROWINGS BY TYPE OF INTEREST RATE

Taking into account the effect of derivative instruments, fixed and floating-rate borrowings were as follows:

At December 31 € million	2004	2003	2002
Fixed-rate borrowings	5,298	7,815	5,845
Variable-rate borrowings	14,991	10,056	7,678
TOTAL	**20,289**	**17,871**	**13,523**

G. WEIGHTED AVERAGE INTEREST RATE ON SHORT-TERM FINANCIAL DEBT

At December 31 € million	2004	2003	2002
Originally short-term financial debt	2.98%	2.64%	3.61%
Current portion of long-term financial debt	2.72%	2.88%	3.69%
TOTAL FINANCIAL DEBT DUE WITHIN ONE YEAR	**2.90%**	**2.70%**	**3.62%**

The total interest paid by the automobile division in 2004 was €841 million (€290 million in 2003 and €295 million in 2002).

H. CREDIT LINES

At December 31, 2004 the Renault group's open credit lines with banks amounted to the equivalent of €9,714 million in various currencies (€9,705 million in 2003 and €9,476 million in 2002), with maturities extending to 2009. The short-term portion amounted to €2,929 million (€1,210 million in 2003 and €2,490 million in 2002).

A total of €211 million of these credit lines was in use at December 31, 2004, compared to €541 million at December 31, 2003 and €738 million at December 31, 2002.

I. REDEEMABLE SHARES

At December 31 € million	2004	2003	2002
Renault S.A. 1983 and 1984 issues (1)	129	324	324
Diac 1985 issue	15	15	15
TOTAL	**144**	**339**	**339**

(1) Redeemable shares issued by Renault S.A. are attributed to the Group's automobile division.

These shares, issued in October 1983 and April 1984 by Renault S.A., can be redeemed with a premium on the sole initiative of Renault from 1998. They earn a minimum annual return of 9% comprising a fixed portion (6.75%) and a variable portion that depends on consolidated revenues and is calculated based on identical Group structure and methods. The return on redeemable shares, amounting to €24 million in 2004 (€39 million in 2003 and €38.1 million in 2002), is included in financial expenses. These shares are listed on the Paris Stock Exchange, and in 2004 traded at between €346 and €575 for par value of €153.

In March and April 2004, Renault made a cash tender offer to buy back its redeemable shares at 450 euros per share, corresponding to a 21% premium over the market price.

This offer is reflected in the following items in the 2004 financial statements:

- a financial expense of €343 million with an after-tax impact of €221 million on the consolidated net income;
- a €343 million increase in net financial indebtedness (note 25).

The return on Diac redeemable shares issued in 1985 comprises a fixed portion equal to the Annual Monetary Rate, and a variable portion calculated by multiplying an amount equal to 40% of the Annual Monetary Rate by the rate of increase in net consolidated profit of the Diac sub-group compared to the prior year.

Diac has redeemed shares as follows:

- in 2002, 11,820 shares for a total value of €1.8 million;
- in 2001, 9,950 shares for a total value of €1.5 million.

24 - Other liabilities and deferred income

At December 31 € million	2004	2003	2002
Tax liabilities	1,046	900	855
Social liabilities	1,414	1,333	1,252
Other	3,251	3,007	2,961
Deferred income	680	685	718
TOTAL	**6,391**	**5,925**	**5,786**

25 - Net Financial indebtedness

At December 31 € million	2004	2003	2002
Redeemable shares	129	324	324
Bonds	4,408	4,257	3,294
Other interest-bearing borrowings	3,217	3,052	3,630
Interest-bearing borrowings	**7,754**	**7,633**	**7,248**
Investment loans	(1,862)	(1,960)	(1,805)
Renault treasury shares	(509)	(521)	(407)
Other marketable securities (1)	(391)	(189)	(78)
Loans and marketable securities	**(2,762)**	**(2,670)**	**(2,290)**
Cash and cash equivalents	**(4,451)**	**(3,215)**	**(2,463)**
NET FINANCIAL INDEBTEDNESS	**541**	**1,748**	**2,495**

(1) Other marketable securities at December 31, 2004 include € 131 million for shares in Ainax, a holding company which owns the Scania shares previously owned by Volvo. Volvo distributed the Ainax shares to its shareholders in June 2004.

The sales financing activity is considered as an operating activity for the Group. The net financial indebtedness therefore concerns the automobile division only, and comprises its interest-bearing borrowings less cash and financial assets (note 1-C).

▷ Change in net financial indebtedness

€ million	2004	2003	2002
Cash flow	4,351	3,150	3,179
Decrease in working capital	401	239	322
Investment in property, plant and equipment and intangibles, net of disposals	(2,823)	(2,533)	(2,968)
Acquisition of Nissan shares	-	-	(1,875)
Acquisitions of other equity investments, net of disposals	(109)	25	112
Capital increase reserved for Nissan	-	-	2,166
Change in other financial assets	24	(29)	144
Other capital transactions	(400)	(337)	(234)
Repurchase of redeemable shares	(343)	-	-
Translation adjustment and other	106	232	586
CHANGE IN NET FINANCIAL INDEBTEDNESS	**1,207**	**747**	**1,432**

26 - Financial instruments

A. MANAGEMENT OF EXCHANGE AND INTEREST RATE RISK

The corresponding commitments, expressed in terms of notional amount where appropriate, are shown below for each division:

▷ Automobile

At December 31 € million	2004	2003	2002
FOREIGN EXCHANGE RISKS:			
Currency swaps			
Purchases	2,663	3,820	2,000
Sales	2,477	3,562	1,943
Other forward exchange contracts and options			
Purchases	13,151	15,762	13,192
Sales	13,127	15,775	13,139
INTEREST RATE RISKS:			
Interest rate swaps	42,862	30,655	36,385
FRAs (Future Rate Agreements)			
Purchases	-	-	200
Sales	-	-	400
Other interest rate hedging instruments			
Purchases	73	79	2,547
Sales	73	60	2,478

At December 31, 2004, the transactions undertaken by the automobile division to manage its foreign exchange risk were mainly currency swaps and forward sales of yen for total nominal value of €2,112 million (295 billion yen), as a partial hedge of Renault's net investment in Nissan (note 12).

▷ Sales financing

At December 31 € million	2004	2003	2002
FOREIGN EXCHANGE RISKS:			
Currency swaps			
Purchases	359	98	48
Sales	365	102	52
Other forward exchange contracts and options			
Purchases	1,305	1,148	1,094
Sales	1,301	1,138	1,073
INTEREST RATE RISKS:			
Interest rate swaps	20,702	22,897	17,930
FRAs (Future Rate Agreements)			
Purchases	-	-	50
Sales	-	-	50
Other interest rate hedging instruments			
Purchases	-	-	7
Sales	-	-	-

B. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts on the balance sheet and the estimated fair values of the Group's financial instruments are as follows:

At December 31	2004		2003		2002	
€ million	Book value	Fair value	Book value	Fair value	Book value	Fair value
ASSETS						
Marketable securities [1]	908	1,106	720	819	494	528
Investment loans	1,361	1,361	2,134	2,134	1,689	1,670
Sales financing receivables	20,633	20,506	19,614	18,817	17,872	17,353
Cash and cash equivalents	5,521	5,521	4,276	4,276	3,354	3,354
LIABILITIES						
Redeemable shares	144	468	339	712	339	556
Bonds	9,327	9,529	9,126	9,123	7,715	8,077
Other interest-bearing borrowings (excluding redeemable shares)	18,119	18,113	17,717	17,853	16,431	16,475

(1) Marketable securities maturing more than 3 months after the date of acquisition (those maturing within 3 months of acquisition are included in cash and cash equivalents).

Estimated fair value of off-balance sheet financial instruments

At December 31	2004		2003		2002	
€ million	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Forward exchange contracts	11,611	11,624	15,038	15,039	13,340	13,284
Currency swaps	3,272	2,907	3,312	2,923	2,307	2,167
Interest rate swaps	359	371	1,480	1,463	2,052	2,104
Interest rate futures	-	-	-	-	50	50

Assumptions and methods adopted:

Estimated fair values are based on information available on the markets and arrived at using valuation methods appropriate to the types of instrument in question. However, the methods and assumptions used are by nature theoretical, and judgment plays a major role in interpreting market data. Adopting different assumptions and/or pricing methods could therefore have a significant impact on the values estimated.

Fair values have been determined on the basis of information available at the end of the year and do not therefore take account of subsequent movements.

The main assumptions and valuation methods are as follows:

- **marketable securities:** the fair value of securities is determined mainly by reference to market prices;
- **investment loans:** for loans with an original maturity of less than three months and for floating-rate loans, the value recorded on the balance sheet is considered to be the fair value. Other fixed-rate loans have been estimated by discounting future cash flows using the rates offered to Renault at December 31, 2004, December 31, 2003 and December 31, 2002 for loans with similar conditions and maturities;
- **sales financing receivables:** sales financing receivables at fixed rates have been estimated by discounting future cash flows at rates that would be applicable to similar loans (conditions, maturity and debtor quality) as at December 31, 2004, December 31, 2003 and December 31, 2002;
- **cash and cash equivalents:** the value recorded on the balance sheet is considered the fair value;
- **bonds and other interest-bearing borrowings:** the fair value of listed bonds has been estimated at year-end market prices. For the debts of the sales financing activity, evidenced by securities issued with a life of less

than 90 days, the value recorded on the balance sheet is considered the fair value. The fair value of other financial debt was determined by discounting future cash flows at the rates offered to Renault at December 31, 2004, December 31, 2003 and December 31, 2002 for borrowings with similar conditions and maturities;

– **off-balance sheet foreign exchange instruments:** the fair value of forward contracts is estimated on the basis of prevailing market conditions. The fair value of currency swaps is determined by discounting cash flows using exchange rates and interest rates prevailing at December 31, 2004, December 31, 2003 and December 31, 2002 for the contracts' residual lives;

– **off-balance sheet interest rate instruments:** The fair value of interest rate swaps represents the amount Renault would receive (or pay) if it settled outstanding contracts at the end of the year. Unrealized capital gains or losses, determined on the basis of prevailing interest rates and the quality of the counterparty to each contract, are taken into account at December 31, 2004, December 31, 2003 and December 31, 2002.

27 - Off-balance sheet Commitments and Contingencies

Renault enters into a certain number of commitments in the course of its business, some of which (e.g. retirement and other personnel benefits, litigations) are covered by provisions. Details of off-balance sheet commitments and contingencies are provided below.

27.1 Ordinary operations

The Group's commitments specific to financial instruments are described in note 26.

The Group is also committed for the following amounts:

At December 31 € million	2004	2003	2002
Customer guarantees and endorsements (sales financing)	81	73	72
Other guarantees given	524	672	669
Opening of confirmed credit lines for customers	2,221	1,255	705
Securities payable on repurchase or forward transactions	-	-	20
Firm investment orders	695	1,032	988
Lease commitments	1,114	1,086	1,063
Assets pledged or mortgaged	186	174	195

Lease commitments include rent from non-cancelable leases to which the Group is committed. These are broken down as follows.

At December 31 € million	2004	2003	2002
Less than 1 year	132	125	104
Between 1 and 2 years	131	120	101
Between 2 and 3 years	125	114	102
Between 3 and 4 years	122	104	98
Between 4 and 5 years	125	100	92
More than 5 years	479	523	566
TOTAL	1,114	1,086	1,063

27.2 Special operations

A. GUYANCOURT TECHNOCENTRE

In March 1995, the Group signed an agreement with a group of investors under which the Technocentre, a single site combining Renault new-vehicle research and development units, would be built by a real estate company 15%-owned by Renault and 85% by the investors. This company leased the centre to Renault at prevailing market rents under a lease expiring at the end of 2010. The agreement gave Renault the option to acquire the Technocentre at its initiative, at any time between 2000 and 2010.

This agreement was renegotiated when a further investment was made for the construction of the second stage of the Technocentre complex. Under the terms of the new agreement, concluded on June 25, 2002:

– Renault withdrew from the real estate company by selling its 15% of shares to the Group of investors (this had no significant impact on the Renault financial statements), and the advances previously made by Renault to the real estate company were repaid;

– an amended 11½-year lease was signed at market prices, resulting in an annual saving on rental of approximately €15 million. The total rent for the period, on a non-discounted basis, is estimated at €1,008 million;

– Renault has the option to acquire the Technocentre at the end of 2007 or 2009, or upon expiry of the final year of the lease (in 2013), at market prices applicable at the date the option is exercised.

These operations had a favorable overall effect on the Group's net financial indebtedness of €214 million in 2002.

B. END-OF-LIFE VEHICLES

Under EC directive 2000/53/EC concerning end-of-life vehicles, published in September 2000, member states will be obliged to take measures to ensure that:

- vehicles at the end of their useful life can be transferred to an approved processing centre free of charge to the last owner,
- specific progressive targets are met concerning the re-use rate for vehicle components (with priority given to recycling) and the value of components that can be re-used.

This directive concerns vehicles put on the market since July 1, 2002, but will be extended to apply to all vehicles on the road by January 1, 2007.

The Group establishes provisions in relation to the corresponding cost on a country-by-country basis, as the Directive is incorporated into national laws and when the procedures for recycling operations are defined. These provisions are regularly reviewed to ensure they take account of changes in each country's situation.

At December 31, 2004, a provision of €79 million was established in respect of this risk (€21 million at December 31, 2003 and €19 million December 31, 2002).

C. DISPOSAL OF USED TYRES IN FRANCE

The French decree n°2000-1563 of December 24, 2002 on the disposal of used tyres prescribes the technical and financial procedures for collection and processing of used tyres.

As the Group is not able to estimate the potential financial impact of this decree, no provision has been recorded in connection with this matter.

D. RENAULT ARGENTINA

Renault Argentina S.A. manages a savings plan called Plan Rombo S.A., designed to enable savers' groups to acquire vehicles. The savers make monthly contributions to the plan and a vehicle is delivered at the end of a given period. At December 31, 2004, Plan Rombo S.A. had approximately 600 savers' groups on its books. Renault Argentina S.A. and Plan Rombo S.A. are jointly responsible to subscribers for the correct operation of the plan. Renault's corresponding off-balance sheet commitment amounts to 74 million Argentinean pesos.

E. OTHER COMMITMENTS

- disposals of subsidiaries or businesses by the Group generally include representations and warranties in the buyer's favor.

At December 31, 2004, Renault had not identified any significant risks in connection with these operations;

- following partial sales of subsidiaries during previous years, Renault retains options to sell all or a portion of its residual investment. Exercising these options would not have any significant impact on the consolidated financial statements;
- the agreement signed in 2000 by Renault, Samsung Motors Inc. and Hanvit Bank gives Renault the option to purchase Hanvit Bank's 10% interest in Renault Samsung Motors. This option can be exercised from December 2005. Should Renault exercise this option, which would bring its investment in Renault Samsung Motors up to 80.1%, there would be no significant impact on the consolidated financial statements;
- the companies of the Group are periodically subject to tax audits in the countries in which they operate. Tax adjustments are recorded as provisions in the financial statements. Contested tax adjustments are recognized on a case-by-case basis, taking into account the risk that the proceedings or appeal may be unsuccessful.

28 - Companies consolidated at December 31

▷ Fully consolidated companies

Renault Group's interest (%)		2004	2003	2002
AUTOMOBILE				
Renault SAS	France	100	100	100
Cofiren Renault et Cie	France	-	100	100
GIE Technocentre	France	-	100	100
Mecanizacion Contable S.A. (Meconsa)	Spain	100	100	100
Renault Développement Industriel et Commercial (RDIC)	France	100	100	100
Renault Espana S.A. and subsidiaries	Spain	100	100	100
Renault Group BV	Netherlands	100	100	100
Société de Financement des Moyens Informatiques (SOFIMIN)	France	-	100	100
Société Immobilière Renault Habitation (SIRHA)	France	100	100	100
Technologie et Exploitation Informatique (TEI)	France	100	100	100
Vehicle Engineering and Manufacturing				
Auto Châssis International (ACI) Le Mans	France	100	100	100
Auto Châssis International (ACI) Romania	Romania	100	100	-
Auto Châssis International (ACI) Villeurbanne	France	100	100	100
CACIA	Portugal	100	100	100
Emboutissage Tôlerie Gennevilliers (ETG)	France	100	100	100
Fonderie le Mans	France	100	100	100
IDVU	France	100	100	100
Maubeuge Construction Automobile (MCA)	France	100	100	100
Renault Industrie Belgique (RIB)	Belgium	100	100	100
SCI Parc Industriel du Mans	France	100	100	100
SNC Renault Cléon	France	100	100	100
SNC Renault Douai	France	100	100	100
SNC Renault Flins	France	100	100	100
SNC Renault Le Mans	France	100	100	100
SNC Renault Sandouville	France	100	100	100
Société des Automobiles Alpine Renault	France	100	100	100
Société de Magasinage et de Gestion des Stocks	France	100	100	100
Société de Transmissions Automatiques	France	80	80	80
Société de Véhicules Automobiles de Batilly (SOVAB)	France	100	100	100
Société Nouvelle de Transmissions (SNT)	France	-	80	80
Agricultural Equipment				
Renault Agriculture	France	-	-	100
Other companies				
Arkanéo	France	100	100	100
Car life Siège and subsidiaries	France	100	100	100
France Services Rapides and subsidiary	France	100	100	100
SNR Group (Société Nouvelle de Roulements)	France	100	100	100
Grigny Ltd	United Kingdom	100	100	100
Renault F1 Team Ltd	United Kingdom	100	100	100

▷ Fully consolidated companies (continued)

Renault Group's interest (%)		2004	2003	2002
Sales - France				
Renault France Automobiles (RFA) and subsidiaries	France	100	100	100
Sales - Europe				
Renault Amsterdam	Netherlands	100	100	100
Renault Belgique Luxembourg	Belgium	100	100	100
Renault Ceska Republica	Czech Republic	100	100	100
Renault Croatia	Croatia	100	100	100
Renault Espana Comercial S.A. (RECSA) and subsidiaries	Spain	100	100	100
Renault Hungaria	Hungary	100	100	100
Renault Italia and subsidiaries	Italy	100	100	100
Renault Nissan Deutsche AG and subsidiaries	Germany	100	100	100
Renault Nissan Nederland	Netherlands	100	100	100
Renault Nissan Suisse S.A.	Switzerland	100	100	100
Renault Nissan Osterreich (ex Renault Osterreich Automobilvertriebs)	Austria	100	100	100
Renault Polska	Poland	100	100	100
Renault Portuguesa	Portugal	100	100	100
Renault Retail Group	United Kingdom	100	100	100
Renault Nissan Romania	Romania	100	-	-
Renault Slovakia	Slovakia	100	100	100
Renault Slovenia d.o.o.	Slovenia	100	100	100
Renault U.K	United Kingdom	100	100	100
Renault Vienna	Austria	100	100	100
International Operations and Asia - Pacific				
AFM Industrie	Russia	100	-	-
Avtoframos	Russia	76	50	-
Dacia and subsidiaries	Romania	99	99	93
Sociedad de Fabricacion de Automotores (Sofasa) [1]	Colombia	60	60	-
Oyak Renault Otomobil Fabrikalari	Turkey	52	52	52
Renault Algérie	Algeria	100	100	-
Renault Corporativo S.A. de C.V.	Mexico	100	100	100
Renault Maroc	Morocco	80	80	80
Renault Mexico	Mexico	100	100	100
Renault Samsung Motors	South Korea	70	70	70
Renault Venezuela [1]	Venezuela	100	60	-
Revoz	Slovenia	100	67	67
Mercosur				
Cofal	Luxembourg	77	77	77
Renault Argentina Group	Argentina	67	67	67
Renault do Brasil LTDA	Brazil	78	78	78
Renault do Brasil S.A.	Brazil	77	77	77
After-sales				
SODICAM 2	France	100	100	100
French Investment Financing Companies				
Société Immobilière de Construction Française pour l'Automobile et la Mécanique (SICOFRAM) and subsidiary	France	100	100	100
Société Immobilière d'Epone	France	100	100	100
Société Immobilière pour l'Automobile et la Mécanique (SIAM)	France	100	100	100

(2) Sofasa (and its subsidiary Renault Venezuela, which became a subsidiary of Renault SAS in 2004) has been fully consolidated since March 28, 2003 (previously it was included by the equity method).

▷ Fully consolidated companies (continued)

Renault Group's interest (%)		2004	2003	2002
Holding companies, Credit Institutions and similar				
Compagnie Financière Renault [(2)]	France	-	-	100
Motor Reinsurance Company	Luxembourg	100	-	-
Renault Holding	Switzerland	100	100	100
Renault Finance	Switzerland	100	100	100
Société Financière et Foncière (SFF)	France	100	100	100
SALES FINANCING				
Sales Financing - France				
DIAC	France	100	100	100
Diac Location	France	100	100	100
Compagnie de Gestion Rationnelle (COGERA)	France	100	100	100
RCI Banque	France	100	100	100
Société de Gestion, d'Exploitation de Services en Moyens Administratifs (SOGESMA)	France	100	100	100
Sales Financing – outside France				
Accordia Espana S.A.	Spain	100	100	100
Consorcio Renault do Brasil	Brazil	100	100	100
Nissan Finance Ltd	United Kingdom	100	100	100
RCI Financial Services Belgique (ex Overlease Belgique)	Belgium	100	100	100
RCI Financial Services BV	Netherlands	100	100	100
RCI Finanzholding Gmbh	Germany	100	100	100
RCI Gest SCA and subsidiaries	Portugal	100	100	100
RCI Leasing gmbh co OHG	Germany	100	100	100
Refactor	Italy	100	100	100
Renault Autofin S.A.	Belgium	100	100	100
RCI Banque AG (ex Renault Bank)	Austria	100	100	100
RCI Finantare Romania	Romania	100	-	-
Renault Crédit S.A.	Switzerland	100	100	100
Renault Credit Polska	Poland	100	100	100
Renault Financiaciones	Spain	100	100	100
RNC (ex Accordia)	Italy	100	100	100
Holding Companies and Other Credit Institutions				
Renault Acceptance BV	Netherlands	-	100	100
Renault Acceptance Gmbh	Germany	100	100	100
Renault Acceptance Ltd	United Kingdom	100	100	100
Service companies				
ARTIDA	Spain	100	100	100
Overlease Spain	Spain	100	100	100
RCI Gest Seguros	Portugal	100	100	100
RCI Versicherungs Service Gmbh	Germany	100	100	100
Réalisation, Etudes, Courtage et Assurances	France	100	100	100
Renault do Brasil S/A Corr. de Seguros	Brazil	100	99	99
Renault Services S.A.	Belgium	100	100	100
Société Internationale de Gestion et de Maintenance Automobile (SIGMA)	France	100	100	100

(2) Compagnie Financière Renault merged with Renault SAS in 2003.

Proportionately consolidated companies

Renault Group's interest (%)		2004	2003	2002
AUTOMOBILE				
Vehicle Engineering and Manufacturing				
Française de Mécanique	France	50	50	50
GIE TA 96	France	50	50	50
SALES FINANCING				
CFI Renault do Brasil	Brazil	60	60	60
Cia Arrademento Mercantil Renault do Brasil	Brazil	60	60	60
RCI Leasing Romania	Romania	50	-	-
Renault Credit Car	Belgium	50	50	50
Renault Financial Services Ltd (RFS)	United Kingdom	50	50	50
ROMBO Compania Financiera	Argentina	60	60	60
Sygma Finance	France	50	50	50
Overlease Italia	Italy	49	49	-

Companies accounted for by the equity method

Renault Group's interest (%)		2004	2003	2002
AUTOMOBILE				
Volvo Group	Sweden	21.5	21.1	21.1
Nissan Group	Japan	44.4	44.4	44.4
Teksid Group	Italy	-	19	33
MAIS	Turkey	49	49	49
Sociedad de Fabricacion de Automotores (Sofasa) (1)	Colombia	-	-	24
SALES FINANCING				
Nissan Renault Wholesale Mexico	Mexico	15	-	-

(1) Sofasa has been fully consolidated since March 28, 2003 (previously it was included by the equity method).

4.2.1 Statutory Auditors' report on the financial statements of the parent company only

Year-ended December 31, 2004

This is a free translation into English of the original Statutory Auditors' report signed and issued in the French language and is provided solely for the convenience of English speaking readers.

In accordance with our appointment as auditors by your annual general meeting, we hereby report to you, for the year ended December 31, 2004, on:

- the audit of the accompanying financial statements of Renault, parent company only;
- the justification for our assessments;
- the specific procedures and disclosures required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

I. Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position and the assets and liabilities of the Company as at December 31, 2004, and the results of its operations for the year then ended in accordance with French accounting regulations.

II. Justification for our assessments

In accordance with the requirements of Article L.225-235 of the French Company Law (Code de commerce) relating to the justification for our assessments, we bring to your attention the following matters:

As stipulated in Note n° 1.A.a) to the financial statements and pursuant to the Conseil national de la Comptabilité (French National of Accounting Council) opinion n°34, Renault has elected to account for its investments in controlled subsidiaries using the equity method. Investments eligible under this option are those of Renault S.A.S., Dacia and Sofasa, with an historical acquisition cost totalling €3,661 million. The equity value as of December 31, 2004 of these investments totals €5,610 million resulting in a positive impact on the Renault shareholders. equity of €1,949 million at that date.

The equity value of these investments is calculated in accordance with the accounting policies and methods used to prepare the Group's consolidated financial statements. Our assessment of this equity value was based on the conclusions of the procedures performed as part of the audit of the Group's 2004 consolidated financial statements.

The assessments were thus made in the context of our audit of the financial statements taken as a whole, and therefore contribute to enable us to express our opinion in the first part of this report.

III. Specific procedures and disclosures

We have also performed the other procedures required by law in accordance with professional standards applicable in France.

We have no matters to report regarding the fair presentation and consistency with the financial statements of the information given in the Board of Director's report and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

Pursuant to the French law, we have verified that the Board of Director's report contains the appropriate disclosure as to the acquisition of participating and controlling interest and as to the identity of shareholders (percentage of interest and voting rights).

Neuilly-sur-Seine and Paris-La Défense, February 23, 2005

The Statutory Auditors

DELOITTE & ASSOCIÉS

P. CHASTAING-DOBLIN

A. RAIMI

ERNST & YOUNG AUDIT

J.F. BÉLORGEY

D. MARY-DAUPHIN

4.2.2 Special report on the Statutory Auditors regarding the data used to calculate the remuneration of the redeemable shares

Year-ended December 31, 2004

This is a free translation into English of the original Statutory Auditors' report signed and issued in the French language and is provided solely for the convenience of English speaking readers.

In our capacity as Statutory Auditors of Renault, and in accordance with the requirements of Article L.228-37 of the French Company Law (Code de commerce), we hereby report to you regarding the data used to calculate the remuneration of the redeemable shares.

On February 23, 2005, we issued our Statutory Auditors' reports on the financial statements and consolidated financial statements for the year ended December 31, 2004.

The data used to calculate the remuneration of the redeemable shares has been determined by Renault management. Our responsibility is to consider whether the method is in conformity with the issuance agreement and whether the data used are consistent with the audited consolidated financial statements from which they are derived.

The data used which has been communicated to us are as follows:

The remuneration of the redeemable shares includes a variable portion which is calculated as follows:

$$\text{Variable portion of the previous coupon} \times \frac{\text{Consolidated revenues for the current financial year}}{\text{Recalculated consolidated revenues for the previous financial year applying Group structure and accounting methods for the current financial year}}$$

The ratio of revenues is rounded off to two decimal places.

Regarding the interest payment (coupons) which will be made on October 25, 2005, the data used to calculate this amount as communicated to us is as follows:

- variable portion of previous interest payment (coupon) (in euros): 9.55
- 2004 consolidated revenues (in millions of euros): 40,715
- recalculated 2003 consolidated revenues applying 2004 Group structure and accounting methods (in millions of euros): 37,564
- variable portion of the interest calculated in accordance with the paragraph 3 «Calculation method» of the «remuneration» article per the issuance agreement (in euros) : 10,3522
- variable portion of the interest payable as at October 25, 2005 (in euros): 10.36

We conducted our work in accordance with professional standards applicable in France. Those standards require that we consider whether the method is in conformity with the issuance agreement and whether the data used are consistent with the audited consolidated financial statements from which they are derived.

We have no matters to report with respect to the conformity and consistency of the data used to calculate the remuneration of the redeemable shares.

Neuilly-sur-Seine and Paris-La Défense, March 9, 2005

The Statutory Auditors

DELOITTE & ASSOCIÉS — ERNST & YOUNG AUDIT

P. CHASTAING-DOBLIN — A. RAIMI — J.F. BÉLORGEY — D. MARY-DAUPHIN

4.2.3

Special report of the Statutory Auditors on certain contractual agreements with certain related parties

Year-ended December 31,2004

This is a free translation into English of the original Statutory Auditors' report signed and issued in the French language and is provided solely for the convenience of English speaking readers. It should be understood that the agreements reported on are only those provided by the French Commercial Code and that the report does not apply to those related party transactions described in IAS 24 or other equivalent accounting standards.

In our capacity as Statutory Auditors of Renault, we hereby report to you on certain contractual agreements with certain related parties.

1. Pursuant to Article L.225-40 of the French Company Law (Code de commerce), we have been advised of agreements that were concluded during the year ended December 31, 2004, and approved beforehand by the Board of Directors.

We are not required to ascertain whether any contractual agreements exist but to inform you, on the basis of the information provided to us, of the terms and conditions of the agreements brought to our attention, without expressing an opinion on their usefulness or appropriateness. Pursuant to Article 92 of the French Decree of March 23, 1967, it is your responsibility to assess the benefits for the company of entering into these agreements with a view to their approval.

We conducted our work in accordance with professional standards generally applicable in France. Those standards require that we perform the necessary procedures to verify that the information provided to us is consistent with the documentation from which it has been extracted.

Authorization to enter into a settlement agreement between Renault and AB Volvo

Board members concerned: Mrs. L. Schweitzer and P. Faure

On October 26, 2004, your Board of Directors authorized the signature of a settlement agreement between your company and AB Volvo, thus putting an end to the court-ordered expert appraisals and arbitration initiated as a result of disputes concerning the implementation of the Business Combination Agreement signed in July 2000. This settlement agreement was entered into on October 26, 2004 and resulted in the indemnification of AB Volvo by your company for an amount of EUR 108,138,000.

Loan agreement between Renault and Cogera

On December 14, 2004, your Board of Directors authorized the signature of a loan agreement between your company and Cogera, a subsidiary of the RCI Banque Group (controlled by Renault s.a.s.), for the purpose of granting Cogera a loan for an amount of EUR 450,000,000, to be used by to refinance its banking activities in order to enable RCI Banque to reduce its « Major Risks » ratio as defined in Article 1.1 of regulation No. 93-05 of the *Comité de la réglementation bancaire et financière* (French Banking and Financial Regulations Committee), calculated on a consolidated basis.

2. We also hereby present to you our report on the contractual agreements referred to in Article L.225-42 of the French Company Law (Code de commerce).

Apart from informing you of the terms and conditions of such agreements, on the basis of the information provided to us, our assignment also consists in identifying the reasons for which the authorization procedure was not complied with.

The following agreements could not be approved by your Board of Directors as all Board Members were concerned and in such cases, French law forbids Board Members from voting in the authorization procedure in question.

Contracting-out agreement between Renault and Renault s.a.s.

Contracting-out agreements were entered into between your company and Renault s.a.s. within the scope of an operation to refinance loans granted under the 1% construction scheme (French social construction tax), in particular, for the purpose of strengthening the liquidity of these non-interest bearing loans and to freeze the cost of refinancing up to the maturity date in 2020 at current, exceptionally low interest rates. This agreement, which had no impact on the 2004 financial statements, was submitted at the Board Meeting held on September 14, 2004.

Neuilly-sur-Seine and Paris-La Défense, February 23, 2005

The Statutory Auditors

DELOITTE & ASSOCIÉS

P. CHASTAING-DOBLIN

A. RAIMI

ERNST & YOUNG AUDIT

J.F. BÉLORGEY

D. MARY-DAUPHIN

4.2.4 Renault S.A. parent company financial statements

INCOME STATEMENT (€ million)	2004	2003	2002
Operating income	5		
Operating expenses	(30)	(26)	(43)
Net operating expense	**(25)**	**(26)**	**(43)**
Investment income	545	465	411
Reversals of provisions	54		
Increase to provisions	(20)	(94)	(16)
Investment income and expenses	**579**	**371**	**395**
Foreign exchange gains	186	190	280
Reversals of provisions for foreign exchange risks			39
Foreign exchange losses	(35)	(41)	(45)
Foreign exchange gains and losses	**151**	**149**	**274**
Interest and equivalent income	5	21	23
Interest and equivalent expenses	(164)	(195)	(247)
Writte-offs and provisions		(1)	(1)
Reversals of provisions and transfers of charges	49	119	45
Net income on sales of marketable securities			2
Other financial income and expenses	**(110)**	**(56)**	**(178)**
Net financial income	**620**	**464**	**491**
Current income before tax	**595**	**438**	**448**
Exceptional income	0	381	2,771
Exceptional expenses	341	48	161
Net exceptional items (note 2)	**(341)**	**333**	**2,610**
Income tax (note 3)	(2)	0	53
NET INCOME	**252**	**771**	**3,111**

4.2.5 Balance sheet

ASSETS (€ million)	2004 Gross	2004 Deprec., amortiz. & provisions	2004 Net	2003 Net	2002 Net
Investments stated at equity (Note 4)	5,610		5,610	3,691	3,544
Investment in NISSAN MOTOR (Note 4)	6,413		6,413	6,413	6,413
Investments in other companies (Note 4)	67	13	54	0	85
Other investments	1	1			13
Advances to subsidiaries and affiliates (Note 5)	9,532	13	9,519	9,317	7,739
Loans	28		28	59	80
Financial assets	**21,651**	**27**	**21,624**	**19,480**	**17,874**
TOTAL FIXED ASSETS	21,651	27	21,624	19,480	17,874
Receivables	**33**		**33**	**99**	**18**
Marketable securities (Note 6)	**513**		**513**	**535**	**425**
Other assets	**47**		**47**	**19**	**51**
TOTAL ASSETS	22,244	27	22,217	20,133	18,368

SHAREHOLDERS' EQUITY AND LIABILITIES (€ million)	2004	2003	2002
Share capital	1,086	1,086	1,086
Share premium	4,423	4,423	4,423
Revaluation surplus	9	9	9
Equity valuation difference	1,949	246	487
Legal and tax basis reserves	108	108	92
Retained earnings	6,366	5,978	3,199
Net income	252	771	3,111
SHAREHOLDERS' EQUITY (NOTE 7)	14,193	12,621	12,407
Redeemable shares (note 8)	**129**	**324**	**324**
Provisions for risks and liabilities (note 9)	**213**	**170**	**397**
Bonds	4,380	4,249	3,310
Borrowings from credit institutions	527	325	343
Other loans and financial debts	2,359	1,960	1,413
Financial loans and borrowings (note 10)	**7,266**	**6,534**	**5,066**
Other liabilities	**76**	**109**	**48**
Deferred income	**340**	**375**	**126**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	22,217	20,133	18,368

4.2.6 Statement of changes in cash

(€ million)	2004	2003	2002
Cash flow	564	476	459
Change in working capital requirements	(18)	374	69
Cash flow from operating activities	**546**	**850**	**528**
Gains on disposal of fixed assets			166
Net decrease (increase) in other financial assets	(200)	(263)	(1,899)
Cash flow from investing activities	**(200)**	**(263)**	**(1,733)**
Decrease in redeemable shares following the repurchase offer	(545)		
Bond issues	407	1 427	1,008
Bond redemptions	(305)	(229)	(229)
Net increase (decrease) in interest-bearing borrowings	627	282	(1,759)
Net decrease (increase) in loans and marketable securities	(149)	(1,740)	345
Capital increase (cash)			2,167
Dividends paid to shareholders	(383)	(316)	(250)
Cash flow from financing activities	**(348)**	**(576)**	**1,282**
Cash and cash equivalents: opening balance	**(5)**	**(16)**	**(93)**
Increase (decrease) in cash and cash equivalents	(2)	11	77
Cash and cash equivalents: closing balance	**(7)**	**(5)**	**(16)**

4.2.7 Notes to the financial statements

Only the accounting policies of the Renault S.A. holding company are stated below. The other accounting polices are described in the consolidated financial statements.

4.2.7.1 Accounting policies

Renault S.A. draws up its accounts in accordance with French law and accounting regulations applicable at December 31, 2003. The annual financial statements are presented using French chart of accounts 99-03 of April 29, 1999, amended by CRC (*Comité de la Règlementation Comptable*) regulations.

The presentation of the provision for treasury shares representing the difference between the net book value of these shares and their exercise price was changed in 2003, in accordance with the position of the CNCC (*Compagnie Nationale des Commissaires aux Comptes*) published in its March 2003 bulletin (No. 129). This change in presentation has no material impact on the presentation of the balance sheet at 31.12.2002 and 31.12.2003.

The following methods were applied in valuing balance sheet and income statement items:

A - Investments

a) As allowed by CNC (*Conseil National de la Comptabilité*) avis n°34 (July 1988), as an alternative to the standard valuation method for investments carried in the balance sheet, Renault s.a.s. has opted to state investments in wholly controlled companies at equity:

– this is applied to all fully consolidated companies;

– the shareholders' equity of these companies is determined under the accounting policies applied in the consolidated financial statements; as this is a valuation method, intercompany eliminations are not taken into account;

– in valuing a subsidiary, its holdings in companies wholly controlled by the Group are valued in the same way;

– the change during the year in the overall percentage of shareholders' equity corresponding to these interests is not an income or loss item; it is entered under shareholders' equity as «equity valuation surplus». This amount cannot be distributed or used to offset losses. When it is negative, a provision for general depreciation is established as a charge against income.

b) Investments in companies not wholly controlled by Renault s.a.s. are valued at acquisition cost, less related expenses, or at their book value if this is lower. Provisions are established when the book value of the investments is lower than the gross value. The book value takes account of profitability and commercial prospects and the share of net assets.

B - Translation of foreign currency receivables and liabilities

Receivables and liabilities denominated in foreign currencies are translated as follows:

– all receivables and liabilities in foreign currencies are converted at the year-end exchange rate;

– exchange differences arising between the date of transactions and December 31 are recorded in Other assets and Deferred income (translation adjustment);

– a provision for risk equal to the unrealized exchange losses is established after:

- offsetting unrealized gains and losses on forward contracts with a similar term in the same currency,
- eliminating the effect of hedged transactions.

C - Derivative instruments

The differences resulting from variations in the value of financial instruments used in hedging operations are recorded in the income statement in the same way as the revenues and expenses relating to the hedged item.

The differences resulting from variations in the value of financial instruments used in operations that do not represent hedges realized on organized markets are recorded in the income statement.

Gains and losses generated by over-the-counter contracts which are not similar to market transactions are recorded upon completion. At year-end, a provision is established to cover unrealized losses.

D - Provisions for risks and liabilities

Provisions for risks and liabilities are determined in accordance with the *Comité de la Règlementation Comptable* (CRC) rule 00-06:

– a liability is a component of net assets with negative economic value for the entity, namely an obligation of the entity to a third party that is likely or certain to result in an expenditure of resources to the benefit of that third party, without any expected consideration of at least equivalent value. All such items are collectively designated as external liabilities. The obligation may be of a legal, statutory or contractual nature. It may also arise from the entity's past practices, its declared policy or sufficiently explicit public commitments creating a legitimate third-party expectation that the entity will undertake certain responsibilities;

– provisions for risks and liabilities are of an uncertain nature regarding amount and maturity, but are associated with an obligation that is probable or definite at year-end. A contingent liability is an obligation that is neither probable nor certain at the date the financial statements are established, or a probable obligation for which expenditure of resources is not probable. Provisions are not established for contingent liabilities, but an off-balance sheet commitment is reported where relevant.

4.2.7.2 Net exceptional items

The principal exceptional item was the €339 million expense generated by the repurchase of redeemable shares (see note 8).

4.2.7.3 Income tax

Renault S.A. decided not to renew its option for the French worldwide tax consolidation regime, allowing taxable income to be reported on a consolidated basis, as of January 1, 2004.

In application of this regime in 2003, Renault S.A. determined its taxable income on a basis that included the fiscal earnings of most of its French and foreign subsidiaries and affiliates, including Nissan and its main subsidiaries, calculated by French tax rules. Under certain conditions, the tax paid by these companies could be deducted from the resulting tax liability.

As Renault S.A. elected to determine French income taxes under the domestic tax consolidation regime when it was formed, this regime will continue to apply to the Group in which Renault S.A. is taxed in France as of January 1, 2004. French subsidiaries that are more than 95% owned by Renault S.A. pay their income taxes directly to Renault S.A. under this regime. Each entity included in the domestic tax consolidation records its theoretical taxes as if it was taxed separately. The tax saving generated by this system is treated as income for the company heading the Group of companies concerned.

In 2004, the net income tax for the tax consolidated group was €43 million; €98 million was received from subsidiaries and the tax payable to the State was €55 million. Renault S.A. also recorded a net allocation of €45 million to provisions for tax risks.

Details of the future tax position are as follows:

	2003		2004		Variations	
(€ million)	Assets (1)	Liabilities (2)	Assets (1)	Liabilities (2)	Assets	Liabilities
Temporarily nondeductible expenses						
- Provisions for risks and liabilities	23		3		(20)	
- Other	26		25		(1)	
Temporarily nontaxable income						
Expenses deducted (or taxable income) not yet recognized for accounting purposes	**129**		**116**	**25**	**(13)**	**25**
TOTAL	**178**		**144**	**25**	**(34)**	**25**

(1): i.e. future tax credit
(2): i.e. future tax charge

4.2.7.4 Investments

Changes in investments in 2004 were as follows:

(€ million)	At start of year	Acquisitions	Reversals of provisions	Change over the year	At year-end
Investments stated at equity	3,691	216		1,703	5,610
Investment in Nissan Motor Ltd	6,413				6,413
Other investments	67				67
Provisions on other investments	(67)		54		(13)
TOTAL	**10,104**	**216**	**54**	**1,703**	**12,077**

The subscription to Dacia's capital increase of January and May (€216 million) was the only new investment of 2004.

In view of Nissan Diesel's rising stock market price, the €54 million provision on these shares has been reversed.

The change during the year in the overall percentage of shareholders' equity corresponding to investments in wholly-controlled companies is included in shareholders' equity under "equity valuation difference" (€1 703 million for 2004), (see note 7).

4.2.7.5 Advances to subsidiaries and affiliates

Changes during the year were as follows:

(€ million)	At start of year	Increases	Decreases	At year-end
Capitalizable advances	5			5
Loans to subsidiaries and affiliates	9,317	1,605	1,395	9,527
Total gross value (1)	**9,322**	**1,605**	**1,395**	**9,532**
Provisions	(5)	(8)		(13)
NET TOTAL	**9,317**	**1,597**	**1,395**	**9,519**
(1) Due within one year	*9,034*	*1,504*	*1,306*	*9,232*
Due after one year	*288*	*101*	*89*	*300*

Advances to subsidiaries and affiliates include:

- €3,231 million in short-term investments with Group finance companies as part of the Group's cash management programme (€2,918 million in 2003);
- €1,370 million in short-term loans to Renault s.a.s. (€1,757 million in 2003);
- €4,926 million in loans to finance the partnerships that own some of the Group's industrial assets in France, and other Group subsidiaries (€4,642 million in 2003).

4.2.7.6 Marketable securities

Marketable securities include €513 million for Renault S.A.'s treasury shares (€535 million in 2003). The €22 million decrease results from options exercised to purchase 641,056 shares in 2004.

As of 2004, the options awarded are share subscription options rather than share purchase options.

4.2.7.7 Shareholders' equity

Changes in shareholders' equity were as follows:

(€ million)	Balance at start of year	Allocation of net income	Net result of the year	Other	Balance at year-end
Share capital	1,086				1,086
Share premium	4,423				4,423
Revaluation surplus	9				9
Equity valuation surplus	246			1,703	1,949
Legal and tax basis reserves	108				108
Retained earnings	5,978	388			6,366
Net income	771	(771)	252		252
TOTAL	**12,621**	**(383)**	**252**	**1,703**	**14,193**

At the General Shareholders' Meeting of April 30, 2004, it was decided to allocate the net income for 2003 as follows: €383 million (€1.40 per share) to distribution of dividends and the balance of €388 million to retained earnings.

Renault S.A.'s capital structure was as follows at December 31, 2004:

	Capital structure		Voting rights	
	Number of shares held	% of capital	Number of shares	%
French State	**44,585,950**	15.65%	**44,585,950**	19.28%
Employees	**9,513,524**	3.34%	**9,513,524**	4.11%
Treasury shares	**10,880,990**	3.82%		
Nissan	**42,740,568**	15.00%		
Other	**177,216,086**	62.19%	**177,216,086**	76.61%
TOTAL	**284,937,118**	**100%**	**231,315,560**	**100%**

The par value of a Renault S.A. share is €3.81.

4.2.7.8 Redeemable shares

These shares, issued in October 1983 and April 1984 by Renault S.A., can be redeemed with a premium on the sole initiative of Renault S.A.. They earn a minimum annual return of 9% comprising a fixed portion (6.75%) and a variable portion that depends on consolidated revenues and is calculated based on identical structure and methods.

In March and April 2004, Renault made a cash tender offer to buy back its redeemable shares at 450 euros per share, representing a 21% premium over market price.

60% were actually repurchased for a total of €545 million, generating a loss of €343 million (€339 million as an exceptional expense and €4 million in operating expenses).

797,659 redeemable shares remain on the market at December 31, 2004, with an average weighted cost of €158.93 each or a total of €129 million including accrued interest. These shares are listed on the Paris Bourse, and in 2004 traded at between €346 and €575 (trading hours price).

The 2004 return on redeemable shares, amounting to €24 million (€39 million in 2003), is included in financial expenses.

4.2.7.9 Provisions for risks and liabilities

Provisions for risks and liabilities break down as follows:

(€ million)	2003	Allocations	Reversals for application	2004
Provisions for tax risks and litigations	**103**	**68**	**(19)**	**152**
- Current (less than 1 year)		*4*		*4*
- Long-term (over 1 year)	*103*	*64*	*(19)*	*148*
Other provisions for risks and liabilities	**67**		**(6)**	**61**
- Current (less than 1 year)	*35*		*(2)*	*33*
- Long-term (over 1 year)	*32*		*(4)*	*28*
TOTAL	**170**	**68**	**(25)**	**213**

The principal change during the year concerned the net allocation to provisions for tax risks (€45 million).

In general, all known litigation in which Renault S.A. is involved is examined at year-end. After seeking the opinion of legal advisors, the provisions deemed necessary are, where appropriate to cover the estimated risk.

4.2.7.10 Bonds and other borrowings

A. Bonds

Bond issues are as follows:

(€ million)	Issue currency	2004	2003	2002
2004 issue at 0.98%	JPY	179	0	
2004 issue at 2.695%	EUR	50	0	
2004 issue at 2.595%	EUR	50	0	
2004 issue at 1.11%	JPY	7	0	
2004 issue at 0.67%	JPY	18	0	
2004 issue at 0.7375%	JPY	72	0	
2004 issue at 2.686%	EUR	10	0	
2004 issue at 2.764%	EUR	10	0	
2003 issue at 4.785%	EUR	20	20	
2003 issue at 1.23%	JPY	215	222	
2003 issue at 4.41%	EUR	10	10	
2003 issue at 5.4025%	EUR	41	41	
2003 issue at 4.25375% on tranche A (€65 million) and 4.2675% on tranche B (€35 million)	EUR	100	100	
2003 issue at 0.7150%	EUR	78	81	
2003 issue at 0.8105%	JPY	50	52	
2003 issue at 1.2360%	EUR	717	741	
2003 issue at 0.70%	JPY	36	37	
2003 issue at 0.75%	JPY	36	37	
2003 issue at 0.70%	JPY	50	52	
2003 issue at 1.013%	JPY	7	7	
2002 issue at 0.8675%	JPY	7	7	8
2002 issue at 4.364% on 1st tranche (€500 million) and 4.4955% on 2nd tranche (€500 million)	EUR	1,000	0	
2002 issue at 1.86%	EUR	0	871	946
2001 issue at 1.29%	JPY	358	370	402
2000 issue at 2.7276%	EUR	443	458	500
1999 issue at 1.795%	EUR	446	461	500
1998 issue at 3 -month Pibor- 0.17%	FRF	76	76	76
1996 issue at 2.9111%	FRF	282	292	305
1994 issue at 3.8267%	FRF	0	292	305
1993 issue at 7.50%	FRF			229
Accrued interest		12	22	39
TOTAL		**4,380**	**4,249**	**3,310**

The rates shown in the table below are after the effect of currency or interest rate swaps for hedging.

The principal bond issues converted into yen by means of a currency swap are as follows:

- July 21, 1999 issue of 7-year bonds totalling €500 million at 5.1250%. A currency swap was undertaken to convert this issue into yen (62.2 billion yen) with a rate of 1.795%;
- October 19, 2000 issue of 7-year bonds totalling €500 million at 6.3750%. A currency swap was undertaken on January 21, 2003 to convert this issue into yen (61.8 billion yen) with a rate of 2.7276%;
- December 20, 1996 issue of 9-year bonds totalling €305 million at 5.80%. A currency swap was undertaken on April 17, 2003 to convert this issue into yen (39.5 billion yen) with a rate of 2.9111%;
- May 28, 2003 issue of 7-year bonds totalling €750 million at 4.625%. A currency swap converted this issue into yen (100.1 billion yen) with a rate of 1.236%;
- Redemption of the 10-year bonds totalling €305 million issued on March 2, 1994 issue at 6.25%. A currency swap was undertaken on April 17, 2003 to convert this issue into yen (39.4 billion yen) with a rate of 3.8267%.

The principal non-swapped bond issues are as follows:

- December 2, 2003 issue of a second 5-year bond on the Japanese domestic market, totalling 30 billion yen at 1.23%;
- April 26, 2004 issue of 3-year bonds totalling 2.5 billion yen at the fixed rate of 0.67%;
- April 27, 2004 issue of 5-year bonds totalling 1 billion yen at the fixed rate of 1.11%;
- April 27, 2004 issue of 5-year bonds totalling €50 million at the variable rate of 2.595%;
- June 17, 2004 issue of 7-year bonds totalling €50 million at the variable rate of 2.695%;
- December 15, 2004 issue on the Japanese domestic market of a second 5-year bond totalling 25 billion yen at the fixed rate of 0.98%.

The principal bond issues hedged by an interest rate swap are as follows:

- A 5-year bond issue on February 26, 2004 totalling €10 million, at the variable rate of 3.056%, converted by means of a swap to the variable rate of 2.764%;
- A 5-year bond issue on April 14, 2004 totalling €10 million, at the variable rate of 2.946%, converted by means of a swap to the variable rate of 2.686%;
- A 3-year bond issue on April 23, 2004 totalling 10 billion yen, at the variable rate of 0.3325%, converted by means of a swap to the fixed rate of 0.7375%;
- The cross-currency swap undertaken to hedge Renault S.A.'s June 26, 2002 €1 billion bond issue at 6.125% was terminated on June 17 and 18, 2004, and replaced by an interest rate swap resulting in a variable rate of 4.364% and 4.4955% respectively for each tranche of €500 million.

Bonds mature as follows:

(€ million)	2004	2003	2002
Within 1 year	378	313	268
Between 1 and 5 years	3,174	2,263	2,096
After 5 years	828	1,673	946
TOTAL	**4,380**	**4,249**	**3,310**

B. Borrowings from credit institutions

Borrowings from credit institution stand at €527 million (€325 million in 2003), and are mainly contracted on the market.

The €202 million change is due to three new loans from credit institutions:

- a 5-year loan of 80 million Australian dollars contracted on February 26, 2004 at the rate of 5.8117%, converted by means of a currency swap to €48.1 million at 2.744%;
- a 5½-year loan of €50 million contracted on April 19, 2004;
- a 15-year loan of €112.4 million from Calyon contracted on October 7, 2004 at the rate of 6-month Euribor +0.67%. An interest rate swap was undertaken to convert this to a fixed-rate loan at 0.13% for the purposes of the 1% housing loan financing operation.

These borrowings mature as follows:

(€ million)	2004	2003	2002
Within 1 year	15	9	19
Between 1 and 5 years	443	316	162
After 5 years	69		162
TOTAL	**527**	**325**	**343**

Borrowings from credit institutions due after one year include short-term drawings on long-term credit lines (due after one year). They bear interest at market rates.

C. Other loans and financial debts

Other loans and debts mature as follows:

(€ million)	2004	2003	2002
Within 1 year	2,159	1,760	1,413
After 1 year	200	200	
TOTAL	**2,359**	**1,960**	**1,413**

Other loans and financial debts include €200 million in treasury bills from various banks.

The balance (€2,159 million) is made up of borrowings from group subsidiaries with surplus cash.

4.2.7.11 Financial instruments

A - Management of exchange and interest rate risk

The corresponding commitments, expressed in terms of notional amount where appropriate, are shown below:

At december 31	2004	2003	2002
€ million			
Foreign exchange risks:			
Currency swaps			
Purchases	2,348	3,607	2,000
with Renault Finance	*1,098*	*1,357*	*500*
Sales	2,163	3,349	1,943
with Renault Finance	*1,000*	*1,276*	*500*
Other forward exchange contracts and options			
Purchases	146	94	3,466
with Renault Finance	*146*	*94*	*3,466*
Sales	147	94	3,394
with Renault Finance	*147*	*94*	*3,394*
Interest rate risks:			
Interest rate swaps	**1,729**	**527**	**239**
with Renault Finance	*1,337*	*248*	*0*

At December 31, 2004, the transactions undertaken by Renault S.A. to manage its foreign exchange risk were mainly currency swaps and forward sales of yen for total nominal value of €2,112 million (295 billion yen), as a partial hedge of Renault's net investment in Nissan.

B – Fair value of financial instruments

The carrying amounts on the balance sheet and the estimated fair values of Renault S.A.'s financial instruments are as follows:

At december 31	2004		2003		2002	
€ million	**Book value**	**Fair value**	**Book value**	**Fair value**	**Book value**	**Fair value**
ASSETS						
Marketable securities [1]	513	670	535	630	425	460
Investment loans	9,529	9,529	9,279	9,279	7,714	7,714
LIABILITIES						
Redeemable shares	129	448	324	694	324	537
Bonds	4,380	4,540	4,249	4,237	3,310	3,577
Other interest-bearing borrowings	2,886	2,912	2,285	2,308	1,756	1,756

(1) Renault S.A.'s treasury shares.

C – Estimated fair value of off-balance sheet financial instruments

At december 31	2004		2003		2002	
€ million	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Forward exchange contracts	146	147	94	94	3,406	3,380
with Renault Finance	*146*	*147*	*94*	*94*	*3,406*	*3,380*
Currency swaps	2,534	2,349	3,629	3,218	1,756	1,618
with Renault Finance	*1,181*	*1,148*	*1,145*	*1,056*	*0*	*0*
Interest rate swaps	100	18	28	9	80	8
with Renault Finance	*51*	*4*	*19*	*2*	*19*	*0*

Assumptions and methods adopted are the ones described in the consolidated financial statements.

Other information – subsidiaries and affiliates

Company (€ million)	Share capital	Reserves and retained earnings	% of capital held	Book value of shares owned
INVESTMENTS				
Renault s.a.s.	534	1,637	100.00	5,153
Dacia	658	(225)	99.43	445
Nissan Motor Co Ltd (1)	4,416	8,355	44.37	6,413
Sofasa	1	43	23.71	12
Other investments				67
Total investments				**12,090**

(1) based on the financial statements published by Nissan Motor Co Ltd at September 30, 2004.
(exchange rate : 137.17 yen = 1 euro)

Other information – subsidiaries and affiliates (continued) (€ million)

Company	Outstanding loans and advances from Renault S.A.	Sales revenues, prior year	Net profit (loss), prior year	Dividends received by Renault S.A. in 2004
EQUITY ACCOUNTED INVESTMENTS				
Renault s.a.s.	1,370	34,608	1,417	
Dacia		679	(60)	
Nissan Motor Co Ltd		57,453	3,680	345
Sofasa		395	12	

Acquisition and disposal of investments in other companies

The only operation of the year was the subscription to 8,753,171,785 shares in Dacia's capital increase.

Five-year financial highlights

(€ million)	2000	2001	2001 PRO FORMA(3)	2002	2003	2004
Year-end financial position						
Share capital	914	923	923	1,086	1,086	1,086
Number of shares and investment certificates outstanding	239,798,567	242,196,550	242,196,550	284,937,118	284,937,118	284,937,118
Overall income from operations						
Revenues net of taxes	30,870	32,443				
Income before tax, amortization, depreciation and provisions(1)	2,177	1,425	84	3,005	446	213
Income tax	117	107	107	53	0	(2)
Income after tax, amortization, depreciation and provisions	1,454	554	170	3,111	771	252
Dividends paid	213	250		316	383	
Earnings per share in Euros						
Earnings before tax, amortization, depreciation and provisions(1)	9.08	5.88	0.35	10.55	1.57	0.75
Earnings after tax, amortization, depreciation and provisions	6.06	2.29	0.70	10.92	2.71	0.88
Net dividend per share	0.91	0.92		1.15	1.40	
Personnel						
Number of employees(2)	45,942	47,515				
Payroll	1,635	1,677				
Benefit contributions (social security, benefit plans, etc.)	705	631				

(1) Provisions are those recorded during the year, less reversals and applications.
(2) At 31 december.
(3) 2001 Pro Forma figures indicate Renault S.A.'s hypothecal results if the partial business transfers had taken place at January 1,2001.

5 Main subsidiaries and organization chart

RENAULT S.A.S.

13-15 Quai Le Gallo

92512 Boulogne-Billancourt Cedex, France

Wholly-owned subsidiary of Renault S.A.

Business: Design, manufacture, sale, repair, maintenance and leasing of motor vehicles (commercial, light commercial and passenger vehicles, tractors, farm machinery and construction equipment) as well as the design and production of spare parts and accessories used in connection with the manufacture and operation of vehicles. Also, all types of services relative to such activities and, more generally, all industrial, commercial, financial, investment and real-estate transactions relating directly or indirectly, in whole or in part, to any of the above purposes (see Article 3 of the articles of incorporation).

2004 revenues: €34,608 million

Workforce at December 31, 2004: 49,306

RENAULT ESPANA

Carretera de Madrid, km 185

47001 Valladolid, Spain

99.72% owned by Renault s.a.s.

Business: Manufacture and marketing, via its sales subsidiary Recsa, of Renault passenger cars and light commercial vehicles in Spain.

Plants in Valladolid, Palencia and Seville.

2004 revenues: €8,533 million (data sourced from local consolidation)

Workforce at December 31, 2004: 14,099 (data sourced from local consolidation)

RENAULT FRANCE AUTOMOBILES

117-199 Avenue Victor Hugo

92100 Boulogne-Billancourt, France

Wholly owned by Renault s.a.s.

Business: Trade, repair, maintenance and leasing of passenger cars and light commercial vehicles.

64 branches in France.

2004 revenues: €4,540 million (consolidated data, contribution to group)

Workforce at December 31, 2004: 9,776

RENAULT ARGENTINA

Fray Justo Santa Maria de Oro 1744

1414 Buenos Aires, Argentina

66.64% owned by Renault s.a.s.

Business: Manufacture and marketing of Renault vehicles.

Plant in Cordoba.

2004 revenues: ARS 1,277 million (data sourced from local consolidation)

Workforce at December 31, 2004: 2,267

RENAULT DO BRASIL

Avenida Renault

1300 Borda do Campo

Sao Jose dos Pinhais, Estado do Parana, Brazil

77.3% owned by Renault s.a.s.

Business: Manufacture and marketing of vehicles and automobile equipment.

Plant in Curitiba.

2004 revenues: BRL 2,257 million (local data)

Workforce at December 31, 2004: 2,604

OYAK-RENAULT OTOMOBIL FABRIKALARI

Barbaros Plaza C blok No 145 K/6

80700 Dikilitas Besiktas, Istanbul, Turkey

51% owned by Renault s.a.s.

Business: Assembly and manufacture of Renault vehicles.

Plant in Bursa.

2004 revenues: TRL 3,316,023 billion

Workforce at December 31, 2004: 4,339

◇ *Global Reporting Initiative (GRI) Directives.*

SNR ROULEMENTS

1 Rue des Usines

74010 Annecy, France

Wholly owned by Renault.

Business: Manufacture and marketing of bearings.

Four plants in the Annecy area, one plant in Alès.

2004 revenues: €464 million (consolidated data, contribution to group)

Workforce at December 31, 2004: 3,278

DACIA

Calea Floreasca, Nr. 133-137, Sector 1

Bucharest, Romania

99.31% owned by Renault S.A.

Business: Manufacture and marketing of motor vehicles.

Plant in Pitesti.

2004 revenues: ROL 23,125 billion (consolidated data, contribution to group)

Workforce at December 31, 2004: 11,352

RENAULT SAMSUNG MOTOR

17th Floor, HSBC Building

25 Bongrae-Dong 1-Ga, Jung-Gu

Seoul 100-161, Korea

70.10% owned by Renault.

Business: Manufacture and marketing of motor vehicles.

Plant in Busan.

2004 revenues: €1,348 million (consolidated data, contribution to group)

Workforce at December 31, 2004: 5,480

REVOZ

Belokranjska Cesta 4

8000 Novo Mesto, Slovenia

100% owned by Renault s.a.s.

Business: Vehicle manufacture

Plant in Novo Mesto.

2004 revenues: SIT 210,102 million

Workforce at December 31, 2004: 2,586

SOCIÉTÉ FINANCIÈRE ET FONCIÈRE

27-33 Quai Le Gallo

92109 Boulogne-Billancourt Cedex, France

Wholly owned by Renault. s.a.s.

Business: Centralized cash management for the Renault group.

Total assets (parent company) at December 31, 2004: €342 million

Workforce at December 31, 2004: 32

RENAULT FINANCE

48 Avenue de Rhodanie

Case Postale 1002 Lausanne, Switzerland

Wholly owned by Renault Holding (a wholly-owned subsidiary of Renault s.a.s.)

Business: Capital market transactions (foreign exchange, interest rates, hedging of industrial metals transactions) for Renault and its industrial and commercial subsidiaries; interbank dealing for own account.

Total assets (parent company) at December 31, 2004: €4,529 million

Workforce at December 31, 2004: 27

RCI BANQUE

14 Avenue du Pavé Neuf

93168 Noisy-le-Grand Cedex, France

Wholly owned by Renault s.a.s.

Business: Holding company for the sales financing and customer services entities of Renault and Nissan. Inventory financing (vehicles and spare parts) for Renault and Nissan Europe

Net financings in 2004: €10.6 billion

Total assets (parent company) at December 31, 2004: €24.2 billion

Workforce at December 31, 2004: 3,189

Renault group : main consolidated compagnies on december 31, 2004


RENAULT S.A.
RENAULT-NISSAN B.V.
RENAULT-NISSAN PURCHASING ORGANIZATION (RNPO)
RENAULT-NISSAN INFORMATION SERVICES (RNIS)
NISSAN MOTOR
NISSAN FINANCE CO LTD
Dacia* (Roumania)
Revoz (Slovenia)
RENAULT s.a.s
AUTOMOBILE DIVISION
Renault Algérie
Avtoframos (Russia)
AFM Industries (Russia)
Volvo (1)
Renault Maroc
Sofasa (Colombia)
SOFAVEN (Colombia)
FRANCE
RDIC
PEUGEOT
Française de Mécanique
GIE TA 96
Société de Transmission Automatiques
Sirha
Alpine
Sodicam 2
Renault Flins
Renault Le Mans
Renault Cléon
Renault Sandouville
Renault Douai
Technologie et Exploitation Informatique
RDIC
ACI Le Mans
Fonderie Le Mans
RFA Simcra
Renault France Automobiles*
Carlife*
Sofrastock
Renault Group BV (Netherlands)
ACI Villeurbanne
Arkaneo
Maubeuge Construction Automobile
Groupe SNR
ACI Romania
ETG
Sovab
I-DVU
Alpine
EUROPE
Renault Hungaria
Renault-Nissan Osterreich* (Austria)
Renault Belgique* Luxembourg
Renault Industrie Belgique
Renault Italia*
Renault Croatia
Renault-Nissan Romania
Negocios de Automacion S.A.
Meconsa (Spain)
Renault Espana S.A.*
Renault-Nissan Deustche Ag* (Germany)
Renault-Nissan Nederland*
Renault UK (United Kingdom)
Renault-Nissan Switzerland
Renault Slovenia
Cacia
Renault Portuguesa
Recsa*
Renault Group BV (Netherlands)
RDIC (France)
Grigny UK Ltd (United Kingdom)
Renault F1 Team Ltd (United Kingdom)
Renault Retail Group (United Kingdom)
Renault Holding Switzerland
Renault Polska
Renault Ceska Republica
Renault Slovensko (Slovakia)
LATIN AMERICA
Renault do Brasil Com. E. Particip.Ltda
Renault do Brasil S.A.
Cofal (Luxembourg)
Renault Group Argentina
Renault Mexico
RDIC (France)
Renault Corporativo (Mexico)
AFRICA/ASIA
Renault Samsung Motors (South Korea)
Mais (Turkey)
OYAK Renault (Turkey)


AUTOMOBILE DIVISION (Cont.)
REAL ESTATE AND IT FINANCING FOR THE RENAULT GROUP
CASH MANAGEMENT AND REFINANCING FOR THE RENAULT GROUP
Siam
100%
Renault Holding (Switzerland)
100%
100%
Renault Finance (Switzerland)
Immobilière d'Epone
55%
Sicofram
100%
100%
SFF
SALES FINANCING DIVISION
100%
RCI Banque S.A.
FRANCE
5%
Sygma Finance S.N.C.
100%
50%
Diac S.A.
94.80%
Cogera S.A.
99.73%
100%
100%
100%
Reca S.A.
Sigma Services S.A.
Sogesma S.A.R.L.
Diac Location S.A.
EUROPE
RCI Versicherungs Service GmbH (Germany)
100%
Renault Acceptance GmbH (Germany)
100%
Renault Autofin S.A. (Belgium)
100%
50%
Renault Crédit Car (Belgium)
Renault Financial Services BV (Netherlands)
100%
Renault Service S.A. (Belgium)
0.05%
99.95%
RCI Leasing GmbH Co OHG (Germany)
99.86%
RCI Finanzholding GmbH (Germany)
100%
RCI Finance S.A. (Switzerland)
100%
RCI Financial Services S.A. (Belgium)
100%
RCI Gest Leasing S.A. (Portugal)
100%
RCI Gest S.G.P.S. S.A. (Portugal)
100%
RCI Gest S.C.A. S.A. (Portugal)
100%
Renault Credit Polska Sp. z.o.o. (Poland)
100%
RCI Gest Seguros L.D.A. (Portugal)
10%
90%
RNC S.p.A. (Italy)
100%
49%
Overlease S.r.l. (Italy)
Accordia España S.A. (Spain)
100%
Renault Financiaciones S.A. (Spain)
100%
Nissan Finance (GB) Ltd (United Kingdom)
100%
100%
Refactor S.r.l. (Italy)
Overlease S.A. (Spain)
100%
RCI Bank AG (Austria)
100%
Renault Acceptance Ltd (United Kingdom)
100%
50%
RFS Ltd (United Kingdom)
Artida S.A. (Spain)
100%
RCI Leasing Romania
50%
RCI Finantare Romania
100%
LATIN AMERICA
Corretora de Seguros Renault do Brasil S.A. (Brasil)
99%
1%
Consorcio Renault Do Brasil S/C Ltda (Brasil)
99%
60%
Companhia de Arrendamento Mercantil Renault do Brasil (Brasil)
Companhia de Credito Financiamento e Investimento Renault do Brasil
60%
Rombo Compania Financiera S.A. (Argentina)
60%
15%
Nissan Renault wholesale Mexico
Fully consolidated companies
Companies accounted for under the equity method
Companies consolidated on proportionate basis
Non-consolidated companies

** and subsidiaries*

(1) Renault owns 20% of AB Volvo's equity. After taking into account Volvo's treasury stock, Renault's stake in Volvo is 21.53%.

◇ **Global Reporting Initiative (GRI) Directives.**

6 Legal information about Renault

6.1.1 General presentation

Business name and registered office

Business name: Renault ◊

Registered office: 13-15 Quai le Gallo, 92100 Boulogne-Billancourt – France

Legal form ◊

Organized as a *société anonyme* (public limited company) under French law, Renault is governed by the provisions of Book II of the Commercial Code on commercial undertakings, and the provisions of the Employee Profit Sharing Act No.94-640 of July 25, 1994.

Date of formation and duration of the company

The company was formed on January 16, 1945 and will cease to exist on December 31, 2088 except in the case of early termination or renewal.

Purpose

The company's corporate purpose is the design, manufacture, trade, repair, maintenance and leasing of motor vehicles (commercial, light commercial and passenger vehicles, tractors, farm machinery and construction equipment) as well as the design and manufacture of spare parts and accessories used in connection with the manufacture and operation of vehicles. It also encompasses all types of services relative to such operations and, more generally, all industrial, commercial, financial investment and real estate transactions relating directly or indirectly, in whole or in part, to any of the above purposes (see Article 3 of the articles of incorporation).

Company registration number

Renault is registered with the Registrar of Companies in Nanterre under the number 441 639 465 (APE code 341 Z; Siret code: 441.639.465.03591).

Access to legal documents

Legal documents such as the articles of incorporation, minutes of Annual General Meetings, auditors' reports and all other documents made available to shareholders in accordance with law are available at the company's head office.

Fiscal year ◊

The company's fiscal year runs for 12 months from January 1 to December 31.

6.1.2 Special provisions of the articles of incorporation

Appropriation of net income

Net income is appropriated in compliance with existing legislation.

Distributable income consists of the current year's income, less previous losses and amounts transferred to the legal reserves, plus retained earnings brought forward from previous years. Upon recommendation by the Board of Directors, the General Meeting may then determine portions of this income to be allocated to optional ordinary and special reserves or to be carried over. The balance, if any, is divided among the shares in proportion to their paid-up and unamortized value.

In accordance with legal provisions, the General Meeting has the authority to offer shareholders the option of receiving all or part of the dividend payout in cash or in shares. Requests for the payment of scrip dividends must be submitted within the time period established by the General Meeting, without exceeding three months from the date of the Meeting. The Board of Directors may choose to suspend this period for up to three months if the share capital is increased.

General Meetings of Shareholders

General Meetings are convened in accordance with legal and regulatory provisions. All shareholders are entitled to attend. Owners of bearer shares or shares registered in an account not held by the company who wish to attend or be represented at General Meetings must submit a certificate drawn up by the intermediary who holds their account, attesting that their shares are not available in the period up to the date of the meeting. Such certificate shall be submitted at the place indicated in the meeting notice, at least five days before the date set for the General Meeting. Owners of shares registered in an account held by the company who wish to attend or be represented at General Meetings must have their shares registered on their behalf in the company register at least five days before the date set for the General Meeting. The Board of Directors is authorized to reduce the time period specified above.

Shares and voting rights

Shares are registered in an account according to the provisions and terms established by law. Fully paid-up shares are in either registered or bearer form, at the discretion of their owner, subject to legislation in force and the articles of incorporation. However, shares that are not fully paid-up must be in registered form.

Shares entitle the holder to vote.

Identifiable bearer shares

The company is authorized to make use of the appropriate legal provisions for identifying shareholders having immediate or future voting rights in its own shareholders' meetings.

Shareholding disclosures

In addition to the legal requirement that shareholders inform the company if they hold certain percentages of its share capital, every shareholder or fund management company holding a number of shares equal to or greater than 0.5% of the share capital, or a multiple of this percentage less than or equal to 5%[1] of the share capital, is required to inform the company of the number of shares held. Such information shall be notified by registered letter with return-receipt within five trading days of the registration of the shares that caused this threshold to be breached. In excess of 5%, the aforementioned disclosure requirement applies to 1% fractions of the share capital or voting rights. For the purposes of determining the thresholds described above, indirectly held shares or equity equivalents held as defined by the provisions of Article L.233-7 of the Commercial Code will also be taken into account. The declarer must certify that the said declaration includes all shares held or owned within the meaning of the preceding paragraph, and must indicate the acquisition date(s). The disclosure requirement applies in the same manner if the holding falls below any of the aforementioned thresholds, 0.5% or 1% as applicable.

If the conditions described above are not respected, any shares exceeding the fraction that should have been declared are stripped of voting rights for all shareholders' meetings for a period of two years after the required declarations are made, insofar as this is requested at the meeting by one or more shareholders who together hold at least 1% of share capital.

(1) A resolution submitted to the Annual General Meeting of Shareholders on April 29, 2005 proposes to raise the disclosure threshold to 2%.

6.2.1 Change in share capital

The Extraordinary General Meeting may, as specified by law, increase or reduce the share capital and authorize the Board of Directors to carry out such transactions, with the possibility of delegating them to the Chairman of the Board.

The most recent changes in the share capital occurred in 2002. For the second stage of the Alliance, the Extraordinary General Meeting of March 28, 2002 endorsed a capital increase reserved for Nissan Finance Co., Ltd.[1]. This took place in two stages:

- march 29, 2002 on the decision of the Board of Directors meeting of March 28, 2002;
- may 28, 2002 on the decision of the Board of Directors meeting of May 24, 2002.

6.2.2 Share capital ◇

At December 31, 2004 the share capital of Renault S.A. amounted to €1,085,610,419.58 (one billion eighty-five million six hundred and ten thousand, four hundred and nineteen euro and fifty-eight cents) consisting of 284,937,118 shares with a par value of €3.81. The shares are fully subscribed and paid in.

6.2.3 Changes in capital ownership over five years

	Transaction	Resulting capital		
		€	No. of	shares
01/2001	Conversion of share capital to euro	€913,632,540.27	239,798,567	par shares, €3.81
12/2001	Capital increase reserved for employees: 2,397,983 shares issued at €3.81	€922,768,855.50	242,196,550	par shares, €3.81
03/2002	Capital increase reserved for Nissan Finance Co., Ltd.: 37,799,462 shares issued at €50.39 (nominal value: €3.81)	€1,066,784,805.72	279,996,012	par shares, €3.81
05/2002	Capital increase reserved for Nissan Finance Co., Ltd.: 4,941,106 shares issued at €52.91 (nominal value: €3.81)	€1,085,610,419.58	284,937,118	par shares, €3.81

Note: There were no changes in share capital in 1999, 2000, 2003 or 2004.

(1) The arrangements are described in a prospectus registered with the then regulator, Commission des Opérations de Bourse (COB), on March 26, 2002 under no. 02-275. The prospectus can be downloaded from the Analysts & Shareholders section of Renault's website and from the website of the new French securities regulator, the Autorité des Marchés Financiers (AMF) at www.amf-france.org.

6.2.4 Stock option plan for subscription to or acquisition of Renault shares

The twenty-sixth resolution of the Mixed General Meeting of April 29, 2003 authorized the Board of Directors to grant, on one or more occasions, in favor of certain employees in the Company and in the companies and groupings which are bound to it under those conditions referred to in Article L.225-180 of the Commercial Code, stock options providing entitlement to the subscription of new shares of the Company issued by way of a capital increase, or the purchase of shares in the Company as acquired by the Company itself under statutory and regulatory conditions.

The total number of stock options which may be granted in this way may not provide entitlement to the acquisition of a number of shares which is greater than 2% of the amount of the shares making up the registered capital on the date thereof.

This authorization is valid until June 29, 2006.

6.2.5 Capital increase reserved for employees[1]

Pursuant to Articles L.443-1 *et seq* of the Labor Code and Article L.225-138-IV of the Commercial Code, the twenty-seventh resolution of the Extraordinary General Meeting of April 29, 2003 delegated to the Board of Directors the powers needed to increase the share capital by no more than 4%, on one or more occasions, by issuing shares reserved for employees, subject to certain conditions. The Board of Directors did not use these powers in 2004.

6.2.6 Capital increase by issuance of securities[1]

The Mixed General Meeting of April 29, 2003 adopted several resolutions empowering the Board of Directors, should the need arise, to proceed with the issuance of shares or other equity securities, with or without pre-emptive rights.

(1) A similar resolution will be submitted to the General Meeting of Shareholders on April 29, 2005. In compliance with legal requirements, resolutions of this nature must be submitted to a shareholder meeting if they involve an increase in the share capital. This authorization will be valid until April 29, 2007.

7 Mixed General Meeting of April 29, 2005 draft resolutions

Twenty resolutions are being submitted to the Mixed General Meeting which will be convened on 29 April 2005.

The Board first of all proposes the adoption of eleven resolutions by the Ordinary General Meeting:

7.1.1 Approval of the annual accounts and appropriation of the results

The **first two resolutions** deal with the approval of the consolidated accounts and Renault's annual accounts for the 2004 financial year. The presented accounts have been drawn up in accordance with regulations in force, according to the same accounting methods and references as in 2003. As of 1 January 2005, the accounts for the 2005 financial year will be drawn up under the IAS/IFRS accounting standards, which will be the standard for all European listed companies. In this respect, in accordance with the recommendations of the *Autorité des marchés financiers* [French financial markets authority] and in order to provide a basis for later comparison, on 25 February 2005 Renault published the impacts of the application of the transition to IAS/IFRS standards on the consolidated accounts for FY 2004.

The **third resolution** deals with the appropriation of the company's results for the 2004 financial year and the payment of dividends. Renault's profits, i.e. 251,877,027.36 euros, together with the carry-forward account amounting to 6,365,889,800.58 euros, gives a distributable total of 6,617,766,827.94 euros. The dividend to be paid to shareholders will amount to 512,886,812.40 euros corresponding to a global distribution of 1.80 euros per share, providing entitlement to a 50% tax deduction for shareholders who are natural persons and liable for income tax in France. It will be payable, in cash only, as of 13 May 2005.

The dividend distributed to shareholders is up by more than 28.6%, following successive increases of 25% and 21.7% in 2002 (1.15 euros per share) and 2003 (1.40 euros per share).

This dividend complies with Renault's global policy of smoothing dividend increases over time. This corresponds to our desire to promote the value of Renault shares and holders' appreciation of them.

7.1.2 Agreements referred to in article L.225-38 of the commercial code

In the context of the day-to-day operation of a company, and especially where the company is the essential element in a group of companies, agreements may arise directly or indirectly between it and another company having the same senior executives or directors, or between the company and its executives or directors, or between it and a shareholder holding more than 10% of its share capital.

The **fourth resolution** therefore proposes that the General Meeting approve these agreements, termed "regulated agreements" or "regulated conventions", following the reading of the special report of the Statutory Auditors in accordance with Article L 225-38 of the Commercial Code. It is recalled that these agreements are subject to the prior authorisation of the Board of Directors. You will find a list of the agreements which were authorised over the 2004 financial year in the Statutory Auditors' special report.

7.1.3 Renewal of the terms of office of three Directors

The **fifth, sixth and seventh resolutions** ask you to renew the appointments of Mrs Dominique de La GARANDERIE, Mr Itaru KOEDA and Mr Louis SCHWEITZER as directors. Their terms of office will thus be renewed for a period of four years and will come to an end at the close of the General Meeting which votes on the accounts of the financial year ending on 31 December 2008.

Mrs Dominique de La GARANDERIE, 61 years old, is a Barrister with the law firm Cabinet Ginestié and is a member of the Accounts and Audit Committee.

Mr Itaru KOEDA, 63 years old, is Co-Chairman of the Board of Directors and Executive Vice-President of Nissan Motor Co., Ltd.

Mr Louis SCHWEITZER, 62 years old, is Renault's Chairman and Chief Executive Officer.

Additional information about the positions held by the Directors is presented in Chapter 2, Part 1.1.

7.1.4 Release of a Director from liability arising in the performance of his duties

In the **eighth resolution**, you are asked to grant full and final release of liability arising in the performance of management tasks by Mr Pierre ALANCHE, whose term of office came to an end during the financial year ended 31 December 2004.

7.1.5 Statutory Auditors report on redeemable shares

The **ninth resolution** proposes that the General Meeting take formal note of the Statutory Auditors' report on elements used to determine the remuneration of redeemable shares, including in particular its variable part tied to the development of Renault's consolidated turnover in 2004 as determined by constant methods with reference to a constant structure.

7.1.6 Authorisation for the Board to purchase the Company's own shares

Over 2004, your Company did not acquire any of its own shares pursuant to the authorisation granted by the General Meeting of 30 April 2004. At 31 December 2004 there were 10,880,990 shares held in portfolio; this corresponds to a 3.8% holding in the company's own share capital.

In the **tenth resolution**, we propose that you authorise the Board of Directors to put a programme into place for the acquisition of the company's own shares under those conditions laid down by law. This authorisation is given for a maximum period of eighteen months as of this General Meeting, and will substitute itself for the authorisation given at the last General Meeting.

This resolution, very similar to the one adopted last year, has however been reviewed in accordance with the European Regulation and the *Autorité des marchés financiers* [French financial markets authority] Regulations which frame the permissible aims of buy-back programmes while bestowing them with a presumption which is harder to challenge.

It is specified that the company cannot hold more than 10% of its own share capital and the maximum amount of funds it can invest in its own shares is 2,421,965,435 euros.

Purchases and sales may be made by any means, including by blocks of shares or the use of financial derivatives.

The maximum purchase price is fixed at 85 euros and the minimum sale price is fixed at 60 euros; in order to take market price developments into account, these limits have thus been modified compared to those previously applicable, as authorised by the General Meeting of 30 April 2004.

An Autorité des Marchés Financiers-stamped information memorandum describing the terms of these acquisitions is included in Chapter 2, § 2.1.1.

7.1.7 Authorisation for the Board to borrow in the form of bond issues

The **eleventh resolution** aims to authorise the Board of Directors to make borrowings in the form of bond issues up to a face value of 4 billion euros or its equivalent in foreign currencies. The figure of 4 billion is unchanged compared to the authorisation granted last year and corresponds to the face value required to allow the Renault group to proceed with its day-to-day operations in this field which are variable from year to year, depending notably on market conditions. It is specified that this authorisation for the Board will be valid until the annual General Meeting which is to decide on the accounts of the 2005 financial year.

Next, eight resolutions are within the powers of the Extraordinary General Meeting:

7.1.8 Authorisation to reduce the share capital by cancelling shares

In the **twelfth resolution**, it is proposed that the General Meeting authorise the Board, for a period of 18 months, to reduce the registered capital by cancelling shares acquired in the programme for purchase of the company's own shares. The terms for these acquisitions are those defined in the tenth resolution.

Cancelling shares causes a change in the amount of the registered capital, and consequently a change in the terms of the Articles of Association, which can only be authorised by the Extraordinary General Meeting. The purpose of this resolution is therefore to delegate such powers to the Board. This authorisation will cause any prior authorisation of the same nature to lapse, with respect to any unused amounts thereunder.

7.1.9 Capital increase

The purpose of the **thirteenth, fourteenth, fifteenth and sixteenth resolutions** is to grant a bundle of authorisations to your Company's Board of Directors to allow it, where necessary, to proceed with various financial operations causing a capital increase for the Company, with or without a preferential subscription right being retained for current shareholders, by decision of the Board alone.

The diversity of financial instruments and rapid changes in the markets mean that it is necessary to have the greatest degree of flexibility available in order to choose the terms of issue which are most favourable for the Company and its shareholders, and to complete transactions rapidly according to the opportunities which arise. Indeed, the Company's development strategy may, in the future, lead it to call on the financial market to obtain the necessary capital.

These authorisations are therefore designed to give your Board the greatest latitude to act to the best of your Company's interests, but within the limits however, of the powers granted by the General Meeting. In this respect it is specified that these resolutions were adopted under similar terms by the General Meeting held on 29 April 2003, and the amounts also remain the same. They are valid until the General Meeting which is to vote on the accounts for the 2006 financial year.

Such issues may either:

- maintain the shareholders' preferential subscription rights **(thirteenth resolution)**; or
- exclude the shareholders' preferential subscription rights **(fourteenth and fifteenth resolutions)**.

In accordance with the new provisions of the Ordinance of 24 June 2004, these authorisations will allow the Board to adapt the amount of the capital increase, within certain limits, to the reality of the demand.

The fourteenth resolution specifically deals with issues which exclude the preferential subscription right. We would like to specify, however, that the Board of Directors may, under the resolution, grant priority to shareholders for subscription.

By the **fifteenth resolution**, the General Meeting authorises the Board of Directors:

- (i) *in the event of an opportunity for external growth through the* acquisition of shares which are listed on the market and in the event that the Company would like to undertake such a transaction through a public exchange offering, to increase the Company's capital by a maximum par value of three hundred million euros, by issuing new shares for the purpose of remunerating those shares brought in under the public exchange offering. Similarly, this issue of new shares may concern securities of any nature which grant access to the Company's registered capital, with the par value of loan securities issued pursuant to this authorisation not exceeding three billion euros;
- (ii) to proceed with the issue of shares up to a limit of 10% of the share capital in order to remunerate contributions in kind made to the Company, where statutory provisions concerning contributions in kind by way of public exchange offerings do not apply.

The **sixteenth resolution** specifies that the global maximum par value of all capital increases whether immediate and/or at a future date, arising in the use of the authorisations granted in the aforementioned **thirteenth, fourteenth and fifteenth resolutions**, may not exceed five hundred million euros. The maximum par value of loan securities liable to be issued pursuant to the aforementioned authorisations may not exceed three billion euros.

According to the **seventeenth resolution**, the Board may also, by its decision alone, increase the capital by way of incorporating reserves, profits, share issue premiums or capital contributions. Such a capital increase, for a maximum par value of one billion euros, may be undertaken by the creation and gratuitous allotment of shares or by the increase of the par value of shares or by the joint use of both of these processes.

7.1.10 Capital increase by issue of shares reserved to employees

The **eighteenth resolution** is connected to the resolutions concerning capital increases as presented above. In accordance with statutory provisions, such a resolution must be proposed to the General Meeting whenever any authorisation for a capital increase is proposed for a vote by the shareholders.

This resolution authorises your Board of Directors to proceed with a capital increase reserved to employees who are members of a company savings scheme, on one or more occasions, by issuing new shares and, where applicable, the gratuitous allotments of shares, within a limit of 4% of the amount of shares making up the registered capital. This resolution is similar in all ways to the resolution you adopted at the Mixed General Meeting held on 29 April 2003.

7.1.11 Amendment of the articles of association

In the **nineteenth resolution**, you are asked to approve amendments to the Articles of Association, in order to make them compliant with Ordinance No.2004-604 of 24 June 2004 and to increase the holdings thresholds which give rise to a declaration requirement to 2%, compared to 0.5% at the moment. After having solicited a great number of opinions as to practices on the financial markets, it appears evidently fitting to increase the threshold to 2% in the Articles of Association.

The Board finally proposes the adoption of one resolution by the Ordinary General Meeting:

7.1.12 Formalities

Finally, the **twentieth resolution** is a standard resolution granting powers necessary to proceed with publication and other formalities.

AS ORDINARY GENERAL MEETING:

First resolution
(Approval of the consolidated accounts)

The General Meeting, having examined the management report from the Board of Directors and the report of the Statutory Auditors on the accounts of the financial year ended on 31 December 2004, hereby approves the consolidated accounts as they have been presented to it, drawn up pursuant to Articles L.233-16 et seq. of the Commercial Code, showing net profits of 3,551,000,000 euros.

Second resolution
(Approval of the annual company accounts)

The General Meeting, having examined the management report from the Board of Directors and the report of the Statutory Auditors on the accounts of the financial year ended 31 December 2004, hereby approves, as they have been presented, the accounts for this financial year showing profits of 251,877,027.36 euros. It also approves the operations evidenced by these accounts or summarised in these reports.

Third resolution ◇
(Appropriation of the results)

The General Meeting hereby decides to appropriate the results of the financial year as follows:

Profits from the financial year	251,877,027.36
Allocation to the statutory reserves	-
Remainder	251,877,027.36
Previous carry forward	6,365,889,800.58
Distributable profits for the financial year	6,617,766,827.94
Dividends	512,886,812.40
New carry forward	**6,104,880,015.54**

A net dividend of 1.80 euros will therefore be distributed to each of the shares in the Company entitled to dividends:

- either providing entitlement to a 50% tax reduction where the beneficiaries are natural persons liable for income tax in France, in accordance with Article 158-3-2° of the *Code général des impôts* [General Tax Code] in its new drafting;

- or not providing entitlement to a tax reduction in all other cases.

The dividend shall be payable on 13 May 2005.

In the event that on this date the Company should hold some of its own shares, the amount corresponding to the dividend not paid out shall be appropriated to the carry forward account.

In addition, the General Meeting acknowledges that, over the last three financial years, the following dividends have been paid out.

Financial year	Dividend per share	Tax credit per share	Global income per share
2001	0.92	either 0.46	either 1.38
		or 0.14	or 1.06
2002	1.15	either 0.58	either 1.73
		or 0.17	or 1.32
2003	1.40	either 0.70	either 2.10
		or 0.21	or 1.61

Fourth resolution
(Agreements referred to in Article L.225-38 of the Commercial Code)

The General Meeting, after having heard the reading of the report of the Statutory Auditors on agreements referred to in Article L.225-38 of the Commercial Code, and deciding on the basis of this report, hereby approves each of these agreements referred to therein.

Fifth resolution
(Renewal of a director's term of office)

The General Meeting hereby renews the term of office of Mrs Dominique de La GARANDERIE as Director, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending 31 December 2008.

Sixth resolution
(Renewal of a director's term of office)

The General Meeting hereby renews the term of office of Mr Itaru KOEDA as Director, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending 31 December 2008.

◇ ***Global Reporting Initiative (GRI) Directives.***

Seventh resolution

(Renewal of a director's term of office)

The General Meeting hereby renews the term of office of Mr Louis SCHWEITZER as Director, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending 31 December 2008.

Eighth resolution

(Release of a director from liability as may have arisen in the performance of his duties)

The General Meeting hereby grants full and final release of Mr Pierre ALANCHE, whose term of office ended in the financial year ending 31 December 2004, from any liability to which he may have been subject in the performance of his management duties.

Ninth resolution

(Report of the Statutory Auditors on elements used for the determination of the remuneration of equity loans)

The General Meeting takes note of the report of the Statutory Auditors on elements used for the determination of the remuneration of redeemable shares.

Tenth resolution

(Authorisation for the Company to trade in its own shares on the stock market)

The General Meeting, having examined the report from the Board of Directors, authorises the Board of Directors, pursuant to the provisions of Article L.225-209 of the Commercial Code, to deal in the Company's own shares under the conditions and within the limits set forth in law and regulations. The purpose of this authorisation is to allow the Company to make use of the possibilities accorded by the provisions of the law for dealing in its own shares, in particular in order to:

- use all or part of the shares acquired in order to transfer them to the employees and directors of the Company and of its group, under those terms and conditions laid by law;
- deliver its shares for the exercise of rights attached to securities which provide entitlement, either by conversion, exercise, redemption or exchange, to the attribution of shares in the Company, in the framework of stock market regulations;
- animate and maintain the secondary market or the liquidity of Renault's shares through an Investment Services Provider via a liquidity agreement in accordance with the good trade practices charted recognised by the *Autorité des marchés financiers* [French financial markets authority];
- use all or part of the shares acquired for conservation and later delivery as exchange or as payment in the context of external growth operations;
- cancel them, subject to the adoption of the twelfth resolution by the Mixed General Meeting.

These purchases of shares may be undertaken by all means, including in over-the-counter deals and by block of shares, or through the use of financial derivatives, and at such times as the Board of Directors may think fit, and the shares so acquired may be sold or transferred by any means.

The General Meeting fixes the maximum purchase price at 85 euros per share and the minimum sale price at 60 euros per share, on the one hand, and the maximum number of shares that may be acquired at 10% of the registered capital, on the other hand. The total amount that the company may use for the purchase of its own shares may not exceed 2,421,965,435 euros.

In the event of a capital increase by incorporation of reserves and allocation of shares gratuitously, or in the event of either a division or consolidation of shares, the prices indicated hereinabove shall be adjusted by a multiplying ratio equal to the ratio between the number of shares making up the registered capital prior to the operation and this number after the operation.

The General Meeting notes that the shareholders shall be informed, at the next annual General Meeting, of the precise allocation of acquired shares to the various pursued aims for all acquisitions of the company's own shares.

The General Meeting decides that this authorisation may also be used during a period of public purchase and/or exchange offer, as well as for a share price guarantee procedure, in compliance with regulations in force.

With respect to those shares acquired prior to 13 October 2004, the General Meeting grants the Board of Directors, insofar as necessary, all powers for the following, according to those terms to be laid down by the *Autorité des marchés financiers* [French financial markets authority]:

- either to appropriate them to a purpose which benefits from the irrebutable presumption of legitimacy as provided for in European Regulation No. 2273/2003 of 22 December 2003;
- or to appropriate them to one of the two accepted market practices (liquidity agreement concluded with an investment services provider acting

under those conditions laid down for this practice, conservation and later return for exchange or as payment in the context of any external growth operations);

- or sell them through the intermediary of an Investment Services Provider acting independently.

This authorisation is granted for a duration which shall end on the next Annual General Meeting for the approval of the accounts, without however exceeding a maximum duration of eighteen months. All powers are hereby granted to the Board of Directors, with the possibility of sub-delegation, in order to make all stock market orders, conclude any and all agreements, draw up all documents including notably for information purposes, proceed with all formalities and declarations with respect to all bodies and, in general, do all that is necessary.

Eleventh resolution

(Bond loan issue)

The General Meeting, after having examined the report from the Board of Directors, authorises the Board of Directors to issue, by simple decision, on one or more occasions, both in France and abroad, in euros, in foreign currency, or in monetary units established by reference to several currencies, bonds up to a face value of four billion euros, or its equivalent in foreign currencies, in such form and at such times, rates and conditions that it shall deem fitting.

For this purpose, all powers are hereby granted to the Board of Directors, with the possibility of sub-delegation, in accordance with Article L.228-40 of the Commercial Code, to one or more members of the Board of Directors, to the Chief Executive Officer and/or, in agreement with the latter, to one or more Deputy Chief Executives, in order to determine, within the framework of applicable legislation, the characteristics of the bonds and all measures necessary for the completion of the issue or issues of these bonds.

The Board of Directors shall also have all powers in order to decide whether a guarantee should be associated with the securities to be issued, and where necessary to define and grant this guarantee, as well as to call meetings of the bond holders and take all measures necessary in this respect.

This authorisation as granted to the Board of Directors shall be valid as of this General Meeting until the General Meeting held to decide on the accounts for the 2005 financial year.

AS EXTRAORDINARY GENERAL MEETING:

Twelfth resolution

(Authorisation to cancel holdings of the company's own shares)

The General Meeting, having examined the report from the Board of Directors and the special report of the Statutory Auditors, authorises the Board of Directors, pursuant to Article L.225-209 of the Commercial Code, with the possibility to sub-delegate such authorisation:

- to cancel, on one or more occasions, any shares acquired through the implementation of the authorisation granted in the tenth resolution submitted to this General Meeting, or any resolution which may be substituted for the same, up to a limit, within any period of twenty-four months, of 10% of the total number of shares making up the registered capital at the time of such operation, and, correlatively, to reduce the registered capital by applying the amount of the difference between the redemption value of the shares and their par value against any issue premium item or reserve item in the accounts;
- to amend the Articles of Association as a consequence and fulfil all necessary formalities.

This authorisation has been granted for a period which shall end at the next annual General Meeting called to approve the accounts, without however exceeding a maximum duration of eighteen months.

Thirteenth resolution

(Issue of shares or securities granting access to the registered capital, with maintenance of the preferential subscription right)

The General Meeting, having examined the report from the Board of Directors and the special report from the Statutory Auditors, and pursuant to the provisions of Articles L.225-129 et seq. of the Commercial Code:

1. Delegates to the Board of Directors such powers as are necessary in order to proceed, on one or more occasions, in such proportions and at such times as it may think fit, whether in France or abroad, with the issue of shares of the company as well as any securities of any nature whatsoever providing access, whether immediately and/or at a future date, to shares in the company;

2. Decides that the amount of the capital increases liable to be made immediately and/or at a future date pursuant to the above delegation of powers may not exceed five hundred million euros, to which sum shall be added, where necessary, the par value of supplementary shares to be issued in order to preserve, in compliance with the law, the rights of holders of securities providing entitlement to shares;

3. Decides, in addition, that the par value of the loan securities liable to be issued pursuant to the above delegation of powers may not be greater than three billion euros, or its equivalent in foreign currency;

4. Decides that the shareholders may exercise their preferential subscription rights for irreducible amounts under such conditions as provided by law. In addition, the Board of Directors shall have the possibility of granting shareholders the right to subscribe, as reducible amounts, to a number of shares which is greater than the number they may subscribe to as irreducible amounts, proportionally to their subscription rights and, in any event, up to the limit of the number they request;

Where subscriptions made irreducibly and, where applicable, reducibly do not absorb the entire issue of shares or securities as defined above, the Board of Directors may make use of one or more of the following possibilities, in such order as it may think fit:

- limit the issue to the number of subscriptions provided that this amounts to at least three quarters of the planned amount of the issue;
- freely allot all or part of the unsubscribed securities;
- offer all or part of the unsubscribed securities to the general public;

5. Decides that where the Board of Directors observes surplus demand, the number of securities to be issued may be increased within thirty days of the close of the subscription period, under those conditions provided in Article L.225-135-1 of the Commercial Code, up to a limit of 15% of the initial issue and at the same price as adopted for the initial issue. The limit provided for in paragraph 4 above shall then be increased in the same proportion;

6. Observes that, where necessary, the above delegation of powers shall fully and automatically carry with it, in favour of holders of securities providing entitlement to shares in the company at a future date as may be issued, the waiver by the shareholders of their preferential right of subscription to the shares to which said securities provide entitlement;

7. Decides to exclude the shareholders' preferential subscription rights for shares issued by the conversion of bonds or by the exercise of warrants;

8. Decides that the sum collected by the company or which is to be collected by it for each of the shares issued in the framework of the above delegation of powers, shall be at least equal to the par value of the shares;

9. Decides that the Board of Directors shall have all powers, with the right to sub-delegate under those conditions laid down by law, to implement this delegation of powers, in order in particular to determine the dates and terms of issue as well as the forms and characteristics of the securities to be created, to fix the issue price and conditions, to fix the amounts to be issued, to determine the date of possession and entitlement to dividends of the securities to be issued, which may be retroactive, to determine the method for paying up the shares or other securities issued, and, where applicable, to lay down conditions for their buy-back on the stock market, the possibility of suspension of the exercise of rights to the allotment of shares attached to securities for a period which shall not exceed three months, to fix the mechanism for the preservation of rights of holders of securities providing future access to the share capital of the company, in accordance with laws and regulations. In addition, the Board may proceed, where necessary, with any and all deductions from the issue premium including in particular for expenses incurred for the completion of the issue, and shall generally take all necessary steps and conclude all agreements in order to complete such issues properly and to observe the capital increases arising from any issue undertaken through the use of this delegation of powers and to proceed with the correlative amendment of the Articles of Association;

In the event of an issue of loan securities, the Board of Directors shall have all powers, with the possibility of sub-delegating said powers under those conditions laid down by law, in order to decide, in particular, on whether said securities shall be subordinated or not, on their interest rate, their issue currency, their term, the fixed or variable redemption price with or without a premium, the details of amortisation depending on market conditions and the conditions under which said securities shall provide entitlement to shares in the company;

The Board of Directors shall report to the shareholders on the use which is made of this delegation of powers, under those conditions laid down in Article L.225-100 paragraph 4 of the Commercial Code.

10. The delegation of powers thus granted to the Board of Directors shall be valid as of this date until the meeting of the General Meeting called to decide on the accounts for the 2006 financial year.

Fourteenth resolution

(Issue of shares or securities granting access to the registered capital, with exclusion of the preferential subscription right)

The General Meeting, having examined the report from the Board of Directors and the special report from the Statutory Auditors, and pursuant to the provisions of Articles L.225-129 et seq. of the Commercial Code:

1. Delegates to the Board of Directors such powers as are necessary in order to proceed by way of public offering, on one or more occasions, in such proportions and at such times as it may think fit, whether in France or abroad, with the issue of shares of the Company as well as any securities of any nature whatsoever providing access, whether immediately and/or at a future date, to shares in the Company, including where said securities are issued pursuant to Article L.228-93 of the Commercial Code;

2. Decides that the amount of capital increases liable to be undertaken immediately and/or at a future date pursuant to the above delegation of powers may not be greater than three hundred million euros, to which sum shall be added, where necessary, the par value of supplementary shares to be issued in order to preserve, in compliance with the law, the rights of holders of securities providing entitlement to shares;

3. Decides, in addition, that the par value of the loan securities liable to be issued pursuant to the above delegation of powers may not be greater than three billion euros, or its equivalent in the event of issue in foreign currency;

4. Decides to exclude shareholders' preferential subscription rights for the securities to be issued, it being understood that the Board of Directors may grant shareholders priority in subscribing to all or part of the issue, according to such time-limits and conditions as it may fix. This priority right shall not give rise to the creation of negotiable rights, but may, should the Board of Directors think fit, be exercised for both irreducible and reducible amounts;

5. Decides that if subscriptions by shareholders or members of the public do not absorb the entire issue of shares or securities as defined above, the Board of Directors may use one or more of the following possibilities, in such order as it may think fit:

- limit the issue to the number of subscriptions provided that this amounts to at least three quarters of the planned amount of the issue,
- freely allot all or part of the unsubscribed securities,
- offer all or part of the unsubscribed securities to the general public;

6. Decides that where the Board of Directors observes surplus demand, the number of securities to be issued may be increased within thirty days of the close of the subscription period, under those conditions provided in Article L. 225-135-1 of the Commercial Code, up to a limit of 15% of the initial issue and at the same price as adopted for the initial issue. The limit provided for in paragraph 4 above shall then be increased in the same proportion.

7. Observes that, where necessary, the above delegation shall fully and automatically carry with it, in favour of holders of securities providing future entitlement to shares in the company as may be issued, the waiver by shareholders of their preferential right of subscription to the shares to which said securities provide entitlement;

8. Decides to exclude shareholders' preferential subscription rights for shares issued by the conversion of bonds or by the exercise of warrants;

9. Decides that the issue price of the shares shall be at least equal to the weighted average stock market price over the last three stock market sessions preceding the fixing of the price, with the possible application of a discount of up to 5%;

10. Decides that the Board of Directors shall have all powers, with the right to sub-delegate under such conditions as laid down by law, to implement this delegation of powers, in order in particular to determine the dates and terms of issue as well as the forms and characteristics of the securities to be created, to fix the issue price and conditions, to fix the amounts to be issued, to determine the date of possession and entitlement to dividends of the securities to be issued, which may be retroactive, to determine the method for paying up the shares or other securities issued, and, where applicable, to lay down conditions for their buy-back on the stock market, the possibility of suspension of the exercise of rights to the allotment of shares attached to securities for a period which shall not exceed three months, to fix the mechanism for the preservation of rights of holders of securities providing future access to the share capital of the company, in accordance with laws and regulations. In addition, the Board may proceed, where necessary, with any and all deductions from the issue premium(s) including in particular for expenses incurred for the completion of the issues, and shall generally take all necessary steps and conclude all agreements in order to complete such issues properly and to observe the capital increases arising from any issue undertaken through the use of this delegation of powers and to proceed with the correlative amendment of the Articles of Association;

In the event of an issue of loan securities, the Board of Directors shall have all powers, with the possibility of sub-delegating under those conditions laid down by law, in order to decide, in particular, on whether said securities shall be subordinated or not, on their interest rate, their term, the fixed or variable redemption price with or without a premium, the details of amortisation depending on market conditions and the conditions under which said securities shall provide entitlement to shares in the Company;

The Board of Directors shall report to the shareholders on the use which is made of this delegation of powers, under those conditions laid down in Article L.225-100 paragraph 4 of the Commercial Code.

11. The delegation of powers thus granted to the Board of Directors shall be valid as of this date until the meeting of the General Meeting called to decide on the accounts for the 2006 financial year.

Fifteenth resolution

(Issue, with exclusion of the preferential subscription right, used to remunerate capital contributions of securities in the event of a public exchange offer or contribution in kind)

The General Meeting, after having examined the report from the Board of Directors and the special report from the Statutory Auditors, authorises the Board of Directors:

- to increase the capital of the company by a maximum par value of three hundred million euros, by the successive or simultaneous issue, on one or more occasions, of new shares in the Company in order to remunerate securities contributed in accordance with the provisions of Article L.225-148 of the Commercial Code in a public exchange offering concerning the shares of a company accepted for trading on a regulated market or officially listed in a State which is a signatory to the agreement on the European Economic Area other than France or a Member State of the Organisation for Economic Co-operation and Development.

These issues of new shares remunerating securities contributed in a public exchange offering may, in conformity with Article L.225-129 of the Commercial Code, arise from the issue of securities of any nature providing entitlement, immediately and/or at a future date, to an amount of the share capital of the Company. The par value for loan securities issued, if any, pursuant to this authorisation may not exceed three billion euros;

- on a report by the Statutory Auditors and within the limit of 10% of its registered capital, issue shares to remunerate capital contributions made to the company which are comprised of shares or securities granting entitlement to shares in the capital of another company, in those cases where the provisions of Article L.225-148 of the Commercial Code do not apply.

The General Meeting decides that the Board of Directors shall have all powers, with the right to sub-delegate under such conditions as laid down by law, deciding on a report by the Statutory Auditor or Statutory Auditors, to implement this delegation of powers, in order in particular:

- to fix the parity of exchange as well as the amount of the cash balance to be paid, if any;
- to observe the number of shares to be issued;
- to determine the dates and issue conditions, including in particular the price and date of entitlement to dividends, of the new shares or of the securities providing access immediately and/or at a future date to an amount of the share capital of the Company;
- to record, among the liabilities on the Company's balance sheet in a "contribution issue premium" account, to which all shareholders shall be entitled, the difference between the issue price of the new shares and their par value;
- to proceed, where necessary, with the deduction from said "contribution issue premium" account, all of the expenses and duty incurred due to the authorised operation;
- generally, to take all necessary steps and conclude all agreement in order to complete the authorised operation properly, to observe the capital increase(s) arising therefrom and to proceed with the correlative amendment of the Articles of Association.

This authorisation granted to the Board of Directors shall be valid as of this date until the General Meeting called to decide on the accounts for the 2006 financial year.

Sixteenth resolution

(Global limitation of authorisations)

The General Meeting, having examined the report from the Board of Directors, and as a consequence of the adoption of the thirteenth, fourteenth and fifteenth resolutions, decides:

- to fix the maximum par value of loan securities liable to be issued pursuant to the authorisation granted by the aforementioned resolutions at the sum of three billion euros, or its equivalent in foreign currency; and
- to fix the maximum par value of capital increases, whether immediate and/or at a future date, liable to be undertaken pursuant to the authorisations granted by the aforementioned resolutions, at the sum of five hundred million euros, it being specified that to this par value shall be added, where necessary, the par value of supplementary shares to be issued in order to preserve, in accordance with the law, the rights of holders of securities providing entitlement to shares.

Seventeenth resolution

(Capital increase by incorporation of reserves or profits, share issue premiums or contribution issue premiums)

The Extraordinary General Meeting, deciding under the quorum and majority conditions required for ordinary general meetings, after having examined the report from the Board of Directors, hereby delegates the necessary powers to said Board in order to increase the share capital, on one or more occasions, by an amount of up to a maximum par value of one billion euros, by successive or simultaneous incorporation into the capital of all or part of the reserves, profits or share issue premiums, contribution issue premiums or merger issue premiums, to be undertaken by the creation and gratuitous allotment of shares or by the increase of the par value of shares or by the joint use of both of these processes.

The General Meeting decides that fractions of rights arising therefrom shall not be negotiable and the corresponding shares shall be sold; the sums arising from the sale shall be granted to the owners of the rights at the latest thirty days after the date of registration in their account of the whole number of allotted shares.

The General Meeting hereby grants all powers to the Board of Directors, with the right to sub-delegate under those conditions laid down by law, in order in particular to determine the dates and mechanism of issue, to fix the issue price and conditions, to fix the amounts to be issued and, more generally, to take all steps in order to ensure the proper completion of the same, to accomplish all acts and formalities in order to make the corresponding capital increase(s) definitive and to make the correlative amendments to the Articles of Association.

This delegation of powers granted to the Board of Directors shall be valid as of this date until the General Meeting called to decide on the accounts for the 2006 financial year.

Eighteenth resolution

(Capital increase by issue of shares reserved to employees)

The General Meeting, deciding under the quorum and majority conditions required for extraordinary general meetings and in the framework of Articles L.443-1 et seq. of the Employment Code and Article L.225-138-1 of the Commercial Code, having examined the report from the Board of Directors and the special report from the Statutory Auditors:

1. Terminates, as of this General Meeting, the authorisation granted to the Board of Directors by the Mixed General Meeting of 29 April 2003, in the framework of the twenty-seventh resolution;

2. Delegates to the Board of Directors all powers necessary in order to proceed with a capital increase within a limit of 4% of the share capital, on one or more occasions, by its simple decision alone, through the issue of shares or other securities providing entitlement to the share capital of the Company and reserved to members of (i) an enterprise-level Company savings scheme, or (ii) a group-level Company savings scheme, or (iii) a voluntary partnered group- or enterprise-level Company savings scheme, employees or corporate officers of the Company or of a French or foreign company in the Group and which is tied to the Group within the meaning of Article L.225-180 of the Commercial Code and Article L.444-3 of the Employment Code, and which is majority-held either directly or indirectly by the Company;

3. Decides to exclude the preferential subscription rights of shareholders, in favour of said beneficiaries;

4. Decides that the Board of Directors may provide for the gratuitous attribution of shares or other securities granting access to the share capital of the company, it being understood that the total advantage arising from such attribution and, where applicable, from the company's complementary contribution and discount on the subscription price, may not exceed the statutory or regulatory limits;

5. Decides that:

- the subscription price for new shares may neither be higher than the average of the opening price quoted in the last twenty stock-market sessions preceding the date of the meeting of the Board of Directors fixing the dates of beginning of subscriptions, nor less than 20% of said average or 30%, respectively, for the case of a savings scheme or voluntary partnered employees' savings scheme,
- the characteristics of the issues of other securities providing entitlement to the share capital of the Company shall be determined by the Board of Directors under such conditions as laid down by regulations.

The General Meeting hereby grants all powers to the Board of Directors in order to implement this delegation of powers, including in particular:

- to decide on and fix the terms of the issue and attribution of gratuitous shares or other securities providing entitlement to the share capital, pursuant to the authorisation granted above;
- to decide on the amount to issue, the issue price, the terms of each issue;
- to determine the dates for beginning and end of the subscription period;
- to fix, within statutory limits, the period granted to subscribers in order to pay up shares and, where applicable, other securities providing entitlement to the share capital of the Company;
- to determine the date, which may be retroactive, for possession and entitlement to dividends for the new shares and, as applicable, the other securities providing entitlement to the share capital of the Company;
- to determine the terms and conditions of operations to be undertaken pursuant to this authorisation and to request the listing of the created securities on the stock market wherever it may decide.

The Board of Directors shall also have all powers, with the right to sub-delegate such powers, in order to observe formally the capital increases up to the amount of the shares actually subscribed to, proceed with the correlative amendment of the Articles of Association, accomplish all operations and formalities either directly or though an agent as are connected to the capital increases by its simple decision, and, where it deems it fitting, to deduct the costs of the capital increases from the share issue premiums pertaining thereto and deduct the necessary sums from said amount in order to increase the statutory reserve to one-tenth of the new share capital after each capital increase and to proceed with all formalities and declarations with all bodies and do all that is otherwise necessary.

This authorisation granted to the Board of Directors, together with the right of sub-delegation where relevant, shall be valid as of this General Meeting until the General Meeting which is called to decide on the accounts for the 2006 financial year.

Nineteenth resolution

(Amendment of the Articles of Association)

The Extraordinary General Meeting, after having examined the report from the Board of Directors, hereby decides to amend the fourth paragraph of Article 9 of the Articles of Association pursuant to the provisions of Ordinance No.2004-604 of 24 June 2004, and to increase the shareholding threshold fixed in the Articles of Association to 2%.

The fourth paragraph of Article 9 concerning capital thresholds is amended as follows:

"In addition to the statutory requirement to inform the Company of shareholdings exceeding a certain fraction of the share capital, any shareholder or management company for an undertaking for collective investment in transferable securities in a fund management organization holding a number of shares or voting rights equal to or greater than 2% of the share capital or a multiple of this percentage which is less than or equal to 5% of the share capital or voting rights, is obliged to disclose to the company the total number of shares he possesses, by registered mail with acknowledgment of receipt, within a period as fixed by Decree adopted by the French *Conseil d'Etat* as of the registration on account of those shares which caused him to attain or exceed said threshold. Beyond 5%, the foregoing mandatory disclosure shall apply to any 1% fraction of the share capital or voting rights."

The remainder of Article 9 shall remain unchanged.

The General Meeting approves and adopts all of the terms of the text in its new version.

Twentieth resolution

(Powers)

The General Meeting confers all powers on the bearer of a copy or an extract of the minutes of this Meeting in order to proceed with all necessary filing and publication formalities as provided for by law.

8 Supplemental information

8.1.1 Internal regulations in force until the Annual General Meeting of April 29, 2005

Adopted by the Board during its meeting of September 10, 1996 and amended during its meetings of June 8, 2000, October 23, 2001, July 25, 2002 and December 17, 2002.

The Renault Board of Directors, a collegiate body, collectively represents all of the shareholders. It is obliged to act in all circumstances in the company interest. It is accountable for these tasks before the General Meeting of shareholders.

On the proposal of the Chairman, it shall determine Renault's strategy, shall appoint the Chairman with the responsibility of managing the enterprise, shall supervise this management and shall ensure the quality of information supplied to the shareholders as well as to the markets through the accounts or at the time of particularly important operations. It shall make public its opinion on the conditions governing transactions concerning the shares of the company each time that the nature of said transactions so requires.

The Board of Directors shall decide on the strategic orientations of the enterprise, including within the Alliance, as proposed by central management and shall examine, once per year, the possible changes with respect to these orientations and the Board of Directors shall give a prior advice on any substantial decision which would not be in line with the strategy of the Company.

Renault's medium term plan, operating budget and investment budget shall be examined once per year.

At each of its meetings, it shall be informed of developments in the results of the enterprise with reference to the income statement, the balance sheet and cash flow and twice a year with reference to the off-balance sheet commitments.

It shall be alerted in the best delays by central management, at the next following meeting, as to any external event or internal development which has a major impact on the prospects of the enterprise or the forecasts which have been presented to the Board.

The Board of Directors of Renault shall proceed with an examination of its make-up as necessary, and of its organization and its working at least once per year, and shall inform the shareholders of the positions or arrangements that it makes in this respect.

Meetings of the Board of Directors may proceed using any technical means, provided that such means guarantee the effective participation of the Directors. Directors who participate in meetings of the Board using such means shall therefore be deemed present for the calculation of quorum and majority, except for proceedings concerning the drafting of the company accounts or consolidated accounts, and proceedings concerning the appointment or removal from office of the Chairman of the Board of Directors, the chief executive or the deputy chief executives, for which the physical presence of the Directors is necessary.

In order to favour the performance of its tasks and the attainment of its objectives, the Renault Board of Directors has **three study committees**:

- an **Accounts and Audit Committee**;
- an **Appointments and Remuneration Committee**;
- an **International Strategy Committee**.

Each President shall report to the Board of Directors during its meeting the conclusions of its respective Committee.

The Accounts and Audit Committee

COMPOSITION, TASKS AND METHOD OF WORKING OF THE ACCOUNTS AND AUDIT COMMITTEE

COMPOSITION

The Accounts and Audit Committee is made up of Directors who are not corporate representatives(1), chosen by the Board of Directors.

It shall not include any Director or permanent representative of a Director who holds office within a company in which a Director or permanent representative of Renault reciprocally sits on the Audit Committee or Accounts Committee.

In addition, any Director chosen by the Board of Directors may attend the meetings of the Accounts and Audit Committee, in a consultative capacity.

The proposal to renew the position of Chairman is subject to approval by the Board of Directors.

Its secretariat is provided by the secretariat of the Board of Directors.

(1) "Corporate representatives" is to be understood as meaning the Chairman, the Chief Executive and the Deputy Chief Executive.

MISSIONS

Its tasks are, notably at the time of drafting the company or consolidated accounts, drawn up on both a half-yearly and annual basis (hereinafter referred to as the "Accounts"), and on the preparation of any decision which is submitted to the vote of the Board of Directors in this respect:

– to analyze the Accounts as prepared by the Company's departments and divisions: the examination of the Accounts by the Committee must be accompanied by a memorandum from the Statutory Auditors underlining the essential points in the results, the accounting choices made, and a memorandum from the Financial Director describing risk exposure, and the off-balance-sheet commitments of the enterprise.

With respect to internal audit and risk control, the Committee must examine the significant off-balance-sheet commitments and risks, hear the head of internal audit, give its opinion on the organization of this department and be informed of its work programme. It must be an addressee of the internal audit reports, including descriptions, or a periodical summary of these reports in order to allow the detection of significant risks.

– to ensure that the methods adopted for the drafting of the Accounts comply with applicable standards, and to analyze the changes made to these methods, where applicable;

– to examine with the Statutory Auditors the nature, extent and results of their inspection of the Accounts; to raise with them in particular any remarks which they may wish to make on the Accounts at the end of their review work;

– to give its opinion on the appointment or renewal of the Statutory Auditors and on the quality of their work; the Committee is thus called upon to prepare the selection of external auditors, putting forward the one making the best offer. In a general manner, it ensures compliance with rules guaranteeing the independence of the Statutory Auditors;

– to verify the relevance of the internal control methods;

– to examine the extent of group consolidation, and the reasons if any why companies are not included within the consolidated reach of the Group;

– to make any recommendations to the Board in the fields described above.

METHODE OF WORKING

It meets each time it considers it necessary and in any event prior to meetings of the Board, where the Board's agenda includes the closing of or examination of the Accounts or any decision concerning the Accounts. For the fulfilment of its tasks, the Board shall have the possibility of meeting the Statutory Auditors while excluding the presence of the company executives and persons involved in the drafting of the Accounts, and may request that they produce any document or information necessary for the fulfilment of their tasks.

The Appointments and Remuneration Committee

COMPOSITION, TASKS AND METHOD OF WORKING OF THE APPOINTMENTS AND REMUNERATION COMMITTEE

COMPOSITION

The Appointments and Remuneration Committee is made up of Directors who are not corporate representatives[1], chosen by the Board of Directors, with a majority of them being independent Directors.

It shall not include any Director or permanent representative of a Director who holds office within a company in which a Director or permanent representative of Renault reciprocally sits on the Audit Committee or Accounts Committee.

Its secretariat is provided by the secretariat of the Board of Directors.

MISSIONS

Its tasks are:

– to make all proposals to the Board concerning the appointment of new Directors, in conformity with procedure, as it has determined in advance, intended to select future independent Directors, and to proceed with studies of potential candidates;

– to assess whether it is opportune to renew expiring terms of office, while taking account in particular of the changes and developments in the Company's shareholders and the necessity of maintaining a proportion of independent Directors at least equal to one half;

– to be in a position to provide the Board with proposed solutions for succession in the event of an unforeseeable vacancy;

– to determine the variable part of remuneration of the corporate representatives; this involved defining the rules for fixing this variable part, ensuring the coherence of these rules with the annual evaluation of the performance of the corporate representatives, and the medium term strategy of the enterprise, monitoring the annual application of these rules;

– to make any recommendation to the Board concerning the remuneration and pension of the Chairman as well as of any other executive or corporate representative;

– to assess all of the remuneration and perks received by the executives, including of other companies in the Group as applicable;

– to examine the general policy for the attribution of options and make proposals to the Board of Directors both in matters of policy and with respect to the attribution of stock options;

(1) "Corporate representatives" is to be understood as meaning the Chairman, the Chief Executive and the Deputy Chief Executive.

– to draft, each year, an overview of the working of the Board, and where necessary to propose changes.

Finally, it may be consulted by the Chairman on any question concerning appointments to the Executive Committee of the Group, and the fixing of remuneration for its members.

METHODE OF WORKING

The Appointments and Remuneration Committee meets at least once per year and, in any event, prior to meetings of the Board where the Board's agenda includes questions falling within its ambit.

The International Strategy Committee

COMPOSITION, TASKS AND METHOD OF WORKING OF THE INTERNATIONAL STRATEGY COMMITTEE

COMPOSITION

It is made up of Directors chosen by the Board of Directors.

Its work concerns the activity of the Company outside broader Europe.

Its secretariat is provided by the secretariat of the Board of Directors.

MISSIONS

Its tasks are:

– to study strategic orientation proposed by Central Management concerning the international development of the Company;

– to analyse and examine the Company's international projects for the Board, and to issue an opinion on these projects;

– to proceed with the follow-up of the Company's international projects and draft reports on the request of the Board.

METHODE OF WORKING

It meets at least twice a year and each time it considers it necessary, and prior to meetings of the Board where the Board's agenda includes the examination of international projects. For the fulfilment of its tasks, the Committee may meet the concerned Departments of the Company and those persons who contribute directly to the drafting of these projects, and request that they produce any document or information necessary for the fulfilment of their tasks.

Director's Charter

The Board of Directors has decided on a **Director's Charter** which specifies the rights and duties of said Directors.

KNOWLEDGE OF THE LEGAL FRAMEWORK GOVERNING *SOCIÉTÉS ANONYMES* (PUBLIC LIMITED COMPANIES) AND THE ARTICLES OF ASSOCIATION OF THE COMPANY

Each Director, at the time that he takes up office, must have informed himself of the general and specific duties attaching to his office. In particular he must have informed himself as to laws and regulations concerning the working of *sociétés anonymes* (public limited companies), Renault's Articles of Association, a copy of which will have been given to him, these internal regulations and any addition or amendment as may later be made thereto.

HOLDING SHARES IN THE COMPANY

Pursuant to Article 10.2 of the Articles of Association, each Director must be able to prove that he personally holds at least one share, or any greater number of shares that he considers he should hold.

REPRESENTING THE SHAREHOLDERS

Each Director must act in all circumstances in Renault's company interest, and represents all of the shareholders.

DUTY OF HONESTY AND FAIRNESS

Each Director is obliged to inform the Board of any situation or risk of a conflict of interests with Renault or any company in its group, and must abstain from the vote for the corresponding decision(s).

DUTY OF DILIGENCE

Each Director must dedicate the time and attention necessary for the performance of his tasks. He must be assiduous and must attend all meetings of the Board and of the Committees which he is a member of, except in the event of true impossibility.

RIGHT TO OBTAIN COMMUNICATION AND DUTY TO INFORM

Each Director has the duty to inform himself. He must request from the Chairman, at appropriate times, the information that he considers necessary in order to fulfil his tasks and in order to participate with respect to the points recorded on the agenda for meetings of the Board. In addition, the Board's Secretariat shall remain at the Directors' disposal in order to document this information.

PROFESSIONAL SECRECY

Each Director must, in addition to the duty of discretion provided for by Article 225-37 of the new Commercial Code on trading companies, consider himself to be bound by professional secrecy for all non-public information which he may become aware of in the context of his tasks as Director.

INSIDER INFORMATION

Each Director undertakes, as any senior manager in the Group, to comply with Renault's internal procedure concerning the use and/or communication of insider information concerning Renault and/or Nissan, as well as any applicable legislative or regulatory provisions.

REIMBURSEMENT OF EXPENSES

Each Director is entitled to reimbursement, on presentation of substantiating documents or receipts, of his travelling expenses as well as other expenses which he incurs in the interest of the Company.

Furthermore, the Board of Directors hereby adopts the following provisions as internal procedure applicable to the whole group, concerning **the prevention of the use or communication of insider information.**

Procedure concerning the use and / or communication of insider information

Since the opening up of Renault's share capital in 1994 and the listing of its shares on the Paris financial market, the Company is more than ever exposed to the risk of use and/or communication of insider information. In addition to civil law, administrative law and criminal law sanctions that Renault directors, corporate officers, statutory representatives and employees face if they are found guilty of committing, aiding and abetting or receiving the benefit of offences in this field, the credit of the Company itself with respect to the general public may find itself enduringly affected in the event of proven misconduct.

Therefore, in order to avoid any use and/or communication of information which may turn out to be harmful to the Company, this procedure is intended to define:

- **the nature of this information;**
- **the conditions for its use and/or communication;**
- **application to the attribution of stock options.**

NATURE OF THE INSIDER INFORMATION

Insider information shall mean any information concerning Renault and/or Nissan, whether favourable or unfavourable, which could have an effect on the stock market price of Renault and/or Nissan shares were it to be made public (hereinafter referred to as "*Insider Information*"). *Insider Information* may concern, but shall not be limited to, the current situation or prospects of Renault and/or Nissan and the companies of their group, as well as the prospects for the development of Renault and/or Nissan shares.

More generally, any information that has not been released on to the market through a communiqué, press release etc. shall remain non-public. It is only the publication of information through media which broadcast or circulate widely which will confer a public nature on insider information.

USE AND/OR COMMUNICATION OF INSIDER INFORMATION

Any and all directors, corporate officers, statutory representatives or employees of Renault and the companies of its group who hold Insider Information whether permanently or on occasion (hereinafter referred to as an "Insider") must, whatever their degree of responsibility, refrain from undertaking any transaction on the market, whether undertaken directly or through the intermediary of a third party, concerning Renault[1] and/or Nissan shares, until such time as said information is made public.

Company directors, statutory representatives or employees of Renault whose position or office makes them liable to permanently hold Insider Information must not, as a general rule, undertake any transaction concerning Renault and/or Nissan shares during the following periods:

- from January 1, to the announcement of Renault's annual results (i.e. approximately the beginning of February);
- from April 1, to the announcement of Nissan's annual results (i.e. approximately mid-May);
- from July 1, until the announcement of Renault's half-yearly results (i.e. approximately the end of July);
- from October 1, until the announcement of Nissan's half-yearly results (i.e. approximately mid-November).

Furthermore, any and all Insiders must not disclose any Insider Information within Renault or outside Renault other than in the normal context of their duties, that is to say for purposes or for an activity other than those for which or in respect to which said information is held, and must take all appropriate steps for this purpose.

Generally, Insiders must act with the greatest caution, and the fact of holding such information shall necessarily lead them to refrain from proceeding with any transaction concerning Renault and/or Nissan shares even where said transaction was planned prior to becoming aware of the information in question.

APPLICATION TO THE ATTRIBUTION OF STOCK OPTIONS

Without prejudice to the above, the Board of Directors undertakes not to grant stock options:

- within a period of ten stock market business days prior to and following the date on which the consolidated accounts, or in their absence the company accounts, are made public;
- within the period beginning on the date on which the corporate decision-making bodies become aware of information concerning Renault and/or Nissan which could have an effect on the stock market price of Renault shares were it to be made public, and the date following ten stock market business days after the date on which said information was made public.

In order to ensure the proper understanding of and compliance with this procedure, the importance of which for the Companies does not need to be emphasized, on July 26, 2001 the Board appointed a professional ethics advisor, such position being held for the first time by Mr. Dor, who must be consulted for any question concerning its interpretation and its application.

(1) Including shares in FCPE Actions Renault ("Renault Shares" in-house mutual fund).

8.1.2

Amended internal regulations which will come into force after the Annual General Meeting of April 29, 2005

Adopted by the Board during its meeting of September 10, 1996 and amended during its meetings of June 8, 2000, October 23, 2001, July 25, 2002, December 17, 2002 and February 22, 2005.

I. Internal regulations of the Board of Directors

1.1 THE BOARD OF DIRECTORS

Renault's Board of Directors, a collegiate body, collectively represents all of the shareholders. It is obliged to act in all circumstances in the company interest. It is accountable for these tasks before the General Meeting of shareholders.

The Board of Directors elects its Chairman, who takes the title of Chairman of the Board of Directors.

The Board of Directors appoints the Chief Executive Officer who takes the title of President and Chief Executive Officer, and determines, on the proposal of the latter, Renault's strategy; it supervises the management of the company and ensures the quality of information provided to the shareholders, and to markets, through the accounts or at the time of very substantial operations. It makes public its opinion as to the conditions of operations concerning the company's shares whenever the nature of such operations so requires.

The Board of Directors discusses the strategic orientations of the enterprise, including with respect to the Alliance, as proposed by the President and Chief Executive Officer; it examines, once per year, the possible changes with respect to these orientations. It votes, in advance, on any important decision which is not in line with the strategy of the enterprise.

The Board of Directors discusses and determines, on the report of the President and Chief Executive Officer, the decisions which the single member of Renault s.a.s. may be led to make, as well as those that may be called upon by the Restated Master Alliance Agreement.

It examines Renault's medium term plan, operating budget and investment budget once per year.

At each of its meetings, it shall be informed of developments in the results of the enterprise with reference to the income statement, the balance sheet and cash flow, and twice per year with reference to its off-balance sheet commitments.

It shall be alerted by the President and Chief Executive Officer, promptly, as to any external event or internal development which has a major impact on the prospects of the enterprise or the forecasts which have been presented to the Board of Directors.

Renault's Board of Directors proceeds whenever necessary with an examination of its make-up, and of its organization and its working once per year, and informs the shareholders of the positions or arrangements that it adopts in this respect.

Meetings of the Board of Directors may proceed using any technical means, provided that such means guarantee the effective participation of the Directors. Directors who participate in meetings of the Board using such means shall therefore be deemed present for the calculation of quorum and majority, except for proceedings concerning the drafting of the company accounts or consolidated accounts, and proceedings concerning the appointment or removal from office of the Chairman of the Board of Directors, the President and Chief Executive Officer or the deputy chief executives, for which the physical presence of the Directors is required.

1.2 THE CHAIRMAN OF THE BOARD OF DIRECTORS

COMPOSITION

The Chairman of the Board of Directors organizes and directs the work of the Board, and reports on this to the General Meeting. He ensures the proper working of the company's decision-making bodies and, especially, the Board's committees. In particular, he ensures that the Directors are in a position to be able to fulfil their tasks, notably within the committees to which they contribute.

He ensures that principles of corporate governance are set out and implemented to the highest level.

The Chairman of the Board of Directors is the only person who may act and express himself in the name of said body.

In agreement with the President and Chief Executive Officer, he may represent the Group in its high-level relations, notably with public authorities, at the national and international level.

He ensures that the Board dedicates the necessary time to questions concerning the future of the Group and especially its strategy, notably with respect to the Alliance.

The Chairman of the Board of Directors shall be kept regularly informed by the President and Chief Executive Officer and the other members of Central Management of significant events and situations concerning the life of the Group; he shall receive all information as may be useful and necessary to lead the work of the Board and Committees, and that which is required for drawing up the internal control report.

The Chairman of the Board of Directors may hear the Statutory Auditors.

The Chairman of the Board of Directors may attend, in a consultative capacity, meetings of the Board's committees which he is not a member of and may consult them on any question falling within their powers.

1.3 THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

The President and Chief Executive Officer is vested with the broadest powers to act in all circumstances in the name of the company.

The President and Chief Executive Officer and the persons he appoints for this purpose are the only ones who may act and express themselves in the name of the company.

He has authority over all employees of the Group.

He proposes, to the Board of Directors, the strategic orientations of the enterprise including those relating to the Alliance and the decisions which the single member of Renault s.a.s. may be led to make. He informs the Board of measures taken in the application of the Restated Master Alliance Agreement, and reports to it on the decisions that the Board may be led to take in the application of the Restated Master Alliance Agreement.

The President and Chief Executive Officer may consult the Board's committees on any question falling within their powers; he shall be heard by each Committee whenever he so requests.

1.4 THE BOARD'S COMMITTEES

In order to favour the performance of its tasks and the attainment of the objectives it sets itself, Renault's Board of Directors has four study committees:

- an Accounts and Audit Committee;
- a Remuneration Committee;
- a Nominations and Governance Committee;
- an International Strategy Committee.

The Chairmen of the various committees report on the work and opinions of the Committees which they chair at meetings of the Board of Directors.

A. COMPOSITION, TASKS AND METHOD OF WORKING OF THE ACCOUNTS AND AUDIT COMMITTEE

1. COMPOSITION.

The Accounts and Audit Committee is made up of Directors chosen by the Board of Directors. It shall contain a majority of independent Directors. The Chairman of the Board of Directors and the President and Chief Executive Officer can not be members of this committee.

It shall not include any Director or permanent representative of a Director who holds office within a company in which a Director or permanent representative of Renault reciprocally sits on the Accounts and Audit Committee.

The Chairman of the Committee is chosen by the Board of Directors.

2. TASKS AND POWERS

The tasks of the Accounts and Audit Committee are, notably at the time of drafting the company or consolidated accounts drawn up on both a half-yearly and annual basis (hereinafter referred to as the "Accounts"), and on the preparation of any decision which is submitted to the vote of the Board of Directors in this respect:

- to analyse the Accounts as prepared by the Company's Departments and Divisions. The examination of the accounts by the Committee must be accompanied by a memorandum from the Statutory Auditors underlining the essential points in the results, the accounting choices made, and a memorandum from the Financial Director describing risk exposure, and the off-balance-sheet commitments of the enterprise. With respect to internal audit and risk control, the Committee must examine the significant off-balance-sheet commitments and risks, hear the head of internal audit, give its opinion on the organization of this department and be informed of its work programme. It must be an addressee of the detailed internal audit reports or a periodical summary of these reports in order to allow the detection of significant risks;
- to ensure that the methods adopted for the drafting of the Accounts comply with applicable standards, and to analyze the changes made to these methods, where applicable;
- to examine with the Statutory Auditors the nature, extent and results of their inspection of the Accounts; to raise with them in particular any remarks which they may wish to make on the Accounts at the end of their review work;
- to give its opinion on the appointment or renewal of the Statutory Auditors and on the quality of their work. The Committee is thus called upon to prepare the selection of external auditors, putting forward the one making the best offer. In a general manner, it ensures compliance with rules guaranteeing the independence of the Statutory Auditors;

- to verify the relevance of the internal control methods ;
- to examine the extent of group consolidation, and the reasons why certain companies, as the case may be, are not included within the consolidated scope of the Group;
- to make any recommendations to the Board in the fields described above.

It may be consulted by the Chairman of the Board of Directors or the President and Chief Executive Officer on any question falling within the scope of its tasks.

3. METHOD OF WORKING

The Committee meets each time it considers it necessary and in any event prior to meetings of the Board, where the Board's agenda includes the closing of or examination of the Accounts or any decision concerning the Accounts.

For the fulfilment of its tasks, the Committee shall have the possibility of meeting the Statutory Auditors, while excluding the presence of the company executives, the internal control audit and persons involved in the drafting of the Accounts, and may request that they produce any document or information necessary for the fulfilment of their tasks.

Its secretariat is provided by the secretariat of the Board of Directors.

B. COMPOSITION, TASKS AND METHOD OF WORKING OF THE REMUNERATION COMMITTEE

1. COMPOSITION

The Remuneration Committee is made up of Directors chosen by the Board, the majority of whom shall be independent. The Chairman of the Board of Directors and the Chief Executive Officer can not be members of this committee.

It shall not include any Director or permanent representative of a Director who holds office within a company in which a Director or permanent representative of Renault reciprocally sits on the Remunerations Committee.

The Chairman of the Committee is chosen by the Board of Directors.

2. TASKS AND POWERS

It has the following tasks:

- to propose to the Board the amount of the variable part of remuneration for corporate officers and the rules for fixing this variable part, ensuring the coherency of these rules with the annual assessment of the performance of the interested parties as well as with the enterprise's medium term strategy, and supervising the annual application of these rules;
- to make any recommendation to the Board concerning the remuneration, perks and pension of the Chairman of the Board of Directors, the President and Chief Executive Officer and any other senior executive or corporate officer;
- to assess all of the remuneration and perks received by the senior executives and by members of the executive committee, including, as the case may be, from other companies in the Group;
- to examine the general policy for the attribution of options and comparable perks and make proposals to the Board of Directors both in matters of policy and with respect to the attribution of stock options and comparable perks.

It may be consulted by the Chairman of the Board of Directors or the President and Chief Executive Officer on any question falling within the scope of its tasks.

It may also be consulted by the President and Chief Executive Officer on any question connected to the fixing of the remuneration of members of the Group executive committee.

3. METHOD OF WORKING

The Remuneration Committee meets at least once per year and, in any event, prior to meetings of the Board where the Board's agenda includes questions falling within the scope of its tasks. Whenever necessary, it may have external bodies proceed with such research and surveys as it thinks fit, at the expense of the enterprise.

Its secretariat is provided by the secretariat of the Board of Directors.

C. COMPOSITION, TASKS AND METHOD OF WORKING OF THE NOMINATIONS AND GOVERNANCE COMMITTEE

1. COMPOSITION

The Nominations and Governance Committee is chaired by the Chairman of the Board of Directors and comprises two independent Board members chosen by the Board.

It shall not include any Director or permanent representative of a Director who holds office within a company in which a Director or permanent representative of Renault reciprocally sits on the Nominations Committee.

2. TASKS AND POWERS

It has the following tasks:

– to make all proposals to the Board concerning the appointment of the Chairman of the Board of Directors, the President and Chief Executive Officer and the corporate officers, in conformity with procedure, as it has determined in advance, intended in particular to select the Directors, and to proceed with studies concerning potential candidates;

– to assess whether it is opportune to renew expiring terms of office, while taking account in particular of the changes and developments in the Company's shareholders and the necessity of maintaining a suitable proportion of independent Directors;

– to be in a position to provide the Board with proposed solutions for succession in the event of an unforeseeable vacancy;

– to make all proposals concerning the chairmanship and concerning the composition and tasks of the various Board committees;

– to follow up on questions of corporate governance;

– to draft, each year, an overview of the working of the Board, and where necessary to propose changes.

It may be consulted by the President and Chief Executive Officer on any question falling within the scope of its tasks.

3. METHOD OF WORKING

The Nominations and Governance Committee meets at least once per year and, in any event, prior to meetings of the Board where the Board's agenda includes questions falling within the scope of its tasks. Whenever necessary, it may have external bodies proceed with such research and surveys as it thinks fit, at the expense of the enterprise.

Its secretariat is provided by the secretariat of the Board of Directors.

D. COMPOSITION, TASKS AND METHOD OF WORKING OF THE INTERNATIONAL STRATEGY COMMITTEE

1. COMPOSITION

The International Strategy Committee is made up of Directors chosen by the Board of Directors.

The Chairman of the Committee is chosen by the Board of Directors.

2. TASKS AND POWERS

Its work concerns the activity of the Company outside wider Europe.

It has the following tasks:

– to study strategic orientation proposed by the President and Chief Executive Officer concerning the international development of the Company and the Alliance;

– to analyze and examine the Company's international projects for the Board, and to issue an opinion on these projects;

– to proceed with the follow-up of the Company's international projects and to draft reports on the request of the Board.

It may be consulted by the Chairman of the Board of Directors or by the President and Chief Executive Officer on any question falling within the scope of its tasks.

3. METHOD OF WORKING.

This Committee meets at least twice each year and each time it considers it necessary, and prior to meetings of the Board where the Board's agenda includes the examination of international projects.

For the fulfilment of its tasks, the Committee may meet the concerned Departments and Divisions of the Company and those persons who contribute directly to the drafting of these projects, and request that they produce any document or information necessary for the fulfilment of their tasks.

Its secretariat is provided by the secretariat of the Board of Directors.

II. The Director's Charter

The Board has laid down the terms of a Director's Charter which specifies a Director's rights and duties.

I) KNOWLEDGE OF THE LEGAL FRAMEWORK GOVERNING *SOCIÉTÉS ANONYMES* (PUBLIC LIMITED COMPANIES) AND THE ARTICLES OF ASSOCIATION OF THE COMPANY

Each Director, at the time that he takes up office, must have informed himself of the general and specific duties attached to his office. In particular he must have informed himself as to laws and regulations concerning the working of *sociétés anonymes* (public limited companies), Renault's Articles of Association, a copy of which will have been given to him, these internal regulations and any addition or amendment as may later be made thereto.

II) HOLDING SHARES OF THE COMPANY

Pursuant to Article 10.2 of the Articles of Association, each Director must be able to prove that he personally holds at least one share, or any greater number of shares that he considers he should hold; this share or these shares must be registered shares.

It is recalled that the law also obliges directors' spouses to ensure that their shares are registered shares or are deposited in a bank or financial establishment which is authorised to receive deposits of shares from the general public, or with a stock market company. Moreover, as the company is obliged to communicate to the AMF all transactions made by the Directors and by persons who are closely connected to them concerning the shares – acquisitions, subscriptions, exchanges, etc.– each Director undertakes to inform the professional ethics advisor within twenty-four hours of undertaking such a transaction.

III) REPRESENTING THE SHAREHOLDERS

Each Director must act in all circumstances in Renault's company interest, and represents all of the shareholders.

IV) DUTY OF HONESTY AND FAIRNESS

Each Director is obliged to inform the Board of any situation or risk of a conflict of interests with Renault or any company in its group, and must abstain from the vote for the corresponding decision(s).

V) DUTY OF DILIGENCE

Each Director must dedicate the time and attention necessary for the performance of his tasks. He must be assiduous and must attend all meetings of the Board and of the Committees which he is a member of, except in the event of true impossibility.

VI) RIGHT TO OBTAIN COMMUNICATION AND DUTY TO INFORM

Each Director has the duty to inform himself. He must request from the Chairman of the Board of Directors, at appropriate times, the information that he considers necessary in order to fulfil his tasks and in order to participate with respect to the points recorded on the agenda for meetings of the Board. In addition, the Board's Secretariat shall remain at the Directors' disposal at all times in order to document this information.

VII) PROFESSIONAL SECRECY

Each Director must, in addition to the duty of discretion provided for by Article 225-37 of the Commercial Code, consider himself to be bound by professional secrecy for all non-public information which he may become aware of in the context of his tasks as Director.

VIII) INSIDER INFORMATION

Each Director undertakes, as any senior manager in the Group, to comply with Renault's internal procedure concerning the use and/or communication of insider information concerning Renault and/or Nissan, as well as any applicable legislative or regulatory provisions.

IX) REIMBURSEMENT OF EXPENSES

Each Director is entitled to reimbursement, on presentation of substantiating documents or receipts, of his travelling expenses as well as other expenses which he incurs in the interest of the company.

III. Procedure concerning the use and/or communication of insider information

Furthermore, the Board of Directors has adopted the following provisions as internal procedure applicable to the whole group, concerning the prevention of the use or communication of insider information.

Since the opening up of Renault's share capital in 1994 and the listing of its shares on the Paris financial market, the Company is more than ever exposed to the risk of use and/or communication of insider information. In addition to civil law, administrative law and criminal law sanctions that Renault directors, senior executives, corporate officers and employees face if they are found guilty of committing, aiding and abetting or receiving the benefit of offences in this field, the credit of the Company itself with respect to the general public may find itself enduringly affected in the event of proven misconduct.

Therefore, in order to avoid any use and/or communication of information which may turn out to be harmful to the Company, this procedure is intended to define:

A. The nature of this information;

B. The conditions for its use and/or communication;

C. The application of these rules to the attribution of stock options.

A) NATURE OF THE INSIDER INFORMATION

Insider information shall mean any information concerning Renault and/or Nissan, whether favourable or unfavourable, which could have an effect on the stock market price of Renault and/or Nissan shares were it to be made public (hereinafter referred to as "*Insider Information*"). *Insider Information* may concern, but shall not be limited to, the current situation or prospects of Renault and/or Nissan and the companies of their group, as well as the prospects for the development of Renault and/or Nissan shares.

More generally, any information that has not been released to the market through a communiqué, press release etc. shall remain non-public. It is only the publication of information through media which broadcast or circulate widely which will confer a public nature on insider information.

B) USE AND/OR COMMUNICATION OF INSIDER INFORMATION

Any and all directors, senior executives, corporate officers and employees of Renault and the companies of its group who hold *Insider Information* whether permanently or on occasion (hereinafter referred to as an "*Insider*") must, whatever their degree of responsibility, refrain from undertaking any transaction on the market, whether undertaken directly or through the intermediary of a third party, concerning Renault and/or Nissan shares, until such time as said information is made public.

Directors, senior executives, corporate officers or employees of Renault whose position or office makes them liable to permanently hold *Insider Information* must not, as a general rule, undertake any transaction concerning Renault and/or Nissan shares (including shares in FCPE *Actions Renault* ["Renault Shares" in-house investment fund]) during the following periods:

- from January 1, to the announcement of Renault's annual results and Nissan's quarterly results (i.e. approximately the beginning of February);
- from April 1, to the announcement of Nissan's annual results (i.e. approximately mid May);
- from July 1, until the announcement of Renault's half-yearly results and Nissan's quarterly results (i.e. approximately the end of July);
- from October 1, until the announcement of Nissan's quarterly results (i.e. approximately mid November).

Furthermore, any and all *Insiders* must not disclose any *Insider Information* within Renault or outside Renault other than in the normal context of their duties, that is to say for purposes or for an activity other than those for which or in respect to which said information is held, and must take all appropriate steps for this purpose.

Generally, *Insiders* must act with the greatest caution, and the fact of holding such information shall necessarily lead them to refrain from proceeding with any transaction concerning Renault and/or Nissan shares even where said transaction was planned prior to becoming aware of the information in question.

C) THE APPLICATION TO THE ATTRIBUTION OF STOCK OPTIONS

Without prejudice to the above, the Board of Directors undertakes not to grant stock options:

- within a period of ten stock market business days prior to and following the date on which the consolidated accounts, or in their absence the company accounts, are made public;
- within the period beginning on the date on which the corporate decision-making bodies become aware of information concerning Renault and/or Nissan which could have a significant effect on the stock market price of Renault shares were it to be made public, and the date following ten stock market business days after the date on which said information was made public.

In order to ensure the proper understanding of and compliance with this procedure, the importance of which for the Companies does not need to be emphasized, on July 26, 2001 the Board appointed a professional ethics advisor, such position being held for the first time by Mr. Dor, who must be consulted for any question concerning its interpretation and its application.

8.2.1 Comments on the methods applied in the "environmental performance of Renault group sites" table 2004

Scope

The "scope" concerns the industrial subsidiaries (body assembly, final assembly, powertrain and foundry) and the support sites (product and process design and development and logistics) in which Renault holds a stake of at least 50%. All impacts are attributed to Renault, with the exception of La Française de Mécanique (Douvrin site), a joint Renault/PSA subsidiary, in which Renault holds a 50% stake. Here, 17% of impacts were attributed to Renault in 2004 (compared with 20% in 2003), corresponding to the breakdown of industrial activity at the site. Impacts of suppliers or third parties present on site are not included, with the exception of the sites listed at the bottom of the page.

The data for sites covered by the scope of reporting in year N are consolidated with those of other sites only from year N+1. They are not therefore included in the *Total* line, but are mentioned for information only.

- The Suwon site (Korea) is included in the scope from 2004.
- Although the Medellin site (Colombia) was included in the reporting scope from 2003, these data were not consolidated with those of other sites in 2004, since the Renault group's reporting standard has been only partly rolled out at the plant.
- No sites were removed from the scope of reporting in 2004.

Procedures for controlling and consolidating data

Experts from the department of Environmental Protection and the Prevention of Industrial Risks check the coherence of data at each site. These checks include a comparison with data from previous years and an analysis of the impact of events occurring on site during the year.

The environmental data presented in the annual report are also checked by outside entities: Ernst & Young and Deloitte. Their conclusions are set out in the report provided at the end of the document.

Liquid effluents

The quantity of SM represents the average daily flow of suspended matter discharged, expressed in kg per day.

The quantity of OM represents the average daily flow of oxidizable matter discharged, expressed in kg per day.

The quantity of Metals is the total average daily flow of toxic metals discharged, weighted by a coefficient of toxicity. This quantity, expressed in kg per day, is calculated as follows:

Metals = 5 flows (Ni+Cu) + 10 flows (Pb+As) + 1 flow (Cr+Zn) + 50 flows (Hg+Cd).

The data presented take account only of metal, SM and OM flows whose measurement is required by law.

Data on pollutant flows are based on measurements made on effluents after treatment in our facilities and prior to discharge outside the site. Discharges from some plants may subsequently be treated in municipal treatment plants (see plant code).

Atmospheric emissions

The atmospheric emissions of VOCs (volatile organic compounds) included in data correspond to the emissions produced in the painting of bodywork (body assembly plants). The painting of accessories is not taken into consideration, but may nevertheless account for a significant proportion of VOC emissions.

The atmospheric emissions of SO_2 and NOx included in data correspond to emissions produced by the burning of fossil fuels at all sites, excluding transport to the site.

In 2004 Renault made an inventory of greenhouse gas (GHG) sources. Following this inventory, Renault modified its reporting protocol to better reflect the total emissions of the Renault group and to comply with the recommendations of the GHG Protocol and the French protocol developed by Entreprises Pour l'Environnement.

Emissions from the following sources were included:

- combustion of fossil fuels transported to the site;
- coolant filling of the air conditioning systems fitted in vehicles produced by the plant;
- fuel consumption during testing of engines, gearboxes and vehicle trials on the test track.

These emissions make up more than 95% of the GHG emissions produced by the Renault group.

The following emission sources have been excluded from the scope of reporting, as the corresponding emissions are considered to fall below the threshold of 10,000 teqCO_2/year adopted by the Renault group:

- air conditioning of site premises;
- air conditioning of processes;
- heat treatment of powertrain components;
- solvent incineration;
- tests on vehicles leaving the assembly line (roller bench tests).

It has not yet been possible to correctly assess emissions linked to on-site transport, so these emissions are not therefore included.

Emissions linked to the foundry activity are not reported.

The emission factors used to calculate SO_2, NOx and GHG emissions comply with the French circular of April 15, 2002 on procedures for verifying annual greenhouse gas emissions budgets by inspecting environmentally-sensitive installations, as well as with the CITEPA network's OMINEA national inventory report, dated April 2, 2004. Only sites using a fuel whose characteristics are completely unrelated to standard factors have used data validated by their energy supplier (Pitesti plant, Dacia).

Waste

The waste included in data is waste that leaves the geographical confines of the site.

The inclusion by Renault of construction site waste depends on the contractual clauses drafted in agreement with the company in charge of works.

8.2.2 Environmental performance of Renault Group sites ◇

Site	Water consumption in thousands m³	Liquid effluents: Plant	Liquid effluents: SM in kg/day	Liquid effluents: OM in kg/day	Liquid effluents: Metox in kg/day	Atmospheric emissions: VOC in tons	Atmospheric emissions: GHG in teqCO_2	Atmospheric emissions: SO_2 in tons	Atmospheric emissions: NOx in tons	Waste: OIW in tons	Waste: HIW in tons	Waste: Inert in tons	Energy consumption in MWh LHV
Production sites													
ACI Brazil	1.8		nc	nc	nc	nc	0.5	0.0	0.0	351.3	51.9	0.0	1,259.4
ACI Detroit (ncO)	4.7		nc	nc	nc	nc	418.5	0.0	0.4	3,450.2	280.6	0.0	4,761.0
ACI Le Mans	1,544.7	P	139.04	139.38	2.20	nc	42,231.4	182.5	76.9	57,327.1	3,444.2	11,934.0	367,242.6
ACI Pitesti (1)	22.4		nc	nc	nc	nc	648.8	0.0	0.7	585.7	0.0	0.0	10,039.2
ACI Villeurbanne	82.2	U	nc	nc	nc	nc	2,278.2	0.0	2.4	7,140.8	504.1	0.0	36,026.2
Batilly (SOVAB) (2)	309.1	PU	6.31	21.02	0.93	726.9	34,998.0	0.3	35.4	2,429.1	2,355.0	0.0	239,535.8
Bursa (3)	445.1	PBU	71.89	46.88	3.71	1,452.8	29,375.8	0.2	24.7	47,935.9	1,698.6	0.0	198,709.5
Busan (RSM)	341.1	PBU	51.05	55.47	1.58	550.7	21,074.4	0.2	18.7	15,506.5	1,205.8	705.2	160,621.0
Cacia	114.0	PB,	2.86	8.36	0.08	nc	1,439.3	0.0	1.3	6,364.2	897.3	0.0	50,945.7
Choisy-le-Roi	59.5	PU	15.69	33.19	nc	nc	2,755.2	0.0	2.1	5,513.5	390.6	0.0	18,601.1
Cléon	1,935.4	PU	60.30	707.40	nc	nc	31,896.0	0.3	30.2	35,467.3	6,407.5	0.0	434,918.2
Ayrton Senna Complex	285.0	PU	120.57	278.24	1.23	365.8	16,007.4	0.1	14.3	12,810.3	1,824.6	0.0	153,722.2
Dieppe	10.9	U	nc	nc	nc	100.0	5,520.4	0.6	4.7	544.2	536.1	216.5	33,118.4
Douai (4)	1,346.1	PB	148.00	145.00	3.88	1,368.5	84,524.3	0.6	73.7	132,434.2	5,516.4	0.0	561,672.8
Douvrin (FM) (5)	309.2	PU	8.39	80.14	0.03	nc	4,106.5	0.0	2.6	12,182.5	1,246.0	531.2	80,219.5
Flins (6)	4,562.5	PB	299.00	235.00	9.98	1,251.5	50,067.8	195.2	83.6	73,930.3	3,278.8	0.0	526,603.6
Analu Foundry - Cordoba	19.3	U	nc	nc	nc	nc	3,445.4	0.0	3.6	174.5	4,243.8	183.9	21,716.8
Genneviliers (ETG)	76.7	PU	nc	nc	nc	nc	2,420.0	0.3	2.6	2,942.0	4.9	0.0	15,164.3
Los Andes	18.5	U	nc	nc	nc	nc	1,114.1	0.0	0.7	1,598.6	515.9	0.0	9,649.5
Maubeuge (MCA)	415.5	PB	9.70	6.30	3.70	1,237.3	43,848.0	0.3	40.3	47,139.5	4,993.8	0.0	299,722.6
Moscow (AVTOFRAMOS)	45.1		nc	nc	nc	nc	843.0	0.0	0.9	1,553.9	1,087.8	0.0	27,307.8
Novo Mesto (7)	199.5	PU	109.45	254.66	2.31	582.7	20,252.1	3.4	18.5	23,132.2	667.0	0.0	135,500.1
Palencia (8)	734.2	PB	11.49	41.30	1.68	940.3	54,746.8	24.8	50.8	41,821.0	1,856.9	0.0	314,194.4
Pitesti (DACIA) (9)	2,650.6	PB	1,526.70	247.87	9.54	802.9	91,309.5	59.3	113.1	48,216.4	2,844.5	118,449.6	568,624.3
Ruitz (STA)	42.9	U	2.51	9.68	0.01	nc	5,052.9	0.0	5.1	5,266.5	1,223.4	10.8	66,926.9
Sandouville (10)	575.7	PB	13.90	35.99	3.76	1,519.5	47,977.9	0.5	41.5	58,053.9	3,196.8	1,024.4	337,551.2
Santa Isabel Cordoba	260.0	PB	nc	13.58	0.05	209.3	9,701.7	0.1	9.5	5,263.8	388.5	0.0	73,501.9
Seville	99.0	PU	12.84	96.08	0.51	nc	4,151.2	0.0	4.3	6,763.0	1,790.0	0.0	75,402.2
SNR Curitiba	6.6		nc	nc	nc	nc	0.0	0.0	0.0	2,048.8	141.6	0.0	4,019.0
SNR France	154.9	PU	8.21	78.10	0.04	nc	8,112.4	9.0	10.2	20,099.4	8,882.5	117.4	166,804.7
Tandil	61.7		nc	nc	nc	nc	3,686.1	0.0	3.9	8,083.8	59.9	2,099.0	46,949.9
Valladolid -body assembly	221.7	PU	15.07	36.34	2.83	nc	16,857.2	0.1	17.6	77,448.0	1,323.2	0.0	137,218.0
Valladolid -final assembly	703.1	PU	31.43	140.93	4.37	1,612.7	46,206.7	4.1	48.4	6,388.1	1,715.5	0.0	318,660.0
Valladolid -engines (11)	270.5	PU	nc	nc	nc	nc	8,786.9	0.1	8.6	22,874.9	4,354.1	0.0	154,763.3
Vilvoorde (RIB)	26.9	U	nc	nc	nc	nc	2,023.5	1.2	2.4	719.2	61.0	0.0	20,185.1
TOTAL PRODUCTION SITES	**17,956.0**		**2,664.4**	**2,710.9**	**52.5**	**12,720.9**	**697,877.8**	**483.5**	**753.8**	**793,560.7**	**68,988.5**	**135,272.2**	**5,671,858.0**

◇ *Global Reporting Initiative (GRI) Directives.*

Site	Water consumption in thousands m^3	Liquid effluents				Atmospheric emissions				Waste			Energy consumption
		Plant	SM in kg/day	OM in kg/day	Metox in kg/day	VOC in tons	GHG in teqCO_2	SO_2 in tons	NOx in tons	OIW in tons	HIW in tons	Inert in tons	in MWh LHV
Engineering, logistics and support sites													
Aubevoye	26.7	U	nc	nc	nc	nc	5,214.2	0.0	1.4	2,367.7	213.0	101.0	19,505.2
Boulogne-Billancourt Renault	132.3	U	nc	nc	nc	nc	2,238.6	0.4	2.4	1,021.0	13.5	0.0	70,666.0
Cergy-Pontoise	9.4	U	nc	nc	nc	nc	355.3	0.0	0.4	3,419.0	4.3	0.0	23,861.0
Grand-Couronne	5.7	U	nc	nc	nc	nc	2,843.0	17.4	6.2	2,234.9	28.8	0.4	14,874.4
Heudebouville (SOMAC)	0.5	U	nc	nc	nc	nc	148.4	0.0	0.2	58.2		0.0	1,206.0
Lardy	665.1	U	28.81	46.85	1.24	nc	17,887.8	0.1	7.2	902.6	692.9	74.9	95,249.0
Rueil	48.5	U	nc	nc	nc	nc	3,555.3	0.1	3.7	811.7	30.6	0.0	35,797.3
St-André-de-l'Eure	10.0	B	nc	nc	nc	nc	1,458.4	1.4	1.7	681.3	9.0	0.0	7,884.4
Technocentre	214.4	U	nc	nc	nc	nc	12,547.7	0.2	9.9	3,196.6	371.0	230.7	142,836.3
Villiers-St-Frédéric	14.1	U	nc	nc	nc	nc	1,128.8	0.0	1.1	458.5	74.6	0.0	15,518.8
TOTAL ENG. SITES	**1,126.7**		**28.8**	**46.9**	**1.2**	**0.0**	**47,377.3**	**19.6**	**34.2**	**15,151.6**	**1,437.7**	**406.9**	**427,398.3**
GROUP TOTAL	**19,082.7**		**2,693.2**	**2,757.8**	**53.7**	**12,720.9**	**745,255.1**	**503.1**	**788.1**	**808,712.3**	**70,426.2**	**135,679.1**	**6,099,256.3**
Sites outside the area of verification, for information only:													
Suwon (RSM)	44.8		0.03	0.14	nc	nc	3,583.8	0.0	2.5	623.8	1,053.5	0.0	34,759
Medellin (Sofasa)	210.9		nd	nd	nd	nd	3,957.5	0.0	2.8	nd	nd	nd	30,464

nc: not concerned (see explanation of methods)
na: not available
Plant codes (treatment resources)
P: physical/chemical
B: biological
U: urban
SM: suspended matter
OM: oxidizable matter
Metals: total flow of metals to which a coefficient of toxicity is applied (arsenic 10, cadmium 50, copper 5, mercury 50, nickel 5, lead 10, zinc 1, chrome 1)
GHG: greenhouse gases
VOC: volatile organic compound
OIW: ordinary industrial waste
HIW: hazardous industrial waste

(1) Liquid effluents from the ACI Pitesti plant are grouped with those of the Pitesti plant (Dacia), as is some of the waste.
(2) The energy used to produce steam for third-parties and the associated atmospheric emissions were deducted from the impacts of the Batilly site.
(3) Water consumption at the Bursa site includes that of the Industrial Supplier Park (PIF).
(4) Water consumption at the Douai site includes that of the Industrial Supplier Park (PIF). The energy used to produce steam for third-parties and the associated atmospheric emissions were deducted from the impacts of the Douai site.
(5) The Douvrin (Française de Mécanique) site is a joint Renault/PSA subsidiary. The proportion of impacts attributed to Renault is calculated through a breakdown of the site's industrial activity between Renault and PSA. Renault's share was 17% in 2004.
(6) Water consumption at the Flins site includes that of the Spare Parts Distribution Center (CPDR).
(7) Water consumption at the Novo Mesto site includes that of the Industrial Supplier Park (PIF).
(8) Water consumption at the Palencia site includes that of the Industrial Supplier Park (PIF).
(9) Water consumption and liquid effluents at the Pitesti site (Dacia) include impacts associated with the production of drinking water, of which almost half is sold to third parties. The quantity of waste includes part of the waste produced by the ACI Pitesti site.
(10) Water consumption at the Sandouville site includes that of the Industrial Supplier Park (PIF).
(11) Liquid effluents at the Valladolid Engine plant are grouped with those of the Valladolid Body Assembly plant.

8.2.3 Environmental performance of passenger cars ◇

▷ Results of the most representative gasoline and diesel versions among sales of passenger cars

MODEL	G: Gasoline D: Diesel	Engine	Capacity	Power rating kW	Gearbox	Emission standard (1)	Fuel consumption NEDC*, l/100 km	CO_2 emissions	External noise dB(A)
Twingo	G	1.2 8v	1,149	43	5-speed manual	Euro 3	5.8	138	72.3
Clio	G	1.2 16v	1,149	55	5-speed manual	Euro 3	5.9	139	73
	D	1.5 dCi	1,461	48	5-speed manual	Euro 3	4.3	115	73.6
Modus	G	1.2 16v	1,149	55	5-speed manual	Euro 4	6	145	71
	D	1.5 dCi	1,461	60	5-speed manual	Euro 3	4.6	122	71.9
Kangoo VP	G	1.2 16v	1,149	55	5-speed manual	Euro 3	7	165	70.5
	D	1.5 dCi	1,461	60	5-speed manual	Euro 3	5.3	139	69.7
Mégane II	G	1.6 16v	1,598	83	5-speed manual	Euro 3	6.8	163	71
	D	1.5 dCi	1,461	60	5-speed manual	Euro 3	4.5	117	72
Scénic II	G	1.6 16v	1,598	83	5-speed manual	Euro 3	7.2	172	71
	D	1.9 dCi	1,870	88	6-speed manual	Euro 3	5.8	154	71.8
Laguna II	G	1.8 16v	1,783	88	5-speed manual	IF Euro 4	7.6	180	71
	D	1.9 dCi	1,870	88	6-speed manual	Euro 3	5.5	150	71.2
Espace IV	G	2.0 T	1,998	120	6-speed manual	IFEuro 4	9.7	232	70.8
	D	2.2 dCi	2,188	110	6-speed manual	Euro 3	7.7	206	70.9
Vel Satis	G	2.0 T	1,998	120	6-speed manual	Euro 3	9.4	225	70.9
	D	2.2 dCi	2,188	110	6-speed manual	Euro 3	7.2	192	71.3

(1) Since 2001, Renault has been progressively introducing new gasoline engines which meet the future European emissions standard due to come into force on January 1, 2005.

** NEDC: standardized driving cycle for measuring emissions and fuel consumption of vehicles marketed in Europe.*

◇ ***Global Reporting Initiative (GRI) Directives.***

8.2.4 Statutory Auditors' report on the 2004 environmental data relating to the Renault group sites ◇

(This is a free translation into English of the original report issued in the French language and is provided solely for the convenience of English speaking readers)

Year ended December 31, 2004

At the request of Renault's management and in our capacity as the company's Statutory Auditors, we have performed procedures to obtain reasonable assurance on the environmental data of the Renault group sites for fiscal year 2004, as they appear under the line "Total" in the "Environmental performance of Renault group sites" table in chapter 8.2.2. ("the Data").

The opinion expressed below relates solely to the Data and therefore does not relate to data regarding each site individually, nor does it relate to other environmental data presented in the annual report.

The Data, which is the responsibility of Renault's management, has been prepared in accordance with the Renault 2004 Environmental Guide (referred to hereafter as "the Reference Document"), available for consultation at the Environmental protection and industrial risk prevention office and which is summarized in the "Comments on the methods applied in the environmental performance of Renault group sites table 2004" in chapter 8.2.1. Our responsibility is to express an opinion on the Data, based on our audit.

Nature and scope of the audit

We performed our engagement in accordance with the professional practice statement applicable in France. We carried out the following procedures in order to obtain reasonable assurance that the Data does not present any material misstatements:

- we met with company officers, at Group level, responsible for the application of the Reference Document;
- we assessed the application of the Reference Document by testing, on the basis of a pluri-annual audit program, a representative sample of locations that represent the following percentages of the total environmental data published for the Renault group:

Water consumption	58%	Waste: inert	89%	Atm. emissions: VOC	51%
Water-borne effluents: SS	77%	Waste: OIW	37%	Atm. emissions: GHG	42%
Water-borne effluents: OM	57%	Waste: HIW	28%	Atm. emissions: SO_2	56%
Water-borne effluents: TOX	54%	Energy consumption	40%	Atm. emissions: NOx	45%

- on the same sample, we carried out substantive tests on the Data by reconciling it with supporting evidence and by verifying the application of the calculation formulae as required in the Reference Document;
- we performed analytical procedures and consistency checks, and verified data processing and aggregation at Group level.

To assist us in conducting this work, we referred to the environmental experts of our firms under the responsibility of Mr. Eric Duvaud for Ernst & Young Audit and of Mr. Frédéric Moulin for Deloitte & Associés.

In view of the work carried out on the Group's major locations over the last six years and the improvements made by Renault to enhance the understanding and the application of the Reference Document by the sites, we consider that our procedures provide a reasonable basis for our opinion.

Opinion

In our opinion, the Data has been prepared, in all material respects, in accordance with the Reference Document prepared by Renault.

Neuilly-sur-Seine and Paris-La Défense, February 23, 2004

French original signed by

The Statutory Auditors

DELOITTE & ASSOCIÉS		ERNST & YOUNG AUDIT	
P. CHASTAING-DOBLIN	A. RAIMI	J.F. BÉLORGEY	D. MARY-DAUPHIN

◇ ***Global Reporting Initiative (GRI) Directives.***

GRI INDICATORS		Global Compact principles(1)	PAGES ◇(2)
Vision and strategy			
1.1	Statement of the organisation's vision and strategy regarding its contribution to sustainable development	8	49-52
Profile			
2.1	Name of the organisation		300
2.2	Major products and services		7-9, 15, 117
2.3	Operational structure of the organisation		6, 23-27
2.4	Major divisions, operating companies, subsidiaries and joint ventures		6, 292-297
2.5	Countries in which the organisation's operations are located		10, 41
2.6	Nature of ownership and legal form		76, 300
2.7	Nature of markets served		118-125
2.8	Scale of the organisation		6, 42-44, 116, 118, 126-131, 302
2.9	List of stakeholders and key attributes of each		5, 204
2.11	Reporting period for information provided		300
2.20	Policy and current practice with regard to internal data verification		104
2.21	Policy and current practice with regard to providing independant assurance for the full report		70, 112
Governance structure and management systems			
3.1	Governance structure of the organisation		23-27, 54-112
3.2	Percentage of the board of directors that are independant, non-executive directors		63
3.4	Processes for identification and management of environmental and social risks and opportunities		95-96
3.5	Linkage between executive compensation and achievement of the organisation's financial and non-financial goals		72
3.6	Governance stucture with regard to sustainable development		51
3.7	Mission and values statements, internally developped codes of conduct, status of implementation		63, 204
3.8	Mechanisms for shareholders to provide recommendations to the board of directors		81-82
3.9	Basis for identification and selection of major stakeholders		204
3.10	Approaches to stakeholders consultation ; frequency of consultations		197-198
3.13	Strategy of risks managment based on the precautionary approach	7	96
3.14	Subscription to external principles and externally developed charters		197
3.15	Principal membership in organisations and associations		216-218
3.16	Systems for managing upstream and downstream impacts		185-199, 205
3.17	Approach to managing indirect impacts of activities		177-178, 198-199, 202, 210-211
3.19	Programmes and procedures pertaining to economic, environmental, and social performance		185-188, 189, 219-222
3.20	Certification pertaining to economic, environmental, and social management Systems		108, 188, 193, 196, 205, 342
Economic performances			
EC1	Net sales		6, 42, 126
EC2	Geographic breakdown of markets		15, 38-41, 118-125
EC5	Total payroll and benefits		65, 72
EC6	Total amount of interests and dividends		53, 81
EC7	Increase/decrease in retained earnings at end of period		311
EC8	Total sum of taxes of all types paid broken down by country		129
EC10	Donations to community, civil society, and other groups broken down in terms of cash and in-kind donations per type of group		217
Environmental performances			
EN2	Percentage of materials used that are wastes (processed or unprocessed) from sources external to the organisation	8	182
EN3	Direct energy use segmented by primary source		179
EN5	Total water use		183, 333-334
EN6	Location and size of land owned, leased, or managed in biodiversity-rich habitats		193
EN7	Impacts on biodiversity associated with activities and/or products organisation		193
EN8	Greenhouse gas emissions		179, 333-334
EN10	NOx, SOx, and other significant air emissions by type		180, 333-334
EN11	Total amount of waste by type and destination		181-182, 333-334
EN12	Significant discharges to water by type		184, 333-334
EN14	Significant environmental impacts of principal products and services		179, 180, 335
EN15	% of the weight of products sold that is reclaimable and reclaimed at the end of the products' useful life		182

GRI INDICATORS		Global Compact principles[1]	PAGES ◇[2]
EN17	Initiatives to use renewable energy sources and to increase energy efficiency	9	179
EN18	Energy consumption footprint of major products		180
EN22	Total recycling and reuse of water		183
EN33	Environmental performance of suppliers		191
Social performances			
LA1	Breakdown of workforce by status, country, employment type and contract		15, 158-159
LA2	Net employment creation and average turnover		161
LA4	Policy and procedures involving information, consultation, and negotiation with employees over changes in the reporting organisation's operations	3	175
LA7	Standard injury, lost day, and absentee rates and number of work-related fatalities		170, 171
LA8	Description of policies or programmes on HIV/AIDS		172
LA9	Average hours of training per year per employee by category of employee		166, 167
LA10	Policies and programmes to address equal opportunities	6	160, 161, 175
LA11	Composition of senior management and corporate governance bodies including female/male ratio and other indicators of diversity		25, 56-60, 67-69
LA12	Employee benefits beyond those legally mandated		172, 173
LA13	Formal workers representation at the board of directors		56
LA14	Evidence of substantial compliance with the ILO Guidelines for Occupational Health Management Systems		49, 50, 170-172, 205
LA16	Programmes dedicated to supporing the continued employability of employees and to manage career endings		50, 160, 162-163, 166-167, 169, 191, 196-197
LA17	Specific policies and programmes for skills management or for lifelong learning		33, 49, 50, 160, 162-163, 166-167, 169-170
Societal performances			
HR1	Policies, guidelines, and procedures to deal with all aspects of human rights	1	172
HR2	Consideration of human rights as part of investment and procurement decisions, including selection of suppliers	1 & 2	51, 205
HR3	Policies and procedures to evaluate and address human rights performance within the supply chain		160
HR4	Policy and procedures preventing all forms of discrimination in operations	1 & 6	162, 175
HR6	Policy and procedure excluding child labour	5	160
HR7	Policy and procedures to prevent forced and compulsory labour	4	160
HR12	Policies and procedures to address the needs of indigenous people		215
S01	Policies to manage impacts of activities on communities		50, 206-209
S02	Policies and procedures to address bribery and corruption	10	204
S04	Awards received relevant to social, ethical, and environmental performance		46, 51, 180, 187, 196, 205, 212
PR1	Policy for preserving customer health and safety during use of products and services		46, 201, 202, 205, 211-213
PR2	Policy and procedures related to product information and labelling		188, 205
PR3	Policy and procedures to respect consumer privacy		204
PR8	Policy and procedures related to customer satisfaction		204-205

(1) UNITED NATIONS GLOBAL COMPACT PRINCIPLES

HUMAN RIGHTS

1	Businesses should support and respect the protection of internationally proclaimed human rights;
2	make sure that they are not complicit in human rights abuses.

LABOUR STANDARDS

3	Businesses should uphold the freedom of association and the effective recognition of the right to collective bargain;
4	the elimination of all forms of forced and compulsory labour;
5	the effective abolition of child labour;
6	the elimination of discrimination in respect of employment and occupation.

ENVIRONMENT

7	*Businesses should support a precautionary approach to environmental challenges;*
8	undertake initiatives to promote greater environmental responsibility;
9	encourage the development and diffusion of environmentally friendly technologies.

ANTI-CORRUPTION

10	Businesses should work against all forms of corruption, including extorsion and bribery.

(2) The ◇ symbol indicates information relating to the Global Reporting Initiative (GRI).

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